UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Files Evidence in the Cayman Islands in Support of Scheme of Arrangement Petition

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today filed with the Grand Court of the Cayman Islands (the “Cayman Court”) evidence in support of the petition dated August 29, 2014 commencing our restructuring proceedings in the Cayman Court. The first hearing before the Cayman Court will take place on September 12, 2014. At that hearing, orders will be sought convening meetings of scheme creditors on or around October 16, 2014 to consider and approve the schemes of arrangement.

Attached hereto as Exhibit 99.1 is the proposed Explanatory Statement (with certain restructuring specific Appendices and those with information previously submitted to or filed with the SEC omitted) included in the filing bundle.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: September 8, 2014

3

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This document comprises an explanatory statement in relation to linked and inter-conditional schemes of arrangement proposed by the joint provisional liquidators of LDK Solar CO., Ltd. (in provisional liquidation) and the directors of LDK Silicon & Chemical Technology Co., Ltd. and LDK Silicon Holding Co., Limited pursuant to section 673 of the Companies Ordinance (Cap 622) of Hong Kong and, in relation to LDK Solar CO., Ltd. and LDK Silicon & Chemical Technology Co., Ltd., pursuant to section 86 of the Companies Law (2013 Revision) of the Cayman Islands (the “Explanatory Statement”). It is being sent to persons who it is believed are or may be Scheme Creditors at the date of this Explanatory Statement. If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Scheme Creditor before the Record Time you must forward this Explanatory Statement and the accompanying documents at once to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Scheme Creditor.

If you are in any doubt as to the contents of this Explanatory Statement or the documents that accompany it or what action you should take, you are recommended to seek your own independent financial, legal and tax advice immediately from your financial, legal and/or tax adviser.

This Explanatory Statement is accompanied by:

1.	The Senior Solicitation Packet, as set out at Appendix 12 (Senior Solicitation Packet), which is also available on the Scheme Website for Senior Note Scheme Creditors. The Senior Solicitation Packet contains (i) instructions and guidance for Senior Note Scheme Creditors and any person with an interest in the Senior Notes, in completing the Account Holder Letter and Ballot; and (ii) the Account Holder Letter and Ballot, which also encloses the Capitalisation Request Form and the Distribution Confirmation Deed.

2.	The Preferred Solicitation Packet, as set out at Appendix 13 (Preferred Solicitation Packet), which is also available on the Scheme Website for Preferred Obligation Scheme Creditors. The Preferred Solicitation Packet contains (i) instructions and guidance for Preferred Obligation Scheme Creditors in completing the Preferred Proxy Form; and (ii) the Preferred Proxy Form, which also encloses the Capitalisation Request Form and the Distribution Confirmation Deed.

3.	The Ordinary Solicitation Packet, as set out at Appendix 14 (Ordinary Solicitation Packet), which is also made available on the Scheme Website for Ordinary Scheme Creditors. The Ordinary Solicitation Packet contains (i) instructions and guidance for Ordinary Scheme Creditors in completing the Ordinary Proxy Form; and (ii) the Ordinary Proxy Form, which also encloses the Capitalisation Request Form and the Distribution Confirmation Deed.

Further copies of this Explanatory Statement can be obtained by contacting:

If you are a Senior Note Scheme Creditor and/or a CN Holder, the Information Agent on +44(0)20 7704 0880 or by e-mail to ldk@lucid-is.com;

If you are Preferred Obligation Scheme Creditor or an Ordinary Scheme Creditor, the JPL’s on +1 345 946 0082 or by email to ldkenquiries@zolfocooper.ky.

EXPLANATORY STATEMENT IN RELATION TO LINKED AND INTER-CONDITIONAL

SCHEMES OF ARRANGEMENT

UNDER SECTION 86 OF THE COMPANIES LAW (2013 REVISION) AND

SECTION 673 OF THE COMPANIES ORDINANCE (CAP 622)

BETWEEN

LDK SOLAR CO., LTD. (IN PROVISIONAL LIQUIDATION)

(AN EXEMPTED COMPANY INCORPORATED WITH LIMITED LIABILITY

UNDER THE LAWS OF THE CAYMAN ISLANDS WITH REGISTERED NUMBER 166736)

AND

LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.

(AN EXEMPTED COMPANY INCORPORATED WITH LIMITED LIABILITY AND

REGISTERED UNDER THE LAWS OF THE CAYMAN ISLANDS WITH

REGISTERED NUMBER 234412 AND REGISTERED AS A NON-HONG KONG

COMPANY WITH THE HK REGISTRAR OF COMPANIES UNDER CR NO. F0018833)

AND

LDK SILICON HOLDING CO., LIMITED

(A HONG KONG COMPANY REGISTERED WITH THE HK REGISTRAR OF

COMPANIES UNDER CR NO. 1410399)

IN THE HIGH COURT OF HONG KONG UNDER SECTION 673 OF THE

COMPANIES ORDINANCE

(CAP 622) IN RELATION TO EACH OF THE ABOVE NAMED COMPANIES

AND

IN THE GRAND COURT OF THE CAYMAN ISLANDS UNDER SECTION 86 OF

THE COMPANIES LAW

(2013 REVISION) IN RELATION TO THE FIRST AND SECOND OF THE ABOVE

NAMED COMPANIES

AND THE

SCHEME CREDITORS

(AS DEFINED IN THIS EXPLANATORY STATEMENT)

DATE: [—]

The Record Time for the Schemes will be 11am (Cayman Islands time) on 15 October 2014/midnight (Hong Kong time) on 16 October 2014. The Scheme Class Meetings for the Scheme Creditors to consider and vote on the Schemes will be held as follows:

1.	The Preferred Obligation Scheme Creditors will be entitled to vote at the Preferred Obligation Meetings comprising:

(a)	the LDK Silicon CI Preferred Meeting to be held on 16 October 2014 at 8:00pm (Cayman Islands time) / 17 October 2014 at 9:00am (Hong Kong time);

(b)	the LDK Solar CI Preferred Meeting to be held on 16 October 2014 at 8:10pm (Cayman Islands time) / 17 October 2014 at 9:10am (Hong Kong time);

(c)	the LDK Silicon HK Preferred Meeting to be held on 16 October 2014 at 8:50pm (Cayman Islands time) / 17 October 2014 at 9:50am (Hong Kong time);

(d)	the LDK SH Preferred Meeting to be held on 16 October 2014 at 9:00pm (Cayman Islands time) / 17 October 2014 at 10:00am (Hong Kong time);

(e)	the LDK Solar HK Preferred Meeting to be held on 16 October 2014 at 9:20pm (Cayman Islands time) / 17 October 2014 at 10:20am (Hong Kong time);

2.	The Senior Note Scheme Creditors will be entitled to vote at the Senior Note Meetings comprising:

(a)	the CI Senior Note Meeting to be held on 16 October 2014 at 8:20pm (Cayman Islands time)/ 17 October 2014 at 9.20am (Hong Kong time);

(b)	the HK Senior Note Meeting to be held on 16 October 2014 at 9:10pm (Cayman Islands time)/ 17 October 2014 at 10:10am (Hong Kong time);

3.	The Ordinary Scheme Creditors will be entitled to vote at the Ordinary Meetings comprising:

(a)	the LDK Solar CI Ordinary Meeting to be held on 16 October 2014 at 8:30pm (Cayman Islands time)/ 17 October 2014 at 9.30am (Hong Kong time); and

(b)	the LDK Solar HK Ordinary Meeting to be held on 16 October 2014 at 8:40pm (Cayman Islands time)/ 17 October 2014 at 9:40am (Hong Kong time).

Notices convening the Scheme Class Meetings are set out in:

•	For Senior Note Scheme Creditors, Appendix 9 (Notice of Senior Note Meetings) of this Explanatory Statement;

•	For Preferred Obligation Scheme Creditors, Appendix 10 (Notice of Preferred Meetings) of this Explanatory Statement; and

•	For Ordinary Scheme Creditors, Appendix 11 (Notice of Ordinary Meetings) of this Explanatory Statement.

The Cayman Scheme Meetings, comprising the LDK Silicon CI Preferred Meeting, the LDK Solar CI Preferred Meeting, the CI Senior Note Meeting and the LDK Solar CI Ordinary Meeting, will be held at the offices of Campbells at Floor 4, Willow House, Cricket Square, George Town, Grand Cayman KY1-1103. Once the Cayman Scheme Meetings have concluded, the Hong Kong Scheme Meetings, comprising LDK Solar HK Ordinary Meeting, LDK Silicon HK Preferred Meeting, LDK SH Preferred Meeting, HK Senior Note Meeting and the LDK Solar HK Preferred Meeting, will be held at Sidley’s Hong Kong offices at 39/F, Two International Finance Centre Central, Hong Kong.

Scheme Creditors who attend the Cayman Scheme Meetings will also be able to attend the Hong Kong Scheme Meetings, via video conference from Campbells’ offices. Similarly, Scheme Creditors who attend the Hong Kong Scheme Meetings will also be able to attend the Cayman Scheme Meetings, via video conference from Sidley’s Hong Kong offices. Scheme Creditors will also be able to dial into each of the Cayman Scheme Meetings and the Hong Kong Scheme Meetings using the LDK Dial-In Details.

The hearing before the Grand Court to determine whether or not the Grand Court will sanction the Cayman Scheme will take place at 9:30am (Cayman Islands time) on 6 November 2014. The hearing before the High Court to determine whether or not the High Court will sanction the Hong Kong Scheme will take place such time as the High Court may direct. Scheme Creditors will have the right to attend and be heard at both hearings.

Instructions about actions to be taken by:

1.	The Senior Note Scheme Creditors preceding the Senior Note Meetings are set out in Part 4 (Senior Note Scheme Creditors), along with Appendix 12 (Senior Solicitation Packet) of this Explanatory Statement;

2.	The Preferred Obligation Scheme Creditors preceding the Preferred Obligation Meetings are set out in Part 5 (Preferred Obligation Scheme Creditors), along with Appendix 13 (Preferred Solicitation Packet) of this Explanatory Statement; and

3.	The Ordinary Scheme Creditors preceding the Ordinary Meetings are set out in Part 6 (Ordinary Scheme Creditors), along with Appendix 14 (Ordinary Solicitation Packet) of this Explanatory Statement.

Whether or not you intend to attend any Scheme Class Meetings, you are requested to complete, execute and return:

1.	In the case of the Senior Note Scheme Creditors, the Account Holder Letter and Ballot, which will also enclose the Capitalisation Request Form and the Distribution Confirmation Deed;

2.	In the case of the Preferred Obligation Scheme Creditors, the Preferred Proxy Form, which will also enclose the Capitalisation Request Form and the Distribution Confirmation Deed; and

3.	In the case of the Admitted Ordinary Scheme Creditors, the Ordinary Proxy Forms, which also will enclose the Capitalisation Request Form and the Distribution Confirmation Deed,

which each accompany this Explanatory Statement in accordance with the instructions printed thereon as soon as possible and in any event by 11am (Cayman Islands time) on 15 October 2014.

Further important information is set out under the sections entitled Important Notice to Scheme Creditors and Important Securities Law Notice to this Explanatory Statement.

INDEX

PRELIMINARY SECTIONS

1.	Expected Timetable of Principal Events’	8
2.	Important Notice to Scheme Creditors	11
3.	Important Securities Law Notice	18
4.	Letter from the JPLs of LDK Solar and the Directors of LDK Silicon and LDK Silicon Holding (the “Directors”) to the Scheme Creditors	25
5.	Communications Policy	37
PART 1
6.	Background to the Schemes and the Chapter 11 Plan	39
PART 2
7.	Introduction to the Schemes	56
PART 3
8.	Overview of the Chapter 11 Plan	87
PART 4
9.	Senior Note Scheme Creditors	89
PART 5
10.	Preferred Obligation Scheme Creditors	95
PART 6
11.	Ordinary Scheme Creditors	98
PART 7
12.	Scheme Consideration Elections	106
PART 8
13.	Transaction Overview	111
PART 9
14.	Overview of the Group	130
PART 10
15.	Risk Factors	169
PART 11
16.	Tax	188

APPENDICES

Appendix 1:	(Definitions and Interpretation)
Appendix 2:	(February 2014 Order)
Appendix 3:	(April 2014 Order)
Appendix 4:	(June 2014 Order)
Appendix 5:	(July 2014 Order)
Appendix 6:	(August 2014 Order)
Appendix 7:	(Cayman Scheme)
Appendix 8:	(Hong Kong Scheme)
Appendix 9:	(Notice of Senior Note Meetings)
Appendix 10:	(Notice of Preferred Meetings)
Appendix 11:	(Notice of Ordinary Meetings)
Appendix 12:	(Senior Solicitation Packet)
Appendix 13:	(Preferred Solicitation Packet)
Appendix 14:	(Ordinary Solicitation Packet)

Appendix 15:	(Corporate Structure Chart)
Appendix 16:	(Current Financing and Security Structure for the LDK Offshore Entities)
Appendix 17:	(Post-restructuring Finance and Security Structure for the LDK Offshore Entities)
Appendix 18:	(Summary of Material Contracts)
Appendix 19:	(Related Party Transactions carried out between 1 January 2013 to 30 June 2014)
Appendix 20:	(Actual or threatened legal proceedings against Group Companies)
Appendix 21:	(Options granted under the 2006 and 2013 Stock Incentive Plan)
Appendix 22:	(Amended Interim Funding Agreement)
Appendix 23:	(HRX Commitment)
Appendix 24:	(SPI Commitment)
Appendix 25:	(LDK International Loan Agreement)
Appendix 26:	(List of Restructuring Documents)
Appendix 27:	(Registration Rights Agreement)
Appendix 28:	(2018 Convertible Bond Indenture)
Appendix 29:	(Preferred Convertible Bond Indenture)
Appendix 30A:	(Preferred Convertible Pledge Agreement)
Appendix 30B:	(Preferred Convertible Pledge Trustee Appointment)
Appendix 31:	(LDK Silicon Pledge)
Appendix 32:	(Subsidiary Guarantee)
Appendix 33:	(Trust Distribution Deed)
Appendix 34:	(List of CN Settlement Agreements)
Appendix 35:	(Scheme Consideration for Senior Note Scheme Claims)
Appendix 36:	(Scheme Consideration for Ordinary Claims)
Appendix 37:	(Scheme Consideration for Preferred Obligation Scheme Claims)
Appendix 38:	(2012 Audit)
Appendix 39:	(Liquidation Analysis)
Appendix 40:	(Unaudited Management Accounts to 31 December 2013)
Appendix 41:	(Unaudited Management Accounts to 30 June 2014)
Appendix 42:	(Unaudited Quarterly Accounts)

Preliminary Section

1.	EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1,2]

Senior Note Scheme Creditors and CN Holders should observe any deadlines set by any institution or settlement system through which they hold interests in the Senior Notes or the CNs (as applicable) to ensure that any voting instructions given by them are taken into account at the Senior Note Meetings and the Ordinary Meetings (as applicable). We would strongly urge each Senior Note Scheme Creditor and CN Holder to contact its relevant Account Holder/ CN Account Holder or Intermediary/CN Intermediary as soon as possible to ensure they are aware of this Explanatory Statement and the process and timetable set out in it.

Event		Expected date	Time C.I.	Time UTC	Time H.K.

Custody Instruction Deadline - latest time for blocking the CNs and the Senior Notes in the relevant Clearing Systems		14 October 2014	11:00	15:00	24:00

Voting Instruction Deadline – latest time and date for delivery of Account Holder Letters and Ballot, the Preferred Proxy Form, the CN Account Holder Letter and the Ordinary Proxy Form in order for the Scheme Creditors’ voting instructions to be taken into account for the purposes of the Scheme Class Meetings.		15 October 2014	11:00	15:00	24:00

Record Time[3]		15 October 2014	11:00	15:00	24:00

Cayman Scheme Meetings[4]	LDK Silicon CI Preferred Meeting	16 October 2014	20:00	24:00	09:00 17th

[1]	Unless otherwise stated, all references to time in this Explanatory Statement are to Cayman Islands time.
[2]	The dates in this timetable and mentioned throughout this Explanatory Statement assume that none of the Court hearings or the Scheme Class Meetings are adjourned or delayed. It is also possible that the drawing up or registration of the orders of the Grand Court and the High Court sanctioning the Schemes may be delayed if any person appeals either order. At the time this Explanatory Statement is circulated, the High Court may not have made orders to convene the Hong Kong Scheme Meetings. The timing of any Hong Kong Scheme Meeting set out in this Explanatory Statement may therefore be different to that stated, and the Hong Kong Scheme Meetings might not occur at all if the High Court declines to make orders sought.
[3]	All Scheme Claims are determined as at the Record Time. The Scheme Supervisors will be entitled to exercise discretion as to whether they recognise any assignment or transfer of Scheme Claims after the Record Time.
[4]	The Cayman Scheme Meetings and the Hong Kong Scheme Meetings will commence at the times stated. Any Scheme Creditor that wishes to attend the Scheme Class Meetings should produce a duplicate copy of the Account Holder Letter (in the case of Senior Note Scheme Creditors) or the Preferred Proxy Form (in the case of the Preferred Obligation Scheme Creditors) or the Ordinary Proxy Form (in the case of the Ordinary Scheme Creditors) executed and delivered on its behalf, evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes) and evidence of personal identity (for example, a passport or other picture identification) at the registration desk by no later than one hour before the scheduled time of each Scheme Class Meeting.

	Event	Expected date	Time C.I.	Time UTC	Time H.K.

	LDK Solar CI Preferred Meeting	16 October 2014	20:10	24:10	09:10 17th

	CI Senior Note Meeting	16 October 2014	20:20	24:20	09:20 17th

	LDK Solar CI Ordinary Meeting	16 October 2014	20:30	24:30	09:30 17th

Hong Kong Scheme Meetings	LDK Solar HK Ordinary Meeting	16 October 2014	20:40	24:40	09:40 17th

	LDK Silicon HK Preferred Meeting	16 October 2014	20:50	24:50	09:50 17th

	LDK SH Preferred Meeting	16 October 2014	21:00	01:00	10:00 17th

	HK Senior Note Meeting	16 October 2014	21:10	01:10	10:10 17th

	LDK Solar HK Preferred Meeting	16 October 2014	21:20	01:20	10:20 17th

	Court hearing to sanction the Cayman Scheme	6 November 2014	09:30	13:30	22:30

	Court hearing to sanction the Hong Kong Scheme	As ordered by the High Court

	Scheme Effective Date	Satisfaction of Scheme Conditions

	Bar Date	21 Business Days after the Effective Date

	Payment Date	In the case of the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount, 7 days after the Effective Date; and in the case of Ordinary Cash Out Amount, such date as the Scheme Supervisors shall determine

Event	Expected date	Time C.I.	Time UTC	Time H.K.

Issue Date	In the case of the Senior Note Non-Cash Consideration and the Preferred Obligation Non-Cash Consideration, 7 days after the Effective Date; and in the case of Admitted Ordinary Claims, such date as the Scheme Supervisors shall determine

Scheme Longstop Date	31 December 2014

2.	IMPORTANT NOTICE TO SCHEME CREDITORS

Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in Appendix 1 (Definitions and Interpretation) of this Explanatory Statement.

Information

This Explanatory Statement has been prepared in connection with schemes of arrangement under:

(a)	section 86 of the Companies Law in relation to the linked and inter-conditional Cayman Scheme between each of the Cayman Scheme Companies (being LDK Solar and LDK Silicon) and the Scheme Creditors; and

(b)	section 673 of the Companies Ordinance in relation to the linked and inter-conditional Hong Kong Scheme between each of the Scheme Companies (being LDK Solar, LDK Silicon and LDK Silicon Holding) and the Scheme Creditors,

and has been prepared solely for the purpose of providing information to Scheme Creditors in relation to the Schemes.

Also, as set out in this Explanatory Statement, Senior Note Scheme Creditors shall be entitled to vote on and approve the terms of the Chapter 11 Plan to be proposed by the directors of each of the US Senior Note Guarantors, being LDK Solar USA and LDK Solar Tech USA, along with LDK Solar Systems. A summary of the terms of the Chapter 11 Plan are set out in Part 3 (Overview of the Chapter 11 Plan) of this Explanatory Statement. In addition, Senior Note Scheme Creditors are directed to refer to Part 4 (Senior Note Scheme Creditors) for instructions and guidance on the actions that the Senior Note Scheme Creditors should take in connection with the Scheme and the Chapter 11 Plan.

Nothing in this Explanatory Statement or any other document issued with or appended to it should be relied on for any purpose other than for Scheme Creditors to make a decision on the Schemes and, in the case of Senior Note Scheme Creditors, the Chapter 11 Plan. In particular and without limitation, nothing in this Explanatory Statement should be relied on in connection with the purchase or acquisition of any Senior Note Scheme Claim, the Preferred Obligations or any other financial instruments, securities, assets or liabilities of the Scheme Companies or any other Group Company.

Nothing contained in this Explanatory Statement constitutes a recommendation, or the giving of advice, by the JPLs, the Scheme Supervisors, the Scheme Companies or any other member of the Group to take a particular course of action or to exercise any right conferred by the Senior Notes or the Scheme Shares, in each case in relation to, buying, selling, subscribing for, exchanging, redeeming, holding, underwriting, disposing of, or converting Senior Notes, Scheme Shares or any other financial instruments, securities, assets or liabilities of the Scheme Companies or any other Group Company.

Scheme Creditors

This Explanatory Statement is to be distributed to Scheme Creditors, who comprise (i) the Senior Note Scheme Creditors; (ii) the Preferred Obligation Scheme Creditors; and (iii) the Ordinary Scheme Creditors. Information on the actions that Scheme Creditors are required to take under the Schemes are set out in:

(a)	For Senior Note Scheme Creditors, Part 4 (Senior Note Scheme Creditors) at page 90 of this Explanatory Statement;

(b)	For Preferred Obligation Scheme Creditors, Part 5 (Preferred Obligation Scheme Creditors) at page 96 of this Explanatory Statement; and

(c)	For Ordinary Scheme Creditors, Part 6 (Ordinary Scheme Creditors) at page 99 of this Explanatory Statement.

Ordinary Scheme Creditors comprise creditors who hold a Claim against LDK Solar as at the Record Time, other than a Senior Note Scheme Claim, a Preferred Obligation Scheme Claim, a Preferred Documents Claim, an Intercompany Claim or an Excluded Claim. With the exception of the CN Holders, all Ordinary Scheme Creditors must vote on the Schemes by submitting their Ordinary Proxy Form to the JPLs. CN Holders will be required to submit its voting instructions on the Schemes through the CN Account Holder Letter. Further information on submitting the Ordinary Proxy Form and the CN Account Holder Letter is set out in the Ordinary Solicitation Packet.

Notice to Scheme Creditors

Without prejudice to the representations and warranties to be given by the Scheme Companies in the Restructuring Documents, nothing contained in this Explanatory Statement shall constitute a warranty, undertaking or guarantee of any kind, express or implied, and nothing contained in this Explanatory Statement shall constitute any admission of any fact or liability on the part of the JPLs, the Scheme Companies or the Scheme Supervisors with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in this Explanatory Statement or the distribution thereof evidences to any person, or constitutes any admission by the JPLs, the Scheme Companies, or the Scheme Supervisors that a liability is owed to any person in respect of any claim (including without limitation any Scheme Claim) or that any person is or may be a Scheme Creditor. The failure to distribute this Explanatory Statement to any Scheme Creditor shall not constitute an admission by the JPLs, the Scheme Companies or the Scheme Supervisors that such person is not a Scheme Creditor.

No person has been authorised by the Scheme Companies, the JPLs or the Scheme Supervisors to give any information or make any representations concerning the Restructuring Documents (including the Schemes) which is inconsistent with this Explanatory Statement and, if made, such representations shall not be relied upon as having been so authorised.

The information contained in this Explanatory Statement has been prepared based upon information available to the JPLs or the Scheme Companies prior to the date of this Explanatory Statement. The delivery of this Explanatory Statement does not imply that the information herein is correct as at any time subsequent to the date hereof. To the best of the Scheme Companies’ and the JPLs’ knowledge, information and belief, the information contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information, each in a material respect. The Scheme Companies and the JPLs have taken all reasonable steps to ensure that this Explanatory Statement contains the information reasonably necessary and material to enable Scheme Creditors to make an informed decision about how the Restructuring Proposal affects them.

None of the Scheme Companies’ or the JPLs’ advisers have verified that the information contained in this Explanatory Statement is materially in accordance with facts and does not omit anything likely to affect the import of such information in any material way, and each of those persons expressly disclaims responsibility for such information.

This Explanatory Statement has not been reviewed, verified or approved by any rating agency, the Senior Note Trustee, or any regulatory authority. Without prejudice to the representations and warranties to be given by the Scheme Companies in any Restructuring Document, to the fullest extent permitted by law, the JPLs, the Scheme Supervisors or the Scheme Companies will have no tortious, contractual or any other liability to any person in connection with the use of this Explanatory Statement and the JPLs, the Scheme Supervisors and the Scheme Companies will not accept any liability whatsoever to any person, regardless of the form of action, for any lost profits or lost opportunity, or for any indirect, special, consequential, incidental or punitive damages arising from any use of this Explanatory Statement, its contents or preparation or otherwise in connection with it, even if the JPLs, the Scheme Supervisors or the Scheme Companies have been advised of the possibility of such damages.

The Chapter 11 Plan and Recognition Filings

After the convening hearings for the Cayman Scheme, the Hong Kong Scheme and the commencement of solicitation on the Schemes and Chapter 11 Plan, the JPLs intend to file a petition for recognition of the LDK Solar Cayman Scheme by making the Recognition Filing. In connection with this filing, the JPLs expect to request certain “first day” provisional relief from the Bankruptcy Court pending the Bankruptcy Court’s recognition determination. Further, once the Schemes have been sanctioned by the Grand Court and the High Court, the JPLs intend to request, upon notice to parties in interest and after the opportunity for such parties to be heard, that the Bankruptcy Court recognise certain provisions of the Schemes and the making of the Grand Court Order.

On or about the time the JPLs make the Recognition Filings, the Prospective US Debtors intend to file the Chapter 11 Plan seeking relief under chapter 11 of the Bankruptcy Code. The Prospective US Debtors intend to seek confirmation of the Chapter 11 Plan concurrently with the Bankruptcy Court’s recognition of the Schemes.

Publication of unaudited consolidated accounts

In connection with the Schemes and the Chapter 11 Plan, the Group has prepared the Unaudited Management Accounts, comprising unaudited condensed consolidated management account information for the fiscal year ended 31 December 2013 and for the six months ended 30 June 2014. A copy of these accounts are set out in Appendix 40 (Unaudited Management Accounts to 31 December 2013) and Appendix 41 (Unaudited Management Accounts to 30 June 2014) of this Explanatory Statement.

The Group has also prepared and submitted to the SEC the unaudited quarterly accounts, comprising unaudited condensed consolidated quarterly financial information for the fiscal quarters ended 31 March, 30 June and 30 September 2013. These accounts are set out in Appendix 42 (Unaudited Quarterly Accounts) of this Explanatory Statement.

The unaudited management accounts and the unaudited quarterly accounts are preliminary in nature and are provided to Scheme Creditors for reference only and are subject to change and adjustment upon audit.

LDK Solar (acting through the JPLs) has engaged KPMG to carry out an audit on LDK Solar’s financial statements and the consolidated financial statements of the Group for the year ended 31 December 2013. The JPLs anticipate that the audit will be completed by KPMG prior to 31 October 2014. The JPLs will notify Scheme Creditors once this audit has been completed and make a copy of the audited financial statements available on the Scheme Website.

Restrictions

The distribution of this Explanatory Statement to or in certain jurisdictions may be restricted by law or regulation and persons into whose possession this Explanatory Statement comes are requested to inform themselves about, and to observe, any such restrictions. Failure to comply with any such restrictions could result in a violation of the laws of such jurisdictions.

Summary only

The summary of the principal provisions of the Schemes and the Chapter 11 Plan contained in this Explanatory Statement is qualified in its entirety by reference to each of the Cayman Scheme, the Hong Kong Scheme and the Chapter 11 Plan themselves. The full text of the Cayman Scheme and the Hong Kong Scheme is set out in Appendix 7 (Cayman Scheme) and Appendix 8 (Hong Kong Scheme), respectively. Senior Note Scheme Creditors will also be provided with the full text of the Chapter 11 Plan and the Disclosure Statement, in addition to the full texts of the Schemes and this Explanatory Statement. Each Scheme Creditor is advised to read and consider carefully the text of both the Cayman Scheme and the Hong Kong Scheme and the Chapter 11 Plan (in the case of the Senior Note Scheme Creditors only). This Explanatory Statement has been prepared solely to assist Scheme Creditors in respect of voting on the Schemes.

In the event of a conflict between the information and terms described in:

(a)	this Explanatory Statement and the Disclosure Statement; and

(b)	the Schemes and/or a Chapter 11 Plan,

the terms of the Schemes and/or the Chapter 11 Plan shall prevail.

The Scheme Companies shall be at liberty to modify the Schemes, or to propose a different scheme of arrangement, at any time prior to sanction of the Schemes and delivery of the relevant court order to the relevant registrar of companies. The Scheme Companies shall enjoy such liberty notwithstanding any actions in reliance on the Schemes or this Explanatory Statement by a Scheme Creditor or any other person.

The JPLs

The JPLs act as agents for and on behalf of LDK Solar and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives, shall incur any personal liability whatsoever in respect of any of the obligations undertaken by the Scheme Companies, or in respect of any failure on the part of the Scheme Companies to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to the Schemes or any Restructuring Document, or otherwise.

None of the JPLs or their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives shall incur any personal liability whatsoever under the Schemes, this Explanatory Statement or any Restructuring Document nor in relation to any related matter or claim, whether in contract, tort (including without limitation negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum.

The exclusions of liability as set out in the Schemes, this Explanatory Statement or any Restructuring Document shall continue notwithstanding the termination of the agency of the JPLs or their discharge from office as joint provisional liquidators of LDK Solar before or after the Effective Date and shall operate as a waiver of any claims in tort as well as under contract.

Each of the JPLs, their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers and representatives shall be entitled to rely on and enjoy the benefit of these exclusions as if they were party to the Schemes, the Explanatory Statement or any Restructuring Document.

Any joint provisional liquidator of LDK Solar appointed after the Effective Date shall be entitled to rely on and enjoy the benefit of these exclusions as if they were a party to the Schemes, the Explanatory Statement or any Restructuring Document.

Nothing in this Explanatory Statement shall require the JPLs to take any action which would breach any applicable law or regulation.

Offering Memorandum

The Senior Notes were issued pursuant to the Offering Memorandum. This Explanatory Statement should be read in conjunction with the Offering Memorandum. This Explanatory Statement is not a prospectus within the meaning of article 3 of Directive 2003/71/EC, or a prospectus equivalent document.

In connection with the Schemes, LDK Solar intends to rely on the exemption provided in Section 3(a)(10) of the US Securities Act for the issuance of the Scheme Consideration in exchange for the Scheme Claims, subject to the approval of the Grand Court and the High Court, by sanctioning the Schemes, of the fairness of the terms and conditions of such exchange. There is no assurance, however, that such exemption will be available to LDK Solar, as there is no assurance that the proceedings relating to the Schemes will comply with all conditions necessary for the application of such exemption under the US Securities Act.

Forward-looking Statements

Nothing in this Explanatory Statement shall be deemed to be a forecast, projection or estimate of the future financial performance of the Scheme Companies and/or any Group Company except where otherwise specifically stated.

This Explanatory Statement contains statements, estimates, opinions and projections with respect to the Scheme Companies and the Group and certain plans and objectives of the Scheme Companies and the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “will”, “may”, “should”, “would”, “could” or other words of similar import. These statements are based on numerous assumptions and assessments made by the JPLs and the Scheme Companies as appropriate in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors which they believe appropriate. No assurance can be given that such expectations will prove to be correct. Forward-looking statements involve significant risks and uncertainties, they should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. Such forward-looking statements only speak as at the date of this Explanatory Statement. A number of factors could cause actual results to necessarily differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors and uncertainties set out in Part 10 (Risk Factors) of this Explanatory Statement. Each Scheme Creditor is urged to make its own assessment of the validity of such forward-looking statements and their underlying assumptions and no liability is accepted by the JPLs, the Scheme Supervisors and the Scheme Companies in respect of the achievement or failure thereof of such forward-looking statements and assumptions. Should one or more of these risks or uncertainties materialise, or should the underlying assumptions prove incorrect, actual results may vary materially from those described in such forward-looking statements and accordingly in this Explanatory Statement.

Risk Factors

Scheme Creditors’ attention is drawn to certain risks and uncertainties associated with the Restructuring Proposal that are set out in Part 10 (Risk Factors) of this Explanatory Statement. Each Scheme Creditor should carefully read and analyse such risk factors and uncertainties, and fully understand the impact, which may be material and adverse, on its financial condition and prospects. The statement of risk factors is not and is not intended to be an exhaustive statement of such factors or of all possible factors which might influence the decision of Scheme Creditors as regards the Schemes or any investment decision.

Legal, tax and financial advice

Scheme Creditors should not construe the contents of this Explanatory Statement as legal, tax or financial advice.

This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it, and consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Each Scheme Creditor should conduct its own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to its own objectives, financial situations and needs. Scheme Creditors are also recommended to consult their own professional advisers as to legal, tax, financial or other aspects relevant to any action Scheme Creditors might take in relation to the Schemes and the Restructuring Transactions, or the implications/consequences of such action.

This Explanatory Statement is addressed to Scheme Creditors for their information only and no person should rely on it in formulating or reaching any investment decision. Scheme Creditors must rely on their own due diligence and their professional advisers in their decisions with respect to the Schemes and the Restructuring Transactions.

Other Jurisdictions

The implications of the Restructuring Transactions for Scheme Creditors who are residents or citizens of jurisdictions other than the Cayman Islands and Hong Kong may be affected by the laws of the relevant jurisdictions. Such overseas Scheme Creditors should inform themselves about and observe any applicable legal requirements in their respective jurisdictions. Any person outside the Cayman Islands or Hong Kong who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction should consult independent professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Schemes and the Restructuring Transactions, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Scheme Creditors should consult their own professional advisers with respect to the Restructuring Transactions and other matters described in this Explanatory Statement, including the legal, financial and tax consequences of the Schemes, the Chapter 11 Plan and the Restructuring Transactions in their particular circumstances.

3.	IMPORTANT SECURITIES LAW NOTICE

U.S. Securities Law Considerations

LDK Solar intends to rely on the exemption from the registration requirements of the US Securities Act provided in Section 3(a)(10) thereof for the issuance of the Scheme Consideration to Scheme Creditors in exchange for their Scheme Claims, specifically the Cash Out Amounts and/or the Non-Cash Scheme Consideration, as applicable to Scheme Creditors, as contemplated in the Schemes and the Chapter 11 Plan. This exemption is available subject to the following conditions:

•	The Non-Cash Scheme Consideration must be issued predominantly in exchange for Scheme Claims;

•	The Non-Cash Scheme Consideration is issued to Scheme Creditors who are not affiliates of LDK Solar; and

•	The Grand Court and the High Court, having been previously advised of LDK Solar’s reliance on their respective determinations on the Section 3(a)(10) exemption, must hold an open hearing and approve the fairness of the terms and conditions of the exchange.

However, each Scheme Creditor should note that Section 3(a)(10) does not exempt any converted securities upon conversion of the convertible securities contained in the Non-Cash Scheme Consideration. Such converted securities may be registered under the US Securities Act pursuant to the Registration Rights Agreement, if applicable, or may be transferred pursuant to any other exemption from the registration requirements to the extent available under the US Securities Act and other securities or blue sky laws of any State of the United States.

LDK Solar is relying on each of the following in order to avail itself of the exemption from the registration requirements of the US Securities Act as provided in Section 3(a)(10) for the issuance of the Non-Cash Scheme Consideration to Scheme Creditors in exchange for their Scheme Claims:

•	Under the laws of the Cayman Islands and Hong Kong, the Grand Court and the High Court will not approve the Schemes for the issuance of the Scheme Consideration to Scheme Creditors in exchange for their Scheme Claims unless each court finds the transaction to be fair to the persons who will receive the Scheme Consideration;

•	The Scheme Creditors have received notice of, and have the right to attend or appear by Counsel at, the Sanction Hearing of the Grand Court and the High Court; and

•	LDK Solar advised the Grand Court and the High Court before the Sanction Hearing that it would rely on the Section 3(a)(10) exemption and not register the Scheme Consideration under the US Securities Act to be issued to the Scheme Creditors in exchange for their Scheme Claims based on the Grand Court’s and the High Court’s sanctioning the Schemes at the Sanction Hearing.

In connection with the issue of the Scheme Consideration, the Capitalisation Request Form as attached to the Account Holder Letter or the Proxy Forms, as applicable, will require Scheme Creditors who intend to receive either the Non-Cash Scheme Consideration, instead of and in lieu of receiving the Cash Out Amount to confirm, amongst other things, that the relevant Scheme Creditor, Account Holder (if applicable) and/or Designated Recipient is not an affiliate of LDK Solar. If the confirmation required by the Capitalisation Request Form as attached to the Account Holder Letter or the Proxy Forms, as applicable, cannot be or are not given, the relevant Scheme Creditor, Account Holder (if applicable) and/or Designated Recipient will not be eligible to receive the Non-Cash Scheme Consideration through the Section 3(a)(10) exchange and may be treated as a Disqualified Person under the applicable laws.

None of the Non-Cash Scheme Consideration has been or will be registered under the US Securities Act, except for the contemplations of the Registration Rights Agreement relating to the conversion of the 2018 Convertible Bonds, and the Preferred Convertible Bonds. Scheme Creditors who are not Disqualified Persons but are otherwise not entitled to rely on the exemption provided by Section 3(a)(10) of the US Securities Act may receive Non-Cash Scheme Consideration in “restricted securities” (as defined by Rule 144(a)(3) under the US Securities Act), and such Non-Cash Scheme Consideration as restricted securities may not be offered, sold, pledged or otherwise transferred except: (a) pursuant to an effective registration statement under the US Securities Act, including pursuant to the Registration Rights Agreement, and such transfer is registered pursuant to, or exempt from, or not subject to, any other applicable securities laws covering such securities; (b) in accordance with Rule 144A of the US Securities Act (“Rule 144A”), if available, to a person that the transferor, and any person acting on its behalf, reasonably believes is a “qualified institutional buyer” (a “QIB”) as defined in Rule 144A purchasing for its own account or for the account of one or more QIBs; (c) in accordance with Rule 144 (“Rule 144”) under the US Securities Act, and LDK Solar receives evidence satisfactory to it that the provisions of Rule 144 have been complied with; (d) in an offshore transaction in accordance with Regulation S under the US Securities Act; (e) to LDK Solar or its Subsidiaries; or (f) in accordance with another exemption from registration under, or transaction not subject to, the US Securities Act and, if requested, LDK Solar receives an opinion of counsel from the holder of these securities to such effect, reasonably satisfactory to LDK Solar, and in each case in accordance with any applicable securities laws of any State of the United States.

The ADSs were listed on the NYSE until 31 March 2014 when the staff of NYSE Regulation Inc., commenced proceedings to delist LDK Solar’s ADSs as a result of a severe sell-side imbalance where it was concluded by the NYSE’s regulation counsel, Floor Governor and the Designated Market Maker, that the NYSE could not make a viable market in LDK Solar’s shares. The NYSE had previously suspended the listing on 21 February 2014 following the submission of LDK Solar’s winding up petition to the Grand Court on that date. Although the NYSE suspension is still subject to the completion of the delisting proceedings, and pending appeal by LDK Solar which is listed for hearing before a committee of the Board of Governors of the NYSE on 9 September 2014, the ADSs have been quoted on the OTC Pink Limited Information under the symbol “LDKSY” while suspended on the NYSE. LDK Solar will, however, use its best efforts to cause the ADSs to remain listed on the NYSE and, if delisted from the NYSE, will use its best efforts to obtain an alternate listing on a reputable national exchange as soon as possible.

Neither the SEC nor any U.S. State or other securities commission or regulatory authority has approved or disapproved of the Scheme Consideration or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Scheme Creditors should consult their own legal, financial and tax advisers with respect to the legal, financial and tax consequences of the Schemes, the Scheme Consideration and the Restructuring Proposal in their particular circumstances.

Securities Law Considerations in Other Jurisdictions

European Economic Area

This Explanatory Statement is only being distributed to and is only directed at Scheme Creditors: (i) who are not incorporated or situated in any member state of the European Economic Area, (ii) who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive, or (iii) in compliance with any other circumstances falling within Article 3(2) of the Prospectus Directive (all such persons together being referred to as “Relevant Persons”). This Explanatory Statement has been prepared on the basis that all offers of the Scheme Consideration will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus for offers of the Scheme Consideration. Accordingly, any person making or intending to make any offer within the EEA of the Scheme Consideration should only do so in circumstances in which no obligation arises for LDK Solar to produce a prospectus for such offer. LDK Solar has not authorised the making of any offer of any of the Scheme Consideration through any financial intermediary other than offers made by LDK Solar as contemplated by this Explanatory Statement.

The Scheme Consideration is only available to the Scheme Creditors (in accordance with the terms of the Schemes) and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such Scheme Consideration will only be engaged in with Relevant Person; provided that if any such Relevant Person is a qualified investor acting as a “financial intermediary” (as such terms are used in the Prospectus Directive), it has not elected for any Scheme Consideration and will not subscribe for the Scheme Consideration on a non-discretionary basis on behalf of, nor will the Scheme Consideration be acquired with a view to its offer or resale to, persons in circumstances which may give rise to an offer of shares to the public, provided also that no such offer of any of the Scheme Consideration shall require LDK Solar to publish a prospectus pursuant to the Prospectus Directive. Any person who is not a Relevant Person should not act or rely on this Explanatory Statement or any of its contents.

For the purposes of this provision, the expression an “offer of Scheme Consideration to the public” in relation to the Scheme Consideration in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Scheme Consideration to be offered so as to enable an investor to decide to purchase or subscribe for the Scheme Consideration, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Germany

According to § 2 no. 6 Vermögensanlagegesetz (VermAnlG, status 2011/06/12, last amended 2013/04/10), the obligation to publish a prospectus and therefore a potential liability ceases to apply to investment products offered by a company, which is affiliated to the recipient company, since these kind of investment products do not fulfill the requirement of a domestic public offer “within Germany”.

United Kingdom

In the United Kingdom, this Explanatory Statement is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments and who qualify as Investment Professionals in accordance with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth companies, unincorporated associations, partnerships or trustees in accordance with Article 49(2) of the Order; and (ii) Scheme Creditors falling with Article 43(2) of the Order (together, “relevant persons”). This Explanatory Statement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Explanatory Statement relates, including the Scheme Consideration, is available only to relevant persons and will be engaged in only with relevant persons. Any persons other than relevant persons should not act or rely on this Explanatory Statement.

Hong Kong

This Explanatory Statement has not been and will not be registered with the HK Registrar of Companies in the Hong Kong Special Administrative Region of the PRC.

Each agent has represented and agreed, and each further agent appointed by LDK Solar will be required to represent and agree, that:

(a)	it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Scheme Consideration other than:

(i)	to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) and any rules made thereunder; or

(ii)	in circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	unless it is a person permitted to do so under the applicable laws of Hong Kong, it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation, offering material or document relating to the Scheme Consideration, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, other than with respect to the Scheme Consideration which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

Each agent has acknowledged that the Scheme Consideration has not been and will not be registered under the relevant laws of the PRC. Accordingly, each agent represents, warrants and agrees that it has not made, and will not make, any offer, promotion, solicitation for sales or sale of or for, as the case may be, any Scheme Consideration in the PRC, except where permitted by the China Securities Regulatory Commission or where the activity otherwise is permitted under the laws of the PRC.

Cayman Islands

There is no registration required or made under the Securities Investment Business Law in the Cayman Islands or with the Cayman Islands Monetary Authority in relation to this Explanatory Statement and the Explanatory Statement is only distributed to Scheme Creditors such that it does not represent an offer to the public in the Cayman Islands under any law in the Cayman Islands.

British Virgin Islands

This Explanatory Statement has not been and will not be registered with the British Virgin Islands Financial Services Commission. No security is or shall be offered to the public in the British Virgin Islands for purchase or subscription for the purposes of the Securities and Investment Banking Act, 2010.

General

There will be no offer of Scheme Consideration in any state or jurisdiction in which such offer would be unlawful prior to qualification under securities law of such state or jurisdiction.

The implications of the Schemes for Scheme Creditors who are resident in, have a registered address in or are citizens of any other jurisdictions may be affected by the laws of such jurisdictions. Such Scheme Creditors should inform themselves about and observe any applicable legal requirements and should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Schemes including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

In the absence of bad faith, none of the Scheme Companies, the JPLs, the Scheme Supervisors, the Information Agent or any person appointed to distribute the Scheme Consideration shall have any liability for any loss or damage arising as a result of the timing or terms of such a sale or as a result of any remittance made pursuant to such distribution.

Disqualified Persons

Without limiting the information set out in this section (Important Securities Law Notice), the Non-Cash Scheme Consideration will not be issued to a Scheme Creditor pursuant to the Schemes where such Scheme Creditor is a Disqualified Person. However, such a Scheme Creditor may designate a Designated Recipient (who itself must not be a Disqualified Person) to receive the Non-Cash Scheme Consideration, provided, however, that when designating a Designated Recipient, a Scheme Creditor which is a Disqualified Person will be required to represent and warrant to LDK Solar that it will retain no beneficial interest in the Non-Cash Scheme Consideration designated to be held by the Designated Recipient.

Certain ERISA and Related Considerations

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS EXPLANATORY STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY PROSPECTIVE INVESTORS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY US OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain fiduciary and related requirements on employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Part 4 of Subtitle B of Title I of ERISA (“ERISA Plans”), and on the persons charged with administering and investing the assets of ERISA Plans, called “fiduciaries” under ERISA. Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, or the assets of a plan, account or arrangement that is not subject to ERISA but is subject to Section 4975 of the Code, such as a U.S. individual retirement account (a “Tax Advantaged Arrangement”), and certain persons (referred to as “parties in interest” under ERISA and “disqualified persons” under the Code) having certain relationships to the ERISA Plan or Tax Advantaged Arrangement, unless a statutory or administrative exemption applies to the transaction. A party in interest or Disqualified Person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. In addition, a fiduciary of an ERISA Plan who engages in or causes the ERISA Plan to engage in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

In circumstances described in regulations promulgated by the U.S. Department of Labor, 29 C.F.R. Section 2510.3 101 (as modified by Section 3(42) of ERISA, the “Plan Asset Rules”), if an ERISA Plan or Tax Advantaged Arrangement (each, a “Plan”) invests in an “equity interest” of an entity that is neither a “publicly offered security” under U.S. law nor a security issued by an investment company registered under the U.S. Investment Company Act, the Plan’s assets will include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by Plans or entities themselves holding “plan assets” under the Plan Asset Rules (collectively, “Benefit Plan Investors”) is not “significant”. Equity participation in an entity by Benefit Plan Investors will be “significant” if 25% or more of the value of any class of equity interest in the entity is held by Benefit Plan Investors, excluding interests held by certain persons managing or providing investment advice to the entity and by certain of their affiliates. An “equity interest” is defined under the Plan Asset Rules as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. If an entity is subject to “look through” treatment in this manner under the Plan Asset Rules, the entity and its operations and investments will be directly subject to ERISA and to the prohibited transaction provisions of the Code, and the persons charged with managing the entity and investing its assets will be treated as “fiduciaries” under ERISA and the prohibited transaction provisions of the Code.

U.S. based governmental plans, certain church plans, non U.S. plans and other plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state, local, federal or non U.S. laws that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Laws”).

The foregoing discussion regarding ERISA and the Code is general in nature and does not purport to be complete.

Fiduciaries of any Scheme Creditor that is a plan, arrangement or entity subject to Section 406 of ERISA or Section 4975 of the Code or to any Similar Law should consult with their counsel concerning the matters described in this section. Scheme Creditors will be required to make certain representations, or deemed representations, regarding their status as Benefit Plan Investors and the application to them of any Similar Law in order to receive Scheme Consideration.

None of the securities referred to in this Explanatory Statement may be sold, issued or transferred in any jurisdiction in contravention of applicable law.

4.	LETTER FROM THE JPLS OF LDK SOLAR AND THE DIRECTORS OF LDK SILICON AND LDK SILICON HOLDING (THE “DIRECTORS”) TO THE SCHEME CREDITORS

[—] September 2014

Dear Scheme Creditor,

1.	INTRODUCTION

The JPLs and the Directors write to you in your capacity as a Scheme Creditor. The Scheme Creditors comprise (i) the Senior Note Scheme Creditors; (ii) the Preferred Obligation Scheme Creditors; and (iii) the Ordinary Scheme Creditors.

This letter forms part of the Explanatory Statement for the Schemes proposed by LDK Solar and LDK Silicon (in the case of the Cayman Scheme), and by LDK Solar, LDK Silicon and LDK Silicon Holding (in the case of the Hong Kong Scheme) as part of the Restructuring Proposal, the details of which are explained below.

Defined terms used in this letter are included in Appendix 1 (Definitions and Interpretation) of this Explanatory Statement.

2.	POWERS AND OBLIGATIONS OF THE JPLS

The February 2014 Order

On 27 February 2014, the Grand Court appointed Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Limited as joint provisional liquidators of LDK Solar (the “JPLs”). A copy of the February 2014 Order is located at Appendix 2 (February 2014 Order) of this Explanatory Statement.

The February 2014 Order provided that the JPLs are jointly and severally authorised to exercise (amongst other things) the following powers without further sanction from the Grand Court:

(a)	Bring or defend any action or other legal proceeding in any jurisdiction in the name and on behalf of LDK Solar;

(b)	Deal with all questions in any way relating to or affecting the assets or the provisional liquidation of LDK Solar;

(c)	Control and otherwise deal with all existing bank accounts in the name of LDK Solar and to open new bank accounts in LDK Solar’s name;

(d)	Promote a scheme of arrangement under section 86 of the Companies Law; and

(e)	Take all necessary and appropriate steps to retain the listing of the ADSs representing LDK Solar’s shares on the NYSE.

In addition, the Grand Court also made the following orders (amongst others):

(f)	The JPLs are not authorised to cause or permit LDK Solar to enter into any restructuring support agreement with any of its holders of Senior Notes or any of its Preferred Investors (as defined therein) or any other party without prior sanction of the Grand Court;

(g)	The JPLs are not authorised to cause or permit LDK Solar to enter into any restructuring loan agreement with LDK New Energy or any other loan with any other lender without prior sanction of the Grand Court;

(h)	The JPLs are authorised to take such action as may be necessary to obtain recognition of their appointment as provisional liquidators of LDK Solar in any other relevant jurisdiction and to make applications to the courts of such jurisdictions for that purpose, including seeking recognition under Chapter 15 of the Bankruptcy Code (and such other relief as may be required) from the Bankruptcy Court;

(i)	The JPLs shall establish a liquidation committee comprised of LDK Solar’s creditors (for which purpose the beneficial owners of LDK Solar’s Senior Notes shall be treated as creditors); and

(j)	The winding up petition and the summons for the appointment of provisional liquidators shall be adjourned for a further hearing in open court on 2 April 2014 (the “April 2014 Hearing”).

The April 2014 Hearing

On 2 April 2014, the JPLs, through their Cayman Islands lawyers, Campbells, attended the April 2014 Hearing. Pursuant to the April 2014 Orders, the Grand Court ordered that:

(k)	the JPLs be authorised to cause LDK Solar to enter into, execute and perform the Senior Note RSA and the Preferred RSA;

(l)	the JPLs be authorised to cause LDK Solar to enter into and perform the Original Interim Funding Agreement with HRX; and

(m)	the winding up petition be adjourned generally and the provisional liquidation of LDK Solar be continued until further order of the Grand Court.

A copy of the April 2014 Order is located at Appendix 3 (April 2014 Order) of this Explanatory Statement.

The June 2014 Order

Following the April 2014 Hearing, HRX declined to provide interim funding on the terms of the Original Interim Funding Agreement on the grounds that it understood that at least some of the required funding could be provided instead from funds which it was hoped could be raised by operating subsidiaries within the Group. The JPLs and HRX therefore negotiated the terms of the Amended Interim Funding Agreement, which was entered into, subject to Grand Court sanction. By an order made administratively without a hearing, the Amended Interim Funding Agreement was sanctioned by the Grand Court, and became effective, on 23 June 2014. Pursuant to the Amended Interim Funding Agreement HRX made available interim funding of US$3 million. A copy of the June 2014 Order is located at Appendix 4 (June 2014 Order) of this Explanatory Statement.

The July 2014 Order

By a further order made administratively without a hearing on 14 July 2014, the Grand Court sanctioned the retention of Lucid pursuant to the terms of the Information Agent Agreement, to provide issuer services and to engage such other professionals, advisers and services providers as may be required in connection with the promulgation of the Schemes. A copy of the July 2014 Order is located at Appendix 5 (July 2014 Order) of this Explanatory Statement.

The August 2014 Order

By a further order made at a hearing on 11 August 2014, the Grand Court sanctioned amendments to the RSAs and the Exit Funding Arrangements, including a commitment letter between LDK Solar and HRX pursuant to which HRX agreed to provide US$24 million to LDK Solar (comprising the HRX Exit Facility and the Working Capital Facility) and the LDK International Loan Agreement. A copy of the August 2014 Order is located at Appendix 6 (August 2014 Order) of this Explanatory Statement.

3.	THE PURPOSE OF THE EXPLANATORY STATEMENT

As you may be aware, LDK Solar has been exploring ways to secure its financial position and the future of its business. Following extensive negotiations with the Ad Hoc Committee, being a representative group of the Senior Note Scheme Creditors, and a majority in terms of claims of the Preferred Obligation Scheme Creditors, LDK Solar, acting by the JPLs has now come to a decision that the Restructuring Proposal, as described in Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement, is in the best interests of those with an economic interest in LDK Solar and the Group.

The Directors have also concluded that the Restructuring Proposal is in the best interests of those with an economic interest in LDK Silicon and LDK Silicon Holding. The Directors of LDK Silicon and LDK Silicon Holding have also resolved that the JPLs act as agent for and on behalf of each of LDK Silicon and LDK Silicon Holding for the purposes of implementing the Schemes and the Restructuring Proposal.

It is proposed that the implementation of the Restructuring Proposal will involve (amongst other things):

(a)	the implementation of the Cayman Scheme, being a court approved scheme of arrangement in the Cayman Islands for LDK Solar and LDK Silicon pursuant to section 86 of the Companies Law;

(b)	the implementation of the Hong Kong Scheme, being a court approved scheme of arrangement in Hong Kong for LDK Solar, LDK Silicon and LDK Silicon Holding pursuant to section 673 of the Companies Ordinance;

(c)	the Chapter 11 Plan, being a filing by the US Senior Note Guarantors of voluntary petitions under Chapter 11 of Title 11 of the Bankruptcy Code in the Bankruptcy Court ; and

(d)	the Recognition Filing, being a petition under Chapter 15 of the Bankruptcy Code for recognition of the compromise and arrangement of the LDK Solar Cayman Scheme.

The Explanatory Statement, which is provided pursuant to Order 102, Rule 20(4)(e) of the Grand Court Rules and Section 166A of the Companies Ordinance, is distributed for the purpose of providing Scheme Creditors with all the information reasonably necessary to enable the Scheme Creditors to make an informed decision on whether to approve the Schemes. A short explanation of the reasons for the Restructuring Proposal and the proposed Schemes is included below, as part of this letter.

This letter also explains why the JPLs and the Directors consider the Schemes and the Restructuring Proposal to be in the best interests of those with an economic interest in the Scheme Companies, including the Scheme Creditors, and in the best interests of the employees, suppliers and customers of the Scheme Companies.

Jefferies has acted as financial adviser, and Sidley has acted as global legal adviser along with Campbells as the Cayman law adviser, to the Scheme Companies and the JPLs in relation to the Schemes and the Restructuring Proposal.

4.	OVERVIEW OF THE RESTRUCTURING PROPOSAL

The RSAs

The JPLs have entered into the Senior Note RSA with Consenting Senior Note Scheme Creditors and the Preferred RSA with Consenting Preferred Obligation Scheme Creditors. The execution of these RSAs by LDK Solar (acting by its JPLs) was sanctioned by the Grand Court on 2 April 2014 and (as amended) on 11 August 2014.

As at the date of this Explanatory Statement, approximately 60% of the Senior Note Scheme Creditors with a value of RMB 991,340,000 of the total Senior Note Scheme Claims are bound by the terms of the Senior Note RSA. Further, 80% in number of the Preferred Obligation Scheme Creditors with a total value of 79.2% of the Preferred Obligation Scheme Claims are bound by the terms of the Preferred RSA.

The RSAs provide (amongst other things) that LDK Solar and its Subsidiaries agree to take all steps that are reasonably necessary to implement the Restructuring Proposal by no later than 30 September 2014, provided that such date shall automatically be extended to 14 November 2014 if LDK Solar shall have filed the Cayman Scheme with the Grand Court on or before 31 August 2014 and a further extension to no later than 31 December 2014 with the agreement of the Ad Hoc Committee and 2/3 majority of the Preferred Obligation Scheme Creditors. The terms of the RSAs are set out in more detail in Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement.

The Restructuring Proposal

LDK Solar has prepared a Restructuring Proposal which has been approved by the JPLs and the Directors. This Restructuring Proposal includes various measures intended to ensure that the Group will be able to continue to operate on a going concern basis. As part of the Restructuring Proposal, the Schemes are proposed to give effect to a restructuring of the obligations of LDK Solar under the Senior Notes, which are governed by the laws of the State of New York, the Preferred Documents, which are governed by Hong Kong law and the claims of the Ordinary Scheme Creditors.

The commercial terms of the Restructuring Proposal (as documented in the Schemes) provide for (amongst other things):

Senior Note Scheme Creditors

The Claims of Senior Note Scheme Creditors shall be released in full and each Senior Note Scheme Creditor may choose to elect, in its Senior Note Capitalisation Request Form:

(a)	the Cash Option (if available) in order to receive the Senior Note Cash Out Amount (if available) in full and final satisfaction of its Claims. Further information on the Cash Option is set out in paragraph 13.1(a)(i) of Part 8 (Transaction Overview) of this Explanatory Statement; or

(b)	the Non-Cash Option in order to receive the Senior Note Non-Cash Scheme Consideration, comprising the Scheme Shares and the 2018 Convertible Bonds, in full and final satisfaction of its Claims. Further information on the Non-Cash Option is set out in paragraph 13.1(a)(i)(A) of Part 8 (Transaction Overview) of this Explanatory Statement.

A copy of the Capitalisation Request Form, along with a Distribution Confirmation Deed is included in the Senior Solicitation Packet. The Senior Solicitation Packet has also been made available to Senior Note Scheme Creditors on the Scheme Website.

Preferred Obligation Scheme Creditors

The Preferred Obligation Scheme Claims shall be released in full and each Preferred Obligation Scheme Creditor may choose to elect, in its Capitalisation Request Form:

(c)	The Cash Option (if available) in order to receive the Preferred Obligation Cash Out Amount (if available) in full and final satisfaction of its Claims. Further information on the Cash Option is set out in paragraph 13.3(a)(i) of Part 8 (Transaction Overview) of this Explanatory Statement; or

(d)	The Non-Cash Option to receive the Preferred Obligation Non-Cash Scheme Consideration, comprising the Scheme Shares and the Preferred Convertible Bonds in full and final settlement of its Claims. Further information on the Non-Cash Option is set out in paragraph 13.3(a)(ii) of Part 8 (Transaction Overview) of this Explanatory Statement.

A copy of the Capitalisation Request Form, along with a Distribution Confirmation Deed is included in the Preferred Solicitation Packet. The Preferred Solicitation Packet has also been made available to Preferred Obligation Scheme Creditors on the Scheme Website.

PLEASE NOTE: under the Schemes, LDK Solar will not be obliged to make available any funds to pay the Senior Note Cash Out Amount or the Preferred Obligation Cash Out Amount, and is only likely to do so if the JPLs are confident that there is sufficient finance available to pay both a Senior Note Cash Out Amount and a Preferred Obligation Cash Out Amount, as well as the Ordinary Creditor Cash Out Amount, and that it is appropriate in the circumstances to do so. Failure to provide the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount will not constitute any breach of the Schemes or the Restructuring Documents.

To the extent that LDK Solar does not provide the Senior Note Cash Out Amount or the Preferred Obligation Cash Out Amount, those Scheme Creditors will be deemed to have elected the Scheme Shares and an Agreed Share Ratio of 15% with the remainder of the Scheme Claim to be satisfied through the issuance of the Convertible Bonds, unless it has indicated a Fall Back Agreed Share Ratio in its Capitalisation Request Form, in which case such ratio will be used as its Agreed Share Ratio.

Ordinary Scheme Creditors

The Claims of Ordinary Scheme Creditors, including their Ordinary Scheme Claims, shall be released in full and each Admitted Ordinary Scheme Creditor may choose to elect in whole or in part:

(e)	The Cash Option to receive the Ordinary Cash Out Amount in full and final satisfaction of its Claims. Further information on the Cash Option is set out in paragraph 13.2(b) of Part 8 (Transaction Overview) of this Explanatory Statement; or

(f)	The Non-Cash Option to receive the Ordinary Non-Cash Scheme Consideration, comprising the Scheme Shares and the 2018 Convertible Bonds in full and final satisfaction of its Claims. Further information on the Non-Cash Option is set out in paragraph 13.3(a)(ii) of Part 8 (Transaction Overview) of this Explanatory Statement.

PLEASE NOTE: LDK Solar will be obliged under the Schemes to provide the Ordinary Cash Out Amount to Admitted Ordinary Scheme Creditors who elect the Cash Option. The Ordinary Cash Out Amount that LDK Solar is required to pay will be an amount in Dollars equal to the product of an Admitted Ordinary Scheme Creditor’s Ordinary Cash Amount and 0.05. However, the “Ordinary Cash Amount” will not necessarily equal the amount in respect of which an Admitted Ordinary Scheme Creditor elects the Cash Option, and will be adjusted downwards if the Scheme Supervisors determine that there is insufficient cash available to fund a distribution of five cents in the Dollar on all Admitted Ordinary Scheme Claims in respect of which creditors have elected the Cash Option.

A copy of the Capitalisation Request Form, along with a Distribution Confirmation Deed is included in the Ordinary Solicitation Packet at Appendix 14 (Ordinary Solicitation Packet) of this Explanatory Statement. A copy of the Ordinary Solicitation Packet has been made available to Ordinary Scheme Creditors on the Scheme Website.

5.	EFFECT OF THE SCHEME

The JPLs and the Directors believe that, as part of the Restructuring Proposal, the successful implementation of the Schemes will improve the capital structure of the Scheme Companies, reduce the debt burden of the Scheme Companies and allow the Scheme Companies to comply with their post-restructuring obligations and liabilities and to trade on a going concern basis.

6.	WHOSE RIGHTS WILL BE ALTERED BY THE SCHEMES?

The Schemes will affect the rights of the Scheme Companies and Scheme Creditors only.

7.	WHAT HAPPENS IF THE RESTRUCTURING PROPOSAL FAILS?

The JPLs and the Directors believe that should the Restructuring Proposal not proceed, the Scheme Companies would be unable to comply with their obligations under the Senior Note Indenture and the Preferred Documents. The Scheme Companies have limited available cash (sufficient only to fund the implementation of the restructuring and to meet ongoing operational costs during this period) and, if the Schemes should fail, would be unable to pay their debts from LDK Solar’s account under the control of the JPLs. The estimated recoveries in such scenario are described in the Liquidation Analysis. Unless the JPLs and the Directors are able to satisfy themselves that an alternative financial restructuring is likely to be successful, which the JPLs and the Directors consider very unlikely given the time and cost of the negotiation of the Restructuring Proposal, the JPLs and the Directors would make, or cause the Scheme Companies to make, an application to the Grand Court and/or the High Court to place the Scheme Companies into Official Liquidation or other appropriate insolvency proceedings. The cash and balance sheet position in such scenario is described in the Liquidation Analysis at Appendix 39 (Liquidation Analysis) to this Explanatory Statement.

8.	FUNDING AND THE AVAILABILITY OF THE CASH OPTION

LDK Solar, and subsequently, the JPLs (for and on behalf of LDK Solar) have managed to secure various forms of funding to fund the provisional liquidation and pay the costs and expenses incurred in implementing the Restructuring Proposal. A summary of the terms of these interim funding arrangements is set out in paragraph 14.9(x) of Part 9 (Overview of the Group) to this Explanatory Statement.

Further, the JPLs have also managed to secure the Exit Funding Arrangements, as set out in paragraph 13.7 of Part 8 (Transaction Overview).

Other than the interim and Exit Funding Arrangements, LDK Solar to date has not been able to confirm any other available resources for satisfying the costs and expenses of the provisional liquidation, implementing the Restructuring Proposal, payment of the Cash Out Amounts and funding working capital expenses.

As at the date of this Explanatory Statement, no funding has been secured by LDK Solar to finance the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount. The JPLs will not be taking any active steps to secure further funding, and as matters stand there is unlikely to be any cash available to fund the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount.

9.	NYSE LISTING

As set out in this letter, the February 2014 Order authorised the JPLs to take all necessary and appropriate steps to retain the listing of the ADSs on the NYSE. A summary of the actions taken by the JPLs in respect of the listing of the ADSs on the NYSE is set out in paragraph 14.4 of Part 9 (Overview of the Group) of this Explanatory Statement.

10.	THE DIRECTORS AND THE EFFECTS OF THE SCHEMES ON THEIR INTERESTS

The current members of the LDK Board, and the board composition of LDK Silicon and LDK Silicon Holding are listed in paragraph 14.12 in Part 9 (Overview of the Group).

The interests of the directors of the Scheme Companies, including in the share capital of the Scheme Companies are also set out in paragraph 14.13(a) and 14.13(e) in Part 9 (Overview of the Group) as at the date of this Explanatory Statement.

A description of the stock incentive arrangements for the directors and employees of the Scheme Companies is set out in paragraph 14.13(f) in Part 9 (Overview of the Group).

11.	SHAREHOLDERS

The list of the material shareholders of LDK Solar as at the date of this Explanatory Statement is set out in paragraph 14.1(d) of Part 9 (Overview of the Group).

12.	RISK FACTORS

LDK Solar and the Group of which it is a part, like many in the same industry in the current business environment, are faced with significant business risks. Since LDK Solar is the ultimate holding company of the Group, its financial condition and results of operations are necessarily affected by the operations and financial conditions of its Subsidiaries on a consolidated basis. In addition to the risks associated with the implementation of the Restructuring Proposal, the JPLs and the Directors have identified a number of factors that may affect the Group’s operating results, liquidity and financial condition. The JPLs and the Directors believe that the successful implementation of the Restructuring Proposal is a key step towards mitigating these risks and will allow the Group to focus on its operations and principal business activities.

The principal risk factors that the Group will likely face after the restructuring are set out in Part 10 (Risk Factors). However, those risk factors are not an exhaustive list of all the potential risks and uncertainties which may be involved.

13.	ACTIONS TO BE TAKEN

Meetings of Scheme Creditors

The Grand Court and the High Court have granted the relevant Scheme Companies permission to convene the following meetings for relevant Scheme Creditors to consider and if thought fit, approve the Schemes:

(a)	In respect of the Senior Note Scheme Creditors, the Senior Note Meetings;

(b)	In respect of the Preferred Obligation Scheme Creditors, the Preferred Obligation Meetings; and

(c)	In respect of the Ordinary Scheme Creditors, the Ordinary Meetings.

The Cayman Scheme Meetings, comprising the LDK Silicon CI Preferred Meeting, the LDK Solar CI Preferred Meeting, the CI Senior Note Meeting and the LDK Solar CI Ordinary Meeting, will be held at the offices of Campbells at Floor 4, Willow House, Cricket Square, George Town, Grand Cayman KY1-1103.

Once the Cayman Scheme Meetings have concluded, the Hong Kong Scheme Meetings, comprising LDK Solar HK Ordinary Meeting, LDK Silicon HK Preferred Meeting, LDK SH Preferred Meeting, HK Senior Note Meeting and the LDK Solar HK Preferred Meeting, will be held at Sidley’s Hong Kong offices at 39/F, Two International Finance Centre Central, Hong Kong.

Scheme Creditors who attend the Cayman Scheme Meetings will also be able to attend the Hong Kong Scheme Meetings, via video conference from Campbells’ offices. Similarly, Scheme Creditors who attend the Hong Kong Scheme Meetings will also be able to attend the Cayman Scheme Meetings, via video conference from Sidley’s Hong Kong offices. Scheme Creditors will also be able to dial into each of the Cayman Scheme Meetings and the Hong Kong Scheme Meetings using the LDK Dial-In Details.

Scheme Creditors should refer to Section 1 (Expected Timetable of Principal Events) of this Explanatory Statement to find out the specific times for each Scheme Class Meeting.

Voting at the Meetings

Scheme Creditors may vote at the meeting in person (or in the case of a corporation by a duly authorised representative) or by proxy, in each case, by completing the Account Holder Letter and Ballot, the CN Account Holder Letter or the Proxy Forms.

In order to vote on the Schemes and attend the Scheme Class Meetings, it is important that the Scheme Creditors ensure that they follow the voting instructions set out below and throughout this Explanatory Statement.

Senior Note Scheme Creditors

The Senior Solicitation Packet will be made available to Senior Note Scheme Creditors on the Scheme Website and at Appendix 12 (Senior Solicitation Packet). Details of the actions the Senior Note Scheme Creditors need to take are also set out in Part 4 (Senior Note Scheme Creditors) of this Explanatory Statement.

This Senior Solicitation Packet includes (amongst other things):

(a)	The Account Holder Letter and Ballot, which allows the Senior Note Scheme Creditors to vote on the LDK Solar Cayman Scheme, the LDK Solar HK Scheme and the Chapter 11 Plan. As set out in more detail in Part 4 (Senior Note Scheme Creditors) and in the Senior Solicitation Packet, Senior Note Scheme Creditors should be aware that failure to submit a valid Account Holder Letter and Ballot will mean that the voting instructions contained in that Account Holder Letter and Ballot will be disregarded for the purposes of voting at the Senior Note Meetings and the Chapter 11 Plan and the relevant Senior Note Scheme Creditors will not be entitled to vote at the Senior Note Meetings or on the Chapter 11 Plan;

(b)	The Capitalisation Request Form, being Appendix 1 to the Account Holder Letter and Ballot, which Scheme Creditors are required to complete in order to make elections for the Cash Option and/ or the Non-Cash Option;

(c)	The Designated Recipient Form marked as Annex 1 to the Capitalisation Request Form, being a form that Scheme Creditors are required to complete in order to appoint a Designated Recipient to be the recipient of any or all of the Non-Cash Scheme Consideration that would otherwise be made available to a Qualifying Scheme Creditor; and

(d)	The Distribution Confirmation Deed marked as Annex 2 to the Capitalisation Request Form, being a deed that Scheme Creditors must complete in order to (amongst other things) (A) provide Settlement Instructions in respect of payment of the Cash Out Amount; and (B) confirm (amongst other things) that the Scheme Creditor or its Designated Recipient may legally and lawfully be issued the Non-Cash Scheme Consideration.

Preferred Obligation Scheme Creditors

The Preferred Solicitation Packet will be made available to Preferred Obligation Scheme Creditors on the Scheme Website and at Appendix 13 (Preferred Solicitation Packet). Details of the actions the Preferred Obligation Scheme Creditors need to take are also set out in Part 5 (Preferred Obligation Scheme Creditors) of this Explanatory Statement.

The Preferred Solicitation Packet includes (amongst other things):

(a)	The Preferred Proxy Form, which allows the Preferred Obligation Scheme Creditors to vote on the LDK Solar Cayman Scheme, the LDK Solar HK Scheme, the LDK Silicon Cayman Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme; and

(b)	The Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Form.

Ordinary Scheme Creditors

The Ordinary Solicitation Packet will be made available to Ordinary Scheme Creditors on the Scheme Website and at Appendix 14 (Ordinary Solicitation Packet). Details of the actions the Ordinary Scheme Creditors need to take are also set out in Part (Ordinary Scheme Creditors) of this Explanatory Statement and in the Ordinary Solicitation Packet.

The Ordinary Solicitation Packet is set out into the following three parts:

Part A of the Ordinary Solicitation Packet will include (amongst other things):

(a)	The CN Account Holder Letter, which is to only be completed by CN Holders. The CN Account Holder Letter allows CN Holders to vote on the LDK Solar Cayman Scheme and the LDK Solar HK Scheme. For the avoidance of doubt, all other Ordinary Scheme Creditors (including Restructured CN Holders) shall not complete the CN Account Holder Letter; and

(b)	The Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Form.

Part B of the Ordinary Solicitation Packet will include (amongst other things):

(c)	The Ordinary Proxy Form, which is to only be completed by Ordinary Scheme Creditors, other than CN Holders. The Ordinary Proxy Form allows all other Ordinary Scheme Creditors to vote on the LDK Solar Cayman Scheme and the LDK Solar HK Scheme; and

(d)	The Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Form.

Part C of the Ordinary Solicitation Packet will include the Claim Form, which is to be lodged by Ordinary Scheme Creditors in order to receive their entitlement to the Scheme Consideration. Instructions on completing the Claim Form are set out in Part 6 (Ordinary Scheme Creditors) of this Explanatory Statement, along with the Ordinary Solicitation Packet.

If a Senior Note Scheme Creditor or Preferred Obligation Scheme Creditor has elected the Cash Option and, as is expected, the Scheme Supervisors determine that no Senior Note Cash Out Amount or Preferred Obligation Cash Out Amount will be paid, that Scheme Creditor will be deemed to have elected to receive the Non-Cash Scheme Consideration.

As mentioned above, the amount of an Admitted Ordinary Scheme Creditor’s claim which is eligible for the Cash Option may also be adjusted downwards if there is insufficient funding available to pay a Cash Out Amount of five cents in the Dollar. To the extent that such downwards adjustments are made, that Admitted Ordinary Scheme Creditor will be deemed to have elected to receive the Non-Cash Scheme Consideration, subject to the limit on Ordinary Non-Cash Scheme Consideration not being reached or exceeded. If such limit is reached or exceeded, the amount of Non-Cash Scheme Consideration to be distributed to such creditors may also be restricted.

No Scheme Creditor may receive the Non-Cash Scheme Consideration unless it submits a properly executed and completed Distribution Confirmation Deed and is entitled to receive such in accordance with any applicable law. A trust arrangement will be put in place as regards Non-Cash Scheme Consideration to which a Qualifying Scheme Creditor who is a Disqualified Person, a Prohibited Transferee or who has not completed a Distribution Confirmation Deed would otherwise be entitled to receive under the Schemes. Details in this respect are set out in Part 2 (Introduction to the Schemes) of this Explanatory Statement.

We would encourage all Scheme Creditors to start the process for submitting their votes for the Scheme Class Meetings as soon as possible.

14.	RECOMMENDATION

For the reasons set out in the Explanatory Statement, the JPLs are reasonably satisfied that the Schemes will benefit the Scheme Creditors and the Directors consider the Restructuring Proposal to be in the best interests of the Scheme Creditors. Accordingly, the JPLs and the Directors recommend that Scheme Creditors vote in favour of the Schemes at the Scheme Class Meetings.

Yours faithfully

Tammy Fu

Joint provisional liquidator for and on behalf of LDK Solar CO., Ltd. (in Provisional Liquidation)

for and on behalf of
LDK Silicon & Chemical Technology Co., Ltd.

for and on behalf of LDK Silicon Holding Co., Limited

5.	COMMUNICATIONS POLICY

(a)	Senior Note Scheme Creditors and CN Holders

Account Holder Letters and Ballots and CN Account Holder Letters should be sent by email fax to be received before the Voting Instruction Deadline, being 11:00am (Cayman Islands time), 15 October 2014.

If by email (preferred), to:

ldk@lucid-is.com

Marked for the attention of David Shilson / Sunjeeve Patel.

If by fax, to:

+44 (0)20 7067 9098

Marked for the attention of David Shilson / Sunjeeve Patel.

If by mail to:

Lucid Issuer Services Limited

436 Essex Road

London

N1 3QP

United Kingdom

Marked for the attention of David Shilson / Sunjeeve Patel.

(b)	Preferred Obligation Scheme Creditors

Preferred Proxy Forms should be sent by email, courier or fax to be received before the Voting Instruction Deadline, being 11:00am (Cayman Islands time), 15 October 2014.

If by courier, to:

Zolfo Cooper (Cayman) Ltd

P.O. Box 776

10 Market Street

Camana Bay, Grand Cayman

Cayman Islands

KY1-9006

Marked for the attention of Iain Gow and Emma Storry.

If by fax, to:

+1 345 946 0082

Marked for the attention of Iain Gow and Emma Storry.

If by email (in PDF format) to:

ldkenquiries@zolfocooper.ky, iain.gow@zolfocooper.ky, and to emma.storry@zolfocooper.ky.

Marked for the attention of Iain Gow and Emma Storry.

(c)	Ordinary Scheme Creditors (excluding the CN Holders)

Ordinary Proxy Forms should be sent by email, courier or fax to be received before the Voting Instruction Deadline, being 11:00am (Cayman Islands time), 15 October 2014.

If by courier, to:

Zolfo Cooper (Cayman) Ltd

P.O. Box 776

10 Market Street

Camana Bay, Grand Cayman

Cayman Islands

KY1-9006

Marked for the attention of Iain Gow and Emma Storry.

If by fax, to:

+1 345 946 0082

Marked for the attention of Iain Gow and Emma Storry.

If by email (in PDF format) to:

ldkenquiries@zolfocooper.ky, iain.gow@zolfocooper.ky, and to emma.storry@zolfocooper.ky.

Marked for the attention of Iain Gow and Emma Storry.

PART 1

6.	BACKGROUND TO THE SCHEMES AND THE CHAPTER 11 PLAN

6.1	Introduction

(a)	The business of the Scheme Companies and the Group is to manufacture and sell a variety of PV Products. Specifically, the Group produces polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions, which in turn facilitate the production of solar panels by the Group and other down-stream customers. Solar panels manufactured by Group Companies are then sold to the Group’s customers primarily via the Main Onshore Entities.

(b)	The Group also established the Offshore Operating Operations in order to access the international capital markets, to expand into the global PV markets, and to acquire PV operations outside of the PRC. The Group’s most notable offshore acquisitions consist of the Sunways Acquisition and the SPI Acquisition. Further information of the Group’s operations, including the Sunways Acquisition and the SPI Acquisition, are set out in paragraph 14.1 of Part 9 (Overview of the Group) of this Explanatory Statement.

(c)	In this Explanatory Statement, the use of the term “offshore” generally indicates operations, assets and activities outside of the PRC.

6.2	The Group’s deteriorating financial condition

(a)	As has been widely reported in the mainstream press, the solar power industry encountered significant financial challenges in the years 2011 to 2013 primarily as a result of (amongst other things) reduction in the price of solar panels and the declining price of polysilicon, a key raw material used to manufacture polycrystalline panels. In addition, as widely reported, in 2011, the European region accounted for nearly two thirds of new global installations. Up until that time, Europe had been a driving force in the global solar sector due to generous government subsidies which helped boost solar installations. However, the market witnessed setbacks due to the sovereign debt crisis and a scaling of subsidies in various European markets. In response to weaker demand, solar firms began scaling back on European operations.

(b)	Specifically, since 2011, the Group has been significantly impacted by over-capacity and reduced demand in the global PV market. The Group has encountered financial difficulties as a result of decreased market demand and depressed market prices for polysilicon. As set out in paragraph 14.2(c) of Part 9 (Overview of the Group), for the years ended 31 December 2011 and 2012, the Group produced approximately 10,455 metric tons and 2,520 metric tons of polysilicon, respectively. Further, in 2012, the Group suspended its polysilicon production due to significant operating losses as the Group’s cash cost for polysilicon production was (and remains) well above the market pricing while its PV Products were facing decreased market demand and depressed prices. In an effort to lower the Group’s production cost for polysilicon, the Group commenced the installation of hydrochlorination systems to two of its three production lines at the Mahong Plant in order to make them fully closed-loop production lines and to reduce production costs. The decreased market demand and depressed pricing for PV Products resulted in continuous pricing pressure throughout the value chain and culminated in a substantial market price reduction for solar power components.

(c)	As illustrated in the table below, the average selling price per kilogram of polysilicon for the first quarter of 2011 was US$90.55. After the first quarter of 2011, the average selling price per kilogram of polysilicon significantly reduced to US$23.92 as at the second quarter of 2012, being the period from which the Group suspended its polysilicon production. In addition, as highlighted in the table below, sales in polysilicon as at the time the Group suspended its polysilicon operations in the second quarter of 2012 were US$14.5 million, having reached a high of US$76.1 million for the corresponding quarter in 2011.

	2012
	Q2	Q1
Sales (US$ millions)	14.5	13.3
ASP (US$ per kg)	23.92	28.85
Shipments (MT)	608	462

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	24.3	35.7	76.1	8.6
ASP (US$ per kg)	37.24	52.15	67.33	90.55
Shipments (MT)	653	685	1,130	95

Source: LDK Solar

The Group restarted one of the three production lines at its Mahong Plant in July 2014 with the existing STC thermal conversion system, and anticipates to test-run the hydrochlorination facilities in September 2014. Additional information on the Group’s operations are set out in Part 9 (Overview of the Group) of this Explanatory Statement.

(d)	Similarly, due to the ongoing deteriorating PV market condition and overall global economic slowdown, the Group also encountered challenges in manufacturing and selling solar wafers. As set out in the table overleaf, the average selling price of solar wafers for the first quarter of 2011 was US$0.84 per watt. From the first quarter of 2011, the average selling price of wafers came down to US$0.21 per watt as of the fourth quarter of 2013. For the first half of 2014, the average selling price of wafers ranged between US$0.22 and US$0.23 per watt. In addition, as illustrated in the table below, sales of solar wafers for the first quarter of 2011 were US$530.1 million. By the fourth quarter of 2013, sales of wafers had reduced to US$120.2 million. For the second quarter of 2014, the sales of wafers amounted to US$114.8 million.

	2014
	Q2	Q1
Sales (US$ millions)	114.8	126.2
ASP (US$ per watt)	0.22	0.23
Shipments (MW)	513	541

	2013
	Q4	Q3	Q2	Q1
Sales (US$ millions)	120.2	81.1	66.7	54.4
ASP (US$ per watt)	0.21	0.21	0.22	0.23
Shipments (MW)	567	385	304	240

	2012
	Q4	Q3	Q2	Q1
Sales (US$ millions)	45.6	68.2	79.9	58.8
ASP (US$ per watt)	0.25	0.30	0.25	0.36
Shipments (MW)	185	230	317	164

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	77.6	145.7	282.3	530.1
ASP (US$ per watt)	0.39	0.50	0.66	0.84

Source: LDK Solar

(e)	Additionally, the Group had initially intended to (i) develop a LED sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province; (ii) add units to its existing polysilicon production facilities at Mahong Plant; and (iii) to establish a new manufacturing line to produce silane gas at its Mahong polysilicon production plant. These plans were halted due to the deteriorating PV market conditions. Further information on the levels of production and output for the Group’s polysilicon, solar cells, wafers, modules and solar farm operations are set out in Part 9 (Overview of the Group) of this Explanatory Statement.

(f)	The impact of the reduced demand for PV Products and the scaling back of subsidies in various European markets has had a material adverse impact on the Group’s operational performance and resulted in the deterioration of the Group’s financial performance. In response to these adverse market conditions, the Group was forced to reduce production and in some instances suspend the operations of certain plants. Further information on the steps taken by the Group to manage its financial difficulties is set out at paragraph 6.3 to 6.4 of this Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement.

6.3	Actions taken by LDK Solar and the JPLs

(a)	In response to the Group’s deteriorating financial condition, LDK Solar appointed the LDK Advisers on 12 September 2013, comprising Jefferies (to act as its financial adviser), Sidley (as global legal adviser) and Campbells (as Cayman Islands legal adviser) to review its options (including as to process and any sources of financing) with respect to the repayment of the Scheme Claims.

(b)	LDK Solar’s senior management developed projections for the Group’s Onshore Operations as a going concern for the fiscal years ending 31 December 2014 to 31 December 2018, and which was updated in August 2014 for the fiscal years ending 31 December 2015 to 31 December 2019. Based on these projections, Jefferies performed the financial modelling and prepared the Onshore Business Plan. In addition, as set out below, the LDK Advisers have assisted LDK Solar, and following their appointment, the JPLs, in negotiating the terms of the Restructuring Proposal with the Scheme Creditors.

Senior Note Scheme Creditors

(c)	On or around 28 August 2013, LDK Solar postponed the payment of interest due and payable to the Senior Note Scheme Creditors so that the directors of LDK Solar could evaluate and determine the most appropriate course of action. As a result, LDK Solar, Sidley and Jefferies approached a number of Senior Note Scheme Creditors with significant holdings in the Senior Notes with a view to discussing LDK Solar’s options with respect to the repayment of the Senior Notes.

(d)	On or around 28 September 2013, LDK Solar entered into a standstill agreement with holders holding a majority in aggregate principal amount of the Senior Notes whereby those holders agreed to (amongst other things) withhold from commencing enforcement action under the Senior Note Indenture. This standstill agreement was extended on a rolling basis until 27 February 2014. As set out in the Scheme Launch Letter, the JPLs were appointed by the Grand Court on 27 February 2014.

(e)	In order to facilitate the process of exploring restructuring options, the Ad Hoc Committee, comprising holders of approximately 49% of the principal amount outstanding of the Senior Notes, was formed at LDK Solar’s request in order to establish an effective process for commencing restructuring discussions.

(f)	The Ad Hoc Committee appointed the Ad Hoc Committee Advisers comprising Houlihan (as its financial adviser), R&G (as its global legal adviser) and Harneys (as its Cayman Islands legal adviser). Following their appointment, the Ad Hoc Committee Advisers held discussions with the Senior Note Scheme Creditors to gather their views and priorities.

(g)	As is customary in such discussions concerning the terms of a proposed restructuring, the Ad Hoc Committee Advisers were given access by LDK Solar to non-public price sensitive information located in the Dataroom, provided that the members of the Ad Hoc Committee Advisers who sought access to the Dataroom signed up to a confidentiality agreement. LDK Solar did not give the holders of Senior Notes any non-public price sensitive information because they were concerned not to become restricted from trading in the Senior Notes. Accordingly, the negotiations concerning a restructuring were initially carried out between the LDK Advisers and the Ad Hoc Committee Advisers.

(h)	Financial due diligence by Jefferies and Houlihan on the Group commenced in September 2013 and extensive negotiations commenced on the restructuring proposal between the LDK Advisers and the Ad Hoc Committee Advisers in late September 2013. On 24 September 2013 LDK Solar, along with Sidley and Jefferies, had a meeting with certain representatives of the Ad Hoc Committee along with R&G at the offices of Sidley. Further follow up meetings were held on 17 December 2013 and 17 February 2014 between LDK Solar, Sidley, Jefferies, the Ad Hoc Committee and the Ad Hoc Committee Advisers.

(i)	Under the terms of the Senior Note Indenture, 25% of the holders of the Senior Notes may instruct the Senior Note Trustee under the Senior Notes to issue a notice of acceleration on LDK Solar. However, the holders of a majority of the Senior Notes (i.e. 50.1%) may, after the Senior Note Trustee has issued a notice of acceleration, instruct the Senior Note Trustee to rescind and cancel the notice of acceleration. LDK Solar had the benefit of this protection up until the maturity date of the Senior Notes, being 28 February 2014. Once the Senior Notes matured, any dissident holder of the Senior Notes would have been in a position to commence enforcement action against LDK Solar in accordance with the terms of the Senior Note Indenture.

(j)	In order to obtain the benefit of a moratorium and have sufficient time to negotiate the terms of a restructuring support agreement without risk of any dissident holder of the Senior Notes commencing any adverse action against LDK Solar, LDK Solar filed an application with the Grand Court on 21 February 2014 seeking orders from the Grand Court for the appointment of the JPLs as joint provisional liquidators of LDK Solar. On 27 February 2014, the JPLs were appointed by order of the Grand Court.

(k)	As a result of their appointment, the JPLs, from their offices in the Cayman Islands and with the assistance of LDK Solar’s management and the LDK Advisers, took control of these negotiations with the Senior Note Scheme Creditors. Pursuant to the February 2014 Orders, the JPLs were not authorised to cause or permit LDK Solar to enter into any restructuring support agreements with any of its holders of the Senior Notes or the Preferred Obligations without prior sanction of the Grand Court.

(l)	The JPLs and the Ad Hoc Committee Advisers agreed in principle the terms of the Restructuring Proposal, documented in a proposed restructuring support agreement, which was signed on 28 March 2014 by approximately 60% (by value) of the Senior Note Scheme Creditors (subject to sanction from the Grand Court). On 2 April 2014, the Grand Court authorised the JPLs to cause LDK Solar to enter into the Senior Note RSA. Further, on 11 August 2014, the Grand Court sanctioned the JPLs to enter into certain amendments to the Senior Note RSA. A summary of the terms of the Senior Note RSA, as amended, is set out in paragraph 6.4 below.

Preferred Obligation Scheme Creditors

(m)	On or about 28 June 2012, Apollo, an investment fund affiliated with Bank of China Limited, issued a notice of redemption to (amongst others) LDK Solar and LDK Silicon alleging certain breaches under the Preferred Documents and requiring LDK Solar and LDK Silicon to (amongst other things) redeem and/or purchase the Preferred Obligations held by Apollo for the redemption amount of US$64,402,382.92.

(n)	On or about 29 June 2012, Excel Rise and Prosper East, investment funds affiliated with China Construction Bank Corporation, also issued notices of redemption to (amongst others) LDK Solar and LDK Silicon alleging certain breaches under the Preferred Documents and requiring LDK Solar and LDK Silicon to (amongst others) redeem and/or purchase the Preferred Obligations held by Excel Rise and Prosper East for the redemption amount of US$38,788,422.64 and US$12,929,474.21, respectively. On 6 January 2014, Excel Rise entered into a deed of assignment with New Lane, an investment fund also affiliated with China Construction Bank Corporation, and transferred 15,000,000 Preferred Obligations to New Lane.

(o)	No further action has been taken by Apollo, Excel Rise or Prosper East under the Notices of Redemption against LDK Solar, LDK Silicon or any of the Preferred Obligors, save for the commencement by Apollo of the Peng Proceedings which are set out in further detail in paragraph 14.14(a) of Part 9 (Overview of the Group).

(p)	Prior to the date of appointment of the JPLs, LDK Solar had been in private discussions with each holder of the Preferred Obligations concerning the terms of the proposed restructuring. Although Apollo eventually decided to hold separate negotiations with LDK Solar upon its commencement of the Peng Proceedings, the other holders of the Preferred Obligations, CDB International, a wholly owned subsidiary of CDB, Excel Rise, New Lane and Prosper East continued their discussions with LDK Solar’s management. On their appointment, the JPLs, from their offices in the Cayman Islands, took over these negotiations and met with certain members of the holders of the Preferred Obligations in Hong Kong on 11 March 2014. The JPLs and holders of a majority of the Preferred Obligations agreed the terms of the proposed restructuring, to be documented in a proposed restructuring support agreement, which was signed on 28 March 2014 by four of the five Preferred Obligation Scheme Creditors with a total value of 79.2% of the Preferred Obligation Scheme Claims (subject to sanction from the Grand Court).

(q)	On 2 April 2014, the Grand Court authorised the JPLs to cause LDK Solar to enter into the Preferred RSA. On 11 August 2014, the Grand Court sanctioned certain amendments to the Preferred RSA. Further details on the terms of the Preferred RSAs (as amended) are set out below in paragraph 6.4 of this Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement.

Ordinary Scheme Creditors

(r)	A number of other creditors have asserted claims against LDK Solar and various members of the Group. A summary of these claims and the status of discussions held with these creditors are set out below.

Sunways

(s)	LDK Solar indirectly holds a 71% shareholding in Sunways, a German-based manufacturer and supplier of solar energy components. Sunways (together with its wholly-owned subsidiary, Sunways Production) provided silicon-based solar cells, inverters, solar modules and solar systems. Sunways designed, developed and served as general contractor for solar energy installations.

(t)	Sunways claimed that LDK Solar was obliged to provide Sunways, upon written request, with adequate financial means to avoid any over-indebtedness and illiquidity.

(u)	On 17 March 2014, the JPLs received the Demand Letter from Sunways requesting that LDK Solar (i) pay Sunways an amount of €7 million to address its immediate liquidity problem, (ii) procure a waiver of the Group’s intercompany loans and trade payables in the amount of €35 million, and (iii) resolve to provide to Sunways an additional amount of €20 million in cash. The letter purported to require each of these steps to be taken before 19 March 2014.

(v)	Prior to the receipt of the Demand Letter, the JPLs engaged their German affiliate, TMP to perform a high-level review of Sunways and its subsidiaries in order to enable the JPLs to understand Sunways’ current financial situation. TMP provided a report to the JPLs, which concluded that Sunways’ liquidity issues were such that its directors were required to immediately file for bankruptcy under German insolvency law.

(w)	In response to the Demand Letter, the JPLs sought confirmation as to whether any interested investors had the ability to provide sufficient liquidity to Sunways within the timeframe available. The JPLs were advised by the Group’s management that whilst external investors remained interested in Sunways (see the below paragraph), it would take approximately three weeks for them to be able to provide liquidity, and so it was not possible for the JPLs to offer alternative solutions to Sunways prior to 19 March 2014. Accordingly, the JPLs sent a letter to Sunways on 19 March 2014 stating that LDK Solar was not in a position to comply with the Demand Letter.

(x)	Shortly after their appointment, the JPLs were provided with the terms of a draft restructuring investment agreement to be entered into between Sunways and a potential investor. The terms of the draft investment agreement were supported by the board of directors of Sunways. However, before the JPLs had an opportunity to fully consider the terms of this investment agreement and the report received from TMP on Sunways’ current financial situation, the Demand Letter was received and there was insufficient time for the potential investor and Sunways to implement the terms of the proposed investment agreement.

(y)	As a consequence of the JPLs’ position, Sunways filed for preliminary insolvency proceedings in Germany on 21 March 2014.

(z)	The JPLs have been in regular contact with the German Trustees, who were initially appointed as preliminary insolvency administrator. The German Trustees have submitted a proof of claim dated 25 March 2014 claiming an amount of €55 million against LDK Solar.

(aa)	The German court opened formal insolvency proceedings on 28 April 2014 and the German Trustees were appointed as insolvency administrator. The German Trustees have indicated to the JPLs based on a summary of the proposed Schemes, that they in principle are supportive of the Scheme.

The CNs & the Restructured CN Loans

(bb)	Pursuant to the terms of the CN Indentures, LDK Solar issued US$400 million in convertible senior notes to certain CN Holders. In addition, it was also a term of the CN Indentures (amongst others) that the CNs were to mature on the CN Maturity Date, being 15 April 2013.

(cc)	On the CN Maturity Date, LDK Solar reached a settlement with a number of the CN Holders holding an aggregate principal amount of approximately US$22,177,000 as at 30 September 2013 out of a total amount of CNs outstanding of US$23,793,000 through:

(i)	a partial payment of cash; and

(ii)	entering into new unsecured obligations for an aggregate principal amount of US$3,200,680 in order to postpone and reschedule the repayment of certain remaining indebtedness (the “Restructured CN Loans”).

(dd)	As at 21 February 2012, the cumulative amount of US$4,934,143 was owing under the Restructured CN Loans (including the CAI loan referred to below). Further information on the Restructured CN Loans is set out in paragraph 14.9(t) of Part 9 (Overview of the Group) of this Explanatory Statement.

(ee)	As at the date of this Explanatory Statement, LDK Solar, and subsequently the JPLs have not yet been able to identify the remaining CN Holders who held an aggregate principal amount of approximately US$1,616,000 at September 2013.

The CAI Proceedings

(ff)	On 8 April 2014, CAI (a former investor and holder of CNs) obtained a summary judgment against LDK Solar in the High Court for an amount of US$1,164,245 plus interest and costs. The claim of CAI in the CAI Proceedings related to the remaining indebtedness due under the CNs refinanced by LDK Solar (as borrower) and CAI (as lender) pursuant to the terms of the CAI Loan (being one of the Restructured CN Loans). Whilst the High Court was prepared to make an order for summary judgment in favour of CAI, the High Court, in light of the appointment of the JPLs, held it was appropriate for a stay of execution to be granted until 31 August 2014, with liberty to apply for further extensions, pending the outcome of the LDK Solar’s proposed restructuring.

(gg)	On 29 August 2014, the JPLs filed a summons with the High Court seeking an extension of the existing stay of execution of CAI’s judgment on the basis that the JPLs intended to launch the Cayman Scheme on the same day, and the Hong Kong Scheme within seven to 14 days thereafter. On 2 September 2014, the High Court ordered that the stay of execution of CAI’s judgment be continued until 31 December 2014 with liberty to apply for further extensions. CAI was awarded its costs in relation to this application.

Tokyo Rope Claim

(hh)	Tokyo Rope issued an arbitration notice against LDK Solar dated 7 May 2014, in respect of a dispute concerning the Contract for the sale and purchase of the Machines. Tokyo Rope, the seller of the Machines, has alleged that LDK Solar has not made payments in respect of the purchase price for the Machines, and as such claims that the non-performance of LDK Solar in respect of its obligations under the Contract, has led Tokyo Rope to suffer loss and damages in the amount of Japanese Yen 2,952,000,000 (approximately US$28,800,000). Tokyo Rope therefore, has, in accordance with the terms of the Contract, given notice for the dispute to be resolved by way of arbitration, before the Hong Kong International Arbitration Centre.

(ii)	LDK Solar intends to dispute this claim on the following grounds (among others): (i) it is not the appropriate defendant to this claim since it is alleged that the Contract was between Jiangxi LDK Solar and Tokyo Rope. The legal department of the Group, in consultation with its outside PRC legal advisor, believes that Jiangxi LDK Solar should be the respondent to Tokyo Rope’s arbitration notice. Jiangxi LDK Solar sent a notice to such effect to the Hong Kong International Arbitration Centre on 28 August 2014; and (ii) Tokyo Rope has not provided the Machines. The parties are currently in talks regarding the choice of arbitrator and adoption of arbitration rules.

Claims to be excluded from the Schemes

(jj)	In addition to the claims of the Ordinary Scheme Creditors set out in paragraph 6.3(r) to paragraph 6.3(ii) above, there are a number of potential claims asserted against the Scheme Companies which are to be excluded from the Schemes. These claims are set out below.

The Munich Re Claim

(kk)	The Munich Re Companies entered into the Stipulated Judgment against the Munich Re Defendants on 31 July 2012. The claim of the Munich Re Companies relates to a policy of insurance covering the performance warranty of certain PV modules that the Munich Re Defendants manufactured and sold between 1 January 2010 and 6 January 2010.

(ll)	Pursuant to the Stipulated Judgment, the Munich Re Defendants are liable to the Munich Re Companies, on a joint and several basis, to pay the Judgment Debt. Interest is accruing on the Judgment Debt at the rate of 10% per annum commencing from the date of the Stipulated Judgment.

(mm)	A payment of US$1,200,000 was made to Munich Reinsurance Company on 11 December 2012 by LDK Solar Europe. A proof of debt dated 26 March 2014 was lodged with the JPLs by the Munich Re Companies for an amount of US$13,096,748, consisting of (i) a principal sum of US$11,534,467; and (ii) accrued interest, compounded monthly for 1 year and 5 months at a rate of 9%, of US$1,562,281.

(nn)	Following negotiations between the JPLs and the Munich Re Companies the commercial terms of a settlement between the Munich Re Companies and the Munich Re Defendants was agreed, subject to contract. The Munich Re Companies and the Munich Re Defendants intend to enter into an agreement containing ordinary and customary compromise and settlement provisions in respect of the Munich Re Companies’ claims, such agreement to be effective upon execution (subject to court sanction) and conditional only upon the occurrence of the Effective Date.

Project Loan Claim

(oo)	LDK Solar also entered into four acquisition and project loans as borrower. These loans are set out in further detail at paragraph 14.9(u) of Part 9 (Overview of the Group) of this Explanatory Statement.

Project Guarantee Claim

(pp)	LDK Solar also granted an unsecured guarantee in favour of CDB concerning LDK Solar Europe’s obligations under various project financing loans. These loans are set out in further detail at paragraph 14.9(v) of Part 9 (Overview of the Group) of this Explanatory Statement.

Employee Claims

(qq)	The JPLs have received proofs of debt from two former employees of LDK Silicon. These former employees were employed by LDK Silicon and signed a written employment contract with LDK Silicon, but allege that they provided services to LDK Solar and signed a confidentiality and non-compete agreement with LDK Solar. The former employees allege that LDK Silicon and LDK Solar breached their obligations under the employment contracts and confidentiality and non-compete agreements such that those companies are liable to pay damages to each of the employees in the respective amounts of US$902,898 and US$1,791,573 (before interest and legal fees). The Directors dispute such claims.

Intercompany Claims

(rr)	As set out in paragraph 14.11 of Part 9 (Overview of the Group), the Group has substantial intercompany receivable and payable balances owing between different entities within the Group, including the Scheme Companies. With the exception of the claim asserted by Sunways (as described in paragraph 6.3(s) to 6.3(aa)), the Intercompany Claims against the Scheme Companies will remain unimpaired under the Schemes. As set out in paragraph 14.11, once the Schemes become effective, KPMG will be tasked with working with management and the JPLs to establish the most appropriate process to rationalise and clean up the Group’s intercompany receivable and payable balances.

6.4	The RSAs

(a)	The Consenting Senior Note Scheme Creditors and the Consenting Preferred Obligation Scheme Creditors have agreed to be bound by the terms set out in paragraph 6.4(f) below, under the Senior Note RSA and the Preferred RSA respectively. The terms of the Senior Note RSA and the Preferred RSA are materially identical, save for as set out below.

(b)	Under the terms of the Senior Note RSA and the Preferred RSA, Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors were not offered any inducements in terms of any consent fee for signing up to the terms of these RSAs. LDK Solar did however agree to pay certain legal and other professional costs and expenses incurred by the Ad Hoc Committee.

(c)	Under the RSAs, the claims of both the Preferred Obligation Scheme Creditors and the Senior Note Scheme Creditors were determined as at 3 June 2013, which included the principal amount owing under the Senior Note Indenture and the Preferred Documents (as applicable), plus accrued interest as at 3 June 2013. The RSA provides that interest continues to accrue on these claims from 4 June 2013 at 5.535% per annum.

(d)	The RSAs became effective and binding on 2 April 2014, on which date:

(i)	LDK Solar had received duly executed signature pages for the RSAs from (A) the Senior Note Scheme Creditors and the Preferred Obligation Scheme Creditors forming a majority of approximately 60% in aggregate principal amount of the Senior Notes currently outstanding and a majority of approximately 79% in aggregate value of the Preferred Obligations respectively; (B) Consenting Shareholders (as defined therein) holding at least a majority of the Shares; and (C) the JPLs; and

(ii)	the Grand Court sanctioned the entry by LDK Solar acting by the JPLs into the RSAs in accordance with the April 2014 Order.

(e)	Further, on 11 August 2014 the Grand Court sanctioned the entry by LDK Solar acting by the JPLs into the amended RSAs, in accordance with the August 2014 Order.

(f)	The RSAs (as amended) provide that a Consenting Senior Note Scheme Creditor and a Consenting Preferred Obligation Scheme Creditor will (amongst other things):

(i)	support the JPLs in connection with facilitating or implementing the terms of the Restructuring Proposal;

(ii)	support the Cayman Scheme;

(iii)	in the case of the Senior Note Scheme Creditors, support the Chapter 11 Plan;

(iv)	support the Recognition Filings;

(v)	support any filings and/or petitions by LDK Solar and/or its affiliates in such and/or other jurisdictions (including without limitation Hong Kong) as may (in the opinion of the JPLs, acting reasonably) be required to implement the Restructuring Proposal, including without limitation in relation to such other schemes of arrangement or other compromise or arrangement proceedings as may (in the opinion of the JPLs, acting reasonably) be required to implement or give effect to the Restructuring Proposal;

(vi)	standstill and forebear from exercising its enforcement rights under, in the case of Senior Note Scheme Creditors , the Senior Note Indenture, or in the case of the Preferred Obligation Scheme Creditors, the terms and conditions of the Preferred Documents;

(vii)	not directly or indirectly propose or support (amongst other things) any alternative proposal or offer from any person or entity in respect of the Restructuring Proposal other than what is contemplated in the Restructuring Proposal and the Restructuring Transactions;

(viii)	subject to the receipt by such Consenting Senior Note Scheme Creditor of the Cayman Scheme, the Explanatory Statement, the Chapter 11 Plan (including all solicitation materials) reflecting the terms of the arrangements set out in the Restructuring Proposal, (A) attend the Senior Note Meetings by proxy or in person and cast all of its votes in respect of its Senior Note Scheme Claim in favour of the Cayman Scheme; and (B) vote (in person or by proxy), all of its Scheme Claims against LDK Solar and US Senior Note Guarantors, to accept the Chapter 11 Plan; and

(ix)	subject to the receipt by such Consenting Preferred Obligation Scheme Creditor of the Cayman Scheme and the Explanatory Statement, attend the Preferred Obligation Meetings by proxy or in person and cast all of its votes in respect of its Preferred Obligation Scheme Claim in favour of the Cayman Scheme.

(g)	The RSAs provide that LDK Solar and its Subsidiaries agree to take all steps that are reasonably necessary to implement the Restructuring Proposal by no later than 30 September 2014, provided that such date shall automatically be extended to 14 November 2014 if LDK Solar shall have filed the Cayman Scheme with the Grand Court on or before 31 August 2014. In particular, LDK Solar and its Subsidiaries agree to (amongst other things) take the following steps:

(i)	support the JPLs in connection with facilitating or implementing the terms of the Restructuring Proposal;

(ii)	support the Cayman Scheme, the Chapter 11 Plan and the Recognition Filing;

(iii)	support any filings and/or petitions by LDK Solar and/or its affiliates in such and/or other jurisdictions as may (in the opinion of the JPLs, acting reasonably) be required to implement the Restructuring Proposal;

(iv)	not directly or indirectly propose or support (amongst other things) any alternative proposal or offer from any person or entity in respect of the Restructuring Proposal other than what is contemplated in the Restructuring Proposal and the Restructuring Transactions;

(v)	support LDK Solar and its Subsidiaries in securing, and not object to, the Interim Facility (as defined therein) and take such steps as may be required to procure the Interim Facility and the Exit Facility (each as defined therein);

(vi)	use its reasonable best efforts to maintain the listing of the ADSs on the NYSE at all times;

(vii)	in the case of the Senior Note Scheme Creditors, comply with the terms of the engagement letter among LDK Solar, certain of its Subsidiaries, certain holders of Senior Notes and Houlihan dated 24 October 2013 and the letter agreement among LDK Solar and R&G dated 24 October 2013, and pay the reasonable fees and disbursements of counsel in the Cayman Islands selected by the Ad-Hoc Committee; and

(viii)	not acquire or dispose of, or create an encumbrance over any material asset, incur any material liability, obligation or expense, issue any securities or enter into, amend or terminate a material agreement, or agree to do any of the foregoing, in each case other than (A) as contemplated in the Restructuring Proposal or (B) in the ordinary course of business on arm’s length terms.

(h)	The RSAs contemplate that the Cayman Scheme and, in the case of the Senior Note Scheme Creditors, the Chapter 11 Plan, will include (amongst other things):

(i)	a full and mutual release from liability by and from LDK Solar and its Subsidiaries, the Senior Note Scheme Creditors and the Preferred Obligation Scheme Creditors, the shareholders of LDK Solar and their respective Subsidiaries; and

(ii)	a full release from liability of the JPLs (including a release of any subsequently appointed joint provisional liquidator of LDK Solar);

and in respect of (i) and (ii) above, the current and former direct and indirect affiliates, equity holders, members, managing members, officers, directors, employees, advisors, principals, attorneys, professional advisors, accountants, investment bankers, consultants, agents, and other representatives (including their respective affiliates), in favour of each other, from any and all claims or causes of action, known or unknown, relating to any acts or omissions arising on or prior to the effective date of the Cayman Scheme with respect or relating to the Senior Notes, and Scheme Shares, except for any claims or causes of action relating to illegality, gross negligence or wilful misconduct.

Scheme Creditors are directed to refer to Paragraph 7.16(ll) of Part 2 (Introduction to the Schemes) on the releases contained in the Schemes, which differ in certain respects from those releases set out in the RSAs.

(i)	The RSAs also provide that the releases referred to in 6.4(h) above shall include any inter-company liabilities of LDK Solar and its Subsidiaries to the extent relating to Senior Note Scheme Creditors and the Preferred Obligation Scheme Creditors.

(j)	The RSAs also provide that either of the RSAs will terminate immediately upon the occurrence of any of the following events (amongst others):

(i)	execution of a written agreement by and among the parties to each of the Senior Note RSA and the Preferred RSA terminating that RSA;

(ii)	the occurrence of any breach of the RSAs by a Consenting Senior Note Scheme Creditor (in respect of the Senior Note RSA) and a Consenting Preferred Obligation Scheme Creditor (in respect of the Preferred RSA), (to the extent not otherwise cured or waived);

(iii)	in the case of the Senior Notes, any of the Chapter 11 Cases being dismissed without the consent of the Ad-Hoc Committee or converted to a Chapter 7 Proceeding, or a Chapter 11 trustee with plenary powers or an examiner with enlarged powers relating to the operation of the businesses of LDK Solar and the Subsidiaries being appointed in any of the Chapter 11 Cases; or

(iv)	the occurrence of the Longstop Date (as defined in the RSAs and the same as the Scheme Longstop Date).

(k)	The Consenting Senior Note Scheme Creditors and the Consenting Preferred Obligation Scheme Creditors also have additional termination events under their respective RSAs, including but not limited to:

(i)	except for the appointment of the JPLs, or for the purposes of implementing the Restructuring Proposals, a petition for the winding up or liquidation (or other analogous order in any jurisdiction) of LDK Solar or certain material group companies (as specified therein) is presented and is not withdrawn or dismissed within 45 days;

(ii)	except for the appointment of the JPLs, or for the purposes of implementing the Restructuring Proposal, LDK Solar or certain material group companies (as specified therein) becomes subject to the appointment of an administrator, a liquidator, provisional liquidator, conservator, receiver, trustee, custodian or similar official for it or all or substantially all of its assets, or has a secured party take possession of all or substantially all of its assets, and such appointment or action is not withdrawn or dismissed within 45 days;

(iii)	the occurrence of any breach of the RSAs by LDK Solar or its Subsidiaries (to the extent not otherwise cured or waived in accordance with the terms of the RSAs);

(iv)	the making of any amendment to or modification of, or the filing of any pleading by LDK Solar or any of its Subsidiaries that seeks to amend or modify, the Cayman Scheme, or in the case of the Senior Note Scheme Creditors, the Chapter 11 Plan, which amendment, modification or filing is materially inconsistent with the RSA not otherwise consented to;

(v)	the failure of LDK Solar to schedule with the Grand Court an initial convening hearing in respect of the Cayman Scheme to take place on or before the Scheme Longstop Date; or

(vi)	in the case of the Senior Note Scheme Creditors , the failure of LDK Solar and its Subsidiaries to meet any fee obligations or the termination of the fee letters.

(l)	The above is a summary only of the principal terms of the Senior Note RSA and the Preferred RSA made available to the Senior Note Scheme Creditors and the Preferred Obligation Scheme Creditors.

6.5	Consequences of failure to implement the Restructuring Proposal

(a)	The JPLs and the Directors believe that, should the Restructuring Proposal not proceed, the Scheme Companies would be unable to comply with their obligations under the Senior Note Indenture and the Preferred Documents which is likely to result in the Senior Note Scheme Creditors and the Preferred Obligation Scheme Creditors pursuing enforcement action against the Scheme Companies in respect of their outstanding obligations. In that event unless the JPLs and the Directors are able to satisfy themselves that an alternative financial restructuring is likely to be successful, which the JPLs considers very unlikely given the negotiations and effort made in respect of the Restructuring Proposal and the lack of available funding, the JPLs and the Directors would be required to make or cause the Scheme Companies to make an application to the Grand Court and/or the High Court (as applicable) to place the Scheme Companies and certain other Group Companies into Official Liquidation or other appropriate insolvency proceedings in order to facilitate an orderly winding up and realisation of the assets of the Scheme Companies for the benefit of creditors of each of the Scheme Companies.

(b)	In order to enable the JPLs to be reasonably satisfied that the Schemes and Restructuring Proposal are reasonably likely to benefit the creditors of LDK Solar, and for the Directors to form a view that the Schemes and the Restructuring Proposal are in the best interests of the creditors of LDK Silicon and LDK Silicon Holding, the JPLs and the Directors considered all relevant information available to them, including obtaining appropriate legal and financial advice. This included instructing Jefferies to prepare the Liquidation Analysis. The Liquidation Analysis comprises an illustrative analysis of the possible outcomes for Scheme Creditors in the event that the Restructuring Proposal is not implemented, resulting in a hypothetical liquidation of LDK Solar and consequent insolvency filings by various of its Subsidiaries in their respective jurisdictions. Any reference in this Explanatory Statement to the Liquidation Analysis is a summary only. The outputs, methodology and key assumptions underpinning the Liquidation Analysis are set out in more detail in 39 (Liquidation Analysis) of this Explanatory Statement.

(c)	Having considered the advice referred to above (and without any waiver of privilege in respect of that advice), the JPLs and the Directors of the Scheme Companies are of the opinion that in the event the restructuring does not complete, the Scheme Companies (together certain other subsidiaries within the Group) will be insolvent or will be deemed to be insolvent under the laws of the jurisdictions in which they are incorporated.

(d)	The Liquidation Analysis illustrates the flow of funds that may arise from the estimated realisations from assets, on an entity by entity basis, and estimated distributions to creditors and shareholders of each entity in a hypothetical liquidation of LDK Solar and its subsidiaries. The Liquidation Analysis reflects the governing insolvency laws and rules applicable to each individual entity based on the jurisdiction in which each subsidiary is domiciled.

(e)	The Liquidation Analysis is the result of a significant amount of analysis and diligence completed by Jefferies, the JPLs and management. It was prepared so that the JPLs could assess the possible outcome to creditors of the Scheme Companies and therefore form a view of the estimated net realisations in the event of a hypothetical liquidation. The Liquidation Analysis is based on the financial information and balance sheets on an entity by entity basis provided by management as at 31 May 2014, adjusted to reflect material changes in the balance sheet of each entity since 31 May 2014 where necessary to illustrate estimated liquidation outcomes as at 15 August 2014. The Liquidation Analysis is derived from a number of projections and is based upon estimates and assumptions which may vary materially from any eventual outcome in a liquidation scenario.

(f)	The Liquidation Analysis illustrates the potential estimated returns to Scheme Creditors if the restructuring does not proceed as follows:

(i)	Senior Note Scheme Creditors in respect of an aggregate claim of US$284.7 million under the Senior Note Indenture, calculated as at 21 February 2014: approximately US$31.5 million or 11.1 % recovery;

(ii)	Preferred Obligation Scheme Creditors in respect of an aggregate claim of US$377.50 million under the Preferred Documents, calculated as at 21 February 2014: approximately US$0.9 million or 0.2% recovery; and

(iii)	Ordinary Scheme Creditors in respect of aggregated claims of US$47.1[5] million: approximately US$0.1 million or 0.2% recovery.

[5]	This figure does not reflect the actual claims filed in the provisional liquidation of LDK Solar by Ordinary Scheme Creditors, but is an estimate of claims that will be admitted, based on certain assumptions as set out in the Liquidation Analysis.

(g)	It should be noted that the actual recoveries to Scheme Creditors in a liquidation of LDK Solar and its Subsidiaries will be dependent on a range of factors and issues and may be better or worse than the estimated returns in the Liquidation Analysis. In addition, the timing of asset realisations being achieved and distributions being made on an entity by entity basis in a liquidation scenario is unknown and likely to vary depending on the applicable insolvency procedure. Accordingly the Liquidation Analysis should be considered directional and illustrative in nature and the actual recovery in a liquidation scenario could vary materially from the estimates contained in the Liquidation Analysis (as summarised above).

(h)	Scheme Creditors are encouraged to review Appendix (39) (Liquidation Analysis) in order to ensure they have a clear understanding of the methodology and key assumptions which underpin the Liquidation Analysis and the potential recoveries if the restructuring does not proceed.

PART 2

7.	INTRODUCTION TO THE SCHEMES

This section contains a brief overview of the Schemes. The summary information contained herein does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the more detailed information presented elsewhere in this Explanatory Statement and to the Schemes.

7.1	Introduction

(a)	This Explanatory Statement has been prepared by the JPLs and the Directors for the purpose of proposing the Schemes. In doing so, the JPLs have acted as agents of LDK Solar.

(b)	The Cayman Scheme and the Hong Kong Scheme are set out in Appendix 7 (Cayman Scheme) and Appendix 8 (Hong Kong Scheme), respectively.

(c)	This Explanatory Statement should not be relied upon as a substitute for reading the Schemes themselves. If there is any inconsistency between the terms of the Schemes or any Restructuring Document, and this Explanatory Statement, the terms of the Schemes and/or the Restructuring Document shall prevail. The sections of this Explanatory Statement that describe certain of the Restructuring Documents are included for the convenience of Scheme Creditors. If there is any conflict or inconsistency between the terms of a full form document and the description in this Explanatory Statement, the terms of the full form document shall prevail.

7.2	Why have you been sent this document?

A copy of this document has been sent or made available to you because the JPLs and the Directors consider that you are or may be a Scheme Creditor. However, receipt of this document does not confirm or mean that you are a Scheme Creditor or that you will be affected by the Schemes.

7.3	What is a Scheme of Arrangement?

(a)	A scheme of arrangement enables a company to agree with its creditors, or one or more classes of its creditors, a compromise or arrangement in respect of its debts or obligations owed to those creditors. The court will consider whether it is appropriate to convene meetings of classes of creditors and, if so, the composition of the classes necessary so as to ensure that each meeting consists of creditors whose rights against the Company which are to be released are not so dissimilar as to make it impossible for them to consult together with a view to their common interest.

Cayman Islands

(b)	In the Cayman Islands, a scheme of arrangement requires the following to occur in order to become legally binding:

(i)	the calling of a meeting of LDK Solar’s creditors or meetings of classes of LDK Solar’s creditors in accordance with directions given by the Grand Court;

(ii)	at each meeting of creditors the approval of a majority in number representing at least 75% in value of the relevant creditors of LDK Solar present in person or by proxy (whether, in this case, by completing the Account Holder Letter and Ballot, the CN Account Holder Letter, the Preferred Proxy Form or the Ordinary Proxy Form) and voting at the meeting;

(iii)	the approval of the Grand Court by the making of an order sanctioning the scheme of arrangement; and

(iv)	the delivery of a sealed copy of the order sanctioning the scheme of arrangement to the Registrar of Companies.

Hong Kong

(c)	In Hong Kong, a scheme of arrangement requires the following to occur in order to become legally binding:

(i)	the calling of a meeting of LDK Solar’s creditors or meetings of classes of its creditors in accordance with directions given by the High Court;

(ii)	at each meeting of creditors the approval of a majority in number representing at least 75% in value of the relevant creditors of LDK Solar present in person or by proxy (whether, in this case, by completing the Account Holder Letter and Ballot, the CN Account Holder Letter, the Preferred Proxy Form or the Ordinary Proxy Form) and voting at the meeting;

(iii)	the approval of the High Court by the making of an order sanctioning the scheme of arrangement; and

(iv)	the delivery of an office copy of the order sanctioning the scheme of arrangement to the HK Registrar of Companies.

Cayman Islands and Hong Kong

(d)	If the Schemes are approved by the relevant requisite majorities of creditors and sanctioned by the Grand Court and the High Court (as applicable), and the relevant orders sanctioning the schemes of arrangement are delivered as set out above, the schemes of arrangement will bind all the creditors subject to them, including those creditors who voted in favour of the relevant Schemes, those creditors who voted against them, and those creditors who did not vote at all.

(e)	A scheme of arrangement will not be sanctioned by the Grand Court and/or the High Court unless the relevant Court is satisfied, among other things, that (i) the scheme of arrangement is in all circumstances fair and reasonable and the classes of creditors voting in respect of the scheme of arrangement have been properly constituted, (ii) the provisions of the applicable statute have been complied with; (iii) each class was fairly represented by those who attended the meeting and the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and (iv) the arrangement is such as an intelligent and honest man, being a member of the class concerned and acting in respect of his interest, might reasonably approve.

7.4	Structure and objectives of the Schemes

(a)	The Schemes are proposed in order to effect a restructuring of the Scheme Companies’ indebtedness under the Senior Notes (as constituted by the Senior Note Indenture), the Preferred Documents and, in the case of the Schemes proposed in respect of LDK Solar, the liabilities owing to the Ordinary Scheme Creditors.

(b)	The principal compromises and arrangements to be given effect by the Schemes are:

(i)	the release in full of Claims of the Senior Note Scheme Creditors against, amongst others, LDK Solar and the Senior Note Guarantors in consideration of the payment of the Senior Note Cash Out Amount (if any) and/or the issue and allotment of the Senior Note Non-Cash Scheme Consideration;

(ii)	the release in full of Claims of the Preferred Obligation Scheme Creditors against, amongst others, LDK Silicon and the Preferred Obligors in consideration of the payment of the Preferred Obligation Cash Out Amount (if any) and/or the issue and allotment of the Preferred Obligation Non-Cash Scheme Consideration; and

(iii)	the release in full of Claims of the Ordinary Scheme Creditors against LDK Solar in consideration of the payment of the Ordinary Cash Out Amount and/or the issue and allotment of the Ordinary Non-Cash Scheme Consideration.

(c)	The Schemes will give effect to the Restructuring Proposal, which has the following objectives:

(i)	to avoid placing the Scheme Companies and other members of the Group into bankruptcy or Official Liquidation (or another insolvency process) at some point in the near future, as a result of which the anticipated recoveries for Scheme Creditors could be significantly less than if the Restructuring Proposal were to be completed successfully;

(ii)	implement a new, more appropriate capital structure so that the Group will possess a strengthened balance sheet and a level of debt that is more likely to be serviceable in the future;

(iii)	effect a cash injection of approximately US$29 million in new money pursuant to the terms of the Exit Funding Arrangements; and

(iv)	increase the prospect of generating long-term value for Scheme Creditors and other stakeholders.

(d)	In order to implement the Restructuring Proposal and to effect the release and discharge of the aforesaid liabilities, the JPLs have identified the need to launch the Schemes, which comprise:

(i)	The LDK Solar Cayman Scheme, being a Cayman Islands scheme of arrangement between LDK Solar and the Scheme Creditors under section 86 of the Companies Law;

(ii)	The LDK Solar HK Scheme, being a Hong Kong scheme of arrangement between LDK Solar and the Scheme Creditors under section 673 and 674 of the Companies Ordinance;

(iii)	The LDK Silicon Cayman Scheme, being a Cayman Islands scheme of arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors under section 86 of the Companies Law;

(iv)	The LDK Silicon HK Scheme, being a Hong Kong scheme of arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors under section 673 and 674 of the Companies Ordinance; and

(v)	The LDK SH HK Scheme, being a Hong Kong scheme of arrangement between LDK Silicon Holding and the Preferred Obligation Scheme Creditors under section 673 and 674 of the Companies Ordinance.

(e)	In addition, as set out in paragraph 7.5 below, the Schemes are also part of a larger cross border restructuring. The Restructuring Proposal also involves the implementation of the Chapter 11 Plan and the Recognition Filings, in addition to the launch and implementation of the Schemes.

7.5	The Schemes are part of a larger cross border restructuring

(a)	In order to ensure that the Restructuring Proposal is effectively implemented, the JPLs have identified a need to protect against hostile creditor actions in the Cayman Islands, Hong Kong and/or the United States. The Schemes are only a part of a broader restructuring and it is therefore contemplated that (as may be appropriate in the judgment of the JPLs):

(i)	The US Senior Note Guarantors will file the Chapter 11 Plan in the Bankruptcy Court, being voluntary petitions under Chapter 11 of Title 11 of the Bankruptcy Code. Information on the Chapter 11 Plan is set out in Part 3 (Overview of the Chapter 11 Plan) of this Explanatory Statement; and

(ii)	LDK Solar, acting by the JPLs will make the Recognition Filing in the Bankruptcy Court for a Chapter 15 Scheme Order in respect of the LDK Solar Cayman Scheme. The Recognition Filing is a petition made under Chapter 15 of the Bankruptcy Code seeking recognition of certain provisions of the LDK Solar Cayman Scheme by the Bankruptcy Court.

(b)	It is a condition to the Schemes that the Chapter 15 Order be granted, which condition may be waived by LDK Solar (acting by the JPLs), with the prior written consent of the Senior Note Trustee (not to be unreasonably withheld) and the Majority Preferred Holders (not to be unreasonably withheld), such waiver being without prejudice to LDK Solar. An example of circumstances in which the JPLs might consider exercising such rights is if the Chapter 15 Order is not granted by the Bankruptcy Court but there is a significantly high proportion of support by the Scheme Creditors for the Schemes and the Chapter 11 Plan.

(c)	If the Chapter 15 Scheme Order is not granted by the Bankruptcy Court, and the Schemes and the Chapter 11 Plan are approved but with a significant number of Scheme Creditors having voted against the Schemes, the JPLs may determine that it is not appropriate in the circumstances to seek to exercise their right to waive the condition that the Chapter 15 Scheme Order be granted. In this scenario, the Restructuring Proposal may not be implemented and the Schemes would lapse on the Scheme Longstop Date.

(d)	If LDK Solar seeks to exercise its right to waive the condition that the Chapter 15 Scheme Order be granted, but the Senior Note Trustee or the Majority Preferred Holders do not give their prior written consent thereto such that the waiver can take effect before the Scheme Long Stop Date, the Scheme will lapse and have no effect.

7.6	Are you a “Scheme Creditor” for the purposes of the Scheme Class Meetings?

The following persons are Scheme Creditors for the purposes of the Schemes:

(a)	Senior Note Scheme Creditors: information on which persons constitute Senior Note Scheme Creditors and on the actions that Senior Note Scheme Creditors are required to take under the LDK Solar Cayman Scheme, the LDK Solar HK Scheme and the Chapter 11 Plan are set out in the following sections:

(i)	Part 4 (Senior Note Scheme Creditors) of this Explanatory Statement; and

(ii)	Appendix 12 (Senior Solicitation Packet) to this Explanatory Statement.

(b)	Preferred Obligation Scheme Creditors: information on which persons constitute Preferred Obligation Scheme Creditors and on the actions that Preferred Obligation Scheme Creditors are required to take under the LDK Solar Cayman Scheme, the LDK Solar HK Scheme, the LDK Silicon Cayman Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme are set out in the following sections:

(i)	Part 5 (Preferred Obligation Scheme Creditors); and

(ii)	Appendix 13 (Preferred Solicitation Packet) of this Explanatory Statement.

(c)	Ordinary Scheme Creditors: information on which persons constitute Ordinary Scheme Creditors and on the actions that Ordinary Scheme Creditors are required to take under the LDK Solar Cayman Scheme and the LDK Solar HK Scheme are set out in the following sections:

(i)	Part 6 (Ordinary Scheme Creditors); and

(ii)	Appendix 14 (Ordinary Solicitation Packet) of this Explanatory Statement.

7.7	Third parties

The Senior Note Guarantors and the Preferred Obligors shall execute a Deed of Undertaking, pursuant to which they will agree to appear by Counsel at the petition to sanction the Schemes and to undertake to the Grand Court and the High Court to be bound by the terms of the Schemes. Pursuant to the Deed of Undertaking, the Senior Note Guarantors and the Preferred Obligors agree to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the Schemes.

7.8	Scheme Supervisors

(a)	The Scheme Supervisors must be Qualified Insolvency Practitioners and be suitably experienced in the reasonable opinion of the remaining Scheme Supervisor (provided there is one and, if not, in the reasonable opinion of LDK Solar) to discharge the functions of a Scheme Supervisor under the Schemes. A Scheme Supervisor shall not take office until he or his firm has entered into the Scheme Supervisors Agreement, which shall include provisions as to his remuneration and expenses, and has contracted to be bound by the terms of the Schemes to the extent that they apply to him as Scheme Supervisor. The Scheme Supervisors shall initially be Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd. The Scheme Supervisors shall act as agents of LDK Solar.

(b)	The Scheme Supervisors shall discharge the duties and responsibilities imposed upon them by the Schemes.

(c)	To exercise their functions the Scheme Supervisors shall have all of the powers necessary or desirable to enable them to discharge their duties and responsibilities under the Schemes including, but not limited to, engaging Lucid to act as information agent for the Holding Period on such terms as the Scheme Supervisors may in their discretion consider appropriate. The Schemes acknowledge that the Scheme Supervisors cannot and shall not exercise any power that would result in their assuming control of the Scheme Companies’ affairs so as to supplant such Scheme Companies’ directors.

(d)	The Scheme Supervisors shall be remunerated by LDK Solar in respect of their role in the Schemes and all acts reasonably incidental thereto and in accordance with the Scheme Supervisors Agreement. Such remuneration and expenses are to be approved by LDK Solar and such approval shall not be unreasonably withheld.

(e)	If there are no Scheme Supervisors in office or only one Scheme Supervisor in office, LDK Solar shall forthwith fill the vacancy, provided that LDK Solar shall not be required to fill such vacancy if the Scheme Supervisors have resigned on the grounds that there is no further work to be done by the Scheme Supervisors.

(f)	Except to the extent required by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith by the Scheme Supervisors in accordance with and to implement the provisions of the Schemes or the exercise by the Scheme Supervisors in good faith of any power conferred upon them for the purposes of the Schemes if exercised in accordance with and to implement the provisions of the Schemes.

(g)	A Scheme Supervisor shall not be liable for any loss resulting from any act he does or omits to do, unless any such loss is attributable to his own wilful default, breach of trust, fraud or dishonesty.

(h)	The Scheme Supervisors shall be entitled to an indemnity out of the property of the Scheme Companies against:

(i)	all Claims, Liabilities and Proceedings (including all legal and other costs and expenses which they incur in relation thereto) brought or made against them by LDK Solar or by any other person in respect of any act done or omitted to be done in relation to LDK Solar by them, save to the extent that they are found by a court of competent jurisdiction to have acted or omitted to act in a manner which was in wilful default, in breach of trust, fraudulent or dishonest in the course of performing their duties and functions under the Schemes; and

(ii)	all costs, charges, expenses and liabilities properly incurred by each of them in the course of performing their duties and functions under the Schemes.

(i)	A Scheme Supervisor shall vacate office if they:

(i)	become bankrupt;

(ii)	cease to be a Qualified Insolvency Practitioner;

(iii)	are admitted to hospital because of mental disorder or are the subject of an order concerning their mental disorder made by a Court having jurisdiction in the Cayman Islands or Hong Kong or elsewhere in such matters, such that they are, in the reasonable opinion of the remaining Scheme Supervisor (provided there is one and, if not, in the reasonable opinion of LDK Solar), unable to carry out their duties as Scheme Supervisor;

(iv)	are convicted of an indictable offence or is convicted of any offence by a court having jurisdiction in any other country where that offence, if committed in the Cayman Islands or Hong Kong, would have been an indictable offence under Cayman Islands or Hong Kong law; or

(v)	resigns their office by giving 60 days’ notice in writing to LDK Solar or such shorter period of notice as may be agreed by LDK Solar or resign their office with immediate effect by giving notice in writing to LDK Solar if they consider that they should for professional regulatory reasons or in the event of non-payment of their fees when due and such fees have been approved by LDK Solar, a meeting of the Scheme Creditors or pursuant to a final order of the Grand Court or High Court, as applicable.

7.9	The Scheme Class Meetings

(a)	LDK Solar has obtained orders from the Grand Court and the High Court granting permission to convene separate meetings of:

(i)	the Senior Note Scheme Creditors, who are entitled and encouraged to attend both the CI Senior Note Meeting and the HK Senior Note Meeting;

(ii)	the Preferred Obligation Scheme Creditors, who are entitled and encouraged to attend the LDK Solar CI Preferred Meeting and the LDK Solar HK Preferred Meeting; and

(iii)	the Ordinary Scheme Creditors, who are entitled and encouraged to attend both the LDK Solar CI Ordinary Meeting and the LDK Solar HK Meeting.

(b)	LDK Silicon has also obtained orders from the Grand Court and the High Court granting permission to convene meetings of the Preferred Obligation Scheme Creditors, who are entitled and encouraged to attend both the LDK Silicon CI Preferred Meeting and the LDK Silicon HK Preferred Meeting.

(c)	LDK Silicon Holding has also obtained an order of the High Court to convene the LDK SH Preferred Meeting, which the Preferred Obligation Scheme Creditors are entitled and encouraged to attend.

(d)	The Cayman Scheme Meetings will be held at the offices of Campbells at Floor 4, Willow House, Cricket Square, George Town, Grand Cayman KY1-1103. The Hong Kong Scheme Meetings will be held at Sidley’s Hong Kong offices at 39/F, Two International Finance Centre Central, Hong Kong. Scheme Creditors who attend the Cayman Scheme Meetings will also be able to attend the Hong Kong Scheme Meetings, via video conference from Campbells’ offices. Similarly, Scheme Creditors who attend the Hong Kong Scheme Meetings will also be able to attend the Cayman Scheme Meetings, via video conference from Sidley’s Hong Kong offices. Scheme Creditors will also be able to dial into each of the Cayman Scheme Meetings and the Hong Kong Scheme Meetings using the LDK Dial-In Details.

(e)	The Scheme Class Meetings, with any adjournment as may be appropriate, will be held as follows:

(i)	In respect of the Preferred Obligation Scheme Creditors:

(A)	the LDK Silicon CI Preferred Meeting to be held on 16 October 2014 at 8:00pm (Cayman Islands time)/ 17 October 2014 at 9:00am (Hong Kong time);

(B)	the LDK Solar CI Preferred Meeting to be held on 16 October 2014 at 8:10pm (Cayman Islands time)/ 17 October 2014 at 9:10am (Hong Kong time);

(C)	the LDK Silicon HK Preferred Meeting to be held on 16 October 2014 at 8:50pm (Cayman Islands time)/ 17 October 2014 at 9:50am (Hong Kong time);

(D)	the LDK SH Preferred Meeting to be held on 16 October 2014 at 9:00pm (Cayman Islands time)/ 17 October 2014 at 10:00am (Hong Kong time); and

(E)	the LDK Solar HK Preferred Meeting to be held on 16 October 2014 at 9:20pm (Cayman Islands time)/ 17 October 2014 at 10:20am (Hong Kong time);

(ii)	In respect of the Senior Note Scheme Creditors:

(A)	the CI Senior Note Meeting to be held on 16 October 2014 at 8:20pm (Cayman Islands time) / 17 October 2014 at 9.20am (Hong Kong time); and

(B)	the HK Senior Note Meeting to be held on 16 October 2014 at 9:10pm (Cayman Islands time) / 17 October 2014 at 10:10am;

(iii)	In respect of the Ordinary Scheme Creditors:

(A)	the LDK Solar CI Ordinary Meeting to be held on 16 October 2014 at 8:30pm (Cayman Islands time) / 17 October 2014 at 9.30am (Hong Kong time); and

(B)	the LDK Solar HK Ordinary Meeting to be held on 16 October 2014 at 8:40pm (Cayman Islands time) / 17 October 2014 at 9:40am.

(f)	Notice of the Senior Note Meetings, the Preferred Obligation Meetings and the Ordinary Meetings are included at Appendix 9 (Notice of Senior Note Meetings), Appendix 10 (Notice of Preferred Meetings) and Appendix 11 (Notice of Ordinary Meetings) of this Explanatory Statement.

(g)	Senior Note Scheme Creditors will be required to submit an Account Holder Letter and Ballot to be used for voting at the Senior Note Meetings, which is included at Schedule 1 to Appendix 12 (Senior Note Solicitation Packet) to this Explanatory Statement.

(h)	Similarly, Preferred Obligation Scheme Creditors and Ordinary Scheme Creditors (who are not CN Holders) will be required to submit the Preferred Proxy Form and the Ordinary Proxy Form, respectively, in each case to be used for voting at the Preferred Obligation Meetings and the Ordinary Meetings (as applicable), as set out at Appendix 13 (Preferred Solicitation Packet) and Appendix 14 (Ordinary Solicitation Packet) to this Explanatory Statement.

(i)	Ordinary Scheme Creditors who are CN Holders will be required to submit a CN Account Holder Letter to be used for voting at the Ordinary Meetings.

(j)	Each Scheme Creditor or its proxy will be required to register its attendance at the relevant Scheme Class Meeting at least one hour prior to its commencement. Registration at the Cayman Scheme Meetings will commence at 7:00pm (Cayman Islands time) on 16 October 2014 and registration at the Hong Kong Scheme Meetings will commence at 8:00am (Hong Kong time) on 17 October 2014.

(k)	In determining the amount of a Scheme Creditor’s Scheme Claims for the purpose of voting at the applicable Scheme Class Meeting, the Chairperson of the meeting shall be entitled to rely on information provided by the Information Agent (in the case of the Senior Note Scheme Creditors and the CN Holders) and in the case of the Preferred Obligation Scheme Creditors and the Ordinary Scheme Creditors (other than the CN Holders), the books and records of the Scheme Companies. Ordinary Scheme Creditors who are not CN Holders shall be required to submit supporting evidence of their Scheme Claim in the Claim Form, along with their completed Ordinary Proxy Form.

(l)	Any person attending the Scheme Class Meetings will need to produce evidence of personal identity (for example, two forms of identification evidence including a passport or other government issued picture identification, along with a recent utility bill or other document confirming the attendees’ address). If appropriate personal identification and authorisation evidence is not produced, that person may not be permitted to attend or vote.

(m)	A Scheme Creditor’s professional advisers will be allowed to attend the Scheme Class Meetings if that Scheme Creditor notifies the JPLs of the name of the person(s) they wish to attend (using the contact details set out in the Communication Policy) prior to the Scheme Class Meetings. The Chairperson of the Scheme Class Meetings will have the discretion to require professional advisers to leave the applicable Scheme Class Meeting if he or she considers this to be necessary.

7.10	Approving each of the Cayman Scheme and the Hong Kong Scheme

(a)	The majority required to approve the Schemes is a majority in number representing at least 75 per cent (by value) of the Scheme Claims of each of the Scheme Creditors present and voting (whether in person or by proxy) at each of the following Scheme Class Meetings:

(i)	the Senior Note Scheme Creditors who vote at the CI Senior Note Meeting;

(ii)	the Senior Note Scheme Creditors who vote at the HK Senior Note Meeting;

(iii)	the Preferred Obligation Scheme Creditors who vote at the LDK Solar CI Preferred Meeting;

(iv)	the Preferred Obligation Scheme Creditors who vote at the LDK Solar HK Preferred Meeting;

(v)	the Preferred Obligation Scheme Creditors who vote at the LDK Silicon CI Preferred Meeting;

(vi)	the Preferred Obligation Scheme Creditors who vote at the LDK Silicon HK Preferred Meeting;

(vii)	the Preferred Obligation Scheme Creditors who vote at the LDK SH Preferred Meeting

(viii)	the Ordinary Scheme Creditors who vote at the LDK Solar CI Ordinary Meeting; and

(ix)	the Ordinary Scheme Creditors who vote at the LDK Solar HK Ordinary Meeting.

(b)	The Scheme Claims admitted for voting purposes by the JPLs will be notified to the Scheme Creditors at the applicable Scheme Class Meeting, but such notification does not (of itself) constitute an admission of the existence or amount of any liability of any of the Scheme Companies. If a Scheme Creditor disagrees with the value of the Scheme Claim attributed to it, it must notify the JPLs.

(c)	The JPLs will be entitled to defer the announcement of the result of the vote.

7.11	Sanction Hearing for each of the Cayman Scheme and the Hong Kong Scheme

(a)	The hearings before the Grand Court in respect of the Cayman Scheme, and the High Court in respect of the Hong Kong Scheme, will be necessary in order to sanction the Schemes, provided that:

(i)	the Senior Note Scheme Creditors vote to support:

(A)	the Cayman Scheme at the CI Senior Note Meeting; and

(B)	the Hong Kong Scheme at the HK Senior Note Meeting;

(ii)	the Preferred Obligation Scheme Creditors vote to support:

(A)	the Cayman Scheme at the LDK Solar CI Preferred Meeting and the LDK Silicon CI Preferred Meeting; and

(B)	the Hong Kong Scheme at the LDK Solar HK Preferred Meeting, the LDK Silicon HK Preferred Meeting and the LDK SH Preferred Meeting; and

(iii)	the Ordinary Creditors vote to support:

(A)	the Cayman Scheme at the LDK Solar CI Ordinary Meeting; and

(B)	the Hong Kong Scheme at the LDK Solar HK Ordinary Meeting.

(b)	Any Scheme Creditor entitled (but not obliged) to attend these hearings, through Counsel, to support or oppose the sanction of the Cayman Scheme and/or the Hong Kong Scheme.

(c)	The hearing to consider whether to sanction the Cayman Scheme will take place at 9.30am (Cayman Islands time) on 6 November 2014 at the Grand Court. The hearing to consider whether to sanction the Hong Kong Scheme will take place at [—] on [—] 2014 at the High Court.

(d)	Upon the occurrence of the following events, and subject to the Conditions set out in the Schemes:

(i)	the Grand Court sanctioning the Cayman Scheme; and

(ii)	the High Court sanctioning the Hong Kong Scheme,

the Cayman Scheme and the Hong Kong Scheme will become binding on all Scheme Creditors, wherever they are and regardless of whether they have voted for or against the Cayman Scheme and/or the Hong Kong Scheme and whether they have voted at all.

7.12	Conditions to the Schemes

(a)	Save for certain provisions of the Schemes, which shall become immediately effective, the Schemes will be effective on the date on which the following conditions are satisfied or (in the case of paragraph 7.12(iv) below) waived:

(i)	in respect of the Cayman Scheme, the sanction with or without modification (but subject to such modification not being inconsistent with the terms of the RSAs and being acceptable to LDK Solar) of the Hong Kong Scheme by the High Court;

(ii)	in respect of the Hong Kong Scheme, the sanction with or without modification (but subject to such modification not being inconsistent with the terms of the RSAs and being acceptable to LDK Solar) of the Cayman Schemes by the Grand Court;

(iii)	LDK Solar having paid all duly invoiced fees of the Advisers;

(iv)	the Chapter 15 Scheme Order being granted, which condition may be waived by LDK Solar (acting by the JPLs) with the prior written consent of the Senior Note Trustee (not to be unreasonably withheld) and the Majority Preferred Holders (not to be unreasonably withheld);

(v)	the execution and delivery, by the claimants and plaintiffs of the Munich Re Claim, of an agreement containing ordinary and customary compromise and settlement provisions in respect of the Munich Re Claim, such agreement to be effective upon execution (subject to court sanction) and conditional only upon the occurrence of the Effective Date;

(vi)	each of LDK Solar, LDK Silicon, LDK Silicon Holding and each Senior Note Guarantor, Preferred Obligor and Mr Peng having executed the Restructuring Documents to which they are expressed to be a party, save that the execution of the Apollo Guarantee shall not be a condition to the Effective Date if it is waived by the Majority Preferred Holders;

(vii)	each condition precedent in the Restructuring Documents having been satisfied or waived, other than the occurrence of the Effective Date of the Hong Kong Scheme or the Cayman Scheme (as the case may be);

(viii)	in respect of the Hong Kong Scheme, sealed copies of the High Court Orders being delivered to the HK Registrar of Companies for registration; and

(ix)	in respect of the Cayman Scheme, sealed copies of the Grand Court Order being delivered to the Registrar of Companies for registration.

(b)	If the Schemes have not become effective by the Scheme Longstop Date, the Schemes shall lapse and no provision of the Schemes shall have any force or effect.

7.13	Instructions to the Common Depository in relation to the Senior Notes

(a)	In order to implement the Restructuring Proposal and give effect to the terms of the Schemes, LDK Solar shall:

(i)	instruct the Common Depositary to, on the Effective Date, to mark down the Senior Global Note representing the Senior Notes for cancellation; and

(ii)	take such other action as may be required to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

(b)	Each of the Senior Note Scheme Creditors also authorises LDK Solar on and from the Effective Date to take or to instruct the Senior Note Trustee, the Common Depositary, each Intermediary and/or each Account Holder to take whatever action is necessary or appropriate to give effect to the terms of the Schemes, including the taking of such actions as may be necessary to implement the Scheme Steps.

7.14	Authority to execute documents on behalf of Scheme Creditors

(a)	Each of the Scheme Creditors irrevocably authorises LDK Solar (in respect of the LDK Solar Cayman Scheme and the LDK Solar HK Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(i)	the Deeds of Release;

(ii)	the Restructuring Documents; and

(iii)	any and all such other documents that LDK Solar reasonably considers necessary to give effect to the terms of the Schemes,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date in accordance with the Scheme Steps for the purposes of giving effect to the terms of the Schemes.

(b)	Each of the Preferred Obligation Scheme Creditors also irrevocably authorises LDK Silicon (in respect of the LDK Silicon Cayman Scheme and the LDK Silicon HK Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Preferred Obligation Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Preferred Obligation Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(i)	the Deeds of Release;

(ii)	the Restructuring Documents; and

(iii)	any and all such other documents that LDK Silicon reasonably considers necessary to give effect to the terms of the Schemes,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date in accordance with the Scheme Steps for the purposes of giving effect to the terms of the Schemes.

(c)	In addition, and without prejudice to the authority granted in respect of LDK Solar and LDK Silicon above, each of the Preferred Obligation Scheme Creditors irrevocably authorises LDK Silicon Holding (in respect of the LDK SH HK Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Preferred Obligation Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Preferred Obligation Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(i)	the Deeds of Release;

(ii)	the Restructuring Documents; and

(iii)	any and all such other documents that LDK Silicon Holding reasonably considers necessary to give effect to the terms of the Schemes,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date and in accordance with the Scheme Steps for the purposes of giving effect to the terms of the Schemes.

(d)	Each of the Senior Note Scheme Creditors irrevocably authorises LDK Solar and/or the Senior Note Trustee on and from the Effective Date to take all steps to cancel, mark down and discharge the Senior Global Note as may be necessary and for the Senior Note Trustee to rely on the Senior Note Trustee Instruction provided by LDK Solar without any duty to investigate further and without incurring any liability for doing so.

(e)	Each of the CN Holders and Restructured CN Holders hereby irrevocably authorises LDK Solar and/or the CN Trustee on and from the Effective Date to take all steps to cancel, mark down and discharge the CN Global Notes as may be necessary and for the CN Trustee to rely on the CN Trustee Instruction provided by LDK Solar without any duty to investigate further and without incurring any liability for doing so.

(f)	Each authority granted above shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed.

(g)	The Deeds of Release and the Restructuring Documents shall be substantially in the form attached to the Schemes, subject to any non-material modification approved or imposed by the Grand Court or the High Court.

(h)	Each Scheme Creditor (for itself and its Designated Recipient) on and from the Effective Date irrevocably ratifies and confirms any act or omission done, caused or purported to be done by the Scheme Companies, the Subsidiaries, the JPLs, any director, or any of their respective directors, managers, officers, partners or affiliates pursuant to or in connection with the Schemes.

7.15	Scheme Steps

(a)	Provided that the statutory majorities of Scheme Creditors referred to in paragraph 7.10(a) of this Explanatory Statement vote to support the Cayman Scheme and the Hong Kong Scheme, the following steps set out below will occur and shall to the extent possible take effect in the order set out below:

(i)	As soon as reasonably practicable following the Scheme Class Meetings, LDK Solar, or if applicable the JPLs, shall make the Recognition Filings in respect of the LDK Solar Cayman Scheme (if not already made by such time) and use reasonable endeavours to procure a Recognition Hearing within a reasonable time following the date of the LDK Solar Court Order, unless such condition is waived.

(ii)	As soon as reasonably following the date of the Court Orders, LDK Solar (acting by one of the JPLs), LDK Silicon and LDK Silicon Holding (as applicable) will procure that stamped copies of the Court Orders are delivered to the Registrar of Companies and the HK Registrar of Companies for registration.

(iii)	As soon as reasonably practicable following the date of the Court Orders, LDK Solar (acting by one of the JPLs), LDK Silicon, and LDK Silicon Holding (as applicable) will execute the Restructuring Documents (to be held in escrow until or otherwise to become effective no earlier than the Effective Date and only capable of coming into effect on or after the Effective Date), for themselves and on behalf of each Senior Note Guarantor, each Preferred Obligor and each Scheme Creditor as applicable, and will procure that the 2018 Convertible Bond Trustee and the Preferred Convertible Bond Trustee execute the Restructuring Documents to which they are respectively party (to be held in escrow until or otherwise to become effective no earlier than the Effective Date and only capable of coming into effect on or after the Effective Date).

(iv)	With effect from the Effective Date, each Qualifying Scheme Creditor who has elected or is deemed to have elected to receive the Cash Out Amount shall become entitled to receive the Cash Out Amount on the Payment Date in accordance with the Schemes.

(v)	With effect from the Effective Date, each Qualifying Scheme Creditor who has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration shall become entitled to receive the relevant Non-Cash Scheme Consideration on the Issue Date in accordance with the Schemes.

(vi)	On the Effective Date, LDK Solar acting as agent and attorney for the Senior Note Scheme Creditors shall deliver the Senior Note Trustee Instruction to the Senior Note Trustee.

(vii)	On the Effective Date, LDK Solar as agent and attorney for the Senior Note Scheme Creditors shall deliver the Common Depositary Instruction to the Common Depositary.

(viii)	On the Effective Date, LDK Solar as agent and attorney for the Ordinary Scheme Creditors, acting as a class in respect of the Ordinary Scheme Creditors including the CN Holder and Restructured CN Holders, shall deliver the Clearing System Instruction to the Clearing Systems.

(ix)	On the Effective Date, LDK Silicon and LDK Silicon Holding shall take such action as may be required to effect the cancellation and discharge of the Preferred Obligations which, for the avoidance of doubt, shall not affect any Reserved Claim.

(x)	On the Effective Date, Lucid shall deliver the Senior Note Clearing Instruction to the Senior Clearing Systems and the CN Clearing Instruction to the Clearing Systems.

(xi)	The Common Depositary shall upon receipt of the Common Depositary Instruction be irrevocably authorised and instructed to, upon receipt of corresponding instructions to that effect from the Senior Clearing Systems deliver the Senior Global Note to the Registrar, for cancellation and take such other action as may be necessary to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

(xii)	Upon receipt by the Common Depositary of instructions to that effect from the Senior Clearing Systems, the Common Depositary will deliver the Senior Global Note to the Registrar for cancellation, and take such other action as may be required to effect the cancellation, mark down and discharge of the Senior Notes in accordance with or under the Senior Note Indenture.

(xiii)	The Clearing Systems shall upon receipt of the Clearing System Instruction be irrevocably authorised and instructed to take such action as may be necessary to effect the cancellation, mark down and discharge of the CNs.

(xiv)	On or after the Effective Date, the Restructuring Documents shall take effect in accordance with their terms.

(xv)	As soon as reasonably practicable following the Effective Date, the Preferred Obligations shall be cancelled and any certificates relating thereto shall be returned to LDK Silicon for cancellation (and any certificates which are not returned by Preferred Obligation Scheme Creditors before the Issue Date or Payment Date shall be deemed to be cancelled).

(xvi)	On the Payment Date, LDK Solar will pay the Cash Out Amount to those Qualifying Scheme Creditors who have become entitled to receive the Cash Out Amount (subject to and in accordance with the terms of the Schemes.

(xvii)	On the Issue Date, LDK Solar will:

(A)	issue and allot the Shares to the Qualifying Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes;

(B)	issue the 2018 Convertible Bonds to the Senior Note Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes;

(C)	issue the Preferred Convertible Bonds to the Preferred Obligation Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes; and

(D)	issue the 2018 Convertible Bonds to the Admitted Ordinary Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes,

in each case, subject to and in accordance with the terms of the Schemes.

(xviii)	The Restructuring Documents shall be executed after the latter of (i) the date of the Grand Court Order; or (ii) the High Court Order, but shall only take effect in accordance with their terms and the terms of the Schemes.

7.16	What happens when the Schemes become effective?

Notice of the Effective Date and distribution of Claim Forms to the Ordinary Scheme Creditors

(a)	Not more than five Business Days after the Effective Date, the Scheme Companies shall give notice that the Schemes have become effective, and of the Bar Date in the following ways:

(i)	by notice on the Scheme Website;

(ii)	by notice through the Clearing Systems;

(iii)	by notice via electronic mail to each person who either of the Scheme Companies believes may be a Scheme Creditor, and which has registered as a Scheme Creditor with any of the Scheme Companies, or otherwise notified the JPLs of its valid email address; and

(iv)	by notice in the Cayman Compass, South China Morning Post, Hong Kong Economic Times and the international editions of the Wall Street Journal.

(b)	The notice of the occurrence of the Effective Date shall request Ordinary Scheme Creditors to enter the details of their Ordinary Claims on an electronic Claim Form to be found on the Scheme Website. An Ordinary Scheme Creditor may also request a paper Claim Form from the Scheme Supervisors who will send a copy of the paper Claim Form to the Scheme Creditor as soon as is reasonably practicable after receipt of the request.

(c)	All Claim Forms must be finalised and submitted by email prior to the Bar Date, or in the case of paper Claim Forms, sent to the Scheme Supervisors to arrive on or before the Bar Date.

(d)	Each Claim Form should be completed in accordance with its instructions and should include:

(i)	the Ordinary Claimant’s name, address, relevant email address(es) and telephone number(s);

(ii)	the total amount of the Ordinary Claim as at the Record Time;

(iii)	confirmation of whether or not the Ordinary Claim includes interest and, if so, the basis upon which the Ordinary Claimant claims to be entitled to interest;

(iv)	particulars of how and when the debt was incurred by LDK Solar;

(v)	the legal basis of the liability of LDK Solar for the Ordinary Claim;

(vi)	any other facts which would assist the Scheme Supervisors in considering the Ordinary Claim; and

(vii)	the actual or electronic signature of the person signing the Claim Form, his name and contact details, and a statement of the basis upon which he is authorised to act on behalf of the Ordinary Claimant.

(e)	Subject to para 7.16(f) an Ordinary Scheme Creditor shall not have any entitlement to any Ordinary Cash Out Amount or Ordinary Non-Cash Scheme Consideration, unless it has submitted a Claim Form on or before the Bar Date. Subject to Clause 7.16(f), no Ordinary Claim will be Accepted as an Admitted Ordinary Claim if a valid Claim Form has not been submitted on or before the Bar Date.

(f)	A Claim Form shall be deemed to have been submitted for an aggregate amount not exceeding US$1,648,320, plus interest at 5 per cent. per annum from 21 February 2014 to the Effective Date by or on behalf of all CN Holders. The amount for which such Ordinary Scheme Claim is Accepted shall be adjusted by the Scheme Supervisors so as not to double count Ordinary Scheme Claims set out in any Claim Forms and/or CN Account Holder Letters actually submitted by or on behalf of such CN Holders.

(g)	Copies of all the documents evidencing the existence and amount of the Ordinary Claim must be submitted with the Claim Form. The Scheme Supervisors may require the Ordinary Claimant to submit further and better particulars of the Ordinary Claim, including additional supporting documentation, and/or may require that the Claim Form be verified by affidavit.

(h)	Ordinary Claimants shall also submit to the Scheme Supervisors on request such additional information as is reasonably required for LDK Solar to make claims against third parties arising in connection with their Ordinary Claims.

(i)	Ordinary Claimants may submit to the Scheme Supervisors a revised Claim Form together with any relevant supporting documentation, at any time up to and including the Bar Date.

(j)	After the Bar Date, Ordinary Scheme Creditors are not entitled to make or revise an Ordinary Claim or provide further information (unless required to do so in accordance with the Schemes).

Record Time and Scheme Claims

(k)	All Scheme Claims, including contingent and prospective Claims, shall be determined as at the Record Time.

Valuation and Set Off of Scheme Claims

(l)	If the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration is to be paid or issued/allotted to an Ordinary Claimant before the date on which that Ordinary Claimant’s Admitted Ordinary Claim would have fallen due for payment, the amount of the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration shall be discounted for accelerated payment using the rate of interest prescribed by the Judgment Debts Rules.

(m)	The Scheme Supervisors shall make a just estimate so far as is possible of the value of any Ordinary Claim which, by reason of it being subject to any contingency, sounding only in damages or for any other reason including a Claim that is in its nature unliquidated or unascertained, does not bear a certain value. The Scheme Supervisors shall give notice of the amount of their estimate to the Ordinary Claimant and shall state in such notice the basis upon which the estimate has been made. In estimating any unliquidated claim for damages for breach of contract, the Scheme Supervisors shall assume that the Ordinary Claimant has taken all such steps as may be reasonable to mitigate his loss.

(n)	If the Ordinary Claim is for payments of a periodic nature, the Ordinary Claimant may claim for any unpaid amount accrued up to the Record Time. In respect of LDK Solar, unless the JPLs continue to make payments which accrue after the Record Time as an expense of the provisional liquidation, the Ordinary Claimant’s claim in respect of such amounts shall be limited to a claim for damages for breach of contract. In calculating the amount of damages, the Scheme Supervisors shall assume that the Ordinary Claimant has taken all such steps as may be reasonable to mitigate his loss and shall apply a discount for accelerated payment using the rate of interest prescribed by the Judgment Debts Rules.

(o)	Any contractual right of set-off, non set-off or netting arrangement agreed prior to the Effective Date (including both bilateral and multi-lateral set-off or netting arrangements) (referred to as a “set-off agreement”, “non set-off agreement” and “netting agreement”) between LDK Solar and any Ordinary Claimant is binding upon LDK Solar and shall be enforced by the Scheme Supervisors in determining the Ordinary Claim.

(p)	If LDK Solar has not concluded any set-off, non set-off or netting agreement with the Ordinary Claimant but there have been mutual credits, mutual debts or other mutual dealings between such parties:

(i)	an account shall be taken as at the Record Time of what is due from each party to the other in respect of the mutual dealings, and the sums due from one party shall be set off against the sums due from the other by the Scheme Supervisors in determining the Ordinary Claim;

(ii)	for the purpose of that account, sums due from LDK Solar to the Ordinary Claimant shall not be included in the account taken if the Ordinary Claimant had actual notice at the time they became due that the winding up petition (FSD No. 14 of 2014 – AJJ) had been presented by LDK Solar on 21 February 2014; and

(iii)	any transfer or assignment of claims after 21 February 2014 shall be disregarded; and

(iv)	only the balance (if any) of the account shall be Accepted as an Admitted Ordinary Claim and Ordinary Claims may include accrued interest (if any) at the Effective Date.

Currency conversion

(q)	Where a Qualifying Scheme Creditors’ Qualifying Scheme Claim is expressed in a currency other than Dollars:

(i)	the Cash-Out Amount to which such Qualifying Scheme Creditor is entitled under the Schemes shall be calculated by using the average exchange rate between the origin currency and Dollars between 1 March 2014 and the Record Time; and

(ii)	the aggregate number of Shares and/or Convertible Bonds to which such Qualifying Scheme Creditor is entitled under the Schemes shall be calculated by using the average exchange rate between the origin currency and Dollars between 1 March 2014 and the Record Time.

Determination of Ordinary Claims

(r)	The Scheme Supervisors shall examine each Claim Form returned to them, such examination to include (without limitation) consideration of whether:

(i)	details of Ordinary Claims are adequately supported by any documentation submitted with the Claim Form;

(i)	details of the quantum of the Ordinary Claims are sufficient and the basis of calculation is reasonable and has been accurately applied; and

(ii)	there is any set-off to be applied to the claim.

(s)	Up to the Bar Date, the Scheme Supervisors may give notice to an Ordinary Claimant specifying further information or evidence that they reasonably require to assist them in agreeing its Ordinary Claim.

(t)	After the Bar Date, if the Scheme Supervisors do not agree with the Ordinary Claim, or do not consider the supporting information to be adequate, they shall notify the Ordinary Claimant of that fact and the reasons, as soon as reasonably practicable (taking into account the volume of Ordinary Claims received), and shall request any further information or evidence that would assist them in deciding upon the Ordinary Claim.

(u)	The Ordinary Claimant shall respond within such reasonable time limit as the Scheme Supervisors may specify and shall similarly respond to any subsequent requests for information from the Scheme Supervisors.

(v)	If the Scheme Supervisors agree with the value of the Ordinary Claim, or agree with the Ordinary Claimant a value for which the whole or any part of the relevant Ordinary Claim should be Accepted as an Admitted Ordinary Claim, the Scheme Supervisors shall notify the Ordinary Claimant of their agreement, in writing, as soon as reasonably practicable following their determination. The Ordinary Claim (or part thereof, without prejudice to any Disputed Claim) will become an Admitted Ordinary Claim on the date the notice is sent.

(w)	If the Ordinary Claim is not Accepted in full by the Scheme Supervisors within the two calendar months after the Bar Date (or at such earlier time as the Scheme Supervisors shall determine or such later time to which the Scheme Supervisors and the Ordinary Claimant shall both agree or acquiesce) such part (if any) of the Ordinary Claim that is not Accepted shall become a Disputed Claim.

(x)	Where an Ordinary Claim (or part thereof) becomes a Disputed Claim, the Scheme Supervisors shall forthwith notify the Ordinary Claimant, in writing, that the whole or part of its Ordinary Claim has become a Disputed Claim including brief reasons for the dispute.

Dealing with Disputed Ordinary Claims

(y)	An Ordinary Claimant who:

(i)	receives notice that the whole or part of its Ordinary Claim has become a Disputed Claim;

(ii)	receives notice of an estimated value of its contingent Ordinary Claim with which it disagrees; or

(iii)	does not receive within the two calendar months after the Bar Date or within such other period as might be agreed in accordance with paragraph 7.16(w) above either (i) notice in accordance with paragraph 7.16(v) above that its Ordinary Claim is an Admitted Ordinary Claim or (ii) notice in accordance with paragraph 7.16(x) that the whole or part of its Ordinary Claim has become a Disputed Claim, shall be entitled to commence Dispute Proceedings in the Grand Court or High Court, as applicable, seeking a determination of its Disputed Claim and serve such proceedings on LDK Solar on or before the date 21 days after (i) receipt of a notice from the Scheme Supervisors under paragraph 7.16(y), or (ii) the elapse of the period of two calendar months commencing on the Bar Date or such other period as might be agreed in accordance with paragraph 7.16(w) above without the Ordinary Claimant having received from the Scheme Supervisors either of the notices specified in paragraph 7.16(y)(iii).

If a final judgment is given in Dispute Proceedings, the Disputed Claim will become an Admitted Ordinary Claim for the amount set out in the judgment, or in the case of a judgment which values the Disputed Claim at zero, shall give no entitlement to any payment or distribution under the Schemes in respect of the Disputed Claim.

(z)	If any legal or other costs are awarded against LDK Solar in respect of Dispute Proceedings, such amounts shall be payable by LDK Solar to the relevant Scheme Creditor on an indemnity basis, such costs to be taxed by the Grand Court or assessed by the High Court, as applicable, if not agreed. If any legal or other costs are awarded in LDK Solar’s favour in respect of Dispute Proceedings, such amounts shall be payable to LDK Solar in full and LDK Solar may set off such amounts against any liability to pay (at the discretion of the Scheme Supervisors) the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration to the relevant Ordinary Scheme Creditor.

(aa)	If the Ordinary Claimant does not commence Dispute Proceedings and serve those proceedings on LDK Solar on or before the deadline applicable pursuant to paragraph 7.16(y), its Disputed Claim shall become an Admitted Ordinary Claim at the value Accepted by the Scheme Supervisors or (b) , if (i) rejected entirely by the Scheme Supervisors or (ii) no notice was received in accordance with paragraph 7.16(y), shall give no entitlement to a payment or distribution under the Schemes.

(bb)	Nothing in paragraph 7.16 shall prevent the Scheme Supervisors from agreeing on behalf of LDK Solar in writing with an Ordinary Scheme Creditor the value of the Liability to which an unliquidated or unascertained Ordinary Claim relates, in which case the unliquidated or unascertained Ordinary Claim shall become an Admitted Ordinary Claim for the amount agreed.

(cc)	The Scheme Supervisors shall have the power to agree and make any compromise, settlement or arrangement on behalf of LDK Solar with any Ordinary Claimant in respect of a Disputed Claim and/or in connection with Dispute Proceedings.

Scheme Payments and Distributions

(dd)	On the Payment Date, LDK Solar shall pay:

(i)	to those Senior Note Scheme Creditors who have elected or are deemed to have elected to receive the Senior Note Cash Out Amount, the Senior Note Cash Out Amount to which they are entitled (if any), calculated in accordance with the terms of the Schemes;

(ii)	to those Preferred Obligation Scheme Creditors who have elected or are deemed to have elected to receive the Preferred Obligation Cash Out Amount, the Preferred Obligation Cash Out Amount to which they are entitled, calculated in accordance with the terms of the Schemes; and

(iii)	to those Admitted Ordinary Scheme Creditors who have elected or are deemed to have elected to receive the Ordinary Cash Out Amount, the Ordinary Cash Out Amount to which they are entitled, calculated in accordance with the terms of the Schemes.

(ee)	On the Issue Date, LDK Solar shall:

(i)	issue and allot to those Scheme Creditors who have elected to receive Non-Cash Scheme Consideration, the aggregate number of Scheme Shares to which they are entitled, as calculated in accordance with the terms of the Schemes;

(ii)	issue the 2018 Convertible Bonds in accordance with the terms of the Schemes, and the 2018 Convertible Bond Indenture. On the Issue Date LDK Solar shall issue the 2018 Convertible Bonds in global registered form through the Clearing Systems as follows:

(A)	to those Senior Note Scheme Creditors who have elected or are deemed to have elected to receive Senior Note Non-Cash Scheme Consideration, in the aggregate principal amount of the 2018 Convertible Bonds to which they are entitled, as calculated in accordance with the Schemes; and

(B)	to those Admitted Ordinary Scheme Creditors who have elected or are deemed to have elected to receive Ordinary Non-Cash Scheme Consideration, in the aggregate principal amount of the 2018 Convertible Bonds to which they are entitled, as calculated in accordance with the Schemes;

(iii)	issue the Preferred Convertible Bonds in accordance with the terms of the Schemes, and the Preferred Convertible Bond Indenture. On the Issue Date LDK Solar shall deposit the Preferred Convertible Bonds in global registered form with the Common Depositary for the Clearing Systems or its nominee. The Preferred Convertible Bonds will be allocated to relevant accounts in the Clearing Systems of those Preferred Obligation Scheme Creditors who have elected or are deemed to have elected to receive Preferred Obligation Non-Cash Scheme Consideration, in the aggregate principal amount of the Preferred Convertible Bonds to which they are entitled, as calculated in accordance with the Schemes.

Trust in relation to Scheme Consideration

(ff)	LDK Solar will not issue any Non-Cash Scheme Consideration to a Qualifying Scheme Creditor (or its Designated Recipient) if that Qualifying Scheme Creditor:

(i)	is a Disqualified Person or a Prohibited Transferee, unless it has nominated a Designated Recipient that is not a Disqualified Person or Prohibited Transferee; or

(ii)	is a Senior Note Scheme Creditor or a CN Holder, and the Information Agent has not received a validly completed Account Holder Letter including a validly completed Distribution Confirmation Deed from or on behalf of that Senior Note Scheme Creditor or CN Holder (or their Designated Recipients) prior to the Voting Instruction Deadline (or such time following the Voting Instruction Deadline as LDK Solar may decide in its absolute discretion);

(iii)	is not a Senior Note Scheme Creditor or a CN Holder and LDK Solar has not received a validly completed Distribution Confirmation Deed from or on behalf of that Qualifying Scheme Creditor (or its Designated Recipient) prior to the Record Time (or such time following the Record Time as LDK Solar may decide in its absolute discretion).

(gg)	If a Qualifying Scheme Creditor is not issued with its Non-Cash Scheme Consideration for the reasons above, its entitlement to Non-Cash Scheme Consideration will be issued to the Non-Cash Scheme Consideration Trustee, who will hold the Non-Cash Scheme Consideration entitlement on trust in the Non-Cash Scheme Consideration Trust for the relevant Qualifying Scheme Creditor (the “Trust Securities”) for a period of five years from the Effective Date (the “Holding Period”).

(hh)	If a Qualifying Scheme Creditor’s entitlement to Non-Cash Scheme Consideration has been issued to the Non-Cash Scheme Consideration Trustee, and that Qualifying Scheme Creditor:

(i)	being a Disqualified Person or a Prohibited Transferee fails to provide the Information Agent and LDK Solar with the required details of a Designated Recipient who is not a Disqualified Person or a Prohibited Transferee;

(ii)	fails to provide the Information Agent or LDK Solar (as applicable) with a validly completed Distribution Confirmation Deed);

within the Holding Period, and in each case, a request in writing to transfer the relevant Trust Securities to it (or its Designated Recipient) within the Holding Period then, upon the expiration of the Holding Period, the Non-Cash Scheme Consideration Trustee is authorised to sell such Non-Cash Scheme Consideration to a third party on arms length terms, and the net cash proceeds of such sale (after the deduction of the reasonable costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale) shall be paid to the relevant Qualifying Scheme Creditor, subject to receipt from such Qualifying Scheme Creditor of a validly completed Trust Distribution Deed.

(ii)	If any Qualifying Scheme Creditor being a beneficiary of the Non-Cash Scheme Consideration Trust requests in writing that the Non-Cash Scheme Consideration Trustee sell the Trust Securities to which it is beneficially entitled, the Non-Cash Scheme Consideration Trustee will use its reasonable endeavours to sell the Trust Securities and account to that Qualifying Scheme Creditor for the net proceeds of sale (after the deduction of the reasonable costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale), provided that a validly completed Account Holder Letter or Proxy Form along with a validly completed Trust Distribution Deed has been submitted to the Information Agent or to LDK Solar by or on behalf of that Qualifying Scheme Creditor.

(jj)	If it is not possible to pay net cash proceeds of a sale of Non-Cash Scheme Consideration to the relevant Qualifying Scheme Creditor, then the Non-Cash Scheme Consideration Trustee shall apply the net cash proceeds of sale in its absolute discretion (including paying the monies into Court or gifting the same to such children’s charity as the Non-Cash Scheme Consideration Trustee thinks fit). The Non-Cash Scheme Consideration Trustee shall have the power to appoint an additional or replacement trustee over the Trust Securities at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Schemes.

(kk)	If a Scheme Creditor has failed to provide its Settlement Instructions in the relevant Account Holder Letter or Distribution Confirmation Deed for payment of a Cash Out Amount, or such Settlement Instructions are incomplete in any way, including in relation to the provision of any applicable “know your client” or “anti-money laundering information”, LDK Solar shall not be required to make any payment to such Scheme Creditor unless and until such information is duly provided.

Releases

(ll)	Each of the Scheme Creditors on behalf of itself and each of its predecessors, successors and assigns (collectively, the “Scheme Creditor Releasing Parties”) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally each of:

(i)	the Senior Note Guarantors, their Personnel and Affiliates;

(ii)	the Preferred Obligors, their Personnel and Affiliates;

(iii)	the Cayman Scheme Companies, their Personnel and Affiliates;

(iv)	the Released Advisers, their Personnel and Affiliates; and

(v)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates,

and each of their predecessors, successors and assigns, and in their capacities as such from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (or in respect of paragraph 7.16(ll)(v) only, Claims and/or Liabilities which are based on actions taken by the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates pursuant to the Scheme Steps, whether before or after the Effective Date), (including any and all Scheme Claims, including Claims and/or Liabilities arising in respect of guarantees of the Senior Notes (including the Senior Note Guarantees) against the Senior Note Guarantors and any and all Preferred Documents Claims against any Preferred Obligor) except for:

(A)	any and all claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct;

(B)	any and all Excluded Claims;

(C)	any and all Reserved Claims; and

(D)	in the case of the Senior Note Scheme Creditors, any and all Claims or Liabilities they have in relation to the Senior Note Guarantors, their Affiliates (other than LDK Solar), the Personnel of the Senior Note Guarantors or the Personnel of their Affiliates (other than the Personnel of LDK Solar in their capacity as such) which do not relate to, arise in respect of, or are not in connection with the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(E)	in the case of the Preferred Obligation Scheme Creditors, any and all Claims or Liabilities they have in relation to the Preferred Obligors, their Affiliates (other than the Scheme Companies), the Personnel of the Preferred Obligors (other than the Personnel of the Scheme Companies in their capacity as such), or the Personnel of the Affiliates of the Preferred Obligors (other than the Personnel of the Scheme Companies in their capacity as such) which do not relate to, arise in respect of, or are not in connection with the Preferred Documents or Preferred Obligations;

(F)	in the case of the Ordinary Scheme Creditors any and all Claims or Liabilities they have in relation to Group Companies other than LDK Solar, or the Personnel or Affiliates of such Group Companies (other than LDK Solar), which do not relate to, arise in respect of, or are not in connection with their Ordinary Claims or the subject matter thereof;

(G)	any and all Claims against or Liabilities of any Onshore Operating Entities not being Preferred Obligors and not arising out of or relating to the Preferred Documents;

(H)	the liability of any Released Adviser, their Personnel and Affiliates arising under a duty of care to its client;

(I)	any Claims against or Liabilities of any Released Adviser, their Personnel and Affiliates that are unrelated to the RSAs, the Restructuring Transactions, the Schemes, the negotiation or preparation thereof, or to any related matter; and

(J)	in the case of the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary and their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, the CNs or the CN Indentures,

provided that the foregoing shall not prejudice or impair any right of any Scheme Creditor Releasing Party created under the Cayman Scheme or the Hong Kong Scheme.

(mm)	Each of the Cayman Scheme Companies, the Senior Note Guarantors and the Preferred Obligors on behalf of itself and each of its predecessors, successors and assigns (collectively, the “LDK Releasing Parties”) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally each of:

(i)	the Senior Note Scheme Creditors their Personnel and Affiliates;

(ii)	the Preferred Obligation Scheme Creditors their Personnel and Affiliates;

(iii)	the Senior Note Guarantors and their Personnel;

(iv)	the Preferred Obligors and their Personnel;

(v)	the Cayman Scheme Companies and their Personnel;

(vi)	the Released Advisers, their Personnel and Affiliates; and

(vii)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates;

and each of their predecessors, successors and assigns and in their capacities as such from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (or in respect of Clause 41.2(g) only, Claims and/or Liabilities which are based on actions taken by the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates pursuant to the Scheme Steps, whether before or after the Effective Date), except for:

(A)	any and all claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct;

(B)	any and all Excluded Claims;

(C)	in the case of the Senior Note Guarantors and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(D)	in the case of the Preferred Obligors and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents; and

(E)	in the case of the Scheme Companies and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents, Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(F)	in the case of the Senior Note Scheme Creditors, their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(G)	in the case of the Preferred Obligation Scheme Creditors, their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents;

(H)	any and all Reserved Claims;

(I)	the liability of any Released Adviser, their Personnel and Affiliates arising under a duty of care to its client;

(J)	any Claims against or Liabilities of any Released Adviser, their Personnel and Affiliates that are unrelated to the RSAs, the Restructuring Transactions, the Schemes, the negotiation or preparation thereof, or to any related matter; and

(K)	in the case of the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, and their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, the CNs or the CN Indentures,

provided that the foregoing shall not prejudice or impair any right of any LDK Releasing Party created under the Cayman Scheme or the Hong Kong Scheme.

(nn)	Each of the Scheme Creditor Releasing Parties and the LDK Releasing Parties shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally the JPLs (and any subsequently appointed joint provisional liquidator of LDK Solar) and all of their and their respective firms’ and companies’ current and former direct and indirect affiliates, equity holders, partners, members, managing members, officers, directors, employees, advisors, principals, attorneys, counsel, professional advisors, accountants, investment bankers, consultants, agents, and representatives (including their respective affiliates) from any Claims or Liabilities that arise, are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the prior to the date the JPLs vacate office, except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

7.17	Assignments and transfers

(a)	The Scheme Companies shall be under no obligation to recognise any assignment or transfer of any Scheme Claim, whether before or after the Record Time, for the purposes of determining entitlements under the Schemes, save where any of the Scheme Companies has received before the Record Time actual notice in writing from the parties to such assignment or transfer of the assignment or transfer, in which case the Scheme Companies shall recognise such assignment or transfer for the purposes of determining entitlements under the Schemes (if any).

(b)	Where the Scheme Companies have received from the relevant parties written notice of an assignment or transfer of a Qualifying Scheme Claim after the Record Time, the Scheme Companies may, in the absolute discretion of the Scheme Supervisors and subject to such evidence as they may reasonably require, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Schemes.

7.18	Mechanical Scheme Documents

The mechanics of the Schemes described in paragraphs 7.12 and 7.17 refer to certain documents which are described below.

Senior Note Trustee Instruction

(a)	Pursuant to the Senior Note Trustee Instruction, the Senior Note Trustee shall upon receipt of the Senior Note Trustee Instruction be irrevocably authorised and instructed to, on the Effective Date, mark down and cancel the Senior Notes and take such steps as may be necessary to mark down and cancel the Senior Notes.

Common Depository Instruction

(b)	Pursuant to the Common Depository Instruction, the Common Depositary shall upon receipt of the Common Depositary Instruction be irrevocably authorised and instructed to, upon receipt of corresponding instructions to that effect from the Clearing Systems on or as soon as practicable after the Effective Date deliver the Senior Global Note to the Registrar, for cancellation and take such other action as may be required to effect the cancellation and discharge of the Senior Notes under the Senior Note Indenture.

Clearing System Instruction

(c)	Pursuant to the Clearing System Instruction, the Clearing Systems shall upon receipt of the Clearing System Instruction be irrevocably authorised and instructed to deliver the CN Global Notes to the CN Registrar, for cancellation and to take such other action as may be required to effect the cancellation and discharge of the CNs.

Deed of Release

(d)	The Deed of Release is a deed pursuant to which the Scheme Companies, the JPLs and the Scheme Creditors agree to provide the releases referred to in paragraph 7.16(ll) to 7.16(nn) of this Explanatory Statement.

PART 3

This section contains a brief overview of the Chapter 11 Plan. The summary information contained herein does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the more detailed information presented elsewhere in the Disclosure Statement and the Chapter 11 Plan.

A copy of the Chapter 11 Plan and the Disclosure Statement will be circulated to Senior Note Scheme Creditors only. The circulation of such material will occur around the time the Schemes and this Explanatory Statement are made available to the Senior Note Scheme Creditors.

8.	OVERVIEW OF THE CHAPTER 11 PLAN

8.1	Overview of Chapter 11 of the Bankruptcy Code

(a)	Chapter 11 is the principal business reorganisation chapter of the Bankruptcy Code. Under chapter 11, a debtor is authorised to reorganise its business for the benefit of itself, its creditors and its equity security holders. In addition to permitting the rehabilitation of a debtor, another goal of chapter 11 is to promote the equality of treatment of similarly situated creditors and equity interest holders with respect to the distribution of a debtor’s assets.

(b)	The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the commencement date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor-in-possession”.

8.2	Prepackaged Plans of Reorganisation Generally

(a)	The consummation of a plan of reorganisation is the principal objective of a chapter 11 reorganisation case. A plan of reorganisation sets forth the means for satisfying claims against and equity interests in the debtor.

(b)	The Chapter 11 Plan discussed herein is colloquially referred to in the United States as a “prepackaged” chapter 11 plan. In “prepackaged” Chapter 11 Cases, like the ones contemplated to be commenced by the Prospective US Debtors, agreement is reached among prospective debtors and one or more classes of their creditors on the terms of a restructuring before the bankruptcy filing occurs, and the bankruptcy cases are used to implement the agreed-upon plan and to address the claims of creditors with whom there is no agreement. The votes of creditors with whom the prospective debtors have agreed are solicited before the bankruptcy filing, and the plan “confirmation” process starts immediately upon filing the Chapter 11 Cases. “Confirmation” is akin to the sanctioning of a scheme of arrangement, and is the term used for approval of a chapter 11 plan by a Bankruptcy Court and entering it into an order of the Bankruptcy Court.

8.3	Purpose of the Chapter 11 Plan and Overview of its Terms

(a)	The Chapter 11 Plan proposed by the Prospective US Debtors is an integral part of the Group’s global restructuring. The Senior Note RSA discussed in paragraph 6.4 of Part 1 (Background to the Schemes and the Chapter 11 Plan) provides, among other things, that the Group parties to the Senior RSA will take all steps as are reasonably necessary to (i) support the Cayman Scheme, (ii) support the Chapter 11 Plan (as defined in the Senior Note RSA), and (iii) support the Recognition Filing. The Chapter 11 Plan is the critical component of the second step in the aforementioned list.

(b)	The Prospective US Debtors have not commenced Chapter 11 Cases as of the date of this Explanatory Statement. Following the Chapter 11 Plan solicitation period, if the Senior Note Scheme Creditors vote to accept the Chapter 11 Plan in a number and dollar amount sufficient to satisfy the requirements for class acceptance of the Chapter 11 Plan in accordance with the Bankruptcy Code, the Prospective US Debtors intend, among other things, to commence the Chapter 11 Cases and pursue confirmation of the Chapter 11 Plan, all in accordance with the Senior Note RSA.

(c)	The Chapter 11 Plan is a plan of reorganisation for only three US entities, being (i) the US Senior Note Guarantors comprising LDK Solar USA and LDK Solar Tech USA; and (ii) LDK Solar Systems. The centrepiece of the Chapter 11 Plan is approving the compromise of the guarantee obligations that LDK Solar USA, Inc. and LDK Solar Tech USA. have with respect to the Senior Notes. By voting in favour of the Schemes, or by voting against the Schemes, Senior Note Scheme Creditors will be casting the same vote for or against with respect to the Chapter 11 Plan. If the Chapter 11 Plan is approved by Senior Note Scheme Creditors and confirmed by the Bankruptcy Court, the Prospective US Debtors’ guarantee obligations on the Senior Notes (along with the obligations of all guarantors of the Senior Notes) will be fully satisfied in exchange for the Senior Note Scheme Consideration. Notably, no other creditors or interest holders of the Prospective US Debtors will have their claims or interests modified or altered by the Chapter 11 Plan.

(d)	Importantly, though, the Chapter 11 Plan contains certain releases which are customary to U.S. plans of reorganisation. The Chapter 11 Plan contains two types of releases: (1) releases by the Prospective US Debtors of claims the Prospective US Debtors may possess against the “Released Parties” under the Chapter 11 Plan, and (2) voluntary releases by creditors that such creditors may possess against the “Released Parties” under the Chapter 11 Plan. The “Released Parties” are “in each case solely in their capacities as such, (i) the Debtors, the Reorganised Debtors, and their financial advisers, attorneys, accountants, investment banker, and consultants, (ii) the Consenting Senior Note Scheme Creditors, (iii) the JPLs, and (iv) the Related Persons of the Persons listed in subparts (ii) and (iii) of this definition” (each as defined in the Chapter 11 Plan). The releases by the Prospective US Debtors apply to claims that are held by only the Prospective US Debtor Entities, and not claims held by any of the Prospective US Debtors’ affiliates (such as, for example LDK Solar). In addition, under the Chapter 11 Plan, a creditor has the option of electing not to grant the releases if the creditor so chooses, and, moreover, the creditors are only releasing claims they may hold in connection with the Prospective US Debtors and the Chapter 11 Plan process. Further information on the aforesaid optional release available to Senior Note Scheme Creditors is set out in the Senior Solicitation Packet.

PART 4

9.	SENIOR NOTE SCHEME CREDITORS

9.1	Are you a person with an interest in the Senior Notes?

(a)	The following persons have interests in the Senior Notes:

(i)	Account Holders: You are an Account Holder if you are recorded directly in the books or other records maintained by the Senior Clearing System under their electronic systems, as holding an interest at the Record Time in the Senior Global Notes in an account with that Senior Clearing System.

(ii)	Intermediaries: You are an Intermediary if you hold an interest at the Record Time in any Senior Notes on behalf of another person or other persons and you do not hold that interest as an Account Holder. An Intermediary is commonly a bank or a brokerage house which does not have an account with a Senior Clearing System.

(iii)	Senior Note Scheme Creditors: You are a Senior Note Scheme Creditor if you have the ultimate economic interest, whether as principal or beneficiary or otherwise, in the Senior Notes held in global form through the Senior Clearing System at the Record Time and have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the Senior Notes. For the avoidance of doubt, an Account Holder may also be a Senior Note Scheme Creditor.

(iv)	The Common Depositary and the Senior Note Trustee.

Scheme Note Scheme Creditors are entitled to take, or direct the taking of, certain actions in respect of the Schemes and the Chapter 11 Plan.

(b)	The Bank of New York Mellon, in its capacity as both the Common Depositary and the Senior Note Trustee, has confirmed to LDK Solar that it will not vote in respect of the Senior Notes at the CI Senior Note Meeting, the HK Senior Note Meeting or on the Chapter 11 Plans, unless instructed to do so by the holders of Senior Notes in accordance with the Senior Note Indenture. In order to ensure your vote is counted, you are therefore strongly encouraged to follow the procedure set out in the Senior Solicitation Packet.

(c)	Account Holders are not Scheme Creditors unless an Account Holder has the ultimate economic interest, whether as principal or beneficiary or otherwise, in the Senior Notes held in global form through the Senior Clearing System at the Record Time and a right to the issue of definitive notes, as described above. However, as set out in this Part 4 (Senior Note Scheme Creditors) and Appendix 12 (Senior Solicitation Packet), the assistance of Account Holders will be required, in accordance with their custodial duties, to attend to the following tasks:

(i)	To arrange for the Senior Notes to be blocked by the Custody Instruction Deadline, in accordance with the instructions set out in the Senior Solicitation Packet;

(ii)	To arrange for facsimile or e-mail versions of the completed Account Holder Letter and Ballot containing the voting instructions of the Senior Note Scheme Creditors, to be sent to the Information Agent prior to the Voting Instruction Deadline, in accordance with the instructions set out in the Senior Solicitation Packet; and

(iii)	To arrange for signed originals of the completed Account Holder Letter and Ballot to be posted to the Information Agent within seven (7) days after the Voting Instruction Deadline.

(d)	In determining whether a particular person is the ultimate beneficial owner of any Senior Notes, and therefore a Senior Note Scheme Creditor, entitled to a particular principal amount of Senior Notes and related claims as aforesaid, the Chairperson may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

If you are a Senior Note Scheme Creditor you should read this Explanatory Statement carefully. If you are a Senior Note Scheme Creditor who is not an Account Holder you should contact your Account Holder (through any Intermediaries, if applicable) to ensure that your Account Holder takes the appropriate action described in paragraph 9.2 below and in the Senior Solicitation Packet.

(e)	The number of Senior Note Scheme Creditors voting and the votes cast by them will be taken into account for both value and numerosity purposes in relation to the Schemes and the Chapter 11 Plan.

(f)	Prior to the date of this Explanatory Statement, LDK Solar (amongst others) entered into the Senior Note RSA with Senior Note Scheme Creditors in respect of approximately 60% of the principal amount outstanding of the Senior Notes in aggregate. A summary of the terms of the Senior Note RSA is set out at paragraph 6.4 of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement. Senior Note Scheme Creditors that have not entered into the Senior Note RSA at the date of this Explanatory Statement may still do so and are requested to contact the JPLs using the contact details referred to in the Communications Policy.

(g)	For further information on the action to be taken by Senior Note Scheme Creditors and persons with an interest in the Senior Notes, Senior Note Scheme Creditors should refer to paragraph 9.2 of this Explanatory Statement and the Senior Solicitation Packet at Appendix 12 (Senior Solicitation Packet).

The following diagram illustrates the relationship between certain persons with interests in the Senior Notes, which are held in global form through the Senior Clearing Systems:

9.2	Summary of actions to be taken by Senior Note Scheme Creditors and any person with an interest in the Senior Notes

SENIOR NOTE SCHEME CREDITORS ARE INVITED TO VOTE AT THE SENIOR NOTE MEETINGS AND ON THE CHAPTER 11 PLAN, BY DIRECTING THEIR ACCOUNT HOLDER TO COMPLETE AND DELIVER TO THE INFORMATION AGENT THE ACCOUNT HOLDER LETTER AND BALLOT SET OUT IN SCHEDULE 1 OF THE SENIOR SOLICITATION PACKET.

SENIOR NOTE SCHEME CREDITORS SHOULD NOTE THAT THE ACCOUNT HOLDER LETTER AND BALLOT ALSO PROVIDES VOTING INSTRUCTIONS TO HOLDERS OF THE SENIOR NOTE GUARANTEE CLAIM FOR THE PURPOSES OF VOTING ON THE CHAPTER 11 PLAN. SENIOR NOTE SCHEME CREDITORS ARE INVITED TO REFER TO THE CHAPTER 11 PLAN AND THE DISCLOSURE STATEMENT WHICH WILL BE ISSUED TO SENIOR NOTE SCHEME CREDITORS SEPARATELY TO THIS EXPLANATORY STATEMENT.

Detailed instructions on the actions which Senior Note Scheme Creditors, Intermediaries and Account Holders should take are set out in this Explanatory Statement and are summarised below.

Senior Note Scheme Creditors and any persons with an interest in the Senior Notes should read the full instructions set out in the Senior Solicitation Packet.

(a)	You should read this Explanatory Statement as a whole, in conjunction with the Senior Solicitation Packet. The Senior Solicitation Packet includes:

(i)	General guidance and instructions for Senior Note Scheme Creditors for voting at the Senior Note Meetings and on the Chapter 11 Plan.

(ii)	The Account Holder Letter and Ballot which contains the voting form relating to the Senior Note Meetings and for voting on the Chapter 11 Plan.

(iii)	The Capitalisation Request Form, being the form Senior Note Scheme Creditors complete in order to elect the Cash Option or the Non-Cash Option.

(iv)	The Designated Recipient Form, being the form Senior Note Scheme Creditors complete in order to appoint a Designated Recipient.

(v)	The Distribution Confirmation Deed, being a Deed whereby Senior Note Scheme Creditors must confirm (amongst other things): (A) its Settlement Instructions; and (B) that it may legally and lawfully be issued with the Non-Cash Scheme Consideration.

Information on the steps Scheme Creditors are required to take in completing the Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Deed are set out in Part 7 (Scheme Consideration Elections) and in the Senior Solicitation Packet.

Actions to be taken in relation to the Schemes and the Chapter 11 Plan

(b)	Each Senior Note Scheme Creditor that wishes to vote at the Senior Note Meetings and on the Chapter 11 Plan, will be required to ensure that its Account Holder instructs the relevant Senior Clearing System in which the Senior Notes which are the subject of the Account Holder Letter and Ballot are held to block those Senior Notes. This can be effected by giving Custody Instructions to that effect to the relevant Senior Clearing System prior to the Custody Instruction Deadline, being 11:00am, 14 October 2014. The procedure for doing this is described in paragraph 2.2 of the Senior Solicitation Packet.

(c)	If you are a Senior Note Scheme Creditor that is not an Account Holder and wish to vote at the Senior Note Meetings and on the Chapter 11 Plan, you should direct your Account Holder to complete the appropriate parts of the Account Holder Letter and Ballot set out in Schedule 1 to the Senor Solicitation Packet and deliver the completed Account Holder Letter and Ballot as soon as possible to the Information Agent and, in any event, so as to be received by the Voting Instruction Deadline, being 11:00 a.m. (Cayman Islands time) on 15 October 2014.

(d)	If you are a Senior Note Scheme Creditor that is an Account Holder and wish to vote at the Senior Note Meetings and on the Chapter 11 Plan, you should complete the appropriate parts of the Account Holder Letter and Ballot set out in Schedule 1 to the Senior Solicitation Packet and deliver the completed Account Holder Letter and Ballot as soon as possible to the Information Agent and, in any event, so as to be received by the Voting Instruction Deadline, being 11:00 a.m. (Cayman Islands time) on 15 October 2014.

(e)	Failure to deliver a valid Account Holder Letter and Ballot on behalf of a Senior Note Scheme Creditor by the Voting Instruction Deadline will mean that the voting instructions contained in that Account Holder Letter and Ballot will be disregarded for the purposes of voting in respect of the Chapter 11 Plan and the relevant Senior Note Scheme Creditor will, subject to the Chairperson’s discretion, not be entitled to vote at the Senior Note Meetings. An Account Holder may complete and submit an Account Holder Letter and Ballot on behalf of a relevant Senior Note Scheme Creditor if the Account Holder has authority to do so.

(f)	The Schemes require the approval of a majority in number representing at least 75% in value of the Senior Note Scheme Creditors present and voting (in person, by a duly authorised representative, if a corporation, or by proxy) at the Senior Note Meetings, being:

(i)	The CI Senior Note Meeting to be held on 16 October 2014 at 8:20pm (Cayman Islands time)/ 17 October 2014 at 9.20am (Hong Kong time); and

(ii)	The HK Senior Note Meeting to be held on 16 October 2014 at 9:10pm (Cayman Islands time)/ 17 October 2014 at 10:10am.

(g)	It is important that as many votes as possible are cast at the Senior Note Meetings and on the Chapter 11 Plan so that the Grand Court, the High Court and the Bankruptcy Court may be satisfied that there is a fair and reasonable representation of opinion of Senior Note Scheme Creditors at the Senior Note Meetings. You are therefore strongly urged to complete and sign or direct your Account Holder to complete and sign the relevant parts of your Account Holder Letter and Ballot.

(h)	The amount of the Scheme Claims of each Senior Note Scheme Creditor which submits a valid Account Holder Letter and Ballot in respect of the Senior Notes will be calculated for voting purposes as at the Record Time based on information confidentially provided to LDK Solar. Solely with respect to the Schemes, this information will be used by the Chairperson to determine whether each resolution is passed at the Senior Note Meetings. Solely with respect to the Chapter 11 Plan, this information will be used by the Prospective US Debtors and the US Voting Agent to determine whether the Chapter 11 Plan has been accepted.

(i)	Each of the Common Depositary and the Senior Note Trustee has confirmed that it will not exercise any voting rights to which it may be entitled as a Scheme Creditor at the Senior Note Meetings unless instructed to do so in accordance with the Senior Note Indenture.

(j)	Completed Account Holder Letters and Ballot should be delivered to the Information Agent. An Account Holder Letter and Ballot should not in any circumstances be delivered to the Common Depositary, the Senior Note Trustee, or any of the Scheme Companies. Neither the Common Depositary, the Senior Note Trustee, the Information Agent, LDK Solar nor any member of the Group and any of their respective Subsidiaries, officers, directors or employees or any other person will be under any duty to give notification of any defects, irregularities or delays in any Account Holder Letter and Ballot, nor will any of such entities or persons incur any liability for failure to give such notification.

(k)	A Senior Note Scheme Creditor on whose behalf a duly completed Account Holder Letter and Ballot is lodged prior to the Voting Instruction Deadline may still attend the Senior Note Meetings and vote for or against the Schemes or the Chapter 11 Plan.

Completed Account Holder Letters and Ballots should be delivered to the Information Agent as soon as possible in accordance with the Communications Policy as set out in Section 5 (Communications Policy) of this Explanatory Statement and in any event before the Voting Instruction Deadline being 11:00 a.m. (Cayman Islands time) on 15 October 2014.

If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent advice immediately from your legal, financial, tax or other independent adviser.

PART 5

10.	PREFERRED OBLIGATION SCHEME CREDITORS

Detailed instructions on the actions to be taken by the Preferred Obligation Scheme Creditors are set out in this Part 5 (Preferred Obligation Scheme Creditors) and the Preferred Solicitation Packet.

10.1	Are you a Preferred Obligation Scheme Creditor?

The Preferred Obligation Scheme Creditors are those creditors who are holders of the Preferred Obligations issued in accordance with the terms of the Subscription Agreement and the Shareholders Agreement. As at the date of this Explanatory Statement, the following parties are Preferred Obligation Scheme Creditors:

(a)	CDB International;

(b)	Excel Rise;

(c)	Prosper East;

(d)	New Lane; and

(e)	Apollo.

If you are a Preferred Obligation Scheme Creditor you should read this Explanatory Statement carefully to ensure that you take the appropriate action described in the section of this Part 5 (Preferred Obligation Scheme Creditors) and the Preferred Solicitation Packet.

10.2	Summary of actions to be taken by the Preferred Obligation Scheme Creditors

The following are the key actions that the Preferred Obligation Scheme Creditors are required to take and the key aspects of the implementation of the Schemes:

(a)	You should read this Explanatory Statement as a whole, in conjunction with the Preferred Solicitation Packet. The Preferred Solicitation Packet includes:

(i)	General guidance and instructions for Preferred Obligation Scheme Creditors for voting at the Preferred Obligation Meetings.

(ii)	The Preferred Proxy Form which contains the voting form relating to the Preferred Obligation Meetings.

(iii)	The Capitalisation Request Form, being the form Preferred Obligation Scheme Creditors complete in order to elect the Cash Option or the Non-Cash Option.

(iv)	The Designated Recipient Form, being the form Preferred Obligation Scheme Creditors complete in order to appoint a Designated Recipient.

(v)	The Distribution Confirmation Deed, being a Deed whereby Preferred Obligation Scheme Creditors confirm (amongst other things): (A) its Settlement Instructions; and (B) that it may legally and lawfully be issued with the Non-Cash Scheme Consideration.

Information on the steps Scheme Creditors are required to take in completing the Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Deed are set out in Part 7 (Scheme Consideration Elections) and in the Preferred Solicitation Packet.

Actions to be taken in relation to the Schemes

(b)	Any Preferred Obligation Scheme Creditor may appoint a proxy to attend to vote on its behalf at the Preferred Obligation Meetings, comprising:

(i)	the LDK Solar CI Preferred Meeting;

(ii)	the LDK Silicon CI Preferred Meeting;

(iii)	the LDK Solar HK Preferred Meeting;

(iv)	the LDK Silicon HK Preferred Meeting; and

(v)	the LDK SH Preferred Meeting.

(c)	Unless a Preferred Obligation Scheme Creditor is an individual, it must complete and return the Preferred Proxy Form in order to be able to vote at the Preferred Obligation Meetings. A proxy must be an individual person and may be a director or officer of the relevant Preferred Obligation Scheme Creditor (if a corporation), or may be some other individual person (including the Scheme Supervisors), whether an Preferred Obligation Scheme Creditor or not.

(d)	If you are an Preferred Obligation Scheme Creditor and wish to vote at the Preferred Obligation Meetings, you should complete the Preferred Proxy Form and elect whether to:

(i)	attend and vote at the Preferred Obligation Meetings in person, or appoint someone else as your proxy to attend and vote at the Preferred Obligation Meetings in person on your behalf (in which case, you can also specify whether you wish your proxy to vote at its discretion or to vote in accordance with your instructions); or

(ii)	instruct the Chairperson as your proxy to cast your vote in accordance with your instructions.

(e)	You should return the completed Preferred Proxy Form as soon as possible to the JPLs in accordance with the Communications Policy, and in any event, so as to not be received by the Voting Instruction Deadline.

(f)	The Cayman Scheme requires the approval of a majority in number representing at least 75% in value of the Preferred Obligation Scheme Creditors present and voting (in person, by a duly authorised representative, if a corporation, or by proxy) at the following meetings:

(i)	the LDK Silicon CI Preferred Meeting to be held on 16 October 2014 at 8:00pm (Cayman Islands time)/ 17 October 2014 at 9:00am (Hong Kong time); and

(ii)	the LDK Solar CI Preferred Meeting to be held on 16 October 2014 at 8:10pm (Cayman Islands time)/ 17 October 2014 at 9:10am (Hong Kong time).

(g)	The Hong Kong Scheme also requires the approval of a majority in number representing at least 75% in value of the Preferred Obligation Scheme Creditors present and voting (in person, by a duly authorised representative, if a corporation, or by proxy) at the following meetings:

(i)	the LDK Silicon HK Preferred Meeting to be held on 16 October 2014 at 8:50pm (Cayman Islands time)/ 17 October 2014 at 9:50am (Hong Kong time);

(ii)	the LDK SH Preferred Meeting to be held on 16 October 2014 at 9:00pm (Cayman Islands time)/ 17 October 2014 at 10:00am (Hong Kong time); and

(iii)	the LDK Solar HK Preferred Meeting to be held on 16 October 2014 at 9:20pm (Cayman Islands time)/ 17 October 2014 at 10:20am (Hong Kong time).

(h)	It is important that as many votes as possible are cast at the Preferred Obligation Meetings so that the Grand Court and the High Court be satisfied that there is a fair and reasonable representation of the Preferred Obligation Scheme Creditors at the Preferred Obligation Meetings. You are therefore strongly urged to sign and return your Preferred Proxy Form as soon as possible in accordance with the voting instructions in this Explanatory Statement.

If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent advice immediately from your legal, financial, tax or other independent advisers.

PART 6

11.	ORDINARY SCHEME CREDITORS

Detailed instructions on the actions to be taken by the Ordinary Scheme Creditors are set out in this Explanatory Statement including in the Ordinary Proxy Form set out below and at Appendix 14 (Ordinary Solicitation Packet).

11.1	Are you an Ordinary Scheme Creditor?

(a)	The Ordinary Scheme Creditors are those Scheme Creditors who hold a claim against LDK Solar, as at the Record Time, other than the following claims:

(i)	Senior Note Scheme Claims (as more fully described in Part 4 (Senior Note Scheme Creditors) of this Explanatory Statement;

(ii)	Preferred Obligation Scheme Claims (as more fully described in Part 5 (Preferred Obligation Scheme Creditors) of this Explanatory Statement;

(iii)	Preferred Documents Claim, being any Claim arising out or of in respect of the Shareholders’ Agreement and/ or the Subscription Agreement;

(iv)	Intercompany Claim, being any claim against either of the Cayman Scheme Companies by any Group Company other than Sunways AG or the Cayman Scheme Companies as more fully described in paragraph 14.10 of Part 9 (Overview of the Group) of this Explanatory Statement; and

(v)	An Excluded Claim, as set out in paragraph 11.1(c) below.

(b)	As at the date of this Explanatory Statement, the JPLs are aware of the following material claimants who assert claims against LDK Solar and who would fall within the class of Ordinary Scheme Creditors (and not any of its exclusions):

(i)	Sunways in respect of its claim set out in paragraphs 6.3(s) to 6.3(aa) of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement;

(ii)	The CN Holders, being those Scheme Creditors who are the holders of the CNs who have not entered into a CN Settlement Agreement in respect of their claims as set out in paragraphs 6.3(bb) to 6.3(ee) of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement. Further information on the claims of the CN Holders are set out in paragraph 11.2 below;

(iii)	The Restructured CN Holders, being a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems, as at the Record Time and who have entered into a CN Settlement Agreement. These claims are set out in more detail at paragraphs 6.3(bb) to 6.3(gg) of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement; and

(iv)	Tokyo Rope in respect of its alleged claim set out in paragraphs 6.3(hh) to 6.3(ii) of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement.

(c)	The Excluded Claims comprise the following claims:

(i)	A Project Loan Claim, being a Claim under a series of loans granted to LDK Solar concerning four acquisition and project finance loans described in paragraph 14.9(u) of Part 9 (Overview of the Group) of this Explanatory Statement;

(ii)	Any Project Guarantee Claim, being a Claim under an unsecured guarantee granted by LDK Solar in favour of CDB concerning LDK Solar Europe’s obligations under various acquisition and project finance loans described in paragraph 14.9(v) of Part 9 (Overview of the Group) of this Explanatory Statement;

(iii)	Any EPC Guarantee Claim, being a Claim under the guarantee granted by LDK Solar in favour of CDB Jiangxi in connection with any liability of any borrower under any Specified EPC Facility Agreement. The EPC Facility Agreements comprise:

(A)	the White Rose Facility, being a US$15,000,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 8 March 2012; and

(B)	the Imclone Facility, being a US$22,400,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 27 December 2013;

(iv)	The Munich Re Claim, being a Claim against the Munich Re Defendants (including LDK Solar) as described in paragraph 6.3(kk) to 6.3(mm) of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement; and

(v)	The Employee Claims, being a Claim against LDK Solar in respect of any contract of employment concerning any employees of the Group. As set out at paragraph 6.3(qq) of Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement, the JPLs have received proofs of debt from two former employees of LDK Silicon who allege (amongst other things) that they entered into non-compete agreements with LDK Solar, which was breached by LDK Solar. The JPLs and the Directors dispute these claims.

11.2	The CN Holders

Are you a person with an interest in the CNs?

(a)	The following persons have interests in the CNs:

(i)	CN Account Holders: You are a CN Account Holder if you are recorded directly in the books or other records of the Clearing System under their electronic systems, as holding an interest at the Record Time in the CNs in an account with that Clearing System;

(ii)	CN Intermediary: You are a CN Intermediary if you hold an interest at the Record Time in any CNs on behalf of another person and you do not hold that interest as a CN Account Holder. A CN Intermediary is commonly a bank or a brokerage house which does not have an account with a Clearing System;

(iii)	CN Holders: Subject to paragraph 11.2(b), you are a CN Holder if you have the ultimate economic interest, whether as principal or beneficiary or otherwise, in the CNs held in global form through the Clearing System at the Record Time and have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs. For the avoidance fo doubt, a CN Account Holder may also be a CN Holder; and

(iv)	The CN Trustee.

(b)	A CN Holder shall not include those holders of the CNs who entered into a CN Settlement Agreement. The CN Settlement Agreements are listed in Appendix 34 (List of CN Settlement Agreements) to this Explanatory Statement.

(c)	The Bank of New York Mellon, in its capacity as the CN Trustee, has confirmed to LDK Solar that it will not vote in respect of the CNs at the LDK Solar CI Ordinary Meeting and the LDK Solar HK Ordinary Meeting, unless instructed to do so by the CN Holders in accordance with the CN Indenture. In order to ensure that your vote is counted, you are therefore strongly encouraged to follow the procedure set out in the Ordinary Solicitation Packet.

(d)	CN Account Holders are not Scheme Creditors unless a CN Account Holder has the ultimate economic interest, whether as principal or beneficiary or otherwise, in the CNs held in global form through the Clearing System at the Record Time and a right to the issue of definitive notes, as described above. However, as set out in this Part 6 (Ordinary Scheme Creditors) and Appendix 14 (Ordinary Solicitation Packet), the assistance of CN Account Holders will be required, in accordance with their custodial duties, to attend to the following tasks:

(i)	To arrange for the CNs to be blocked by the Custody Instruction Deadline, in accordance with the instructions set out in Part A of the Ordinary Solicitation Packet; and

(ii)	To arrange for facsimile or e-mail versions of the completed CN Account Holder Letter containing the voting instructions of the CN Holder, to be sent to the Information Agent prior to the Voting Instruction Deadline, in accordance with the instructions set out in the Ordinary Solicitation Packet.

(e)	In determining whether a particular person is the ultimate beneficial owner of any CNs, and therefore a CN Holder, entitled to a particular principal amount of the CNs and related claims as aforesaid, the Chairperson may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

(f)	For further information on the action to be taken by CN Holders and persons with an interest in the CNs, see paragraph 11.3 of this Explanatory Statement and the Ordinary Solicitation Packet.

11.3	Summary of actions to be taken by the Ordinary Scheme Creditors

(a)	The actions that Ordinary Scheme Creditors will be required to take under the Schemes are subject to whether the Ordinary Scheme Creditor is:

(i)	A CN Holder, in which case, CN Holders should refer to the instructions set out in paragraph 11.3(b) to 11.3(i) below;

(ii)	An Ordinary Scheme Creditor that is not a CN Holder, in which case, these Ordinary Scheme Creditors should refer to the instructions set out in paragraph 11.3(j) to 11.3(q) below.

CN Holders

Detailed instructions on the actions which CN Holders, CN Intermediaries and CN Account Holders should take are set out in at Part A of the Ordinary Solicitation Packet and are summarised below.

CN Holders and any persons with an interest in the CNs should read the full instructions set out in Part A to the Ordinary Solicitation Packet.

(b)	You should read this Explanatory Statement as a whole, in conjunction with Part A of the Ordinary Solicitation Packet. The Ordinary Solicitation Packet includes:

(i)	General guidance and instructions for CN Holders for voting at the Ordinary Meetings.

(ii)	The CN Account Holder Letter which contains the voting form relating to the Ordinary Meetings.

(iii)	The Capitalisation Request Form, being the form Ordinary Scheme Creditors complete in order to elect the Cash Option or the Non-Cash Option.

(iv)	The Designated Recipient Form, being the form CN Holders complete in order to appoint a Designated Recipient.

(v)	The Distribution Confirmation Deed, being a Deed whereby CN Holders must confirm (amongst other things): (A) its Settlement Instructions; and (B) that it may legally and lawfully be issued with the Non-Cash Scheme Consideration.

Information on the steps Scheme Creditors are required to take in completing the Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Deed are set out in Part 7 (Scheme Consideration Elections) and in the Ordinary Solicitation Packet.

Actions to be taken in relation to the Schemes

(c)	Each CN Holder that wishes to vote at the Ordinary Meetings will be required to ensure that its CN Account Holder instructs the relevant Clearing System in which the CNs which are the subject of the CN Account Holder Letter and Ballot are held to block those CNs. This can be effected by giving Custody Instructions to that effect to the relevant Clearing System prior to the Custody Instruction Deadline, being 11:00am, 14 October 2014.

(d)	If you are a CN Holder that is not an Account Holder and wish to vote at the Ordinary Meetings, you should direct your CN Account Holder to complete the appropriate parts of the CN Account Holder Letter set out in Schedule 1 of Part A to the Ordinary Solicitation Packet and deliver the completed CN Account Holder Letter as soon as possible to the Information Agent and, in any event, so as to be received by the Voting Instruction Deadline, being 11:00 a.m. (Cayman Islands time) on 15 October 2014.

(e)	If you are a Senior Note Scheme Creditor that is an Account Holder and wish to vote at the Ordinary Meetings, you should complete the appropriate parts of the CN Account Holder Letter set out in Schedule 1 of Part A of the Ordinary Solicitation Packet and deliver the completed CN Account Holder Letter as soon as possible to the Information Agent and, in any event, so as to be received by the Voting Instruction Deadline, being 11:00 a.m. (Cayman Islands time) on 15 October 2014.

(f)	Failure to deliver a valid CN Account Holder Letter on behalf of a CN Holder by the Voting Instruction Deadline will mean that the relevant CN Holder will, subject to the Chairperson’s discretion, not be entitled to vote at the Ordinary Meetings. A CN Account Holder may complete and submit a CN Account Holder Letter on behalf of a relevant CN Holder if the CN Account Holder has authority to do so.

(g)	The amount of the Scheme Claims of each CN Holder which submits a valid CN Account Holder Letter in respect of the CNs will be calculated for voting purposes as at the Record Time based on information confidentially provided to LDK Solar. This information will be used by the Chairperson to determine whether each resolution is passed at the Ordinary Meetings.

(h)	Completed CN Account Holder Letters should be delivered to the Information Agent. A CN Account Holder Letter should not in any circumstances be delivered to the CN Trustee, the JPLs or any of the Scheme Companies. Neither the CN Trustee, the Information Agent, LDK Solar nor any member of the Group and any of their respective Subsidiaries, officers, directors or employees or any other person will be under any duty to give notification of any defects, irregularities or delays in any CN Account Holder Letter, nor will any of such entities or persons incur any liability for failure to give such notification.

(i)	A CN Holder on whose behalf a duly completed CN Account Holder Letter is lodged prior to the Voting Instruction Deadline may still attend the Ordinary Meetings and vote for or against the Schemes.

Completed CN Account Holder Letters should be delivered to the Information Agent as soon as possible in accordance with the Communications Policy and in any event before the Voting Instruction Deadline being 11:00 a.m. (Cayman Islands time) on 15 October 2014.

If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent advice immediately from your legal, financial, tax or other independent adviser.

Ordinary Scheme Creditors that are not CN Holders

Ordinary Scheme Creditors that are not CN Holders should read the full instructions set out in Part B to the Ordinary Solicitation Packet.

(j)	You should read this Explanatory Statement as a whole, in conjunction with Part B of the Ordinary Solicitation Packet. Part B to the Ordinary Solicitation Packet includes:

(i)	General guidance and instructions for Ordinary Scheme Creditors (that are not CN Holders) for voting at the Ordinary Meetings.

(ii)	The Ordinary Proxy Form which contains the voting form relating to the Ordinary Meetings.

(iii)	The Capitalisation Request Form, being the form Ordinary Scheme Creditors complete in order to elect the Cash Option and/ or the Non-Cash Option.

(iv)	The Designated Recipient Form, being the form CN Holders complete in order to appoint a Designated Recipient.

(v)	The Distribution Confirmation Deed, being a Deed whereby CN Holders must confirm (amongst other things): (A) its Settlement Instructions; and (B) that it may legally and lawfully be issued with the Non-Cash Scheme Consideration.

Information on the steps Scheme Creditors are required to take in completing the Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Deed are set out in Part 7 (Scheme Consideration Elections) and in the Ordinary Solicitation Packet.

Actions to be taken in relation to the Schemes

(k)	Any Ordinary Scheme Creditor may appoint a proxy to attend to vote on its behalf at the Ordinary Meetings, comprising:

(i)	The LDK Solar CI Ordinary Meeting; and

(ii)	The LDK Solar HK Ordinary Meeting.

(l)	Unless an Ordinary Scheme Creditor is an individual, it must complete and return the Ordinary Proxy Form in order to be able to vote at the Ordinary Meetings. A proxy must be an individual person and may be a director or officer of the relevant Ordinary Scheme Creditor (if a corporation), or may be some other individual person (including the Scheme Supervisors), whether an Ordinary Scheme Creditor or not.

(m)	If you are an Ordinary Scheme Creditor and wish to vote at the Ordinary Meetings, you should complete the Ordinary Proxy Form and elect whether to:

(i)	attend and vote at the Ordinary Meetings in person, or appoint someone else as your proxy to attend and vote at the Ordinary Meetings in person on your behalf (in which case, you can also specify whether you wish your proxy to vote at its discretion or to vote in accordance with your instructions); or

(ii)	instruct the Chairperson as your proxy to cast your vote in accordance with your instructions.

(n)	You should return the completed Ordinary Proxy Form as soon as possible to the JPLs in accordance with the Communications Policy, and in any event, so as to not be received by the Voting Instruction Deadline.

(o)	The Cayman Scheme requires the approval of a majority in number representing at least 75% in value of the Ordinary Scheme Creditors present and voting (in person, by a duly authorised representative, if a corporation, or by proxy) at the LDK Solar CI Ordinary Meeting to be held on 16 October 2014 at 8:30p.m. (Cayman Islands time)/ 17 October 2014 at 9:30am (Hong Kong time).

(p)	Similarly, the Hong Kong Scheme also requires the approval of a majority in number representing at least 75% in value of the Ordinary Scheme Creditors present and voting (in person, by a duly authorised representative, if a corporation, or by proxy) at the LDK Solar HK Ordinary Meeting to be held on 16 October 2014 at 8:40p.m. (Cayman Islands time)/ 17 October 2014 at 9:40am (Hong Kong time).

(q)	It is important that as many votes as possible are cast at the Ordinary Meetings so that the Grand Court and the High Court be satisfied that there is a fair and reasonable representation of the Ordinary Scheme Creditors. You are therefore strongly urged to sign and return your Ordinary Proxy Form and CN Account Holder Letter (as applicable) as soon as possible in accordance with the voting instructions in this Explanatory Statement.

If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent advice immediately from your legal, financial, tax or other independent advisers.

PART 7

12.	SCHEME CONSIDERATION ELECTIONS

12.1	Capitalisation Request Form

(a)	As set out in Parts 4 (Senior Note Scheme Creditors), 5 (Preferred Obligation Scheme Creditors) and 6 (Ordinary Scheme Creditors) of this Explanatory Statement:

(i)	the Account Holder Letters and Ballots to be completed by Senior Note Scheme Creditors;

(ii)	the Preferred Proxy Form to be completed by the Preferred Obligation Scheme Creditors; and

(iii)	the Ordinary Proxy Form to be completed by the Ordinary Scheme Creditors,

each enclose a Capitalisation Request Form, the Designated Recipient Form and the Distribution Confirmation Deed.

(b)	Scheme Creditors will be required to complete the Capitalisation Request Form in order to make an election to receive the Cash Out Amount or the Non-Cash Scheme Consideration. Further instructions for Scheme Creditors on how to complete the Capitalisation Request Form are set out in the Senior Solicitation Packet (for Senior Note Scheme Creditors), the Preferred Solicitation Packet (for Preferred Obligation Scheme Creditors) and the Ordinary Solicitation Packet (for Ordinary Scheme Creditors).

(c)	Each Scheme Creditor must return a duly completed Capitalisation Request Form and Distribution Confirmation Deed to:

(i)	In the case of Senior Note Scheme Creditors and CN Holders, to the Information Agent using the contact details specified in the Communications Policy;

(ii)	In the case of the Preferred Obligation Scheme Creditors, to the JPLs using the contact details specified in the Communications Policy; and

(iii)	In the case of Admitted Ordinary Scheme Creditors (but excluding the CN Holders), to the JPLs using the contact details specified in the Communications Policy.

(d)	Under the Schemes and the Chapter 11 Plan, LDK Solar will not issue (i) the Cash Out Amount to any Scheme Creditor that has elected the Cash Out Option; and/ or (ii) the Non-Cash Scheme Consideration to any Scheme Creditor who has elected, or is deemed to have elected, the Non-Cash Option, unless that Scheme Creditor has duly completed and returned the Distribution Confirmation Deed. Further information on the Distribution Confirmation Deed is set out in paragraph 12.3 of this Part 7 (Scheme Consideration Elections).

(e)	Scheme Creditors shall also be entitled to appoint a Designated Recipient by duly completing the Appointment of Designated Recipient attached to the Capitalisation Request Form. A Designated Recipient is an entity that is designated as such by a Scheme Creditor as the recipient of any or all Non-Cash Scheme Consideration otherwise to be issued to such Scheme Creditor. Further information on appointing a Designated Recipient is set out in paragraph 12.2 of this Part 7 (Scheme Consideration Elections).

(f)	Scheme Creditors are recommended to make an election in the election box to the Capitalisation Request Form even if it intends to vote against the Schemes and the Chapter 11 Plan, in case a resolution to approve the Schemes is passed at the respective Scheme Class Meetings by the required majority and is sanctioned by the Grand Court and the High Court.

If you are unclear about, or have any questions concerning, the action you are required to take, please contact:

(g)	If you are a Senior Note Scheme Creditor or a CN Holder, the Information Agent using the contact details set out in Section 5 (Communications Policy) hereof;

(h)	If you are a Preferred Obligation Scheme Creditor or an Ordinary Scheme Creditor (but excluding CN Holders), the JPLs using the contact details set out in Section 5 (Communications Policy) hereof.

The Information Agent and the JPLs cannot provide Scheme Creditors with legal advice in relation to the Schemes or related matters. Contacting the Information Agent or the JPLs should not be used as a substitute for, and the JPLs and the Directors urge each Scheme Creditor to consider seeking professional advice in relation to the Schemes.

Elections and deemed elections under the Capitalisation Request Form

(i)	Scheme Creditors will only be issued with the Scheme Consideration to the extent they have Qualifying Scheme Claims, being Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and Admitted Ordinary Claims.

(j)	Each Scheme Creditor who does not submit a valid Capitalisation Request Form on or before the Voting Instruction Deadline shall be deemed to have elected to receive the applicable Cash Out Amount in respect of its Qualifying Scheme Claim.

(k)	If a Senior Note Scheme Creditor or a Preferred Obligation Scheme Creditor elects the Non-Cash Option, it shall be entitled to elect the Agreed Share Ratio, which shall be no lower 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim.

(l)	If an Ordinary Scheme Creditor elects the Non-Cash Option to receive the Non-Cash Scheme Consideration, the Agreed Share Ratio shall be equal to 15% of the Admitted Ordinary Claim, notwithstanding any purported elections made by an Ordinary Scheme Creditor to elect the Agreed Share Ratio.

(m)	If a Preferred Obligation Scheme Creditor and/ or Senior Note Scheme Creditor: (i) elects, or is deemed to have elected to receive the Cash Option; and (ii) there is a Cash Deficit, that Scheme Creditor shall be deemed to have elected to receive the Non-Cash Scheme Consideration in respect of:

(i)	in the case of a Preferred Obligation Scheme Creditor, its Deemed Preferred Non-Cash Claim;

(ii)	in the case of a Senior Note Scheme Creditor, its Deemed Senior Non-Cash Claim; and

(iii)	in the case of an Admitted Ordinary Scheme Creditor, its Adjusted Deemed Ordinary Non-Cash Claim, subject to paragraph 12.1(p) below.

(n)	Preferred Obligation Scheme Creditors and Senior Note Scheme Creditors will also be allowed to elect a Fall Back Agreed Share Ratio, which shall be no lower 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim/ Senior Note Guarantee Claim, which will apply in the event that there is a Cash Deficit and such Scheme Creditor is deemed to have elected to receive the Non-Cash Scheme Consideration.

(o)	If (i) there is a Cash Deficit; and (ii) Senior Note Scheme Creditors and/or Preferred Obligation Scheme Creditors have not elected a Fall Back Agreed Share Ratio, these Preferred Obligation Scheme Creditors and Senior Note Scheme Creditors shall be deemed to have elected an Agreed Share Ratio of 15%.

(p)	Where in respect of an Ordinary Scheme Creditor who has elected or is deemed to have elected to receive Non-Cash Scheme Consideration, there is an Ordinary Non-Cash Deficit (but not an Ordinary Cash Deficit), that Ordinary Scheme Creditor shall be deemed to have elected to receive the Ordinary Cash Out Amount in respect of its Adjusted Deemed Ordinary Cash Claim.

(q)	In the event that there is both an Ordinary Cash Deficit and an Ordinary Non-Cash Deficit an Admitted Ordinary Scheme Creditor shall receive the Ordinary Cash Out Amount, in respect of its Adjusted Ordinary Cash Claim and the Ordinary Non-Cash Consideration in respect of its Adjusted Ordinary Non-Cash Claim.

12.2	Appointment of Designated Recipient

(a)	The Schemes and the Chapter 11 Plan permit Scheme Creditors to irrevocably and unconditionally nominate a Designated Recipient as the recipient of any or all of the Non-Cash Scheme Consideration otherwise to be issued to such Scheme Creditor, subject to limitations in accordance with applicable securities laws and provided that (i) the Designated Recipient shall only be validly designated if it has submitted all Distribution Confirmation Deeds, Settlement Instructions and/or any other applicable forms that its designating Scheme Creditor is required to submit pursuant to the Schemes; and (ii) a Scheme Creditor may designate only one such entity and if such entity is a nominee holder it may only hold on behalf of one beneficial holder.

(b)	The form to appoint a Designated Recipient is attached to the Capitalisation Request Form, which is included in each of the Senior Solicitation Packet, the Preferred Solicitation Packet and the Ordinary Solicitation Packet.

12.3	Distribution Confirmation Deed

(a)	As set out in paragraph 12.1, Scheme Creditors electing to receive the Cash Out Amount or any Non-Cash Scheme Consideration must submit a validly completed Capitalisation Request Form, along with a validly completed Distribution Confirmation Deed to be delivered to the appropriate contacts as set out in the Communications Policy, by the Voting Instruction Deadline. Pursuant to the Distribution Confirmation Deed, Scheme Creditors confirm (amongst other things) that they may legally and lawfully be issued the Non-Cash Scheme Consideration.

(b)	If a Capitalisation Request Form and Distribution Confirmation Deed is not submitted by the Voting Instruction Deadline, Scheme Creditors will only be entitled to receive its entitlement to the Scheme Consideration if it submits a Distribution Confirmation Deed. The Distribution Confirmation Deed is included in each of the Senior Solicitation Packet, the Preferred Solicitation Packet and the Ordinary Solicitation Packet.

(c)	For the avoidance of doubt, Scheme Creditors do not have to complete a Distribution Confirmation Deed in order to vote on the Schemes and the Chapter 11 Plan.

12.4	Trust Distribution Deed

(a)	If a Qualifying Scheme Creditor is not able to be issued with Non-Cash Scheme Consideration for any of the reasons described in paragraph 7.16(ff) above, its entitlement to Non-Cash Scheme Consideration will be issued to the Non-Cash Scheme Consideration Trustee, on trust for the relevant Qualifying Scheme Creditor for the Holding Period.

(b)	In such circumstance, the Non-Cash Scheme Consideration Trustee is authorised to sell such Non-Cash Scheme Consideration to a third party on arm’s length terms and the net cash proceeds of such sale (after deduction of costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale) shall be paid to the relevant Qualifying Scheme Creditor subject to receipt of a validly completed Trust Distribution Deed, a copy of which is set out at Appendix 33 (Trust Distribution Deed) to this Explanatory Statement.

12.5	Lock Up Deed

(a)	Pursuant to the Schemes, each Scheme Creditor authorises LDK Solar to execute a deed on its behalf whereby each of the Scheme Creditors severally undertakes to LDK Solar that it will not from the Issue Date until the Termination Date in respect of its entire holding of Scheme Shares, directly or indirectly transfer, sell, mortgage, charge, assign, grant options over or otherwise dispose of (or agree to transfer, sell, mortgage, charge, assign, grant options over or otherwise dispose of) the legal or beneficial ownership (or both) in or rights arising from such shares or interests in shares, except where required to do so by applicable law or regulation. In such Deed the “Termination Date” shall occur (i) two months after the Issue Date for the Scheme Shares derived from 8.736% of that Scheme Creditor’s Non-Cash Entitlement, and (iii) 31 December 2014 (or if earlier, 2 months from the Issue Date) for the Scheme Shares derived from the Relevant Percentage of its Non-Cash Entitlement; and the “Relevant Percentage” shall mean a percentage, if any, equal to that Scheme Creditors Agreed Share Ratio less 8.736%.

PART 8

13.	TRANSACTION OVERVIEW

This section contains a brief description of the principal commercial terms of the Restructuring Proposal. The summary information contained in this section does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the more detailed information contained in the Schemes and this Explanatory Statement.

In summary, the Schemes and the Restructuring Proposal provide that the treatment of the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Ordinary Scheme Creditors are similar, save for as set out below.

13.1	The commercial terms of the Restructuring Proposal for Senior Note Scheme Creditors

(a)	Under the terms of the Restructuring Proposals, the Schemes and the Chapter 11 Plan, each Senior Note Scheme Creditor:

(i)	To the extent that the Senior Note Scheme Creditor has elected or is deemed to have elected to receive the Senior Note Cash Out Amount, each Senior Note Scheme Creditor shall be entitled to receive:

(A)	If there is no Senior Cash Deficit[6], an amount equal to US$0.10 per US$1.00 of that Senior Note Scheme Creditor’s Adjusted Senior Cash Claim. The Adjusted Senior Cash Claim is the amount in Dollars equal to the variable m in the formula:

m = b / n * l

where:

b is equal to the Maximum Senior Note Cash Claims;

n is equal to the aggregate amount of Senior Note Cash Claims; and

l is equal to that Senior Note Scheme Creditor’s Senior Note Cash Claim;

provided that m shall not be greater than l; or

(B)	If there is a Senior Cash Deficit, an amount equal to that Senior Note Scheme Creditor’s Adjusted Senior Cash Claim as set out above plus its Senior Non-Cash Entitlement, being a US Dollar amount equal to the amount of a Senior Note Scheme Creditor’s Deemed Senior Non-Cash Claim[7].

[6]	A Senior Cash Deficit will occur if the Maximum Senior Note Cash Claims is less than the aggregate amount of Senior Note Cash Claims
[7]	A Deemed Senior Non-Cash Claim is the amount of its Senior Note Cash Claim less its Adjusted Senior Cash Claim;

(ii)	To the extent that a Senior Note Scheme Creditor has elected the Senior Note Non-Cash Scheme Consideration, or is deemed to have elected to receive the Deemed Senior Non-Cash Claim as set out above each Senior Note Scheme Creditor shall be entitled to receive:

(A)	the Scheme Shares, being ADSs at one ADS per 1.586 of Scheme Share Entitlement Amount in the Agreed Share Ratio. The Agreed Share Ratio is the percentage of the Senior Note Non-Cash Entitlement elected or deemed to have been elected by the relevant Senior Note Scheme Creditor in its Capitalisation Request Form to be converted into Scheme Shares, being no lower than 8.736% and no higher than 15%; and

(B)	the 2018 Convertible Bonds in the Agreed Convertible Bond Ratio (100% minus the relevant Agreed Share Ratio), at US$100 in principal amount per each US$100 of Convertible Bond Entitlement Amount. A summary of the terms of the 2018 Convertible Bonds is set out in paragraph 13.6 of this Part 9 (Overview of the Group).

(b)	Under the Schemes, LDK Solar will not be obliged to make available any funds to pay the Senior Note Cash Out Amount, and is only likely to do so if the JPLs are confident that there is sufficient finance available to pay both a Senior Note Cash Out Amount and a Preferred Obligation Cash Out Amount, in addition to the Ordinary Cash Amount, and that it is appropriate in the circumstances to do so. Failure to provide the Senior Note Cash Out Amount will not constitute any breach of the Schemes or the Restructuring Documents.

(c)	As at the date of this Explanatory Statement, no additional funding has been secured by LDK Solar to finance the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount. The JPLs will not be taking any active steps to secure further funding for Cash Out Amount, and as matters stand there is unlikely to be any cash available to fund the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount.

(d)	To the extent that LDK Solar does not provide the Senior Note Cash-Out Amount, those Senior Note Scheme Creditors who elected to receive it will be deemed to have elected to receive the Non-Cash Scheme Consideration as described above. In this scenario, Senior Note Scheme Creditors who have not specified a Fall Back Agreed Share Ratio will be deemed to have elected the Scheme Shares at the Agreed Share Ratio of 8.736% with the remainder of the Senior Note Scheme Claim to be satisfied through the issuance of the 2018 Convertible Bonds.

(e)	Senior Note Scheme Creditors can refer to the Scheme Consideration for Senior Note Scheme Claims flowchart attached at Appendix 40 (Unaudited Management Accounts to 31 December 2013) of this Explanatory Statement as a diagram representation of the election and deemed election process.

Illustrative examples of the treatment of Senior Note Scheme Claims

Set out in the table below are four hypothetical scenarios illustrating the treatment of a Senior Note Scheme Claim worth US$1,000,000. Please note that at the date of this Explanatory Statement, there is not sufficient cash available to provide a Cash Out Option to Senior Note Scheme Creditors as envisaged by Scenarios 3 and 4.

ILLUSTRATIVE TREATMENT OF SENIOR NOTE SCHEME CLAIMS

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Illustrative Holding (US$)	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Cash Option
Claim Elected for Cash-Out	NA	NA	$1,000,000	$500,000
Treatment (% Cash Received per US$1.00 of Claim)	NA	NA	10.0%	10.0%

Cash Payment to be Distributed	NA	NA	$100,000	$50,000

Remaining Claim	$1,000,000	$1,000,000	$0.0	$500,000

Non-Cash Option
Scheme Shares
Remaining Claim after Cash-Out	$1,000,000	$1,000,000	$0.0	$500,000
% of Remaining Claim Elected for Equity Distribution	15.0%	8.736%	NA	15.0%

Claims Elected for Equity Distribution	$150,000	$87,360	$0.0	$75,000
Share Price	1.586	1.586	1.586	1.586

Shares to be Distributed	94,578	55,082	0.0	47,289
2018 Convertible Bonds
Remaining Claim after Cash-Out	$1,000,000	$1,000,000	$0.0	$500,000
% of Remaining Claim Elected for New Convertible Bonds	85.0%	91.3%	NA	85.0%

Claims Elected for 2018 Convertible Bonds	$850,000	$912,640	$0.0	$425,000

Principal Amount of 2018 Convertible Bonds to be issued	$850,000	$912,600	0.0	$425,000

Scenario 1

(f)	Scenario 1 deals with a scenario where a Senior Note Scheme Creditor with a Senior Note Scheme Claim of US$1,000,000 has elected the Senior Non-Cash Option in respect of its entire claim in the Capitalisation Request Form and chosen an Agreed Share Ratio of 15%. In this scenario 1, the Senior Note Scheme Creditor will receive:

(i)	94,578 Scheme Shares or US$150,000 of its Senior Non-Cash Entitlement in Scheme Shares; and

(ii)	2018 Convertible Bonds with a principal amount of US$850,000;

in full and final satisfaction of its Claims

Scenario 2

(g)	Scenario 2 deals with the scenario where a Senior Note Scheme Creditor with a Senior Note Scheme Claim of US$1,000,000 has elected or is deemed to have elected an Agreed Share Ratio of 8.736%. In this scenario 2, the Senior Note Scheme Creditor will receive:

(i)	55,082 Scheme Shares or US$87,360 of its Senior Non-Cash Entitlement in Scheme Shares; and

(ii)	2018 Convertible Bonds with a principal amount of US$912,600;

(iii)	in full and final satisfaction of its Claims.

Scenario 3

(h)	Scenario 3 deals with a scenario where a Senior Note Scheme Creditor with a Senior Note Scheme Claim of US$1,000,000 has elected the Cash Option in its Capitalisation Request Form to receive the Senior Note Cash Out Amount of US$0.10 per US$1.00 of that Senior Note Scheme Creditor’s Senior Note Cash Claims. This scenario assumes that the Senior Note Cash Out Amount is available and not oversubscribed such that there is no Senior Cash Deficit. In this scenario, the Senior Note Scheme Creditor would receive US$100,000 in full and final satisfaction of its Claims. Please note that at the date of this Explanatory Statement, there is not sufficient cash available to provide a Cash Option to Senior Note Scheme Creditors as envisaged by Scenario 3.

Scenario 4

(i)	Scenario 4 deals with a scenario where a Senior Note Scheme Creditor with a Senior Note Scheme Claim of US$1,000,000 has elected the Cash Option in its Capitalisation Request Form to receive the Senior Note Cash Out Amount. In this scenario, the Senior Note Cash Out Amount is available but oversubscribed such that there is a Senior Cash Deficit, with the Senior Note Scheme Creditor only entitled to receive US$50,000 of its Senior Note Cash Claim. This scenario assumes that the Senior Note Scheme Creditor has made specified a Fall Back Agreed Share Ratio in its Capitalisation Request Form of 15%. In this scenario 4, the Senior Note Scheme Creditor would receive:

(i)	US$50,000, representing the Senior Note Cash Out Amount for that Senior Note Scheme Creditor;

(ii)	47,289 Scheme Shares or US75,000 of its Senior Non-Cash Entitlement in Scheme Shares; and

(iii)	2018 Convertible Bonds with a principal amount of US$425,000;

in full and final satisfaction of its Claims.

Please note that at the date of this Explanatory Statement, there is not sufficient cash available to provide a Cash Option to Senior Note Scheme Creditors as envisaged by Scenario 4.

13.2	The commercial terms of the Restructuring Proposal for Ordinary Scheme Creditors

(a)	Under the Schemes and the Restructuring Proposals, each Ordinary Scheme Creditor’s Claims are to be released and compromised in return for an entitlement to the Ordinary Cash Out Amount and/or the Ordinary Non-Cash Scheme Consideration. Although an Ordinary Scheme Creditor may elect the Cash Option or Non-Cash Option, the amount of cash available to be distributed is limited, as is the total amount of Ordinary Non-Cash Scheme Consideration. The Schemes therefore contain adjustment mechanisms to reduce the amount of an Admitted Ordinary Scheme Creditors entitlement to receive the Ordinary Cash Out Amount in the event of an Ordinary Cash Deficit[8] (the result being its Adjusted Ordinary Cash Claim) and to reduce its entitlement to Ordinary Non-Cash Scheme Consideration in the event of an Ordinary Non-Cash Deficit[9] (the result being its Adjusted Ordinary Non-Cash Claim).

(b)	Where there is an Ordinary Cash Deficit but no Ordinary Non-Cash Deficit, an Admitted Ordinary Scheme Creditor who elected the Cash Option will be entitled to an amount of Ordinary Non-Cash Consideration to top-up its entitlement (being its Deemed Ordinary Non-Cash Claim). However, the amount of Available Top-up Non-Cash Consideration may itself be restricted by the limited total amount of Ordinary Non-Cash Scheme Consideration. In such circumstances the Deemed Ordinary Non-Cash Claim will also be adjusted downwards (the result being its Adjusted Deemed Ordinary Non-Cash Claim).

(c)	Similarly, where there is an Ordinary Non-Cash Deficit but no Ordinary Cash Deficit, an Admitted Ordinary Scheme Creditor who elected the Non-Cash Option will be entitled to an amount of Cash-Out Amount to top-up its entitlement (being its Deemed Ordinary Cash Claim). However, the amount of Available Top-up Cash Consideration may itself be restricted by the limited total amount of Ordinary Non-Cash Scheme Consideration. In such circumstances, that creditor’s Deemed Ordinary Cash Claim will also be adjusted downwards (the result being its Adjusted Deemed Ordinary Cash Claim).

(d)	If there is both an Ordinary Cash Deficit and an Ordinary Non-Cash Deficit, an Admitted Ordinary Scheme Creditor will not be entitled to have its entitlement topped up with any Adjusted Deemed Ordinary Cash Claim or Adjusted Deemed Ordinary Non-Cash Claim.

[8]	An Ordinary Cash Deficit will occur if the Available Top-up Cash Consideration is zero, i.e. where the aggregate amount of Ordinary Cash Claims equal or exceed the Maximum Ordinary Cash Claims. This would occur, for example, if there is not sufficient cash available to pay a Cash Out Amount of 5 cents in the Dollar on all Ordinary Cash Claims.
[9]	An Ordinary Non-Cash Deficit will occur if the Available Top-up Non-Cash Consideration is zero, i.e. where the aggregate amount of Ordinary Non-Cash Claims equal or exceed $18,800,000.

(e)	An Admitted Ordinary Scheme Creditor will therefore be entitled to receive:

(i)	the Ordinary Cash Out Amount, which is an amount in Dollars equal to the product of that creditor’s Ordinary Cash Amount[10] and 0.05;

(ii)	an allotment of Scheme Shares at the rate of one Scheme Share per US$1.586 of that Admitted Ordinary Scheme Creditor’s Scheme Share Entitlement Amount; and

(iii)	2018 Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Admitted Ordinary Scheme Creditor’s Convertible Bond Entitlement Amount[11].

(f)	The Agreed Share Ratio for an Ordinary Scheme Creditor is fixed at 15%. An Admitted Ordinary Scheme Creditor will therefore have a Scheme Share Entitlement Amount equal to 15% of its Ordinary Non-Cash Entitlement, and a Convertible Bond Entitlement Amount equal to 85% of its Ordinary Non-Cash Entitlement.

(g)	An Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Entitlement is the sum of its Adjusted Ordinary Non-Cash Claim and, if there is an Ordinary Cash Deficit but no Ordinary Non-Cash Deficit, its Adjusted Deemed Ordinary Non-Cash Claim.

(h)	Under the Schemes, LDK Solar will be obliged to provide a Cash Option to Ordinary Scheme Creditors. However, the amount to which an Admitted Ordinary Scheme Creditor is entitled will be subject to the adjustments outlined above.

(i)	Admitted Ordinary Scheme Creditors can refer to the Scheme Consideration for Ordinary Claims flowchart attached at Appendix 36 (Scheme consideration for Ordinary Claims) as a diagram representation of the election and deemed election process.

[10]	The Ordinary Cash Amount is the sum of its Adjusted Ordinary Cash Claim and, if there is an Ordinary Non-Cash Deficit but no Ordinary Cash Deficit its Adjusted Deemed Ordinary Cash Claim;
[11]	Subject to being rounded downwards to the nearest US$100, or to zero if less than US$100.

Illustrative examples of the treatment of Admitted Ordinary Claims

Set out in the table below are four hypothetical scenarios concerning the treatment of an Admitted Ordinary Claim worth US$1,000,000.

ILLUSTRATIVE TREATMENT OF ADMITTED ORDINARY CLAIMS

	Scenario 5	Scenario 6	Scenario 7
Illustrative Holding (US$)	$1,000,000	$1,000,000	$1,000,000
Cash Option
Claim Elected for Cash-Out	$1,000,000	NA	$200,000
Treatment (% Cash Received per US$1.00 of Claim)	5.0%	NA	5.0%

Cash Payment to be Distributed	$50,000	NA	$10,000

Remaining Claim	$0.0	$1,000,000	$800,000

Non-Cash Option
Scheme Shares
Remaining Claim after Cash-Out	$0.0	$1,000,000	$800,000
% of Remaining Claim Elected for Equity Distribution	NA	15.000%	15.0%

Claims Elected for Equity Distribution	$0.0	$150,000	$120,000
Share Price	1.586	1.586	1.586

Shares to be Distributed	0.0	94,578	75,662
2018 Convertible Bonds
Remaining Claim after Cash-Out	$0.0	$1,000,000	$800,000
% of Remaining Claim Elected for New Convertible Bonds	NA	85.0%	85.0%

Claims Elected for 2018 Convertible Bonds	$0.0	$850,000	$680,000

Principal Amount of 2018 Convertible Bonds to be issued	0.0	850,000	680,000

Scenario 5

(j)	In Scenario five an Ordinary Scheme Creditor with an Admitted Ordinary Claim of US$1,000,000 has elected the Cash Option in the Capitalisation Request Form to receive the Ordinary Cash Out Amount of US$0.05 per US$1.00 of that Ordinary Scheme Creditor’s Ordinary Cash Claim. This scenario assumes that the Ordinary Cash Out Amount is not oversubscribed such that there is no Ordinary Cash Deficit. In this scenario, the Admitted Ordinary Scheme Creditor will receive US$50,000 in full and final satisfaction of its Claims.

Scenario 6

(k)	In Scenario six an Ordinary Scheme Creditor with an Admitted Ordinary Claim of US$1,000,000 has elected the Ordinary Non-Cash Option in the Capitalisation Request Form to receive 15% of its Admitted Ordinary Claim in Scheme Shares. Scenario 6 assumes that the amount of Non-Cash Ordinary Scheme Consideration is not oversubscribed, and that there is therefore no Ordinary Non-Cash Deficit. In this scenario 6, the Admitted Ordinary Scheme Creditor will receive:

(i)	94,578 Scheme Shares or US$150,000 of its Admitted Ordinary Claim in Scheme Shares; and

(ii)	2018 Convertible Bonds with a principal amount of US$850,000;

in full and final satisfaction of its Claims.

Scenario 7

(l)	In Scenario 7 an Admitted Ordinary Scheme Creditor with an Admitted Ordinary Claim of US$1,000,000 has elected the Cash Option in its Capitalisation Request Form in order to receive the Ordinary Cash Out Amount. In this scenario, the Ordinary Cash Out Amount is oversubscribed such that there is an Ordinary Cash Deficit. The adjustment mechanism described above applies so as to reduce the Ordinary Cash Amount to US$200,000 which is multiplied by 0.05 to arrive at the Ordinary Cash Out Amount. The scenario also assumes that there is no Ordinary Non-Cash Deficit, so that the Admitted Ordinary Scheme Creditor also receives Ordinary Non-Cash Scheme Consideration based on its Adjusted Deemed Ordinary Non-Cash Claim. In this scenario 7, the Admitted Ordinary Scheme Creditor will therefore receive:

(i)	US$10,000, being the Ordinary Cash Out Amount for that Admitted Ordinary Scheme Creditor;

(ii)	75,662 Scheme Shares or US$120,000 of its Admitted Ordinary Claim in Scheme Shares; and

(iii)	2018 Convertible Bonds with a principal amount of US$680,000;

in full and final satisfaction of its Claims.

13.3	The commercial terms of the Restructuring Proposal for Preferred Obligation Scheme Creditors

(a)	Under the terms of the Schemes and the Restructuring Proposals, each Preferred Obligation Scheme Creditor:

(i)	To the extent that Preferred Obligation Scheme Creditor has elected or is deemed to have elected to receive the Preferred Obligation Cash Out Amount, each Preferred Obligation Scheme Creditor shall be entitled to receive:

(A)	If there is no Preferred Cash Deficit[12], an amount equal to US$0.10 per US$1.00 of that Preferred Obligation Scheme Creditor’s Adjusted Preferred Cash Claims. The Adjusted Preferred Cash Claim is the amount in Dollars equal to the variable u in the formula:

u = v / w * k

[12]	A Preferred Cash Deficit shall occur if the Maximum Preferred Cash Claims is less than the aggregate amount of Preferred Cash Claims.

where:

v is equal to the Maximum Preferred Cash Claims;

w is equal to the aggregate amount of Preferred Cash Claims; and

k is equal to that Preferred Obligation Scheme Creditor’s Preferred Cash Claim;

provided that u shall not be greater than k.; or

(B)	If there is a Preferred Cash Deficit, an amount equal that Preferred Obligation Scheme Creditor’s Adjusted Preferred Cash Claim as set out above plus its Preferred Non-Cash Entitlement, being a US Dollar amount equal to the amount of a Preferred Obligation Scheme Creditor’s Deemed Preferred Non-Cash Claim[13].

(ii)	To the extent that the Preferred Obligation Scheme Creditor has elected to receive the Preferred Obligation Non-Cash Scheme Consideration or is deemed to have elected to receive the Deemed Preferred Non-Cash Claim, each Preferred Obligation Scheme Creditor shall be entitled to receive:

(A)	The Scheme Shares, being ADSs at one ADS per 1.586 of Scheme Share Entitlement Amount in the Agreed Share Ratio. The Agreed Share Ratio is the percentage of the Preferred Non-Cash Entitlement elected or deemed to have been elected by the relevant Preferred Obligation Scheme Creditor in its Capitalisation Request Form to be converted into Scheme Shares being no lower than 8.736% and no higher than 15%; and

(B)	The Preferred Convertible Bonds in the Agreed Convertible Bond Ratio (100% minus the Agreed Share Ratio), at US$100 in principal amount per each US$100 of Convertible Bond Entitlement Amount. A summary of the terms of the Preferred Convertible Bonds to be offered to the Preferred Obligation Scheme Creditors is set out in paragraph 13.6 of this Part 9 (Overview of the Group) of this Explanatory Statement.

[13]	A Deemed Preferred Non-Cash Claim is the amount of its Preferred Obligation Cash Claim less its Adjusted Preferred Cash Claim;

(b)	Under the Schemes, LDK Solar will not be obliged to make available any funds to pay the Preferred Obligation Cash Out Amount, and is only likely to do so if the JPLs are confident that there is sufficient finance available to pay both a Senior Note Cash Out Amount and a Preferred Obligation Cash Out amount, in addition to the Ordinary Creditor Cash Out Amount, and that it is appropriate in the circumstances to do so. Failure to provide the Preferred Obligation Cash Out amount will not constitute any breach of the Schemes or the Restructuring Documents.

(c)	As at the date of this Explanatory Statement, no additional funding has been secured by LDK Solar to finance the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount. The JPLs will not be taking any active steps to secure further funding for Cash Out Amount, and as matters stand there is unlikely to be any cash available to fund the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount.

(d)	To the extent that LDK Solar does not provide the Preferred Obligation Cash-Out Amount, those Preferred Obligation Scheme Creditors who elected to receive it will be deemed to have elected to receive the Non-Cash Scheme Consideration as described above. In this scenario, Preferred Obligation Scheme Creditors who have not specified a Fall Back Agreed Share Ratio will be deemed to have elected the Scheme Shares at the Agreed Share Ratio of 8.736% with the remainder of the Preferred Obligation Scheme Claim to be satisfied through the issuance of the Preferred Convertible Bonds.

(e)	Preferred Obligation Scheme Creditors can refer to the Scheme Consideration for Preferred Obligation Scheme Claims flowchart attached at Appendix 42 (Unaudited Quarterly Accounts) to this Explanatory Statement as a diagram representation of the election and deemed election process.

Illustrative examples of the treatment of Preferred Obligation Scheme Claims

Set out in the table below are four hypothetical scenarios concerning the treatment of a Preferred Obligation Scheme Claim worth US$1,000,000. Please note that at the date of this Explanatory Statement, there is not sufficient cash available to provide a Cash Out Option to Preferred Obligation Scheme Creditors as envisaged by Scenarios 10 and 11.

ILLUSTRATIVE TREATMENT OF PREFERRED OBLIGATION SCHEME CLAIMS

	Scenario 8	Scenario 9	Scenario 10	Scenario 11
Illustrative Holding (US$)	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Cash Option
Claim Elected for Cash-Out	NA	NA	$1,000,000	$500,000
Treatment (% Cash Received per US$1.00 of Claim)	NA	NA	10.0%	10.0%

Cash Payment to be Distributed	NA	NA	$100,000	$50,000

Remaining Claim	$1,000,000	$1,000,000	$0.0	$500,000

Non-Cash Option
Scheme Shares
Remaining Claim after Cash-Out	$1,000,000	$1,000,000	$0.0	$500,000
% of Remaining Claim Elected for Equity Distribution	15.0%	8.736%	NA	15.0%

Claims Elected for Equity Distribution	$150,000	$87,360	$0.0	$75,000
Share Price	1.586	1.586	1.586	1.586

Shares to be Distributed	94,578	55,082	0.0	47,289
Preferred Convertible Bonds
Remaining Claim after Cash-Out	$1,000,000	$1,000,000	$0.0	$500,000
% of Remaining Claim Elected for New Convertible Bonds	85.0%	91.3%	NA	85.0%

Claims Elected for New Convertible Bonds	$850,000	$912,640	$0.0	$425,000

Principal amount of Preferred Convertible Bonds	$850,000	$912,600	$0.0	$425,000

Scenario 8

(f)	In Scenario 8 a Preferred Obligation Scheme Creditor with a Preferred Obligation Scheme Claim of US$1,000,000 has elected the Non-Cash Option in respect of its entire claim in the Capitalisation Request Form and chosen an Agreed Share Ratio of 15%. In this scenario 8, the Preferred Obligation Scheme Creditor will receive:

(i)	94,578 Scheme Shares or US$150,000 of its Preferred Non-Cash Entitlement in Scheme Shares; and

(ii)	Preferred Convertible Bonds with a principal amount of US$850,000;

in full and final satisfaction of its Claims.

Scenario 9

(g)	In Scenario 9 a Preferred Obligation Scheme Creditor with a Preferred Obligation Scheme Claim of US$1,000,000 has elected an Agreed Share Ratio of 8.736%. In scenario 9, the Preferred Scheme Creditor will receive:

(i)	55,082 Scheme Shares or US$87,360 of its Preferred Non-Cash Entitlement in Scheme Shares; and

(ii)	Preferred Convertible Bonds with a principal amount of US$912,600;

in full and final satisfaction of its Claims.

Scenario 10

(h)	In Scenario 10 a Preferred Obligation Scheme Creditor with a Preferred Obligation Scheme Claim of US$1,000,000 has elected the Cash Option in its Capitalisation Request Form to receive the Preferred Obligation Cash Out Amount of US$0.10 per US$1.00 of that Preferred Obligation Scheme Creditor’s Preferred Cash Claim. This scenario assumes that the Preferred Obligation Cash Out Amount is available and not oversubscribed such that there is no Preferred Cash Deficit. In this scenario, the Preferred Obligation Scheme Creditor will receive US$100,000 in full and final satisfaction of its Claims. Please note that at the date of this Explanatory Statement, there is not sufficient cash available to provide a Cash Option to Preferred Obligation Scheme Creditors as envisaged by Scenario 10.

Scenario 11

(i)	In Scenario 11 a Preferred Obligation Scheme Creditor with a Preferred Obligation Scheme Claim of US$1,000,000 has elected the Cash Option in its Capitalisation Request Form in order to receive the Preferred Obligation Cash Out Amount. In this scenario, the Preferred Obligation Cash Out Amount is available but oversubscribed such that there is a Preferred Cash Deficit, with the Preferred Obligation Scheme Creditor only entitled to receive US$50,000 of its Preferred Cash Claim. This scenario assumes that the Preferred Obligation Scheme Creditor has specified a Fall Back Agreed Share Ratio in its Capitalisation Request Form of 15%. In this scenario 11, the Preferred Obligation Scheme Creditor would receive:

(i)	US$50,000, representing the Available Preferred Cash Amount for that Preferred Obligation Scheme Creditor;

(ii)	47,289 Scheme Shares or US$75,000 of its Preferred Non-Cash Entitlement in Scheme Shares; and

(iii)	Preferred Convertible Bonds with a principal amount of US$425,000;

in full and final satisfaction of its Claims.

(iv)	Please note that at the date of this Explanatory Statement, there is not sufficient cash available to provide a Cash Option to Preferred Obligation Scheme Creditors as envisaged by Scenario 11.

FURTHER INFORMATION FOR SCHEME CREDITORS ON THE ELECTIONS TO BE MADE IN THE CAPITALISATION REQUEST FORM ON THE CASH-OUT AMOUNT AND NON-CASH SCHEME CONSIDERATION ARE SET OUT IN PART 7 (SCHEME CONSIDERATION ELECTIONS) OF THIS EXPLANATORY STATEMENT.

13.4	The releases to be granted under the Restructuring Proposal

(a)	As set out more fully in paragraph 7.16(ll) of Part 2 (Introduction to the Schemes) of this Explanatory Statement, in consideration of receiving their entitlement to the Scheme Consideration, each of the Scheme Creditors, along shall (amongst other things) release, forgive and forever discharge each of:

(i)	the Senior Note Guarantors, their Personnel and Affiliates;

(ii)	the Preferred Obligors, their Personnel and Affiliates;

(iii)	the Scheme Companies, their Personnel and Affiliates;

(iv)	the Released Advisers, their Personnel and Affiliates;

(v)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates,

from any and all Claims and/or Liabilities arising prior to the Effective Date, except for certain carve-outs as described at paragraph 7.16(ll).

(b)	In addition, as described more fully in paragraph 7.16(ll) of Part 2 (Introduction to the Schemes) of this Explanatory Statement, each of the Scheme Companies, the Senior Note Guarantors and the Preferred Obligors shall (amongst other things) release, forgive and discharge unconditionally each of:

(i)	the Senior Note Scheme Creditors, their Personnel and Affiliates;

(ii)	the Preferred Obligation Scheme Creditors, their Personnel and Affiliates;

(iii)	the Senior Note Guarantors and their Personnel;

(iv)	the Preferred Obligors and their Personnel;

(v)	the Scheme Companies and their Personnel;

(vi)	the Released Advisers, their Personnel and Affiliates; and

(vii)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates;

from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date, subject to the carve-outs as described at paragraph 7.16(ll).

13.5	The Scheme Shares

(a)	The Schemes allow Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors to elect to receive between 8.736% and 15% of their Qualifying Scheme Claim in shares in LDK Solar valued at US$1.586 per share. This percentage is the Agreed Share Ratio. Admitted Ordinary Scheme Creditors that elect or are deemed to have elected to receive shares in LDK Solar cannot choose an Agreed Share Ratio, and will be deemed to have an Agreed Share Ratio of 15%. Qualifying Scheme Creditors will be entitled to elect to receive the Non-Cash Scheme Consideration by completing and returning the Capitalisation Request Form.

(b)	The remaining portion of a Scheme Creditor’s Scheme Consideration will:

(i)	in the case of the Senior Note Scheme Creditors and Admitted Ordinary Scheme Creditors, be satisfied through the issuance of the 2018 Convertible Bonds, being the new series of 5.535% convertible senior notes due 2018 to be issued by LDK Solar, the terms of which are summarised at paragraph 13.6 below; and

(ii)	in the case of the Preferred Obligation Scheme Creditors, be satisfied through the issuance of the Preferred Convertible Bonds, being the new series of 5.535% preferred notes due 2016 to be issued by LDK Solar, the terms of which are summarised at paragraph 13.6 below.

13.6	The Convertible Bond Indentures

(a)	Where references are made to defined terms in this paragraph 13.6 that are not otherwise defined in this Explanatory Statement, these terms are defined in the 2018 Convertible Bond Indenture and the Preferred Convertible Bond Indenture.

(b)	The 2018 Convertible Bond Indenture and the Preferred Convertible Bond Indenture contain similar provisions, with the 2018 Convertible Bond Indenture to constitute the 2018 Convertible Bonds to be issued to Senior Note Scheme Creditors and Admitted Ordinary Scheme Creditors, and the Preferred Convertible Bond Indenture to constitute the Preferred Convertible Bonds, each to be issued by LDK Solar. Each Scheme Creditor should refer to the relevant Convertible Bond Indentures for the terms and conditions as they relate to the 2018 Convertible Bonds and the Preferred Convertible Bonds.

(c)	The 2018 Convertible Bonds will initially be represented by convertible bonds in global form to be issued on the Effective Date in fully registered form without interest coupons attached, and in minimum denominations of US$1,000 principal amount and integral multiples of US$100 in excess thereof. Such convertible bonds will be deposited with a Clearing System or its nominee and registered in the name of the Clearing System for the accounts of its participants. So long as any Clearing System or its nominee is the registered owner of the 2018 Convertible Bonds in global form, it shall be considered the registered holder of such convertible bonds.

(d)	The Preferred Convertible Bonds will initially be represented by convertible bonds in global form to be issued on the Effective Date in fully registered form without interest coupons attached, and in minimum denominations of US$1,000 principal amount and integral multiples of US$100 in excess thereof. Such convertible bonds will be deposited with a Clearing System or its nominee and registered in the name of the Clearing System for the accounts of its participants. So long as any Clearing System or its nominee is the registered owner of the Preferred Convertible Bonds in global form, it shall be considered the registered holder of such convertible bonds.

(e)	The 2018 Convertible Bonds will mature on 31 December 2018, subject to an earlier termination if (i) holders of the Preferred Convertible Bonds will not have been repaid in full at their Stated Maturity on June 3, 2016 and such holders have not elected to either extend such Stated Maturity beyond June 3, 2016 or receive Scheme Shares or ADSs in lieu thereof, or a combination of both. The Preferred Convertible Bonds will mature on 3 June 2016; provided that, at the option of the “Super Majority Holders” in writing to LDK Solar on or prior to such date, (i) such Stated Maturity is extended and/or (ii) any cash payments on such Stated Maturity is paid by LDK Solar with ADSs.

(f)	In order to convert any 2018 Convertible Bonds or the Preferred Convertible Bonds (including any PIK amount already accredited as payment of any interest installment on any of them and payment of any interest instalment directly in ADSs), to the extent that no Restricted Securities are involved so that ADSs may be issued hereunder:

(i)	the Scheme Creditor must complete and manually sign an irreversible “Conversion Notice” in writing and deliver it to the 2018 Convertible Bond Trustee or the Preferred Convertible Bond Trustee (as applicable), and the Equity Settlement Agent of (A) a “Conversion Notice” in the case of the conversion of any Securities into ADSs or (B) an irrevocable notice in writing relating to the election by the relevant Holder to receive the interest instalment payment in ADSs, with a copy to LDK Solar and the ADS Depositary, LDK Solar shall issue or cause to be issued an unlegended certificate evidencing the relevant Ordinary Shares to the relevant Holder, each within five Business Days of the relevant Conversion Date or interest payment date, as the case may be;

(ii)	LDK Solar shall cause the Company Secretary, through the Equity Settlement Agent, to provide a copy of the Register of Members updated to evidence such issuance and registration in the name of the Holder as contemplated above;

(iii)	upon receipt by the Equity Settlement Agent of an irrevocable instruction in writing to the following effect from the holder addressed to LDK Solar, the Company Secretary and the Equity Settlement Agent, LDK Solar shall (A) cancel or cause to be cancelled the unlegended certificate described in paragraph (i) above, (B) re-issue in its stead an unlegended certificate evidencing the same amount of Ordinary Shares to the name of the ADS Depositary, and (C) deposit such unlegended certificate with the ADS Custodian (as contemplated in the Deposit Agreement) (the ADS Custodian) for the Depositary to issue the relevant ADSs pursuant to the Deposit Agreement;

(iv)	LDK Solar shall cause the Company Secretary, through the Equity Settlement Agent, to provide to the ADS Custodian a copy of the Register of Members updated to evidence such re-issuance and registration in the name of the ADS Depositary;

(v)	LDK Solar shall provide, through the Equity Settlement Agent, to the ADS Custodian with an officer’s certificate for the ADS Depositary in the typical form required pursuant to the Deposit Agreement; and

(vi)	upon receipt (A) by the ADS Custodian, through the Equity Settlement Agent, from the holder of a letter of transmittal, in the form as required by the Deposit Agreement and available on the ADS Custodian’s website, addressed to the ADS Depositary relating to the issuance of the relevant ADSs and (B) by the ADS Depositary of the payment of the relevant ADS issuance fees, LDK Solar shall cause the ADS Depositary to issue the relevant ADSs in book-entry form to the account of the holder as indicated in its letter of transmittal referred to above.

(g)	Each Scheme Creditor making a request to LDK Solar in connection with a conversion of the Securities hereunder shall (A) have surrendered the relevant Securities for such conversion, (B) have certified in writing, among other things as may be required by the ADS Depositary, its status as an affiliate or non-affiliate, as the case may be, of LDK Solar within the meaning of Rule 144 and (C) have provided any other information or documentation required by the ADS Depositary or the ADS Custodian in connection with each deposit of the Ordinary Shares and issuance and delivery of the ADSs.

(h)	Each holder making a request to LDK Solar in connection with an interest instalment payment in ADSs shall (A) have certified in writing, among other things as may be required by the ADS Depositary, its status as an affiliate or non-affiliate, as the case may be, of LDK Solar within the meaning of Rule 144 and (B) have provided any other information or documentation required by the ADS Depositary or the ADS Custodian in connection with each deposit of the Ordinary Shares and issuance and delivery of the ADSs.

(i)	The conversion rate for the 2018 Convertible Bonds and Preferred Convertible Bonds will be as follows:

(i)	50 Shares, whether represented by ADSs, if such conversion occurs on or before the earlier of 31 March 2015 or one year from the Effective Date;

(ii)	the number of Shares, whether represented by ADSs, into which US$1,000 of the principal amount of 2018 Convertible Bonds may be convertible at the VWAP of ADSs for the 20-trading-day period immediately prior to (but excluding) the date of the relevant conversion notice, if such conversion occurs during the first one-year period from April 1, 2015 to March 31, 2016 (both dates inclusive), with the conversion limited to (A) US$62.5 million of the 2018 Convertible Bonds during such one-year period and (B) US$20 million of the 2018 Convertible Bonds during any rolling quarter in such one-year period,

(iii)	the number of Shares, whether represented by ADSs, into which US$1,000 of the principal amount of Preferred Convertible Bonds may be convertible at the VWAP of ADSs for the 20-trading-day period immediately prior to (but excluding) the date of the relevant conversion notice, if such conversion occurs during the first one-year period from April 1, 2015 to March 31, 2016 (both dates inclusive), with the conversion limited to (A) US$62.5 million of the Preferred Convertible Bonds during such one-year period and (B) US$20 million of the Preferred Convertible Bonds during any rolling quarter in such one-year period, and

(iv)	the number of Shares, whether represented by ADSs, into which US$1,000 of the principal amount of the 2018 Convertible Bonds and the Preferred Convertible Bonds may be convertible at the VWAP of ADSs for the 20-trading-day period immediately prior to (but excluding) the date of the relevant conversion notice, if such conversion occurs at any time (A) on or after April 1, 2018, in case of the 2018 Convertible Bonds, and (B) on or after April 1, 2016, in case of the Preferred Convertible Bonds, each without any limitation on the amount of the conversion.

(j)	If an event of default specified in any Convertible Bond Indenture occurs, the principal of, and any premium and accrued and unpaid interest on, all the relevant convertible bonds will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder thereof so long as such case or proceeding has not been withdrawn or dismissed within 45 days. The requisite majority holders under each Convertible Bond Indenture may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any court order or decree and (B) all existing events of default, except the nonpayment of principal, premium or interest that has become due solely because of the acceleration, have been cured or waived.

(k)	Subject to restrictions and limitations as specified in each Convertible Bond Indenture, the relevant majority holders thereunder may waive any past default or event of default and its consequences, other than certain specified default or event of default, including the failure to pay the principal of, or premium, if any, or interest on, any of the convertible bonds. When a default or an event of default is waived, it is cured and ceases to exist for all purposes under the Convertible Bond Indenture and the relevant convertible bonds.

(l)	A Scheme Creditor and holder of the 2018 Convertible Bonds and Preferred Convertible Bonds may not institute any proceeding under the relevant Convertible Bond Indenture or the convertible bonds unless holders of at least 25% in aggregate principal amount of such convertible bonds then outstanding make a written request to the trustee to pursue such remedy and the requisite majority holders under the Convertible Bond Indenture have not given the trustee a direction inconsistent with the request during a 60-day period.

(m)	Each Convertible Bond Indenture preserves, and does not impair, the right of any holder of the 2018 Convertible Bonds and the Preferred Convertible Bonds to receive payment of all amounts due with respect to such convertible bonds when due, to exercise its conversion right with respect to its convertible bonds, or to bring suit for the enforcement of any such payment or conversion right on or after such due dates.

(n)	The Preferred Convertible Bonds will have the benefit of (i) the Preferred Convertible Pledge Agreement; (ii) the LDK Silicon Pledge; and (ii) the Subsidiary Guarantee.

13.7	The Exit Funding Arrangements

(a)	The JPL’s, for and on behalf of LDK Solar, have entered into a series of funding agreements for the purposes of financing the costs and expenses incurred by LDK Solar in implementing the Restructuring Proposal, the Cash Out Amounts and forecast working capital requirements of LDK Solar post restructuring. These Exit Funding Arrangements comprise:

(i)	The HRX Commitment, totalling US$24,000,000, as more fully described in paragraph 13.7(b) below. A copy of the HRX Commitment is also set out in Appendix 23 (HRX Commitment) to this Explanatory Statement; and

(ii)	The SPI Commitments, totalling US$4,999,900, as more fully described in paragraph 13.7(e) below. A copy of the commitment agreement documenting the SPI Commitments is also set out in Appendix 24 (SPI Commitment) to this Explanatory Statement.

The HRX Commitment

(b)	HRX has agreed, pursuant to the terms of the HRX Commitment, to provide an aggregate sum of US$24,000,000, consisting of:

(i)	The exit facility, being US$10,000,000, which may be drawn down at any time after 12 August 2014 (the “HRX Exit Facility”) to pay the amounts payable under the Restructuring Proposal, including the expenses of the provisional liquidation and the implementation of the Schemes and financing the Cash Option as more fully described in this Part 8 (Transaction Overview) of this Explanatory Statement; and

(ii)	A US$14,000,000 facility (the “Working Capital Facility”), which may be drawn down at any time up between the Effective Date and 30 September 2018.

(c)	The use of the funds under the HRX Exit Facility is subject to the following conditions precedent:

(i)	No material adverse change to the general affairs, management, financial position, shareholders’ equity or operations of LDK Solar and its subsidiaries;

(ii)	LDK Solar issuing the Second HRX Note, being a promissory note issued from time to time for the principal amount of the sums advanced, or to be advanced, under the HRX Exit Facility and the Working Capital Facility;

(iii)	LDK Solar issuing the Second HRX Warrant, being a warrant concerning 6,600,000 Shares, exercisable at the price of US$0.10 per Share;

(iv)	The Cayman Court sanctioning the entry into the HRX Commitment, the Second HRX Note from time to time for advances under the Exit Facility and the Second HRX Warrant;

(v)	The occurrence of the Effective Date under the Schemes; and

(vi)	All other conditions in the Second HRX Note and the Second HRX Warrant being satisfied.

(d)	The Cayman Court sanctioned the terms of the HRX Commitment and the Second HRX Note on 11 August 2014. The JPL’s have drawn down the sum of US$10,000,000 under the HRX Exit Facility, with such sums held in escrow pending the Schemes becoming effective.

The SPI Commitments

(e)	SPI has agreed, pursuant to settlement arrangements with certain affiliates of LDK Solar to which it owes trade payables, to provide an aggregate sum of US$4,999,900, to be remitted to LDK Solar on the terms of the SPI Commitments for the purposes of implementing the Restructuring Proposal. The SPI Commitments are to comprise two cash payments, of US$2,281,263 to LDK Solar; and (ii) US$2,718,637 to LDK International, as follows:

(i)	In settlement of intercompany payables owing from SPI to LDK Solar, SPI shall wire-transfer a sum in the amount of US$2,281,263 to the account of LDK Solar, on or promptly after 12 August 2014. Such a sum shall be used by LDK Solar to (A) pay the balance of the trade payables due from SPI to LDK Solar, and (B) fulfil a pre-condition for the JPLs to submit the Cayman Scheme for sanctioning by the Cayman Court; and

(ii)	Pursuant to the terms of the SPI Commitment, SPI committed to pay the sum of US$2,718,637 to LDK International, on or promptly after 12 August 2014, as part payment for certain intercompany payables due from SPI to LDK International. LDK International has, in turn, agreed pursuant to the SPI Commitment to lend the sum of US$2,718,637 to LDK Solar pursuant to the terms of a loan agreement between LDK Solar and LDK International entered into on or around 7 August 2014 (the “LDK International Loan Agreement”). The LDK International Loan Agreement provides for an interest free loan which can be drawn down at any time provided the Grand Court has sanctioned LDK Solar entering into this agreement. On 11 August 2014, the Grand Court granted this order. A copy of the LDK International Loan Agreement is at Appendix 25 (ldk International Loan Agreement) to this Explanatory Statement.

(f)	The sum of US$4,999,900 payable under the SPI Commitments has been transferred to the account of the JPLs. The amounts payable pursuant to the LDK International Loan Agreement will be held pending the Schemes becoming effective.

PART 9

14.	OVERVIEW OF THE GROUP

14.1	LDK Solar

(a)	LDK Solar was incorporated in the Cayman Islands on 1 May 2006 as an exempted company limited by shares pursuant to the Companies Law, under registered number 166736.

(b)	LDK Solar’s registered office is c/o Zolfo Cooper (Cayman) Limited, 38 Market Street, Suite 4208 Canella Court, Camana Bay Grand Cayman KY1-9006, Cayman Islands.

(c)	Pursuant to the Articles of Association, LDK Solar’s authorised share capital is US$50,000,000 divided into 499,580,000 Scheme Shares with a par value of US$0.10 each and 420,000 shares of such class or designation as the LDK Board may determine in accordance with the Articles of Association.

(d)	The amount of paid up share capital is US$20.1 million. ADSs, each representing one issued Share, were listed on the NYSE up until 21 February 2014 when the NYSE suspended the trading of the ADSs. The NYSE subsequently commenced its delisting procedures in respect of the ADSs on 31 March 2014. The main shareholders of LDK Solar as of the date of this Explanatory Statement comprise:

Shareholder	Shares owned (including ADSs)	Shareholding %
LDK New Energy	48,053,953	24.7
Fulai Investments	42,000,000	21.6
HRX	25,307,497	13.0
Public float	79,431,995	41.8

Total	194,793,445	100.0

Source: LDK Solar

(e)	The objects for which LDK Solar was established are unrestricted and it is authorised to engage in any activity in accordance with the laws of the Cayman Islands and to exercise the functions of a natural person of full capacity irrespective of any question of corporate benefit.

(f)	LDK Solar is the ultimate parent of the Group, which includes a large number of intermediate holding and operating companies in the PRC, Hong Kong, Europe, North America and Japan.

(g)	LDK Solar is currently contemplating to effect a reverse split of its ADSs by changing the current ratio of one ADS representing one Share to a ratio of one ADS representing five Shares, to be effective (i) conditional upon a successful appeal by LDK Solar of the NYSE delisting decision, and (ii) reasonably before the resumption of the NYSE listing.

14.2	Principal activities of the Group

(a)	The business of the Group is to manufacture and sell a variety of PV Products. Specifically, the Group produces polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. Further details on the Group’s operations are set out in paragraphs 14.2(c) to 14.2(v) below.

(b)	The Group employed a workforce of 24,449 employees, 8,979 employees and 9,558 employees as of 31 December 2011, 2012 and 2013, respectively. The Group employed a workforce of 8,745 employees as of 30 June 2014. LDK Solar itself has no employees although makes payroll contributions where employees or other Group entities provide services to it.

Polysilicon

(c)	Polysilicon is a raw material used to manufacture solar wafers. The Group currently produces polysilicon for the PV industry that meets the needs of both monocrystalline and multicrystalline silicon-based PV applications. Polysilicon is produced in rods, broken into chunks, which the Group uses as feedstock in its solar wafer manufacturing or sells to other PV product manufacturers, who further process it into ingots, wafers, cells, and modules for PV applications.

(d)	The Group commenced production and sale of polysilicon in the third quarter of 2009 and currently operates two polysilicon plants (Mahong Plant and Xiacun Plant) with an aggregate installed annualized polysilicon production capacity of approximately 17,000 metric tons. For the years ended 31 December 2011 and 2012, the Group produced approximately 10,455 metric tons and 2,520 metric tons of polysilicon, respectively. Since the third quarter of 2012, however, the Group suspended its polysilicon production to allow for the installation of hydrochlorination systems to two of its three production lines at the Mahong Plant as a “de-bottlenecking initiative” while its PV Products were facing decreased market demand and depressed market prices.

(e)	Trichlorosilane, or TCS, is one of the most costly chemicals used in the production of polysilicon, and a significant amount of TCS may, in a fully “closed-loop” system, be produced by converting silicon tetrachloride, or STC, a by-product in the polysilicon production process, and feeding it back into the system. It is therefore important that the Group be able to convert the STC generated in its production process back into TCS to re-enter production, in order to increase its output and to reduce its production costs and environmental compliance costs. The Group’s polysilicon production facilities have used STC hot carbon rod reactors, or STC thermal converters, through a rather out-dated hydrogenation process to thermally convert STC into TCS. Over the years, due to the inefficiency of the STC thermal conversion process, the Group had to rely on third parties to off take excess STC from its production process and purchase TCS from external suppliers to feed into the production process. The de-bottlenecking initiatives of the Group consist of the construction of hydrochlorination facilities to run in parallel with its existing STC thermal converters, with the goal of fully implementing the initial design of the Mahong Plant as a fully closed loop system allowing more STC to be converted into TCS.

(f)	The Group restarted one of the three production lines at its Mahong Plant in July 2014 with the existing STC thermal conversion system, but anticipates to test-run the hydrochlorination facilities in August or September 2014. The management of the Group expects the hydrochlorination facilities to eventually become the primary converter for STC into TCS and to have the STC thermal converters operate as a supplemental system to support the hydrochlorination conversion. Once the first polysilicon production line at Mahon Plant has ramped up in the test run with the newly added hydrochlorination facilities, the Group is expecting to restart the second polysilicon production line at Mahong Plant in the fourth quarter of 2014 with the hydrochlorination facilities attached to the production line in addition to the STC thermal converters. Currently there is no timetable to restart the third production line at Mahon Plant, and management is not expecting to have separate hydrochlorination facilities installed onto the third production line when it is restarted. The operations of the Xiacun Plant remain suspended, and resumption of operations will depend on, amongst other things, market demand for solar-grade polysilicon.

(g)	Set out in the table below is an illustrative summary of the level of the income generation arising from the manufacturing and production of polysilicon for 2011 and the first two quarters of 2012.

	2012
	Q2	Q1
Sales (US$ millions)	14.5	13.3
ASP (US$ per kg)	23.92	28.85
Shipments (MT)	608	462

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	24.3	35.7	76.1	8.6
ASP (US$ per kg)	37.24	52.15	67.33	90.55
Shipments (MT)	653	685	1,130	95

Source: LDK Solar

(h)	The Group’s two polysilicon plants occupy a site of approximately 3.1 million square meters in Xinyu Hi-Tech Industrial Park in the high-tech development zone of Xinyu City.

Solar Wafers

(i)	The Group manufactures solar wafers in its wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, PRC for sale globally to manufacturers of solar cells and solar modules. It has an aggregate annualised solar wafer production capacity of approximately 4.8 gigawatts. For the years ended 31 December 2011, 2012 and 2013 and the six months ended 30 June 2014, the Group produced approximately 2.2 gigawatts, 1.0 gigawatts, 1.4 gigawatts and 1.1 gigawatts of multicrystalline and monocrystalline solar wafers, respectively.

(j)	Production of wafers can be divided into two main steps:

(i)	Production of Polysilicon Ingot: The Group prepares its polysilicon feedstock with de-ionised water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into a directional solidification system (“DSS”) furnace for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, in a process known as squaring. The Group’s polysilicon ingots are currently approximately 525 kilograms and 7,750 kilograms in weight and 840 by 840 millimetres or 1,000 by 1,000 millimetres in width and 320 millimetres in height. The casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

(ii)	Wafering: After inspection, the polysilicon blocks are cropped and prepared for slicing, sliced into wafers by wire saws and then washed and dried at a wafer cleaning station before a final inspection, packaging and delivery.

(k)	Illustrated below is a diagram of the Group’s multicrystalline and monocrystalline ingot production and wafering process:

Source: LDK Solar

(l)	Set out in the table below is an illustrative summary of the level of the income generation arising from the manufacturing and production of solar wafers for 2011 to second fiscal quarter of 2014.

	2014
	Q2	Q1
Sales (US$ millions)	114.8	126.2
ASP (US$ per watt)	0.22	0.23
Shipments (MW)	513	541

	2013
	Q4	Q3	Q2	Q1
Sales (US$ millions)	117.6	81.1	66.7	54.4
ASP (US$ per watt)	0.21	0.21	0.22	0.23
Shipments (MW)	555	385	304	240

	2012
	Q4	Q3	Q2	Q1
Sales (US$ millions)	45.6	68.2	79.9	58.8
ASP (US$ per watt)	0.25	0.30	0.25	0.36
Shipments (MW)	185	230	317	164

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	77.6	145.7	282.3	530.1
ASP (US$ per watt)	0.39	0.50	0.66	0.84
Shipments (MW)	197	292	429	631

Source: LDK Solar

(m)	The Group’s wafer manufacturing facilities occupy a site area of approximately 3.6 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu City. The multicrystalline and monocrystalline wafer manufacturing operations of the Group are housed in four plants in the Xinyu Hi-Tech Industrial Park.

Solar Cells

(n)	The Group commenced solar cell production in the third quarter of 2010 at production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, PRC. Including additional production facilities in Hefei City of Anhui Province, PRC, the Group had an aggregate annualised solar cell production capacity of approximately 1.7 gigawatts. The production facilities in Hefei City of Anhui Province, PRC, were sold in March 2013 as a part of the Group’s restructuring strategy. Further details of this sale are set out below. The Group’s current annualised solar cell production capacity is approximately 0.3 gigawatts. For the years ended 31 December 2011, 2012 and 2013 and the six months ended 30 June 2014, the Group produced approximately 590.0 megawatts, 162.1 megawatts, 80.6 megawatts and 67.9 megawatts of solar cells, respectively.

(o)	On 12 April 2013, a Group Company, Anhui LDK New Energy Co., Ltd. entered into an agreement to sell and transfer all of its interest in its then wholly owned subsidiary, LDK Solar High-Tech (Hefei) Co., Ltd. (“LDK Hefei”), located in Hefei City of Anhui Province in the PRC, the main producer of the Group’s solar cells and solar modules, to Hefei High Tech Industrial Development Social Service Corporation, an affiliate of the Hefei City Government (“Hefei High Tech”), for approximately RMB 121 million. It was a term of the agreement (amongst others) that LDK Hefei issued a guarantee to Hefei High Tech guaranteeing certain of LDK Hefei’s receivables and prepayments. Based on the book value, the Group realised a net loss of approximately US$90 million for this transaction.

(p)	Set out in the table below is an illustrative summary of the level of the income generation arising from the manufacturing and production of solar cells for 2011 to second fiscal quarter of 2014.

	2014
	Q2	Q1
Sales (US$ millions)	1.5	0.4
ASP (US$ per watt)	0.29	0.23
Shipments (MW)	5.2	1.6

	2013
	Q4	Q3	Q2	Q1
Sales (US$ millions)	0.0	0.6	0.3	3.3
ASP (US$ per watt)	0.27	0.35	0.96	0.41
Shipments (MW)	0	2	0	8

	2012
	Q4	Q3	Q2	Q1
Sales (US$ millions)	5.9	16.5	23.1	5.6
ASP (US$ per watt)	0.34	0.37	0.35	0.33
Shipments (MW)	17	45	66	17

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	13.6	3.5	—	—
ASP (US$ per watt)	0.36	0.67	—	—
Shipments (MW)	38	5	—	—

Source: LDK Solar

(q)	The Group’s solar cell manufacturing facilities occupy a site area of approximately 0.8 million square meters in Xinyu Hi-Tech Industrial Park in Xinyu City.

Solar Modules

(r)	The Group commenced solar module production in 2010 and produces solar modules at its production facilities in Nanchang City of Jiangxi Province and Suzhou City of Jiangsu Province, PRC. It had an aggregate annualised solar module production capacity of approximately 1.7 gigawatts when the Group maintained additional production facilities in Hefei City of Anhui Province, PRC, which the Group sold in March 2013 as a part of the Group’s restructuring strategy. Further details of this sale are set out above. The Group’s current annualised solar module production capacity is approximately 1.4 gigawatts, and the Group also provides solar module processing services to customers. For the years ended 31 December 2011, 2012 and 2013 and the six months ended 30 June 2014, the Group produced approximately 840.0 megawatts, 191.6 megawatts, 261.6 megawatts and 95.0 megawatts of solar modules, respectively.

(s)	Set out in the table below is an illustrative summary of the level of the income generation arising from the manufacturing and production of solar modules for 2011 to second fiscal quarter of 2014.

	2014
	Q2	Q1
Sales (US$ millions)	10.6	19.5
ASP (US$ per watt)	0.64	0.72
Shipments (MW)	16.6	27.0

	2013
	Q4	Q3	Q2	Q1
Sales (US$ millions)	73.6	45.9	18.7	15.9
ASP (US$ per watt)	0.60	0.60	0.54	0.69
Shipments (MW)	123	77	35	23

	2012
	Q4	Q3	Q2	Q1
Sales (US$ millions)	34.4	79.6	55.2	108.0
ASP US($ per watt)	0.67	0.68	0.80	0.79
Shipments (MW)	52	117	69	137

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	227.9	217.8	107.8	190.5
ASP (US$ per watt)	1.05	1.13	1.36	1.60
Shipments (MW)	217	192	79	119

Source: LDK Solar

(t)	The Group’s solar module manufacturing facilities occupy a site area of approximately 0.5 million square meters in Nanchang Hi-Tech Industrial Development Zone of Nanchang City.

Solar Farm Projects

(u)	The Group designs and develops solar farm projects in the PRC, Europe and the U.S. for sale to third parties upon completion. It also provides engineering, procurement and construction services for solar farm projects. Although the Group’s production facilities are located in Xinyu City and Nanchang City, both of Jiangxi Province, the Group’s products and subsidiary operations reach Europe, North America, the Asia Pacific region and other parts of the world, in addition to the PRC.

(v)	Set out in the table below is an illustrative summary of sales for the Group’s solar farm projects for 2011 to 2013 (excluding amounts for SPI and LDK Solar’s European operations).

	2013
	Q4	Q3	Q2	Q1
Sales (US$ millions)	0.9	0.2	0.6	—

	2012
	Q4	Q3	Q2	Q1
Sales (US$ millions)	2.9	0.2	4.5	—

	2011
	Q4	Q3	Q2	Q1
Sales (US$ millions)	4.6	0.4	1.4	—

Source: LDK Solar

The table above excludes sales from the EPC business for SPI as well as the EPC business for LDK Solar’s European Operations. The full year sales amounts for SPI’s EPC business for 2011, 2012 and 2013 are US$35.6 million, US$65.8 million and US$40.9 million, respectively. The full year sales amounts for LDK Solar’s European EPC operations are US$10.8 million for 2011, and nil for each of 2012 and 2013.

14.3	The structure of the Group

(a)	The Group’s operations are structured into the Onshore Operations and the Offshore Operations. The Group’s Onshore Operations in the PRC consists of operations in Xinyu City and Nanchang City of Jiangxi Province, and Suzhou City of Jiangsu Province. The Group’s Offshore Operations comprises the Group’s operations in Europe, North America, Hong Kong and Japan.

The Onshore Operations

(b)	The Group’s principal manufacturing facilities are in its Onshore Operations, located in Xinyu City and Nanchang City of Jiangxi Province, and Suzhou City of Jiangsu Province.

(c)	The Group’s key onshore trading companies comprise of the Onshore Operating Entities. In particular, the main material Onshore Operating Entities comprise:

(i)	Jiangxi LDK Solar;

(ii)	Jiangxi LDK Silicon;

(iii)	Jiangxi LDK Polysilicon;

(iv)	LDK Solar Nanchang;

(v)	LDK Solar Suzhou; and

(vi)	LDK PV Xinyu.

(d)	Jiangxi LDK Silicon and Jiangxi LDK Polysilicon were established in July 2007 and October 2007, respectively, both in Jiangxi Province, PRC, to engage in the polysilicon manufacturing business. LDK Solar then reorganised its polysilicon business structure so that Jiangxi LDK Silicon and Jiangxi LDK Polysilicon became wholly owned subsidiaries of LDK Silicon Holding, an entity incorporated in Hong Kong, which is wholly owned by LDK Silicon.

The Offshore Operations

(e)	As set out in the Corporate Structure Chart, LDK Solar is the parent company in the Group and oversees the Offshore Operations. The Group established its offshore presence in order to access the international capital markets to finance the Group’s existing operations, to expand into the global PV markets, and to acquire offshore PV operations. The Group’s most notable offshore acquisitions consist of the Sunways Acquisition and the SPI Acquisition.

(f)	Since the appointment of the JPLs on 27 February 2014, the head office functions of LDK Solar have been carried exclusively out of the Cayman Islands. Since their appointment, the JPLs have engaged in the following activities, amongst others:

(i)	Changing the location of LDK Solar’s registered office (previously in Cayman Islands) to the office of the JPLs (which is also located in the Cayman Islands);

(ii)	Taking possession of LDK Solar’s statutory books, records and registers, which have always been maintained at its registered office in the Cayman Islands;

(iii)	Reviewing, analysing, negotiating and signing the Initial HRX Promissory Note and the Exit Funding Arrangements for and on behalf of LDK Solar;

(iv)	Opening bank accounts in the Cayman Islands in LDK Solar’s name; these bank accounts have held all financing proceeds obtained by the JPLs on behalf of LDK Solar and currently serve as the primary cash management accounts for LDK Solar; as of the date hereof, approximately US$10.4 million is held in LDK Solar’s Cayman Islands bank accounts;

(v)	Negotiating and signing the Senior RSA and the Preferred RSA, including amendments thereto, with holders of more than a majority of the Senior Notes and other key constituencies;

(vi)	Negotiating and documenting the terms of settlement with the Munich Re Companies;

(vii)	Securing the support of the Insolvency Administrator of Sunways to the Schemes;

(viii)	Assisting in the planning of, and the implementation of, the terms of the Restructuring Proposal and the Schemes;

(ix)	Negotiating and agreeing the terms of engagement with various advisers and service providers, both in the Cayman Islands and elsewhere, including but not limited to:

(A)	Lucid in respect of the Information Agent Agreement;

(B)	KPMG in respect of the KPMG Engagement and for the provision of certain tax advice in connection with the Restructuring Proposal;

(C)	Jefferies in respect of their engagement as financial adviser to LDK Solar;

(D)	Sidley, as global legal advisers to the JPLs;

(E)	Campbells, as Cayman Islands legal advisers to the JPLs;

(F)	The Ad Hoc Advisers;

(G)	BNY in respect of their various roles in the restructuring, including as Senior Note Trustee, CN Trustee, 2018 Convertible Bond Trustee and the Preferred Convertible Bond Trustee;

(x)	Chairing calls from the Cayman Islands involving the LDK Advisers at least twice weekly;

(xi)	Chairing, by way of teleconference, a creditors’ meeting and multiple liquidation committee meetings held by teleconference from the Cayman Islands;

(xii)	Overseeing liaison with the NYSE regarding the NYSE Appeal;

(xiii)	Overseeing liaison with subsidiaries and group companies regarding funding requirements;

(xiv)	Negotiating and signing funding agreements on behalf of LDK Solar;

(xv)	Reviewing LDK Solar’s intercompany accounts and collecting intercompany receivables;

(xvi)	Signing sworn affidavits on behalf of LDK Solar;

(xvii)	Responding to enquiries from LDK Solar’s creditors and potential investors concerning the Restructuring Proposal;

(xviii)	Considering and planning the Schemes to effect a successful restructuring;

(xix)	Approving and signing press releases in respect of the affairs of LDK Solar and the Group, all of which indicate that LDK Solar is in Cayman provisional liquidation and include Cayman Islands contact information

(xx)	Sending notice to all of LDK Solar’s known creditors, informing creditors of the pendency of the Cayman proceeding, the appointment of the Cayman-based JPLs to oversee the management of the day-to-day affairs of LDK Solar, and the date, time and Cayman Islands location of the statutory meeting of creditors. Notice was sent from the Cayman Islands with a Cayman Islands return address;

(xxi)	Corresponding the calls with LDK Solar’s liability management committee;

(xxii)	Chairing the Group’s liability management committee calls from the Cayman Islands;

(xxiii)	Paying company and provisional liquidation expenses;

(xxiv)	Corresponding with directors regarding the cessation of their powers, subject to the terms of the Directors Protocol;

(xxv)	Negotiating the terms for the engagement of KPMG to complete the audit of the 2013 consolidated group accounts;

(xxvi)	Co-ordinating investigations into related party transactions entered into by LDK Solar with entities owned directly or indirectly by Mr Peng and his family, and co-ordinating the discussions with the Board of Directors and certain key stakeholders that resulted in Mr. Peng resigning on 29 August 2014 his position as Chairman of LDK Solar with immediate effect, and resigning from his executive and director positions with certain Subsidiaries of LDK Solar (excluding SPI) on such dates to be determined by the JPLs;

(xxvii)	Following Mr Peng’s resignation on 29 August 2014, identifying Mr Xingxue Tong as Interim Chairman; and

(xxviii)	Identifying deficiencies in LDK Solar’s corporate governance policies and procedures and recommending enhancements, including the limitation on related party transactions and identifying potential new non-executive directors.

(g)	Prior to the appointment of the JPLs, the Group established a Hong Kong presence which has served as a connection with many of its Offshore Operations, including its offshore capital market financings, bank financings, business acquisitions, and treasury operations. Prior to the appointment of the JPLs, the Group consummated a significant amount of offshore purchases of equipment and feedstock as well as the sales of PV Products offshore via its Hong Kong office.

SPI

(h)	On 5 January 2011, LDK Solar, through its wholly owned subsidiary LDK Solar USA, entered into a share purchase agreement with SPI to (i) subscribe for 42,835,947 shares of common stock for an aggregate purchase price of US$10.7 million; subscribe for 20,000,000 shares of series A preferred stock of SPI for an aggregate purchase price of US$22 million; and (iii) purchase certain manufacturing equipment used for the manufacture of solar modules and other solar system products for US$0.4 million (the “SPI Acquisition”). Completion of the SPI Acquisition took place on 31 March 2011. As a result of the SPI Acquisition, LDK Solar, through LDK Solar USA is the beneficial owner of 70% of the shareholding in SPI. SPI’s shares are listed and traded on the OTC Bulletin Board.

(i)	On 30 April 2014, SPI signed a share purchase agreement with a group of investors, securing new investment proceeds of US$21.75 million, which was completed on 15 July 2014 (the “SPI Placement”). It is intended that the proceeds from this placement will be used to pay out certain of SPI’s debts and other working capital expenses of SPI. On 22 July 2014, SPI executed a share purchase agreement with a group of non-U.S. investors on a private placement basis, securing commitment for further investment with total proceeds of US$25.0 million, from the sale of 92,620,000 shares of common stock at a price of US$0.27 per share (the “Second SPI Placement”). It is intended that the proceeds from the Second SPI Placement will be used for the expansion of SPI’s global PV project activities, continued investment in its YES! Solar Solutions business for residential and small business markets, for working capital purposes and to pay down debt.

(j)	Following the completion of the SPI Placement, LDK Solar USA and LDK Europe’s shareholding in SPI reduced from 70% to 42.4%. After the Second SPI Placement is completed, LDK Solar USA and LDK Solar Europe’s shareholding in SPI will be further diluted to 33.2%. Whilst LDK Solar USA and LDK Solar Europe’s shareholding in SPI will reduce below 50%, the JPLs, as the party charged with managing substantially all of the Offshore Operations, are advised by SPI’s management that LDK Solar USA and LDK Solar continue to possess, directly or indirectly through their ownership of SPI voting securities and otherwise, the power to direct or cause the direction of the management and policies of SPI.

Sunways

(k)	Pursuant to an investment agreement dated 31 December 2011, LDK Solar, through its wholly owned subsidiary LDK Germany, acquired approximately 71% of the equity interest in Sunways, a German stock corporation with shares listed on the Frankfurt Stock Exchange, through capital increases by Sunways against LDK Solar’s cash contribution and contributions in kind followed by a public tender offer consummated in April 2012 (the “Sunways Acquisition”). As set out in paragraphs 6.3(s) to 6.3(z) of Part 1 (Background to the Schemes and the Chapter 11 Plan), Sunways filed for preliminary insolvency proceedings in Germany on 21 March 2014 and was placed into insolvency proceedings by the local German court on 28 April 2014.

14.4	NYSE Listing

(a)	ADSs representing LDK Solar’s shares were listed on the NYSE following the close of LDK Solar’s initial public offering on 6 June 2007. The NYSE initially imposed a trading halt on LDK Solar’s ADSs on 21 February 2014 following submission of LDK Solar’s winding up petition to the Court (since the trading halt, the “Suspension Period”).

(b)	The JPLs’ legal advisers maintained regular contact with the NYSE during the Suspension Period. Prior to 28 March 2014 the NYSE had agreed to lift the trading halt once LDK Solar had signed the Senior Note RSA with the Consenting Senior Note Scheme Creditors and the Preferred RSA with the Consenting Preferred Obligation Scheme Creditors, subject to sanction by the Grand Court.

(c)	The NYSE required that a press release reporting the signing of the RSAs (clearly disclosing the requirement for the sanction of the RSAs by the Grand Court) be provided in draft form to the NYSE for approval on the basis that the trading halt would be lifted from the beginning of the trading day following the issue of the press release. That press release was provided in draft to the NYSE on 21 March 2014 and made public on 28 March 2014.

(d)	Further, on 28 March 2014, the NYSE indicated that it planned to terminate the Suspension Period and to resume trading on the NYSE based upon LDK Solar’s disclosure regarding the execution of the RSAs. Ultimately, however, the NYSE determined not to allow the resumption of trading on the NYSE, and instead moved to suspend trading effective immediately. On 31 March 2014, the NYSE issued its determination to immediately suspend trading in LDK Solar’s shares and to initiate delisting proceedings based upon (i) “abnormally low” price indications for LDK Solar’s ADSs, which, according to the NYSE, rendered the securities unsuitable for listing; and (ii) LDK Solar’s announcements regarding the appointment of the JPLs and subsequent execution of the RSAs.

(e)	LDK Solar, acting through the JPLs, lodged a notice of appeal of the NYSE’s ruling (the “NYSE Appeal”) and filed a written submission in furtherance of the NYSE Appeal on May 8, 2014. The NYSE Appeal, which was originally scheduled to be heard on 26 June 2014, was adjourned by the NYSE and is now due to be heard on 9 September 2014.

(f)	Pending the hearing of the NYSE Appeal, the ADSs are currently quoted on the OTC Pink Limited Information under the symbol “LDKSY”. As at 2 September 2014, the ADSs were trading on the OTC Pink Limited Information at US$0.42 per share.

14.5	Financial Statements

(a)	Each year, LDK Solar files an annual report pursuant to section 13 or 15 of the US Securities Act with the SEC. The most recent annual report filed with the SEC for the Group, being the 2012 Annual Report, is set out in Appendix 33 (Trust Distribution Deed).

(b)	The auditors of LDK Solar are KPMG Huazhen (Special General Partnership) (“KPMG Huazhen”) and KPMG Hong Kong (“KPMG Hong Kong”). KPMG Huazhen and KPMG Hong Kong are each a registered auditor and qualified to practice in the PRC and Hong Kong, respectively. KPMG Huazhen and KPMG Hong Kong are each registered with, and subject to the oversight of, the Public Company Accounting Oversight Board (known as the PCAOB) created by the U.S. Sarbanes-Oxley Act of 2002 as accounting professionals who provide independent audit reports for publicly traded companies in the United States.

(c)	The Group has prepared and submitted to the SEC unaudited condensed consolidated quarterly financial information for the fiscal quarters ended 31 March, 30 June and 30 September 2013 (“Unaudited Quarterly Accounts”), which are each set out in Appendix 42 (Unaudited Quarterly Accounts) to this Explanatory Statement.

(d)	In connection with the Schemes, the Group has also prepared unaudited condensed consolidated management account information for the fiscal year ended 31 December 2013 and for the six months ended 30 June 2014 as set out in Appendix 40 (Unaudited Management Accounts to 31 December 2013) and Appendix 41 (Unaudited Management Accounts to 30 June 2014) to this Explanatory Statement.

(e)	The unaudited condensed consolidated management account information for the fiscal year ended 31 December 2013 and for the six months ended 30 June 2014 is preliminary in nature, is provided to Scheme Creditors for reference only and is subject to change and adjustment upon audit.

14.6	Engagement of KPMG

(a)	In accordance with the US Exchange Act and the requirements of the SEC, LDK Solar is required to submit consolidated annual accounts in the form of an annual report within four months after the end of the relevant fiscal year. In the case of the accounts for the fiscal year ended 31 December 2013, the annual report on Form 20-F was required to be filed by 30 April 2014, unless otherwise extended pursuant to the US Exchange Act.

(b)	Prior to the appointment of the JPLs, LDK Solar owed KPMG RMB 15,604,765 on account of work performed by KPMG in connection with the 2012 Annual Report and the completion of quarterly limited procedures for the quarters ended 31 March 2013, 30 June 2013 and 30 September 2013, respectively (the “Outstanding Fees”). Due to LDK Solar’s lack of available funds to pay the Outstanding Fees, the audit process for the year ended 31 December 2013 (the “2013 Audit”), which the JPLs understand would usually be commenced by LDK Solar in January, was not started before the JPLs appointment.

(c)	The February 2014 Order authorised the JPLs to instruct KPMG to complete the audit of LDK Solar’s financial statements and the consolidated financial statements of the Group for the year ended 31 December 2013 so that LDK Solar could make the necessary filings with the SEC.

(d)	KPMG estimated that from the date on which they were instructed it would take approximately three months to complete the 2013 Audit. Following the JPLs’ appointment, they determined it was not feasible for the 2013 Audit to be completed by the SEC deadline of 30 April 2014 as KPMG had not been instructed to commence the audit as at the date of their appointment. Until LDK Solar completes the 2013 Audit, LDK Solar is not compliant with the NYSE’s continued listing criteria. Pursuant to Section 802.01E of the NYSE’s Listed Company Manual, if LDK Solar’s annual report on Form 20-F for any fiscal year is not filed within six months of the due date for such filing (for the fiscal year ended 31 December 2013 in LDK Solar’s case, 31 October 2014), the NYSE can, in its sole discretion, institute suspension and delisting procedures (it should be noted that the NYSE already commenced suspension and delisting procedures on 31 March 2014 as referred to at paragraph 15.5(d) above).

(e)	The JPLs are of the view that taking steps to rectify LDK Solar’s compliance with the NYSE’s continued listing criteria, in particular by instructing KPMG to complete the 2013 Audit so that its annual report on Form 20-F for the fiscal year ended 31 December 2013 may be filed before 31 October 2014, is fundamental to enabling LDK Solar to be able to prosecute its appeal to the NYSE against the NYSE’s decision to delist the ADSs representing LDK Solar’s shares. Even if the NYSE Appeal is unsuccessful, the 2013 Audit will be necessary in connection with the listing of LDK Solar’s ADSs/Shares on any alternative exchange, for keeping the Scheme Creditors and the investing public informed of the developments, financial and otherwise, in the Group, and generally for the continuation of LDK Solar following implementation of the Restructuring Proposal.

(f)	The JPLs, for and on behalf of LDK Solar, together with Jiangxi LDK Solar, have re-engaged KPMG to complete the 2013 Audit in order to ensure the filing of LDK Solar’s annual report on Form 20-F for the fiscal year ended 31 December 2013 as soon as practicable and in any event by 31 October 2014 (the “KPMG Engagement”). Pursuant to the terms of the KPMG Engagement (amongst others):

(i)	KPMG’s unpaid fees totalling RMB 15,604,765 in respect of the completion of the 2012 audit and the quarterly limited procedures for the quarters ended 31 March 2013, 30 June 2013 and 30 September 2013 are payable by LDK Solar (as an expense of the provisional liquidation) and Jiangxi LDK Solar in accordance with an agreed payment plan;

(ii)	KPMG’s fees for the 2013 Audit of RMB 4,875,000 are payable by LDK Solar (as an expense of the provisional liquidation) and Jiangxi LDK Solar in accordance with an agreed payment plan; and

(iii)	KPMG’s engagement can be terminated by any of the parties on seven days’ notice with the 2013 Audit costs payable on a time spent basis up to the date of termination.

(g)	The terms of KPMG’s engagement, including the payment of KPMG’s unpaid fees, were sanctioned by the Grand Court on 10 July 2014 pursuant to the July 2014 Orders.

(h)	KPMG are currently working with LDK Solar and Jiangxi LDK Solar to complete the 2013 Audit and it is currently anticipated that the 2013 Audit will be completed by 31 October 2014.

14.7	Structure of the Group

(a)	A copy of the current corporate structure chart of the Group is set out in Appendix 15 (Corporate Structure Chart) of this Explanatory Statement.

(b)	Appendix 16 (Current Financing and Security Structure for the LDK Offshore Entities) to Appendix 17 (Post-restructuring Finance and Security Structure for the LDK Offshore Entities) of this Explanatory Statement also includes the following structure charts:

(i)	Current financing and security structure for the Offshore Group; and

(ii)	Post-restructuring financing and security structure for the Offshore Group.

(c)	Appendix 16 (Current Financing and Security Structure for the LDK Offshore Entities) and Appendix 17 (Post-restructuring Finance and Security Structure for the LDK Offshore Entities) includes the current and the post-restructuring debt and security structure for the Offshore Group only. As at 31 March 2014, 127 facility agreements were entered into concerning the Onshore Operating Entities. An overview of the financing arrangements concerning the Onshore Operating Entities is set out in paragraph 14.10 of this Part 9 (Overview of the Group) of this Explanatory Statement.

14.8	Registered Addresses of the Scheme Companies

LDK Solar

(a)	The registered address of LDK Solar is:

Floor 4, Willow House,

Cricket Square,

George Town,

Grand Cayman KY1-1103.

LDK Silicon

(b)	The registered address of LDK Silicon is:

Floor 4, Willow House,

Cricket Square,

George Town,

Grand Cayman KY1-1103.

LDK Silicon Holding

(c)	The registered address of LDK Silicon Holding is:

Unit 2301, 23/F.,

FWD Financial Centre,

308 Des Vœux Road Central,

Shaun Wan,

Hong Kong.

14.9	Financing of the Offshore Operations

(a)	The Group has undertaken many offshore financing transactions since its initial public offering in June 2007. The following paragraphs explain the offshore financing arrangements and their proposed treatment under the Restructuring Transactions.

(b)	LDK Solar’s offshore financing arrangements consist of:

(i)	the Senior Notes (see paragraphs 14.9(c) to 14.9(l) below);

(ii)	the Preferred Obligations (see paragraphs 14.9(m) to 14.9(s) below);

(iii)	the CNs and CN Settlement Agreements (see paragraph 14.9(t) below); and

(iv)	the amounts advanced under the Project Loans and the Project Guarantees (see paragraphs 14.9(u) to 14.9(v) below).

The Senior Notes

(c)	The Senior Notes comprise a Senior Global Note issued pursuant to the Senior Note Indenture, along with a private placement of an additional RMB 500 million. The Senior Notes (and the Senior Note Indenture) are governed by the laws of the State of New York.

(d)	The Senior Notes were originally offered and sold by LDK Solar pursuant to an underwriting agreement dated 18 February 2011, between LDK Solar, the Senior Note Guarantors, Morgan Stanley & Co. International plc and Citigroup Global Markets Limited.

(e)	The Senior Notes were initially represented by global notes issued on 28 February 2011, in fully registered form without interest coupons attached, and in minimum denominations of RMB 1,000,000, and integral multiples of RMB 10,000 in excess thereof. Such notes were deposited with the Common Depositary or its nominee and registered in the name of the Common Depositary for the accounts of Euroclear and Clearstream. So long as the Common Depositary or its nominee is the registered owner of the Senior Global Note, it shall be considered the registered holder of the Senior Notes.

(f)	Under certain circumstances such Senior Notes could also be issued in the form of certificated notes, being registered in the name of such person, and in minimum denominations of RMB 1,000,000, and integral multiples of RMB 10,000 in excess thereof. At such a time as all the beneficial interest in the Senior Global Notes are exchanged for Senior Notes in certified form or the Senior Global Notes are redeemed, repurchased or cancelled in whole and not in part, the Senior Global Note is to be returned to, or retained and cancelled by the Trustee.

(g)	Under the terms of the Senior Note Indenture, LDK Solar is subject to the following obligations (amongst others):

(i)	to pay the principal of, any premium on (if any) and interest (including Defaulted Interest as defined below) on such Senior Notes, in U.S. dollars, by no later than 10:00 a.m. London time, on each interest payment date, being 28 February and 28 August of each year, commencing 28 August 2011, and ending on the maturity date, being 28 February 2014;

(ii)	that it will not cause or permit any of its restricted subsidiaries (as therein defined) to directly or indirectly incur any indebtedness, save for those permitted types of indebtedness as described in the Senior Note Indenture. LDK Solar also covenants that such restricted subsidiaries will not directly, or indirectly, make any restricted payments as described in the Senior Note Indenture, or consummate any asset sale unless such a sale adheres to the conditions set out in the Senior Note Indenture; and

(iii)	that it will not permit any restricted subsidiary that is not a Senior Note Guarantor to guarantee any indebtedness of LDK Solar or another restricted subsidiary, unless contemporaneously therewith effective provision is made to guarantee or secure the Senior Notes on an equal and rateable basis with such guarantee so long as such guarantee remains effective, and in the amount of the indebtedness guaranteed.

(h)	The Senior Notes are also redeemable where LDK Solar gives notice of redemption, with the relevant Senior Notes becoming due and payable at the U.S. dollar settlement amount as defined in the Senior Note Indenture, together with accrued and unpaid interest, on the redemption date. If LDK Solar fails to pay any Senior Note called for redemption upon its surrender for redemption, the principal shall, until paid, bear interest from the date of redemption.

(i)	Pursuant to the terms of the Senior Note Indenture, the following events (amongst others) are events of default:

(i)	default of payment when due, of the principal or premium in respect of the Senior Notes;

(ii)	the failure of LDK Solar or any restricted subsidiary to comply with any covenants or agreement contained in the Senior Note Indenture or the Senior Notes for 30 days or more after written notice to LDK Solar;

(iii)	the failure LDK Solar or any of its restricted subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance, which judgments are not paid for a period of 60 days or more;

(iv)	an involuntary case or other proceeding is commenced against LDK Solar or a restricted subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency, or similar law seeking the appointment of a receiver, liquidator or similar official, where such proceedings remain un-dismissed for a period of 60 days; and

(v)	LDK Solar or any restricted subsidiary commences a voluntary case under any applicable insolvency or similar law, or in the alternative consents to an involuntary case under any such law.

(j)	If an event of default as described above occurs, the Trustee may, and upon the request of 25% in principal amount of the outstanding Senior Notes shall, declare the unpaid principal (and premium, if any) and accrued interest to be immediately due and payable. However, the holders of a majority in aggregate principal amount may, after the Trustee has issued a notice of acceleration, instruct the Trustee to rescind and cancel the notice of acceleration.

(k)	LDK Solar’s obligations under the Senior Notes are guaranteed on a joint and several basis by the Senior Note Guarantors. Pursuant to the terms of the Senior Note Indenture, each Senior Note Guarantor agrees (amongst other things):

(i)	to guarantee, jointly and severally, the payment, when due, of the obligations under the Senior Notes. Each Senior Note Guarantor also agrees that such a guarantee will be a guarantee of payment when due (and not a guarantee of collection);

(ii)	to waive any act or omission which might delay or constitute a discharge to such Senior Note Guarantor’s obligations pursuant to the Senior Note Indenture; and

(iii)	that it will not, and LDK Solar will not cause directly or indirectly, any Senior Note Guarantor to consolidate with or merge into, or sell or dispose of all or substantially all of its assets to any person (other than LDK Solar) that is not a Senior Note Guarantor unless an event of default has occurred and is continuing

(l)	As set out in paragraph 14.9(g)(i) above, the final maturity of the Senior Notes occurred on 28 February 2014 when the amount of RMB 1,794,760,000 (being approximately US$295,677,100) comprising the principal amount of RMB 1,631,600,000 and interest of RMB 163,160,000 became due and payable by LDK Solar to the Senior Note Scheme Creditors.

The Preferred Obligations

(m)	CDBCC (a wholly owned subsidiary of CDB), Excel Rise and Prosper East (investment funds affiliated with China Construction Bank Corporation), and Apollo (an investment fund affiliated with Bank of China Limited) agreed on 30 December 2010 to subscribe for the Preferred Shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis, for an aggregate original purchase price of US$240 million. On 15 April 2011, CDBCC assigned all its rights, title, interest, benefit and obligations under the Preferred Documents to CDB International (another wholly owned subsidiary of CDB). On 3 June 2011, CDB International, Excel Rise, Prosper East, and Apollo completed their subscription of the Preferred Shares subsequent to the receipt of various PRC governmental approvals relating to their investments as State-owned financial institutions in a foreign enterprise. On 6 January 2014, Excel Rise assigned all its rights, title, interest, benefit and obligations under the Preferred Documents with respect to 15,000,000 Preferred Shares to New Lane (another investment fund affiliated with China Construction Bank Corporation).

(n)	The Preferred Shares were issued pursuant to the terms of the Preferred Documents. The Subscription Agreement and the Shareholders Agreement are each governed by the laws of Hong Kong.

(o)	Under the Preferred Documents, the Preferred Obligors and Mr Peng agreed to be bound by a put option whereby they agreed to purchase each Preferred Share for the Put Option Exercise Price plus the IRR (the “Put Option”), in each case as proportionally adjusted for share subdivisions, share dividends, reorganisations, reclassifications, consolidations or mergers, upon the occurrence of material breaches under the Preferred Documents (“Redemption Event”), including but not limited to:

(i)	the failure to carry out the post-closing restructuring, being the transfer of 100% of the equity interest of both Jiangxi LDK Silicon and Jiangxi LDK Polysilicon to LDK Silicon Holding, and the obtaining of the relevant licences and approvals in respect of the operation of Jiangxi LDK Silicon and Jiangxi LDK Polysilicon; and

(ii)	the failure of LDK Silicon to carry out its Qualified IPO.

(p)	Each investor upon a Redemption Event is entitled to vote, either as a separate class or on a converted basis, to require LDK Silicon or LDK Solar to redeem or purchase (out of funds legally available, including capital) within two months of LDK Silicon’s receipt of the investor’s written notice, the Preferred Shares held by such an investor for a sum equal to the purchase price for the Preferred Shares paid by such an investor (adjusted for any share splits, share dividends, combinations, recapitalisations, and similar transactions), plus the IRR for the subscription price (again, adjusted for any share splits, share dividends, combinations, recapitalisations, and similar transactions).

(q)	The Preferred Obligors have also provided the following covenants:

(i)	where LDK Silicon fails to achieve an audited consolidated profit of not less than 95% of US$40,000,000 in year 2010 as calculated under the HKFRS, they shall on a joint and several basis within seven business days of the release of the 2010 financial statements of LDK Silicon, pay to each investor a cash sum equal to the subscription price paid by each investor multiplied by (1 – the actual audited consolidated net profit of LDK Silicon in year 2010/US$40,000,000), provided that this sum does not exceed 23% of the subscription price paid by each investor paid for the Scheme Shares; and

(ii)	where LDK Silicon fails to achieve an audited consolidated profit of not less than 95% of US$200,000,000 in year 2011 as calculated under the HKFRS, they shall on a joint and several basis within seven business days of the release of the 2011 financial statements of LDK Silicon, pay to each investor a cash sum equal to the subscription price paid by each investor multiplied by (1 – the actual audited consolidated net profit of LDK Silicon in year 2010/US$200,000,000), provided that this sum does not exceed 23% of the subscription price paid by each investor paid for the Scheme Shares

(r)	Under the terms of the Preferred Documents, Mr Peng also entered into the Apollo Guarantee.

(s)	Further, LDK Solar also entered into the Preferred Pledge Agreement whereby LDK Solar granted a pledge in favour of CDBCC of 15% of its equity in Jiangxi LDK Solar as security for the IRR owed to CDBCC. Where the Preferred Obligor failed to fulfil the IRR for the benefit of CDBCC, CDBCC could exercise the aforesaid at any time in accordance with the Preferred Pledge Agreement, as governed by the laws of the PRC.

The Restructured CN Loans

(t)	As set out in paragraphs 6.3(bb) to 6.3(ff) of Part 1 (Background to the Schemes and the Chapter 11 Plan), LDK Solar entered into thirteen settlement agreements with former CN Holders who held an aggregate principal amount of US$22,177,000 under the CNs as at 30 September 2013. The purpose of the Restructured CN Loans was to postpone and reschedule the repayment of the certain amounts owing under the CNs. The Restructured CN Loans are governed by the laws of Hong Kong in respect of five of these agreements, with the remaining agreements governed by the laws of the state of New York. As at 21 February 2014, the cumulative amount of US$4,934,143 was owing under the Restructured CN Loans and the CNs.

Project Loans & the Project Guarantees

(u)	LDK Solar also entered into four acquisition and project finance loans in its capacity as a borrower with the lenders set out in the table below. The following security was granted pursuant to these loans:

(i)	The facility advanced by CDB Hong Kong is secured by (A) the SPI Share Pledge; (B) the LDK Receivables Pledge; and (C) the LDK Jiangxi Guarantee; and

(ii)	The remaining facilities granted by CDB Jiangxi are secured by:

(A)	the North Palm Springs Pledge;

(B)	security over all assets of North Palm Springs in connection with the NPS1A Project;

(C)	security over all assets of North Palm Springs in connection with the NPS4A Project; and

(D)	an unsecured all moneys guarantee from Mr Peng in favour of CDB Jiangxi.

Borrower	Lender	Amount owing as at March 2014		Maturity Date	Purpose	Governing Law
LDK Solar	CDB Hong Kong	US$	11,000,000	28 March 2016	Acquisition financing	Hong Kong
LDK Solar	CDB Jiangxi	RMB	32,600,000	17 April 2027	PV project financing	English law
LDK Solar	CDB Jiangxi	US$	6,080,000	30 December 2026	PV project financing	English law
LDK Solar	CDB Jiangxi	US$	6,520,000	13 March 2027	PV project financing	English law

Source: LDK Solar

(v)	LDK Solar also granted an unsecured guarantee in favour of CDB Jiangxi concerning LDK Solar Europe’s obligations under various project financing loans, as set out in the table below.

Borrower	Lender	Guarantor	Amount owing as at March 2014		Purpose	Governing Law of the facilities
LDK Solar Europe	CDB Jiangxi	LDK Solar		€1,175,000	PV project financing	English law
LDK Solar Europe	CDB Jiangxi	LDK Solar		€1,000,000	PV project financing	English law
LDK Solar Europe	CDB Jiangxi	LDK Solar		€1,175,000	PV project financing	English law
LDK Solar Europe	CDB Jiangxi	LDK Solar		€895,000	PV project financing	English law
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	9,100,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	7,700,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	9,100,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	6,400,000	PV project financing	PRC

Source: LDK Solar

(w)	In addition to the amounts financed under the Project Loans and the Project Guarantees, SGT, a wholly owned subsidiary of SPI also entered into loan agreements with various lenders up to an amount of approximately €950,000. None of the Scheme Companies are guarantors under these loans.

Funding of the provisional liquidation

(x)	LDK Solar, and subsequently, the JPLs (for and on behalf of LDK Solar) have managed to secure various forms of funding to fund the provisional liquidation and pay the costs and expenses to be incurred in implementing the Restructuring Proposal. These forms of funding include:

(i)	Shortly before the appointment of the JPLs, a sum of US$6 million was received by LDK Solar from an intercompany transaction which has been utilised by the JPLs to finance the costs of the provisional liquidation of LDK Solar;

(ii)	The Initial HRX Promissory Note, being a convertible promissory note issued by LDK Solar. Under this arrangement, HRX lent US$3 million to LDK Solar on an interest free basis, with the loan to be repayable within 64 months unless first converted into shares in LDK Solar. The Initial HRX Promissory Note was sanctioned by the Grand Court on 23 June 2014 pursuant to the June 2014 Orders; and

(iii)	Receipt of two intercompany receivables owing from SPI to LDK Solar for US$7.8 million and US$3.2 million respectively.

14.10	Financing of the Onshore Entities

(a)	Certain of the Onshore Entities have taken out approximately US$2.9 billion in financing from the Onshore Banks. All of the Onshore Loans are governed by the laws of the PRC. Under these financing arrangements, virtually all of the onshore plants, properties, equipment and land use rights of the Onshore Group have been pledged to the Onshore Banks. Further information on the Onshore Loans is set out in the following paragraphs.

RMB Working Capital Facility

(b)	On 11 November 2013, Jiangxi LDK Solar, the holding company for a majority of the Onshore Operating Entities (with the exception of Jiangxi LDK Silicon and Jiangxi LDK Polysilicon), signed the RMB Working Capital Facility. The use of the proceeds of the RMB Working Capital Facility is strictly limited to financing the Onshore Operations within Jiangxi Province, PRC and may not be used to service any other existing indebtedness, whether onshore or offshore. The RMB Working Capital Facility terminates on 10 November 2016, and each loan under the RMB Working Capital Facility shall not have a maturity date later than such termination date. Each drawdown under the RMB Working Capital Facility will be made in the absolute discretion of the syndicate and will be subject to additional conditions (including early repayment) imposed by the syndicate on a draw-down specific basis. The syndicate has designated a working group to monitor the use of the funds and controlled bank accounts arrangements have been implemented.

(c)	Under the RMB Working Capital Facility, Jiangxi LDK Solar granted a fixed and floating charge over certain fixed assets. In addition, the RMB Working Capital Facility is guaranteed by a number of Onshore Operating Entities, including LDK PV Xinyu, LDK Solar Nanchang, Jiangxi LDK Polysilicon, and Jiangxi LDK Silicon. Guarantees have also been granted by Mr Peng and his wife. Each of these guarantees are unsecured.

Historical Facilities

(d)	In addition to the RMB Working Capital Facility, various members of the Onshore Operating Entities entered into a number of facility agreements with certain Onshore Banks prior to the execution of the RMB Working Capital Facility (the “Historical Facilities”). These Historical Facilities total approximately US$2.9 billion. Under these Historical Facilities, a number of the Onshore Operating Entities entered into guarantee or security agreements with the Onshore Banks and financial institutions in connection with some of the loans, pursuant to which these Onshore Operating Entities have guaranteed all liabilities of the borrowers under these loans. These historical facilities include (amongst others):

(i)	Various other secured and unsecured short term working capital and trade financing provided to Jiangxi LDK Solar by a number of Onshore Banks up to an aggregate amount of approximately US$1.932 billion. Some of these loans have the benefit of the following guarantees and security:

(A)	Various guarantees granted by (amongst others) Jiangxi LDK Silicon, Jiangxi LDK Polysilicon Holding, LDK Solar Xinyu, LDK Solar Nanchang, LDK Solar Suzhou and LDK Solar Power Technology (Xinyu) Co., Ltd;

(B)	Personal guarantee from Mr Peng;

(C)	various fixed security over key buildings, land and equipment; and

(D)	accounts receivable pledge concerning a long term wafer contract with a key customer;

(ii)	Various working capital secured loans granted to Jiangxi LDK Silicon for an aggregate amount of approximately US$280 million by China Merchants Bank, CDB and Agricultural Bank of China. The following guarantees and securities were granted in connection with these loans:

(A)	Guarantee by LDK Silicon Holding, which is secured by a share pledge in favour of CDB over LDK Silicon Holding shares in Jiangxi LDK Silicon;

(B)	Guarantee by Jiangxi LDK Silicon including a fixed asset pledge over certain items of equipment;

(C)	Guarantee by Jiangxi LDK Solar up to RMB 546.2 million;

(D)	Personal guarantee by Mr Peng;

(iii)	Various secured and unsecured trade & asset financing and working capital loans granted by a number of Onshore Banks in favour of LDK Solar Nanchang for an aggregated amount of approximately US$272 million. Some of these loans are secured over key buildings, land and equipment. A number of these loans were guaranteed by Jiangxi LDK Polysilicon Holding, Jiangxi LDK Solar, Jiangxi LDK Silicon and LDK Solar Xinyu and Mr. Peng;

(iv)	An unsecured working capital loan granted by Shanghai Pudong Development Bank- Hefei High- Tech branch in favour of LDK Anhui for an amount of approximately US$143 million;

(v)	A number secured working capital loans for an aggregate amount of approximately US$44 million, granted by a number of Onshore Banks in favour of LDK Solar Suzhou, which are all guaranteed by Jiangxi LDK Solar;

(vi)	A secured working capital loan granted by Minsheng Bank in favour of LDK Optronics for US$8 million, with a guarantee by Jiangxi LDK Solar; and

(vii)	A secured loan from CDB in favour of Taojiang New Energy for US$4 million, with a guarantee granted by Jiangxi LDK Solar. This loan is secured by an accounts receivable pledge.

14.11	The Intercompany Position

(a)	The Group has substantial intercompany receivable and payable balances owing between different entities within the Group. These intercompany balances arise from either trading relationships or internal financing requirements.

(b)	The intercompany balances, which relate to operational or financing activities and have accumulated over a number of years, can be broadly categorised into the following types of transactions:

(i)	Payment of trade obligations – where one subsidiary settles trade obligations on behalf of another subsidiary;

(ii)	Supply of inventory - relating to the purchase of module and/or materials from onshore subsidiaries for onward sale to third party customers outside of the PRC

(iii)	Financing – relating to the provision of funding required to support the continued operations of subsidiaries, or to facilitate the refinancing of financial obligations to third parties.

(c)	The table below summarises the intercompany receivable and payable balances according to the management accounts of the Scheme Companies and LDK International (which acts as the primary treasury function between the Onshore Operations and Offshore Operations) as at 31 May 2014:

Company	Receivables (US$)	Payables (US$)
LDK Solar	61,482,975	(785,880,544)
LDK Silicon	—	(16,401,866)
LDK Silicon Holding	174,089,132	(3,899,234)
LDK International	679,480,587	(899,807,638)

Source: LDK Solar

(d)	In order to assess the validity and accuracy of the intercompany balances within the Group, the JPLs have undertaken a detailed reconciliation of the intercompany balances between Group entities based on management information as at 31 May 2014, the most recent accounting period available. As part of this exercise, the JPLs have sought to reconcile certain transactions, on a sample basis, to source documentation in order to test the quality of the Group’s internal management systems. The JPLs have also worked with management to understand and reconcile discrepancies between the accounting ledgers of different subsidiaries in order to reconcile various intercompany balances.

(e)	It should be noted that the analysis completed by the JPLs does not constitute an audit in accordance with Auditing Standards and cannot be relied upon to provide the same level of assurance.

(f)	With the exception of the claim asserted by Sunways whose Claim against LDK Solar will be released under the Schemes, the Intercompany Claims against either of the Scheme Companies will remain unimpaired under the Schemes. Once the Schemes have become effective, it is intended that LDK Solar will engage KPMG to carry out an analysis of the Group’s intercompany receivable and payable balances owing between the different entities within the Group. As part of the this process, KPMG will be tasked with working with management and the JPLs Scheme Supervisors to establish the most appropriate process (from both a tax and commercial perspective) to rationalise and otherwise clean up the Group’s intercompany receivable and payable balances.

14.12	Directors of the Scheme Companies

LDK Solar

(a)	LDK Solar’s Articles of Association provide that the LDK Board must consist of at least two directors.

(b)	The directors of LDK Solar and their position within LDK Solar, as at the date of this Explanatory Statement, are as follows:

Name	Position
Mr Xingxue Tong	Director, Interim Chairman and President
Mr Zhibin Liu	Non-executive Director
Mr Xuezhi Liu	Non-executive Director
Mr Shi Chen	Non-executive Director
Mr Maurice Wai-fung Ngai	Independent Director
Mr Junwu Liang	Independent Director
Mr Ceng Wang	Independent Director
Mr Shi-an Wu	Independent Director

(c)	In an effort to enhance the corporate governance of the Group going forward, the JPLs have recommended that the number of independent directors of the Board be increased upon consummation of the Restructuring Transactions, as further discussed in paragraph 14.15 below.

(d)	Mr Peng resigned from the LDK Board on 29 August 2014 when LDK Solar accepted his resignation and appointed Mr Xingxue Tong as the Interim Chairman. LDK Solar is forming a search committee to find a new Chairman and the LDK Board intends to form an executive committee that will, in coordination with the JPLs, assist the Interim Chairman in Board governance matters until the new permanent Chairman is named.

(e)	The management, which comprise the Group’s executive team, responsible for the day to day management of the Group, are as follows:

Name	Position
Mr Xingxue Tong	President and Chief Executive Officer
Mr Jack Lai	Company secretary, Executive Vice President and Chief Financial Officer
Mr Yuepeng Wan	Chief Technology Officer
Mr Yunsong Ao	Executive Vice President
Mr Min Xiahou	Senior Vice President, CEO of SPI
Mr Jiazhen Zheng	Senior Vice President
Mr Yan Xiong	Vice President
Mr Roger Yu	Assistant Vice President and Financial Controller

LDK Silicon

(f)	The directors of LDK Silicon, as at the date of this Explanatory Statement, comprise Mr Xingxue Tong, Mr. Jack Lai and Mr Zhiwei Hu.

LDK Silicon Holding

(g)	The directors of LDK Silicon Holding, as at the date of this Explanatory Statement, comprise Mr Xingxue Tong and Mr. Jack Lai.

14.13	Shareholding in LDK Solar

(a)	Mr Peng has an indirect interest in the share capital of LDK Solar in that Mr Peng is the sole shareholder of LDK New Energy, and LDK New Energy holds 48,053,953 Shares (including 4,330,194 ADSs) or approximately 24.7% of the share capital of LDK Solar. LDK New Energy is also the beneficial owner of all of the equity interest in Best Solar, a Cayman Islands company with operating subsidiaries in China involved in the development and implementation of thin-film solar technology. In September 2008, LDK New Energy entered into loan facilities with various financial and banking institutions to finance the thin-film solar project operated by Best Solar and its onshore affiliates. Since then, the loans have been subject to renewal, default, forbearance and enforcement processes, and are currently subject to an enforcement and repayment arrangement. As at the date of this Explanatory Statement, LDK New Energy has pledged approximately all of its Shares (including Shares represented by ADSs) to secure such financings.

(b)	Fulai Investments, currently a 21.6% shareholder of LDK Solar with power to designate members of the Board, is considered an affiliate of LDK Solar and the Group under rules of the SEC.

(c)	HRX, currently a 13% shareholder of LDK Solar with power to designate members of the Board, is considered an affiliate of LDK Solar and the Group under rules of the SEC.

(d)	CDB International, currently a Preferred Obligation Scheme Creditor with power to designate a Director for LDK Silicon, together with its affiliates CDB, CDBCC, CDB Hong Kong and CDB Jiangxi, is considered an affiliate of LDK Solar and the Group under rules of the SEC.

(e)	In addition, the following directors and executive officers each beneficially hold less than 1% shareholding in LDK Solar:

(i)	Mr Xingxue Tong, who holds his shareholding in LDK Solar through his wholly owned British Virgin Islands company, Superb Bright Limited;

(ii)	Mr Zhibin Liu;

(iii)	Mr Xuezhi Liu;

(iv)	Mr Shi Chen;

(v)	Mr Maurice Wai-fung Ngai;

(vi)	Mr Junwu Liang;

(vii)	Mr Ceng Wang;

(viii)	Mr Shi-an Wu

(ix)	Mr Jack Lai;

(x)	Mr Yuepeng Wan;

(xi)	Mr Yunsong Ao;

(xii)	Mr Min Xiahou;

(xiii)	Mr Jiazhen Zheng;

(xiv)	Mr Yan Xiong; and

(xv)	Mr Roger Yu.

2006 Stock Incentive Plan

(f)	Pursuant to the 2006 Stock Incentive Plan, LDK Solar has granted options to a number of LDK Solar’s directors, executive officers, investors and employees. A summary of the current outstanding options is set out in Appendix 21 (Options granted under the 2006 and 2013 Stock Incentive Plan) of this Explanatory Statement.

2013 Stock Incentive Plan

(g)	Pursuant to the 2013 Stock Incentive Plan, LDK Solar has granted options to a number of LDK Solar’s directors, executive officers, and employees. A summary of the current outstanding options is set out in Appendix 21 (Options granted under the 2006 and 2013 Stock Incentive Plan) of this Explanatory Statement.

Other material interests

(h)	Mr Zhibin Liu, sole director of HRX, became a non-executive director LDK Solar in October 2012 when HRX agreed to invest in LDK Solar. HRX also designated Mr Xuezhi Liu to the LDK Board as a non-executive director, and Messrs Ceng Wang and Shi-an Wu as independent directors to the LDK Board. In addition, HRX appointed a number of senior executives to the management of the Group, including Mr Yunsong Ao, an executive vice president, and Mr Yan Xiong, a vice president.

(i)	Mr Shi Chen, an officer of an affiliate of Fulai Investments, became a non-executive director of LDK Solar in February 2014 subsequent to investments made by Fulai in LDK Solar.

(j)	Mr Zhiwei Hu, an officer of CDB International, became a non-executive director of LDK Silicon in June 2011 when CDB International invested in the Preferred Shares issued by LDK Silicon.

(k)	Save for those disclosures referred to above and the related-party transactions described below, none of the directors of the Scheme Companies have any direct interest in the share capital of the Scheme Companies, nor any non-beneficial interest in the share capital of the Scheme Companies. Further, and subject to paragraphs 14.13(l) and 14.15, none of the directors of the Scheme Companies have any material interest (whether as a director, member, creditor or otherwise) in the Schemes, except as disclosed in this Explanatory Statement.

(l)	The Personnel of the Scheme Companies will be released from all Claims and Liabilities relating to any acts or omissions arising on or prior to the Effective Date, except for (i) any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct; (ii) any Excluded Claims, (iii) any Reserved Claims, and (iv) any and all Claims or Liabilities which do not relate to, or arise in respect of, or are not in connection with the Preferred Documents, Preferred Obligations, Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, or Ordinary Claims.

Director confirmations

(m)	With the exception of Mr Zhiwei Hu, a director of LDK Silicon, all of the directors of the Scheme Companies have provided written confirmation in respect of the following:

(i)	that they are not subject to any unspent convictions relating to indictable offences;

(ii)	that they have not been declared bankrupt or have not been the subject to any individual voluntary arrangement;

(iii)	have not been convicted in relation to a fraudulent offence;

(iv)	save for the appointment of the JPLs over LDK Solar, have not been associated with any bankruptcy, receivership, administration, insolvent liquidation, company voluntary agreement or any composition or arrangement with creditors generally or any class of creditors of such company while acting in the capacity of a member of the administrative, management or supervisory body or as senior manager of any company;

(v)	have not been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(vi)	have not been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any company.

(n)	Mr Zhiwei Hu, a CDB International appointed director of LDK Silicon, has refused to comply with the JPLs’ request to provide the confirmations referred to in paragraph 14.13(m). Mr Hu’s basis for not providing the confirmation sought is that he does not believe that it is applicable or necessary given that Mr Hu is acting as a director as CDB International’s representative and all the votes he casts will be following CDB International, or CDB International’s parent company’s management decision.

14.14	The Peng Proceedings

(a)	On or about 28 June 2012, Apollo issued a notice of redemption to LDK Solar, LDK Silicon and Mr Peng alleging certain breaches under the Preferred Documents and requiring LDK Solar and LDK Silicon to redeem and/or purchase the Preferred Shares held by Apollo for the redemption amount of US$64,610,715.92. Save for as otherwise set out below, no further action has been taken by Apollo under the notice of redemption against any of the Preferred Obligors.

(b)	Apollo has, however, commenced the Peng Proceedings against Mr Peng under the Apollo Guarantee. Following service of the Apollo’s notice of redemption a statutory demand was served on Mr Peng on 3 June 2013, which Mr Peng failed to comply with.

(c)	On 25 June 2013, Apollo commenced the Peng Proceedings by presenting a bankruptcy petition to the High Court against Mr Peng, claiming that Mr Peng was indebted to Apollo for an amount of US$75,479,582.15, being the redemption amount as at 3 June 2013, pursuant to the Apollo Guarantee. The bankruptcy petition presented by Apollo under the Peng Proceedings is listed for hearing on 12 November 2014.

14.15	Related-party transactions and corporate governance changes

(a)	Historically, the Group has engaged in transactions (“Related-Party Transactions”) with major Company shareholders, directors or officers (or their family members), including with companies directly or indirectly owned or controlled by Mr Peng and his family (the “Peng Companies”). The Group has summarised such Related-Party Transactions in its prior annual reports on Form 20-F in accordance with the U.S. Exchange Act and the relevant SEC rules and regulations. Such transactions may be found in LDK Solar’s Form 20-F filings with the SEC for years 2008 through 2012, with the 2012 Annual Report attached hereto in Appendix 38 (2012 Audit). Additional Related-Party Transactions entered into after fiscal year 2012 and prior to 1 July 2014 are found in Appendix 19 (Related Party Transactions carried out between 1 January 2013 to 30 June 2014). Several years ago, LDK Solar adopted a protocol (the “RPT Protocol”) that requires the following criteria to be satisfied in connection with any Related-Party Transaction involving the Group:

(i)	Any Related-Party Transaction must be on terms comparable to, or more favourable to the Group than, similar transactions the Group would enter into with independent third parties; and

(ii)	Each Related-Party Transaction must be approved by the LDK Board or the LDK Board’s audit committee before any Group Company may enter into such Transaction.

(b)	Management has confirmed that all such Related-Party Transactions that were entered into prior to 1 October 2013 were authorised by the LDK Board or its audit committee, but in some cases, such authorisation was received after the transactions were entered into by the Group. For Related-Party Transactions that occurred on and after 1 October 2013, Mr. Xingxue Tong and Jack Lai have confirmed that neither Board nor audit committee approval was secured for such Transactions (the “Non-Approved Transactions”) as required by the RPT Protocol. LDK Solar has determined that six of these Non-Approved Transactions involved the Peng Companies. Of these six transactions, two involved the purchase by the Group of low value consumables for a total consideration of 8,888,494 RMB (approx. US$1.44 million), two involved the offshore payment by LDK International (not the obligor) in the aggregate amount of US$1,935,000 for payables owing by onshore companies in RMB, one involved a US$2 million loan by a Peng Company to LDK Solar and another involved the transfer of property to the Group to settle receivables owed to the Group. At the request of the JPLs, Mr. Xingxue Tong, Jack Lai and Roger Yu have recently reviewed all of these non-approved Related-Party Transactions (including those related to the Peng Companies) and they believe that they were fair and reasonable in light of independent third-party offers, and with respect to the loan transaction, such LDK Solar officers also believe that such loan terms were fair and reasonable in light of LDK Solar’s financial distress at the time of the transaction.

(c)	In light of the discovery of the unapproved Related-Party Transactions, LDK Solar has reaffirmed the requirement that the RPT Protocol must be followed with respect to any future Related-Party Transactions. Furthermore, LDK Solar has imposed two additional requirements with respect to Related-Party Transactions with any Peng Company entered into from the date hereof until 31 December, 2018. First, the Related-Party Transactions with the Peng Companies that can be entered into during any fiscal year of the Group shall only involve the purchase by Group Companies from Jiangxi Liouxin of low-value consumables, such as protective gear for workers, and the aggregate purchase price amounts during any fiscal year for such purchases shall not exceed US$2,000,000. Second, to the extent that any Peng Company uses the premises of the Group for any reason, the Group shall be reimbursed by such Peng Company for the imputed costs associated with such use applied on a reasonable cost-sharing basis.

(d)	Based on LDK Solar’s review of the Related Party Transactions involving the Peng Companies, as of 30 June 2014, the aggregate outstanding payables and receivables between the Group and the Peng Companies were as follows:

(i)	The Scheme Companies had a net aggregate receivable of approximately US$19.1 million from the Peng Companies;

(ii)	The offshore Group Companies had a net aggregate receivable of approximately US$7.1 million from the Peng Companies; and

(iii)	The Onshore Entities had a net aggregate payable of approximately US$26.9 million to the Peng Companies.

As of the date of this Explanatory Statement, the net amount of such receivables and payables between the Group and the Peng Companies is approximately US$1.5 million owed by the Group to the Peng Companies.

(e)	LDK Solar recently discovered anomalies with respect to two further Related-Party Transactions with the Peng Companies which were entered into prior to 1 October 2013:

(i)	The first transaction related to factory facilities located in Suzhou City of Jiangsu Province that were purchased in September 2011 by LDK Solar Suzhou from a Suzhou subsidiary of Best Solar for consideration of RMB 397,876,634 (approximately US$63 million at the then effective exchange rate) (the Suzhou Transaction). The Suzhou Transaction was pre-approved by the Board and its audit committee based on an independent PRC appraisal report as well as an independent fairness opinion from a Hong Kong based firm. Prior to the completion of the Suzhou Transaction, there were two U.S. dollar payments in September 2011 of approximately US$40.7 million, one by LDK Solar (US$25.7 million) and another by LDK International (US$15 million) (not LDK Solar Suzhou, the purchaser of the factory facility) to Best Solar’s offshore account (rather than to the onshore seller of the factory facility). The balance of the purchase price (approximately US$22 million) was settled in November 2012 via a settlement agreement between the LDK Group and the Best Solar group which resulted in the offset of amounts owing by onshore Group Companies to the Best Solar group of companies and an assignment of the receivable due to LDK International to LDK Solar. The net outcome from the settlement agreement was a net receivable of US$19.1 million due from Best Solar to LDK Solar. The originalUS$40.7 million payments by LDK Solar and LDK International were not approved by the LDK Board or its audit committee (the “Audit Committee”) (but were authorised by Former Chairman Peng), and LDK Solar has not been able to identify a Company-related purpose for making such payment in US dollars to the offshore account of Best Solar. The fortunes of the Group deteriorated after the 2011 acquisition, and in May 2012, the Group sold the Suzhou factory facilities to the Suzhou City government for a total consideration of approximately RMB 210,000,000. Because the title to the Suzhou factory facilities had not been properly recorded in favor of LDK Solar Suzhou at the time of the completion of its purchase from Best Solar, the net proceeds actually paid by the Suzhou City Government to LDK Solar Suzhou from such disposition was RMB 122,000,000, the difference being offsets and garnishments relating to third party debts owed by the Best Solar subsidiary in Suzhou to its creditors and the Suzhou City government. That difference was ultimately credited to the Group through subsequent offsets against onshore payables owed by Group Companies to Best Solar.

(ii)	The second Related-Party Transaction with a Peng Company occurred around 9 October 2012. LDK International and two onshore Group Companies on the one hand, and LDK New Energy and Saiwen Industry on the other hand, executed a liability restructuring memorandum (the “2012 Settlement Memorandum”) purporting to settle mutual obligations and liabilities between the two groups. The netting transactions described in the 2012 Settlement Memorandum identified two onshore Group Companies (being LDK Solar Nanchang and LDK Solar Suzhou) as the obligors owing an aggregate amount of RMB 26,330,000 (approximately US$3.88 million at the then effective exchange rate) to Saiwen Industry. On 10 October 2012, a payment of US$3,880,000 was made by LDK International to LDK New Energy’s offshore account. Since LDK International was neither the owner of any receivable nor the obligor of any payable described in the 2012 Settlement Memorandum, its sole purpose for being a party to that Settlement Memorandum was to make the aforementioned USD payment. There was no LDK Board or Audit Committee approval for the 2012 Settlement Memorandum, nor was there any LDK Board or Audit Committee approval for the offshore USD payment by LDK International. Since the 2012 Settlement Memorandum purports to settle onshore RMB-denominated receivables and payables, LDK Solar has not been able to identify a Company-related purpose for the USD payment made by LDK International or why LDK International was even a party to the Memorandum.

(f)	LDK Solar has retained a leading PRC law firm to provide advice with respect to the offshore payments made in connection with the two Related-Party Transactions described above. Although the absence of relevant precedents and clear statutory language makes the conclusion difficult, that law firm does not believe the aforementioned two transactions violated any PRC laws in any material respect.

(g)	Following the discovery by LDK Solar of the unauthorised transactions and/or payments in connection with the two Related-Party Transactions described above, Former Chairman Peng tendered his resignation to LDK Solar on 29 August 2014, which LDK Solar accepted on the same date. Also on 29 August 2014, Mr. Xingxue Tong was named Interim Chairman of LDK Solar while retaining his position as President and Chief Executive Officer of LDK Solar. LDK Solar will form a search committee to find a new permanent Chairman.

(h)	Although the two Related-Party Transactions identified above were not completed in accordance with the RPT Protocol, the Board of Directors of LDK Solar and HRX, as a significant shareholder and source of the Exit Funding, advised the JPLs that it was important to the stability of the Group that Mr Peng, as founder of the Group, continue to be involved with the Group. Accordingly, Mr Peng may remain with the Group as a senior consultant and as Chairman Emeritus for LDK Solar. However, he is to step down from all management, executive and director positions with the Group by 31 October 2014 (other than SPI as described below). That period is intended to give LDK Solar the opportunity to discuss Mr. Peng’s resignation with various creditors and customers of LDK Solar, particularly those associated with the Onshore Companies, in order to ensure an orderly transition and to facilitate their continued support for LDK Solar. Furthermore, Mr. Peng was designated as the “legal representative” for many of the Onshore Companies and the process of replacing him and substituting another executive as the “legal representative” requires notices to various officials and agencies in the PRC. During this interim period, Mr. Peng has agreed with Interim Chairman Tong not to take any management action or to make any executive decisions without the approval of Interim Chairman Tong.

(i)	Because SPI is an SEC-reporting company with public shares trading in the U.S., LDK Solar concluded that SPI’s Board of Directors should decide whether Mr. Peng should continue to act as Chairman of SPI.

(j)	Any and all Claims against or Liabilities of Mr Peng, or any person that is currently or was formerly owned or controlled by him or any member of his family (and which is not a Group Company) are preserved under the Schemes, which expressly carve out all such Claims and Liabilities from the scope of the releases to be given by the Scheme Companies.

(k)	The JPLs, in coordination with management intend to establish, by 5 September 2014, a new Executive Committee for the Company. Under the proposed Terms of Reference for the Executive Committee, it is proposed to have three members: Mr. Xingxue Tong (Interim Chairman, President and Chief Executive Officer of LDK Solar), Mr. Zhibin Liu (Non-executive Director of LDK Solar appointed by shareholder HRX) and Mr. Shi Chen (Non-executive Director of LDK Solar appointed by shareholder Fulai). Until a permanent Chairman for LDK Solar is appointed, the Executive Committee is intended to offer guidance and support to Interim Chairman Tong on key management decisions and the strategic direction for LDK Solar, including assisting Interim Chairman Tong to guide LDK Solar through to the completion of the restructuring.

(l)	The JPLs have also launched a search for at least two additional independent directors for LDK Solar with the expectation that such directors will be elected to LDK Solar’s Board of Directors shortly after completion of LDK Solar’s restructuring.

14.16	The resignation of Chairman Peng

As set out in the preceding paragraphs, following the outcome of the Company’s investigations into the Related-Party Transactions, Mr Peng tendered his resignation on 29 August 2014 as Chairman and as a Director of LDK Solar effective immediately and LDK Solar accepted his resignation on the same date. In the same notice of resignation, Mr Peng also resigned from his executive and director positions with various subsidiaries of LDK Solar (excluding SPI) to be effective, without any further action on the part of Mr Peng, upon designation by LDK Solar.

14.17	Material Contracts

(a)	During the two years immediately preceding the date of this Explanatory Statement, the Scheme Companies have entered into a number of material contracts under which they have obligations or entitlements material to the Scheme Companies as at the date of this Explanatory Statement. A summary of these material contracts is set out in Appendix 18 (Summary of Material Contracts) to this Explanatory Statement.

Other material contracts entered into by Jiangxi LDK Solar

(b)	In August 2014, Jiangxi LDK Solar entered into amended and restated purchase contracts with (i) I-Renew (HK) Co., Ltd., a Belize company, (ii) S&T Solar Co., Ltd., a Belize company, and (iii) Fontion Products Industries Pte Ltd, a Singapore company, each under the common control of Mr Simon Tan Chin Piaw, a Singapore national, and relating to an aggregate of seven solar-grade polysilicon purchase contracts entered into by the parties between March and September of 2011. While the Group prepaid the full price of US$84,753,000 under the seven contracts for a total of 1,425,000 kilograms of solar-grade polysilicon at unit prices between US$50.2 and US$75 per kilogram in 2011, the Group took deliveries of 70,571 kilograms of polysilicon for an aggregate purchase price of US$3,361,664 during 2011 and, as of the date of this Explanatory Statement, an aggregate of 284,600 kilograms of polysilicon with an aggregate purchase price of US$10,312,000, with a balance of US$74,726,000 in unused prepayments.

(c)	Subsequent to the execution of the seven purchase contracts, the market price of solar-grade polysilicon dropped to approximately US$40 per kilogram during the fourth quarter of 2011 and reduced further to approximately US$30 per kilogram during the first quarter of 2012. Because the Group and Mr Tan had a five-year prior relationship, the Group was able to renegotiate the contracts with his companies in November 2011 to change the fixed pricing to a “mutually agreed market price” for subsequent purchases. Shortly thereafter, the Group encountered severe financial difficulties and elected to accept only a portion of the shipments made by the sellers in the first half of 2012 due to its inability to pay the value-added tariff for the remaining shipments already delivered by the sellers to the PRC port. As a result, the sellers suspended further deliveries under the contracts. The Group has accounted for this remaining balance of US$74,726,000 in unused prepayments as unrecoverable prepayments. In July 2014, the National Audit Office of China reviewed these seven contracts and requested the Group to negotiate amendments thereof to settle the outstanding prepayments. In July, 2014 the Group amended and restated the purchase contracts to permit the Group to use the balance of US$74,726,000 in prepayments to purchase 1,488,590 kilograms of solar-grade polysilicon at a purchase price of US$50.2 per kilogram. Deliveries are currently expected to be made between September 2014 and October 2015.

Contracts entered into by LDK Solar, acting by the JPLs

(d)	Since their appointment and with the sanction of the Grand Court, the JPLs’ have entered into a number of material contracts for and on behalf of LDK Solar, including:

(i)	The KPMG Engagement (as set out in paragraph 14.5(d) of Part 9 (Overview of the Group) of this Explanatory Statement);

(ii)	The Exit Funding Arrangements (as set out in paragraph 13.7 of Part 8 (Transaction Overview) of this Explanatory Statement;

(iii)	The Initial HRX Promissory Note (as set out in paragraph 14.9(x) of Part 9 (Overview of the Group) of this Explanatory Statement; and

(iv)	Maintained or entered into terms of engagement with various professional services providers to assist in implementing the Restructuring Proposal, including but not limited to Sidley’s, Campbells, and Jefferies.

14.18	Litigation

(a)	The Group and its directors and officers have been and may continue to be involved in allegations, litigation or legal or administrative proceedings. The Group has also instituted, and may continue to institute, legal proceedings against others in pursuit of its rights and interests.

(b)	As set out in this Explanatory Statement, the Scheme Companies and certain other Group Companies are subject to the following material claims:

(i)	LDK Solar and certain other Group Companies are subject to the Stipulated Judgment obtained by the Munich Re Companies against the Munich Re Defendants (as set out in paragraphs 6.3(kk) to 6.3(nn);

(ii)	The Notices of Redemption issued by Excel Rise, Prosper East and Apollo (as set out in paragraphs 6.3(m) to 6.3(n) of this Explanatory Statement);

(iii)	LDK Solar is subject to the CAI Proceedings (as set out in paragraph 6.3(ff));

(iv)	LDK Solar and certain other Group Companies are subject to the claims asserted by Sunways (as set out in paragraphs 6.3(s) to 6.3(z));

(v)	The claim of Tokyo Rope (as set out in paragraphs 6.3(hh) to 6.3(ii) of this Explanatory Statement); and

(vi)	The Senior Note Litigation (as set out in paragraph 14.18(c) below).

(c)	On 25 August 2014, a summons was filed by a representative of the Senior Note Plaintiffs, being K Ventures, Longball and Jiangsu against LDK Solar and the Senior Note Guarantors in respect of a motion for summary judgment, to be heard by the Supreme Court of the State of New York, County of New York, Commercial Division on 1 October 2014 (the “Senior Note Litigation”). The Senior Note Plaintiffs hold a beneficial interest in the Senior Notes, and are seeking to recover the aggregate sum of US$1,600,000 plus interest and costs.

(d)	In addition, SPI, a subsidiary of LDK Solar, recently settled a claim asserted by Cathay under the Cathay Loan. LDK Solar also provided an unsecured guarantee in favour of Cathay, guaranteeing SPI’s obligations under the Cathay Loan. The Cathay Claim was settled on 15 May 2014.

(e)	SGT is a wholly owned subsidiary of SPI. On 18 December 2013, an independent liquidator was appointed to oversee the affairs of SGT and its subsequent winding down. Subsequently, on or around April 2014, SPI being the sole shareholder of SGT, made commitments to SGT in accordance with an agreement, in the sum of €1,000,000 for the purposes of facilitating the solvent winding down of SGT’s business (the “SGT Commitment”). Upon the commencement of the liquidation, SPI made a payment in the sum of €400,000 to SGT, but subsequently did not honour the payment of the outstanding sum of €600,000 in accordance with its obligations under the SGT Commitment. SPI sighted a material difference between the SGT’s financial statement for the year ended 31 December 2013, and the financial information provided in the liquidation plan provided by SGT on 18 December 2013, being a cause for concern in respect of the provision of the outstanding sum of €600,000 to SGT. As such, it is likely that SGT will enter bankruptcy, unless a realisation plan is submitted by 8 September 2014. It is possible that legal action may be taken against SPI for failing to meet its obligations under the SGT Commitment, in the event of SGT’s bankruptcy.

(f)	There are also additional actual or threatened legal proceedings against Group Companies, including the Scheme Companies, a summary of which is set out in Appendix 20 (Actual or threatened legal proceedings against Group Companies) to this Explanatory Statement. The summary of the actual, or threatened proceedings in Appendix 20 (Actual or threatened legal proceedings against Group Companies) includes all claims, or threatened claims that are greater than US$2,000,000. Although the onshore proceedings and many of the offshore proceedings set out in the summary in Appendix 20 (Actual or threatened legal proceedings against Group Companies) relate to claims against entities other than the Scheme Companies and/or Senior Note Guarantors and/or the Preferred Obligors, they may potentially drain or divert resources from the Group that could have been used to finance the operations of the Group. As a result, these onshore and offshore proceedings may have a material adverse effect on the Group, including the Scheme Companies, the Senior Note Guarantors and the Preferred Obligors, and adversely affect the value of the Scheme Considerations.

14.19	Costs in relation to the Schemes

The Group has agreed to pay the costs, charges, expenses and disbursements reasonably incurred in connection with the negotiation, preparation and implementation of the Schemes by:

(a)	the Ad Hoc Committee in respect of all costs and expenses up to and including the Effective Date;

(b)	the Senior Note Trustee in respect of all costs and expenses up to and including the Effective Date;

(c)	the Scheme Companies; and

(d)	the Information Agent.

14.20	Senior Note Trustee

On the Effective Date, The Bank of New York Mellon, London Branch (in its capacity as Senior Note Trustee and Paying and Transfer Agent) will be released from any Liability arising from the Schemes which they may have to the persons granting releases on the terms set out in the Deed of Release.

14.21	Documents available for inspection

Copies of the forms of the Restructuring Documents may be inspected by Scheme Creditors free of charge at the office of:

(a)	Campbells at Floor 4, Willow House, Cricket Square, George Town, Grand Cayman KY1-1103; and

(b)	Sidley Austin, Hong Kong at 39/F, Two International Finance Centre Central, Hong Kong,

during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to (and including) the date of the Scheme Class Meetings.

PART 10

15.	RISK FACTORS

The following summarises some of the principal risks and uncertainties that may arise in connection with the Schemes. It should be read in conjunction with all of the other information contained in this Explanatory Statement. Additional risks and uncertainties not presently known to the Scheme Companies or JPLs or that the Scheme Companies or JPLs currently deem immaterial may become material and have a material adverse effect on the business, financial condition or results of operations of the Group. This Explanatory Statement also contains forward-looking statements, which involve risks and uncertainties of their own. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors and circumstances, including the risks and uncertainties described in this Explanatory Statement.

For ease of reference only, the risk factors set out below have been grouped into the following three categories:

(a)	risks relating to the implementation of the Schemes;

(b)	risks relating to a failure to implement or a delay in implementing the Schemes; and

(c)	risks following the implementation of the Schemes.

15.1	Risks relating to the implementation of the Schemes

Even if the Scheme Creditors approve the Schemes, the Schemes may not be approved by the Grand Court or the High Court

(a)	In order for the Cayman Scheme to become effective under Cayman Islands law, and for the Hong Kong Scheme to become effective under Hong Kong law, the Grand Court must sanction the Cayman Scheme and the High Court must sanction the Hong Kong Scheme. Each of the Grand Court and the High Court has discretion whether or not to sanction the relevant Scheme and will need to be satisfied that (i) the provisions of the applicable statute have been complied with; (ii) each class was fairly represented by those who attended the meeting and the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and (iii) the arrangement is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve.

(b)	Even if the Schemes are approved at the Scheme Class Meetings, any Scheme Creditor which voted (or gave instructions to someone to vote on their behalf) at the Scheme Class Meetings may appear by counsel at the sanctioning hearings for either or both of the Schemes in order to make representations that either or both of the Schemes should not be approved and to object to the granting of any sanctioning order by either of the Grand Court and the High Court. The Grand Court and/ or the High Court may also be prepared to hear such representations and objections by counsel for any other person whom they are satisfied has a substantial economic interest in the Schemes. Therefore, it is possible that objections will be made at or before the sanction hearings for the Schemes and that any such objections will delay or possibly prevent the Schemes from being sanctioned and becoming effective.

(c)	There can be no assurance that the Grand Court and/or the High Court will approve the Schemes. If the Grand Court and/or the High Court do not approve the Schemes, or approve them subject to conditions or amendments which (i) LDK Solar deems unacceptable or (ii) would have (directly or indirectly) a material adverse effect on the interests of any Scheme Creditors and such conditions and amendments are not approved by the Scheme Creditors, the Schemes will remain ineffective.

(d)	Further, even if the Grand Court and the High Court approve the Schemes, it is possible for any person who opposed the sanctioning of either Schemes at a sanction hearing to appeal against the granting of the sanctioning order by the Grand Court and/ or the High Court. Any such appeals and/or subsequent litigation could delay the Schemes becoming effective or possibly prevent the Schemes from becoming effective at all.

No one can assure that the Chapter 15 Scheme Order will be granted in respect of the Schemes

(e)	The Schemes are conditional on the granting of the Chapter 15 Scheme Order, which condition may be waived by the JPLs, the Senior Note Trustee and the Majority Preferred Holders. If the JPLs, the Senior Note Trustee and the Majority Preferred Holders decide not to waive that condition or the Grand Court and/or the High Court grants the sanctioning orders but makes sanction subject to the granting of the Chapter 15 Scheme Order (i.e. removing the ability of the JPLs to waive the condition), the failure to obtain a Chapter 15 Scheme Order will result in the Schemes not becoming effective.

(f)	In addition, there can be no assurance that the Bankruptcy Court will grant the Chapter 15 Scheme Order in connection with the Schemes. It is subject to a number of considerations by the Bankruptcy Court under the laws of the United States.

The Schemes are interconditional

(g)	The effectiveness of the Cayman Scheme is conditional on the sanctioning of the Hong Kong Scheme by the High Court and the effectiveness of the Hong Kong Scheme is conditional on the sanctioning of the Cayman Scheme by the Grand Court. Consequently, if one of the Schemes is not sanctioned by one of the Courts, then both Schemes will fail to become effective.

Lack of current audited financial disclosure

(h)	Due to the lack of financial resources, LDK Solar has not been able to file any annual report on Form 20-F with the SEC subsequent to its filing of the 2012 Annual Report. The Group does not have the audited consolidated financial statements available for its investors and creditors for the fiscal year ended 31 December 2013 or any unaudited interim financial statements subsequent to the fiscal year ended 31 December 2012. The Group has submitted to the SEC unaudited condensed consolidated quarterly financial information for the fiscal quarters ended 31 March, 30 June and 30 September 2013. In connection with the Schemes, the Group has also prepared unaudited condensed consolidated management account information for the fiscal year ended 31 December 2013 and for the six months ended 30 June 2014 as set out in Appendix 40 (Unaudited Management Accounts to 31 December 2013) and Appendix 41 (Unaudited Management Accounts to 30 June 2014) of this Explanatory Statement. The provision of these financial statements is for information purposes only and is made without any representation as to accuracy or completeness by the JPLs. Due to the lack of up to date audited financial information, and the historical nature of the audited financial statements, Scheme Creditors should undertake their own assessment of LDK Solar’s affairs and exercise due diligence in relation to the Schemes.

(i)	KPMG was appointed on 15 July 2014 to undertake the 2013 Audit. However, it is anticipated that the 2013 Audit may only be completed towards the end of October 2014 at the earliest, absent any extraordinary occurrences or circumstances that may interrupt KPMG’s audit work. LDK Solar is in provisional liquidation, and the Group and its affiliates are subject to various legal proceedings across different jurisdictions as disclosed in this Explanatory Statement. In addition, the Schemes themselves are subject to various risks and uncertainties as disclosed. There can be no assurance that no unforeseen extraordinary occurrences or circumstances could come into existence and cause or threaten delays, difficulties and even terminations of the audit work or the provisional liquidation.

Significant dilution for Scheme Consideration

(j)	Scheme Creditors should note that there is limited funding available for the Cash Option and that there are qualifications as to the availability of that funding, as set out in Part 8 (Transaction Overview) of this Explanatory Statement. Scheme Creditors should carefully consider which option is best for them and seek professional advice in so doing. Specific attention is drawn to the attendant risk factors below concerning the Exit Funding Arrangements and the dilution of the equity issued and allotted to Scheme Creditors as part of their Scheme Consideration.

(k)	The Restructuring Transactions could cause dilution to Scheme Creditors who will be issued equity pursuant to the terms of the Schemes, as a result of the issuance of significant amounts of equity securities and convertible securities by LDK Solar in satisfaction of the Scheme Claims. In addition, as the Exit Funding Arrangements use equity-linked derivative instruments as consideration, the issuance of shares pursuant to such instruments may further dilute the shareholders of LDK Solar at the relevant time. Scheme Creditors are cautioned that there may be significant investment risks in the Scheme Consideration they receive in exchange for their Scheme Claims, and the value of their Scheme Consideration may significantly decrease and may be reduced to zero.

(l)	Depending on the VWAP at any relevant time, the availability of the Cash Option to Scheme Creditors, the conversion that any Scheme Creditor may elect at any relevant time with respect to the convertible securities in the Scheme Considerations, the financial performance of the Group at any relevant time, the photovoltaic market performance at any relevant time, the stock market performance at any relevant time, and many other factors, risks and uncertainties, the dilution on the equity interest of any Scheme Creditor in LDK Solar based on its Scheme Consideration at any relevant time may cause fluctuations to the trading prices of the ADSs and Non-Cash Scheme Consideration. Scheme Creditors are cautioned to seek professional advice in relation to their decisions.

15.2	Risks relating to a failure to implement or a delay in implementing the Schemes

Compulsory liquidation for LDK Solar

(a)	The Grand Court appointed the JPLs on 27 February 2014, placing LDK Solar into provisional liquidation, pursuant to a winding-up petition filed by LDK Solar on 21 February 2014, acting by its directors, on grounds of insolvency. Provisional liquidation is a procedure which is sometimes used to preserve and protect a Cayman Islands incorporated company’s assets until the hearing of a winding-up petition and the appointment of official liquidators. It is also used, as in LDK Solar’s case, as a method of protecting a company from its creditors in order to allow LDK Solar an opportunity to attempt to reach a compromise or arrangement with its creditors on terms which are likely to be more advantageous to creditors than realising and distributing the assets in an Official Liquidation. If the transactions contemplated by the Schemes are not implemented in accordance with their terms, and no alternative restructuring proposal is viable (which is likely), the JPLs would be obliged to recommend to the Grand Court that LDK Solar be placed into an Official Liquidation.

(b)	If LDK Solar’s provisional liquidation fails and is converted into an Official Liquidation, it is likely to lead to the insolvency of a majority of LDK Solar’s Subsidiaries and the inability of the Group to continue to be preserved as a going concern enterprise. This is likely to cause the market value of the Group as an enterprise to plummet, and the price that the JPLs could obtain for a sale of LDK Solar’s assets in the short to medium term also is likely to fall. As a result, the Scheme Creditors would receive a significantly reduced (if any) return, than they would have received if the Schemes had been successfully implemented.

Bankruptcy or insolvency proceedings for Onshore Operations

(c)	If LDK Solar is placed into Official Liquidation, the Group Companies would be subject to claims by creditors in each of their respective jurisdictions. As set out in Part 10 (Overview of the Group), the Onshore Entities have outstanding bank borrowings for the Onshore Operations of approximately US$2.9 billion and virtually all of the onshore plants, properties, equipment and land use rights of the Group have been pledged to PRC onshore lenders as collateral. If any of the Onshore Entities were to be subject to an insolvency process, much of the assets and value of the Group would be subject to enforcement action by the PRC onshore lenders with the proceeds from such enforcement to be used to repay amounts owing to the PRC lenders. It is unlikely that any proceeds from this liquidation and sale of onshore assets and businesses will be available to satisfy offshore claims of the Scheme Creditors.

15.3	Risks following the implementation of the Schemes

The Group’s mounting indebtedness and ability to pay

(a)	If LDK Solar fails to comply with the undertakings and covenants under its remaining loan agreements or fails to obtain consents or waivers in respect of any breach of such undertakings and/or covenants, its financial condition, results of operations and business prospects may be materially and adversely affected.

(b)	The Group’s ability to generate sufficient cash to satisfy its outstanding and future debt and other obligations will depend upon its operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond its control. The Group had a history of working capital deficit (being its total consolidated current liabilities exceeding its total consolidated current assets) of US$3,145.0 million as of 31 December 2012. The Group estimates that its working capital deficit as of 31 December 2013 was approximately US$670.9 million according to the preliminary management accounts. The Group also had a deficit in total equity of US$502.8 million as of 31 December 2012. The Group estimates that its deficit in total equity as of 31 December 2013 was approximately US$1,152.40 million, subject to further review and adjustment, which may result in a much larger deficit for the Group. The Group incurred a net loss of US$1,052.1 million in 2012. The Group estimates that its net loss in 2013 was approximately US$640.8 million.

(c)	Total liabilities of the Group remain substantial in light of its current operations and lack of profitability. As of 31 December 2012, the Group had total liabilities of US$5,203.7 million, with outstanding short-term borrowings (including then current instalments of long-term borrowings) of US$2,391.3 million and outstanding long-term borrowings (excluding then current instalments) of US$30.0 million, with its total cash and cash equivalents of US$98.3 million. As of 30 June 2014, the Group had outstanding short-term borrowings (including current instalments of long-term borrowings) of approximately US$2,706 million and outstanding long-term borrowings (excluding then current instalments) of approximately US$206.7 million, and its total cash and cash equivalents of approximately US$201.7 million or US$50.3 million after deducting the security deposits pledged to the banks and other financial institutions.

(d)	From an operating cash flow perspective, the Group had a negative operating cash flow of US$287.0 million in 2011, and a positive operating cash flow of US$39.9 million in 2012. The Group estimates that its operating cash flow as of 31 December 2013 and 30 June 2014 will have continued to be negative at approximately US$(545.9) million as of 31 December 2013. Despite the reduction of the total indebtedness as a result of the Restructuring Transactions, there can be no assurance of positive net cash flow from operating activities in the future due to the remaining size of the outstanding indebtedness of the Group on a consolidated basis.

Limitation on the ability of the Group to grow its business

(e)	Due to the Group’s financial difficulties described in this Explanatory Statement, plus the significant on-going uncertainties regarding the sustainability of the PV market and the current unpredictable global macroeconomic environment, the Group faces considerable risks and challenges in its determination to grow its business. In order to evaluate, and ramp up its production in anticipation of, potential increase in market demand, the Group will need to determine and secure new external financing for its cash requirements, whether for the purchase of raw materials, payments for utilities, labour and operating expenses, or for funding related capital expenditures, or for financing debt service, trade payables, or R&D expenses. There is no assurance that the Group will be able to obtain such external financing given the uncertainties surrounding the Group and the industry.

(f)	Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives granted by various governments. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV Products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. However, since the global financial crisis in 2008 and as a result of the subsequent European sovereign debt crisis and the global economic slowdown, many governments have found themselves unable to continue to allocate significant financial resources to support the development of the PV industry. Governments have, in differing degrees, decided to reduce or eliminate their economic incentives for political, financial or other reasons. Reductions in, or eliminations of, government subsidies and economic incentives may cause PV Products manufacturers, including the Group, to face increased pricing pressure for their products. To the extent any price decline cannot be offset by further reduction of costs by the Group, its profit margin, financial condition and results of operations will suffer.

Global supply of PV Products has exceeded demand, which may continue and cause prices for PV Products to continue to decline

(g)	Prices for PV Products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of customer contracts. Global spot prices for PV Products have fluctuated significantly over the years. According to Solarbuzz LLC, an independent solar energy industry research company, solar-use polysilicon average spot prices were between approximately US$300 and US$380 per kilogram during the first half of 2008. With the onset of the global financial crisis in 2008 and the subsequent European sovereign debt crisis and global economic slowdown, solar-use polysilicon spot prices fell to approximately US$53 per kilogram during the first quarter of 2010, and continued to fall to US$30 per kilogram during the fourth quarter of 2011 and US$17 per kilogram during the fourth quarter of 2012. According to PVinsights, also an independent solar energy industry research company, solar-use polysilicon spot prices remained between approximately US$15 per kilogram and US$18 per kilogram in 2013 and between approximately US$20 per kilogram and US$22 per kilogram during the first half of 2014. Similarly, solar wafer prices fell to US$3.73per piece (each piece representing approximately 4.3 watts) in the fourth quarter of 2010, US$3.11 per piece in fourth quarter of 2011 and US$0.84 per piece in the fourth quarter of 2012, according to PVinsights. Solar wafer prices remained between approximately US$0.80 per piece and US$0.90 per piece in 2013 and approximately US$0.87 per piece and US$0.94 per piece during the first half of 2014. Solar module prices fell to US$1.71 per watt in the fourth quarter of 2010, US$1.03 per watt in fourth quarter of 2011 and US$0.66 per watt in the fourth quarter of 2012, according to PVinsights. Solar module prices remained between approximately US$0.65 per watt and US$0.73 per watt in 2013 and approximately US$0.64 per watt and US$0.69 per watt during the first half of 2014. The continued or sustained downward pressure on pricing along the solar power value chain have caused substantial damage to the PV industry, and may continue to materially and adversely affect the PV industry, and the Group in particular.

(h)	Declining prices of PV Products have had a negative impact on the net realisable value of the Group’s inventories and the Group has had to write down the carrying value of its inventories to the extent that they were greater than their net realisable value. For the years ended 31 December 2010, 2011 and 2012, there were recognised inventory write-downs of US$0.3 million, US$288.1 million and US$167.5 million, respectively, representing the amounts that the book value of the Group’s inventories exceeded their estimated net realisable values, primarily as a result of the decline in PV Product selling prices. In addition, for the years ended 31 December 2010, 2011 and 2012, there were recognised provisions for loss on firm purchase commitments of nil, US$27.6 million and US$10.7 million, respectively, which was determined by applying a methodology similar to that used to make inventory write-down. The Group estimates that it may have to recognise inventory write-downs for the year ended 31 December 2013 and for the six months ended 30 June 2014. The Group may also have to recognise provisions for loss on firm purchase commitments for the year ended 31 December 2013 and for the six months ended 30 June 2014. If PV Product prices remain depressed or continue to decline in the future, the Group’s gross margins will continue to be adversely affected and additional inventory write-downs and provision for loss on firm purchase commitments may have to be undertaken by the Group.

Competition from alternative solar and other renewable technologies

(i)	The Group has been focused on crystalline silicon solar technologies, and competes with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of the Group’s products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in R&D of proprietary solar technologies that may eventually produce PV Products at costs lower than those of crystalline silicon PV Products without compromising product quality.

(j)	The solar technologies in general also compete with other renewable energy technologies, such as biomass, hydroelectric, wind, and geothermal technologies, as well as nuclear power technologies, in addition to conventional power generation, for, among other things, government subsidies, market share, and public acceptance and support. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power industry could suffer and the Group’s business and results of operations may be adversely affected.

Litigation and US/EU anti-dumping

(k)	The Group and/or its directors and officers have been, and in the future may continue to be, involved in allegations, litigation or legal or administrative proceedings. Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in substantial legal and administrative expenses. Any such allegations, lawsuits or proceedings could have a material adverse effect on the Group’s business operations. Needless to say, unfavourable outcomes from these claims or lawsuits could adversely affect the business, results of operations, or financial condition of the Group.

(l)	U.S.-based manufacturers of PV Products have petitioned, and may continue to petition, the U.S. government for its initiation of anti-dumping and countervailing duty investigations against PV Products imported from the PRC into the U.S. The PRC PV manufacturers, including the Group, have been subject to anti-dumping and countervailing duties as a result. The European Union have also initiated anti-dumping and anti-subsidy investigations on PV Products from the PRC. The European Commission has imposed anti-dumping and anti-subsidy duties on such PV Products, including those made by the Group. In addition to the PV Products that have been sold directly to the U.S. and European markets, the Group supplies polysilicon and other components to other PRC-based PV product manufacturers who export their PV Products to the U.S. and European markets. Anti-dumping and/or countervailing duties imposed by the U.S. and/or European authorities have indirectly affected, and may continue to affect, the Group through the adverse impact on such PRC-based PV Product manufacturers. As the Group significantly relies on international markets for its products, any similar or other trade-related investigations and proceedings as well as any similar or other resulting anti-dumping and/or countervailing duties imposed by jurisdictions where the Group has directly or indirectly sold significant quantities of PV Products may result in a material adverse effect on business prospects, financial condition and results of operations of the Group.

NYSE de-listing

(m)	The ADSs have been listed on the NYSE since 1 June 2007, when LDK Solar completed its SEC-registered initial public offering. Over the years, the closing price of the ADSs on the NYSE rose as high as US$73.95 per ADS. On 21 February 2014, the NYSE suspended the trading of the ADSs and further suspended the listing of the ADSs on 31 March 2014. The ADSs have since been quoted on the OTC Pink Limited Information under the symbol “LDKSY” while suspended on the NYSE. The JPLs have requested a review of the NYSE’s decision to de-list LDK Solar’s ADSs, and a hearing originally scheduled for 26 June 2014 has now been rescheduled to 9 September 2014 at the request of the NYSE. If the appeal hearing is unsuccessful and the NYSE’s decision to de-list the ADSs becomes final, this will have an adverse impact on the ability of shareholders of LDK Solar to trade the ADSs in the public market and on the market price of the ADSs and the Shares. Such NYSE de-listing will also adversely impact the perception of LDK Solar in the eyes of investors, customers and suppliers, and is likely to have a material adverse effect on the future business prospects of LDK Solar.

(n)	Scheme Creditors should note that there is limited funding available for the Cash Option and that there are qualifications as to the availability of that funding. In the event that there is insufficient funding available to provide a Cash Option to the Senior Note Scheme Creditors or Preferred Obligation Scheme Creditors, the Cash Option may not be available to such Scheme Creditors. Under the Schemes, a Cash Option may only be provided to the Senior Note Scheme Creditors if the same amount of cash is made available to provide a Cash Option to the Preferred Obligation Scheme Creditors. Similarly, a Cash Option may only be provided to the Preferred Obligation Scheme Creditors if the same amount of cash is made available to provide a Cash Option to the Senior Note Scheme Creditors. LDK Solar will be obliged under the Schemes to provide a Cash Option to Ordinary Scheme Creditors. However, whereas the amount of cash that LDK Solar is required to make available to fund the Cash Option for the Ordinary Scheme Creditors is a fixed amount, the amount of Ordinary Cash Claims will vary depending on the amount of Ordinary Claims which are made before the Bar Date, the amount of those claims which are determined to be Admitted Ordinary Claims, and the number of holders of such Admitted Ordinary Claims who elect to receive the Cash Option. The amount of cash which is ultimately distributed to Scheme Creditors who have elected to receive the Cash Option may therefore be zero, in the case of the Senior Note Scheme Creditors and the Preferred Obligation Scheme Creditors, or equal to 5 c/$ on only part of their Admitted Claim in the case of the Ordinary Scheme Creditors who elect the Cash Option. Scheme Creditors who elect to receive the Cash Option may therefore be required to accept (and will be deemed to have elected) the Non-Cash Option in whole or in partial consideration for their agreements under the relevant Schemes including the release of exchange for their Scheme Claims, as currently contemplated in the Schemes.

(o)	Liquidity of the equity securities of LDK Solar and the market depth in the trading of the ADSs/Shares may be among the considerations of Scheme Creditors when considering whether to elect to receive the Scheme Consideration or the Cash Option, and therefore whether to become holders of the equity securities of LDK Solar. Scheme Creditors are warned of the associated risks, and should consider seeking professional advice, including as to whether to hold, liquidate or otherwise deal with their positions in LDK Solar’s securities.

Volatile market price of the ADSs/Shares

(p)	The market price of the ADSs/Shares has been and may continue to be volatile, particularly if an appeal to have the ADSs/Shares relisted on the NYSE is unsuccessful. Following the effective date of the Schemes, the market price of the ADSs/Shares may continue to experience significant volatility, which in turn may impact the trade price of the 2018 Convertible Bonds and the Preferred Convertible Bonds. Numerous factors, including many over which the Group has no control, may have a significant impact on the market price of the Non-Cash Scheme Consideration, including, among other things:

(i)	announcements of technological or competitive developments in the PV industry;

(ii)	regulatory developments in the Group’s target markets affecting the Group, its customers or competitors;

(iii)	announcements regarding patent litigation or the issuance of patents to the Group or its competitors;

(iv)	announcements of studies and reports relating to the PV efficiencies of the Group’s products or those of its competitors;

(v)	actual or anticipated fluctuations in quarterly operating results;

(vi)	changes in financial estimates or other material comments by securities analysts relating to the Group, its competitors or the industry in general;

(vii)	a breach or default, or the perception of a possible breach or default, under the Group’s outstanding loan agreements, credit facilities or other debt instruments, including but not limited to the Convertible Bonds;

(viii)	announcements by other companies in the Group’s industry relating to their operations, strategic initiatives, financial condition or performance or relating to the industry in general;

(ix)	announcements of acquisitions or consolidations involving industry competitors or industry suppliers or customers;

(x)	changes in the economic performance or market valuations of other PV technology companies;

(xi)	addition or departure of executive officers and key personnel;

(xii)	actual or perceived sales of additional Shares by LDK Solar or significant shareholders;

(xiii)	actual or perceived pledges of additional equity interest by significant shareholders, and the foreclosure or perceived foreclosure of such security interests, whether or not potentially resulting in a change of control; and

(xiv)	impact and development of any lawsuit or legal proceedings, currently pending or threatened, or that may be instituted in the future.

(q)	In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price and value of the Non-Cash Scheme Consideration, regardless of the Group’s operating performance. These factors, among others, could significantly depress the trading price of the Shares, ADSs, and the Convertible Bonds.

LDK Solar will not be able to pay dividends on the ADSs/Shares for the foreseeable future

(r)	Under the laws of the Cayman Islands, LDK Solar may only pay dividends out of its profits or its share premium account subject to LDK Solar’s ability to service its debts as they fall due in the ordinary course of its business. LDK Solar’s ability to pay dividends on the ADSs/Shares will therefore depend on its ability to generate sufficient profits. There can be no assurance that LDK Solar will ever declare dividends of any amount. LDK Solar has not historically paid any dividend. Future dividends, if any, will be at the discretion of the LDK Board and will depend upon the Group’s future operations and earnings, capital expenditure requirements, general financial condition, legal and contractual restrictions and other factors that the LDK Board may deem relevant. As LDK Solar is a holding company, it relies principally on dividends, if any, paid by its Subsidiaries to fund its dividend payments, if any, to its shareholders, and any limitation on the ability of its Subsidiaries to pay dividends could have a material adverse effect on LDK Solar’s ability to pay dividends.

Future issuances of equity or equity-linked securities or debt securities

(s)	LDK Solar may require additional funding to meet its working capital or capital expenditure requirements or in connection with its acquisitions or other transactions in the future. If LDK Solar raises such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of the then existing shareholders, including holders of the Convertible Bonds on an as-if converted basis. Sales of a substantial number of ADSs, Shares or other equity-linked securities in the public market could depress the market price of LDK Solar’s ADSs/Shares, and impair its ability to raise capital through the sale of additional equity or equity-linked securities. LDK Solar cannot predict the effect that future sales of its ADSs/Shares or other equity-linked securities would have on the market price of its ADSs, Shares, and the Convertible Bonds.

(t)	Alternatively, if the Group decides to meet its funding requirements by way of additional debt financing, to the extent it could do so in compliance with the various covenants and restrictions contained in existing financing arrangements, the Group may cause additional restrictions placed on it through such debt financing arrangements, which may:

(i)	limit the Group’s ability to pay dividends or require it to seek consents before dividends are paid;

(ii)	increase the Group’s vulnerability to general adverse economic and industry conditions;

(iii)	limit the Group’s ability to pursue its business strategies;

(iv)	require the Group to dedicate a substantial portion of its cash flow from operations to service its debts, thereby reducing the availability of cash flow to fund capital expenditures, working capital requirements and other general corporate needs; and

(v)	limit the Group’s flexibility in planning for, or reacting to, changes in its business and/or industry.

Compliance with environmental and safety regulations

(u)	The majority of the Group’s business operations are located in the PRC, and the Group is required to comply with all PRC national and local regulations regarding the protection of the environment and the safety of operations. The Group’s overseas subsidiaries are required to comply with national, federal and local regulations regarding the environmental protection and operational safety for their businesses in their respective jurisdictions. Compliance with environmental and safety regulation is expensive. The PRC government is adopting more stringent environmental protection and operational safety regulations and the costs of complying with these regulations are expected to increase. Although the Group has obtained all of the necessary approvals and permits for production facilities, there can be no assurance that the Group will be able to comply with all applicable environmental protection and operational safety requirements, and obtain all of the required governmental approvals and permits that may be or may become applicable to the Group on a timely basis. The relevant governmental authorities may impose fines for any non-compliance, set deadlines for rectification, and order the Group to cease construction or production if the Group fails to comply with their requirements.

(v)	The Group is also subject to the periodic production safety examinations and reviews in order to obtain or renew operational safety permits in the PRC. The Group’s operations, especially wafer manufacturing and polysilicon production, use complex and potentially hazardous equipment, such as chemical vapour deposition reactors, silicon tetrachloride thermal converters, and hydrochlorination reactors, DSS furnaces, squarers and wire saws, that requires skill and experience for safe operation. The Group also uses and discharges toxic, volatile and otherwise hazardous chemicals in its polysilicon production processes, for which the Group must register with the relevant PRC authorities and obtain the relevant safety permits before it may use such hazardous chemicals in its production processes, including a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. Although the Group has obtained all the necessary PRC operational safety permits for its current operations, the Group will not be able to renew such operational safety permits, if it fails to comply with present or future safety regulations in the PRC. Such failure may subject the Group to substantial fines or damages or the suspension of its production operations, which may harm its reputation and negatively affect its results of operations and financial condition.

Insurance and product liability

(w)	The Group is exposed to risks associated with product liability claims in the event that the use of its PV Products results in injury. Due to its limited historical experience, the Group is unable to predict whether product liability claims will be brought against the Group in the future or to predict the effect of any resulting adverse publicity on its business. The successful assertion of product liability claims against the Group could result in potentially significant monetary damages and require it to make significant payments. Moreover, the Group only carries limited product liability insurance coverage and may not have adequate resources to satisfy a judgment in the event of a successful claim. The Group does not carry any business interruption insurance. Based on the insurance products available in the PRC, even if the Group decided to take out business interruption coverage, such insurance as currently available offers limited coverage compared to that offered in many other jurisdictions. Any business disruption or natural disaster could result in substantial losses and diversion of the Group’s resources.

(x)	The Group has developed various production process-related know-how and technologies in the production of polysilicon, ingots, wafers, cells and modules. Know-how and technologies of this type play a critical role in quality control and cost reduction. In addition, the Group has on-going R&D programs with a view to continually developing techniques and processes that will improve its production efficiency and product quality. The Group’s intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining its competitive edge in the PV industry. The Group currently has 105 issued patents, and 91 patent applications pending globally. In addition, the Group also has two registered copyrights and three registered trademarks in the PRC. The Group relies primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect intellectual property and proprietary rights. Nevertheless, these afford only limited protection, and the actions that the Group may take to protect intellectual property and proprietary rights may not be adequate. Any failure to protect production process related know-how and technologies and/or intellectual property and proprietary rights may undermine the Group’s competitive position. Third parties may infringe or misappropriate the Group’s proprietary technologies or other intellectual property and proprietary rights. For instance, in April 2014, unauthorised third parties used the name of LDK Solar to solicit purchasers of OEM goods made of LDK Solar’s PV Products with no anti-dumping duties. Policing such unauthorised use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from the business, may be necessary to enforce intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights. There can be no assurance that the outcome of such potential litigation will be in the Group’s favour or that the Group will be able to effectively enforce any remedies available to it. An adverse determination in any such litigation or failure to enforce such remedies will impair intellectual property and proprietary rights and may harm the Group’s business, prospects and reputation.

Changes in the PRC political and economic policies

(y)	The PRC has been, and is expected to continue to be, the Group’s primary production base and currently most of the Group’s assets are located in the PRC. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a significant part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Recently, the PRC government has been contemplating and introducing in-depth structural reforms in the PRC in order to further transition the PRC economy into a market economy. Political, economic and social factors may also lead to further adjustments of the PRC reform measures, including its fiscal and monetary policies. This reform and adjustment process may not necessarily have a positive effect on the Group’s operations and future business development. The Group’s business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation, changes in government spending, and the imposition or lifting of restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations

(z)	The Renminbi is not a freely convertible currency at present. Although the PRC government has recently been trying to internationalise the Renminbi, it continues to regulate conversion between Renminbi and foreign currencies albeit within a wider foreign exchange trading band. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in the Group’s financing and operating plans in the PRC. Over the years, the PRC has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in the PRC, the Group’s onshore subsidiaries in the PRC may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the SAFE authorities by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the Group’s ability to service its foreign currency-denominated indebtedness and to distribute dividends to its shareholders in foreign currencies since, as a Cayman Islands holding company, the Group relies on its operating subsidiaries in the PRC to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments. Foreign exchange transactions by the PRC subsidiaries under capital accounts currently continue to be subject to significant foreign exchange controls. For example, the transfer of funds to the Group’s subsidiaries in the PRC is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between the Group and its PRC subsidiaries could restrict the Group’s ability to act in response to changing market conditions and limit its flexibility in the management of its cash flow and financings.

(aa)	While the PRC government has announced plans to internationalise the Renminbi, aiming to make it a trading currency, then an investment currency and finally a reserve currency, the Group may not necessarily benefit from such efforts. Were the Renminbi to become freely convertible, it may undergo unprecedented fluctuations driven by market forces of supply and demand, and the Group may have to devote significantly more human and other resources in managing assets, finances and cash flow denominated in Renminbi and in foreign currencies. As a result, the Group may be confronted with more uncertainties in its financing and business operations, its financial condition, results of operations and its business prospects may be adversely affected by such efforts to internationalise the Renminbi.

Uncertain legal environment in the PRC

(bb)	The Group’s principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are foreign-invested enterprises in the PRC and are subject to laws and regulations applicable to foreign investments in the PRC in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. While the PRC government, with its economic reform in 1978, has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade, its continued promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on the Group’s business and prospects. In addition, because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as LDK Solar, with investments in the PRC.

PRC labour laws and regulations

(cc)	The PRC labour laws and regulations have a direct impact on the Group’s business operations. The National People’s Congress, the PRC legislature, promulgated the Labour Contract Law of China, which became effective on January 1, 2008. This labour contract law, together with its implementation rules and regulations, aims at providing employees with greater protection in their employment relationships. For example, the labour contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month of the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. This labour law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labour-friendly legislation, the Group’s discretion in the hiring and termination process has been significantly curtailed, which could in turn affect overall labour costs and the Group’s ability to adjust labour needs in response to market changes. The Group’s business, financial condition and results of operations could therefore be adversely affected by these PRC labour laws and regulations.

Increases in electricity costs and electricity shortages

(dd)	The Group consumes a significant amount of electricity in its operations, and needs a constant supply of electricity to maintain optimal production conditions. If the necessary level of electricity supply is not maintained, this may lead to significant delays and disruptions in production. There have been electricity supply shortages in various regions across the PRC, especially during the summer peak season and in winter when the weather is inclement. Severe weather conditions have in the past gravely curtailed the electricity supply to the Group’s plants as a result of damage to some of the national grid lines in certain PRC provinces, including Jiangxi Province. Consequently, delays have been experienced in some shipments to customers and some of the shipments from suppliers as a result of highway closures and power outages in various parts of the PRC. There have been instances where high power-consuming industrial plants were required by the government to temporarily reduce or suspend operations to alleviate the burden on the power grid. Although backup power transformer substations have been installed on site at the Group’s production facilities, there can be no assurance that there will not be interruptions or shortages in electricity supply or that sufficient electricity will continue to be available in the future as requirements grow. Shortages in electricity supply may disrupt normal operations and adversely affect profitability.

(ee)	The Group historically enjoyed electricity usage subsidies from the local government in Xinyu City in support of production. For the years ended December 31, 2010, 2011 and 2012, electricity costs of approximately US$127.0 million, US$220.3 million and US$81.8 million were incurred, respectively, and electricity subsidies of US$35.8 million, US$66.2 million and US$18.9 million, respectively, were recorded. As a result, a net electricity cost of approximately US$91.2 million, US$154.1 million and US$62.9 million, respectively, was recorded for the same periods. In May 2010, China’s State Council and various PRC governmental agencies, including the National Development and Reform Commission of China (the “NDRC”) issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. The Group’s electricity subsidy arrangements were not approved by any PRC central government agency and were terminated as of June 30, 2011. In March 2013, the local Xinyu City government agreed to grant 1.5 billion kilowatt/hour electricity at preferential electricity rates for the year of 2013 in support of the Group’s productions, but there can be no assurance how much or whether the Group will be granted such benefits in 2014 or in the future on the basis of this arrangement. It is also possible that the Xinyu City government will have to terminate or reduce the current rates that it has agreed to grant to the Group as a result of the regulations and initiatives imposed by the PRC central government. To date, the Group has not received any request from any relevant government authority to amend or terminate its electricity rate arrangement. As the Group’s operations are energy intensive, and are highly dependent on continuous electricity supply, operations will be materially and adversely affected if electricity supply is interrupted or if electricity costs significantly increase upon expiration, termination or adjustment of the subsidy arrangements with the Xinyu City government.

Anti-takeover provisions could prevent a change of control

(ff)	Although the Articles of Association permit the Restructuring Transactions, they contain provisions that could delay, defer or prevent a change in control in the future that could be beneficial to the shareholders of LDK Solar. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the ADSs, Shares, and the Convertible Bonds. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer may be at a price above the then current market price of the ADSs, Shares, and the Convertible Bonds. These provisions provide that the LDK Board has authority, without further action by the shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption (subject to shareholder approval if so required under the Articles of Association) and liquidation preferences, any or all of which may be greater than the rights associated with the ADSs/Shares. If the LDK Board decides to issue such preferred shares, the price of the ADSs, the Shares, and the Convertible Bonds may fall and the voting and other rights of holders of the ADSs/Shares may be materially and adversely affected.

Cayman Islands laws on rights of shareholders more limited than US law

(gg)	Although LDK Solar has been an SEC-registered reporting foreign private issuer, with ADSs quoted on the OTC Pink Limited Information, LDK Solar is a Cayman Islands company and its corporate affairs are governed by the Articles of Association, the Companies Law and the common law of the Cayman Islands. The rights of LDK Solar’s shareholders to take action against the directors, actions that may be taken by minority shareholders and the fiduciary responsibilities of LDK Solar’s directors under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as those from the English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of shareholders and the fiduciary responsibilities of directors under the Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. In addition, some U.S. States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands, and Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

The resignation of Chairman Peng may impact on the operations of the Group or lead to a loss of stakeholder support

(hh)	Chairman Peng resigned as chairman of LDK Solar and from his executive and director positions with various subsidiaries of LDK Solar on 29 August 2014. In recognition of his many contributions to LDK Solar since its founding, Mr Peng has been appointed as Chairman Emeritus for LDK Solar. While Mr Peng will be retained as a senior consultant to LDK Solar and its subsidiaries, as founder of LDK Solar, Mr Peng has been integral to the growth of the Group. Mr Peng’s resignation may therefore lead to an unforeseen impact on the operations of the Group through trade customers and suppliers refusing to trade and deal with the Group. As Mr Peng has provided personal guarantees in respect of certain facilities provided by the Onshore Banks, Mr Peng’s resignation could also lead to the Onshore Banks deciding to withhold from providing future financial support to the Group.

PART 11

TAXATION

16.	TAX

The following is a high-level summary of certain material tax consequences relating to the Schemes and does not purport to be a complete analysis of all tax considerations relating to the Schemes and to all Scheme Creditors. The tax consequences set forth below in this high-level summary are based on the applicable law, regulations, court decisions, revenue rulings and administrative proceedings (which may not be binding) as of the date of this Explanatory Statement, and all of which are subject to change or changes in interpretation and are not intended to be exhaustive. Scheme Creditors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in tax consequences different from those discussed below. No representations are made regarding the tax consequences of the Schemes for any particular Scheme Creditor. This information is not a substitute for independent advice pertaining to the particular circumstances of the Scheme Creditors. Accordingly, Scheme Creditors are urged to consult their own tax advisers without delay with respect to the particular tax consequences to them of the Schemes, including the tax consequences under any applicable laws.

16.1	Cayman Islands Taxation

Scheme Companies

(a)	No adverse Cayman Islands tax implications will arise for either LDK Solar or LDK Silicon in connection with: (i) the release of the Senior Notes and payment of the Cash Out Amount and/ or the Non-Cash Scheme Consideration; (ii) the release of the Preferred Shares and the payment of the Cash Out Amount and/ or the Non-Cash Scheme Consideration; and (iii) the release of the Ordinary Claims and the payment of the Cash Out Amount and/ or the Non-Cash Scheme Consideration.

Senior Note Scheme Creditors

(b)	The release of the Senior Notes and receipt of the payment of the Cash Out Amount and/ or the Non-Cash Scheme Consideration will not trigger any adverse tax implications for Senior Note Scheme Creditors which are tax resident in the Cayman Islands.

16.2	United States Taxation

(a)	In the high-level summary below a reference to a “U.S. Holder” means a person with USD as its functional currency that is subject to U.S. federal income tax on a net basis and which is not also a shareholder or affiliate of LDK Solar. The high-level summary below also assumes that the Senior Notes are properly treated as debt for U.S. federal income tax purposes.

(b)	The high-level summary below is general in nature and might not address certain U.S. federal income tax consequences that would apply to a U.S. Holder based on such U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisors regarding the U.S. tax consequences to them of engaging in the transactions contemplated in the Schemes. The high-level summary below addresses only certain U.S. federal income tax issues and does not address any other U.S. federal taxes that might apply to the transactions contemplated under the Schemes. In addition, the high-level summary below does not address any state or local tax consequences that might apply to a U.S. Holder from engaging in the settlement of Senior Notes.

(c)	Any reference to “cash” in the high-level summary below means USD.

Senior Note Guarantors - Release of the Senior Note Guarantors

(d)	On the assumption that LDK Solar USA and LDK Solar Tech USA (the “U.S. Subsidiary Guarantors”) will be considered primary obligors under the Senior Notes and that the effective discharge of their guarantor obligations under the Senior Notes will occur pursuant to Chapter 11 U.S. bankruptcy proceedings, it is highly likely that the title 11 exclusion under US tax law would apply to any cancellation of indebtedness income resulting from the discharge of each U.S. Subsidiary Guarantor’s obligations as Subsidiary Guarantors on the Scheme Creditor Claims and in such circumstances the release of the guarantee would not result in any taxable income to the U.S. Subsidiary Guarantors for US tax purposes. However, this cannot be guaranteed.

Solar Companies – Partial waiver of the Intercompany Trade Receivables

(e)	As at 31 December 2013, SPI had outstanding intercompany payables totalling approximately US$46 million to entities within the Group, of which approximately US$13.2 million was owed to LDK Solar and US$33 million was owed to LDK International. SPI has since paid approximately US$11 million of the balance due to LDK Solar with the remaining sum paid to LDK Solar as part of the SPI Commitment.

(f)	Under a settlement agreement between SPI and LDK International, the balance of approximately US$33 million primarily consisting of trade receivables incurred for the purchase of solar panels and related materials will be partially waived (in the amount of US$ 18 million) and the balance of approximately US$ 15 million is to be repaid on or before 31 December 2014 (“Intercompany Trade Receivables”).

(g)	The partial waiver of the Intercompany Trade Receivables is expected to give rise to cancellation of indebtedness (“COD”) income in SPI. Generally, for the purposes of US federal income tax, COD income is required to be recognized as ordinary income in the year of discharge.

(h)	There are certain statutory exemptions under which such COD income is not required to be included in calculating gross income for US federal income tax purposes. However, it is not anticipated that any of these exemptions will apply in this situation.

(i)	Although SPI has significant net operating losses, it is not clear the extent to which such losses (if any) will actually be available to SPI in order to offset the COD income.

Senior Note Scheme Creditors – Restructuring of Senior Note Scheme Claims

(j)	If a U.S. Holder receives solely cash in final settlement of such U.S. Holder’s Senior Notes, the cash will be treated as received in final settlement of the U.S. Holder’s claims to principal and any legally accrued but unpaid interest on such U.S. Holder’s Senior Notes. The cash would likely be treated as having been received first in respect of the U.S. Holder’s claim to interest. A U.S. Holder’s receipt of cash in respect of a claim to accrued interest may represent ordinary income or a return of basis, depending on the extent (if any) to which such U.S. Holder has previously included this accrued interest in income under such U.S. Holder’s method of accounting for interest income. In addition, due to the fact that the Senior Notes are described as “RMB-denominated and USD-settled” notes, a U.S. Holder also may recognise foreign currency gains or losses (“section 988” gain or loss) on the receipt of cash in respect of accrued interest on the Senior Notes. Section 988 gain or loss is treated as ordinary income or loss, respectively.

(k)	A U.S. Holder should consult its tax advisor regarding the rules governing the realisation of section 988 gain or loss on the receipt of payments in respect of claims to accrued interest and principal on the Senior Notes, as well as other rules that might apply to determine the character, timing and other U.S. federal income tax consequences of the final settlement for cash of the Senior Notes in such U.S. Holder’s particular circumstances.

(l)	If a U.S. Holder receives a combination of the Cash Out Amount and the Non-Cash Scheme Consideration in final settlement of the U.S. Holder’s Senior Notes, the tax consequences to the U.S. Holder will depend in part on whether the transaction is treated as a “recapitalization” of LDK Solar under the applicable rules. If a U.S. Holder’s exchange of Senior Notes pursuant to the Schemes satisfies the conditions for a recapitalization, treatment of the exchange as a recapitalization is mandatory. U.S. Holders should consult their tax advisors regarding the possibility of treating the exchange of Senior Notes for a combination of cash, Scheme Shares and 2018 Convertible Bonds as a recapitalization.

(m)	If a U.S. Holder’s exchange of Senior Notes is treated as a recapitalization, such Holder would realise gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received (except that the amount realized attributable to any debt instrument received would be the “issue price” of the debt instrument as determined under the applicable rules) and (ii) the U.S. Holder’s adjusted tax basis in the Senior Notes surrendered in the exchange. However, the rules for recapitalizations would limit the amount of gain or loss recognized by a U.S. Holder. A U.S. Holder would not be permitted to recognise any loss on an exchange treated as a recapitalization. A U.S. Holder may recognise ordinary income (and perhaps section 988 gain or loss) in respect of any cash or other property received in respect of a claim to accrued interest on the Senior Notes surrendered in the exchange. Any gain realized by a U.S. Holder on the exchange also is required to be recognized and treated as ordinary income to the extent that such Holder realized section 988 gain on the exchange. In addition, a U.S. Holder that realizes gain on the exchange would recognise gain to the extent such Holder receives cash and other “boot.” For this purpose, the fair market value of the entire amount of Convertible Bonds received would be treated as boot if the Convertible Bonds are not treated as securities, whereas if the Convertible Bonds are otherwise treated as securities, the fair market value of any excess principal amount of Convertible Bonds received over the principal amount of Senior Notes surrendered would be treated as boot and not as securities received.

(n)	A U.S. Holder generally will have an initial basis in any securities received in a recapitalization equal to such U.S. Holder’s basis in the Senior Notes surrendered, decreased by the amount of cash and the fair market value of any boot received, and increased by the amount of gain recognized. In the case of any Convertible Bonds received by a U.S. Holder as boot, the U.S. Holder’s initial tax basis in such Convertible Bonds might differ from their “issue price” as determined under the relevant rules.

(o)	If a U.S. Holder’s exchange of Senior Notes is not treated as a recapitalization, such U.S. Holder should be treated as having entered into a final taxable settlement of the Senior Notes surrendered. In that case, the U.S. Holder’s “section 1001” gain or loss should be equal to the difference between (i) the amount of cash received plus the fair market value of any New Shares and the issue price of any Convertible Bonds received, and (ii) the U.S. Holder’s adjusted tax basis in the Senior Notes surrendered. A U.S. Holder would realise section 988 gain or loss to the same extent as would be the case if such U.S. Holder had received solely cash in settlement of the U.S. Holder’s Senior Notes. A U.S. Holder’s initial basis in any New Shares would be the fair market value of those shares, and the initial basis in any Convertible Bonds received should be their issue price.

(p)	A U.S. Holder that acquires shares of LDK Solar in exchange for Senior Notes may be required to file certain information returns with the IRS regarding such acquisition. U.S. Holders should consult their tax advisors regarding any possible information reporting requirements that might result from participating in an exchange contemplated under the Schemes.

Ordinary Scheme Creditors - Restructuring of the Ordinary Claims

(q)	The U.S. federal income tax consequences to a U.S. Holder of settling an Ordinary Claim under the terms of the Schemes will depend on a range of factors and circumstances, including the circumstances in which the Ordinary Claim was incurred and the specific nature and terms of such Ordinary Claim.

(r)	Accordingly, and given the uncertainties regarding the possible characterizations of Ordinary Claims, a U.S. Holder of an Ordinary Claim should consult its tax advisor regarding the U.S. federal income tax consequences of exchanging an Ordinary Claim pursuant to the Schemes.

16.3	German Taxation

Senior Note Guarantors - Release of the Senior Note Guarantors

(a)	The German tax implications associated with the proposed release of the guarantee will generally depend on, and follow, the accounting treatment.

(b)	There are strong grounds to support the position taken by LDK Trading that no provision for the purposes of German tax in connection with any potential payment under the guarantee. In such situation, the release of the guarantee would not give rise to any adverse German tax implications. However, this cannot be guaranteed.

Senior Note Scheme Creditors - Restructuring of the Senior Note Scheme Claims

(c)	The following high-level summary assumes that the Senior Notes are held by Senior Note Scheme Creditors which are resident in Germany and that the Senior Notes are properly treated as debt for German income tax purposes.

Individual investors which hold Senior Notes as private assets

(d)	The payment of cash in exchange for the Senior Notes would be considered as a taxable event for German tax purposes. Further, both the exchange of the Scheme Shares (debt-equity-swap) and the exchange of the Senior Notes for 2018 Convertible Bonds should generally be considered as a taxable event for German tax purposes.

(e)	In respect of the exchange into 2018 Convertible Bonds, as the principal rights/obligations of the Senior Notes are different to the principal contractual rights/obligations of the 2018 Convertible Bonds (e.g. interest rate, conversion feature, maturity, security package), the 2018 Convertible Bonds may not be considered “identical” from an economic perspective with the Senior Notes, so that the exchange from Senior Notes into 2018 Convertible Bonds could lead to a taxable event.

(f)	As a consequence of the above, Cash Out Amount and/ or the Non-Cash Scheme Consideration results in a gain being realised by the investor, such gain would generally be subject to a 26.375% flat rate withholding tax (Abgeltungsteuer) (individual income tax at 25% plus solidarity surcharge at 5.5% on individual income tax).

(g)	Church Tax could also be triggered in cases where the individual is member of a registered church at a rate of 8% or 9% (depending on the place of residence of the individual and the church the individual belongs to).

(h)	Any losses resulting from the exchange of the Senior Notes could only be set off with other income from capital subject to certain limits (i.e. not with other sources of income).

Individual investors which hold Senior Notes as business assets

(i)	In cases where individual investors hold the Senior Notes as business assets (e.g. held as assets of a German commercial business or trading partnership with individual partners), any capital gain resulting from the payment of the Cash Out Amount and/ or the Non-Cash Scheme Consideration in exchange for the Senior Notes would be subject to individual income tax, solidarity surcharge and trade tax in Germany.

(j)	The capital gain would be subject to the individual income tax at the rate applicable to the relevant taxpayer (progressive tax rates between 14% to 45%; plus solidarity surcharge of 5.5% on individual income tax). The gain would also be subject to trade tax. The trade tax rate varies depending on the location of the business in Germany but would be at a rate of least 7%. Trade tax paid can be credited against the individual income tax subject to certain limitations.

(k)	Any loss resulting from the exchange of the Senior Notes is generally deductible for German individual income tax and trade tax purposes.

Corporate investors which hold Senior Notes

(l)	Any capital gain resulting from the payment of the Cash Out Amount and/ or the Non-Cash Scheme Consideration in exchange for the Senior Notes would generally be subject to corporate income tax, solidarity surcharge and trade tax in Germany.

(m)	The capital gain would be subject to corporate income tax at a rate of 15% plus 5.5% solidarity surcharge on corporate income tax (in total 15.825%). The gain is also subject to trade tax, the trade tax rate depending on the location of the entity in Germany (and a minimum trade tax rate of 7%).

(n)	Any loss resulting from the exchange of the Senior Notes is generally deductible for German corporate income tax and trade tax purposes.

Ordinary Scheme Creditors - Restructuring of the Ordinary Claims

(o)	If the Ordinary Claim is properly treated as debt for German income tax purposes, then the tax implications discussed in the section “Senior Note Scheme Creditors - Restructuring of the Senior Note Scheme Claims” above. If the Ordinary Claim is treated as equity, the consequences to the German claimholder could be materially different.

16.4	Hong Kong Taxation

Preferred Obligors and Senior Note Guarantors - Release of the Senior Note Guarantors and the Preferred Obligors

(a)	In broad terms, the Hong Kong tax implications associated with the proposed release of the guarantees will be determined by the position shown in the relevant Hong Kong commercial accounts. On the understanding that the relevant Hong Kong commercial accounts have not included a provision for payment under any guarantee and that the release of the guarantee will also not have any impact in such accounts, it is not anticipated that any adverse Hong Kong Profits Tax implications will arise for either the Preferred Obligors or the Senior Note Guarantors from the release of the relevant guarantees.

Scheme Companies - Restructuring of the Preferred Share Scheme Claims

(b)	LDK Silicon should have good grounds to argue that any gain realised on the release of the Preferred Obligation Scheme Claims either did not arise from the carrying on of its business in Hong Kong or capital in nature and hence not within the scope of Hong Kong Profits Tax. However, this cannot be guaranteed.

Senior Note Scheme Creditors - Restructuring of the Senior Note Scheme Claims

(c)	The following high-level summary assumes that the Senior Notes (i) are held by Senior Note Scheme Creditors which are individuals or corporations which carry on business in Hong Kong, (ii) have been acquired and held by the Hong Kong Senior Note Scheme Creditors for long term investment purposes, and (iii) are properly treated as debt for Hong Kong Profits Tax purposes.

(d)	If a Senior Note Scheme Creditors receives solely cash in final settlement of such holder’s Senior Notes, the cash would be treated as received in final settlement of such holder’s claims to principal and any legally accrued but unpaid interest on such holder’s Senior Notes. Any loss realised by the Senior Note Scheme Creditor on the final settlement of such holder’s Senior Notes principal would be considered capital in nature and therefore non-deductible for Hong Kong Profits Tax purposes.

(e)	Similarly, if a Senior Note Scheme Creditor receives a combination of the Cash Out Amount and the Non-Cash Scheme Consideration in final settlement of such holder’s Senior Notes, any loss (if any) realised by such holder on the final settlement of such holder’s Senior Notes principle would be considered capital in nature and therefore non-deductible for Hong Kong Profits Tax purposes.

(f)	The current prevailing Hong Kong Profits Tax rate is 16.5%.

Preferred Obligation Scheme Creditors - Restructuring of the Preferred Obligation Scheme Claims

(g)	The following high-level summary assumes that the Preferred Obligations (i) are held by Preferred Obligation Scheme Creditors which are corporations which carry on business in Hong Kong, and (ii) have been acquired and held by the Hong Kong Preferred Obligation Scheme Creditors for long term investment purposes.

(h)	If a Preferred Obligation Scheme Creditor receives solely cash in final settlement of such holder’s Preferred Obligations, any loss realised by such holder on the final settlement of such holder’s Preferred Obligations principal should be considered capital in nature and therefore non-deductible for Hong Kong Profits Tax purposes.

(i)	Similarly, if a Preferred Obligation Scheme Creditor receives a combination of the Cash Out Amount and the Non-Cash Scheme Consideration in final settlement of such holder’s Preferred Obligations, any loss (if any) realised by such holder on the final settlement of such holder’s Preferred Obligations principal would be considered capital in nature and therefore non-deductible for Hong Kong Profits Tax purposes.

Ordinary Scheme Creditors - Restructuring of the Ordinary Claims

(j)	The Hong Kong tax consequences to a Ordinary Scheme Creditor of settling an Ordinary Claim under the terms of the Schemes will depend on a range of factors and circumstances, including the circumstances in which the Ordinary Claim was incurred and the specific nature and terms of such Ordinary Claim.

(k)	Accordingly, and given the uncertainties regarding the possible characterizations of Ordinary Claims, a Hong Kong Ordinary Scheme Creditor should consult its tax advisor regarding the Hong Kong tax consequences of exchanging an Ordinary Claim pursuant to the Schemes.

16.5	PRC Taxation

Preferred Obligors - Release of the Preferred Obligors

(a)	In broad terms, the PRC corporate income tax implications associated with the proposed release of the guarantee will be determined by the position shown in the relevant PRC commercial accounts. On the understanding that the relevant PRC commercial accounts have not included a provision for payment under any guarantee and that the release of the guarantee will also not have any impact in such accounts, it is not anticipated that any adverse PRC corporate income tax implications will arise for the Preferred Obligors from the release of the guarantee.

Preferred Obligation Scheme Creditors - Restructuring of the Preferred Share Scheme Claims

(b)	For the purposes of the high-level summary below, a “PRC Preferred Share Scheme Creditor” means a Preferred Share Scheme Creditor which is a PRC incorporated company.

(c)	If a PRC Preferred Share Scheme Creditor receives solely cash in final settlement of such holder’s Preferred Shares, any loss realised by a PRC Preferred Share Scheme Creditor on the final settlement of such holder’s Preferred Shares (i.e., the difference between value of the cash received and the original value of the debt/equity investment) should be tax deductible for PRC corporate income tax purposes as the tax classification generally follows the accounting treatment. However, pursuant to the Announcement No.25 issued by the State Administration of Taxation (“SAT”) in 2011, such holder would need to submit a special filing to its in-charge PRC tax authority in relation to such debt/equity investment loss in order to claim tax deduction for PRC corporate income tax purposes.

(d)	Similarly, if a PRC Preferred Share Scheme Creditor receives a combination of cash, New Shares and Convertible Bonds (but not solely cash) in final settlement of such holder’s Preferred Shares, any loss (if any) realised by a PRC Preferred Share Scheme Creditor on the final settlement would be tax deductible for PRC corporate income tax purposes, subject to the abovementioned special filing requirements pursuant to the Announcement No.25 issued by the SAT in 2011. It may be possible to defer the tax treatment of the conversion of debt into equity provided certain conditions are satisfied (e.g., the PRC tax authority considers there to be reasonable commercial purposes and its main purpose is not for reducing, avoiding or deferring tax payments, etc.). Under such deferral treatment, neither gains nor losses derived from the debt restructuring would be temporarily deferred and the tax basis of the new equity investment determined according to the original value of the debt.

(e)	The current PRC corporate income tax rate is 25% (15% where eligible for preferential tax rate).

16.6	Luxembourg Taxation

Senior Note Guarantors - Release of the Senior Note Guarantors

16.7	The Luxembourg tax implications associated with the proposed release of the guarantee will depend on, and follow, the accounting treatment.

16.8	On the understanding that LDK Solar Europe has never recognised a provision for payment under the guarantee in its commercial accounts, and that the release of the guarantee will also not have any impact in such accounts, it is not anticipated that the release of the guarantee will trigger any Luxembourg direct tax consequences.

16.9	Spanish Taxation

Senior Note Guarantors - Release of the Senior Note Guarantors

(a)	The Spanish tax implications associated with the proposed release of the guarantee will depend on, and follow, the accounting treatment.

(b)	On the understanding that LDK Solar Spain has never recognised a provision for payment under the guarantee in its commercial accounts, and that the release of the guarantee will also not have any impact in such accounts, no taxable income should arise for LDK Solar Spain as a result of the release.

16.10	Italian Taxation

Senior Note Guarantors - Release of the Senior Note Guarantors

(a)	The Italian tax implications associated with the proposed release of the guarantee will depend on, and follow, the accounting treatment adopted in relation to the transaction.

(b)	On the understanding that LDK Solar Italy has never recognised a provision for payment under the guarantee in its commercial accounts, and that the release of the guarantee will also not have any impact in such accounts, no tax implications should arise for LDK Solar Italy as a result of the release.

APPENDIX 1

(DEFINITIONS AND INTERPRETATION)

1.	DEFINITIONS AND INTERPRETATION

Definitions

In this Explanatory Statement:

“2006 Stock Incentive Plan”	means the stock incentive plan referred to in paragraph 14.13(f) of Part 9 (Overview of the Group) and Appendix 20 (Actual or threatened legal proceedings against Group Companies) of this Explanatory Statement;

“2013 Stock Incentive Plan”	means the stock incentive plan referred to in paragraph 14.13(g) of Part 9 (Overview of the Group) and Appendix 20 (Actual or threatened legal proceedings against Group Companies) of this Explanatory Statement;

“2012 Annual Report”	means the annual report on Form 20-F of LDK Solar pursuant to section 13 or 15(d) of the US Securities Exchange Act for the fiscal year ended 31 December 2012;

“2018 Convertible Bond Indenture”	means the indenture relating to the 2018 Convertible Bonds to be entered into between, amongst others, LDK Solar and the 2018 Convertible Bond Trustee;

“2018 Convertible Bonds”	means the new series of 5.535 per cent. senior convertible bonds due 2018 to be issued by LDK Solar to the Senior Note Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“2018 Convertible Bond Trustee”	means The Bank of New York Mellon in its capacity as trustee under the 2018 Convertible Bond Indenture;

“Accepted”	means in relation to an Ordinary Claim, the acceptance by the Scheme Supervisors of the Ordinary Claim (or part thereof) without dispute or, where applicable, the acceptance or determination of such Ordinary Claim (or part thereof) in accordance with the Dispute Proceedings;

App 1 - 1

“Account Holder”	means in relation to a person holding interests in the Senior Notes, a participant in the Clearing Systems whose interest in the Senior Global Note is recorded directly in the books or other records maintained by the Clearing Systems under their electronic systems, as at the Record Time;

“Account Holder Letter”	means an Account Holder Letter and Ballot or a CN Account Holder Letter;

“Account Holder Letter and Ballot”	means the form of account holder letter and ballot set out in the Senior Solicitation Packet and “Account Holder Letters and Ballots” shall be construed accordingly;

“Ad Hoc Committee”	means Orchard Centar Master Limited, Orchard Makira Master Limited, BFAM Asian Opportunities Master Fund, LP, Nomura Principal Investments Asia Limited and D.E. Shaw Galvanic International, Inc.;

“Ad Hoc Committee Advisers”	means Houlihan, R&G and Harneys;

“Adjusted Deemed Ordinary Cash Claim”	means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable E in the formula:

E = (F / G) *H

where:

F is equal to the Available Top-up Cash Consideration;

G is equal to the aggregate amount of Deemed Ordinary Cash Claims; and

H is equal to that Admitted Ordinary Scheme Creditor’s Deemed Ordinary Cash Claim;

provided that E shall not be greater than H;

“Adjusted Deemed Ordinary Non-Cash Claim”	means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable A in the formula:

A = (B / C) * D

where:

B is equal to the Available Top-up Non-Cash Consideration;

App 1 - 2

C is equal to the aggregate amount of Deemed Ordinary Non-Cash Claims; and

D is equal to that Admitted Ordinary Scheme Creditor’s Deemed Ordinary Non-Cash Claim;

provided that A shall not be greater than D;

“Adjusted Ordinary Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable r in the formula:

r = (t / z) * c

where:

t is equal to the Maximum Ordinary Cash Claims;

z is equal to the aggregate amount of Ordinary Cash Claims; and

c is equal to that Admitted Ordinary Scheme Creditor’s Ordinary Cash Claim;

provided that r shall not be greater than c;

“Adjusted Ordinary Non-Cash Claim”	means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable s in the formula:

s = (p / q) * h

where:

p is equal to the Maximum Ordinary Non-Cash Claims;

q is equal to the aggregate amount of Ordinary Non-Cash Claims; and

h is equal to that Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim;

provided that s shall not be greater than h;

“Adjusted Preferred Cash Claim”	means, in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the variable u in the formula: u = (y /w) * k where: y is equal to the Maximum Senior Preferred Cash Claims;

App 1 - 3

w is equal to the aggregate amount of Preferred Cash Claims; and k is equal to that Preferred Obligation Scheme Creditor’s Preferred Cash Claim; provided that u shall not be greater than k;

“Adjusted Senior Cash Claim”	means, in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the variable m in the formula:

m = (b / n) * l

where:

b is equal to the Maximum Senior Note Cash Claims;

n is equal to the aggregate amount of Senior Note Cash Claims; and

l is equal to that Senior Note Scheme Creditor’s Senior Note Cash Claim;

provided that m shall not be greater than l;

“Admitted Ordinary Claim”	means in relation to an Ordinary Claimant, the Accepted amount of its Ordinary Claims calculated as at the Record Time;

“Admitted Ordinary Scheme Creditors”	means the holders of the Admitted Ordinary Claims as at the Record Time;

“ADSs”	means American depositary shares, each currently representing one Share;

“Advisers”	means, Campbells, Harney Westwood & Riegels, Houlihan Lokey (Europe) Limited, Jefferies LLC, Lucid Issuer Services Limited, Mayer Brown JSM, Ropes & Gray LLP, Sidley Austin LLP, and Zolfo Cooper LLP;

“Affiliates”	means, in relation to any person, its current and former direct and indirect subsidiaries, subsidiary undertakings, parent companies, holding companies, partners, equity holders, members and managing members, and any of their respective current and former direct and indirect subsidiaries, subsidiary undertakings, parent companies, holding companies, partners, equity holders, members and managing members;

App 1 - 4

“Agreed Convertible Bond Ratio”	means, in relation to a Qualifying Scheme Claim, the percentage equal to 100% minus the Agreed Share Ratio elected or deemed to have been elected by the relevant Qualifying Scheme Creditor in relation to that Qualifying Scheme Claim;

“Agreed Share Ratio”	means the percentage of the relevant Qualifying Scheme Claim elected or deemed to have been elected by the relevant Qualifying Scheme Creditor in its Capitalisation Request Form, being, in the case of the Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors, no lower than 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim and, in the case of the Admitted Ordinary Scheme Creditors, equal to 15% of the relevant Qualifying Scheme Claim;

“Allowed Proceedings”	means any Proceeding by a Scheme Creditor to enforce its rights under the Schemes where either of the Scheme Companies, fails to perform its obligations under or in connection with the Schemes;

“Amended Interim Funding Agreement”	means the promissory note pursuant to which HRX provided US$3 million of interim funding to the JPLs, a copy of which is at Appendix 22 (Amended Interim Funding Agreement);

“Apollo”	means Apollo Asia Investment Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 249985 and an investment fund affiliated with Bank of China Limited;

“Apollo Guarantee”	means the deed of guarantee dated 9 March 2011 between Mr Xiaofeng Peng and the holders of the Preferred Obligations;

“April 2014 Order”	means the order made by the Grand Court on 2 April 2014, a copy of which is at Appendix 3 (April 2014 Order);

App 1 - 5

“Articles of Association”	means the articles of association of LDK Solar in effect as at the date hereof;

“ASP”	means average selling price;

“August 2014 Order”	means the order of the Grand Court dated 11 August 2014, a copy of which is at Appendix 6 (August 2014 Order) of this Explanatory Statement;

“Available Ordinary Cash Amount”	means the amount of cash, if any, that the Scheme Supervisors determine is available to fund the Ordinary Cash Out Amount;

“Available Preferred Cash Amount”	means the amount of cash, if any, (not being less than the Available Senior Cash Amount) that the Scheme Supervisors determine is available to fund the Preferred Obligation Cash Out Amount;

“Available Senior Cash Amount”	means the amount of cash, if any, (not being less than the Available Preferred Cash Amount) that the Scheme Supervisors determine is available to fund the Senior Notes Cash Out Amount;

“Available Top-Up Cash Consideration”	means an amount equal to the Maximum Ordinary Cash Claims less the aggregate amount of Ordinary Cash Claims, or if lower than zero, zero;

“Available Top-Up Non-Cash Consideration”	means an amount equal to the Maximum Ordinary Non-Cash Claims less the aggregate amount of Ordinary Non-Cash Claims, or if lower than zero, zero;

“Bar Date”	means 4pm Cayman Islands time on the date 21 days after the Effective Date as notified pursuant to Clause 17.2 of the Schemes, being the last date for submission of a Claim Form in relation to an Ordinary Claim;

“Bankruptcy Code”	means Title 11 of the United States Code, as in effect on the Petition Date, together with any amendments and modifications thereto that may subsequently be made applicable to the Chapter 11 Cases;

“Bankruptcy Court”	means the United States Bankruptcy Court for the District of Delaware;

App 1 - 6

“Best Solar”	means Best Solar Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 203789 and wholly owned by LDK New Energy;

“Business Day”	means any day on which banks are open for business generally in Hong Kong, New York and the Cayman Islands;

“CAI”	means CAI Global Master Fund, L.P., a limited partnership registered under the laws of the Cayman Islands;

“CAI Loan”	means a Hong Kong law governed unsecured term loan facility agreement dated 12 April 2013 between CAI and LDK Solar;

“CAI Proceedings”	means the claim asserted by CAI against LDK Solar in the High Court, being proceedings with Action No. 2151 of 2013;

“Campbells”	means Campbells, a Cayman Island Partnership;

“Capitalisation Request Forms”	means the form attached to the Account Holder Letter or Proxy Form by which a Scheme Creditor may elect to receive the Cash Out Amount or the Non-Cash Scheme Consideration, and, if the latter, its Agreed Share Ratio;

“Cash Deficit”	means a Preferred Cash Deficit, an Ordinary Cash Deficit or a Senior Cash Deficit as applicable;

“Cash Option”	means the “Cash Option” that Qualifying Scheme Creditors can elect in the Capitalisation Request Form in order for Qualifying Scheme Creditors to receive any entitlement to the Cash Out Amount;

“Cash Out Amount”	means a Senior Note Cash Out Amount, a Preferred Obligation Cash Out Amount and/or an Ordinary Cash Out Amount as applicable;

“Cathay”	means Cathay Bank, a banking corporation incorporated with limited liability under the laws of the State of California;

“Cathay Loan”	means a loan from Cathay in the original principal amount of US$9,000,000 granted to SPI;

App 1 - 7

“Cayman Scheme”	means the LDK Solar Cayman Scheme and the LDK Silicon Cayman Scheme;

“Cayman Scheme Companies”	means LDK Solar and LDK Silicon;

“Cayman Scheme Meetings”	means the LDK Silicon CI Preferred Meeting, the LDK Solar CI Preferred Meeting, the CI Senior Note Meeting and the LDK Solar CI Ordinary Meeting;

“Cayman Scheme Steps”	has the meaning given to it in Clause 16 of the Cayman Scheme;

“CDB”	means China Development Bank Corporation, a state-owned banking corporation incorporated with limited liability under the laws of the PRC;

“CDBCC”	means China Development Bank Capital Corporation Limited, a state-owned company incorporated with limited liability under the laws of China and wholly owned by CDB;

“CDB International”	means China Development Bank International Holdings Limited, a company incorporated with limited liability under the laws of Hong Kong registered with the HK Registrar of Companies under CR No. 1588833 and an affiliate of CDB and CDBCC;

“CDB Hong Kong”	means China Development Bank Corporation, Hong Kong Branch;

“CDB Jiangxi”	means China Development Bank Corporation, Jiangxi Branch and an affiliate of CDB and CDBCC;

“Certificated Note”	means the individual certificated notes in fully registered form which LDK Solar may be obliged to issue in exchange for the Senior Global Note in the circumstances set out in Section 2.6(c) of the Senior Note Indenture;

“Chairperson”	means the chairperson of the Scheme Class Meetings;

“Chapter 7 Proceeding”	means a proceeding under Chapter 7 of Title 11 of the Bankruptcy Code;

“Chapter 11 Cases”	means any proceedings in respect of the implementation of the Chapter 11 Plan;

App 1 - 8

“Chapter 11 Meetings”	means the meetings of the Senior Note Scheme Creditors in relation to the Chapter 11 Plan;

“Chapter 11 Plan”	means the filing by the US Senior Note Guarantors of voluntary petitions under Chapter 11 of Title 11 of the Bankruptcy Code in the Bankruptcy Court;

“Chapter 15 Scheme Order”	means an order of the Bankruptcy Court recognising and giving effect to certain aspects of the compromise and arrangement set out in the LDK Solar Cayman Scheme including the release of LDK Solar under Clause 41 of the Cayman Schemes;

“CI Preferred Scheme Meetings”	means the LDK Solar CI Preferred Meeting and the LDK Silicon CI Preferred Meeting;

“CI Senior Note Meeting”	means a meeting of the Senior Note Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“Claim”	means all and any actions, causes of action, claims, counterclaims, suits, debts, sums of money, accounts, contracts, agreements, promises, contribution, indemnification, damages, judgments, executions, demands or rights whatsoever or howsoever arising, whether present, future, prospective or contingent, known or unknown, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether arising at common law, in equity or by statute in or under the laws of Hong Kong, New York, the Cayman Islands or under any other law or in any other jurisdiction howsoever arising, and “Claims” shall be construed accordingly;

“Claim Form”	means the form to be completed, on the Scheme Website or on paper, by Ordinary Scheme Creditors or their duly authorised agents, setting out the details of their Ordinary Claims against LDK Solar;

“Clearing Systems”	means Euroclear, Clearstream and DTC;

App 1 - 9

“Clearing System Instruction”	means an instruction to the Clearing Systems in substantially the form set out in Schedule 6 of the Schemes;

“Clearstream”	means Clearstream Banking, société anonyme;

“CNs”	means LDK Solar’s 4.75% Convertible Senior Notes due 2013;

“CN Account Holder”	means any person holding an interest in the CNs on behalf of the CN Holders, a participant in the Clearing Systems whose interest in the CN Global Notes is recorded directly in the books or other records maintained by the Clearing Systems under their electronic systems, as at the Record Time;

“CN Account Holder Letter”	means the form of account holder letter set out in the Ordinary Solicitation Packet, and “CN Account Holder Letters” shall be construed accordingly;

“CN Clearing Instruction”	means an instruction to the Clearing Systems in substantially the form set out in Schedule 7 to the Schemes;

“CN Global Notes”	means the global notes in respect of the CNs;

“CN Holder”	means a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems at the Record Time and who has a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs, but who has not entered into a CN Settlement Agreement;

“CN Indentures”	means the indentures dated 15 April 2008 and 29 December 2010 as amended and supplemented, entered into by LDK Solar, The Bank of New York Mellon as Trustee, Securities Agent Registrar (each as defined therein);

“CN Intermediaries”	means a person (other than a CN Account Holder) who holds an interest in the CN Global Notes on behalf of another person or other persons;

“CN Maturity Date”	means 15 April 2013;

“CN Registrar”	means The Bank of New York Mellon, as registrar under the CN Indentures;

App 1 - 10

“CN Settlement Agreement”	means any agreement entered into between LDK Solar and a person interested in CNs by which such person agreed to a settlement, composition, arrangement, compromise, restructuring, postponement or forbearance in relation to the obligations of LDK Solar under or in relation to the CNs, or that person’s rights (whether actual or contingent) in respect thereof, including those agreements listed at Appendix 34 of the Explanatory Statement;

“CN Trustee”	means the Bank of New York Mellon, as Trustee under the CN Indentures;

“CN Trustee Instruction”	means an instruction to the CN Trustee in substantially the form set out in Schedule 1 of the Schemes or any such other form as the CN Trustee may reasonably accept;

“Combined Surplus”	means the amount, if any, remaining after deducting the aggregate Senior Note Cash Out Amount and the aggregate Preferred Obligation Cash Out Amount from the sum of the Available Senior Cash Amount and the Available Preferred Cash Amount;

“Comfort Letters”	means the letters from LDK Solar addressed to Sunways dated 15 July 2012, 2 October 2012 and 21 November 2012;

“Common Depositary”	means The Bank of New York Mellon, London Branch, as common depositary for the Senior Clearing Systems in respect of the Senior Notes;

“Common Depositary Instruction”	means an instruction to the Common Depositary in substantially the form set out in Schedule 2 to the Schemes;

“Communications Policy”	means the communications policy as set out in Section 5 (Communications Policy) at page 37 of this Explanatory Statement;

“Companies Law”	means the Companies Law (2013 Revision) as applicable in the Cayman Islands;

“Companies Ordinance”	means the Companies Ordinance (Cap 622) (as amended) as applicable in Hong Kong;

“Company” or “LDK Solar”	means LDK Solar CO., Ltd. (in provisional liquidation), an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands on 1 May 2006 with registered number 166736;

App 1 - 11

“Conditions”’	means the conditions to the Schemes set out in Clause 38 of the Schemes and described in paragraph 7.12(a) of Part 2 (Introduction to the Schemes) of this Explanatory Statement;

“Consenting Preferred Obligation Scheme Creditor”	means a Preferred Obligation Scheme Creditor who has executed the Preferred RSA;

“Consenting Senior Note Scheme Creditor”	means a Senior Note Scheme Creditor who has executed the Senior Note RSA;

“Contract”	means the contract dated 19 November 2010 concerning the sale and purchase of the Machines, as described in paragraph 6.3(hh) of Part 2 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement;

“Convertible Bond Indenture”	means each of the 2018 Convertible Bond Indenture and the Preferred Convertible Bond Indenture relating to the relevant Convertible Bonds;

“Convertible Bonds”	means the 2018 Convertible Bonds and the Preferred Convertible Bonds;

“Convertible Bond Entitlement Amount”	means in respect of a Qualifying Scheme Creditor an amount equal to the product of that Qualifying Scheme Creditor’s Non-Cash Entitlement and its applicable Agreed Convertible Bond Ratio;

“Court Orders”	means the Grand Court Orders and the High Court Orders;

“Custody Instructions”	means any instructions to be given by any relevant Account Holder or CN Account Holder to the relevant Clearing System in which any relevant Senior Notes or CNs are held instructing that Clearing System to block those Senior Notes or CNs in accordance with the instructions contained in this Explanatory Statement;

“Custody Instruction Deadline”	means 11:00 am (Cayman Islands time), 10 October 2014;

“Dataroom”	means LDK Solar’s electronic dataroom;

App 1 - 12

“Debtor”	means, individually or collectively, the debtors and debtors in possession being, LDK Solar Systems, Inc, LDK Solar USA and LDK Solar Tech USA;

“Deed of Release” or “Deeds of Release”	means the forms of deeds of release between LDK Solar, LDK Silicon, LDK Silicon Holding, the Senior Note Guarantors and the Scheme Creditors as set out in Schedule 4 to the Schemes to be governed, respectively, by the laws of the Cayman Islands, the State of New York, and the Hong Kong Special Administrative Region;

“Deed of Undertaking”	means a deed of undertaking substantially in the form set out in Schedule 5 to the Schemes;

“Deemed Ordinary Cash Claim”	means in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the amount of that Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim less its Adjusted Ordinary Non-Cash Claim;

“Deemed Ordinary Non-Cash Claim”	means in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the amount of that Admitted Ordinary Scheme Creditor’s Ordinary Cash Claim less its Adjusted Ordinary Cash Claim;

“Deemed Preferred Non-Cash Claim”	means in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the amount of that Preferred Obligation Scheme Creditor’s Preferred Cash Claim less its Adjusted Preferred Cash Claim;

“Deemed Senior Non-Cash Claim”	means in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the amount of that Senior Note Scheme Creditor’s Senior Note Cash Claim less its Adjusted Senior Cash Claim;

“Demand Letter”	means the letter of demand from Sunways to LDK Solar dated 17 March 2014;

“Depositary”	means JPMorgan Chase Bank, N.A., as depositary for the benefit of the ADS holders;

App 1 - 13

“Designated Recipient”	means any single entity that is designated as such by a Scheme Creditor in accordance with a valid Capitalisation Request Form as the recipient of any or all of the Non-Cash Scheme Consideration otherwise to be issued to such Scheme Creditor, subject to limitations in accordance with applicable securities laws and provided that (i) the Designated Recipient shall only be validly designated if it has submitted all Distribution Confirmation Deeds, Settlement Instructions and/or any other applicable forms that its designating Scheme Creditor is required to submit pursuant to the Schemes; and (ii) a Scheme Creditor may designate only one such entity and if such entity is a nominee holder it may only hold on behalf of one beneficial holder; and (iii) the Designated Recipient is not a Disqualified Person;

“Designated Recipient Form”	means the form enclosed with the Solicitation Packets to be completed by Scheme Creditors in order to appoint a Designated Recipient;

“Determination Rights”	means the rights of the Ordinary Claimants to have their Ordinary Claims reviewed for acceptance as Admitted Ordinary Claims in accordance with Clause 27 of the Schemes and as described in paragraph 7.16(r) to 7.16(x) of Part 2 (Introduction to the Schemes) of this Explanatory Statement;

“Disclosure Statement”	means the disclosure statement prepared by the Prospective US Debtors in connection with the Chapter 11 Plan;

“Directors”	means the board of directors of LDK Silicon and LDK Silicon Holding;

“Directors Protocol”	means the Cayman Islands law governed agreement dated 27 March 2014 between the JPLs and the members of the LDK Board documenting the terms of a protocol in connection with implementing the Restructuring Proposal;

“Disputed Claim”	means an Ordinary Claim that is disputed under Clause 27.7 of the Schemes and paragraph 7.16(w) of Part 2 (Introduction to the Schemes) of this Explanatory Statement;

“Dispute Proceedings”	means in respect of a Disputed Claim, proceedings issued in the Grand Court against LDK Solar pursuant to Clause 28 of the Schemes and paragraph 7.16(y) to 7.16(cc) of Part 2 (Introduction to the Schemes) of this Explanatory Statement;

App 1 - 14

“Disqualified Person”	means a person who is disqualified from holding, receiving or handling any Scheme Consideration pursuant to any applicable laws or regulations;

“Distribution Confirmation Deed”	means a completed form in the form distributed to Scheme Creditors and available on the Scheme Website confirming amongst other things that the Qualifying Scheme Creditor may legally and lawfully be issued the Non-Cash Scheme Consideration;

“Dollars”	means the lawful currency of the United States of America;

“DTC”	means the Depository Trust Company, its nominees and successors;

“Effective Date”	has the meaning given to it in Clause 38 of the Schemes;

“Entity”	means an entity as defined in section 101(15) of the Bankruptcy Code.

“Employee Claim”	means the Claims set out in any proofs of debt filed by current and/ or former employees of LDK Silicon and any related claims by such persons, as described in Part 1 (Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement;

“Epiq”	means Epiq Bankruptcy Solutions LLC;

“EPC”	means engineering, procurement and construction;

“EPC Guarantee”	means the guarantee granted by LDK Solar in favour of CDB Jiangxi in connection with any liability arising under any Specified EPC Facility Agreements and dated 30 December 2011;

“EPC Guarantee Claims”	means any Claim under the EPC Guarantee;

“Euroclear”	means Euroclear Bank S.A./N.V., as operator of the Euroclear clearing system;

App 1 - 15

“Excel Rise”	means Excel Rise Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands with LDK Solar registration number 1611501 and affiliated with China Construction Bank Corporation;

“Excluded Claim”	means any Project Guarantee Claim, any Project Loan Claim, any EPC Guarantee Claim, any Employee Claim and the Munich Re Claim;

“Exit Funding Arrangements”	means the HRX Commitment and the SPI Commitments;

“Explanatory Statement”	means the explanatory statement of the Scheme Companies relating to (i) the Cayman Scheme issued in accordance with section 86 of the Companies Law; and (ii) the Hong Kong Scheme, issued in accordance with section 671 of the Companies Ordinance (Cap 622);

“Ezhou LDK PV”	means Ezhou LDK PV Agriculture Technology Co., Ltd. a company incorporated with limited liability under the laws of China and a Group Company;

“Fall Back Agreed Share Ratio”	means an alternative election made available to Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors to elect the Agreed Share Ratio for the Non-Cash Option if there is a Cash Deficit in respect of the Cash Out Amount elected or deemed to have been elected under the Capitalisation Request Form;

“February 2014 Order”	means the order of the Grand Court dated 27 February 2014;

“First HRX Note”	means the US$14,000,000 zero coupon convertible promissory note between LDK Solar and HRX as a term of the Original Interim Funding Agreement;

“First HRX Warrant”	means a warrant agreement in respect of rights to subscribe for 6,600,000 shares in LDK Solar to be granted by LDK Solar in favour of HRX as a term of the Original Interim Funding Agreement;

“Fulai Investments”	means Fulai Investments Limited, a company incorporated with limited liability under the laws of British Virgin Islands with LDK Solar registration number 1746123;

App 1 - 16

“German Trustees”	means Florian Götz of Schleich & Kollegen, the firm appointed as preliminary insolvency administrator of Sunways;

“Grand Court”	means the Grand Court of the Cayman Islands and any court capable of hearing appeals therefrom;

“Grand Court Orders”	means a sealed copy of the LDK Solar Court Order and the LDK Silicon Court Order;

“Group”	means LDK Solar and its Subsidiaries from time to time;

“Group Company”	means any company that is a member of the Group;

“Harneys”	means Harney Westwood & Riegels;

“Hefei High Tech”	means Hefei High Tech Industrial Development Social Service Corporation;

“Hetian PV”	means Hetian PV Technology Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

“High Court”	means the High Court of Hong Kong and any court capable of hearing appeals therefrom;

“High Court Orders”	means office copies of the orders of the High Court sanctioning the Hong Kong Scheme;

“HKFRS”	means the Hong Kong Financial Reporting Standards;

“HK Registrar of Companies”	means the Registrar of Companies in Hong Kong as constituted by the Companies Ordinance;

“HK Preferred Scheme Meetings”	means the LDK Solar HK Preferred Meeting, the LDK Silicon HK Preferred Meeting and the LDK SH Preferred Meeting;

“HK Senior Note Meeting”	means a meeting of the Senior Note Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

App 1 - 17

“Hohhot New Energy”	means Hohhot LDK New Energy and Engineering Co., Ltd., a company incorporated with limited liability under the laws of China and a Group Company;

“Holder”	means an Entity holding a Claim (as defined under 101(5) of the Bankruptcy Code) against, or Interest in, any Debtor;

“Holding Period”	has the meaning given to it in Clause 35.2 of the Schemes;

“Hong Kong Scheme”	means the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme;

“Hong Kong Scheme Meetings”	means the HK Senior Note Meeting, the LDK Solar HK Preferred Meeting, the LDK Silicon HK Preferred Meeting, the LDK SH Preferred Meeting and the LDK Solar HK Meeting;

“Hong Kong Scheme Steps”	means the scheme steps referred to at Clause 16 of the Hong Kong Scheme;

“Houlihan”	means Houlihan Lokey (Europe) Limited;

“HRX”	means Heng Rui Xin Energy (HK) Co., Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the HK Registrar of Companies under CR No. 1819533 and an affiliate of Jiangxi HRX;

“HRX Commitment”	means the commitment letter from HRX to LDK Solar dated 15 July 2014 as set out at Appendix 23 (HRX Commitment)and more fully described in paragraph 13.7 of Part 8 (Transaction Overview) of this Explanatory Statement;

“HRX Exit Facility”	has the meaning given to it in paragraph 13.7 of Part 8 (Transaction Overview) of this Explanatory Statement;

“IPR”	means the Insolvency Practitioners’ Regulations 2008 (as amended) applicable in the Cayman Islands;

“IRR”	means 23 per cent per annum of internal rate of return payable in respect of the Preferred Obligations;

App 1 - 18

“Imclone Facility”	means a US$22,400,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 27 December 2013;

“Information Agent”	means Lucid;

“Information Agent Agreement”	means the agreement between LDK Solar (acting by the JPLs) and Lucid in relation to providing information agency and voting solicitation services in relation the Schemes and the Chapter 11 Plan;

“Initial HRX Promissory Note”	has the meaning given to it in paragraph 14.9(x) of Part 9 (Overview of the Group) of this Explanatory Statement;

“Intercompany Trade Payables”	means the intercompany balance owed by SPI to LDK International which mainly consists of trade receivables incurred for the purchase of solar panels and related materials;

“Interest”	means any share of common stock, preferred stock or other instrument evidencing an ownership interest in any of the Debtors, whether or not transferable, and any option, warrant or right, contractual or otherwise, to acquire any such interest in a Debtor that existed immediately prior to the Effective Date (including prior to the Petition Date);

“Intercompany Claim”	means any claim against either of the Scheme Companies by any Group Company other than Sunways and the Scheme Companies;

“Intermediary”	means a person (other than an Account Holder) who holds an interest in Senior Notes on behalf of another person or other persons;

“Issue Date”	means, in the case of the Senior Note Non-Cash Scheme Consideration and the Preferred Obligation Non-Cash Scheme Consideration, the date falling 7 days after the Effective Date, and in case of the Ordinary Non-Cash Scheme Consideration, such date as the Scheme Supervisors shall in their discretion determine;

“Jefferies”	means Jefferies LLC;

“Jiangsu”	means Jiangsu Liquidators LLC;

App 1 - 19

“Jiangxi HRX”	means Jiangxi Heng Ri Xin Energy Co., Ltd., a company incorporated with limited liability under the laws of the PRC and an affiliate of the Xinyu City government;

“Jiangxi LDK Silicon”	means Jiangxi LDK PV Technology Co., Ltd., a company incorporated with limited liability under the laws of PRC and a Group Company;

“Jiangxi LDK Solar”	means Jiangxi LDK Solar Hi-Tech Co., Ltd., a company incorporated with limited liability under the laws of PRC and a Group Company;

“Jiangxi LDK Polysilicon”	means Jiangxi LDK Solar Polysilicon Co., Ltd., a company incorporated with limited liability under the laws of PRC and a Group Company;

“Jiangxi Liouxin”	means Jiangxi Liouxin Industry Co., Ltd., a company incorporated with limited liability under the laws of PRC, owned by Mr Peng’s family and controlled by Mr Peng;

“Jiangxi Sinoma”	means Jiangxi Sinoma New Solar Materials Co, Ltd., a company incorporated with limited liability under the laws of PRC and a Group Company;

“JPLs”	means Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd., in their capacity as joint provisional liquidators of LDK Solar;

“Judgment Debt”	means the amount claimed in the Stipulated Judgment of US$13,288,024.52, plus additional sums in respect of interest;

“Judgment Debts Rules”	means the Judgment Debts (Rates of Interest) Rules applicable from time to time in the Cayman Islands;

“June 2014 Order”	means the order of the Grand Court dated 23 June 2014, a copy of which is at Appendix 4 (June 2014 Order);

“July 2014 Order”	means the order of the Grand Court dated 23 June 2014, a copy of which is at Appendix 5 (July 2014 Order) of this Explanatory Statement;

“K Ventures”	means Kjeungskjaer Ventures, LLC;

App 1 - 20

“KDC Solar”	means KDC Solar Credit LS LLC, a company incorporated in New Jersey;

“KPMG”	means KPMG Huazhen and KPMG Hong Kong;

“KPMG Hong Kong”	means a Hong Kong partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity;

“KPMG Huazhen”	means KPMG Huazhen (Special General Partnership);

“LDK Advisers”	means Jefferies, Sidley and Campbells;

“LDK Anhui”	means Anhui LDK New Energy Co., Ltd. a company incorporated with limited liability under the laws of PRC and a Group Company;

“LDK Board”	means the board of directors of LDK Solar as set out in paragraph 14.12 of Part 9 (Overview of the Group) of this Explanatory Statement;

“LDK Dial-In Details”	means the dial in details for the Scheme Class Meetings being +44(0) 145 258 6727; conference code 7637224381#;

“LDK Germany”	means LDK Germany Holding GmbH, a company incorporated with limited liability under the laws of Germany and a Group Company;

“LDK Hefei”	means LDK Solar High-Tech (Hefei) Co., Ltd, a company incorporated under the laws of the PRC;

“LDK International”	means LDK Solar International Company Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the HK Registrar of Companies under CR No. 1072047 and a Group Company;

“LDK International Loan Agreement”	has the meaning given to it in paragraph 13.7(e)(ii) of Part 9 (Overview of the Group) of this Explanatory Statement, being a loan agreement between LDK International and LDK Solar relating to an aggregate principal amount of US$2,718,637;

“LDK Jiangxi Guarantee”	means guarantee granted by Jiangxi LDK Solar in respect of the facility advanced by CDB Hong Kong as described in paragraph 14.9(u)(i) of Part 9 (Overview of the Group) of this Explanatory Statement;

App 1 - 21

“LDK New Energy”	means LDK New Energy Holding Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands with LDK Solar registration number 1024012 and wholly owned by Mr Peng;

“LDK Offshore Entities”	means entities within the Group that are not incorporated in the PRC, including LDK Solar, LDK Silicon, LDK Silicon Holding, LDK Solar USA, SPI, LDK Solar Europe, LDK International, LDK Solar Hi-Tech, LDK PV Tech , LDK Solar Tech USA, North Palm Springs, LDK Solar Canada, Inc, LDK Solar Tech (Japan) Co., Ltd, LDK Trading, LDK Solar Spain, Sunways, Sunways Production, LDK Solar Tech, Europe, GmbH, LAEM S.R.L., LD Thin S.R.L, LDK Solar Systems, Inc., Century Solar Jewel SA, LDK Germany Holding, GmbH, Solar Power Holding (Hong Kong) Co., Ltd, LDK Solar Investment Holding (HK) Co. Ltd, Jiangxi LDK International Trade Co. Ltd, SPI Solar New Jersey, Inc., SPIC, Inc., Solar Green Technology SPA, SPI Manufacturing, Inc., YES! Solar, Inc., Greece Renewable Energy Ventures 1, LLC, Greece Renewable Energy Ventures 2, LLC, SPI China (HK) Limited, International Assembly Solutions, Limited, YES! Construction Services, Inc. and Survey Digital LLC;

“LDK Onshore Entities”	LDK Solar Hi-Tech, LDK Solar Xinyu, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon, LDK Solar Suzhou, LDK Solar Nanchang, Jiangxi Sinoma, Shigatse New Energy, LDK PV Xinyu, Hohhot New Energy, LDK PV Hefei, Wuwei New Energy, Taojiang New Energy, LDK Optronics, Hetian PV, LDK Solar Jiuquan, Ezhou LDK PV, LDK Anhui, SPI (Shanghai) Co., Ltd, SPI (China) in liquidation, Xinyu Xinwei New Energy Co., Ltd, IAS Electronics (Shenzhen) Co., Ltd and Jiangxi Xin Wei Power Co. Ltd;

“LDK Optronics”	means LDK Optronics Technology Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

App 1 - 22

“LDK PV Hefei”	means LDK PV Technology (Hefei) Project Co., Ltd., a company incorporated with limited liability under the laws of PRC and a Group Company;

“LDK PV Tech”	means LDK PV Tech (Hong Kong) Co., Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the HK Registrar of Companies under CR No. 1623106 and a Group Company;

“LDK PV Xinyu”	means LDK PV Technology (Xinyu) Project Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

“LDK Receivables Pledge”	means the pledge over the receivables owing by LDK Solar USA to LDK Solar under a shareholder loan, with such pledge granted pursuant to the terms of the facility provided by CDB Hong Kong to LDK Solar as described in paragraph 14.9(u)(i) of Part 9 (Overview of the Group) of this Explanatory Statement;

“LDK SH HK Scheme”	means the scheme of arrangement in respect of LDK Silicon Holding under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

“LDK SH Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK SH HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK SH HK Scheme, and any adjournment thereof;

“LDK Silicon”	means LDK Silicon & Chemical Technology Co., Ltd., an exempted company incorporated with limited liability and registered on 8 December 2009 under the laws of the Cayman Islands with registered number 234412 and registered on 5 December 2011 as a non-Hong Kong company with the HK Registrar of Companies under CR No. F0018833 and a Group Company;

App 1 - 23

“LDK Silicon Cayman Scheme”	means the scheme of arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors under section 86 of the Companies Law in its present form or with or subject to any non-material modifications, addition or conditions that the Grand Court may approve or impose;

“LDK Silicon CI Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Silicon Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Silicon Cayman Scheme, and any adjournment thereof;

“LDK Silicon Court Order”	means a sealed copy of the order of the Grand Court sanctioning the LDK Silicon Cayman Scheme;

“LDK Silicon HK Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Silicon HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Silicon HK Scheme, and any adjournment thereof;

“LDK Silicon HK Scheme”	means the scheme of arrangement in respect of LDK Silicon under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

“LDK Silicon Holding”	means LDK Silicon Holding Co., Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the HK Registrar of Companies under under CR No. 1410399 and a Group Company;

“LDK Silicon Inner Mongolia”	means LDK Silicon Technology (Inner Mongolia) Co., Ltd;

“LDK Silicon Pledge”	means the share pledge granted by LDK Solar in favour of the Preferred Obligation Scheme Creditors over 100% of its shareholding in LDK Silicon, to be granted in accordance with the terms of the Preferred Convertible Bond Indenture and set out at Appendix 31 (LDK Silicon Pledge) of this Explanatory Statement;

“LDK Solar”	means LDK Solar CO., Ltd. (in provisional liquidation), an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands on 1 May 2006 with registered number 166736;

App 1 - 24

“LDK Solar Cayman Scheme”	means the scheme of arrangement between LDK Solar and the Cayman Scheme Creditors under section 86 of the Companies Law in its present form or with or subject to any non-material modifications, addition or conditions that the Grand Court may approve or impose;

“LDK Solar CI Ordinary Meeting”	means a meeting of the Ordinary Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“LDK Solar CI Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“LDK Solar Court Order”	means a sealed copy of the order of the Grand Court sanctioning the LDK Solar Cayman Scheme;

“LDK Solar Europe”	means LDK Solar Europe Holding S.A., a company incorporated with limited liability under the laws of Luxembourg and a Group Company;

“LDK Solar HK Ordinary Meeting”	means a meeting or the Ordinary Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

“LDK Solar HK Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

“LDK Solar HK Scheme”	means the scheme of arrangement in respect of LDK Solar under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

App 1 - 25

“LDK Solar Italy”	means LDK Solar Italia S.R.L (In Liquidation), a company incorporated with limited liability under the laws of Italy and a Group Company;

“LDK Solar Hi-Tech”	means LDK Solar Hi-Tech (Hong Kong) Co., Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the HK Registrar of Companies under CR No. 1475423 and a Group Company;

“LDK Solar Jiuquan”	means Jiuquan Shunfeng LDK Solar Co., Ltd. a company incorporated with limited liability under the laws of PRC and a Group Company;

“LDK Solar Nanchang”	means LDK Solar Hi-Tech (Nanchang) Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

“LDK Solar Spain”	means LDK Solar Spain, S.L. (In Liquidation), a company incorporated with limited liability under the laws of Spain and a Group Company;

“LDK Solar Suzhou”	means LDK Solar Hi-Tech (Suzhou) Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

“LDK Solar Systems”	means LDK Solar Systems Inc, a company incorporated in Delaware;

“LDK Solar Tech USA”	means LDK Solar Tech USA, Inc., a company incorporated with limited liability under the laws of the State of California and a Group Company;

“LDK Trading”	means LDK Trading Service Germany GmbH (In Liquidation), a company incorporated with limited liability under the laws of Germany and a Group Company;

“LDK Solar USA”	means LDK Solar USA, Inc., a company incorporated with limited liability under the laws of the State of California and a Group Company;

“LDK Solar Xinyu”	means LDK Solar Hi-Tech (Xinyu) Co., Ltd. a company incorporated with limited liability under the laws of the PRC and a Group Company;

App 1 - 26

“Liability”	means any debt, liability or obligation whatsoever, whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation, and whether arising at common law, in equity or by statute in or under the laws of Hong Kong, New York, the Cayman Islands or under any other law or in any other jurisdiction howsoever arising and “Liabilities’’ shall be construed accordingly;

“Liquidation Analysis”	means the liquidation analysis prepared by Jefferies for the JPLs as set out in Appendix 39 (Liquidation Analysis) of this Explanatory Statement;

“Liquidation Committee”	means Mr Zhiwei Hu, representing CDBI, Mr Ben Harris, representing Orchard Centar Master Limited and Mr Jeremy Walton of Appleby, representing Sunways, each duly appointed by the JPLs as members of LDK Solar’s liquidation committee;

“Lock Up Deed”	means the lock-up deed to be entered into between the recipients of the Scheme Shares and the Scheme Companies;

“Longball”	means Longball Holdings LLC;

“Lucid”	means Lucid Issuer Services Limited;

“Machines”	means 82 sets of wire saw machines;

“Main Onshore Entities”	means Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon, LDK Solar Nanchang, LDK Solar Suzhou and LDK PV Xinyu;

“Majority Preferred Holders”	means such person or persons as collectively hold at least two thirds (2/3rds) of the Preferred Obligations;

“Maximum Ordinary Cash Claims”	means an amount in Dollars equal to the variable t in the formula: t = (a + y) / 0.05 where: a is equal to the Available Ordinary Cash Amount; and y is equal to the Combined Surplus;

App 1 - 27

provided that (a + y) shall not be greater than an amount equal to 7,000,000 less all and any amounts in Dollars (or converted to Dollars if any such amounts are paid or payable in a currency other than Dollars) paid or payable by the Companies in consideration of the settlement and/or release of the Munich Re Claim;

“Maximum Ordinary Non-Cash Claims”	means US$18,800,000;

“Maximum Preferred Cash Claims”	means an amount in Dollars equal to the variable v in the formula: v = (e + f) / 0.1 where: e is equal to the Available Preferred Cash Amount; and f is equal to the Senior Cash Surplus;

“Maximum Senior Note Cash Claims”	means an amount in Dollars equal to the variable b in the formula: b = (j + d) / 0.1 where: j is equal to the Available Senior Cash Amount; and d is equal to the Preferred Cash Surplus;

“Mr Peng”	means Xiaofeng Peng, PRC national and Hong Kong resident, former Chairman of LDK Solar, Senior Consultant to and Chairman Emeritus of LDK Solar and sole owner and sole director of LDK New Energy;

“Munich Re Companies”	means Great Lakes Reinsurance (UK) PLC and Munich Reinsurance Company;

“Munich Re Defendants”	means LDK Solar, LDK Solar USA and LDK Solar Europe;

“Munich Re Claim”	means any Claim arising out of, under or in relation to the Superior Court of the State of California proceedings, being case no 112-CV-223439, between Munich Reinsurance Company and Great Lakes Reinsurance (UK) PLC, each as joint plaintiff and LDK Solar, LDK Solar USA and LDK Solar Europe, each as co- defendant, and any judgment thereunder;

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“NDRCC”	means the National Development and Reform Commission of China;

“New Lane”	means New Lane Holdings Limited, a company incorporated with limited liability under the laws of Hong Kong, registered with the HK Registrar of Companies under CR No. 1591503 and affiliated with China Construction Bank Corporation;

“Non-Cash Option”	means the “Non-Cash Option” that Qualifying Scheme Creditors can elect in the Capitalisation Request Form in order for Qualifying Scheme Creditors to receive its entitlement to the Non-Cash Scheme Consideration;

“Non-Cash Entitlement”	means Ordinary Non-Cash Entitlement, Preferred Non-Cash Entitlement and Senior Non-Cash Entitlement as applicable;

“Non-Cash Scheme Consideration”	means in relation to the Senior Note Scheme Creditors, the Senior Note Non-Cash Scheme Consideration, in relation to the Preferred Obligation Scheme Creditors, the Preferred Obligation Non-Cash Scheme Consideration and in relation to the Admitted Ordinary Scheme Creditors, the Ordinary Non-Cash Scheme Consideration;

“Non-Cash Scheme Consideration Trust”	means the trust under which a Qualifying Scheme Creditor’s entitlement to Non-Cash Scheme Consideration is held by the Non-Cash Scheme Consideration Trustee;

“Non-Cash Scheme Consideration Trustee”	means LDK International as trustee of the Trust Securities for and on behalf of the Qualifying Scheme Creditors (or any additional or replacement trustee of the Trust Securities at any time) and, for the avoidance of doubt, with no discretion to vote such Trust Securities during the Holding Period;

“North Palm Springs”	means North Palm Springs Investments, LLC, a company incorporated in the United States;

“North Palm Springs Pledge”	means a pledge granted by LDK Solar USA in favour of CDB Jiangxi granted in connection with the facilities provided by CDB Jiangxi as described in paragraph 14.9(u)(ii) of Part 9 (Overview of the Group) of this Explanatory Statement;

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“Notice of Ordinary Meetings”	means the notices of the LDK Solar CI Ordinary Meeting and the LDK Solar HK Meeting;

“Notice of Preferred Meetings”	means the notices of the LDK Solar CI Preferred Meeting, the LDK Solar HK Preferred Meeting, LDK Silicon CI Preferred Meeting, LDK Silicon HK Preferred Meeting and LDK SH Preferred Meeting;

“Notices of Redemption”	means the notices of redemption issued under the terms of the Preferred Documents, by each of Excel Rise, Prosper East and Apollo to (amongst others) LDK Solar and LDK Silicon;

“Notice of Senior Note Meetings”	means the notices of the CI Senior Note Meeting and the HK Senior Note Meeting;

“NPS1A Project”	means a project in respect of the delivery of NPS1A North Palm Springs 1A, a commissioned 2.83 MW DC single-axis tracker, PV solar system, located at Dillon Road & Worsley Road in Palm Springs, California;

“NPS4A Project”	means a project in respect of the delivery of North Palm Springs 4A, a 4.96 MW DC single-axis tracker system, located at 19th Avenue & Karen Drive in Palm Springs, CA, California;

“NYSE”	means the New York Stock Exchange;

“Offering Memorandum”	means the offering memorandum issued by LDK Solar and dated 11 February 2011 in respect of the issuance of the Senior Notes;

“Official Liquidation”	means the process by which a company is compulsorily wound up by order of the Grand Court in accordance with Part V of the Companies Law;

“Offshore Operating Operations”	means the operations of the Group that are carried out outside of the PRC and do not comprise the Onshore Operations;

“Onshore Banks”	means a financial institution located within the PRC;

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“Onshore Business Plan”	means the business plan prepared in connection with Group’s Onshore Operations for the fiscal years ending 31 December 2015 to 31 December 2019;

“Onshore Operating Entities”	means LDK Solar Xinyu, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon, LDK Solar Suzhou, LDK Silicon Inner Mongolia, LDK Solar Nanchang, Jiangxi Sinoma, Shigatse New Energy, LDK PV Xinyu, Hohhot New Energy, LDK PV Hefei, Wuwei New Energy, Taojiang New Energy, LDK Optronics, Hetian PV, LDK Solar Jiuquanand Ezhou LDK PV;

“Onshore Operations”	means the manufacturing of a variety of PV Products predominately carried out by the Onshore Operating Entities within the PRC;

“Ordinary Cash Amount”	means a Dollar amount equal to the amount of an Admitted Ordinary Scheme Creditor’s Adjusted Ordinary Cash Claim plus, if an Ordinary Non-Cash Deficit has occurred, but no Ordinary Cash Deficit has occurred, its Adjusted Deemed Ordinary Cash Claim;

“Ordinary Cash Claim”	means a Dollar amount equal to such part of an Admitted Ordinary Claim in respect of which the Admitted Ordinary Scheme Creditor has elected or is deemed to have elected to receive the Ordinary Cash Out Amount;

“Ordinary Cash Deficit”	shall occur if the amount of the Available Top-Up Cash Consideration is zero;

“Ordinary Cash Out Amount”	means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the product of that Admitted Ordinary Scheme Creditor’s Ordinary Cash Amount and 0.05;

“Ordinary Claim”	means a Claim against LDK Solar as at the Record Time, other than a Senior Note Scheme Claim, a Preferred Obligation Scheme Claim, a Preferred Documents Claim, an Intercompany Claim or an Excluded Claim;

“Ordinary Claimant”	means a person who has submitted a Claim Form;

“Ordinary Meetings”	means the LDK Solar CI Ordinary Meeting and the LDK Solar HK Ordinary Meeting;

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“Ordinary Non-Cash Claim”	means an Admitted Ordinary Claim in respect of which the Admitted Ordinary Scheme Creditor has elected to receive the Ordinary Non-Cash Scheme Consideration;

“Ordinary Non-Cash Deficit”	shall occur if the amount of Available Top-Up Non-Cash Consideration is zero;

“Ordinary Non-Cash Entitlement”	means a Dollar amount equal to the amount of an Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim plus, if an Ordinary Cash Deficit has occurred, but no Ordinary Non-Cash Deficit has occurred, its Adjusted Deemed Ordinary Non-Cash Claim;

“Ordinary Non-Cash Scheme Consideration”	means the Scheme Shares and the 2018 Convertible Bonds;

“Ordinary Proxy Form”	means the proxy form located at Schedule 1 of Part B to the Ordinary Solicitation Packet;

“Ordinary Scheme Creditors”	means the holders of the Ordinary Claims;

“Ordinary Solicitation Packet”	means the packet of materials, including the Ordinary Proxy Form, that are available to Ordinary Scheme Creditors on the Scheme Website and Appendix 14 (Ordinary Solicitation Packet) of this Explanatory Statement;

“Original Interim Funding Agreement”	means the First HRX Note and the First HRX Warrant between LDK Solar and HRX;

“Payment Date”	means, in the case of the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount, the date falling 7 days after the Effective Date and, in case of the Ordinary Cash Out Amount, such date as the Scheme Supervisors shall in their discretion determine;

“Peng Guarantee”	means the personal guarantee to be provided by Mr Peng Xiaofeng in respect of the Preferred Convertible Bonds;

“Peng Proceedings”	means the bankruptcy petition presented by Apollo against Mr Peng in the High Court of the Hong Kong Special Administrative, being proceedings number 4489 of 2013;

“Personnel”	means, in relation to any person, its current and former officers, partners, directors, employees, staff, agents and counsel;

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“Petition Date”	means the date on which the Debtors commenced the Chapter 11 Cases;

“PRC”	means the People’s Republic of China;

“Preferred Cash Claim”	means a Dollar amount equal to such part of a Preferred Obligation Scheme Claim in respect of which the Preferred Obligation Scheme Creditor has elected or is deemed to have elected to receive the Preferred Obligation Cash Out Amount, plus interest thereon from the Record Time to the Payment Date at the rate of 5.535% per annum;

“Preferred Cash Deficit”	shall occur if the Maximum Preferred Cash Claims is less than the aggregate amount of Preferred Cash Claims;

“Preferred Cash Surplus”	means the amount, if any, remaining after deducting (i) an amount equal to the aggregate Preferred Cash Claims multiplied by 0.1 from (ii) the Available Preferred Cash Amount;

“Preferred Convertible Bonds”	means the new series of 5.535 per cent preferred convertible bonds due 2016 to be issued by LDK Solar to the Preferred Obligation Scheme Creditors;

“Preferred Convertible Bond Indenture”	means the indenture relating to the Preferred Convertible Bonds to be entered into between, amongst others, LDK Solar and the Preferred Convertible Bond Trustee;

“Preferred Convertible Bond Trustee”	means The Bank of New York Mellon in its capacity as trustee under the Preferred Convertible Bond Indenture;

“Preferred Convertible Pledge Agreement”	means the share pledge granted by LDK Solar in favour of the Preferred Obligation Scheme Creditors over 24% of its shareholding in Jiangxi LDK Solar, to be issued in accordance with the terms of the Preferred Convertible Bond Indenture and set out at Appendix 30A (Preferred Convertible Pledge Agreement) of this Explanatory Statement;

“Preferred Documents”	means the Subscription Agreement, the Shareholders Agreement;

App 1 - 33

“Preferred Documents Claim”	means any Claim arising out of or in respect of the Preferred Documents;

“Preferred Non-Cash Entitlement”	means a Dollar amount equal to the amount of a Preferred Obligation Scheme Creditor’s Preferred Obligation Non-Cash Claim (if any) plus its Deemed Preferred Non-Cash Claim (if any);

“Preferred Obligations”	means the 240,000,000 Series A Redeemable Convertible Preferred Shares of LDK Silicon issued in June 2011 for a total consideration of US$240,000,000 plus IRR accrued and less dividends received;

“Preferred Obligation Non-Cash Claim”	means a Dollar amount equal to such part of a Preferred Obligation Scheme Claim in respect of which the Preferred Obligation Scheme Creditor has elected to receive Preferred Obligation Non-Cash Scheme Consideration plus interest thereon from the Record Time to the Issue Date at the rate of 5.535% per annum;

“Preferred Obligation Cash Out Amount”	means, in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the product of that Preferred Obligation Scheme Creditor’s Adjusted Preferred Cash Claim and 0.1;

“Preferred Obligation Meetings”	means the CI Preferred Scheme Meetings and the HK Preferred Scheme Meetings;

“Preferred Obligation Non-Cash Scheme Consideration”	means the Scheme Shares and the Preferred Convertible Bonds;

“Preferred Obligation Scheme Claim”	means in relation to a Scheme Creditor, an amount calculated as at the Record Time equal to (i) the outstanding principal amount of Preferred Obligations held by that Scheme Creditor at the Record Time; (ii) interest accrued but unpaid up to and including 3 June 2013 at the IRR, less dividends received (without double counting); and (iii) interest accrued but unpaid from 4 June 2013 to the Record Time at the rate of 5.535% per annum of the amount outstanding as of 3 June 2013;

“Preferred Obligation Scheme Creditors”	means the holders of the Preferred Obligations at the Record Time;

App 1 - 34

“Preferred Obligation Shares”	means ADSs at US$1.586 per ADS to be issued and allocated to the Preferred Obligation Scheme Creditors;

“Preferred Obligor”	means LDK Solar, LDK Silicon, LDK Silicon Holding, Jiangxi LDK Polysilicon, Jiangxi LDK Silicon and Jiangxi LDK Solar;

“Preferred Pledge Agreement”	means the pledge agreement between LDK Solar in favour of CDBCC dated 9 March 2011 in respect of LDK Solar’s 15% equity interest in Jiangxi LDK Solar;

“Preferred Proxy Form”	means the proxy form located at Schedule 1 of the Preferred Solicitation Packet;

“Preferred RSA”	means the restructuring support agreement dated 28 March 2014 and sanctioned by the Grand Court on 2 April 2014 (as amended on 30 July 2014 and sanctioned by the Grand Court on 11 August 2014) between (amongst others) LDK Solar, the JPLs and certain consenting holders of the Preferred Obligations;

“Preferred Shares”	means the 240,000,000 Series A Redeemable Convertible Preferred Shares of LDK Silicon issued by LDK Solar in favour of the Preferred Obligation Scheme Creditors in accordance with the terms of the Preferred Documents;

“Preferred Solicitation Packet”	means the packet of materials, including the Preferred Proxy Form, that are available to Preferred Obligation Scheme Creditors on the Scheme Website and Appendix 13 (Preferred Solicitation Packet) of this Explanatory Statement;

“Proceeding”	means any process, suit, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, restraint, forfeiture, re-entry, seizure, lien, enforcement of judgment, enforcement of any security or enforcement of any letters of credit;

“Prohibited Proceeding”	means any Proceeding against LDK Solar, any member of the Restructured Group or any of their respective property in any jurisdiction whatsoever other than an Allowed Proceeding;

App 1 - 35

“Prohibited Transferee”	means a person who is prohibited from being allotted, issued with, holding, receiving or handling any Non-Cash Scheme Consideration pursuant to any applicable laws or regulations or so prohibited except after compliance with conditions or requirements that LDK Solar considers to be disproportionate to the value of the relevant Scheme Consideration;

“Project Guarantee”	means a guarantee issued by LDK Solar in respect of the project finance facilities as described in paragraph 14.9(v) of Part 9 (Overview of the Group) of this Explanatory Statement;

“Project Guarantee Claim”	means any Claim under a Project Guarantee;

“Project Loan”	means a loan granted to LDK Solar in respect of project finance facilities described in paragraph 14.9(u) of Part 9 (Overview of the Group) of this Explanatory Statement;

“Project Loan Claim”	means a Claim under a Project Loan;

“Prospective US Debtors”	means the US Senior Note Guarantors and LDK Solar Systems;

“Prosper East”	means Prosper East Limited, a company incorporated with limited liability under the laws of the British Virgin Islands with company registration number 1620509 and affiliated with China Construction Bank Corporation;

“Proxy Forms”	means the Ordinary Proxy Form and the Preferred Proxy Form;

“Put Option Exercise Price”	means with respect to the Preferred Shares, the sum equal to the Series A Original Purchase Price less the proceeds from any share splits, share dividends, combinations, recapitalisations and similar transactions;

“PV Products”	means photovoltaic products;

“Qualified Insolvency Practitioner”	has the meaning ascribed to it in the IPR;

“Qualified IPO”	has the meaning given to it in the Shareholders Agreement;

App 1 - 36

“Qualifying Scheme Claims”	means the Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and the Admitted Ordinary Claims or any of them;

“Qualifying Scheme Creditors”	means the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“R&G”	means Ropes & Gray LLP;

“Recognition Filings”	means (i) the filing of a petition for recognition of the Cayman proceeding under Chapter 15 of the US Bankruptcy Code and (ii) the filing of a request for the Bankruptcy Court to grant a Chapter 15 Scheme Order;

“Recognition Hearing”	means a hearing before the US Bankruptcy Court in respect of the Recognition Filing;

“Record Time”	means 11:00 am Cayman Islands time on 13 October 2014;

“Registrar”	means The Bank of New York Mellon (Luxembourg) S.A., as registrar under the Senior Note Indenture;

“Registrar of Companies”	means the Registrar of Companies appointed under section 3 of the Companies Law;

“Registration Rights Agreement”	means a registration rights agreement to be entered into on or around the Effective Date between LDK Solar, the JPLs, the Preferred Convertible Bond Trustee and the 2018 Convertible Bond Trustee;

“Released Advisers”	means Allen & Overy, Allen & Overy LLP, Campbells, Epiq, Harney Westwood & Riegels, Houlihan Lokey (Europe) Limited, Jefferies LLC, Lucid Issuer Services Limited, Mayer Brown JSM, Ropes & Gray LLP, Schultze & Braun Rechtsanwaltsgesellschaft GmbH, Sidley Austin LLP, Walkers, Young Conaway Stargatt & Taylor, LLP, Zolfo Cooper (Cayman) Ltd. and Zolfo Cooper LLP;

“RMB Working Capital Facility”	means the framework agreement dated 11 November 2013 between Jiangxi LDK Solar and a syndicate of 11 Onshore Banks for a credit facility in the aggregate principal amount of RMB 1.56 billion;

App 1 - 37

“Reserved Claims”	means any and all Claims against or Liabilities of Mr Peng Xiaofeng, or any person that is currently or was formerly owned or controlled by Mr Peng Xiaofeng or any member of his family, and which is not a Group Company;

“Restructured CN Loans”	has the meaning given to it in paragraph 6.3(cc)(i) of Part 1 ((Background to the Schemes and the Chapter 11 Plan) of this Explanatory Statement;

“Restructured CN Holder”	means a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems at the Record Time and who has a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs, and who has entered into a CN Settlement Agreement;

“Restructured Group”	means, following the Effective Date, LDK Solar and its Subsidiaries from time to time;

“Restructuring Documents”	means the documents listed in Appendix 26 (List of Restructuring Documents) of this Explanatory Statement;

“Restructured Group”	means, following the Effective Date, LDK Solar and Subsidiaries from time to time;

“Restructuring Proposal”	means the proposed restructuring of the financial affairs of LDK Solar in accordance with the terms of the RSAs;

“Restructuring Transactions”	means the transactions contemplated in the Schemes and the Restructuring Documents;

“RSAs”	means the Preferred RSA and the Senior Note RSA;

“Saiwen Industry”	means Saiwen Industry (Suzhou) Co., Ltd., a company incorporated with limited liability under the laws of the PRC and controlled by Mr Peng;

“Schemes”	means, together, the Cayman Scheme and the Hong Kong Scheme;

“Scheme Claim”	means the Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and the Ordinary Claims or any of them;

App 1 - 38

“Scheme Class Meetings”	means the Senior Note Meetings, the Preferred Obligation Meetings and the Ordinary Meetings;

“Scheme Companies”	means LDK Solar, LDK Silicon and LDK Silicon Holding;

“Scheme Consideration”	means the Cash Out Amounts and/or the Non-Cash Scheme Consideration, as applicable;

“Scheme Creditor”	means a creditor of any of the Scheme Companies in respect of a Scheme Claim and includes any Senior Note Scheme Creditor, Preferred Obligation Scheme Creditor and Ordinary Scheme Creditor;

“Scheme Document”	means the document dated [15] September 2014 which contains the Explanatory Statement, including all appendices, schedules and annexes to it;

“Scheme Longstop Date”	means 31 December 2014;

“Scheme Shares”	means ADSs at US$1.586 per ADS to be issued and allotted to certain of the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“Scheme Share Entitlement Amount”	means in respect of a Qualifying Scheme Creditor an amount equal to the product of that Qualifying Scheme Creditor’s Non-Cash Entitlement and its applicable Agreed Share Ratio;

“Scheme Steps”	means the Cayman Scheme Steps and the Hong Kong Scheme Steps;

“Scheme Supervisors”	means such persons as are appointed in accordance with Clause 49 of the Schemes as described in paragraph 7.8 of Part 2 (Introduction to the Schemes) of this Explanatory Statement, and shall initially be Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd;

“Scheme Supervisors Agreement”	means the agreement governing the Scheme Supervisors’ role as supervisors of the Scheme;

“Scheme Website”	means the world wide web (www) pages linked to the universal resource locator (url): http://ldksolar-provisionalliquidation.com ;

App 1 - 39

“Second HRX Note”	means the promissory note issued by LDK Solar to HRX under the HRX Exit Facility;

“Second HRX Warrant”	means the warrant concerning 6,600,000 Shares issued by LDK Solar to HRX under the HRX Exit Facility;

“SEC”	means the United States Securities and Exchange Commission;

“Security Documents”	means the (i) the charge over the share capital of LDK Silicon between and among LDK Solar, LDK Silicon and others; and (ii) the charge over 24% of the share capital of Jiangxi LDK Solar, between and among the LDK Solar, Jiangxi LDK Solar and others (each of (i) and (ii) in a form reasonably acceptable to the Majority Preferred Holders and LDK Solar);

“Senior Cash Deficit”	shall occur if the Maximum Senior Note Cash Claims is less than the aggregate amount of Senior Note Cash Claims;

“Senior Cash Surplus”	means the amount, if any, remaining after deducting (i) an amount equal to the aggregate Senior Note Cash Claims multiplied by 0.1 from (ii) the Available Senior Cash Amount;

“Senior Clearing Systems”	means Euroclear and Clearstream;

“Senior Global Note”	means each certificate in global form representing the Senior Notes as further described in Clause 4.2 of the Schemes;

“Senior Non-Cash Entitlement”	means a Dollar amount equal to the amount of a Senior Note Scheme Creditor’s Senior Note Non-Cash Claim (if any) plus its Deemed Senior Non-Cash Claim (if any);

“Senior Notes”	means LDK Solar’s RMB-Denominated US$-Settled Senior Notes due 2014 as constituted by the Senior Note Indenture;

“Senior Note Cash Claim”	means a Dollar amount equal to such part of a Senior Note Scheme Claim in respect of which the Senior Note Scheme Creditor has elected or is deemed to have elected to receive the Senior Note Cash Out Amount plus interest thereon from the Record Time to the Payment Date at the rate of 5.535% per annum;

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“Senior Note Cash Out Amount”	means, in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the product of that Senior Note Scheme Creditor’s Adjusted Senior Cash Claim and 0.1;

“Senior Note Guarantees”	means each of the guarantees of the Senior Notes given by the Senior Note Guarantors;

“Senior Notes Guarantee Claim”	means any Claim against LDK Solar USA and LDK Solar Tech USA arising under the Senior Notes Indenture or a Supplemental Indenture (as defined in the Senior Notes Indenture) or evidenced by the Senior Notes.

“Senior Note Guarantors”	means LDK Solar USA, LDK International, LDK Solar Europe, LDK Solar Italy, LDK Trading, LDK Solar Hi-Tech, LDK Solar Tech USA, LDK Solar Spain and LDK PV Tech (each a “Senior Note Guarantor”);

“Senior Note Indenture”	means the indenture dated 28 February 2011, as amended and supplemented, relating to the Senior Notes, entered into by LDK Solar, certain of its Subsidiaries as guarantors The Bank of New York Mellon, London Branch as Trustee and Paying and Transfer Agent and The Bank of New York Mellon (Luxemburg) S.A. as Registrar (each defined therein);

“Senior Note Litigation”	has the meaning given to it in paragraph 14.18(c) of Part 9 (Overview of the Group) of this Explanatory Statement;

“Senior Note Non-Cash Claim”	means a Dollar amount equal to such part of a Senior Note Scheme Claim in respect of which the Senior Note Scheme Creditor has elected to receive Senior Note Non-Cash Scheme Consideration plus interest thereon from the Record Time to the Issue Date the rate of 5.535% per annum;

“Senior Note Non-Cash Scheme Consideration”	means the Scheme Shares and the 2018 Convertible Bonds;

“Senior Note Meetings”	means the CI Senior Note Meeting and the HK Senior Note Meeting;

“Senior Note Obligations”	means the obligations of LDK Solar and the Senior Note Guarantors in respect of the Senior Notes;

App 1 - 41

“Senior Note Plaintiffs”	means K Ventures, Longball and Jiangsu;

“Senior Note RSA”	means the restructuring support agreement dated 28 March 2014 and sanctioned by the Grand Court on 2 April 2014 (as amended on 30 July 2014 and sanctioned by the Grand Court on 11 August 2014) between (amongst others) LDK Solar, the JPLs and certain consenting persons with beneficial interests in the Senior Notes;

“Senior Note Scheme Claim”	means in relation to a Scheme Creditor, an amount calculated as at the Record Time equal to (i) the outstanding principal amount of Senior Notes held by that Scheme Creditor at the Record Time; (ii) interest accrued but unpaid up to and including 3 June 2013 at the rate of 10% per annum; and (iii) interest accrued but unpaid from 4 June 2013 until the Record Time, at the rate of 5.535% per annum, in each case owed to that Senior Note Scheme Creditor in respect of the Senior Notes held by that Senior Note Scheme Creditor at the Record Time;

“Senior Note Scheme Creditors”	means persons with a beneficial interest as principal in the Senior Notes held in global form through the Senior Clearing Systems at the Record Time and who have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the Senior Notes;

“Senior Note Trustee”	means The Bank of New York Mellon, London Branch, as Trustee under the Senior Note Indenture;

“Senior Note Trustee Instruction”	means an instruction to the Senior Note Trustee substantially in the form set out in Schedule 13 to the Schemes or such other form as the Senior Note Trustee may reasonably accept;

“Senior Solicitation Packet”	means the packet of materials, including the Account Holder Letter and Ballot and accompanying instructions, that are available to Senior Note Scheme Creditors on the Scheme Website and Appendix 12 (Senior Solicitation Packet) of this Explanatory Statement

“Series A Original Purchase Price”	means US$1.00 for each Preferred Share;

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“Settlement Instructions”	means the settlement instructions for a Dollar bank account provided in accordance with the terms of the Schemes;

“SGT”	means Solar Green Technology S.P.A., a company incorporated with limited liability under the laws of Italy and a Group Company;

“Share”	means an ordinary share of LDK Solar with a par value of US$0.10 each;

“Shareholders Agreement”	means the Shareholders Agreement dated as of 9 March 2011 between LDK Silicon, LDK Solar and others;

“Shigatse New Energy”	means Shigatse LDK New Energy and Power Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

“Sidley”	means Sidley Austin LLP;

“Solicitation Packets”	means the Senior Solicitation Packet, the Preferred Solicitation Packet and the Ordinary Solicitation Packet;

“Specified EPC Facility Agreements”	means the White Rose Facility and the Imclone Facility;

“SPI”	means Solar Power, Inc., a company incorporated with limited liability under the laws of the State of California and an SEC reporting issuer with its shares publicly traded and quoted on the OTC Bulletin Board;

“SPI Acquisition”	means the acquisition of (amongst other things) common and preferred shares in SPI as more fully described in paragraph 14.3(h) of Part 9 (Overview of the Group);

“SPI Commitments”	means a commitment letter from SPI to LDK Solar dated 15 July 2014 as set out at Appendix 24 (SPI Commitment) of this Explanatory Statement, as more fully described in paragraph 13.7(e) of Part 8 (Transaction Overview) of this Explanatory Statement;

“SPI Share Pledge”	means the pledge granted by LDK Solar USA over its shareholding in SPI, with such pledge granted pursuant to the terms of the facility provided by CDB Hong Kong to LDK Solar as described in paragraph 14.9(u)(i) of Part 9 (Overview of the Group) of this Explanatory Statement;

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“Stipulated Judgment”	means the judgement of the Superior Court of the State of California dated 31 July 2012 in favour of the Munich Re Companies against the Munich Re Defendants;

“Subscription Agreement”	means the Series A Preferred Shares Subscription Agreement dated as of 30 December 2010 between LDK Silicon, LDK Solar and others;

“Subsidiary”	means at any relevant time any subsidiary or any subsidiary undertaking (as such terms are defined in the United Kingdom Companies Act 2006) of LDK Solar;

“Subsidiary Guarantee”	means a guarantee to be entered into by LDK Silicon in respect of the Preferred Convertible Bonds;

“Sunways”	means Sunways AG (In Insolvency Proceedings), a company incorporated with limited liability under the laws of Germany;

“Sunways Acquisition”	means the acquisition by LDK Germany of 71% of the shareholding in Sunways, as more fully described in paragraphs 14.3(k) of Part 9 (Overview of the Group);

“Sunways Production”	means Sunways Production, GmbH (In Insolvency Proceedings), a company incorporated with limited liability under the laws of Germany;

“Taojiang New Energy”	means Taojiang LDK New Energy and Engineering Co., Ltd., a company incorporated with limited liability under the laws of the PRC and a Group Company;

“TMP”	means Thierhoff Müller & Partners;

“Tokyo Rope”	means Tokyo Rope Mfg Co. Ltd, a company incorporated under the laws of Japan;

“Trust Securities”	has the meaning given to it in Clause 35.2 of the Schemes;

“Trust Distribution Deed”	means a deed substantially in the form set out in Appendix 33 (Trust Distribution Deed) of this Explanatory Statement;

App 1 - 44

“Unaudited Management Accounts”	means the unaudited condensed consolidated management account information for the fiscal year ended 31 December 2013 and for the six months ended 30 June 2014, as set out in Appendix 40 (Unaudited Management Accounts to 31 December 2013) and Appendix 41 (Unaudited Management Accounts to 30 June 2014) to this Explanatory Statement.

“Unaudited Quarterly Accounts”	means the unaudited condensed consolidated quarterly financial information for the fiscal quarters ended 31 March, 30 June and 30 September 2013, as set out in Appendix 42 (Unaudited Quarterly Accounts) to this Explanatory Statement.

“Unimpaired”	means with respect to a Claim or Interest, a Claim or Interest that is not Impaired;

“US Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated by the SEC thereunder;

“US Securities Act”	means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder;

“US Senior Note Guarantors”	means LDK Solar USA and LDK Solar Tech USA;

“US Voting Agent”	means Epiq;

“Voting Instruction Deadline”	means 11:00am (Cayman Islands time), 15 October 2014;

“VWAP”	means volume weighted average price;

“White Rose Facility”	means a US$15,000,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 8 March 2012;

“Working Capital Facility”	has the meaning given to it in paragraph 13.7(b) of Part 8 (Transaction Overview) of this Explanatory Statement; and

“Wuwei New Energy”	means Wuwei LDK New Energy and Power Co., Ltd., a company incorporated with limited liability under the laws of PRC and a Group Company.

App 1 - 45

In this Explanatory Statement:

(a)	words denoting the singular number only shall include the plural number also and vice versa;

(b)	words denoting one gender only shall include the other genders;

(c)	words denoting persons only shall include firms and corporations and vice versa;

(d)	references to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment;

(e)	unless expressed otherwise, references to dollars or $ are references to the currency of the United States of America;

(f)	any reference in this Appendix 1 (Definitions and Interpretation) to any document whose meaning is stated to be the meaning given to a document as defined in the Prospectus shall be construed as a reference to that document as amended, varied, novated, restated, modified, supplemented or re-enacted or replaced prior to the date of this Explanatory Statement;

(g)	clause, paragraph and schedule headings are for ease of reference only;

(h)	unless otherwise stated, a reference to a time of day shall be construed as a reference to London time;

(i)	a reference to this Explanatory Statement includes a reference to the preliminary sections and appendices of this Explanatory Statement; and

(j)	references to any person shall include references to his successors, transferees and assigns and any person deriving title under or through him.

App 1 - 46

APPENDIX 2

(FEBRUARY 2014 ORDER)

(Omitted for this submission)

APPENDIX 3

(APRIL 2014 ORDER)

(Omitted for this submission)

APPENDIX 4

(JUNE 2014 ORDER)

(Omitted for this submission)

APPENDIX 5

(JULY 2014 ORDER)

(Omitted for this submission)

APPENDIX 6

(AUGUST 2014 ORDER)

(Omitted for this submission)

APPENDIX 7

(CAYMAN SCHEME)

THE LDK SCHEME

IN THE GRAND COURT	FSD Cause No. 97 of 2014 - AJJ
OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION

IN THE MATTER OF LDK SOLAR CO., LTD.

(IN PROVISIONAL LIQUIDATION)

and

IN THE MATTER OF LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.

and

IN THE MATTER OF SECTION 86 OF THE COMPANIES LAW (2013 REVISION)

SCHEMES OF ARRANGEMENT

(under section 86 of the Companies Law (2013 Revision))

BETWEEN

LDK SOLAR CO., LTD. (IN PROVISIONAL LIQUIDATION)

(an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 166736)

LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.

(an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands with registered number 234412 and registered as a non-Hong Kong company with the Hong Kong Companies Registry under CR No. F0018833)

THE SCHEME CREDITORS (as herein defined)

App 7 - 1

PART A

PRELIMINARY

1.	Definitions and Interpretation

1.1	In this Cayman Scheme, unless the context otherwise requires or unless otherwise expressly provided for, the following capitalised expressions shall bear the following meanings;

“2018 Convertible Bond Indenture”	means the indenture relating to the 2018 Convertible Bonds to be entered into between, amongst others, LDK Solar and the 2018 Convertible Bond Trustee;

“2018 Convertible Bonds”	means the new series of 5.535 per cent. senior convertible bonds due 2018 to be issued by LDK Solar to the Senior Note Scheme Creditors and the Admitted Ordinary Scheme Creditors, the terms of which are summarised in Schedule 3;

“2018 Convertible Bond Trustee”	means The Bank of New York Mellon in its capacity as trustee under the 2018 Convertible Bond Indenture;

“Accepted”	means in relation to an Ordinary Claim, the acceptance by the Scheme Supervisors of the Ordinary Claim (or part thereof) without dispute or, where applicable, the acceptance or determination of such Ordinary Claim (or part thereof) in accordance with the Dispute Proceedings;

“Account Holder”	has the meaning given to it in Clause 4.3;

“Account Holder Letter”	means an Account Holder Letter and Ballot or a CN Account Holder Letter;

“Account Holder Letter and Ballot”	means the form of account holder letter and ballot set out in the Senior Solicitation Packet in Appendix 12 to the Scheme Document;

App 7 - 2

“Adjusted Deemed Ordinary Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable E in the formula:

E = (F / G) *H

where:

F is equal to the Available Top-up Cash Consideration;

G is equal to the aggregate amount of Deemed Ordinary Cash Claims; and

H is equal to that Admitted Ordinary Scheme Creditor’s Deemed Ordinary Cash Claim;

provided that E shall not be greater than H;

“Adjusted Deemed Ordinary Non-Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable A in the formula:

A = (B / C) * D

where:

B is equal to the Available Top-up Non-Cash Consideration;

C is equal to the aggregate amount of Deemed Ordinary Non-Cash Claims; and

D is equal to that Admitted Ordinary Scheme Creditor’s Deemed Ordinary Non-Cash Claim;

provided that A shall not be greater than D;

“Adjusted Ordinary Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable r in the formula:

r = (t / z) * c

where:

t is equal to the Maximum Ordinary Cash Claims;

z is equal to the aggregate amount of Ordinary Cash Claims; and

c is equal to that Admitted Ordinary Scheme Creditor’s Ordinary Cash Claim;

provided that r shall not be greater than c;

App 7 -3

“Adjusted Ordinary Non-Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable s in the formula:

s = (p / q) * h

where:

p is equal to the Maximum Ordinary Non-Cash Claims;

q is equal to the aggregate amount of Ordinary Non-Cash Claims; and

h is equal to that Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim;

provided that s shall not be greater than h;

“Adjusted Preferred Cash Claim”

means, in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the variable u in the formula:

u = (v / w) * k

where:

v is equal to the Maximum Preferred Cash Claims;

w is equal to the aggregate amount of Preferred Cash Claims; and

k is equal to that Preferred Obligation Scheme Creditor’s Preferred Cash Claim;

provided that u shall not be greater than k;

“Adjusted Senior Cash Claim”

means, in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the variable m in the formula:

m = (b / n) * l

where:

b is equal to the Maximum Senior Note Cash Claims;

n is equal to the aggregate amount of Senior Note Cash Claims; and

l is equal to that Senior Note Scheme Creditor’s Senior Note Cash Claim;

provided that m shall not be greater than l;

App 7 - 4

“Admitted Ordinary Claim”	means in relation to an Ordinary Claimant, the Accepted amount of its Ordinary Claims calculated as at the Record Time;

“Admitted Ordinary Scheme Creditors”	means the holders of the Admitted Ordinary Claims as at the Record Time;

“ADSs”	means American depositary shares, each currently representing one Share;

“Advisers”	means, Campbells, Harney Westwood & Riegels, Houlihan Lokey (Europe) Limited, Jefferies LLC, Lucid Issuer Services Limited, Mayer Brown JSM, Ropes & Gray LLP, Sidley Austin LLP, and Zolfo Cooper LLP;

“Affiliates”	means, in relation to any person, its current and former direct and indirect subsidiaries, subsidiary undertakings, parent companies, holding companies, partners, equity holders, members and managing members, and any of their respective current and former direct and indirect subsidiaries, subsidiary undertakings, parent companies, holding companies, partners, equity holders, members and managing members;

“Agreed Convertible Bond Ratio”	means, in relation to a Qualifying Scheme Claim, the percentage equal to 100% minus the Agreed Share Ratio elected or deemed to have been elected by the relevant Qualifying Scheme Creditor in relation to that Qualifying Scheme Claim;

“Agreed Share Ratio”	means the percentage of the relevant Qualifying Scheme Claim elected or deemed to have been elected by the relevant Qualifying Scheme Creditor in its Capitalisation Request Form, being, in the case of the Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors, no lower than 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim and, in the case of the Admitted Ordinary Scheme Creditors, equal to 15% of the relevant Qualifying Scheme Claim;

“Allowed Proceedings”	means any Proceeding by a Scheme Creditor to enforce its rights under the Schemes where either of the Cayman Scheme Companies fails to perform its obligations under the Cayman Scheme or if any Cayman Scheme Step does not occur in accordance with Clause 16;

App 7 - 5

“Articles of Association”	means the articles of association of LDK Solar in effect as at the date hereof;

“Available Ordinary Cash Amount”	means the amount of cash, if any, that the Scheme Supervisors determine is available to fund the Ordinary Cash Out Amount;

“Available Preferred Cash Amount”	means the amount of cash, if any, (not being less than the Available Senior Cash Amount) that the Scheme Supervisors determine is available to fund the Preferred Obligation Cash Out Amount;

“Available Senior Cash Amount”	means the amount of cash, if any, (not being less than the Available Preferred Cash Amount) that the Scheme Supervisors determine is available to fund the Senior Note Cash Out Amount;

“Available Top-Up Cash Consideration”	means an amount equal to the Maximum Ordinary Cash Claims less the aggregate amount of Ordinary Cash Claims, or if lower than zero, zero;

“Available Top-Up Non-Cash Consideration”	means an amount equal to the Maximum Ordinary Non-Cash Claims less the aggregate amount of Ordinary Non-Cash Claims, or if lower than zero, zero;

“Bar Date”	means 4pm Cayman Islands time on the date 21 days after the Effective Date as notified pursuant to Clause 17.2, being the last date for submission of a Claim Form in relation to an Ordinary Claim;

“Business Day”	means any day on which banks are open for business generally in Hong Kong, New York and the Cayman Islands;

“Capitalisation Request Form”	means the form attached to the Account Holder Letter or Proxy Form by which a Scheme Creditor may elect to receive the Cash Out Amount or the Non-Cash Scheme Consideration, and, if the latter, its Agreed Share Ratio;

App 7 - 6

“Cash Deficit”	means a Preferred Cash Deficit, an Ordinary Cash Deficit or a Senior Cash Deficit as applicable;

“Cash Out Amount”	means a Senior Note Cash Out Amount, a Preferred Obligation Cash Out Amount and/or an Ordinary Cash Out Amount as applicable;

“Cayman Scheme”	means the LDK Solar Cayman Scheme and the LDK Silicon Cayman Scheme;

“Cayman Scheme Companies”	means LDK Solar and LDK Silicon;

“Cayman Scheme Steps”	has the meaning given to it in Clause 16;

“CDB”	means China Development Bank Corporation Limited, a state-owned banking corporation incorporated with limited liability under the laws of China;

“CDBCC”	means China Development Bank Capital Corporation Limited, a state-owned company incorporated with limited liability under the laws of China and wholly owned by CDB

“CDB Jiangxi”	means China Development Bank Corporation, Jiangxi Branch and an affiliate of CDB and CDBCC;

“Chapter 15 Scheme Order”	means an order of the US Bankruptcy Court recognising and giving effect to certain aspects of the compromise and arrangement set out in the LDK Solar Cayman Scheme, including the release of LDK Solar under Clause 41;

“CI Preferred Scheme Meetings”	means the LDK Solar CI Preferred Meeting and the LDK Silicon CI Preferred Meeting;

“CI Senior Note Meeting”	means a meeting of the Senior Note Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“Claim”	means all and any actions, causes of action, claims, counterclaims, suits, debts, sums of money, accounts, contracts, agreements, promises, contribution, indemnification, damages, judgments, executions, demands or rights whatsoever or howsoever arising, whether present, future, prospective or contingent, known or unknown, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether arising at common law, in equity or by statute in or under the laws of Hong Kong, New York, the Cayman Islands or under any other law or in any other jurisdiction howsoever arising, and “Claims” shall be construed accordingly;

App 7 - 7

“Claim Form”	means the form to be completed, on the Scheme Website or on paper, by Ordinary Scheme Creditors or their duly authorised agents, setting out the details of their Ordinary Claims against LDK Solar;

“Clearing Systems”	means Euroclear, Clearstream and DTC;

“Clearing System Instruction”	means an instruction to the Clearing Systems in substantially the form set out in Schedule 6;

“Clearstream”	means Clearstream Banking, société anonyme;

“CN Account Holder Letter”	means the form of account holder letter set out in the Ordinary Solicitation Packet in Appendix 14 of the Scheme Document;

“CN Clearing Instruction”	means an instruction to the Clearing Systems in substantially the form set out in Schedule 7;

“CN Global Notes”	means the global notes in respect of the CNs;

“CN Holder”	means a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems at the Record Time and who has a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs, but who has not entered into a CN Settlement Agreement;

“CN Indentures”	means the indentures dated 15 April 2008 and 29 December 2010 as amended and supplemented, entered into by LDK Solar, The Bank of New York Mellon as Trustee, Securities Agent Registrar (each as defined therein);

“CNs”	means LDK Solar’s 4.75% Convertible Senior Notes due 2013;

App 7 - 8

“CN Registrar”	means The Bank of New York Mellon, as registrar under the CN Indentures;

“CN Settlement Agreement”	means any agreement entered into between LDK Solar and a person interested in CNs by which such person agreed to a settlement, composition, arrangement, compromise, restructuring, postponement or forbearance in relation to the obligations of LDK Solar under or in relation to the CNs, or that person’s rights (whether actual or contingent) in respect thereof, including those agreements listed at Appendix 39 of the Scheme Document;

“CN Trustee”	means the Bank of New York Mellon, as Trustee under the CN Indentures;

“CN Trustee Instruction”	means an instruction to the CN Trustee in substantially the form set out in Schedule 1 or any such other form as the CN Trustee may reasonably accept;

“Combined Surplus”	means the amount, if any, remaining after deducting the aggregate Senior Note Cash Out Amount and the aggregate Preferred Obligation Cash Out Amount from the sum of the Available Senior Cash Amount and the Available Preferred Cash Amount;

“Common Depositary”	means The Bank of New York Mellon, London Branch, as common depositary for the Senior Clearing Systems in respect of the Senior Notes;

“Common Depositary Instruction”	means an instruction to the Common Depositary in substantially the form set out in Schedule 2;

“Companies Law”	means the Companies Law (2013 Revision) as applicable in the Cayman Islands;

“Companies Ordinance”	means the Companies Ordinance (Cap. 622) (as amended) as applicable in Hong Kong;

“Convertible Bond Entitlement Amount”	means in respect of a Qualifying Scheme Creditor an amount equal to the product of that Qualifying Scheme Creditor’s Non-Cash Entitlement and its applicable Agreed Convertible Bond Ratio;

“Convertible Bonds”	means the 2018 Convertible Bonds and the Preferred Convertible Bonds;

App 7 - 9

“Deed of Release” or “Deeds of Release”	means the forms of deeds of release between LDK Solar, LDK Silicon, LDK Silicon Holding, the Senior Note Guarantors and the Scheme Creditors as set out in Schedule 4 to be governed, respectively, by the laws of the Cayman Islands, the State of New York, and the Hong Kong Special Administrative Region;

“Deed of Undertaking”	means a deed of undertaking substantially in the form set out in Schedule 5;

“Deemed Ordinary Cash Claim”	means in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the amount of that Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim less its Adjusted Ordinary Non-Cash Claim;

“Deemed Ordinary Non-Cash Claim”	means in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the amount of that Admitted Ordinary Scheme Creditor’s Ordinary Cash Claim less its Adjusted Ordinary Cash Claim;

“Deemed Preferred Non-Cash Claim”	means in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the amount of that Preferred Obligation Scheme Creditor’s Preferred Cash Claim less its Adjusted Preferred Cash Claim;

“Deemed Senior Non-Cash Claim”	means in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the amount of that Senior Note Scheme Creditor’s Senior Note Cash Claim less its Adjusted Senior Cash Claim;

“Depositary”	means JPMorgan Chase Bank, N.A., as depositary for the benefit of the ADS holders;

“Designated Recipient”	means any single entity that is designated as such by a Scheme Creditor in accordance with a valid Capitalisation Request Form as the recipient of any or all of the Non-Cash Scheme Consideration otherwise to be issued to such Scheme Creditor, subject to limitations in accordance with applicable securities laws and provided that (i) the Designated Recipient shall only be validly designated if it has submitted all Distribution Confirmation Deeds, Settlement Instructions and/or any other applicable forms that its designating Scheme Creditor is required to submit pursuant to the Schemes; and (ii) a Scheme Creditor may designate only one such entity and if such entity is a nominee holder it may only hold on behalf of one beneficial holder; and (iii) the Designated Recipient is not a Disqualified Person;

App 7 - 10

“Determination Rights”	means the rights of the Ordinary Claimants to have their Ordinary Claims reviewed for acceptance as Admitted Ordinary Claims in accordance with Clause 27;

“Disputed Claim”	means an Ordinary Claim that is disputed under Clause 27.7;

“Dispute Proceedings”	means in respect of a Disputed Claim, proceedings issued in the Grand Court against LDK Solar pursuant to Clause 28;

“Disqualified Person”	means a person who is disqualified from holding, receiving or handling any Scheme Consideration pursuant to any applicable laws or regulations;

“Distribution Confirmation Deed”	means a completed form in the form distributed to Scheme Creditors and available on the Scheme Website confirming amongst other things that the Qualifying Scheme Creditor may legally and lawfully be issued the Non-Cash Scheme Consideration;

“Dollars”	means the lawful currency of the United States of America;

“DTC”	means the Depository Trust Company, its nominees and successors;

“Effective Date”	has the meaning given to it in Clause 38;

“Employee Claim”	means the Claims set out in any proofs of debt filed by current and/or former employees of LDK Silicon and any related claims by such persons, as described in Part 1 of the Explanatory Statement;

“EPC Guarantee”	means the guarantee granted by LDK Solar in favour of CDB Jiangxi in connection with any liability arising under any Specified EPC Facility Agreements and dated 30 December 2011;

“EPC Guarantee Claim”	means any Claim under the EPC Guarantee;

App 7 - 11

“Epiq”	means Epiq Bankruptcy Solutions LLC;

“Euroclear”	means Euroclear Bank S.A./N.V., as operator of the Euroclear clearing system;

“Excluded Claim”	means any Project Guarantee Claim, any Project Loan Claim, any EPC Guarantee Claim, any Employee Claim and the Munich Re Claim;

“Explanatory Statement”	means the explanatory statement of the Cayman Scheme Companies and LDK Silicon Holding relating to (i) the Cayman Scheme issued in accordance with section 86 of the Companies Law; and (ii) the Hong Kong Scheme, issued in accordance with section 671 of the Companies Ordinance;

“Grand Court”	means the Grand Court of the Cayman Islands and any court capable of hearing appeals therefrom;

“Grand Court Orders”	means a sealed copy of the LDK Solar Court Order and the LDK Silicon Court Order;

“Grand Court Sanction Hearing”	means the hearings at the Grand Court of the petition in respect of the sanctioning of the Cayman Scheme under section 86 of the Companies Law;

“Group”	means LDK Solar and its subsidiaries from time to time;

“Group Company”	means any company that is a member of the Group;

“High Court”	means the High Court of Hong Kong and any court capable of hearing appeals therefrom;

“High Court Orders”	means office copies of the orders of the High Court sanctioning the Hong Kong Scheme;

“HK Preferred Scheme Meetings”	means the LDK Solar HK Preferred Meeting, the LDK Silicon HK Preferred Meeting and the LDK SH Preferred Meeting;

“HK Senior Note Meeting”	means a meeting of the Senior Note Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

App 7 - 12

“Holding Period”	has the meaning given to it in Clause 35.2;

“Hong Kong Scheme”	means the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme;

“Imclone Facility”	means a US$22,400,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 27 December 2013;

“Information Agent”	means Lucid;

“Intercompany Claim”	means any claim against either of the Cayman Scheme Companies by any Group Company other than Sunways AG or the Cayman Scheme Companies;

“Intermediary”	means a person (other than an Account Holder) who holds an interest in Senior Notes on behalf of another person or other persons;

“IPR”	means the Insolvency Practitioners’ Regulations 2008 (as amended) applicable in the Cayman Islands;

“IRR”	means 23 per cent. per annum of internal rate of return payable in respect of the Preferred Obligations;

“Issue Date”	means, in the case of the Senior Note Non-Cash Scheme Consideration and the Preferred Obligation Non-Cash Scheme Consideration, the date falling 7 days after the Effective Date, and in case of the Ordinary Non-Cash Scheme Consideration, such date as the Scheme Supervisors shall in their discretion determine;

“JPLs”	means Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd., in their capacity as joint provisional liquidators of LDK Solar;

“Judgment Debts Rules”	means the Judgment Debts (Rates of Interest) Rules applicable from time to time in the Cayman Islands;

“KDC Solar”	means KDC Solar Credit LS LLC;

“LDK SH HK Scheme”	means the scheme of arrangement in respect of LDK Silicon Holding under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

App 7 - 13

“LDK SH Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK SH HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK SH HK Scheme, and any adjournment thereof;

“LDK Silicon”	means LDK Silicon & Chemical Technology Co., Ltd., an exempted company incorporated with limited liability and registered on 8 December 2009 under the laws of the Cayman Islands with registered number 234412 and registered on 5 December 2011 as a non-Hong Kong company with the Hong Kong Companies Registry under CR No. F0018833;

“LDK Silicon Cayman Scheme”	means this scheme of arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors under section 86 of the Companies Law in its present form or with or subject to any non-material modifications, addition or conditions that the Grand Court may approve or impose;

“LDK Silicon Court Order”	means a sealed copy of the order of the Grand Court sanctioning the LDK Silicon Cayman Scheme;

“LDK Silicon CI Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Silicon Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Silicon Cayman Scheme, and any adjournment thereof;

“LDK Silicon HK Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Silicon HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Silicon HK Scheme, and any adjournment thereof;

“LDK Silicon HK Scheme”	means the scheme of arrangement in respect of LDK Silicon under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

App 7 - 14

“LDK Silicon Holding”	means LDK Silicon Holding Co., Limited, a Hong Kong company registered with the Hong Kong Companies Registry under CR No. 1410399;

“LDK Solar”	means LDK Solar CO., Ltd. (in provisional liquidation), an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands on 1 May 2006 with registered number 166736;

“LDK Solar Cayman Scheme”	means this scheme of arrangement between LDK Solar and the Scheme Creditors under section 86 of the Companies Law in its present form or with or subject to any non-material modifications, addition or conditions that the Grand Court may approve or impose;

“LDK Solar Court Order”	means a sealed copy of the order of the Grand Court sanctioning the LDK Solar Cayman Scheme;

“LDK Solar CI Ordinary Meeting”	means a meeting of the Ordinary Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“LDK Solar CI Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“LDK Solar HK Ordinary Meeting”	means a meeting of the Ordinary Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

“LDK Solar HK Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

App 7 - 15

“LDK Solar HK Scheme”	means the scheme of arrangement in respect of LDK Solar under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

“Liability”	means any debt, liability or obligation whatsoever, whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation, and whether arising at common law, in equity or by statute in or under the laws of Hong Kong, New York, the Cayman Islands or under any other law or in any other jurisdiction howsoever arising and “Liabilities” shall be construed accordingly;

“Lucid”	means Lucid Issuer Services Limited;

“Majority Preferred Holders”	means such person or persons as collectively hold at least two thirds (2/3rds) of the Preferred Obligations;

“Maximum Ordinary Cash Claims”

means an amount in Dollars equal to the variable t in the formula:

t = (a + y) / 0.05

where:

a is equal to the Available Ordinary Cash Amount; and

y is equal to the Combined Surplus;

provided that (a + y) shall not be greater than an amount equal to 7,000,000 less all and any amounts in Dollars (or converted to Dollars if any such amounts are paid or payable in a currency other than Dollars) paid or payable by the Companies in consideration of the settlement and/or release of the Munich Re Claim;

“Maximum Ordinary Non-Cash Claims”	means US$18,800,000;

“Maximum Preferred Cash Claims”	means an amount in Dollars equal to the variable v in the formula: v = (e + f) / 0.1 where: e is equal to the Available Preferred Cash Amount; and f is equal to the Senior Cash Surplus;

App 7 - 16

“Maximum Senior Note Cash Claims”	means an amount in Dollars equal to the variable b in the formula: b = (j + d) / 0.1 where: j is equal to the Available Senior Cash Amount; and d is equal to the Preferred Cash Surplus;

“Munich Re Claim”	means any Claim arising out of, under or in relation to the Superior Court of the State of California proceedings, being case no 112-CV-223439, between Munich Reinsurance Company and Great Lakes Reinsurance (UK) PLC, each as joint plaintiff and LDK Solar, LDK Solar USA, Inc. and LDK Solar Europe Holding SA, each as co- defendant, and any judgment thereunder;

“Non-Cash Entitlement”	means Ordinary Non-Cash Entitlement, Preferred Non-Cash Entitlement and Senior Non-Cash Entitlement as applicable;

“Non-Cash Scheme Consideration”	means in relation to the Senior Note Scheme Creditors, the Senior Note Non-Cash Scheme Consideration, in relation to the Preferred Obligation Scheme Creditors, the Preferred Obligation Non-Cash Scheme Consideration and in relation to the Admitted Ordinary Scheme Creditors, the Ordinary Non-Cash Scheme Consideration;

“Non-Cash Scheme Consideration Trust”	has the meaning given to it in Clause 35.2;

“Non-Cash Scheme Consideration Trustee”	means LDK Solar International Co, Limited as trustee of the Trust Securities for and on behalf of the Qualifying Scheme Creditors (or any additional or replacement trustee of the Trust Securities at any time) and, for the avoidance of doubt, with no discretion to vote such Trust Securities during the Holding Period;

“Onshore Operating Entities”	means LDK Solar Xinyu, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon, LDK Solar Suzhou, LDK Silicon Inner Mongolia, LDK Solar Nanchang, Jiangxi Sinoma, Shigatse New Energy, LDK PV Xinyu, Hohhot New Energy, LDK PV Hefei, Wuwei New Energy, Taojiang New Energy, LDK Optronics, Hetian PV, LDK Solar Jiuquan and Ezhou LDK PV (each as defined in the Scheme Document);

App 7 - 17

“Ordinary Cash Amount”	means a Dollar amount equal to the amount of an Admitted Ordinary Scheme Creditor’s Adjusted Ordinary Cash Claim plus, if an Ordinary Non-Cash Deficit has occurred, but no Ordinary Cash Deficit has occurred, its Adjusted Deemed Ordinary Cash Claim;

“Ordinary Cash Claim”	means a Dollar amount equal to such part of an Admitted Ordinary Claim in respect of which the Admitted Ordinary Scheme Creditor has elected or is deemed under Clause 11.2(c) to have elected to receive the Ordinary Cash Out Amount;

“Ordinary Cash Deficit”	shall occur if the amount of the Available Top-Up Cash Consideration is zero;

“Ordinary Cash Out Amount”	means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the product of that Admitted Ordinary Scheme Creditor’s Ordinary Cash Amount and 0.05;

“Ordinary Claim”	means a Claim against LDK Solar as at the Record Time, other than a Senior Note Scheme Claim, a Preferred Obligation Scheme Claim, a Preferred Documents Claim, an Intercompany Claim or an Excluded Claim;

“Ordinary Claimant”	means a person who has submitted a Claim Form;

“Ordinary Meetings”	means the LDK Solar CI Ordinary Meeting and the LDK Solar HK Ordinary Meeting;

“Ordinary Non-Cash Claim”	means an Admitted Ordinary Claim in respect of which the Admitted Ordinary Scheme Creditor has elected to receive the Ordinary Non-Cash Scheme Consideration;

“Ordinary Non-Cash Deficit”	shall occur if the amount of Available Top-Up Non-Cash consideration is zero;

“Ordinary Non-Cash Entitlement”	means a Dollar amount equal to the amount of an Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim plus, if an Ordinary Cash Deficit has occurred, but no Ordinary Non-Cash Deficit has occurred, its Adjusted Deemed Ordinary Non-Cash Claim;

App 7 - 18

“Ordinary Non-Cash Scheme Consideration”	means the Scheme Shares and the 2018 Convertible Bonds;

“Ordinary Scheme Creditors”	means the holders of the Ordinary Claims;

“Payment Date”	means, in the case of the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount, the date falling 7 days after the Effective Date and, in case of the Ordinary Cash Out Amount, such date as the Scheme Supervisors shall in their discretion determine;

“Peng Guarantee”	means the personal guarantee to be provided by Mr Peng Xiaofeng in respect of the Preferred Convertible Bonds;

“Personnel”	means, in relation to any person, its current and former officers, partners, directors, employees, staff, agents and counsel;

“Preferred Cash Claim”	means a Dollar amount equal to such part of a Preferred Obligation Scheme Claim in respect of which the Preferred Obligation Scheme Creditor has elected or is deemed under Clause 11.2(c) to have elected to receive the Preferred Obligation Cash Out Amount, plus interest thereon from the Record Time to the Payment Date at the rate of 5.535% per annum;

“Preferred Cash Deficit”	shall occur if the Maximum Preferred Cash Claims is less than the aggregate amount of Preferred Cash Claims;

“Preferred Cash Surplus”	means the amount, if any, remaining after deducting (i) an amount equal to the aggregate Preferred Cash Claims multiplied by 0.1 from (ii) the Available Preferred Cash Amount;

“Preferred Convertible Bond Indenture”	means the indenture relating to the Preferred Convertible Bonds to be entered into between, amongst others, LDK Solar and the Preferred Convertible Bond Trustee;

“Preferred Convertible Bonds”	means the new series of 5.535 per cent. preferred convertible bonds due 2016 to be issued by LDK Solar to the Preferred Obligation Scheme Creditors, the terms of which are summarised in Schedule 8 to the Schemes;

App 7 - 19

“Preferred Convertible Bond Trustee”	means The Bank of New York Mellon in its capacity as trustee under the Preferred Convertible Bond Indenture;

“Preferred Documents”	means the Shareholders Agreement and/or the Subscription Agreement;

“Preferred Documents Claims”	means any Claim arising out of or in respect of the Preferred Documents;

“Preferred Non-Cash Entitlement”	means a Dollar amount equal to the amount of a Preferred Obligation Scheme Creditor’s Preferred Obligation Non-Cash Claim (if any) plus its Deemed Preferred Non-Cash Claim (if any);

“Preferred Obligation Non-Cash Claim”	means a Dollar amount equal to such part of a Preferred Obligation Scheme Claim in respect of which the Preferred Obligation Scheme Creditor has elected to receive Preferred Obligation Non-Cash Scheme Consideration plus interest thereon from the Record Time to the Issue Date at the rate of 5.535% per annum;

“Preferred Obligations”	means the 240,000,000 Series A Redeemable Convertible Preferred Shares of LDK Silicon issued in June 2011 for a total consideration of US$240,000,000 plus IRR accrued and less dividends received;

“Preferred Obligation Cash Out Amount”	means, in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the product of that Preferred Obligation Scheme Creditor’s Adjusted Preferred Cash Claim and 0.1;

“Preferred Obligation Meetings”	means the CI Preferred Scheme Meetings and the HK Preferred Scheme Meetings;

“Preferred Obligation Non-Cash Scheme Consideration”	means the Scheme Shares and the Preferred Convertible Bonds;

App 7 - 20

“Preferred Obligation Scheme Claim”	means in relation to a Scheme Creditor, an amount calculated as at the Record Time equal to (i) the outstanding principal amount of Preferred Obligations held by that Scheme Creditor at the Record Time; (ii) interest accrued but unpaid up to and including 3 June 2013 at the IRR, less dividends received (without double counting); and (iii) interest accrued but unpaid from 4 June 2013 to the Record Time at the rate of 5.535% per annum of the amount outstanding as of 3 June 2013;

“Preferred Obligation Scheme Creditors”	means the holders of the Preferred Obligations at the Record Time;

“Preferred Obligor”	means LDK Solar, LDK Silicon, LDK Silicon Holding, Jiangxi LDK Solar Polysilicon Co., Ltd, and Jiangxi LDK PV Silicon Technology Co., Ltd and Jiangxi LDK Solar High-Tech Co., Ltd;

“Preferred RSA”	means the restructuring support agreement dated 28 March 2014 and sanctioned by the Grand Court on 2 April 2014 (as amended on 30 July 2014 and sanctioned by the Grand Court on 11 August 2014) between (amongst others) LDK Solar, the JPLs and certain consenting holders of the Preferred Obligations;

“Proceeding”	means any process, suit, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, restraint, forfeiture, re-entry, seizure, lien, enforcement of judgment, enforcement of any security or enforcement of any letters of credit;

“Prohibited Proceeding”	means any Proceeding against LDK Solar, any member of the Restructured Group or any of their respective property in any jurisdiction whatsoever other than an Allowed Proceeding;

“Prohibited Transferee”	means a person who is prohibited from being allotted, issued with, holding, receiving or handling any Non-Cash Scheme Consideration pursuant to any applicable laws or regulations or so prohibited except after compliance with conditions or requirements that LDK Solar considers to be disproportionate to the value of the relevant Scheme Consideration;

App 7 - 21

“Project Guarantee Claim”	means any Claim under a guarantee issued by LDK Solar in respect of the project finance facilities set out in Schedule 9;

“Project Loan Claim”	means any Claim under a loan issued to LDK Solar in respect of the project finance facilities set out in Schedule 10;

“Proxy Form”	means the Ordinary Proxy Form within the Ordinary Solicitation Packet at Appendix 14 to the Scheme Document, or the Preferred Proxy Form within the Preferred Solicitation Packet at Appendix 13 to the Scheme Document;

“Qualified Insolvency Practitioner”	has the meaning ascribed to it in the IPR;

“Qualifying Scheme Claims”	means the Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and the Admitted Ordinary Claims or any of them;

“Qualifying Scheme Creditors”	means the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“Recognition Filings”	means (i) the filing of a petition for recognition of the Cayman proceeding under Chapter 15 of the US Bankruptcy Code, and (ii) the filing of a request for the Bankruptcy Court to grant a Chapter 15 Scheme Order;

“Recognition Hearing”	means a hearing before the US Bankruptcy Court in respect of the Recognition Filings;

“Record Time”	means 11am Cayman Islands time on 13 October 2014;

“Registrar”	means The Bank of New York Mellon (Luxembourg) S.A., as registrar under the Senior Note Indenture;

“Released Advisers”	means Allen & Overy, Allen & Overy LLP, Campbells, Epiq, Harney Westwood & Riegels, Houlihan Lokey (Europe) Limited, Jefferies LLC, Lucid Issuer Services Limited, Mayer Brown JSM, Ropes & Gray LLP, Schultze & Braun Rechtsanwaltsgesellschaft GmbH, Sidley Austin LLP, Walkers, Young Conaway Stargatt & Taylor, LLP, Zolfo Cooper (Cayman) Ltd. and Zolfo Cooper LLP;

App 7 - 22

“Reserved Claims”	means any and all Claims against or Liabilities of Mr Peng Xiaofeng, or any person that is currently or was formerly owned or controlled by Mr Peng Xiaofeng or any member of his family and which is not a Group Company;

“Restructured CN Holder”	means a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems at the Record Time and who has a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs, and who has entered into a CN Settlement Agreement;

“Restructured Group”	means, following the Effective Date, LDK Solar and its subsidiaries from time to time;

“Restructuring Documents”	means the documents in substantially the form attached to the Scheme Document and listed at Schedule 11;

“Restructuring Transactions”	means the transactions contemplated in the Schemes and the Restructuring Documents;

“RSAs”	means the Preferred RSA and the Senior Note RSA;

“Schemes”	means, together, the Cayman Scheme and the Hong Kong Scheme;

“Scheme Claim”	means the Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and the Ordinary Claims or any of them;

“Scheme Class Meetings”	means the Senior Note Meetings, the Preferred Obligation Meetings and the Ordinary Meetings;

“Scheme Consideration”	means the Cash Out Amounts and/or the Non-Cash Scheme Consideration, as applicable;

“Scheme Creditor”	means a creditor of any of the Cayman Scheme Companies in respect of a Scheme Claim and includes any Senior Note Scheme Creditor, Preferred Obligation Scheme Creditor and Ordinary Scheme Creditor;

“Scheme Document”	means the document dated 15 September 2014 which contains the Explanatory Statement, including all appendices, schedules and annexes to it;

“Scheme Longstop Date”	means 31 December 2014;

App 7 - 23

“Scheme Shares”	means ADSs at US$1.586 per ADS to be issued and allotted to certain of the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“Scheme Share Entitlement Amount”	means in respect of a Qualifying Scheme Creditor an amount equal to the product of that Qualifying Scheme Creditor’s Non-Cash Entitlement and its applicable Agreed Share Ratio;

“Scheme Supervisors”	means such persons as are appointed in accordance with Clause 49, and shall initially be Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd.;

“Scheme Supervisors Agreement”	means the agreement governing the Scheme Supervisors’ role as supervisors of the Schemes;

“Scheme Website”	means the world wide web (www) pages linked to the universal resource locator (url): http://ldksolar-provisionalliquidation.com;

“SEC”	means the United States Securities and Exchange Commission;

“Security Documents”	means the (i) the charge over the issued share capital of LDK Silicon to be entered into between and among LDK Solar, LDK Silicon and others, (ii) the charge over 24% of the issued share capital of Jiangxi LDK Solar Hi-Tech Co., Ltd., to be entered into between and among the LDK Solar, Jiangxi LDK Solar Hi-Tech Co., Ltd. and others (each of (i) and (ii) in a form reasonably acceptable to the Majority Preferred Holders and LDK Solar);

“Senior Cash Deficit”	shall occur if the Maximum Senior Note Cash Claims is less than the aggregate amount of Senior Note Cash Claims;

“Senior Cash Surplus”	means the amount, if any, remaining after deducting (i) an amount equal to the aggregate Senior Note Cash Claims multiplied by 0.1 from (ii) the Available Senior Cash Amount;

“Senior Clearing Instruction”	means an instruction to the Senior Clearing Systems in substantially the form set out in Schedule 12;

App 7 - 24

“Senior Clearing Systems”	means Euroclear and Clearstream;

“Senior Global Note”	has the meaning given to it in Clause 4.2;

“Senior Non-Cash Entitlement”	means a Dollar amount equal to the amount of a Senior Note Scheme Creditor’s Senior Note Non-Cash Claim (if any) plus its Deemed Senior Non-Cash Claim (if any);

“Senior Notes”	means LDK Solar’s RMB-Denominated US$-Settled Senior Notes due 2014 as constituted by the Senior Note Indenture;

“Senior Note Cash Claim”	means a Dollar amount equal to such part of a Senior Note Scheme Claim in respect of which the Senior Note Scheme Creditor has elected or is deemed under Clause 11.2(c) to have elected to receive the Senior Note Cash Out Amount plus interest thereon from the Record Time to the Payment Date at the rate of 5.535% per annum;

“Senior Note Cash Out Amount”	means, in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the product of that Senior Note Scheme Creditor’s Adjusted Senior Cash Claim and 0.1;

“Senior Note Guarantees”	means each of the guarantees of the Senior Notes given by the Senior Note Guarantors;

“Senior Note Guarantors”	LDK Solar USA, Inc., LDK Solar International Company Limited, LDK Solar Europe Holding S.A., LDK Solar Italia S.R.L (in liquidation), LDK Trading Service Germany GmbH, LDK Solar Hi-Tech (Hong Kong) Co, Limited, LDK Solar Tech USA, Inc., LDK Solar Spain S.L and LDK PV Tech (Hong Kong) Co., Limited (each a “Senior Note Guarantor”);

“Senior Note Indenture”	means the indenture dated as of 28 February 2011 as amended and supplemented, relating to the Senior Notes, among LDK Solar, certain of its subsidiaries as guarantors, The Bank of New York Mellon, London Branch as Trustee and Paying and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A. as Registrar (each as defined therein);

“Senior Note Meetings”	means the CI Senior Note Meeting and the HK Senior Note Meeting;

App 7 - 25

“Senior Note Non-Cash Claim”	means a Dollar amount equal to such part of a Senior Note Scheme Claim in respect of which the Senior Note Scheme Creditor has elected to receive Senior Note Non-Cash Scheme Consideration plus interest thereon from the Record Time to the Issue Date at the rate of 5.535% per annum;

“Senior Note Non-Cash Scheme Consideration”	means the Scheme Shares and the 2018 Convertible Bonds;

“Senior Note RSA”	means the restructuring support agreement dated 28 March 2014 and sanctioned by the Grand Court on 2 April 2014 (as amended on 30 July 2014 and sanctioned by the Grand Court on 11 August 2014) between (amongst others) LDK Solar, the JPLs and certain consenting persons with beneficial interests in the Senior Notes;

“Senior Note Scheme Claim”	means in relation to a Scheme Creditor, an amount calculated as at the Record Time equal to (i) the outstanding principal amount of Senior Notes held by that Scheme Creditor at the Record Time; (ii) interest accrued but unpaid up to and including 3 June 2013 at the rate of 10% per annum; and (iii) interest accrued but unpaid from 4 June 2013 until the Record Time, at the rate of 5.535% per annum, in each case owed to that Senior Note Scheme Creditor in respect of the Senior Notes held by that Senior Note Scheme Creditor at the Record Time;

“Senior Note Scheme Creditors”	means persons with a beneficial interest as principal in the Senior Notes held in global form through the Senior Clearing Systems at the Record Time and who have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the Senior Notes;

“Senior Note Trustee”	means The Bank of New York Mellon, London Branch, as Trustee under the Senior Note Indenture;

“Senior Note Trustee Instruction”	means an instruction to the Senior Note Trustee substantially in the form set out in Schedule 13 or such other form as the Senior Note Trustee may reasonably accept;

App 7 - 26

“Settlement Instructions”	means the settlement instructions for a USD bank account provided in accordance with Clause 32 of the Schemes;

“Share”	means an ordinary share of LDK Solar with a par value of US$0.10 each;

“Shareholders Agreement”	means the Shareholders Agreement dated as of 9 March 2011 between LDK Silicon, LDK Solar and others;

“Specified EPC Facility Agreements”	means the White Rose Facility and the Imclone Facility;

“Subscription Agreement”	means the Series A Preferred Shares Subscription Agreement dated as of 30 December 2010 between LDK Silicon, LDK Solar and others;

“Subsidiary Guarantee”	a guarantee to be entered into by LDK Silicon in respect of the Preferred Convertible Bonds;

“Trust Distribution Deed”	means a deed substantially in the form set out in Appendix 38 to the Scheme Document;

“Trust Securities”	has the meaning given to it in Clause 35.2;

“Voting Instruction Deadline”	means 11:00 am Cayman Islands time on 15 October 2014; and

“White Rose Facility”	means a US$15,000,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 8 March 2012.

1.2	In this Cayman Scheme, unless the context otherwise requires or otherwise expressly provides:

(i)	references to “this Cayman Scheme” are references to both the LDK Solar Cayman Scheme and the LDK Silicon Cayman Scheme together;

(ii)	references to Recitals, Parts, Clauses, Sub-Clauses, Schedules and Appendices are references to the recitals, parts, clauses and sub-clauses, schedules and Appendices respectively of or to this Cayman Scheme;

(iii)	references to a “person” include references to an individual, firm, partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(iv)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

App 7 - 27

(v)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced, and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(vi)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(vii)	headings to Recitals, Parts, clauses and sub-clauses are for ease of reference only and shall not affect the interpretation of this Cayman Scheme; and

(viii)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things, and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(ix)	a company is a “subsidiary” of another company, its “holding company”, if that other company (a) holds a majority of voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company;

(x)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with or without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if (a) it holds the majority of the voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking (i) by virtue of provisions contained in the undertaking’s articles, or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking; and

(xi)	to the extent that there shall be any conflict or inconsistency between the terms of this Cayman Scheme and the Explanatory Statement then the terms of this Cayman Scheme shall prevail.

2.	LDK Solar and LDK Silicon

2.1	LDK Solar was incorporated in the Cayman Islands on 1 May 2006 as an exempted company limited by shares pursuant to the Companies Law (2004 Revision) with registered number 166736.

2.2	As at the date hereof, LDK Solar has an authorised share capital of US$50,000,000 divided into 499,580,000 ordinary shares with a par value of US$0.10 each and 420,000 shares of such class or designation as the board of directors may determine in accordance with Article 12 of its Articles of Association. Each ADS represents one Share. The amount of paid up share capital is US$20,100,000.

App 7 - 28

2.3	LDK Solar’s registered office is 38 Market Street, 2nd Floor, Canella Court, Camana Bay, Grand Cayman, Cayman Islands, KY1-9006.

2.4	On 27 February 2014, the JPLs were appointed as joint provisional liquidators of LDK Solar by order of the Grand Court.

2.5	LDK Silicon is a direct wholly owned subsidiary of LDK Solar. LDK Silicon is the issuer of the Preferred Obligations, and LDK Solar is the issuer of the Senior Notes and a Preferred Obligor.

3.	The Purpose of this Cayman Scheme

3.1	This Cayman Scheme is comprised of two separate schemes of arrangement under section 86 of the Companies Law: (i) the LDK Solar Cayman Scheme; and (ii) the LDK Silicon Cayman Scheme. The principal object and purpose of the LDK Solar Cayman Scheme is to effect a compromise and arrangement between LDK Solar and the Scheme Creditors. The principal object and purpose of the LDK Silicon Cayman Scheme is to effect a compromise and arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors.

3.2	In summary, amongst other things, this Cayman Scheme provides for:

(a)	the release of the Claims of the Senior Note Scheme Creditors (including but not limited to the Senior Note Scheme Claims) as consideration for which the Senior Note Scheme Creditors will receive the allotment of Scheme Shares, the allotment of 2018 Convertible Bonds, and/or a cash payment in full and final settlement under the LDK Solar Cayman Scheme of such Claims;

(b)	the release of the Claims of the Preferred Obligation Scheme Creditors (including but not limited to the Preferred Obligation Scheme Claims), as consideration for which the Preferred Obligation Scheme Creditors will receive the allotment of Scheme Shares, the allotment of Preferred Convertible Bonds, and/or a cash payment in full and final settlement under both the LDK Solar Cayman Scheme and the LDK Silicon Cayman Scheme of such Claims; and

(c)	the release of the Claims of the Ordinary Scheme Creditors (including but not limited to the Ordinary Claims), as consideration for which the Admitted Ordinary Scheme Creditors will receive the allotment of Scheme Shares, the allotment of 2018 Convertible Bonds, and/or a cash payment in full and final settlement under the LDK Solar Cayman Scheme of all such Claims.

4.	Senior Notes issued by LDK Solar

4.1	The Senior Notes were issued by LDK Solar pursuant to the Senior Note Indenture of which RMB 1,631,600,000 aggregate principal amount remained outstanding as at 27 February 2014.

App 7 - 29

4.2	The Senior Notes were issued in global registered form with a global note (the “Senior Global Note”) initially being deposited with and registered in the name of the Common Depositary (or its nominee) through the Senior Clearing Systems under electronic systems designed to facilitate paperless transactions of dematerialised securities.

4.3	Such electronic systems involve interests in the Senior Notes being held by persons (each an “Account Holder”) who are participants in Senior Clearing Systems with their interests in the Senior Global Note being recorded directly in the books or other records maintained by the Senior Clearing Systems. Each Account Holder may be holding its recorded interest in the Senior Global Note on behalf of one or more Senior Note Scheme Creditors.

4.4	In the circumstances set out in Section 2.6(c) of the Senior Note Indenture, LDK Solar may be obliged to issue individual certificated notes in fully registered form in exchange for the Senior Global Note.

5.	The Senior Note Common Depositary and Senior Note Trustee

5.1	The Senior Notes will remain in global form for the purposes of the Schemes. The Common Depositary in its capacity as Common Depositary for the Senior Notes and on behalf of its nominee (The Bank of New York Depositary (Nominees) Limited) as registered holder of the Senior Notes, has confirmed that it does not intend to vote in respect of the Senior Notes at the Senior Note Meetings.

5.2	The Senior Note Trustee has confirmed that it does not intend to vote in respect of the Senior Notes at the Senior Note Meetings unless instructed to do so by the holders of Senior Notes in accordance with the Senior Note Indenture.

5.3	References in this Cayman Scheme to Scheme Creditors shall in relation to the Senior Notes be references to persons with a beneficial interest as principal in the Senior Notes held in global form through the Senior Clearing Systems at the Record Time and who have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the Senior Notes. References to Senior Notes “held” by a Scheme Creditor shall be construed accordingly.

5.4	Each Senior Note Scheme Creditor shall be entitled to vote at the relevant Senior Note Meetings in respect of each of the Senior Notes held by it unless the holders of Senior Notes instruct the Senior Note Trustee to vote in respect of such Senior Notes in accordance with the Senior Note Indenture. In the event of such instruction, any vote of the Senior Note Trustee (for or against) shall to the extent permitted by the Senior Note Indenture be assessed on a ‘look through’ basis to identify (as applicable) the vote for or against the Cayman Scheme of the relevant instructing Senior Note Scheme Creditors both as to numerosity and value.

6.	The Preferred Obligations

6.1	The Preferred Obligations are 240,000,000 Series A Redeemable Convertible Preferred Shares of LDK Silicon issued in June 2011 for a total consideration of US$240,000,000 plus IRR accrued, less any dividend received. LDK Solar is a Preferred Obligor.

App 7 - 30

6.2	Each Preferred Obligation Scheme Creditor shall be entitled to vote at the relevant Preferred Obligation Meetings in respect of each of the Preferred Obligations held by it.

7.	The Ordinary Claims

7.1	The Ordinary Claims are Claims against LDK Solar as at the Record Time, which are not Senior Note Scheme Claims, Preferred Obligation Scheme Claims, Preferred Documents Claims, Intercompany Claims or Excluded Claims and the Admitted Ordinary Claims are the Accepted amounts of such Ordinary Claims calculated as at the Record Time.

7.2	Claims in respect of LDK Solar’s obligations under the CNs will constitute Ordinary Claims under the Schemes. The CNs will remain in global form for the purposes of the Schemes.

7.3	The CN Trustee has confirmed that it does not intend to vote in respect of the CNs at the Ordinary Meetings unless instructed to do so by the holders of CNs in accordance with the applicable CN Indenture.

7.4	Each CN Holder shall be entitled to vote at the relevant Ordinary Meetings in respect of each of the CNs beneficially held by it (if any) unless the CN Trustee has been instructed to vote in respect of such CNs in accordance with the CN Indentures. In the event of such instruction, any vote of the CN Trustee (for or against) shall to the extent permitted by the CN Indentures be assessed on a ‘look through’ basis to identify (as applicable) the vote for or against the Cayman Scheme of the relevant instructing Ordinary Scheme Creditors both as to numerosity and value.

7.5	A Restructured CN Holder must vote by submitting a Proxy Form supported by evidence of a CN Settlement Agreement, and may not vote by submitting a CN Account Holder Letter or by instructing the CN Trustee. The Chairperson of the Ordinary Meetings shall be entitled to disregard any votes believed to be cast by Restructured CN Holders unless such votes have been cast by submitting a Proxy Form and are supported by a valid CN Settlement Agreement.

8.	Binding of third parties

The Senior Note Guarantors and the Preferred Obligors shall execute a Deed of Undertaking, pursuant to which they will agree to appear by Counsel at the Grand Court Sanction Hearing and to undertake to the Grand Court to be bound by the terms of this Cayman Scheme. In addition, pursuant to the Deed of Undertaking, the Senior Note Guarantors and the Preferred Obligors agree to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Cayman Scheme.

App 7 - 31

PART B

THE CAYMAN SCHEME

9.	Application and extent of this Cayman Scheme

9.1	The compromise and arrangement effected by this Cayman Scheme shall apply to all Scheme Claims and shall be binding on all Scheme Creditors.

9.2	The rights of the Scheme Creditors obtained under this Cayman Scheme, including the Determination Rights and the Scheme Consideration, shall, subject to the terms of this Cayman Scheme, be accepted by the Scheme Creditors in full and final settlement of all Claims of Scheme Creditors against the Cayman Scheme Companies, Senior Note Guarantors and Preferred Obligors.

10.	Effect of this Cayman Scheme

On the Effective Date;

(a)	all of the right, title and interest of Scheme Creditors to Scheme Claims shall be subject to this Cayman Scheme; and

(b)	every term of this Cayman Scheme shall become effective,

save for Clauses 1, 9, 10, 14, 16, 38, 39, 45, 46, 47, 49.5, 58 and 60 of this Cayman Scheme, which shall become immediately effective and binding upon Scheme Creditors upon sealed copies of the Grand Court Orders being delivered to the Cayman Islands Registrar of Companies for registration and regardless of whether any other conditions to the Effective Date have been satisfied or are outstanding or have been waived. Any act required to be done by any person under the Cayman Scheme, or any of the Restructuring Documents, prior to the Effective Date pursuant to authority conferred by the terms of the Cayman Scheme shall be deemed to have been ratified by the Scheme Creditors upon the Effective Date.

11.	Compromise and arrangement with the Scheme Creditors

11.1	Subject to Clause 16.3, on the Effective Date the following will occur in the order set out below:

(a)	the Claims of the Senior Note Scheme Creditors (including the Senior Note Scheme Claims) shall be released fully and absolutely under the LDK Solar Cayman Scheme in accordance with Clause 41, in each case so as to bind the Senior Note Scheme Creditors (including, for the avoidance of doubt, any person who has or acquires after the Record Time any interest in or arising out of such Claims), and LDK Solar shall:

(i)	to the extent that any Senior Note Scheme Creditor has elected or is deemed to have elected to receive the Cash Out Amount, on the Payment Date pay the Senior Note Cash Out Amount (if any) to such Senior Note Scheme Creditor; and

App 7 - 32

(ii)	to the extent that any Senior Note Scheme Creditor has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration, on the Issue Date:

(A)	issue and allot to such Senior Note Scheme Creditor Scheme Shares at the rate of one Scheme Share per each US$1.586 of that Senior Note Scheme Creditor’s Scheme Share Entitlement Amount; and

(B)	issue to such Senior Note Scheme Creditor 2018 Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Senior Note Scheme Creditor’s Convertible Bond Entitlement Amount, subject to Clause 37;

(b)	the Claims of the Preferred Obligation Scheme Creditors (including the Preferred Obligation Scheme Claims) shall be released fully and absolutely under both the LDK Solar Cayman Scheme and the LDK Silicon Cayman Scheme in accordance with Clause 41 in each case so as to bind the Preferred Obligation Scheme Creditors (including, for the avoidance of doubt, any person who has or acquires after the Record Time any interest in or arising out of such Claims), and LDK Solar shall:

(i)	to the extent that any Preferred Obligation Scheme Creditor has elected or is deemed to have elected to receive the Cash Out Amount, on the Payment Date pay the Preferred Obligation Cash Out Amount (if any) to such Preferred Obligation Scheme Creditor; and

(ii)	to the extent that any Preferred Obligation Scheme Creditor has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration, on the Issue Date:

(A)	issue and allot to such Preferred Obligation Scheme Creditor Scheme Shares at the rate of one Scheme Share per each US$1.586 of that Preferred Obligation Scheme Creditor’s Scheme Share Entitlement Amount; and

(B)	issue to such Preferred Obligation Scheme Creditor Preferred Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Preferred Obligation Scheme Creditor’s Convertible Bond Entitlement Amount, subject to Clause 37; and

(c)	the Claims of the Ordinary Scheme Creditors (including the Ordinary Claims and including, for the avoidance of doubt, any Ordinary Claims which are not Admitted Ordinary Claims) shall be released fully and absolutely under the LDK Solar Cayman Scheme in accordance with Clause 41 so as to bind the Ordinary Scheme Creditors (including, for the avoidance of doubt, any person who has or acquires after the Record Time any interest in or arising out of such Claims), and LDK Solar shall:

(i)	to the extent that any Admitted Ordinary Scheme Creditor has elected or is deemed to have elected to receive the Cash Out Amount, on the Payment Date pay the Ordinary Cash Out Amount to such Admitted Ordinary Scheme Creditor; and

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(ii)	to the extent that any Admitted Ordinary Scheme Creditor has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration, on the Issue Date:

(A)	issue and allot to such Admitted Ordinary Scheme Creditor Scheme Shares at the rate of one Scheme Share per each US$1.586 of that Admitted Ordinary Scheme Creditor’s Scheme Share Entitlement Amount; and

(B)	issue to such Admitted Ordinary Scheme Creditor 2018 Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Admitted Ordinary Scheme Creditor’s Convertible Bond Entitlement Amount, subject to Clause 37.

11.2	No later than the Voting Instruction Deadline each Scheme Creditor shall, by submitting a Capitalisation Request Form, (i) inform LDK Solar in writing whether it wishes to elect to receive the Cash Out Amount and/or the Non-Cash Scheme Consideration; and (ii) specify the Agreed Share Ratio for that Scheme Creditor; provided that:

(a)	if Non-Cash Scheme Consideration is chosen by a Senior Note Scheme Creditor or Preferred Obligation Scheme Creditor, the Agreed Share Ratio shall be no lower than 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim;

(b)	if Non-Cash Scheme Consideration is chosen by an Ordinary Scheme Creditor, the Agreed Share Ratio shall be equal to 15% of the relevant Qualifying Scheme Claim;

(c)	any Scheme Creditor who does not submit a valid Capitalisation Request Form on or before the Voting Instruction Deadline shall be deemed to have elected to receive the applicable Cash Out Amount in respect of its Qualifying Scheme Claim;

(d)	subject to Clause 11.2(f) where, in respect of a Scheme Creditor who has elected or is deemed to have elected to receive the Cash Out Amount, there is a Cash Deficit, that Scheme Creditor shall be deemed to have elected to receive the Non-Cash Scheme Consideration in respect of:

(i)	in the case of a Senior Note Scheme Creditor, its Deemed Senior Non-Cash Claim;

(ii)	in the case of a Preferred Obligation Scheme Creditor, its Deemed Preferred Non-Cash Claim; and

(iii)	in the case of an Ordinary Scheme Creditor where there is not an Ordinary Non-Cash Deficit, its Adjusted Deemed Ordinary Non-Cash Claim;

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(e)	In the event of a Cash Deficit, Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors shall be deemed to have elected the Agreed Share Ratio specified by such Scheme Creditor in its Capitalisation Request Form or, if no Agreed Share Ratio has been specified, an Agreed Share Ratio of 15%;

(f)	where in respect of an Ordinary Scheme Creditor who has elected or is deemed to have elected to receive Non-Cash Scheme Consideration, there is an Ordinary Non-Cash Deficit (but not an Ordinary Cash Deficit), that Ordinary Scheme Creditor shall be deemed to have elected to receive the Ordinary Cash Out Amount in respect of its Adjusted Deemed Ordinary Cash Claim;

(g)	in the event that there is both an Ordinary Cash Deficit and an Ordinary Non-Cash Deficit, an Admitted Ordinary Scheme Creditor shall receive (as applicable) only the Ordinary Cash Out Amount in respect of its Adjusted Ordinary Cash Claim (if any) and the Ordinary Non-Cash Scheme Consideration in respect of its Adjusted Ordinary Non-Cash Claim (if any); and

(h)	for the avoidance of doubt, the submission of a Capitalisation Request Form, Claim Form, Proxy Form, or CN Account Holder Letter by an Ordinary Scheme Creditor does not mean that such Ordinary Scheme Creditor’s Ordinary Claim will be or has been Accepted as an Admitted Ordinary Claim.

12.	Instructions to Common Depositary in relation to Senior Notes and the Clearing Systems in relation to CNs

12.1	LDK Solar shall instruct the Common Depositary to, on the Effective Date (i) mark down the Senior Global Note representing the Senior Notes for cancellation; and (ii) take such other action as may be required to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

12.2	LDK Solar shall instruct the Clearing Systems to, on the Effective Date (i) mark down the CN Global Notes representing the CNs for cancellation; and (ii) take such other action as may be required to effect the cancellation, mark down and discharge of the CNs under the CN Indentures.

13.	Further actions

13.1	Each of the Senior Note Scheme Creditors hereby authorises LDK Solar on and from the Effective Date to take or to instruct the Senior Note Trustee, the Common Depositary, each Intermediary and/or each Account Holder to take whatever action is necessary or appropriate to give effect to the terms of this Cayman Scheme, including the taking of such actions as may be necessary to implement the Cayman Scheme Steps.

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13.2	Each of the CN Holders and Restructured CN Holders hereby authorises LDK Solar on and from the Effective Date to take or to instruct the CN Trustee and the Clearing Systems to take whatever action is necessary or appropriate to give effect to the terms of this Cayman Scheme, including the taking of such actions as may be necessary to implement the Cayman Scheme Steps.

14.	Grant of authority to the Cayman Scheme Companies to execute certain documents on behalf of Scheme Creditors

14.1	Each of the Scheme Creditors hereby irrevocably authorises LDK Solar (in respect of the LDK Solar Cayman Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(a)	the Deeds of Release;

(b)	the Restructuring Documents; and

(c)	any and all such other documents that LDK Solar reasonably considers necessary to give effect to the terms of this Cayman Scheme,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date in accordance with the Cayman Scheme Steps for the purposes of giving effect to the terms of this Cayman Scheme.

14.2	Each of the Preferred Obligation Scheme Creditors hereby irrevocably authorises LDK Silicon (in respect of the LDK Silicon Cayman Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Preferred Obligation Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Preferred Obligation Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(a)	the Deeds of Release;

(b)	the Restructuring Documents; and

(c)	any and all such other documents that LDK Silicon reasonably considers necessary to give effect to the terms of this Cayman Scheme,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date in accordance with the Cayman Scheme Steps for the purposes of giving effect to the terms of this Cayman Scheme.

14.3	Each of the Senior Note Scheme Creditors hereby irrevocably authorises LDK Solar and/or the Senior Note Trustee on and from the Effective Date to take all steps to cancel, mark down and discharge the Senior Global Note as may be necessary and for the Senior Note Trustee to rely on the Senior Note Trustee Instruction provided by LDK Solar without any duty to investigate further and without incurring any liability for doing so.

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14.4	Each of the CN Holders and Restructured CN Holders hereby irrevocably authorises LDK Solar and/or the CN Trustee on and from the Effective Date to take all steps to cancel, mark down and discharge the CN Global Notes as may be necessary and for the CN Trustee to rely on the CN Trustee Instruction provided by LDK Solar without any duty to investigate further and without incurring any liability for doing so.

14.5	Each authority granted under Clauses 14.1 to 14.4 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed.

14.6	Any deed or document to be executed pursuant to an authority conferred by Clauses 14.1(a), 14.1(b), 14.2(a), 14.2(b), 14.3 and 14.4 of this Cayman Scheme shall be substantially in the form attached as an appendix hereto, subject to any non-material modification approved or imposed by the Grand Court in accordance with Clause 44.

14.7	Each Scheme Creditor (for itself and its Designated Recipient) on and from the Effective Date irrevocably ratifies and confirms any act or omission done, caused or purported to be done by the Cayman Scheme Companies, the subsidiaries, the JPLs, the Scheme Supervisors, any director, or any of their respective directors, managers, officers, partners or affiliates pursuant to or for the purposes of giving effect to this Cayman Scheme.

15.	Deeds of Release

On the Effective Date the Cayman Scheme Companies on behalf of the Scheme Creditors in accordance with and pursuant to the authority granted under Clause 14.1 and Clause 14.2 of this Cayman Scheme will execute and deliver the Deeds of Release.

16.	Cayman Scheme Steps

16.1	The steps set out below (the “Cayman Scheme Steps”) will occur and shall to the extent possible take effect in the order set out below:

(a)	As soon as reasonably practicable following the Scheme Class Meetings, LDK Solar, or if applicable the JPLs, shall make the Recognition Filings in respect of the LDK Solar Cayman Scheme (if not already made by such time) and use reasonable endeavours to procure a Recognition Hearing within a reasonable time following the date of the LDK Solar Court Order, unless the condition in Clause 38(c) is waived in accordance with that Clause.

(b)	As soon as reasonably practicable following the date of the Grand Court Orders, LDK Solar (acting by one of the JPLs) and LDK Silicon (as applicable) will procure that stamped copies of the Grand Court Orders are delivered to the Cayman Islands Registrar of Companies for registration.

(c)	As soon as reasonably practicable following the date of the Grand Court Orders, LDK Solar (acting by one of the JPLs) and LDK Silicon (as applicable) will execute the Restructuring Documents (to be held in escrow until or otherwise to become effective no earlier than the Effective Date and only capable of coming into effect on or after the Effective Date), for themselves and on behalf of each Senior Note Guarantor, each Preferred Obligor and each Scheme Creditor as applicable, and will procure that the 2018 Convertible Bond Trustee and the Preferred Convertible Bond Trustee execute the Restructuring Documents to which they are respectively party (to be held in escrow until or otherwise to become effective no earlier than the Effective Date and only capable of coming into effect on or after the Effective Date).

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(d)	With effect from the Effective Date, each Qualifying Scheme Creditor who has elected or is deemed to have elected to receive the Cash Out Amount shall become entitled to receive the Cash Out Amount on the Payment Date in accordance with the Schemes.

(e)	With effect from the Effective Date, each Qualifying Scheme Creditor who has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration shall become entitled to receive the relevant Non-Cash Scheme Consideration on the Issue Date in accordance with the Schemes.

(f)	On the Effective Date, LDK Solar acting as agent and attorney for the Senior Note Scheme Creditors shall deliver the Senior Note Trustee Instruction to the Senior Note Trustee.

(g)	On the Effective Date, LDK Solar as agent and attorney for the Senior Note Scheme Creditors shall deliver the Common Depositary Instruction to the Common Depositary.

(h)	On the Effective Date, LDK Solar as agent and attorney for the Ordinary Scheme Creditors, acting as a class in respect of the Ordinary Scheme Creditors including the CN Holder and Restructured CN Holders, shall deliver the Clearing System Instruction to the Clearing Systems.

(i)	On the Effective Date, LDK Silicon shall take such action as may be required to effect the cancellation and discharge of the Preferred Obligations which, for the avoidance of doubt, shall not affect any Reserved Claim.

(j)	On the Effective Date, Lucid shall deliver the Senior Clearing Instruction to the Senior Clearing Systems and the CN Clearing Instruction to the Clearing Systems.

(k)	The Common Depositary shall upon receipt of the Common Depositary Instruction be irrevocably authorised and instructed to, upon receipt of corresponding instructions to that effect from the Senior Clearing Systems deliver the Senior Global Note to the Registrar for cancellation and take such other action as may be necessary to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

(l)	Upon receipt by the Common Depositary of instructions to that effect from the Senior Clearing Systems, the Common Depositary will deliver the Senior Global Note to the Registrar for cancellation, and take such other action as may be required to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

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(m)	The Clearing Systems shall upon receipt of the Clearing System Instruction be irrevocably authorised and instructed to take such action as may be necessary to effect the cancellation, mark down and discharge of the CNs.

(n)	On or after the Effective Date, the Restructuring Documents shall take effect in accordance with their terms.

(o)	As soon as reasonably practicable following the Effective Date, the Preferred Obligations shall be cancelled and any certificates relating thereto shall be returned to LDK Silicon for cancellation (and any certificates which are not returned by Preferred Obligation Scheme Creditors before the Issue Date or Payment Date shall be deemed to be cancelled).

(p)	On the Payment Date, LDK Solar will pay the Cash Out Amount to those Qualifying Scheme Creditors who have become entitled to receive the Cash Out Amount (subject to and in accordance with Clause 32).

(q)	On the Issue Date, LDK Solar will:

(i)	issue and allot the Shares to the Qualifying Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes;

(ii)	issue the 2018 Convertible Bonds to the Senior Note Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes;

(iii)	issue the Preferred Convertible Bonds to the Preferred Obligation Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes; and

(iv)	issue the 2018 Convertible Bonds to the Admitted Ordinary Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes,

in each case, subject to and in accordance with Part D.

16.2	The Restructuring Documents shall be executed after the date of the Grand Court Orders but shall only take effect in accordance with their terms and the terms of the Schemes.

16.3	To the extent possible the Cayman Scheme Steps will occur in the sequential order set out in Clause 16.1. If one or more of the Cayman Scheme Steps does not occur then all other Cayman Scheme Steps shall be deemed not to occur or have occurred, and any actions taken under or pursuant to such Cayman Scheme Steps shall have no legal effect and the releases given or to be given under the Schemes or in any Deed of Release shall be deemed not given or not to have been given.

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16.4	Without prejudice to the foregoing, and as soon as reasonably practicable following the Effective Date, any and all facility agreements, exchange agreements, bonds, notes and documents representing or constituting any obligations relating to the Ordinary Claims shall be cancelled and, to the extent necessary, any certificates relating thereto shall be discharged and, as applicable, returned to LDK Solar for cancellation (and any certificates relating to the foregoing which are not returned by Ordinary Creditors before the Issue Date or Payment Date shall be deemed to be cancelled).

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PART C

IDENTIFICATION OF SCHEME CLAIMS

17.	Notification to Scheme Creditors

17.1	Without prejudice to Clause 10 this Cayman Scheme shall become effective in accordance with its terms upon the occurrence of the Effective Date.

17.2	Not more than five Business Days after the Effective Date, the Cayman Scheme Companies shall give notice that the Cayman Scheme has become effective and of the Bar Date in the following ways:

(a)	by notice on the Scheme Website;

(b)	by notice through the Clearing Systems;

(c)	by notice via electronic mail to each person who either of the Cayman Scheme Companies believes may be a Scheme Creditor, and which has registered as a Scheme Creditor with LDK Silicon or LDK Solar or otherwise notified the JPLs of its valid email address; and

(d)	by notice in the Cayman Compass, South China Morning Post, Hong Kong Economic Times and the international editions of the Wall Street Journal.

18.	Claim Forms for Ordinary Claims

18.1	The notice of the occurrence of the Effective Date pursuant to Clause 17 shall request Ordinary Scheme Creditors to enter the details of their Ordinary Claims on an electronic Claim Form to be found on the Scheme Website. An Ordinary Scheme Creditor may also request a paper Claim Form from the Scheme Supervisors who will send a copy of the paper Claim Form to the Scheme Creditor as soon as is reasonably practicable after receipt of the request.

18.2	All Claim Forms must be finalised and submitted by email prior to the Bar Date, or in the case of paper Claim Forms, sent to the Scheme Supervisors to arrive on or before the Bar Date.

18.3	Each Claim Form should be completed in accordance with its instructions and should include:

(a)	the Ordinary Claimant’s name, address, relevant email address(es) and telephone number(s);

(b)	the total amount of the Ordinary Claim as at the Record Time;

(c)	confirmation of whether or not the Ordinary Claim includes interest and, if so, the basis upon which the Ordinary Claimant claims to be entitled to interest;

(d)	particulars of how and when the debt was incurred by LDK Solar;

(e)	the legal basis of the liability of LDK Solar for the Ordinary Claim;

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(f)	any other facts which would assist the Scheme Supervisors in considering the Ordinary Claim; and

(g)	the actual or electronic signature of the person signing the Claim Form, his name and contact details, and a statement of the basis upon which he is authorised to act on behalf of the Ordinary Claimant.

19.	Copies of all the documents evidencing the existence and amount of the Ordinary Claim must be submitted with the Claim Form. The Scheme Supervisors may require the Ordinary Claimant to submit further and better particulars of the Ordinary Claim, including additional supporting documentation, and/or may require that the Claim Form be verified by affidavit.

20.	Ordinary Claimants shall also submit to the Scheme Supervisors on request such additional information as is reasonably required for LDK Solar to make claims against third parties arising in connection with their Ordinary Claims.

21.	Ordinary Claimants may submit to the Scheme Supervisors a revised Claim Form together with any relevant supporting documentation, at any time up to and including the Bar Date.

22.	After the Bar Date, Ordinary Scheme Creditors are not entitled to make or revise an Ordinary Claim or provide further information (unless required to do so by the Scheme Supervisors in accordance with the Schemes).

23.	Claim Forms must be submitted on or before the Bar Date

23.1	Subject to Clause 23.2, an Ordinary Scheme Creditor shall not have any entitlement to any Ordinary Cash Out Amount or Ordinary Non-Cash Scheme Consideration, unless it has submitted a Claim Form on or before the Bar Date. Subject to Clause 23.2, no Ordinary Claim will be Accepted as an Admitted Ordinary Claim if a valid Claim Form has not been submitted on or before the Bar Date.

23.2	A Claim Form shall be deemed to have been submitted for an aggregate amount not exceeding US$1,648,320, plus interest at 5 per cent. per annum from 21 February 2014 to the Effective Date by or on behalf of all CN Holders. The amount for which such Ordinary Scheme Claim is Accepted shall be adjusted by the Scheme Supervisors so as not to double count Ordinary Scheme Claims set out in any Claim Forms and/or CN Account Holder Letters actually submitted by or on behalf of such CN Holders.

24.	Record Time and Scheme Claims

24.1	All Scheme Claims, including contingent and prospective Claims, shall be determined as at the Record Time.

25.	Valuation and Set Off of Ordinary Claims

25.1	If the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration is to be paid or issued/allotted to an Ordinary Claimant before the date on which that Ordinary Claimant’s Admitted Ordinary Claim would have fallen due for payment, the amount of the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration shall be discounted for accelerated payment using the rate of interest prescribed by the Judgment Debts Rules.

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25.2	The Scheme Supervisors shall make a just estimate so far as is possible of the value of any Ordinary Claim which, by reason of it being subject to any contingency, sounding only in damages or for any other reason including a Claim that is in its nature unliquidated or unascertained, does not bear a certain value. The Scheme Supervisors shall give notice of the amount of their estimate to the Ordinary Claimant and shall state in such notice the basis upon which the estimate has been made. In estimating any unliquidated claim for damages for breach of contract, the Scheme Supervisors shall assume that the Ordinary Claimant has taken all such steps as may be reasonable to mitigate his loss.

25.3	If the Ordinary Claim is for payments of a periodic nature, the Ordinary Claimant may claim for any unpaid amount accrued up to the Record Time. In respect of LDK Solar, unless the JPLs continue to make payments which accrue after the Record Time as an expense of the provisional liquidation, the Ordinary Claimant’s claim in respect of such amounts shall be limited to a claim for damages for breach of contract. In calculating the amount of damages, the Scheme Supervisors shall assume that the Ordinary Claimant has taken all such steps as may be reasonable to mitigate his loss and shall apply a discount for accelerated payment using the rate of interest prescribed by the Judgment Debts Rules.

25.4	Any contractual right of set-off or non set-off or netting arrangement agreed prior to the Effective Date (including both bilateral and multi-lateral set-off or netting arrangements) (referred to in this Clause 25 as a “set-off agreement”, “non set-off agreement” and “netting agreement”) between LDK Solar and any Ordinary Claimant is binding upon LDK Solar and shall be enforced by the Scheme Supervisors in determining the Ordinary Claim.

25.5	If LDK Solar has not concluded any set-off, non set-off or netting agreement with an Ordinary Claimant but there have been mutual credits, mutual debts or other mutual dealings between such parties:

(a)	an account shall be taken as at the Record Time of what is due from each party to the other in respect of the mutual dealings, and the sums due from one party shall be set off against the sums due from the other by the Scheme Supervisors in determining the Ordinary Claim;

(b)	for the purpose of that account, sums due from LDK Solar to the Ordinary Claimant shall not be included in the account taken if the Ordinary Claimant had actual notice at the time they became due that the winding up petition (FSD No. 14 of 2014 – AJJ) had been presented by LDK Solar (acting by its directors) on 21 February 2014;

(c)	any transfer or assignment of claims after 21 February 2014 shall be disregarded; and

(d)	only the balance (if any) of the account shall be Accepted as an Admitted Ordinary Claim.

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25.6	Ordinary Claims may include accrued interest (if any) at the Effective Date.

26.	Currency conversion

26.1	Where a Qualifying Scheme Creditor’s Qualifying Scheme Claim is expressed in a currency other than Dollars:

(a)	the Cash Out Amount to which such Qualifying Scheme Creditor is entitled under the Schemes shall be calculated by using the average exchange rate between the origin currency and Dollars between 1 March 2014 and the Record Time; and

(b)	the aggregate number of Shares and/or Convertible Bonds to which such Qualifying Scheme Creditor is entitled under the Schemes shall be calculated by using the average exchange rate between the origin currency and Dollars between 1 March 2014 and the Record Time.

27.	Determination of Ordinary Claims

27.1	The Scheme Supervisors shall examine each Claim Form returned to them in accordance with Clause 18. Such examination shall include consideration of whether:

(a)	details of Ordinary Claims are adequately supported by any documentation submitted with the Claim Form;

(b)	details of the quantum of the Ordinary Claims are sufficient and the basis of calculation is reasonable and has been accurately applied; and

(c)	there is any set-off to which Clause 25 applies.

27.2	Up to the Bar Date, the Scheme Supervisors may give notice to an Ordinary Claimant specifying further information or evidence they reasonably require to assist them in agreeing its Ordinary Claim.

27.3	After the Bar Date, if the Scheme Supervisors do not agree with the Ordinary Claim, or do not consider the supporting information to be adequate, they shall notify the Ordinary Claimant of that fact and the reasons, as soon as reasonably practicable (taking into account the volume of Ordinary Claims received), and shall request any further information or evidence that would assist them in deciding upon the Ordinary Claim.

27.4	The Ordinary Claimant shall respond within such reasonable time limits as the Scheme Supervisors may specify and shall similarly respond to any subsequent requests for information from the Scheme Supervisors.

27.5	If the Scheme Supervisors agree with the value of the Ordinary Claim, or agree with the Ordinary Claimant a value for which the whole or any part of the relevant Ordinary Claim should be Accepted as an Admitted Ordinary Claim, Clause 27.6 shall apply. If the Scheme Supervisors do not agree a value for the whole or any part of the Ordinary Claim with the Ordinary Claimant, Clause 27.7 shall apply.

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27.6	If the Scheme Supervisors agree a value for the whole or any part of an Ordinary Claim with the Ordinary Claimant, they shall notify the Ordinary Claimant of their agreement, in writing, as soon as reasonably practicable following that determination. The Ordinary Claim (or part thereof, without prejudice to any Disputed Claim) will become an Admitted Ordinary Claim on the date the notice is sent.

27.7	If the Ordinary Claim is not Accepted in full by the Scheme Supervisors within the two calendar months after the Bar Date, (or at such earlier time as the Scheme Supervisors shall determine or such later time to which the Scheme Supervisors and the Ordinary Claimant shall both agree or acquiesce) such part (if any) of the Ordinary Claim that is not Accepted shall become a Disputed Claim.

27.8	Where an Ordinary Claim (or part thereof) becomes a Disputed Claim, the Scheme Supervisors shall forthwith notify the Ordinary Claimant, in writing, that the whole or part of its Ordinary Claim has become a Disputed Claim including brief reasons for the dispute.

28.	Disputed Claims

28.1	An Ordinary Claimant who:

(a)	receives notice that the whole or part of its Ordinary Claim has become a Disputed Claim;

(b)	receives notice of an estimated value of its contingent Ordinary Claim with which it disagrees; or

(c)	does not receive within the two calendar months after the Bar Date or within such other period as might be agreed in accordance with Clause 27.7 either (i) notice in accordance with Clause 27.6 that its Ordinary Claim is an Admitted Ordinary Claim or (ii) notice in accordance with Clause 27.8 that the whole or part of its Ordinary Claim has become a Disputed Claim, shall be entitled to commence Dispute Proceedings in the Grand Court seeking a determination of its Disputed Claim and serve such proceedings on LDK Solar on or before the date 21 days after (i) receipt of a notice from the Scheme Supervisors under Clause 28.1(a) or (b), or (ii) the elapse of the period of two calendar months commencing on the Bar Date or such other period as might be agreed in accordance with Clause 27.7 without the Ordinary Claimant having received from the Scheme Supervisors either of the notices specified in Clause 28.1(c).

28.2	If a final judgment is given in Dispute Proceedings, the Disputed Claim will become an Admitted Ordinary Claim for the amount set out in the judgment, or in the case of a judgment which values the Disputed Claim at zero, shall give no entitlement to any payment or distribution under the Schemes in respect of the Disputed Claim.

28.3	If any legal or other costs are awarded against LDK Solar in respect of Dispute Proceedings, such amounts shall be payable by LDK Solar to the relevant Scheme Creditor on an indemnity basis, such costs to be taxed by the Grand Court if not agreed. If any legal or other costs are awarded in LDK Solar’s favour in respect of Dispute Proceedings, such amounts shall be payable to LDK Solar in full and LDK Solar may set off such amounts against any liability to pay (at the discretion of the Scheme Supervisors) the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration to the relevant Ordinary Scheme Creditor.

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28.4	If an Ordinary Claimant does not commence Dispute Proceedings and serve those proceedings on LDK Solar on or before the deadline applicable pursuant to Clause 28.1, its Disputed Claim shall (a) become an Admitted Ordinary Claim at the value Accepted by the Scheme Supervisors or (b), if (i) rejected entirely by the Scheme Supervisors or (ii) no notice was received in accordance with Clause 28.1(c), shall give no entitlement to a payment or distribution under the Schemes.

28.5	Nothing in this Clause 28 shall prevent the Scheme Supervisors from agreeing on behalf of LDK Solar in writing with an Ordinary Scheme Creditor the value of the Liability to which an unliquidated or unascertained Ordinary Claim relates, in which case the unliquidated or unascertained Ordinary Claim shall become an Admitted Ordinary Claim for the amount agreed.

28.6	The Scheme Supervisors shall have the power to agree and make any compromise, settlement or arrangement on behalf of LDK Solar with any Ordinary Claimant in respect of a Disputed Claim and/or in connection with Dispute Proceedings.

29.	Variation of time limits for disputes of Ordinary Claims

If the Scheme Supervisors are satisfied that, due to exceptional circumstances outside the control of an Ordinary Claimant, that Ordinary Claimant has failed to comply with any time limit, other than the Bar Date, the Scheme Supervisors may, in their absolute discretion, extend that time limit for that Ordinary Claimant by notice to the Ordinary Claimant.

30.	Assignments or transfers of Scheme Claims

30.1	The Cayman Scheme Companies shall be under no obligation to recognise any assignment or transfer of any Scheme Claim, whether before or after the Record Time, for the purposes of determining entitlements under the Schemes, save where either of the Cayman Scheme Companies has received before the Record Time actual notice in writing from the parties to such assignment or transfer of the assignment or transfer, in which case the Cayman Scheme Companies shall recognise such assignment or transfer for the purposes of determining entitlements under the Schemes (if any).

30.2	Where the Cayman Scheme Companies have received from the relevant parties written notice of an assignment or transfer of a Qualifying Scheme Claim after the Record Time, the Cayman Scheme Companies may, in the absolute discretion of the Scheme Supervisors and subject to such evidence as they may reasonably require, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Schemes.

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31.	Provision of information by Senior Note Creditors and CN Holders

31.1	Account Holder Letters submitted by or on behalf of Senior Note Creditors or CN Holders shall be submitted in accordance with the instructions set out in the relevant Account Holder Letter.

31.2	If the Information Agent refuses to accept an Account Holder Letter, it shall promptly prepare a written statement of its reasons for doing so and send that statement by email to the party that provided such Account Holder Letter.

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PART D

SCHEME PAYMENTS AND DISTRIBUTIONS

32.	Cash

32.1	On the Payment Date, LDK Solar shall pay:

(a)	to those Senior Note Scheme Creditors who have elected or are deemed to have elected to receive the Senior Note Cash Out Amount, the Senior Note Cash Out Amount to which they are entitled (if any), calculated in accordance with the terms of the Schemes;

(b)	to those Preferred Obligation Scheme Creditors who have elected or are deemed to have elected to receive the Preferred Obligation Cash Out Amount, the Preferred Obligation Cash Out Amount to which they are entitled (if any), calculated in accordance with the terms of the Schemes; and

(c)	to those Admitted Ordinary Scheme Creditors who have elected or are deemed to have elected to receive the Ordinary Cash Out Amount, the Ordinary Cash Out Amount to which they are entitled, calculated in accordance with the terms of the Schemes.

32.2	The payment obligations of LDK Solar set out in Clause 32.1 shall be satisfied if LDK Solar has:

(a)	in the case of the Senior Note Scheme Creditors, made an electronic transfer of cash to the Senior Clearing Systems in respect of the relevant Senior Notes; and

(b)	in the case of all other Qualifying Scheme Creditors, made an electronic transfer of cash to the account details in the Settlement Instructions provided by the relevant Preferred Obligation Scheme Creditor and Admitted Ordinary Scheme Creditor in the Distribution Confirmation Deed attached to the Proxy Form, as applicable (or in the case of a CN Holder, the CN Account Holder Letter).

32.3	LDK Solar shall have no obligation to make any payment to a Qualifying Scheme Creditor who has not provided valid Settlement Instructions unless and until such Qualifying Scheme Creditor provides valid Settlement Instructions.

32.4	No Qualifying Scheme Creditor shall be entitled to receive the Cash Out Amount under more than one Scheme. Without prejudice to the generality of Clause 61, the performance by LDK Solar of its payment obligations under the LDK Solar Cayman Scheme shall operate to discharge any corresponding payment obligations of the Cayman Scheme Companies under the Cayman Scheme or of those companies or LDK Silicon Holding under the Hong Kong Scheme.

33.	Shares

33.1	On the Issue Date, LDK Solar shall issue and allot to those Scheme Creditors who have elected or are deemed to have elected to receive Non-Cash Scheme Consideration, the aggregate number of Scheme Shares to which they are entitled, as calculated in accordance with the terms of the Schemes.

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33.2	LDK Solar’s obligation to issue and allot the Scheme Shares referred to in Clause 33.1 shall be satisfied by the allotment and issue to Qualifying Scheme Creditors of an unlegended certificate evidencing the aggregate number of Shares for deposit by such Qualifying Scheme Creditor with the Depositary, in exchange and consideration for the issue by the Depositary of the Scheme Shares via book-entry distribution in the amount to which each Qualifying Scheme Creditor is entitled, it being hereby confirmed that:

(a)	each relevant Qualifying Scheme Creditor hereby:

(i)	irrevocably instructs LDK Solar and its company secretary, to cancel the unlegended certificate evidencing the Shares to be issued to such Qualifying Scheme Creditor as contemplated hereunder, and to promptly re-issue in its stead an unlegended certificate evidencing the same amount of Shares to the Depositary for it to issue the Scheme Shares, pursuant to the deposit agreement relating to the ADSs as existing between LDK Solar and the Depositary;

(ii)	irrevocably instructs the company secretary of LDK Solar to provide a copy of the Register of Members of LDK Solar updated to evidence such re-issuance and registration in the name of the Depositary;

(iii)	undertakes to provide the Depositary with a letter of transmittal; and

(iv)	undertakes to pay the relevant issuance fees to the Depositary relating to the Scheme Shares; and

(b)	LDK Solar hereby undertakes to provide the Depositary promptly with:

(i)	an officer’s certificate; and

(ii)	a copy of the updated Register of Members in connection with the issuance by the Depositary of the Scheme Shares to each such Qualifying Scheme Creditor as contemplated herein.

33.3	No Qualifying Scheme Creditor shall be entitled to receive Scheme Shares under more than one Scheme. Without prejudice to the generality of Clause 61, the performance by LDK Solar of its obligations to issue and allot Scheme Shares under the LDK Solar Cayman Scheme shall operate to discharge any corresponding issuance or allotment obligations of the Cayman Scheme Companies under the Cayman Scheme or of those companies or LDK Silicon Holding under the Hong Kong Scheme. No Qualifying Scheme Creditor shall be entitled to receive Scheme Shares under more than one Scheme.

App 7 - 49

34.	Convertible Bonds

34.1	On the Issue Date, LDK Solar shall issue 2018 Convertible Bonds in accordance with the terms of the Schemes and the 2018 Convertible Bond Indenture. On the Issue Date LDK Solar shall issue the 2018 Convertible Bonds in global registered form through the Clearing Systems. The 2018 Convertible Bonds will be allocated to relevant accounts in the Clearing Systems as follows:

(a)	to those Senior Note Scheme Creditors who have elected or are deemed to have elected to receive Senior Note Non-Cash Scheme Consideration, in the aggregate principal amount of the 2018 Convertible Bonds to which they are entitled, as calculated in accordance with Clause 11.1(a); and

(b)	to those Admitted Ordinary Scheme Creditors who have elected or are deemed to have elected to receive Ordinary Non-Cash Scheme Consideration, in the aggregate principal amount of the 2018 Convertible Bonds to which they are entitled, as calculated in accordance with Clause 11.1(c).

34.2	On the Issue Date, LDK Solar shall issue Preferred Convertible Bonds in accordance with the terms of the Schemes and the Preferred Convertible Bond Indenture. On the Issue Date LDK Solar shall deposit the Preferred Convertible Bonds in global registered form with the Common Depositary for the Clearing Systems or its nominee. The Preferred Convertible Bonds will be allocated to relevant accounts in the Clearing Systems of those Preferred Obligation Scheme Creditors who have elected or are deemed to have elected to receive Preferred Obligation Non-Cash Scheme Consideration, in the aggregate principal amount of the Preferred Convertible Bonds to which they are entitled, as calculated in accordance with Clause 11.1(b).

34.3	No Qualifying Scheme Creditor shall be entitled to receive 2018 Convertible Bonds or Preferred Convertible Bonds under more than one Scheme. Without prejudice to the generality of Clause 61, the performance by LDK Solar of its obligations to issue and allot 2018 Convertible Bonds or Preferred Convertible Bonds under the LDK Solar Cayman Scheme shall operate to discharge any corresponding issuance or allotment obligations of the Cayman Scheme Companies under the Cayman Scheme or of those companies or LDK Silicon Holding under the Hong Kong Scheme.

35.	Trust in relation to Scheme Consideration

35.1	LDK Solar will not issue any Non-Cash Scheme Consideration to a Qualifying Scheme Creditor (or its Designated Recipient) if that Qualifying Scheme Creditor:

(a)	is a Disqualified Person or a Prohibited Transferee, unless it has nominated a Designated Recipient that is not a Disqualified Person or a Prohibited Transferee;

(b)	is a Senior Note Scheme Creditor or a CN Holder, and the Information Agent has not received a validly completed Account Holder Letter including a validly completed Distribution Confirmation Deed from or on behalf of that Senior Note Scheme Creditor or CN Holder (or their Designated Recipients) prior to the Voting Instruction Deadline (or such time following the Voting Instruction Deadline as LDK Solar may decide in its absolute discretion); or

(c)	is not a Senior Note Scheme Creditor or a CN Holder and LDK Solar has not received a validly completed Distribution Confirmation Deed from or on behalf of that Qualifying Scheme Creditor (or its Designated Recipient) prior to the Record Time (or such time following the Record Time as LDK Solar may decide in its absolute discretion).

App 7 - 50

35.2	If Clause 35.1 above applies, a Qualifying Scheme Creditor’s entitlement to Non-Cash Scheme Consideration will be issued to the Non-Cash Scheme Consideration Trustee, who will hold the Non-Cash Scheme Consideration entitlement on trust (the “Non-Cash Scheme Consideration Trust”) for the relevant Qualifying Scheme Creditor (the “Trust Securities”) for a period of five years from the Effective Date (the “Holding Period”).

35.3	If a Qualifying Scheme Creditor whose entitlement to Non-Cash Scheme Consideration has been issued to the Non-Cash Scheme Consideration Trustee under Clause 35.2, and that Qualifying Scheme Creditor:

(a)	being a Disqualified Person or a Prohibited Transferee fails to provide the Information Agent and LDK Solar with the required details of a Designated Recipient who is not a Disqualified Person or a Prohibited Transferee; or

(b)	fails to provide the Information Agent or LDK Solar (as applicable) with a validly completed Distribution Confirmation Deed;

within the Holding Period, and in each case, a request in writing to transfer the relevant Trust Securities to it (or its Designated Recipient) within the Holding Period then, upon the expiration of the Holding Period, the Non-Cash Scheme Consideration Trustee is hereby authorised to sell such Non-Cash Scheme Consideration to a third party on arm’s length terms, and the net cash proceeds of such sale (after the deduction of the reasonable costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale) shall be paid to the relevant Qualifying Scheme Creditor subject to receipt from such Qualifying Scheme Creditor of a validly completed Trust Distribution Deed.

35.4	If any Qualifying Scheme Creditor being a beneficiary of the Non-Cash Scheme Consideration Trust requests in writing that the Non-Cash Scheme Consideration Trustee sell the Trust Securities to which it is beneficially entitled, the Non-Cash Scheme Consideration Trustee will use its reasonable endeavours to sell the Trust Securities and account to that Qualifying Scheme Creditor for the net proceeds of sale (after the deduction of the reasonable costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale), provided that a validly completed Account Holder Letter or Proxy Form along with a validly completed Trust Distribution Deed has been submitted to the Information Agent or to LDK Solar by or on behalf of that Qualifying Scheme Creditor.

35.5	If it is not possible to pay net cash proceeds of a sale of Non-Cash Scheme Consideration pursuant to Clause 35.3 or 35.4 to the relevant Qualifying Scheme Creditor, then the Non-Cash Scheme Consideration Trustee shall apply the net cash proceeds of sale in its absolute discretion (including paying the monies into Court or gifting the same to such children’s charity as the Non-Cash Scheme Consideration Trustee thinks fit). The Non-Cash Scheme Consideration Trustee shall have the power to appoint an additional or replacement trustee over the Trust Securities at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Schemes.

App 7 - 51

35.6	If a Scheme Creditor has failed to provide its Settlement Instructions in the relevant Account Holder Letter or Distribution Confirmation Deed for payment of a Cash Out Amount, or such Settlement Instructions are incomplete in any way, including in relation to the provision of any applicable “know your client” or “anti-money laundering information”, LDK Solar shall not be required to make any payment to such Scheme Creditor unless and until such information is duly provided.

35.7	For the avoidance of doubt, nothing in this Clause 35 shall allow any Scheme Consideration to be sold in circumstances where a Qualifying Scheme Creditor would be prohibited from selling such Scheme Consideration were it the legal owner thereof.

35.8	Without prejudice to the generality of Clause 61, the performance by LDK Solar of its obligations to settle on trust any Non-Cash Scheme Consideration under the LDK Solar Cayman Scheme shall operate to discharge any corresponding obligation of the Cayman Scheme Companies under the Cayman Scheme or of those companies or LDK Silicon Holding under the Hong Kong Scheme to settle any such sum on trust.

36.	Timing of the distribution of Non-Cash Scheme Consideration

The Non-Cash Scheme Consideration will be distributed in accordance with the terms of the Schemes on the Issue Date.

37.	Fractional entitlements

37.1	The aggregate number of Shares to which a Qualifying Scheme Creditor is entitled under the Schemes shall be rounded down to the nearest whole number. Fractional entitlements to Shares which would have arisen, but for this clause, shall be disregarded.

37.2	Convertible Bonds are indebtedness and shall be issuable only in denominations of US$ 1,000 principal amount and any integral multiples of US$ 100 in accordance with the terms of the Convertible Bonds. Qualifying Scheme Creditors’ entitlement to Convertible Bonds will be rounded down to the nearest US$ 100 or, if less than US$ 1,000, to zero. All entitlements which would have arisen, but for this clause, shall be disregarded.

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PART E

CONDITIONS TO THE CAYMAN SCHEME

38.	Save as provided for in Clause 10 above, the provisions of the Cayman Scheme shall be effective on the date (such date, the “Effective Date”) on which each of the following conditions are satisfied or (in the case of paragraph (c) below) waived:

(a)	the sanction with or without modification (but subject to such modification not being inconsistent with the terms of the RSAs and being acceptable to LDK Solar) of the Hong Kong Scheme by the High Court;

(b)	LDK Solar having paid all duly invoiced fees of the Advisers;

(c)	the Chapter 15 Scheme Order being granted, which condition may be waived by LDK Solar (acting by the JPLs) with the prior written consent of the Senior Note Trustee (not to be unreasonably withheld) and the Majority Preferred Holders (not to be unreasonably withheld);

(d)	the execution and delivery, by the claimants and plaintiffs of the Munich Re Claim, of an agreement containing ordinary and customary compromise and settlement provisions in respect of the Munich Re Claim, such agreement to be effective upon execution (subject to court sanction) and conditional only upon the occurrence of the Effective Date;

(e)	each of LDK Solar, LDK Silicon, LDK Silicon Holding and each Senior Note Guarantor, Preferred Obligor, and Mr Peng Xiaofeng having executed the Restructuring Documents to which they are expressed to be a party, save that the execution of the Peng Guarantee shall not be a condition to the Effective Date if it is waived by the Majority Preferred Holders;

(f)	each condition precedent in the Restructuring Documents having been satisfied or waived, other than the occurrence of the Effective Date or the effective date of the Hong Kong Scheme;

(g)	the Grand Court Orders being delivered to the Cayman Islands Registrar of Companies for registration; and

(h)	the High Court Orders being delivered to the Hong Kong Registrar of Companies for registration.

39.	If the Effective Date has not occurred by the Scheme Longstop Date the Cayman Scheme shall lapse and no provision of the Cayman Scheme shall have any force or effect.

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PART F

GENERAL SCHEME PROVISIONS

40.	Modifications of the rights attaching to the Convertible Bonds or Shares

Upon and after the Effective Date, nothing in this Cayman Scheme shall prevent the modification of any of the Convertible Bonds or Shares in accordance with their respective terms.

41.	Releases

41.1	Subject to Clause 16.3, each of the Scheme Creditors on behalf of itself and each of its predecessors, successors and assigns (collectively, the “Scheme Creditor Releasing Parties”) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally each of:

(a)	the Senior Note Guarantors, their Personnel and Affiliates;

(b)	the Preferred Obligors, their Personnel and Affiliates;

(c)	the Cayman Scheme Companies, their Personnel and Affiliates;

(d)	the Released Advisers, their Personnel and Affiliates; and

(e)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates;

and each of their predecessors, successors and assigns, and in their capacities as such from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (or in respect of Clause 41.1(e) only, Claims and/or Liabilities which are based on actions taken by the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates pursuant to the Scheme Steps, whether before or after the Effective Date), (including any and all Scheme Claims, including Claims and/or Liabilities arising in respect of guarantees of the Senior Notes (including the Senior Note Guarantees) against the Senior Note Guarantors and any and all Preferred Documents Claims against any Preferred Obligor) except for:

(i)	any and all claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct;

(ii)	any and all Excluded Claims;

(iii)	any and all Reserved Claims;

(iv)	in the case of the Senior Note Scheme Creditors, any and all Claims or Liabilities they have in relation to the Senior Note Guarantors, their Affiliates (other than LDK Solar), the Personnel of the Senior Note Guarantors or the Personnel of their Affiliates (other than the Personnel of LDK Solar in their capacity as such) which do not relate to, arise in respect of, or are not in connection with the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

App 7 - 54

(v)	in the case of the Preferred Obligation Scheme Creditors, any and all Claims or Liabilities they have in relation to the Preferred Obligors, their Affiliates (other than LDK Solar), the Personnel of the Preferred Obligors (other than the Personnel of LDK Solar in their capacity as such), or the Personnel of the Affiliates of the Preferred Obligors (other than the Personnel of LDK Solar in their capacity as such) which do not relate to, arise in respect of, or are not in connection with the Preferred Documents or Preferred Obligations;

(vi)	in the case of the Ordinary Scheme Creditors any and all Claims or Liabilities they have in relation to Group Companies other than LDK Solar, or the Personnel or Affiliates of such Group Companies (other than LDK Solar), which do not relate to, arise in respect of, or are not in connection with their Ordinary Claims or the subject matter thereof;

(vii)	any and all Claims against or Liabilities of any Onshore Operating Entities not being Preferred Obligors and not arising out of or relating to the Preferred Documents;

(viii)	the liability of any Released Adviser, their Personnel and Affiliates arising under a duty of care to its client;

(ix)	any Claims against or Liabilities of any Released Adviser, their Personnel and Affiliates that are unrelated to the RSAs, the Restructuring Transactions, the Schemes, the negotiation or preparation thereof, or to any related matter; and

(x)	in the case of the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary and their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, the CNs or the CN Indentures,

provided that the foregoing shall not prejudice or impair any right of any Scheme Creditor Releasing Party created under the Cayman Scheme or the Hong Kong Scheme.

41.2	Subject to Clause 16.3 each of the Cayman Scheme Companies, the Senior Note Guarantors and the Preferred Obligors on behalf of itself and each of its predecessors, successors and assigns (collectively, the “LDK Releasing Parties”) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally each of:

(a)	the Senior Note Scheme Creditors, their Personnel and Affiliates;

(b)	the Preferred Obligation Scheme Creditors, their Personnel and Affiliates;

(c)	the Senior Note Guarantors and their Personnel;

App 7 - 55

(d)	the Preferred Obligors and their Personnel;

(e)	the Cayman Scheme Companies and their Personnel;

(f)	the Released Advisers, their Personnel and Affiliates; and

(g)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates;

and each of their predecessors, successors and assigns and in their capacities as such from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (or in respect of Clause 41.2(g) only, Claims and/or Liabilities which are based on actions taken by the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates pursuant to the Scheme Steps, whether before or after the Effective Date), except for:

(i)	any and all claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct;

(ii)	any and all Excluded Claims;

(iii)	in the case of the Senior Note Guarantors and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(iv)	in the case of the Preferred Obligors and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents; and

(v)	in the case of the Cayman Scheme Companies and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents, Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(vi)	in the case of the Senior Note Scheme Creditors, their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(vii)	in the case of the Preferred Obligation Scheme Creditors, their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents;

(viii)	any and all Reserved Claims;

(ix)	the liability of any Released Adviser, their Personnel and Affiliates arising under a duty of care to its client;

App 7 - 56

(x)	any Claims against or Liabilities of any Released Adviser, their Personnel and Affiliates that are unrelated to the RSAs, the Restructuring Transactions, the Schemes, the negotiation or preparation thereof, or to any related matter; and

(xi)	in the case of the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary and their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, the CNs or the CN Indentures,

provided that the foregoing shall not prejudice or impair any right of any LDK Releasing Party created under the Cayman Scheme or the Hong Kong Scheme.

41.3	Each of the Scheme Creditor Releasing Parties and the LDK Releasing Parties shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally the JPLs (and any subsequently appointed joint provisional liquidator of LDK Solar) and all of their and their respective firms’ and companies’ current and former direct and indirect affiliates, equity holders, partners, members, managing members, officers, directors, employees, advisors, principals, attorneys, counsel, professional advisors, accountants, investment bankers, consultants, agents, and representatives (including their respective affiliates) from any Claims or Liabilities that arise, are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the date the JPLs vacate office, except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

41.4	Each of the Scheme Creditors hereby authorises each of the Cayman Scheme Companies on and from the Effective Date to enter into, execute and deliver as a deed on behalf of each Scheme Creditor and any person to whom the Scheme Creditor has transferred any Senior Notes after the Record Time, one or more Deeds of Release by which any and all Claims, Liabilities and causes of action referred to in Clause 41.1, 41.2 and 41.3 shall be waived and released fully and absolutely from the Effective Date.

41.5	Any Deed of Release to be executed pursuant to the authority conferred by Clause 41.4 shall be substantially in the relevant form attached at Schedule 4 subject to any modifications required or approved by the Grand Court and shall take effect in relation to such Claims and Liabilities as the Grand Court considers appropriate provided only that the effect of any such modification is not such as would cause the release of a claim or the imposition of any obligation that is not referred to in this Clause 41.

42.	Stay of Prohibited Proceedings

42.1	None of the Scheme Creditors shall commence a Prohibited Proceeding on or after the Effective Date.

42.2	A Scheme Creditor may commence an Allowed Proceeding against either of the Cayman Scheme Companies after the Effective Date provided that it has first given the applicable Cayman Scheme Company fourteen (14) days’ prior notice in writing of its intention to do so.

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43.	Future Liquidation

This Cayman Scheme shall be unaffected by any future liquidation of either of the Cayman Scheme Companies (including for the avoidance of doubt, the provisional liquidation of LDK Solar) and shall in those circumstances remain in force according to its terms.

44.	Non-Material Modifications to this Cayman Scheme

The Cayman Scheme Companies may at any hearing before the Grand Court to sanction this Cayman Scheme, consent on behalf of all Scheme Creditors to non-material modifications only of this Cayman Scheme or any additional non-material terms or conditions which the Grand Court may think fit to approve or impose, provided that such modifications, terms or conditions shall be consistent with the terms of the RSAs.

45.	No admission of liability

Save as expressly set out in this Cayman Scheme or in the Scheme Document, nothing in the Cayman Scheme or the Scheme Document or the circulation thereof to any person evidences or constitutes any admission by either of the Cayman Scheme Companies or the Scheme Supervisors that the person is a Qualifying Scheme Creditor or that a liability is owed to any person in respect of any Claim or right. The agreement by LDK Solar or the Scheme Supervisors of an Admitted Ordinary Claim is purely for the purposes of the Schemes and does not constitute any admission of liability for any other purpose.

46.	Notice

46.1	Any notice or other written communication to be given under or in relation to this Cayman Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand, or sent by courier, post, fax or email to:

(a)	in the case of LDK Solar, the JPLs or the Scheme Supervisors:

(i)	by courier or registered post to Eleanor Fisher and Tammy Fu, Joint Provisional Liquidators, LDK Solar Co Ltd., (in provisional liquidation) at Suite 776, 10 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-9006;

(ii)	by fax to +1 345 946 0082; and

(iii)	by email to ldkenquiries@zolfocooper.ky

(b)	in the case of LDK Silicon:

(i)	by courier or registered post to Jack Kun-Shen Lai at Unit 2301, 23/F, FWD Financial Centre, 308 Des Voeux Road Central, Hong Kong;

(ii)	by fax to +852 2291 6030; and

(iii)	by email to jack@ldksolar.com.

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(c)	in the case of a Scheme Creditor, its last known address according to the records of LDK Solar or, if a Senior Note Scheme Creditor, by corporate action notice through the Senior Clearing Systems; and

(d)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with this Cayman Scheme or the last known address according to LDK Solar or by fax to its last known fax number according to LDK Solar.

46.2	Any notice or other written communication to be given under this Cayman Scheme shall be deemed to have been served;

(a)	if delivered by hand or courier, on the first Business Day following delivery;

(b)	if sent by post, on the second Business Day after posting if the recipient is in the country of despatch, otherwise on the tenth Business Day after posting; and

(c)	if by fax or email, on the Business Day sent.

46.3	In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and placed in the post.

46.4	The accidental omission to send any notice, written communication or other document in accordance with this Clause 46 or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of this Cayman Scheme.

46.5	Neither of the Cayman Scheme Companies shall be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any Scheme Creditors which shall be posted at the risk of such Scheme Creditors.

47.	Governing Law and Jurisdiction

This Cayman Scheme and any non-contractual obligations arising out of or in connection with the Cayman Scheme shall be governed by, and construed in accordance with, the laws of the Cayman Islands and the Cayman Scheme Companies and the Scheme Creditors hereby agree that the Cayman Islands courts shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or is connected with the terms of this Cayman Scheme or its implementation or out of any action taken or omitted to be taken under this Cayman Scheme or in connection with the administration of this Cayman Scheme and for such purposes, the Cayman Scheme Companies and the Scheme Creditors irrevocably submit to the jurisdiction of the Cayman Islands courts, provided, however, that nothing in this clause shall affect the validity of other provisions determining governing law and jurisdiction as between the Cayman Scheme Companies and any of the Scheme Creditors whether contained in any contract or for any other purpose.

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48.	Exercise of Discretion

Where under any provision of this Cayman Scheme, a matter is to be determined by any of the Cayman Scheme Companies, the JPLs, the Scheme Supervisors or the Information Agent, as the case may be, it shall be determined by them, in their discretion in such manner as they may consider fair and reasonable. If any difficulty shall arise in determining any such matter either generally or in any particular case or in ensuring the result described above, it shall be resolved by the Cayman Scheme Companies, the JPLs, the Scheme Supervisors or the Information Agent, as the case may be, in such manner as it shall consider to be fair and reasonable and their decision shall, insofar as permitted by law, be final and binding on all concerned.

49.	The Scheme Supervisors

49.1	Any Scheme Supervisor must be a Qualified Insolvency Practitioner and be suitably experienced in the reasonable opinion of the remaining Scheme Supervisor (provided there is one and, if not, in the reasonable opinion of LDK Solar) to discharge the function of a Scheme Supervisor under the Cayman Scheme. Where more than one person has been appointed as a Scheme Supervisor, they may exercise and perform the powers, rights, duties and functions of the Scheme Supervisors under the Cayman Scheme jointly or severally.

49.2	A Scheme Supervisor shall not take office until he or his firm has entered into the Scheme Supervisors Agreement, which shall include provisions as to his remuneration and expenses, and has contracted to be bound by the terms of the Cayman Scheme to the extent that they apply to him as Scheme Supervisor. The Cayman Scheme Companies acknowledge and agree that the Scheme Supervisors are permitted to exercise all the powers given to them and rely upon all the provisions relevant to them under the Cayman Scheme.

49.3	The Scheme Supervisors shall initially be Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd. They have given and not withdrawn their consent to the Cayman Scheme Companies to act as Scheme Supervisors from the Effective Date and have contracted with the Cayman Scheme Companies pursuant to the Scheme Supervisors Agreement to be bound by the terms of the Cayman Scheme to the extent such terms apply to the Scheme Supervisors. LDK Solar shall have the power to appoint any successors.

49.4	In exercising their powers and carrying out their duties under the Cayman Scheme, the Scheme Supervisors shall act as agents of LDK Solar.

49.5	The JPLs and/or the Scheme Supervisors shall be authorised to act as representatives for LDK Solar on any Recognition Filing or any application for recognition and assistance in relation to the Cayman Scheme in any jurisdiction and under whatever law including Chapter 15 of the United States Bankruptcy Code and any other law derived from or similar to the UNCITRAL Model Law on Cross-Border Insolvency Proceedings.

50.	Vacation of office

50.1	A Scheme Supervisor shall vacate office if they:

(a)	become bankrupt;

(b)	cease to be a Qualified Insolvency Practitioner;

App 7 - 60

(c)	are admitted to hospital because of mental disorder or are the subject of an order concerning their mental disorder made by a Court having jurisdiction in the Cayman Islands or elsewhere in such matters, such that they are, in the reasonable opinion of the remaining Scheme Supervisor (provided there is one and, if not, in the reasonable opinion of LDK Solar), unable to carry out their duties as Scheme Supervisor;

(d)	are convicted of an indictable offence or convicted of any offence by a court having jurisdiction in any other country where that offence, if committed in the Cayman Islands, would have been an indictable offence under Cayman Islands law; or

(e)	resign their office by giving 60 days’ notice in writing to LDK Solar or such shorter period of notice as may be agreed by LDK Solar or resign their office with immediate effect by giving notice in writing to LDK Solar if they consider that they should for professional regulatory reasons or in the event of non-payment of their fees when due and such fees have been approved by LDK Solar, a meeting of the Scheme Creditors or pursuant to a final order of the Grand Court in each case pursuant to Clause 57.

51.	Role of the Scheme Supervisors

The Scheme Supervisors shall discharge the duties and responsibilities imposed upon them by the Cayman Scheme.

52.	Powers of the Scheme Supervisors

52.1	The Scheme Supervisors shall have all of the powers necessary or desirable to enable them to discharge their duties and responsibilities under the Cayman Scheme including, but not limited to, engaging Lucid to act as information agent for the period during which assets are held in the trust determined in Clause 35 above on behalf of LDK Solar on such terms as the Scheme Supervisors may in their discretion consider appropriate. The Scheme Supervisors cannot and shall not exercise any power that would result in their assuming control of either of the Cayman Scheme Companies’ affairs so as to supplant such Cayman Scheme Companies’ directors.

52.2	The Scheme Supervisors are authorised, and shall have the power, to manage the Scheme Supervisors’ accounts and make any payments and distributions which are necessary or incidental to the Scheme Supervisors’ performance of their functions under the Cayman Scheme including, but not limited to, payment and delivery of the Scheme Consideration.

53.	Vacancy

If there are no Scheme Supervisors in office or only one Scheme Supervisor in office, LDK Solar shall forthwith fill the vacancy, provided that LDK Solar shall not be required to fill such vacancy if the Scheme Supervisors have resigned pursuant to Clause 50.1(e) on the grounds that there is no further work to be done by the Scheme Supervisors.

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54.	Liability of Scheme Supervisors

54.1	Except to the extent required by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith by the Scheme Supervisors in accordance with and to implement the provisions of the Cayman Scheme or the exercise by the Scheme Supervisors in good faith of any power conferred upon them for the purposes of the Cayman Scheme if exercised in accordance with and to implement the provisions of the Cayman Scheme.

54.2	A Scheme Supervisor shall not be liable for any loss resulting from any act he does or omits to do, unless any such loss is attributable to his own wilful default, breach of trust, fraud or dishonesty.

55.	Indemnity

The Scheme Supervisors shall be entitled to an indemnity out of the property of the Cayman Scheme Companies against:

(a)	all Claims, Liabilities and Proceedings (including all legal and other costs and expenses which they incur in relation thereto) brought or made against them by LDK Solar or by any other person in respect of any act done or omitted to be done in relation to LDK Solar by them, save to the extent that they are found by a court of competent jurisdiction to have acted or omitted to act in a manner which was in wilful default, in breach of trust, fraudulent or dishonest in the course of performing their duties and functions under the Cayman Scheme; and

(b)	all costs, charges, expenses and liabilities properly incurred by each of them in the course of performing their duties and functions under the Cayman Scheme.

56.	Insurance

LDK Solar will, in consultation and as agreed with the Scheme Supervisors:

(a)	purchase and maintain for the Scheme Supervisors insurance from the date of their appointment against any liability for which LDK Solar would be obliged to indemnify them in accordance with Clause 55; and

(b)	subject to Clause 56(a), within seven Business Days of the first demand by the Scheme Supervisors, pay the costs incurred by a Scheme Supervisor in defending proceedings of the nature described in Clause 55(a), provided that such Scheme Supervisor gives LDK Solar an undertaking to reimburse it (with interest) at the conclusion of those Proceedings, where such Scheme Supervisor is not entitled to an indemnity under Clause 55.

57.	Remuneration and expenses of Scheme Supervisors

The Scheme Supervisors shall be remunerated by LDK Solar in respect of their role in the Cayman Scheme and all acts reasonably incidental thereto and in accordance with the terms of the Scheme Supervisors Agreement. Such remuneration and expenses are to be approved by LDK Solar and such approval shall not be unreasonably withheld. If approval cannot be obtained from LDK Solar within a reasonable period, the Scheme Supervisors may convene a meeting of the Scheme Creditors to determine the level of the Scheme Supervisors’ remuneration and expenses. If approval cannot be obtained by way of an ordinary resolution at a meeting of the Scheme Creditors, the Scheme Supervisors shall be entitled to bring proceedings in the Grand Court seeking an order that their remuneration and expenses be paid in accordance with the terms of the Scheme Supervisors Agreement.

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58.	JPLs

58.1	The JPLs act as agents for and on behalf of LDK Solar and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives, shall incur any personal liability whatsoever (in respect of any of the obligations undertaken by LDK Solar, or in respect of any failure on the part of the Cayman Scheme Companies to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to this Cayman Scheme, or howsoever otherwise).

58.2	The JPLs shall not incur any personal liability whatsoever under this Cayman Scheme nor in relation to any related matter or claim, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

58.3	The exclusions of liability set out in this Cayman Scheme shall arise and continue notwithstanding the termination of the agency of the JPLs or their discharge from office as joint provisional liquidators of LDK Solar before or after the Effective Date and shall operate as a waiver of any claims in tort as well as under contract.

58.4	Each of the JPLs’ firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers and representatives shall be entitled to rely on and enjoy the benefit of this Clause 58 as if they were party to this Cayman Scheme.

58.5	Any joint provisional liquidator of LDK Solar appointed after the date of this Cayman Scheme shall be entitled to rely on and enjoy the benefit of this Clause 58 as if they were a party hereto.

58.6	Nothing in this Cayman Scheme shall require the JPLs to take any action which would breach any applicable law or regulation.

59.	Reliance for Section 3(a)(10) exemption

In sanctioning this Cayman Scheme, the Grand Court has been apprised of the fact that LDK Solar will rely on its ruling with respect to this Cayman Scheme for the Section 3(a)(10) exemption under the U.S. Securities Act of 1933 for the issuance of Shares, ADSs and Convertible Bonds in exchange for the Qualifying Scheme Claims as well as the Shares and/or ADSs issuable upon conversion thereof, subject to the sanction of the Cayman Scheme by the Grand Court.

60.	Centre of Main Interests

60.1	LDK Solar hereby covenants that, up and until the Effective Date, it shall not take any action which would:

(a)	cause its registered office to become situated outside of the Cayman Islands;

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(b)	cause the place where it conducts the administration of its interests on a regular basis (and is therefore ascertainable by third parties), in which it holds meetings of its board of directors (or JPLs, as the case may be), in which it maintains its register of members and all other corporate records, to become situated outside of the Cayman Islands; or

(c)	cause it to have any place of operations where LDK Solar carries out a non-transitory economic activity with human means and assets or services outside of the Cayman Islands.

61.	The performance by any Group Company of any obligation under one Scheme shall operate to discharge any corresponding obligation under each other Scheme.

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SCHEDULE 1

FORM OF CN TRUSTEE INSTRUCTION

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SCHEDULE 2

FORM OF COMMON DEPOSITARY INSTRUCTION

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SCHEDULE 3

SUMMARY OF 2018 CONVERTIBLE BONDS1

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by LDK Solar or (b) if LDK Solar elects not to pay cash, by adding the interest instalment to the then outstanding principal amount (“PIK”). If LDK Solar elects to PIK an interest instalment on the next interest payment date, then: (i) it shall so notify the Trustee in writing 15 Business Days before the relevant interest payment date; (ii) the Trustee shall immediately give such notice to the holders of 2018 Convertible Bonds (“CB Holders”);. the CB Holders shall irrevocably notify LDK Solar in writing on or after the date of the Company’s notice under clause (i) but on or before the relevant interest payment date if they elect to convert an amount of principal equal to the interest instalment to Ordinary Shares or ADSs (“PIK Conversion”). In the event that a CB Holder elects to make a PIK Conversion, LDK Solar shall deliver, or cause to be delivered, to the CB Holders, Ordinary Shares or ADSs, as applicable on the basis of the conversion price as determined by the volume weighted average price (“VWAP”) for the 20-trading-day period immediately prior to the relevant interest payment date (“PIK Conversion Rate”) within five (5) Business Days following such interest payment date. “VWAP for the 20-trading-day period” means the average of the per-ADS volume-weighted average price of ADSs as displayed under the heading Bloomberg VWAP on Bloomberg page LDK.N (equity) AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for the Shares to the scheduled close of trading on such market on each VWAP trading day (calculated to reflect the then-existing ratio between ADSs and Shares), or if such volume-weighted average price is unavailable, the market value of one Share on such VWAP trading day as the Board of Directors of LDK Solar determines in good faith using a volume-weighted average method, during the 20-trading-day period immediately prior to the date of the PIK Conversion Notice. In the event a CB Holder disagrees with the calculation of the Board, that CB Holder shall have the right to request the calculation to be done by a third party independent financial institution.

Term: December 31, 2018 (the “Maturity Date”), unless converted, repurchased or accelerated earlier pursuant to the terms hereunder, including acceleration due to cross-default if holders of Preferred CBs exchanged by holders of the Preferred Obligations claim (as defined below) of LDK Silicon (as defined below) are not repaid at maturity on June 3, 2016 or such holders fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both.

Conversion: Conversion price of the CBs (except for a PIK Conversion) will be (i) US$20 principal amount of the CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before the earlier of March 31, 2015, (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Conversion Request Notice (as defined below) if converted on or after April 1, 2015 (“Conversion Rate”).

Any conversion, other than a PIK Conversion, occurring during the one-year period from April 1, 2015 to March 31, 2016 (both dates inclusive), shall be subject to the limit of (A) US$62.5 million of the aggregate principal amount of the Securities during such one-year period and (B) US$20 million of the aggregate principal amount of the Securities during any rolling quarter in such one-year period, each on a first-come-first-served basis.

[1]	Subject to the agreed terms of the Convertible Bonds

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CBs may be converted into Shares or ADSs at any time on or prior to the close of business of the Maturity Date upon giving LDK Solar a Conversion Notice as follows:

(a)	To elect to convert any CBs into Shares or ADSs, the relevant CB Holder shall give an irrevocable conversion notice in writing (a “Conversion Notice”) to LDK Solar, the Trustee and the Conversion Agent, specifying the aggregate amount of CBs to be converted; and

(b)	LDK Solar shall, within five (5) Business Days immediately following receipt of the Conversion Notice, deliver, or cause to be delivered, to the CB Holder (i) Shares or ADSs (as applicable) on the basis of the applicable Conversion Rate as of the date of the Conversion Notice and (ii) a calculation of the VWAP for the 20-trading-day period by LDK Solar, if necessary.

LDK Solar shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs. For the avoidance of doubt, holders of CBs are not required to convert Shares into ADSs upon any CB conversion or PIK Conversion.

Form. The CBs will be issued in book-entry form through the facilities of Euroclear and/or Clearstream for the accounts of its participants.

Registration Rights. To the extent Form F-3 is available for LDK Solar to use pursuant to the U.S. securities laws, LDK Solar shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issued in satisfaction of the claim, each issuable as interest payments on the CBs or issuable upon conversion of the CBs, if an exemption from registration is not otherwise available, shall keep its registration statement on Form F-6 effective, and shall ensure a sufficient number of ADSs are available for issuable thereunder upon deposit of any of the foregoing Shares. Holders of CBs are also entitled to customary piggyback registration rights.

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorization and validity, no conflict or default, applicable law.

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, reasonable best efforts to maintain the listing of the Shares on the NYSE at all times, notice of delisting on the NYSE and no amendments to the terms of the Preferred CBs.

Negative Pledge. No debtor will, directly or indirectly, incur, assume, grant or suffer to exist any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (“Lien”) (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the CBs, or any proceeds therefrom, unless the same Lien is in existence on the date of the Senior Note RSA.

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Events of Default. Events of default (each an “EOD”) applicable to the debtors shall include the following: (a) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the Maturity Date, (b) failure to pay interest or any other amount when due with a 30-day grace period, (c) failure to convert upon exercise of CB Holder’s conversion rights, (d) failure to timely provide certain notices, (e) failure to comply with other terms in the CBs or the indenture, (f) (i) cross-default in payment of any indebtedness of any subsidiary of LDK Solar that was organised or incorporated under the laws of any jurisdiction outside Mainland China (“Offshore Subsidiaries”), (ii) acceleration of any other indebtedness, in either case, in the aggregate of over US$15 million, or (iii) the Company or any of its subsidiaries defaults in any payment in relation to any obligations under the Preferred Convertible Bond Indenture and such default constitutes an “Event of Default” (however described) under that document, (g) failure by the Company or any of its subsidiaries to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (h) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official to, or to the property of, LDK Solar or any subsidiary, and such case or proceedings are not withdrawn or dismissed within 45 days, except for such as contemplated in the Restructuring Transactions, (i) LDK Solar or any subsidiary (i) consents to the appointment of a custodian of it or for all or substantially all of its property or (ii) makes a general assignment of the benefit of its creditors, except for such as contemplated in the Restructuring Transactions, (j) a court order or decree under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Restructuring Transactions, is made in respect of LDK Solar or any subsidiary, (k) unenforceability or invalidity of any obligations of LDK Solar in connection with the CBs, and (l) cross-default if holders of Preferred Obligations fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both, upon maturity on June 3, 2016; provided that (A) in respect of (e) above, an EOD occurs upon notice of the trustee of the CBs (the “CB Trustee”) or 25% holders of then outstanding CBs in writing and it is not cured within 30 days after such notice, (B) if an EOD (other than (h), (i) or (j) above) occurs, the CB Trustee or 25% holders of then outstanding CBs, by written notice to LDK Solar, may declare the CBs to be immediately due and payable in full, (C) if an EOD under (h), (i) or (j) occurs, the CBs are immediately due and payable in full without any declaration or other act on the part of the CB Trustee or any CB Holder, and (D) a majority in aggregate principal amount of then outstanding CBs may irrevocably instruct the CB Trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or decree, all existing EOD having been cured or waived and all amounts due under the CBs have been paid.

Deposit of Shares for Issuance of ADSs. Pursuant to the Deposit Agreement and the relevant U.S. securities laws, to the extent that no “restricted securities” (as defined in Rule 144) are involved, whenever ADSs are required to be issued under the Scheme, whether upon conversion into ADSs or upon payment in ADSs,

(a)	upon receipt of (A) the Conversion Notice or (B) an irrevocable notice in writing to receive any interest instalment payment in ADSs, LDK Solar will issue or cause to be issued an unlegended certificate evidencing the relevant Shares to the relevant CB Holder;

(b)	LDK Solar will provide or cause to be provided a copy of its Register of Members updated to evidence such issuance and registration in the name of the CB Holder above;

(c)	upon receipt of an irrevocable instruction in writing from the CB Holder, LDK Solar will (A) cancel or cause to be cancelled the unlegended certificate in the name of the CB Holder, (B) re-issue in its stead an unlegended certificate evidencing the same amount of Shares to the name of the ADS Depositary, and (C) deposit such unlegended certificate with the ADS custodian (as contemplated in the Deposit Agreement) for the ADS Depositary to issue the relevant ADSs to the CB Holder pursuant to the Deposit Agreement;

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(d)	the Company shall provide or cause to be provided to the ADS Custodian (i) a copy of the Register of Members updated to evidence such re-issuance and registration in the name of the ADS Depositary and (ii) an officer’s certificate for the ADS Depositary in the typical form required by the ADS Depositary pursuant to the Deposit Agreement; and

(e)	the CB Holder will provide a letter of transmittal, in the form as required by the Deposit Agreement and available on the ADS Custodian’s website, relating to the issuance of the relevant ADSs.

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SCHEDULE 4

FORM OF DEEDS OF RELEASE

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SCHEDULE 5

FORM OF DEED OF UNDERTAKING

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SCHEDULE 6

FORM OF CLEARING SYSTEM INSTRUCTION

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SCHEDULE 7

FORM OF CN CLEARING INSTRUCTION

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SCHEDULE 8

SUMMARY OF PREFERRED CONVERTIBLE BONDS2

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by LDK Solar or (b) if LDK Solar elects not to pay cash, by PIK. If LDK Solar elects to PIK an interest instalment on the next interest payment date, then (i) it shall so notify the Trustee in writing 15 Business Days before the relevant interest payment date; and (ii) the Trustee shall immediately give such notice to the holders of Preferred Convertible Bonds (“Preferred CB Holders”). The Preferred CB Holders shall irrevocably notify LDK Solar in writing on or after the date of the Company’s notice under clause (i) but on or before the relevant interest payment date if they elect to convert an amount of principal equal to the interest instalment to Shares or ADSs (“PIK Conversion”). LDK Solar shall deliver to the Preferred CB Holders, Shares or ADSs, at the PIK Conversion Rate within five (5) Business Days following such interest payment date, on the basis of the conversion price as determined by the VWAP for the 20-trading-day period immediately prior to the relevant interest payment date. Issuance of ADSs by the ADS Depositary pursuant to this Scheme will require the cooperation of the relevant Preferred CB Holders as required under the Deposit Agreement relating to the ADR facility of LDK Solar, as further described below. In the event a Preferred CB Holder disagrees with the calculation of the Board, that Preferred CB Holder shall have the right to request the calculation to be done by a third party independent financial institution.

Term: June 3, 2016, which may be extended and/or paid with ADSs at VWAP for 20-trading-day period immediately prior to the due date, at the option of at least two thirds ( 2⁄3) in aggregate principal amount of the Preferred CBs (the “Majority Preferred CB Holders”).

Conversion: Conversion price of the Preferred CBs (except for a PIK Conversion) will be (i) US$20 principal amount of the Preferred CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before March 31, 2015, and (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Preferred Conversion Request Notice (as defined below) if converted on or after April 1, 2015 (the “Preferred Conversion Rate”).

Any conversion, other than a PIK Conversion, occurring during the one-year period from April 1, 2015 to March 31, 2016 (both dates inclusive) shall be subject to the limit of (A) US$62.5 million of the aggregate principal amount of the Preferred CBs during such one-year period and (B) US$20 million of the aggregate principal amount of the Preferred CBs during any rolling quarter in such one-year period, each on a first-come-first-served basis.

The Preferred CBs may be converted into Shares or ADSs at any time on or prior to the close of business of their maturity upon giving LDK Solar a Preferred Conversion Request Notice as follows:

(a)	To elect to convert any Preferred CBs into Shares or ADSs, the relevant Preferred CB Holder shall give an irrevocable conversion request notice in writing (a “Preferred Conversion Request”) to LDK Solar, the Trustee and the Conversion Agent, specifying the aggregate amount of Preferred CBs to be converted; and

(b)	LDK Solar shall, within five (5) Business Days immediately following receipt of the Preferred Conversion Request, deliver, or cause to be delivered, to the Preferred CB Holder (i) Shares or ADSs (as applicable) on the basis of the applicable Preferred Conversion Price as of the date of the Preferred Conversion Request and (ii) a calculation of the VWAP for the 20-trading-day period by LDK Solar, if necessary.

[2]	Subject to the agreed terms of the Preferred Convertible Bonds

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LDK Solar shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of Preferred CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs. For the avoidance of doubt, holders of Preferred CBs are not required to convert Shares into ADSs upon any Preferred CB conversion or election of interest payment.

Security: (i) a pledge by LDK Solar of all of its equity in LDK Silicon, (ii) a pledge by LDK Solar of 24% of its equity in Jiangxi LDK Solar Hi-Tech Co., Ltd., (iii) a guarantee by LDK Silicon, and (iv) a guarantee by Peng Xiaofeng;

Form. The Preferred CBs will be issued in book-entry form through the facilities of Euroclear and/or Clearstream for the accounts of its participants;

Registration Rights. To the extent Form F-3 is available for LDK Solar to use pursuant to the U.S. securities laws, LDK Solar shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issuable as a result of the exchange of any Preferred Obligations claim or as interest payments on the Preferred CBs or issuable upon conversion of the Preferred CBs, if an exemption from registration is not otherwise available, with holders of Preferred CBs also entitled to customary piggyback registration rights;

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorisation and validity, no conflict or default, applicable law;

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, and notice of delisting on NYSE;

Negative Pledge. No debtor of the Preferred Obligations claim will, directly or indirectly, incur, assume, grant or suffer to exist any Lien (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the Preferred CBs, or any proceeds therefrom, unless the same Lien is created for the Preferred CBs on a pari passu basis or is in existence on the date of the Preferred RSA;

Event of Default. To include: (i) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the maturity of the Preferred CBs, (ii) failure to pay interest or any other amount when due with a 30-day grace period, (iii) failure to convert upon exercise of Preferred CB Holder’s conversion rights, (iv) failure to timely provide certain notices, (v) failure to comply with other terms in the Preferred CBs or the indenture, (vi) cross-default in payment of any indebtedness of any subsidiary of LDK Solar that was organised or incorporated under the laws of any jurisdiction outside Mainland China (“Offshore Subsidiaries”), or acceleration of any other indebtedness, in the aggregate of over US$15 million, (vii) failure by the Company or any of its subsidiaries to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (viii) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Restructuring Transactions, and (ix) unenforceability or invalidity of any obligations of the Preferred CBs; provided that (A) an event of default occurs upon notice of the trustee of the Preferred CBs or 25% holders of then outstanding Preferred CBs in writing and it is not cured within 60 days after such notice, (B) if an event of default (other than (viii) above) occurs, the trustee or 25% holders of then outstanding Preferred CBs, by written notice to LDK Solar, may declare the Preferred CBs to be immediately due and payable in full, (C) if an event of default under (viii) occurs and such case or proceedings are not withdrawn or dismissed within 45 days, the Preferred CBs are immediately due and payable in full without any declaration or other act on the part of the trustee or any Preferred CB Holder, and (D) a majority in aggregate principal amount of then outstanding CBs may irrevocably instruct the CB Trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or laws.

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Deposit of Shares for Issuance of ADSs. Pursuant to the Deposit Agreement and the relevant U.S. securities laws, to the extent that no “restricted securities” (as defined in Rule 144) are involved, whenever ADSs are required to be issued under the Scheme, whether upon conversion into ADSs or upon payment in ADSs,

(a)	upon receipt of (A) the Preferred Conversion Request or (B) an irrevocable notice in writing to receive any interest instalment payment in ADSs, LDK Solar will issue or cause to be issued an unlegended certificate evidencing the relevant Shares to the relevant Preferred CB Holder;

(b)	LDK Solar will provide or cause to be provided a copy of its Register of Members updated to evidence such issuance and registration in the name of the Preferred CB Holder above;

(c)	upon receipt of an irrevocable instruction in writing from the Preferred CB Holder, LDK Solar will (A) cancel or cause to be cancelled the unlegended certificate in the name of the Preferred CB Holder, (B) re-issue in its stead an unlegended certificate evidencing the same amount of Shares to the name of the ADS Depositary, and (C) deposit such unlegended certificate with the ADS custodian (as contemplated in the Deposit Agreement) for the ADS Depositary to issue the relevant ADSs to the Preferred CB Holder pursuant to the Deposit Agreement;

(d)	the Company shall provide or cause to be provided to the ADS Custodian (i) a copy of the Register of Members updated to evidence such re-issuance and registration in the name of the ADS Depositary and (ii) an officer’s certificate for the ADS Depositary in the typical form required by the ADS Depositary pursuant to the Deposit Agreement; and

(e)	the Preferred CB Holder will provide a letter of transmittal, in the form as required by the Deposit Agreement and available on the ADS Custodian’s website, relating to the issuance of the relevant ADSs

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SCHEDULE 9

PROJECT GUARANTEE CLAIMS

Borrower	Lender	Guarantor	Amount owing as at March 2014		Purpose	Governing Law of the facilities
LDK Solar Europe	CDB Jiangxi	LDK Solar		€1,175,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar		€1,000,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar		€1,175,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar		€895,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	9,100,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	7,700,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	9,100,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB	6,400,000	PV project financing	PRC

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SCHEDULE 10

PROJECT LOAN CLAIMS

Borrower	Lender	Amount owing as at March 2014		Maturity Date	Purpose	Governing Law
LDK Solar	CDB Hong Kong	US$	11,000,000	28 March 2016	Acquisition financing	Hong Kong
LDK Solar	CDB Jiangxi	RMB	32,600,000	17 April 2027	PV project financing	English law
LDK Solar	CDB Jiangxi	US$	6,080,000	30 December 2026	PV project financing	English law
LDK Solar	CDB Jiangxi	US$	6,520,000	13 March 2027	PV project financing	English law

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SCHEDULE 11

RESTRUCTURING DOCUMENTS

1.	2018 Convertible Bond Indenture;

2.	Preferred Convertible Bond Indenture;

3.	The Registration Rights Agreement to be dated as of the Effective Date between LDK Solar, the JPLs, the 2018 Convertible Bond Trustee, the Preferred Convertible Bond Trustee;

4.	The Peng Guarantee;

5.	The Subsidiary Guarantee;

6.	The Security Documents;

7.	Preferred Convertible Trustee Appointment to be entered into between the Preferred Obligation Scheme Creditors appointing a security trustee;

8.	Lock-Up Deed to be entered into between the recipients of the Scheme Shares and the Scheme Companies; and

9.	The Deeds of Release.

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SCHEDULE 12

FORM OF SENIOR CLEARING INSTRUCTION

App 7 - 81

SCHEDULE 13

FORM OF SENIOR NOTE TRUSTEE INSTRUCTION

App 7 - 82

APPENDIX 8

(HONG KONG SCHEME)

THE LDK SCHEME

IN THE HIGH COURT OF HONG KONG	No. [•] of 2014 No. [•] of 2014 No. [•] of 2014

IN THE MATTER OF LDK SOLAR CO., LTD.

(IN PROVISIONAL LIQUIDATION);

and

IN THE MATTER OF LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.;

and

IN THE MATTER OF LDK SILICON HOLDING CO., LTD.

and

IN THE MATTER OF SECTIONS 673 AND 674 OF THE COMPANIES ORDINANCE (CAP 622)

SCHEMES OF ARRANGEMENT

(under sections 673 and 674 of the Companies Ordinance (Cap 622) of Hong Kong)

BETWEEN

LDK SOLAR CO., LTD. (IN PROVISIONAL LIQUIDATION)

(an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 166736)

App 8 - 1

LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.

(an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands with registered number 234412 and registered as a non-Hong Kong company with the Hong Kong Companies Registry under CR No. F0018833)

LDK SILICON HOLDING CO., LTD.

(a Hong Kong company registered with the Hong Kong Companies Registry under CR No. 1410399)

THE SCHEME CREDITORS (as herein defined)

App 8 - 2

PART A

PRELIMINARY

1.	Definitions and Interpretation

1.1	In this Hong Kong Scheme, unless the context otherwise requires or unless otherwise expressly provided for, the following capitalised expressions shall bear the following meanings;

“2018 Convertible Bond Indenture”	means the indenture relating to the 2018 Convertible Bonds to be entered into between, amongst others, LDK Solar and the 2018 Convertible Bond Trustee;

“2018 Convertible Bonds”	means the new series of 5.535 per cent. senior convertible bonds due 2018 to be issued by LDK Solar to the Senior Note Scheme Creditors and the Admitted Ordinary Scheme Creditors, the terms of which are summarised in Schedule 3;

“2018 Convertible Bond Trustee”	means The Bank of New York Mellon in its capacity as trustee under the 2018 Convertible Bond Indenture;

“Accepted”	means in relation to an Ordinary Claim, the acceptance by the Scheme Supervisors of the Ordinary Claim (or part thereof) without dispute or, where applicable, the acceptance or determination of such Ordinary Claim (or part thereof) in accordance with the Dispute Proceedings

“Account Holder”	has the meaning given to it in Clause 4.3;

“Account Holder Letter”	means an Account Holder Letter and Ballot or a CN Account Holder Letter;

“Account Holder Letter and Ballot”	means the form of account holder letter and ballot set out in the Senior Solicitation Packet in Appendix 12 to the Scheme Document;

App 8 - 3

“Adjusted Deemed Ordinary Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable E in the formula:

E = (F / G) *H

where:

F is equal to the Available Top-up Cash Consideration;

G is equal to the aggregate amount of Deemed Ordinary Cash Claims; and

H is equal to that Admitted Ordinary Scheme Creditor’s Deemed Ordinary Cash Claim;

provided that E shall not be greater than H;

“Adjusted Deemed Ordinary Non-Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable A in the formula:

A = (B / C) * D

where:

B is equal to the Available Top-up Non-Cash Consideration;

C is equal to the aggregate amount of Deemed Ordinary Non-Cash Claims; and

D is equal to that Admitted Ordinary Scheme Creditor’s Deemed Ordinary Non-Cash Claim;

provided that A shall not be greater than D;

App 8 - 4

“Adjusted Ordinary Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable r in the formula:

r = (t / z) * c

where:

t is equal to the Maximum Ordinary Cash Claims;

z is equal to the aggregate amount of Ordinary Cash Claims; and

c is equal to that Admitted Ordinary Scheme Creditor’s Ordinary Cash Claim;

provided that r shall not be greater than c;

“Adjusted Ordinary Non-Cash Claim”

means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the variable s in the formula:

s = (p / q) * h

where:

p is equal to the Maximum Ordinary Non-Cash Claims;

q is equal to the aggregate amount of Ordinary Non-Cash Claims; and

h is equal to that Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim;

provided that s shall not be greater than h;

“Adjusted Preferred Cash Claim”

means, in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the variable u in the formula:

u = (v / w) * k

where:

v is equal to the Maximum Preferred Cash Claims;

w is equal to the aggregate amount of Preferred Cash Claims; and

k is equal to that Preferred Obligation Scheme Creditor’s Preferred Cash Claim;

provided that u shall not be greater than k;

App 8 - 5

“Adjusted Senior Cash Claim”

means, in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the variable m in the formula:

m = (b / n) * l

where:

b is equal to the Maximum Senior Note Cash Claims;

n is equal to the aggregate amount of Senior Note Cash Claims; and

l is equal to that Senior Note Scheme Creditor’s Senior Note Cash Claim;

provided that m shall not be greater than l;

“Admitted Ordinary Claim”	means in relation to an Ordinary Claimant, the Accepted amount of its Ordinary Claims calculated as at the Record Time;

“Admitted Ordinary Scheme Creditors”	means the holders of the Admitted Ordinary Claims as at the Record Time;

“ADSs”	means American depositary shares, each currently representing one Share;

“Advisers”	means, Campbells, Harney Westwood & Riegels, Houlihan Lokey (Europe) Limited, Jefferies LLC, Lucid Issuer Services Limited, Mayer Brown JSM, Ropes & Gray LLP, Sidley Austin LLP, and Zolfo Cooper LLP;

“Affiliates”	means, in relation to any person, its current and former direct and indirect subsidiaries, subsidiary undertakings, parent companies, holding companies, partners, equity holders, members and managing members, and any of their respective current and former direct and indirect subsidiaries, subsidiary undertakings, parent companies, holding companies, partners, equity holders, members and managing members;

“Agreed Convertible Bond Ratio”	means, in relation to a Qualifying Scheme Claim, the percentage equal to 100% minus the Agreed Share Ratio elected or deemed to have been elected by the relevant Qualifying Scheme Creditor in relation to that Qualifying Scheme Claim;

App 8 - 6

“Agreed Share Ratio”	means the percentage of the relevant Qualifying Scheme Claim elected or deemed to have been elected by the relevant Qualifying Scheme Creditor in its Capitalisation Request Form, being, in the case of the Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors, no lower than 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim and, in the case of the Admitted Ordinary Scheme Creditors, equal to 15% of the relevant Qualifying Scheme Claim;

“Allowed Proceedings”	means any Proceeding by a Scheme Creditor to enforce its rights under the Schemes where any of the Scheme Companies fails to perform its obligations under the Hong Kong Scheme or if any Hong Kong Scheme Step does not occur in accordance with Clause 16;

“Articles of Association”	means the articles of association of LDK Solar in effect as at the date hereof;

“Available Ordinary Cash Amount”	means the amount of cash, if any, that the Scheme Supervisors determine is available to fund the Ordinary Cash Out Amount;

“Available Preferred Cash Amount”	means the amount of cash, if any, (not being less than the Available Senior Cash Amount) that the Scheme Supervisors determine is available to fund the Preferred Obligation Cash Out Amount;

“Available Senior Cash Amount”	means the amount of cash, if any, (not being less than the Available Preferred Cash Amount) that the Scheme Supervisors determine is available to fund the Senior Note Cash Out Amount;

“Available Top-Up Cash Consideration”	means an amount equal to the Maximum Ordinary Cash Claims less the aggregate amount of Ordinary Cash Claims, or if lower than zero, zero;

“Available Top-Up Non-Cash Consideration”	means an amount equal to the Maximum Ordinary Non-Cash Claims less the aggregate amount of Ordinary Non-Cash Claims, or if lower than zero, zero;

“Bar Date”	means 5am Hong Kong time on the date 21 days after the Effective Date as notified pursuant to Clause 17.2, being the last date for submission of a Claim Form in relation to an Ordinary Claim;

App 8 - 7

“Business Day”	means any day on which banks are open for business generally in Hong Kong, New York and the Cayman Islands;

“Capitalisation Request Form”	means the form attached to the Account Holder Letter or Proxy Form by which a Scheme Creditor may elect to receive the Cash Out Amount or the Non-Cash Scheme Consideration, and, if the latter, its Agreed Share Ratio;

“Cash Deficit”	means a Preferred Cash Deficit, an Ordinary Cash Deficit or a Senior Cash Deficit as applicable;

“Cash Out Amount”	means a Senior Note Cash Out Amount, a Preferred Obligation Cash Out Amount and/or an Ordinary Cash Out Amount as applicable;

“Cayman Scheme”	means the LDK Solar Cayman Scheme and the LDK Silicon Cayman Scheme;

“CDB”	means China Development Bank Corporation Limited, a state-owned banking corporation incorporated with limited liability under the laws of China;

“CDBCC”	means China Development Bank Capital Corporation Limited, a state-owned company incorporated with limited liability under the laws of China and wholly owned by CDB

“CDB Jiangxi”	means China Development Bank Corporation, Jiangxi Branch and an affiliate of CDB and CDBCC;

“Chapter 15 Scheme Order”	means an order of the US Bankruptcy Court recognising and giving effect to certain aspects of the compromise and arrangement set out in the LDK Solar Cayman Scheme, including the release of LDK Solar under clause 41 thereof;

“CI Preferred Scheme Meetings”	means the LDK Solar CI Preferred Meeting and the LDK Silicon CI Preferred Meeting;

“CI Senior Note Meeting”	means a meeting of the Senior Note Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

App 8 - 8

“Claim”	means all and any actions, causes of action, claims, counterclaims, suits, debts, sums of money, accounts, contracts, agreements, promises, contribution, indemnification, damages, judgments, executions, demands or rights whatsoever or howsoever arising, whether present, future, prospective or contingent, known or unknown, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether arising at common law, in equity or by statute in or under the laws of Hong Kong, New York, the Cayman Islands or under any other law or in any other jurisdiction howsoever arising, and “Claims” shall be construed accordingly;

“Claim Form”	means the form to be completed, on the Scheme Website or on paper, by Ordinary Scheme Creditors or their duly authorised agents, setting out the details of their Ordinary Claims against LDK Solar;

“Clearing Systems”	means Euroclear, Clearstream and DTC;

“Clearing System Instruction”	means an instruction to the Clearing Systems in substantially the form set out in Schedule 6;

“Clearstream”	means Clearstream Banking, société anonyme;

“CN Account Holder Letter”	means the form of account holder letter set out in the Ordinary Solicitation Packet in Appendix 14 of the Scheme Document;

“CN Clearing Instruction”	means an instruction to the Clearing Systems in substantially the form set out in Schedule 7;

“CN Global Notes”	means the global notes in respect of the CNs;

“CN Holder”	means a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems at the Record Time and who has a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs, but who has not entered into a CN Settlement Agreement;

App 8 - 9

“CN Indentures”	means the indentures dated 15 April 2008 and 29 December 2010 as amended and supplemented, entered into by LDK Solar, The Bank of New York Mellon as Trustee, Securities Agent Registrar (each as defined therein);

“CNs”	means LDK Solar’s 4.75% Convertible Senior Notes due 2013;

“CN Registrar”	means The Bank of New York Mellon, as registrar under the CN Indentures;

“CN Settlement Agreement”	means any agreement entered into between LDK Solar and a person interested in CNs by which such person agreed to a settlement, composition, arrangement, compromise, restructuring, postponement or forbearance in relation to the obligations of LDK Solar under or in relation to the CNs, or that person’s rights (whether actual or contingent) in respect thereof, including those agreements listed at Appendix 39 of the Scheme Document;

“CN Trustee”	means the Bank of New York Mellon, as Trustee under the CN Indentures;

“CN Trustee Instruction”	means an instruction to the CN Trustee in substantially the form set out in Schedule 1 or any such other form as the CN Trustee may reasonably accept;

“Combined Surplus”	means the amount, if any, remaining after deducting the aggregate Senior Note Cash Out Amount and the aggregate Preferred Obligation Cash Out Amount from the sum of the Available Senior Cash Amount and the Available Preferred Cash Amount;

“Common Depositary”	means The Bank of New York Mellon, London Branch, as common depositary for the Senior Clearing Systems in respect of the Senior Notes;

“Common Depositary Instruction”	means an instruction to the Common Depositary in substantially the form set out in Schedule 2;

“Companies Law”	means the Companies Law (2013 Revision) as applicable in the Cayman Islands;

“Companies Ordinance”	means the Companies Ordinance (Cap 622) (as amended) as applicable in Hong Kong;

“Convertible Bond Entitlement Amount”	means in respect of a Qualifying Scheme Creditor an amount equal to the product of that Qualifying Scheme Creditor’s Non-Cash Entitlement and its applicable Agreed Convertible Bond Ratio;

App 8 - 10

“Convertible Bonds”	means the 2018 Convertible Bonds and the Preferred Convertible Bonds;

“Deed of Release” or “Deeds of Release”	means the forms of deeds of release between LDK Solar, LDK Silicon, LDK Silicon Holding, the Senior Note Guarantors and the Scheme Creditors as set out in Schedule 4 to be governed, respectively, by the laws of the Cayman Islands, the State of New York, and the Hong Kong Special Administrative Region;

“Deed of Undertaking”	means a deed of undertaking substantially in the form set out in Schedule 5;

“Deemed Ordinary Cash Claim”	means in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the amount of that Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim less its Adjusted Ordinary Non-Cash Claim;

“Deemed Ordinary Non-Cash Claim”	means in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the amount of that Admitted Ordinary Scheme Creditor’s Ordinary Cash Claim less its Adjusted Ordinary Cash Claim;

“Deemed Preferred Non-Cash Claim”	means in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the amount of that Preferred Obligation Scheme Creditor’s Preferred Cash Claim less its Adjusted Preferred Cash Claim;

“Deemed Senior Non-Cash Claim”	means in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the amount of that Senior Note Scheme Creditor’s Senior Note Cash Claim less its Adjusted Senior Cash Claim;

“Depositary”	means JPMorgan Chase Bank, N.A., as depositary for the benefit of the ADS holders;

App 8 - 11

“Designated Recipient”	means any single entity that is designated as such by a Scheme Creditor in accordance with a valid Capitalisation Request Form as the recipient of any or all of the Non-Cash Scheme Consideration otherwise to be issued to such Scheme Creditor, subject to limitations in accordance with applicable securities laws and provided that (i) the Designated Recipient shall only be validly designated if it has submitted all Distribution Confirmation Deeds, Settlement Instructions and/or any other applicable forms that its designating Scheme Creditor is required to submit pursuant to the Schemes; and (ii) a Scheme Creditor may designate only one such entity and if such entity is a nominee holder it may only hold on behalf of one beneficial holder; and (iii) the Designated Recipient is not a Disqualified Person;

“Determination Rights”	means the rights of the Ordinary Claimants to have their Ordinary Claims reviewed for acceptance as Admitted Ordinary Claims in accordance with Clause 27;

“Disputed Claim”	means an Ordinary Claim that is disputed under Clause 27.7;

“Dispute Proceedings”	means in respect of a Disputed Claim, proceedings issued in the High Court against LDK Solar pursuant to Clause 28;

“Disqualified Person”	means a person who is disqualified from holding, receiving or handling any Scheme Consideration pursuant to any applicable laws or regulations;

Distribution Confirmation Deed”	means a completed form in the form distributed to Scheme Creditors and available on the Scheme Website confirming amongst other things that the Qualifying Scheme Creditor may legally and lawfully be issued the Non-Cash Scheme Consideration;

“Dollars”	means the lawful currency of the United States of America;

“DTC”	means the Depository Trust Company, its nominees and successors;

“Effective Date”	has the meaning given to it in Clause 38;

“Employee Claim”	means the Claims set out in any proofs of debt filed by current and/or former employees of LDK Silicon and any related claims by such persons, as described in Part 1 of the Explanatory Statement;

App 8 - 12

“EPC Guarantee”	means the guarantee granted by LDK Solar in favour of CDB Jiangxi in connection with any liability arising under any Specified EPC Facility Agreements and dated 30 December 2011;

“EPC Guarantee Claim”	means any Claim under the EPC Guarantee;

“Epiq”	means Epiq Bankruptcy Solutions LLC;

“Euroclear”	means Euroclear Bank S.A./N.V., as operator of the Euroclear clearing system;

“Excluded Claim”	means any Project Guarantee Claim, any Project Loan Claim, any EPC Guarantee Claim, , any Employee Claim and the Munich Re Claim;

“Explanatory Statement”	means the explanatory statement of the Scheme Companies relating to (i) the Cayman Scheme issued in accordance with section 86 of the Companies Law; and (ii) the Hong Kong Scheme, issued in accordance with section 671 of the Companies Ordinance;

“Grand Court”	means the Grand Court of the Cayman Islands and any court capable of hearing appeals therefrom;

“Grand Court Orders”	means a sealed copy of the LDK Solar Court Order and the LDK Silicon Court Order;

“Grand Court Sanction Hearing”	means the hearings at the Grand Court of the petition in respect of the sanctioning of the Cayman Scheme under section 86 of the Companies Law;

“Group”	means LDK Solar and its subsidiaries from time to time;

“Group Company”	means any company that is a member of the Group;

“High Court”	means the High Court of Hong Kong and any court capable of hearing appeals therefrom;

“High Court Orders”	means office copies of the orders of the High Court sanctioning the Hong Kong Scheme;

“High Court Sanction Hearing”	means the hearings at the High Court of the petition in respect of the sanctioning of the Hong Kong Scheme;

App 8 - 13

“HK Preferred Scheme Meetings”	means the LDK Solar HK Preferred Meeting, the LDK Silicon HK Preferred Meeting and the LDK SH Preferred Meeting;

“HK Senior Note Meeting”	means a meeting of the Senior Note Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

“Holding Period”	has the meaning given to it in Clause 35.2;

“Hong Kong Scheme”	means the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme;

“Hong Kong Scheme Meetings”	means the HK Senior Note Meeting, the HK Preferred Scheme Meetings and the LDK Solar HK Meeting;

“Hong Kong Scheme Steps”	has the meaning given to it in Clause 16;

“Imclone Facility”	means a US$22,400,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 27 December 2013;

“Information Agent”	means Lucid;

“Intercompany Claim”	means any claim against any of the Scheme Companies by any Group Company other than Sunways AG or the Scheme Companies;

“Intermediary”	means a person (other than an Account Holder) who holds an interest in Senior Notes on behalf of another person or other persons;

“IPR”	means the Insolvency Practitioners’ Regulations 2008 (as amended) applicable in the Cayman Islands;

“IRR”	means 23 per cent. per annum of internal rate of return payable in respect of the Preferred Obligations;

“Issue Date”	means, in the case of the Senior Note Non-Cash Scheme Consideration and the Preferred Obligation Non-Cash Scheme Consideration, the date falling 7 days after the Effective Date, and in case of the Ordinary Non-Cash Scheme Consideration, such date as the Scheme Supervisors shall in their discretion determine;

App 8 - 14

“JPLs”	means Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd., in their capacity as joint provisional liquidators of LDK Solar;

“Judgment Debts Rules”	means the Judgment Debts (Rates of Interest) Rules applicable from time to time in the Cayman Islands;

“KDC Solar”	means KDC Solar Credit LS LLC;

“LDK SH HK Scheme”	means this scheme of arrangement in respect of LDK Silicon Holding under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

“LDK SH Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK SH HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK SH HK Scheme, and any adjournment thereof;

“LDK Silicon”	means LDK Silicon & Chemical Technology Co., Ltd., an exempted company incorporated with limited liability and registered on 8 December 2009 under the laws of the Cayman Islands with registered number 234412 and registered on 5 December 2011 as a non-Hong Kong company with the Hong Kong Companies Registry under CR No. F0018833;

“LDK Silicon Cayman Scheme”	means the scheme of arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors under section 86 of the Companies Law in its present form or with or subject to any non-material modifications, addition or conditions that the Grand Court may approve or impose;

“LDK Silicon Court Order”	means a sealed copy of the order of the Grand Court sanctioning the LDK Silicon Cayman Scheme;

App 8 - 15

“LDK Silicon CI Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Silicon Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Silicon Cayman Scheme, and any adjournment thereof;

“LDK Silicon HK Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Silicon HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Silicon HK Scheme, and any adjournment thereof;

“LDK Silicon HK Scheme”	means this scheme of arrangement in respect of LDK Silicon under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

“LDK Silicon Holding”	means LDK Silicon Holding Co., Limited, a Hong Kong company registered with the Hong Kong Companies Registry under CR No. 1410399;

“LDK Solar”	means LDK Solar CO., Ltd. (in provisional liquidation), an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands on 1 May 2006 with registered number 166736;

“LDK Solar Cayman Scheme”	means the scheme of arrangement between LDK Solar and the Scheme Creditors under section 86 of the Companies Law in its present form or with or subject to any non-material modifications, addition or conditions that the Grand Court may approve or impose;

“LDK Solar Court Order”	means a sealed copy of the order of the Grand Court sanctioning the LDK Solar Cayman Scheme;

“LDK Solar CI Ordinary Meeting”	means a meeting of the Ordinary Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

App 8 - 16

“LDK Solar CI Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Solar Cayman Scheme as convened by order of the Grand Court for the purpose of considering and, if thought fit, approving the LDK Solar Cayman Scheme, and any adjournment thereof;

“LDK Solar HK Ordinary Meeting”	means a meeting of the Ordinary Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

“LDK Solar HK Preferred Meeting”	means a meeting of the Preferred Obligation Scheme Creditors in relation to the LDK Solar HK Scheme as convened by order of the High Court for the purpose of considering and, if thought fit, approving the LDK Solar HK Scheme, and any adjournment thereof;

“LDK Solar HK Scheme”	means this scheme of arrangement in respect of LDK Solar under section 673 and 674 of the Companies Ordinance in its present form or with or subject to any non-material modifications, addition or conditions that the High Court may approve or impose;

“Liability”	means any debt, liability or obligation whatsoever, whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation, and whether arising at common law, in equity or by statute in or under the laws of Hong Kong, New York, the Cayman Islands or under any other law or in any other jurisdiction howsoever arising and “Liabilities’’ shall be construed accordingly;

“Lucid”	means Lucid Issuer Services Limited;

“Majority Preferred Holders”	means such person or persons as collectively hold at least two thirds (2/3rds) of the Preferred Obligations;

App 8 - 17

“Maximum Ordinary Cash Claims”

means an amount in Dollars equal to the variable t in the formula:

t = (a + y) / 0.05

where:

a is equal to the Available Ordinary Cash Amount; and

y is equal to the Combined Surplus;

provided that (a + y) shall not be greater than an amount equal to 7,000,000 less all and any amounts in Dollars (or converted to Dollars if any such amounts are paid or payable in a currency other than Dollars) paid or payable by the Companies in consideration of the settlement and/or release of the Munich Re Claim;

“Maximum Ordinary Non-Cash Claims”	means US$18,800,000;

“Maximum Preferred Cash Claims”	means an amount in Dollars equal to the variable v in the formula: v = (e + f) / 0.1 where: e is equal to the Available Preferred Cash Amount; and f is equal to the Senior Cash Surplus;

“Maximum Senior Note Cash Claims”	means an amount in Dollars equal to the variable b in the formula: b = (j + d) / 0.1 where: j is equal to the Available Senior Cash Amount; and d is equal to the Preferred Cash Surplus;

“Munich Re Claim”	means any Claim arising out of, under or in relation to the Superior Court of the State of California proceedings, being case no 112-CV-223439, between Munich Reinsurance Company and Great Lakes Reinsurance (UK) PLC, each as joint plaintiff and LDK Solar, LDK Solar USA, Inc. and LDK Solar Europe Holding SA, each as co- defendant, and any judgment thereunder;

“Non-Cash Entitlement”	means Ordinary Non-Cash Entitlement, Preferred Non-Cash Entitlement and Senior Non-Cash Entitlement as applicable;

“Non-Cash Scheme Consideration”	means in relation to the Senior Note Scheme Creditors, the Senior Note Non-Cash Scheme Consideration, in relation to the Preferred Obligation Scheme Creditors, the Preferred Obligation Non-Cash Scheme Consideration and in relation to the Admitted Ordinary Scheme Creditors, the Ordinary Non-Cash Scheme Consideration;

App 8 - 18

“Non-Cash Scheme Consideration Trust”	has the meaning given to it in Clause 35.2;

“Non-Cash Scheme Consideration Trustee”	means LDK Solar International Co, Limited as trustee of the Trust Securities for and on behalf of the Qualifying Scheme Creditors (or any additional or replacement trustee of the Trust Securities at any time) and, for the avoidance of doubt, with no discretion to vote such Trust Securities during the Holding Period;

“Onshore Operating Entities”	means LDK Solar Xinyu, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon, LDK Solar Suzhou, LDK Silicon Inner Mongolia, LDK Solar Nanchang, Jiangxi Sinoma, Shigatse New Energy, LDK PV Xinyu, Hohhot New Energy, LDK PV Hefei, Wuwei New Energy, Taojiang New Energy, LDK Optronics, Hetian PV, LDK Solar Jiuquan and Ezhou LDK PV (each as defined in the Scheme Document);

“Ordinary Cash Amount”	means a Dollar amount equal to the amount of an Admitted Ordinary Scheme Creditor’s Adjusted Ordinary Cash Claim plus, if an Ordinary Non-Cash Deficit has occurred, but no Ordinary Cash Deficit has occurred, its Adjusted Deemed Ordinary Cash Claim;

“Ordinary Cash Claim”	means a Dollar amount equal to such part of an Admitted Ordinary Claim in respect of which the Admitted Ordinary Scheme Creditor has elected or is deemed under Clause 11.2(c) to have elected to receive the Ordinary Cash Out Amount;

“Ordinary Cash Deficit”	shall occur if the amount of the Available Top-Up Cash Consideration is zero;

“Ordinary Cash Out Amount”	means, in respect of an Admitted Ordinary Scheme Creditor, an amount in Dollars equal to the product of that Admitted Ordinary Scheme Creditor’s Ordinary Cash Amount and 0.05;

“Ordinary Claim”	means a Claim against LDK Solar as at the Record Time, other than a Senior Note Scheme Claim, a Preferred Obligation Scheme Claim, a Preferred Documents Claim, an Intercompany Claim or an Excluded Claim;

App 8 - 19

“Ordinary Claimant”	means a person who has submitted a Claim Form;

“Ordinary Meetings”	means the LDK Solar CI Ordinary Meeting and the LDK Solar HK Ordinary Meeting;

“Ordinary Non-Cash Claim”	means an Admitted Ordinary Claim in respect of which the Admitted Ordinary Scheme Creditor has elected to receive the Ordinary Non-Cash Scheme Consideration;

“Ordinary Non-Cash Deficit”	shall occur if the amount of Available Top-Up Non-Cash consideration is zero;

“Ordinary Non-Cash Entitlement”	means a Dollar amount equal to the amount of an Admitted Ordinary Scheme Creditor’s Ordinary Non-Cash Claim plus, if an Ordinary Cash Deficit has occurred, but no Ordinary Non-Cash Deficit has occurred, its Adjusted Deemed Ordinary Non-Cash Claim;

“Ordinary Non-Cash Scheme Consideration”	means the Scheme Shares and the 2018 Convertible Bonds;

“Ordinary Scheme Creditors”	means the holders of the Ordinary Claims;

“Payment Date”	means, in the case of the Senior Note Cash Out Amount and the Preferred Obligation Cash Out Amount, the date falling 7 days after the Effective Date and, in case of the Ordinary Cash Out Amount, such date as the Scheme Supervisors shall in their discretion determine;

“Peng Guarantee”	means the personal guarantee to be provided by Mr Peng Xiaofeng in respect of the Preferred Convertible Bonds;

“Personnel”	means, in relation to any person, its current and former officers, partners, directors, employees, staff, agents and counsel;

“Preferred Cash Claim”	means a Dollar amount equal to such part of a Preferred Obligation Scheme Claim in respect of which the Preferred Obligation Scheme Creditor has elected or is deemed under Clause 11.2(c) to have elected to receive the Preferred Obligation Cash Out Amount, plus interest thereon from the Record Time to the Payment Date at the rate of 5.535% per annum;

App 8 - 20

“Preferred Cash Deficit”	shall occur if the Maximum Preferred Cash Claims is less than the aggregate amount of Preferred Cash Claims;

“Preferred Cash Surplus”	means the amount, if any, remaining after deducting (i) an amount equal to the aggregate Preferred Cash Claims multiplied by 0.1 from (ii) the Available Preferred Cash Amount;

“Preferred Convertible Bond Indenture”	means the indenture relating to the Preferred Convertible Bonds to be entered into between, amongst others, LDK Solar and the Preferred Convertible Bond Trustee;

“Preferred Convertible Bonds”	means the new series of 5.535 per cent. preferred convertible bonds due 2016 to be issued by LDK Solar to the Preferred Obligation Scheme Creditors, the terms of which are summarised in Schedule 8 to the Schemes;

“Preferred Convertible Bond Trustee”	means The Bank of New York Mellon in its capacity as trustee under the Preferred Convertible Bond Indenture;

“Preferred Documents”	means the Shareholders Agreement and/or the Subscription Agreement

“Preferred Documents Claims”	means any Claim arising out of or in respect of the Preferred Documents;

“Preferred Non-Cash Entitlement”	means a Dollar amount equal to the amount of a Preferred Obligation Scheme Creditor’s Preferred Obligation Non-Cash Claim (if any) plus its Deemed Preferred Non-Cash Claim (if any);

“Preferred Obligation Non-Cash Claim”	means a Dollar amount equal to such part of a Preferred Obligation Scheme Claim in respect of which the Preferred Obligation Scheme Creditor has elected to receive Preferred Obligation Non-Cash Scheme Consideration plus interest thereon from the Record Time to the Issue Date at the rate of 5.535% per annum;

“Preferred Obligations”	means the 240,000,000 Series A Redeemable Convertible Preferred Shares of LDK Silicon issued in June 2011 for a total consideration of US$240,000,000 plus IRR accrued and less dividends received;

App 8 - 21

“Preferred Obligation Cash Out Amount”	means, in respect of a Preferred Obligation Scheme Creditor, an amount in Dollars equal to the product of that Preferred Obligation Scheme Creditor’s Adjusted Preferred Cash Claim and 0.1;

“Preferred Obligation Meetings”	means the CI Preferred Scheme Meetings and the HK Preferred Scheme Meetings;

“Preferred Obligation Non-Cash Scheme Consideration”	means the Scheme Shares and the Preferred Convertible Bonds;

“Preferred Obligation Scheme Claim”	means in relation to a Scheme Creditor, an amount calculated as at the Record Time equal to (i) the outstanding principal amount of Preferred Obligations held by that Scheme Creditor at the Record Time; (ii) interest accrued but unpaid up to and including 3 June 2013 at the IRR, less dividends received (without double counting); and (iii) interest accrued but unpaid from 4 June 2013 to the Record Time at the rate of 5.535% per annum of the amount outstanding as of 3 June 2013;

“Preferred Obligation Scheme Creditors”	means the holders of the Preferred Obligations at the Record Time;

“Preferred Obligor”	means LDK Solar, LDK Silicon, LDK Silicon Holding, Jiangxi LDK Solar Polysilicon Co., Ltd, and Jiangxi LDK PV Silicon Technology Co., Ltd and Jiangxi LDK Solar High-Tech Co., Ltd;

“Preferred RSA”	means the restructuring support agreement dated 28 March 2014 and sanctioned by the Grand Court on 2 April 2014 (as amended on 30 July 2014 and sanctioned by the Grand Court on 11 August 2014) between (amongst others) LDK Solar, the JPLs and certain consenting holders of the Preferred Obligations;

“Proceeding”	means any process, suit, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, restraint, forfeiture, re-entry, seizure, lien, enforcement of judgment, enforcement of any security or enforcement of any letters of credit;

“Prohibited Proceeding”	means any Proceeding against LDK Solar, any member of the Restructured Group or any of their respective property in any jurisdiction whatsoever other than an Allowed Proceeding;

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“Prohibited Transferee”	means a person who is prohibited from being allotted, issued with, holding, receiving or handling any Non-Cash Scheme Consideration pursuant to any applicable laws or regulations or so prohibited except after compliance with conditions or requirements that LDK Solar considers to be disproportionate to the value of the relevant Scheme Consideration;

“Project Guarantee Claim”	means any Claim under a guarantee issued by LDK Solar in respect of the project finance facilities set out in Schedule 9;

“Project Loan Claim”	means any Claim under a loan issued to LDK Solar in respect of the project finance facilities set out in Schedule 10;

“Proxy Form”	means the Ordinary Proxy Form within the Ordinary Solicitation Packet at Appendix 14 to the Scheme Document, or the Preferred Proxy Form within the Preferred Solicitation Packet at Appendix 13 to the Scheme Document;

“Qualified Insolvency Practitioner”	has the meaning ascribed to it in the IPR;

“Qualifying Scheme Claims”	means the Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and the Admitted Ordinary Claims or any of them;

“Qualifying Scheme Creditors”	means the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“Recognition Filings”	means (i) the filing of a petition for recognition of the Cayman proceeding under Chapter 15 of the US Bankruptcy Code, and (ii) the filing of a request for the Bankruptcy Court to grant a Chapter 15 Scheme Order;

“Recognition Hearing”	means a hearing before the US Bankruptcy Court in respect of the Recognition Filings;

“Record Time”	means 12 am Hong Kong time on 14 October 2014;

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“Registrar”	means The Bank of New York Mellon (Luxembourg) S.A., as registrar under the Senior Note Indenture;

“Released Advisers”	means Allen & Overy, Allen & Overy LLP, Campbells, Epiq, Harney Westwood & Riegels, Houlihan Lokey (Europe) Limited, Jefferies LLC, Lucid Issuer Services Limited, Mayer Brown JSM, Ropes & Gray LLP, Schultze & Braun Rechtsanwaltsgesellschaft GmbH, Sidley Austin LLP, Walkers, Young Conaway Stargatt & Taylor, LLP, Zolfo Cooper (Cayman) Ltd. and Zolfo Cooper LLP;

“Reserved Claims”	means any and all Claims against or Liabilities of Mr Peng Xiaofeng, or any person that is currently or was formerly owned or controlled by Mr Peng Xiaofeng or any member of his family and which is not a Group Company;

“Restructured CN Holder”	means a person with a beneficial interest as principal in the CNs held in global form through the Clearing Systems at the Record Time and who has a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the CNs, and who has entered into a CN Settlement Agreement;

“Restructured Group”	means, following the Effective Date, LDK Solar and its subsidiaries from time to time;

“Restructuring Documents”	means the documents in substantially the form attached to the Scheme Document and listed at Schedule 11;

“Restructuring Transactions”	means the transactions contemplated in the Schemes and the Restructuring Documents;

“RSAs”	means the Preferred RSA and the Senior Note RSA;

“Schemes”	means, together, the Cayman Scheme and the Hong Kong Scheme;

“Scheme Claim”	means the Senior Note Scheme Claims, the Preferred Obligation Scheme Claims and the Ordinary Claims or any of them;

“Scheme Class Meetings”	means the Senior Note Meetings, the Preferred Obligation Meetings and the Ordinary Meetings;

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“Scheme Companies”	means LDK Solar, LDK Silicon and LDK Silicon Holding;

“Scheme Consideration”	means the Cash Out Amounts and/or the Non-Cash Scheme Consideration, as applicable;

“Scheme Creditor”	means a creditor of any of the Scheme Companies in respect of a Scheme Claim and includes any Senior Note Scheme Creditor, Preferred Obligation Scheme Creditor and Ordinary Scheme Creditor;

“Scheme Document”	means the document dated 15 September 2014 which contains the Explanatory Statement, including all appendices, schedules and annexes to it;

“Scheme Longstop Date”	means 31 December 2014;

“Scheme Shares”	means ADSs at US$1.586 per ADS to be issued and allotted to certain of the Senior Note Scheme Creditors, the Preferred Obligation Scheme Creditors and the Admitted Ordinary Scheme Creditors;

“Scheme Share Entitlement Amount”	means in respect of a Qualifying Scheme Creditor an amount equal to the product of that Qualifying Scheme Creditor’s Non-Cash Entitlement and its applicable Agreed Share Ratio;

“Scheme Supervisors”	means such persons as are appointed in accordance with Clause 49, and shall initially be Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd.;

“Scheme Supervisors Agreement”	means the agreement governing the Scheme Supervisors’ role as supervisors of the Schemes;

“Scheme Website”	means the world wide web (www) pages linked to the universal resource locator (url): http://ldksolar-provisionalliquidation.com;

“SEC”	means the United States Securities and Exchange Commission;

“Security Documents”	means the (i) the charge over the issued share capital of LDK Silicon to be entered into between and among LDK Solar, LDK Silicon and others, (ii) the charge over 24% of the issued share capital of Jiangxi LDK Solar Hi-Tech Co., Ltd., between and among the LDK Solar, Jiangxi LDK Solar Hi-Tech Co., Ltd. and others (each of (i) and (ii) in a form reasonably acceptable to the Majority Preferred Holders and LDK Solar);

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“Senior Cash Deficit”	shall occur if the Maximum Senior Note Cash Claims is less than the aggregate amount of Senior Note Cash Claims;

“Senior Cash Surplus”	means the amount, if any, remaining after deducting (i) an amount equal to the aggregate Senior Note Cash Claims multiplied by 0.1 from (ii) the Available Senior Cash Amount;

“Senior Clearing Instruction”	means an instruction to the Senior Clearing Systems in substantially the form set out in Schedule 12;

“Senior Clearing Systems”	means Euroclear and Clearstream;

“Senior Global Note”	has the meaning given to it in Clause 4.2;

“Senior Non-Cash Entitlement”	means a Dollar amount equal to the amount of a Senior Note Scheme Creditor’s Senior Note Non-Cash Claim (if any) plus its Deemed Senior Non-Cash Claim (if any);

“Senior Notes”	means LDK Solar’s RMB-Denominated US$-Settled Senior Notes due 2014 as constituted by the Senior Note Indenture;

“Senior Note Cash Claim”	means a Dollar amount equal to such part of a Senior Note Scheme Claim in respect of which the Senior Note Scheme Creditor has elected or is deemed under Clause 11.2(c) to have elected to receive the Senior Note Cash Out Amount plus interest thereon from the Record Time to the Payment Date at the rate of 5.535% per annum;

“Senior Note Cash Out Amount”	means, in respect of a Senior Note Scheme Creditor, an amount in Dollars equal to the product of that Senior Note Scheme Creditor’s Adjusted Senior Cash Claim and 0.1;

“Senior Note Guarantees”	means each of the guarantees of the Senior Notes given by the Senior Note Guarantors;

“Senior Note Guarantors”	LDK Solar USA, Inc., LDK Solar International Company Limited, LDK Solar Europe Holding S.A., LDK Solar Italia S.R.L (in liquidation), LDK Trading Service Germany GmbH, LDK Solar Hi-Tech (Hong Kong) Co, Limited, LDK Solar Tech USA, Inc., LDK Solar Spain S.L and LDK PV Tech (Hong Kong) Co., Limited (each a “Senior Note Guarantor”);

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“Senior Note Indenture”	means the indenture dated as of 28 February 2011 as amended and supplemented, relating to the Senior Notes, among LDK Solar, certain of its subsidiaries as guarantors, The Bank of New York Mellon, London Branch as Trustee and Paying and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A. as Registrar (each as defined therein);

“Senior Note Meetings”	means the CI Senior Note Meeting and the HK Senior Note Meeting;

“Senior Note Non-Cash Claim”	means a Dollar amount equal to such part of a Senior Note Scheme Claim in respect of which the Senior Note Scheme Creditor has elected to receive Senior Note Non-Cash Scheme Consideration plus interest thereon from the Record Time to the Issue Date at the rate of 5.535% per annum;

“Senior Note Non-Cash Scheme Consideration”	means the Scheme Shares and the 2018 Convertible Bonds;

“Senior Note RSA”	means the restructuring support agreement dated 28 March 2014 and sanctioned by the Grand Court on 2 April 2014 (as amended on 30 July 2014 and sanctioned by the Grand Court on 11 August 2014) between (amongst others) LDK Solar, the JPLs and certain consenting persons with beneficial interests in the Senior Notes;

“Senior Note Scheme Claim”	means in relation to a Scheme Creditor, an amount calculated as at the Record Time equal to (i) the outstanding principal amount of Senior Notes held by that Scheme Creditor at the Record Time; (ii) interest accrued but unpaid up to and including 3 June 2013 at the rate of 10% per annum; and (iii) interest accrued but unpaid from 4 June 2013 until the Record Time, at the rate of 5.535% per annum, in each case owed to that Senior Note Scheme Creditor in respect of the Senior Notes held by that Senior Note Scheme Creditor at the Record Time;

“Senior Note Scheme Creditors”	means persons with a beneficial interest as principal in the Senior Notes held in global form through the Senior Clearing Systems at the Record Time and who have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the Senior Notes;

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“Senior Note Trustee”	means The Bank of New York Mellon, London Branch, as Trustee under the Senior Note Indenture;

“Senior Note Trustee Instruction”	means an instruction to the Senior Note Trustee substantially in the form set out in Schedule 13 or such other form as the Senior Note Trustee may reasonably accept;

“Settlement Instructions”	means the settlement instructions for a USD bank account provided in accordance with Clause 32 of the Schemes;

“Share”	means an ordinary share of LDK Solar with a par value of US$0.10 each;

“Shareholders Agreement”	means the Shareholders Agreement dated as of 9 March 2011 between LDK Silicon, LDK Solar and others;

“Specified EPC Facility Agreements”	means the White Rose Facility and the Imclone Facility;

“Subscription Agreement”	means the Series A Preferred Shares Subscription Agreement dated as of 30 December 2010 between LDK Silicon, LDK Solar and others;

“Subsidiary Guarantee”	means a guarantee to be entered into by LDK Silicon in respect of the Preferred Convertible Bonds;

“Trust Distribution Deed”	means a deed substantially in the form set out in Appendix 38 to the Scheme Document;

“Trust Securities”	has the meaning given to it in Clause 35.2;

“Voting Instruction Deadline”	means 13 October 2014; and

“White Rose Facility”	means a US$15,000,000 term loan facility agreement between CDB Jiangxi and KDC Solar dated 8 March 2012.

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1.2	In this Hong Kong Scheme, unless the context otherwise requires or otherwise expressly provides:

(i)	references to “this Hong Kong Scheme” are references to each of the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH KH Scheme together;

(ii)	references to Recitals, Parts, Clauses, Sub-Clauses, Schedules and Appendices are references to the recitals, parts, clauses and sub-clauses, schedules and Appendices respectively of or to this Hong Kong Scheme;

(iii)	references to a “person” include references to an individual, firm, partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(iv)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(v)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced, and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(vi)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(vii)	headings to Recitals, Parts, clauses and sub-clauses are for ease of reference only and shall not affect the interpretation of this Hong Kong Scheme; and

(viii)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things, and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(ix)	a company is a “subsidiary” of another company, its “holding company”, if that other company (a) holds a majority of voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company;

(x)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with or without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if (a) it holds the majority of the voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking (i) by virtue of provisions contained in the undertaking’s articles, or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking; and

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(xi)	to the extent that there shall be any conflict or inconsistency between the terms of this Hong Kong Scheme and the Explanatory Statement then the terms of this Hong Kong Scheme shall prevail.

2.	LDK Solar, LDK Silicon and LDK Silicon Holding

2.1	LDK Solar was incorporated in the Cayman Islands on 1 May 2006 as an exempted company limited by shares pursuant to the Companies Law (2004 Revision) with registered number 166736.

2.2	As at the date hereof, LDK Solar has an authorised share capital of US$50,000,000 divided into 499,580,000 ordinary shares with a par value of US$0.10 each and 420,000 shares of such class or designation as the board of directors may determine in accordance with Article 12 of its Articles of Association. Each ADS represents one Share. The amount of paid up share capital is US$20,100,000.

2.3	LDK Solar’s registered office is 38 Market Street, 2nd Floor, Canella Court, Camana Bay, Grand Cayman, Cayman Islands, KY1-9006.

2.4	On 27 February 2014, the JPLs were appointed as joint provisional liquidators of LDK Solar by order of the Grand Court.

2.5	LDK Silicon is a direct wholly owned subsidiary of LDK Solar, and LDK Silicon Holding is a directly wholly owned subsidiary of LDK Silicon. LDK Silicon is the issuer of the Preferred Obligations, LDK Solar is the issuer of the Senior Notes, and LDK Solar and LDK Silicon Holding are Preferred Obligors.

3.	The Purpose of this Hong Kong Scheme

3.1	This Hong Kong Scheme is comprised of three separate schemes of arrangement under section 673 and 674 of the Companies Ordinance: the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme. The principal object and purpose of the LDK Solar HK Scheme is to effect a compromise and arrangement between LDK Solar and the Scheme Creditors. The principal object and purpose of the LDK Silicon HK Scheme is to effect a compromise and arrangement between LDK Silicon and the Preferred Obligation Scheme Creditors, and the principal object and purpose of the LDK SH HK Scheme is to effect a compromise and arrangement between LDK Silicon Holding and the Preferred Obligation Scheme Creditors.

3.2	In summary, amongst other things, this Hong Kong Scheme provides for:

(a)	the release of the Claims of the Senior Note Scheme Creditors (including but not limited to the Senior Note Scheme Claims), as consideration for which the Senior Note Scheme Creditors will receive the allotment of Scheme Shares, the allotment of 2018 Convertible Bonds, and/or a cash payment in full and final settlement under the LDK Solar HK Scheme of such Claims;

(b)	the release of the Claims of the Preferred Obligation Scheme Creditors (including but not limited to the Preferred Obligation Scheme Claims), as consideration for which the Preferred Obligation Scheme Creditors will receive the allotment of Scheme Shares, the allotment of Preferred Convertible Bonds and/or a cash payment in full and final settlement under each of the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme of such Claims; and

App 8 - 30

(c)	the release of the Claims of the Ordinary Scheme Creditors (including but not limited to the Ordinary Claims), as consideration for which the Admitted Ordinary Scheme Creditors will receive the allotment of Scheme Shares, the allotment of 2018 Convertible Bonds and/or a cash payment in full and final settlement under the LDK Solar HK Scheme of all such Claims.

4.	Senior Notes issued by LDK Solar

4.1	The Senior Notes were issued by LDK Solar pursuant to the Senior Note Indenture of which RMB 1,631,600,000 aggregate principal amount remained outstanding as at 27 February 2014.

4.2	The Senior Notes were issued in global registered form with a global note (the “Senior Global Note”) initially being deposited with and registered in the name of the Common Depositary (or its nominee) through the Senior Clearing Systems under electronic systems designed to facilitate paperless transactions of dematerialised securities.

4.3	Such electronic systems involve interests in the Senior Notes being held by persons (each an “Account Holder”) who are participants in Senior Clearing Systems with their interests in the Senior Global Note being recorded directly in the books or other records maintained by the Senior Clearing Systems. Each Account Holder may be holding its recorded interest in the Senior Global Note on behalf of one or more Senior Note Scheme Creditors.

4.4	In the circumstances set out in Section 2.6(c) of the Senior Note Indenture, LDK Solar may be obliged to issue individual certificated notes in fully registered form exchange for the Senior Global Note.

5.	The Senior Note Common Depositary and Senior Note Trustee

5.1	The Senior Notes will remain in global form for the purposes of the Schemes. The Common Depositary in its capacity as Common Depositary for the Senior Notes and on behalf of its nominee (The Bank of New York Depositary (Nominees) Limited) as registered holder of the Senior Notes, has confirmed that it does not intend to vote in respect of the Senior Notes at the Senior Note Meetings.

5.2	The Senior Note Trustee has confirmed that it does not intend to vote in respect of the Senior Notes at the Senior Note Meetings unless instructed to do so by the holders of Senior Notes in accordance with the Senior Note Indenture.

5.3	References in this Hong Kong Scheme to Scheme Creditors shall in relation to the Senior Notes be references to persons with a beneficial interest as principal in the Senior Notes held in global form through the Senior Clearing Systems at the Record Time and who have a right, upon satisfaction of certain conditions, to be issued definitive notes in accordance with the terms of the Senior Notes. References to Senior Notes “held” by a Scheme Creditor shall be construed accordingly.

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5.4	Each Senior Note Scheme Creditor shall be entitled to vote at the relevant Senior Note Meetings in respect of each of the Senior Notes held by it unless the holders of Senior Notes instruct the Senior Note Trustee to vote in respect of such Senior Notes on their behalf in accordance with the Senior Note Indenture. In the event of such instruction, any vote of the Senior Note Trustee (for or against) shall to the extent permitted by the Senior Note Indenture be assessed on a ‘look through’ basis to identify (as applicable) the vote for or against the Scheme of the relevant instructing Senior Note Scheme Creditors both as to numerosity and value.

6.	The Preferred Obligations

6.1	The Preferred Obligations are 240,000,000 Series A Redeemable Convertible Preferred Shares of LDK Silicon issued in June 2011 for a total consideration of US$240,000,000 plus IRR accrued, less any dividend received. LDK Solar and LDK Silicon Holding are Preferred Obligors.

6.2	Each Preferred Obligation Scheme Creditor shall be entitled to vote at the relevant Preferred Obligation Meetings in respect of each of the Preferred Obligations held by it.

7.	The Ordinary Claims

7.1	The Ordinary Claims are Claims against LDK Solar as at the Record Time, which are not Senior Note Scheme Claims, Preferred Obligation Scheme Claims, Preferred Documents Claims, Intercompany Claims or Excluded Claims and the Admitted Ordinary Claims are the Accepted amounts of such Ordinary Claims calculated as at the Record Time.

7.2	Claims in respect of LDK Solar’s obligations under the CNs will constitute Ordinary Claims under the Schemes. The CNs will remain in global form for the purposes of the Schemes.

7.3	The CN Trustee has confirmed that it does not intend to vote in respect of the CNs at the Ordinary Meetings unless instructed to do so by the holders of CNs in accordance with the applicable CN Indenture.

7.4	Each CN Holder shall be entitled to vote at the relevant Ordinary Meetings in respect of each of the CNs beneficially held by it (if any) unless the CN Trustee has been instructed to vote in respect of such CNs in accordance with the CN Indentures. In the event of such instruction, any vote of the CN Trustee (for or against) shall to the extent permitted by the CN Indentures be assessed on a ‘look through’ basis to identify (as applicable) the vote for or against the Hong Kong Scheme of the relevant instructing Ordinary Scheme Creditors both as to numerosity and value.

7.5	A Restructured CN Holder must vote by submitting a Proxy Form supported by evidence of a CN Settlement Agreement, and may not vote by submitting a CN Account Holder Letter or by instructing the CN Trustee. The Chairperson of the Ordinary Meetings shall be entitled to disregard any votes believed to be cast by Restructured CN Holders unless such votes have been cast by submitting a Proxy Form and are supported by a valid CN Settlement Agreement.

App 8 - 32

8.	Binding of third parties

The Senior Note Guarantors and the Preferred Obligors shall execute a Deed of Undertaking, pursuant to which they will agree to appear by Counsel at the High Court Sanction Hearing and to undertake to the High Court to be bound by the terms of this Hong Kong Scheme. In addition, pursuant to the Deed of Undertaking, the Senior Note Guarantors and the Preferred Obligors agree to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Hong Kong Scheme.

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PART B

THE HONG KONG SCHEME

9.	Application and extent of this Hong Kong Scheme

9.1	The compromise and arrangement effected by this Hong Kong Scheme shall apply to all Scheme Claims and shall be binding on all Scheme Creditors.

9.2	The rights of the Scheme Creditors obtained under this Hong Kong Scheme, including the Determination Rights and the Scheme Consideration, shall, subject to the terms of this Hong Kong Scheme, be accepted by the Scheme Creditors in full and final settlement of all Claims of Scheme Creditors against the Scheme Companies, Senior Note Guarantors and Preferred Obligors.

10.	Effect of this Hong Kong Scheme

On the Effective Date;

(a)	all of the right, title and interest of Scheme Creditors to Scheme Claims shall be subject to this Hong Kong Scheme; and

(b)	every term of this Hong Kong Scheme shall become effective,

save for Clauses 1, 9, 10, 14, 16, 38, 39, 45, 46, 47, 49.5, 58 and 60 of this Hong Kong Scheme, which shall become immediately effective and binding upon Scheme Creditors upon sealed copies of the High Court Orders being delivered to the Hong Kong Registrar of Companies for registration and regardless of whether any other conditions to the Effective Date have been satisfied or are outstanding or have been waived. Any act required to be done by any person under the Cayman Scheme, or any of the Restructuring Documents, prior to the Effective Date pursuant to authority conferred by the terms of the Cayman Scheme shall be deemed to have been ratified by the Scheme Creditors upon the Effective Date.

11.	Compromise and arrangement with the Scheme Creditors

11.1	Subject to Clause 16.3, on the Effective Date the following will occur in the order set out below:

(a)	the Claims of the Senior Note Scheme Creditors (including the Senior Note Scheme Claims) shall be released fully and absolutely under the LDK Solar HK Scheme in accordance with Clause 41, in each case so as to bind the Senior Note Scheme Creditors (including, for the avoidance of doubt, any person who has or acquires after the Record Time any interest in or arising out of such Claims), and LDK Solar shall:

(i)	to the extent that any Senior Note Scheme Creditor has elected or is deemed to have elected to receive the Cash Out Amount, on the Payment Date pay the Senior Note Cash Out Amount (if any) to such Senior Note Scheme Creditor; and

App 8 - 34

(ii)	to the extent that any Senior Note Scheme Creditor has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration, on the Issue Date:

(A)	issue and allot to such Senior Note Scheme Creditor Scheme Shares at the rate of one Scheme Share per each US$1.586 of that Senior Note Scheme Creditor’s Scheme Share Entitlement Amount; and

(B)	issue to such Senior Note Scheme Creditor 2018 Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Senior Note Scheme Creditor’s Convertible Bond Entitlement Amount, subject to Clause 37;

(b)	the Claims of the Preferred Obligation Scheme Creditors (including the Preferred Obligation Scheme Claims) shall be released fully and absolutely under each of the LDK Solar HK Scheme, the LDK Silicon HK Scheme and the LDK SH HK Scheme in accordance with Clause 41 in each case so as to bind the Preferred Obligation Scheme Creditors (including, for the avoidance of doubt, any person who has or acquires after the Record Time any interest in or arising out of such Claims), and LDK Solar shall:

(i)	to the extent that any Preferred Obligation Scheme Creditor has elected or is deemed to have elected to receive the Cash Out Amount, on the Payment Date pay the Preferred Obligation Cash Out Amount (if any) to such Preferred Obligation Scheme Creditor; and

(ii)	to the extent that any Preferred Obligation Scheme Creditor has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration, on the Issue Date:

(A)	issue and allot to such Preferred Obligation Scheme Creditor Scheme Shares at the rate of one Scheme Share per each US$1.586 of that Preferred Obligation Scheme Creditor’s Scheme Share Entitlement Amount; and

(B)	issue to such Preferred Obligation Scheme Creditor Preferred Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Preferred Obligation Scheme Creditor’s Convertible Bond Entitlement Amount, subject to Clause 37; and

(c)	the Claims of the Ordinary Scheme Creditors (including the Ordinary Claims and including, for the avoidance of doubt, any Ordinary Claims which are not Admitted Ordinary Claims) shall be released fully and absolutely under the LDK Solar HK Scheme in accordance with Clause 41 so as to bind the Ordinary Scheme Creditors (including, for the avoidance of doubt, any person who has or acquires after the Record Time any interest in or arising out of such Claims), and LDK Solar shall:

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(i)	to the extent that any Admitted Ordinary Scheme Creditor has elected or is deemed to have elected to receive the Cash Out Amount, on the Payment Date pay the Ordinary Cash Out Amount to such Admitted Ordinary Scheme Creditor; and

(ii)	to the extent that any Admitted Ordinary Scheme Creditor has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration, on the Issue Date:

(A)	issue and allot to such Admitted Ordinary Scheme Creditor Scheme Shares at the rate of one Scheme Share per each US$1.586 of that Admitted Ordinary Scheme Creditor’s Scheme Share Entitlement Amount; and

(B)	issue to such Admitted Ordinary Scheme Creditor 2018 Convertible Bonds at the rate of US$100 in principal amount per each US$100 of that Admitted Ordinary Scheme Creditor’s Convertible Bond Entitlement Amount, subject to Clause 37.

11.2	No later than the Voting Instruction Deadline each Scheme Creditor shall, by submitting a Capitalisation Request Form, (i) inform LDK Solar in writing whether it wishes to elect to receive the Cash Out Amount and/or the Non-Cash Scheme Consideration; and (ii) the Agreed Share Ratio for that Scheme Creditor; provided that:

(a)	if Non-Cash Scheme Consideration is chosen by a Senior Note Scheme Creditor or Preferred Obligation Scheme Creditor, the Agreed Share Ratio shall be no lower than 8.736% and no higher than 15% of the relevant Qualifying Scheme Claim;

(b)	if Non-Cash Scheme Consideration is chosen by an Ordinary Scheme Creditor, the Agreed Share Ratio shall be equal to 15% of the relevant Qualifying Scheme Claim;

(c)	any Scheme Creditor who does not submit a valid Capitalisation Request Form on or before the Voting Instruction Deadline shall be deemed to have elected to receive the applicable Cash Out Amount in respect of its Qualifying Scheme Claim;

(d)	subject to Clause 11.2(f) where, in respect of a Scheme Creditor who has elected or is deemed to have elected to receive the Cash Out Amount, there is a Cash Deficit, that Scheme Creditor shall be deemed to have elected to receive the Non-Cash Scheme Consideration in respect of:

(i)	in the case of a Senior Note Scheme Creditor, its Deemed Senior Non-Cash Claim;

(ii)	in the case of a Preferred Obligation Scheme Creditor, its Deemed Preferred Non-Cash Claim; and

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(iii)	in the case of an Ordinary Scheme Creditor where there is not an Ordinary Non-Cash Deficit, its Adjusted Deemed Ordinary Non-Cash Claim;

(e)	In the event of a Cash Deficit, Senior Note Scheme Creditors and Preferred Obligation Scheme Creditors shall be deemed to have elected the Agreed Share Ratio specified by such Scheme Creditor in its Capitalisation Request Form or, if no Agreed Share Ratio has been specified, an Agreed Share Ratio of 15%;

(f)	where in respect of an Ordinary Scheme Creditor who has elected or is deemed to have elected to receive Non-Cash Scheme Consideration, there is an Ordinary Non-Cash Deficit (but not an Ordinary Cash Deficit), that Ordinary Scheme Creditor shall be deemed to have elected to receive the Ordinary Cash Out Amount in respect of its Adjusted Deemed Ordinary Cash Claim (if any);

(g)	in the event that there is both an Ordinary Cash Deficit and an Ordinary Non-Cash Deficit, an Admitted Ordinary Scheme Creditor shall receive (as applicable) only the Ordinary Cash Out Amount in respect of its Adjusted Ordinary Cash Claim (if any) and the Ordinary Non-Cash Scheme Consideration in respect of its Adjusted Ordinary Non-Cash Claim; and

(h)	for the avoidance of doubt, the submission of a Capitalisation Request Form Claim Form, Proxy Form, or CN Account Holder Letter by an Ordinary Scheme Creditor does not mean that such Ordinary Scheme Creditor’s Ordinary Claim will be or has been Accepted as an Admitted Ordinary Claim.

12.	Instructions to Common Depositary in relation to Senior Notes and the Clearing Systems in relation to CNs

12.1	LDK Solar shall instruct the Common Depositary to, on the Effective Date (i) mark down the Senior Global Note representing the Senior Notes for cancellation; and (ii) take such other action as may be required to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

12.2	LDK Solar shall instruct the Clearing Systems to, on the Effective Date (i) mark down the CN Global Notes representing the CNs for cancellation; and (ii) take such other action as may be required to effect the cancellation, mark down and discharge of the CNs under the CN Indentures.

13.	Further actions

13.1	Each of the Senior Note Scheme Creditors hereby authorises LDK Solar on and from the Effective Date to take or to instruct the Senior Note Trustee, the Common Depositary, each Intermediary and/or each Account Holder to take whatever action is necessary or appropriate to give effect to the terms of this Hong Kong Scheme, including the taking of such actions as may be necessary to implement the Hong Kong Scheme Steps.

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13.2	Each of the CN Holders and Restructured CN Holders hereby authorises LDK Solar on and from the Effective Date to take or to instruct the CN Trustee and the Clearing Systems to take whatever action is necessary or appropriate to give effect to the terms of this Hong Kong Scheme, including the taking of such actions as may be necessary to implement the Hong Kong Scheme Steps.

14.	Grant of authority to the Scheme Companies to execute certain documents on behalf of Scheme Creditors

14.1	Each of the Scheme Creditors hereby irrevocably authorises LDK Solar (in respect of the LDK Solar HK Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(a)	the Deeds of Release;

(b)	the Restructuring Documents; and

(c)	any and all such other documents that LDK Solar reasonably considers necessary to give effect to the terms of this Hong Kong Scheme,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date in accordance with the Hong Kong Scheme Steps for the purposes of giving effect to the terms of this Hong Kong Scheme.

14.2	Each of the Preferred Obligation Scheme Creditors hereby irrevocably authorises LDK Silicon (in respect of the LDK Silicon HK Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Preferred Obligation Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Preferred Obligation Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(a)	the Deeds of Release;

(b)	the Restructuring Documents; and

(c)	any and all such other documents that LDK Silicon reasonably considers necessary to give effect to the terms of this Hong Kong Scheme,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date in accordance with the Hong Kong Scheme Steps for the purposes of giving effect to the terms of this Hong Kong Scheme.

14.3	Each of the Scheme Creditors hereby irrevocably authorises LDK Silicon Holding (in respect of the LDK SH HK Scheme) to enter into, execute and deliver as a deed (or otherwise) on behalf of that Scheme Creditor in its capacity as a Scheme Creditor (including any person to whom a Scheme Creditor has transferred its rights in respect of its Scheme Claim after the Record Time) (to the extent applicable):

(a)	the Deeds of Release;

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(b)	the Restructuring Documents; and

(c)	any and all such other documents that LDK Silicon Holding reasonably considers necessary to give effect to the terms of this Hong Kong Scheme,

in each case to be held in escrow until or otherwise to become effective no earlier than the Effective Date and in accordance with the Hong Kong Scheme Steps for the purposes of giving effect to the terms of this Hong Kong Scheme

14.4	Each of the Senior Note Scheme Creditors hereby irrevocably authorises LDK Solar and/or the Senior Note Trustee on and from the Effective Date to take all steps to cancel mark down and discharge the Senior Global Note as may be necessary and for the Senior Note Trustee to rely on the Senior Note Trustee Instruction provided by LDK Solar without any duty to investigate further and without incurring any liability for doing so.

14.5	Each of the CN Holders and Restructured CN Holders hereby irrevocably authorises LDK Solar and/or the CN Trustee on and from the Effective Date to take all steps to cancel, mark down and discharge the CN Global Notes as may be necessary and for the CN Trustee to rely on the CN Trustee Instruction provided by LDK Solar without any duty to investigate further and without incurring any liability for doing so.

14.6	Each authority granted under Clauses 14.1 to 14.5 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed.

14.7	Any deed or document to be executed pursuant to an authority conferred by Clauses 14.1(a), 14.1(b), 14.2(a), 14.2(b), 14.3, 14.4 and 14.5 of this Hong Kong Scheme shall be substantially in the form attached as an appendix hereto, subject to any non-material modification approved or imposed by the High Court in accordance with Clause 44.

14.8	Each Scheme Creditor (for itself and its Designated Recipient) on and from the Effective Date irrevocably ratifies and confirms any act or omission done, caused or purported to be done by the Scheme Companies, the subsidiaries, the JPLs, the Scheme Supervisors, any director, or any of their respective directors, managers, officers, partners or affiliates pursuant to or for the purposes of giving effect to this Hong Kong Scheme.

15.	Deed of Release

On the Effective Date the Scheme Companies on behalf of the Scheme Creditors in accordance with and pursuant to the authority granted under Clause 14.1 and Clause 14.2 of this Hong Kong Scheme will execute and deliver the Deed of Release.

16.	Hong Kong Scheme Steps

16.1	The steps set out below (the “Hong Kong Scheme Steps”) will occur and shall to the extent possible take effect in the order set out below:

(a)	As soon as reasonably practicable following the Scheme Class Meetings, LDK Solar, or if applicable the JPLs, shall make the Recognition Filings in respect of the LDK Solar Cayman Scheme (if not already made by such time) and use reasonable endeavours to procure a Recognition Hearing within a reasonable time following the date of the LDK Solar Court Order, unless the condition in Clause 38(c) is waived in accordance with that Clause.

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(b)	As soon as reasonably practicable following the date of the High Court Orders, LDK Solar (acting by one of the JPLs), LDK Silicon and LDK Silicon Holding (as applicable) will procure that stamped copies of the High Court Orders are delivered to the Hong Kong Registrar of Companies for registration.

(c)	As soon as reasonably practicable following the date of the High Court Orders, LDK Solar (acting by one of the JPLs), LDK Silicon and LDK Silicon Holding (as applicable) will execute the Restructuring Documents (to be held in escrow until or otherwise to become effective no earlier than the Effective Date and only capable of coming into effect on or after the Effective Date), for themselves and on behalf of each Senior Note Guarantor, each Preferred Obligor and each Scheme Creditor as applicable, and will procure that the 2018 Convertible Bond Trustee and the Preferred Convertible Bond Trustee execute the Restructuring Documents to which they are respectively party (to be held in escrow until or otherwise to become effective no earlier than the Effective Date and only capable of coming into effect on or after the Effective Date).

(d)	With effect from the Effective Date, each Qualifying Scheme Creditor who has elected or is deemed to have elected to receive the Cash Out Amount shall become entitled to receive the Cash Out Amount on the Payment Date in accordance with the Schemes.

(e)	With effect from the Effective Date, each Qualifying Scheme Creditor who has elected or is deemed to have elected to receive the Non-Cash Scheme Consideration shall become entitled to receive the relevant Non-Cash Scheme Consideration on the Issue Date in accordance with the Schemes.

(f)	On the Effective Date, LDK Solar acting as agent and attorney for the Senior Note Scheme Creditors shall deliver the Senior Note Trustee Instruction to the Senior Note Trustee.

(g)	On the Effective Date, LDK Solar as agent and attorney for the Senior Note Scheme Creditors shall deliver the Common Depositary Instruction to the Common Depositary.

(h)	On the Effective Date, LDK Solar as agent and attorney for the Ordinary Scheme Creditors, acting as a class in respect of the Ordinary Scheme Creditors including the CN Holder and Restructured CN Holders, shall deliver the Clearing System Instruction to the Clearing Systems.

(i)	On the Effective Date, LDK Silicon and LDK Silicon Holding shall take such action as may be required to effect the cancellation and discharge of the Preferred Obligations which, for the avoidance of doubt, shall not affect any Reserved Claim.

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(j)	On the Effective Date, Lucid shall deliver the Senior Clearing Instruction to the Senior Clearing Systems and the CN Clearing Instruction to the Clearing Systems.

(k)	The Common Depositary shall upon receipt of the Common Depositary Instruction be irrevocably authorised and instructed to, upon receipt of corresponding instructions to that effect from the Senior Clearing Systems deliver the Senior Global Note to the Registrar for cancellation and take such other action as may be necessary to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

(l)	Upon receipt by the Common Depositary of instructions to that effect from the Senior Clearing Systems, the Common Depositary will deliver the Senior Global Note to the Registrar for cancellation, and take such other action as may be required to effect the cancellation, mark down and discharge of the Senior Notes under the Senior Note Indenture.

(m)	The Clearing Systems shall upon receipt of the Clearing System Instruction be irrevocably authorised and instructed to take such action as may be necessary to effect the cancellation, mark down and discharge of the CNs.

(n)	On or after the Effective Date, the Restructuring Documents shall take effect in accordance with their terms.

(o)	As soon as reasonably practicable following the Effective Date, the Preferred Obligations shall be cancelled and any certificates relating thereto shall be returned to LDK Silicon for cancellation (and any certificates which are not returned by Preferred Obligation Scheme Creditors before the Issue Date or Payment Date shall be deemed to be cancelled).

(p)	On the Payment Date, LDK Solar will pay the Cash Out Amount to those Qualifying Scheme Creditors who have become entitled to receive the Cash Out Amount (subject to and in accordance with Clause 32).

(q)	On the Issue Date, LDK Solar will:

(i)	issue and allot the Shares to the Qualifying Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes;

(ii)	issue the 2018 Convertible Bonds to the Senior Note Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes;

(iii)	issue the Preferred Convertible Bonds to the Preferred Obligation Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes; and

(iv)	issue the 2018 Convertible Bonds to the Admitted Ordinary Scheme Creditors who have become entitled to receive them in accordance with their respective entitlements under the Schemes, in each case, subject to and in accordance with Part D.

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16.2	The Restructuring Documents shall be executed after the date of the High Court Orders but shall only take effect in accordance with their terms and the terms of the Schemes.

16.3	To the extent possible the Hong Kong Scheme Steps will occur in the sequential order set out in Clause 16.1. If one or more of the Hong Kong Scheme Steps does not occur then all other Hong Kong Scheme Steps shall be deemed not to occur or have occurred, and any actions taken under or pursuant to such Hong Kong Scheme Steps shall have no legal effect and the releases given or to be given under the Schemes or in any Deed of Release shall be deemed not given or not to have been given.

16.4	Without prejudice to the foregoing, and as soon as reasonably practicable following the Effective Date, any and all facility agreements, exchange agreements, bonds, notes and documents representing or constituting any obligations relating to the Ordinary Claims shall be cancelled and, to the extent necessary, any certificates relating thereto shall be discharged and, as applicable, returned to LDK Solar for cancellation (and any certificates relating to the foregoing which are not returned by Ordinary Creditors before the Issue Date or Payment Date shall be deemed to be cancelled).

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PART C

IDENTIFICATION OF SCHEME CLAIMS

17.	Notification to Scheme Creditors

17.1	Without prejudice to Clause 10 this Hong Kong Scheme shall become effective in accordance with its terms upon the occurrence of the Effective Date.

17.2	Not more than five Business Days after the Effective Date, the Scheme Companies shall give notice that the Hong Kong Scheme has become effective and of the Bar Date in the following ways:

(a)	by notice on the Scheme Website;

(b)	by notice through the Clearing Systems;

(c)	by notice via electronic mail to each person who any of the Scheme Companies believes may be a Scheme Creditor, and which has registered as a Scheme Creditor with LDK Solar, LDK Silicon or LDK Silicon Holding or otherwise notified the JPLs of its valid email address; and

(d)	by notice in the Cayman Compass, South China Morning Post, Hong Kong Economic Times and the international editions of the Wall Street Journal.

18.	Claim Forms for Ordinary Claims

18.1	The notice of the occurrence of the Effective Date pursuant to Clause 17 shall request Ordinary Scheme Creditors to enter the details of their Ordinary Claims on an electronic Claim Form to be found on the Scheme Website. An Ordinary Scheme Creditor may also request a paper Claim Form from the Scheme Supervisors who will send a copy of the paper Claim Form to the Scheme Creditor as soon as is reasonably practicable after receipt of the request.

18.2	All Claim Forms must be finalised and submitted by email prior to the Bar Date, or in the case of paper Claim Forms, sent to the Scheme Supervisors to arrive on or before the Bar Date.

18.3	Each Claim Form should be completed in accordance with its instructions and should include:

(a)	the Ordinary Claimant’s name, address, relevant email address(es) and telephone number(s);

(b)	the total amount of the Ordinary Claim as at the Record Time;

(c)	confirmation of whether or not the Ordinary Claim includes interest and, if so, the basis upon which the Ordinary Claimant claims to be entitled to interest;

(d)	particulars of how and when the debt was incurred by LDK Solar;

(e)	the legal basis of the liability of LDK Solar for the Ordinary Claim;

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(f)	any other facts which would assist the Scheme Supervisors in considering the Ordinary Claim; and

(g)	the actual or electronic signature of the person signing the Claim Form, his name and contact details, and a statement of the basis upon which he is authorised to act on behalf of the Ordinary Claimant.

19.	Copies of all the documents evidencing the existence and amount of the Ordinary Claim must be submitted with the Claim Form. The Scheme Supervisors may require the Ordinary Claimant to submit further and better particulars of the Ordinary Claim, including additional supporting documentation, and/or may require that the Claim Form be verified by affidavit.

20.	Ordinary Claimants shall also submit to the Scheme Supervisors on request such additional information as is reasonably required for LDK Solar to make claims against third parties arising in connection with their Ordinary Claims.

21.	Ordinary Claimants may submit to the Scheme Supervisors a revised Claim Form together with any relevant supporting documentation, at any time up to and including the Bar Date.

22.	After the Bar Date, Ordinary Scheme Creditors are not entitled to make or revise an Ordinary Claim or provide further information (unless required to do so by the Scheme Supervisors in accordance with the Schemes).

23.	Claim Forms must be submitted on or before the Bar Date

23.1	Subject to Clause 23.2, an Ordinary Scheme Creditor shall not have any entitlement to any Ordinary Cash Out Amount or Ordinary Non-Cash Scheme Consideration, unless it has submitted a Claim Form on or before the Bar Date. Subject to Clause 23.2, no Ordinary Claim will be Accepted as an Admitted Ordinary Claim if a valid Claim Form has not been submitted on or before the Bar Date.

23.2	A Claim Form shall be deemed to have been submitted for an aggregate amount not exceeding US$1,648,320, plus interest at 5 per cent. per annum from 21 February 2014 to the Effective Date by or on behalf of all CN Holders. The amount for which such Ordinary Scheme Claim is Accepted shall be adjusted by the Scheme Supervisors so as not to double count Ordinary Scheme Claims set out in any Claim Forms and/or CN Account Holder Letters actually submitted by or on behalf of such CN Holders.

24.	Record Time and Scheme Claims

24.1	All Scheme Claims, including contingent and prospective Claims, shall be determined as at the Record Time.

25.	Valuation and Set Off of Ordinary Claims

25.1	If the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration is to be paid or issued/allotted to an Ordinary Claimant before the date on which that Ordinary Claimant’s Admitted Ordinary Claim would have fallen due for payment, the amount of the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration shall be discounted for accelerated payment using the rate of interest prescribed by the Judgment Debts Rules.

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25.2	The Scheme Supervisors shall make a just estimate so far as is possible of the value of any Ordinary Claim which, by reason of it being subject to any contingency, sounding only in damages or for any other reason including a Claim that is in its nature unliquidated or unascertained, does not bear a certain value. The Scheme Supervisors shall give notice of the amount of their estimate to the Ordinary Claimant and shall state in such notice the basis upon which the estimate has been made. In estimating any unliquidated claim for damages for breach of contract, the Scheme Supervisors shall assume that the Ordinary Claimant has taken all such steps as may be reasonable to mitigate his loss.

25.3	If the Ordinary Claim is for payments of a periodic nature, the Ordinary Claimant may claim for any unpaid amount accrued up to the Record Time. In respect of LDK Solar, unless the JPLs continue to make payments which accrue after the Record Time as an expense of the provisional liquidation, the Ordinary Claimant’s claim in respect of such amounts shall be limited to a claim for damages for breach of contract. In calculating the amount of damages, the Scheme Supervisors shall assume that the Ordinary Claimant has taken all such steps as may be reasonable to mitigate his loss and shall apply a discount for accelerated payment using the rate of interest prescribed by the Judgment Debts Rules.

25.4	Any contractual right of set-off or non set-off or netting arrangement agreed prior to the Effective Date (including both bilateral and multi-lateral set-off or netting arrangements) (referred to in this Clause 25 as a “set-off agreement”, “non set-off agreement” and “netting agreement”) between LDK Solar and any Ordinary Claimant is binding upon LDK Solar and shall be enforced by the Scheme Supervisors in determining the Ordinary Claim.

25.5	If LDK Solar has not concluded any set-off, non set-off or netting agreement with an Ordinary Claimant but there have been mutual credits, mutual debts or other mutual dealings between such parties:

(a)	an account shall be taken as at the Record Time of what is due from each party to the other in respect of the mutual dealings, and the sums due from one party shall be set off against the sums due from the other by the Scheme Supervisors in determining the Ordinary Claim;

(b)	for the purpose of that account, sums due from LDK Solar to the Ordinary Claimant shall not be included in the account taken if the Ordinary Claimant had actual notice at the time they became due that the winding up petition (FSD No. 14 of 2014 – AJJ) had been presented by LDK Solar (acting by its directors) on 21 February 2014;

(c)	any transfer or assignment of claims after 21 February 2014 shall be disregarded; and

(d)	only the balance (if any) of the account shall be Accepted as an Admitted Ordinary Claim.

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25.6	Ordinary Claims may include accrued interest (if any) at the Effective Date.

26.	Currency conversion

26.1	Where a Qualifying Scheme Creditor’s Qualifying Scheme Claim is expressed in a currency other than Dollars:

(a)	the Cash Out Amount to which such Qualifying Scheme Creditor is entitled under the Schemes shall be calculated by using the average exchange rate between the origin currency and Dollars between 1 March 2014 and the Record Time; and

(b)	the aggregate number of Shares and/or Convertible Bonds to which such Qualifying Scheme Creditor is entitled under the Schemes shall be calculated by using the average exchange rate between the origin currency and Dollars between 1 March 2014 and the Record Time.

27.	Determination of Ordinary Claims

27.1	The Scheme Supervisors shall examine each Claim Form returned to them in accordance with Clause 18. Such examination shall include consideration of whether:

(a)	details of Ordinary Claims are adequately supported by any documentation submitted with the Claim Form;

(b)	details of the quantum of the Ordinary Claims are sufficient and the basis of calculation is reasonable and has been accurately applied; and

(c)	there is any set-off to which Clause 25 applies.

27.2	Up to the Bar Date, the Scheme Supervisors may give notice to an Ordinary Claimant specifying further information or evidence they reasonably require to assist them in agreeing its Ordinary Claim.

27.3	After the Bar Date, if the Scheme Supervisors do not agree with the Ordinary Claim, or do not consider the supporting information to be adequate, they shall notify the Ordinary Claimant of that fact and the reasons, as soon as reasonably practicable (taking into account the volume of Ordinary Claims received), and shall request any further information or evidence that would assist them in deciding upon the Ordinary Claim.

27.4	The Ordinary Claimant shall respond within such reasonable time limits as the Scheme Supervisors may specify and shall similarly respond to any subsequent requests for information from the Scheme Supervisors.

27.5	If the Scheme Supervisors agree with the value of the Ordinary Claim, or agree with the Ordinary Claimant a value for which the whole or any part of the relevant Ordinary Claim should be Accepted as an Admitted Ordinary Claim, Clause 27.6 shall apply. If the Scheme Supervisors do not agree a value for the whole or any part of the Ordinary Claim with the Ordinary Claimant, Clause 27.7 shall apply.

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27.6	If the Scheme Supervisors agree a value for the whole or any part of an Ordinary Claim with the Ordinary Claimant, they shall notify the Ordinary Claimant of their agreement, in writing, as soon as reasonably practicable following that determination. The Ordinary Claim (or part thereof, without prejudice to any Disputed Claim) will become an Admitted Ordinary Claim on the date the notice is sent.

27.7	If the Ordinary Claim is not Accepted in full by the Scheme Supervisors within the two calendar months after the Bar Date, (or at such earlier time as the Scheme Supervisors shall determine or such later time to which the Scheme Supervisors and the Ordinary Claimant shall both agree or acquiesce) such part (if any) of the Ordinary Claim that is not Accepted shall become a Disputed Claim.

27.8	Where an Ordinary Claim (or part thereof) becomes a Disputed Claim, the Scheme Supervisors shall forthwith notify the Ordinary Claimant, in writing, that the whole or part of its Ordinary Claim has become a Disputed Claim including brief reasons for the dispute.

28.	Disputed Claims

28.1	An Ordinary Claimant who:

(a)	receives notice that the whole or part of its Ordinary Claim has become a Disputed Claim;

(b)	receives notice of an estimated value of its contingent Ordinary Claim with which it disagrees; or

(c)	does not receive within the two calendar months after the Bar Date or within such other period as might be agreed in accordance with Clause 27.7 either (i) notice in accordance with Clause 27.6 that its Ordinary Claim is an Admitted Ordinary Claim or (ii) notice in accordance with Clause 27.8 that the whole or part of its Ordinary Claim has become a Disputed Claim, shall be entitled to commence Dispute Proceedings in the High Court seeking a determination of its Disputed Claim and serve such proceedings on LDK Solar on or before the date 21 days after (i) receipt of a notice from the Scheme Supervisors under Clause 28.1(a) or (b), or (ii) the elapse of the period of two calendar months commencing on the Bar Date or such other period as might be agreed in accordance with Clause 27.7 without the Ordinary Claimant having received from the Scheme Supervisors either of the notices specified in Clause 28.1(c).

28.2	If a final judgment is given in Dispute Proceedings, the Disputed Claim will become an Admitted Ordinary Claim for the amount set out in the judgment, or in the case of a judgment which values the Disputed Claim at zero, shall give no entitlement to any payment or distribution under the Schemes in respect of the Disputed Claim.

28.3	If any legal or other costs are awarded against LDK Solar in respect of Dispute Proceedings, such amounts shall be payable by LDK Solar to the relevant Scheme Creditor on an indemnity basis, such costs to be assessed or taxed by the High Court if not agreed. If any legal or other costs are awarded in LDK Solar’s favour in respect of Dispute Proceedings, such amounts shall be payable to LDK Solar in full and LDK Solar may set off such amounts against any liability to pay (at the discretion of the Scheme Supervisors) the Ordinary Cash Out Amount and/or Ordinary Non-Cash Scheme Consideration to the relevant Ordinary Scheme Creditor.

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28.4	If an Ordinary Claimant does not commence Dispute Proceedings and serve those proceedings on LDK Solar on or before the deadline applicable pursuant to Clause 28.1, its Disputed Claim shall (a) become an Admitted Ordinary Claim at the value Accepted by the Scheme Supervisors or (b), if (i) rejected entirely by the Scheme Supervisors or (ii) no notice was received in accordance with Clause 28.1(c), shall give no entitlement to a payment or distribution under the Schemes.

28.5	Nothing in this Clause 28 shall prevent the Scheme Supervisors from agreeing on behalf of LDK Solar in writing with an Ordinary Scheme Creditor the value of the Liability to which an unliquidated or unascertained Ordinary Claim relates, in which case the unliquidated or unascertained Ordinary Claim shall become an Admitted Ordinary Claim for the amount agreed.

28.6	The Scheme Supervisors shall have the power to agree and make any compromise, settlement or arrangement on behalf of LDK Solar with any Ordinary Claimant in respect of a Disputed Claim and/or in connection with Dispute Proceedings.

29.	Variation of time limits for disputes of Ordinary Claims

If the Scheme Supervisors are satisfied that, due to exceptional circumstances outside the control of an Ordinary Claimant, that Ordinary Claimant has failed to comply with any time limit, other than the Bar Date, the Scheme Supervisors may, in their absolute discretion, extend that time limit for that Ordinary Claimant by notice to the Ordinary Claimant.

30.	Assignments or transfers of Scheme Claims

30.1	The Scheme Companies shall be under no obligation to recognise any assignment or transfer of any Scheme Claim, whether before or after the Record Time, for the purposes of determining entitlements under the Schemes, save where any of the Scheme Companies has received before the Record Time actual notice in writing from the parties to such assignment or transfer of the assignment or transfer, in which case the Scheme Companies shall recognise such assignment or transfer for the purposes of determining entitlements under the Schemes (if any).

30.2	Where the Scheme Companies have received from the relevant parties written notice of an assignment or transfer of a Qualifying Scheme Claim after the Record Time, the Scheme Companies may, in the absolute discretion of the Scheme Supervisors and subject to such evidence as they may reasonably require, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Schemes.

31.	Provision of information by Senior Note Creditors and CN Holders

31.1	Account Holder Letters submitted by or on behalf of Senior Note Creditors or CN Holders shall be submitted in accordance with the instructions set out in the relevant Account Holder Letter.

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31.2	If the Information Agent refuses to accept an Account Holder Letter, it shall promptly prepare a written statement of its reasons for doing so and send that statement by email to the party that provided such Account Holder Letter.

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PART D

SCHEME PAYMENTS AND DISTRIBUTIONS

32.	Cash

32.1	On the Payment Date, LDK Solar shall pay:

(a)	to those Senior Note Scheme Creditors who have elected or are deemed to have elected to receive the Senior Note Cash Out Amount, the Senior Note Cash Out Amount to which they are entitled (if any), calculated in accordance with the terms of the Schemes;

(b)	to those Preferred Obligation Scheme Creditors who have elected or are deemed to have elected to receive the Preferred Obligation Cash Out Amount, the Preferred Obligation Cash Out Amount to which they are entitled (if any), calculated in accordance with the terms of the Schemes; and

(c)	to those Admitted Ordinary Scheme Creditors who have elected or are deemed to have elected to receive the Ordinary Cash Out Amount, the Ordinary Cash Out Amount to which they are entitled, calculated in accordance with the terms of the Schemes.

32.2	The payment obligations of LDK Solar set out in Clause 32.1 shall be satisfied if LDK Solar has:

(a)	in the case of the Senior Note Scheme Creditors, made an electronic transfer of cash to the Senior Clearing Systems in respect of the relevant Senior Notes; and

(b)	in the case of all other Qualifying Scheme Creditors, made an electronic transfer of cash to the account details in the Settlement Instructions provided by the relevant Preferred Obligation Scheme Creditor and Admitted Ordinary Scheme Creditor in the Distribution Confirmation Deed attached to the Proxy Form, as applicable (or in the case of a CN Holder, the CN Account Holder Letter).

32.3	LDK Solar shall have no obligation to make any payment to a Qualifying Scheme Creditor who has not provided valid Settlement Instructions unless and until such Qualifying Scheme Creditor provides valid Settlement Instructions.

32.4	No Qualifying Scheme Creditor shall be entitled to receive the Cash Out Amount under more than one Scheme. Without prejudice to the generality of Clause 61, the performance by LDK Solar of its payment obligations under the LDK Solar HK Scheme shall operate to discharge any corresponding payment obligations of the Scheme Companies under the Hong Kong Scheme or of LDK Solar or LDK Silicon under the Cayman Scheme.

33.	Shares

33.1	On the Issue Date, LDK Solar shall issue and allot to those Scheme Creditors who have elected or are deemed to have elected to receive Non-Cash Scheme Consideration, the aggregate number of Scheme Shares to which they are entitled, as calculated in accordance with the terms of the Schemes.

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33.2	LDK Solar’s obligation to issue and allot the Scheme Shares referred to in Clause 33.1 shall be satisfied by the allotment and issue to Qualifying Scheme Creditors of an unlegended certificate evidencing the aggregate number of Shares for deposit by such Qualifying Scheme Creditor with the Depositary, in exchange and consideration for the issue by the Depositary of the Scheme Shares via book-entry distribution in the amount to which each Qualifying Scheme Creditor is entitled, it being hereby confirmed that:

(a)	each relevant Qualifying Scheme Creditor hereby:

(i)	irrevocably instructs LDK Solar and its company secretary, to cancel the unlegended certificate evidencing the Shares to be issued to such Qualifying Scheme Creditor as contemplated hereunder, and to promptly re-issue in its stead an unlegended certificate evidencing the same amount of Shares to the Depositary for it to issue the Scheme Shares, pursuant to the deposit agreement relating to the ADSs as existing between LDK Solar and the Depositary;

(ii)	irrevocably instructs the company secretary of LDK Solar to provide a copy of the Register of Members of LDK Solar updated to evidence such re-issuance and registration in the name of the Depositary;

(iii)	undertakes to provide the Depositary with a letter of transmittal; and

(iv)	undertakes to pay the relevant issuance fees to the Depositary relating to the Scheme Shares; and

(b)	LDK Solar hereby undertakes to provide the Depositary promptly with:

(i)	an officer’s certificate; and

(ii)	a copy of the updated Register of Members in connection with the issuance by the Depositary of the Scheme Shares to each such Qualifying Scheme Creditor as contemplated herein.

33.3	No Qualifying Scheme Creditor shall be entitled to receive Scheme Shares under more than one Scheme. Without prejudice to the generality of Clause 61, the performance by LDK Solar of its obligations to issue and allot Scheme Shares under the LDK Solar HK Scheme shall operate to discharge any corresponding issuance or allotment obligations of the Scheme Companies under the Hong Kong Scheme or of LDK Solar or LDK Silicon under the Cayman Scheme. No Qualifying Scheme Creditor shall be entitled to receive Scheme Shares under more than one Scheme.

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34.	Convertible Bonds

34.1	On the Issue Date, LDK Solar shall issue 2018 Convertible Bonds in accordance with the terms of the Schemes and the 2018 Convertible Bond Indenture. On the Issue Date LDK Solar shall issue the 2018 Convertible Bonds in global registered form through the Clearing Systems. The 2018 Convertible Bonds will be allocated to relevant accounts in the Clearing Systems as follows:

(a)	to those Senior Note Scheme Creditors who have elected or are deemed to have elected to receive Senior Note Non-Cash Scheme Consideration, in the aggregate principal amount of the 2018 Convertible Bonds to which they are entitled, as calculated in accordance with Clause 11.1(a); and

(b)	to those Admitted Ordinary Scheme Creditors who have elected or are deemed to have elected to receive Ordinary Non-Cash Scheme Consideration, in the aggregate principal amount of the 2018 Convertible Bonds to which they are entitled, as calculated in accordance with Clause 11.1(c).

34.2	On the Issue Date, LDK Solar shall issue Preferred Convertible Bonds in accordance with the terms of the Schemes, and the Preferred Convertible Bond Indenture. On the Issue Date LDK Solar shall deposit the Preferred Convertible Bonds in global registered form with the Common Depositary for the Clearing Systems or its nominee. The Preferred Convertible Bonds will be allocated to relevant accounts in the Clearing Systems of those Preferred Obligation Scheme Creditors who have elected or are deemed to have elected to receive Preferred Obligation Non-Cash Scheme Consideration, in the aggregate principal amount of the Preferred Convertible Bonds to which they are entitled, as calculated in accordance with Clause 11.1(b).

34.3	No Qualifying Scheme Creditor shall be entitled to receive 2018 Convertible Bonds or Preferred Convertible Bonds under more than one Scheme. Without prejudice to the generality of Clause 61, the performance by LDK Solar of its obligations to issue and allot 2018 Convertible Bonds or Preferred Convertible Bonds under the LDK Solar HK Scheme shall operate to discharge any corresponding issuance or allotment obligations of the Scheme Companies under the Hong Kong Scheme or of LDK Solar or LDK Silicon under the Cayman Scheme.

35.	Trust in relation to Scheme Consideration

35.1	LDK Solar will not issue any Non-Cash Scheme Consideration to a Qualifying Scheme Creditor (or its Designated Recipient) if that Qualifying Scheme Creditor:

(a)	is a Disqualified Person or a Prohibited Transferee, unless it has nominated a Designated Recipient that is not a Disqualified Person or a Prohibited Transferee;

(b)	is a Senior Note Scheme Creditor or a CN Holder, and the Information Agent has not received a validly completed Account Holder Letter including a validly completed Distribution Confirmation Deed from or on behalf of that Senior Note Scheme Creditor or CN Holder (or their Designated Recipients) prior to the Voting Instruction Deadline (or such time following the Voting Instruction Deadline as LDK Solar may decide in its absolute discretion); or

(c)	is not a Senior Note Scheme Creditor or a CN Holder and LDK Solar has not received a validly completed Distribution Confirmation Deed from or on behalf of that Qualifying Scheme Creditor (or its Designated Recipient) prior to the Record Time (or such time following the Record Time as LDK Solar may decide in its absolute discretion).

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35.2	If Clause 35.1 above applies, a Qualifying Scheme Creditor’s entitlement to Non-Cash Scheme Consideration will be issued to the Non-Cash Scheme Consideration Trustee, who will hold the Non-Cash Scheme Consideration entitlement on trust (the “Non-Cash Scheme Consideration Trust”) for the relevant Qualifying Scheme Creditor (the “Trust Securities”) for a period of five years from the Effective Date (the “Holding Period”).

35.3	If a Qualifying Scheme Creditor whose entitlement to Non-Cash Scheme Consideration has been issued to the Non-Cash Scheme Consideration Trustee under Clause 35.2, and that Qualifying Scheme Creditor:

(a)	being a Disqualified Person or a Prohibited Transferee fails to provide the Information Agent and LDK Solar with the required details of a Designated Recipient who is not a Disqualified Person or a Prohibited Transferee; or

(b)	fails to provide the Information Agent or LDK Solar (as applicable) with a validly completed Distribution Confirmation Deed;

within the Holding Period, and in each case, a request in writing to transfer the relevant Trust Securities to it (or its Designated Recipient) within the Holding Period then, upon the expiration of the Holding Period, the Non-Cash Scheme Consideration Trustee is hereby authorised to sell such Non-Cash Scheme Consideration to a third party on arm’s length terms, and the net cash proceeds of such sale (after the deduction of the reasonable costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale) shall be paid to the relevant Qualifying Scheme Creditor subject to receipt from such Qualifying Scheme Creditor of a validly completed Trust Distribution Deed.

35.4	If any Qualifying Scheme Creditor being a beneficiary of the Non-Cash Scheme Consideration Trust requests in writing that the Non-Cash Scheme Consideration Trustee sell the Trust Securities to which it is beneficially entitled, the Non-Cash Scheme Consideration Trustee will use its reasonable endeavours to sell the Trust Securities and account to that Qualifying Scheme Creditor for the net proceeds of sale (after the deduction of the reasonable costs and expenses of the Non-Cash Scheme Consideration Trustee in respect of such sale), provided that a validly completed Account Holder Letter or Proxy Form along with a validly completed Trust Distribution Deed has been submitted to the Information Agent or to LDK Solar by or on behalf of that Qualifying Scheme Creditor.

35.5	If it is not possible to pay net cash proceeds of a sale of Non-Cash Scheme Consideration pursuant to Clause 35.3 or 35.4 to the relevant Qualifying Scheme Creditor, then the Non-Cash Scheme Consideration Trustee shall apply the net cash proceeds of sale in its absolute discretion (including paying the monies into Court or gifting the same to such children’s charity as the Non-Cash Scheme Consideration Trustee thinks fit). The Non-Cash Scheme Consideration Trustee shall have the power to appoint an additional or replacement trustee over the Trust Securities at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Schemes.

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35.6	If a Scheme Creditor has failed to provide its Settlement Instructions in the relevant Account Holder Letter or Distribution Confirmation Deed for payment of a Cash Out Amount, or such Settlement Instructions are incomplete in any way, including in relation to the provision of any applicable “know your client” or “anti-money laundering information”, LDK Solar shall not be required to make any payment to such Scheme Creditor unless and until such information is duly provided.

35.7	For the avoidance of doubt, nothing in this Clause 35 shall allow any Scheme Consideration to be sold in circumstances where a Qualifying Scheme Creditor would be prohibited from selling such Scheme Consideration were it the legal owner thereof.

35.8	Without prejudice to the generality of Clause 61, the performance by LDK Solar of its obligations to settle on trust any Non-Cash Scheme Consideration under the LDK Solar HK Scheme shall operate to discharge any corresponding obligation of the Scheme Companies under the Hong Kong Scheme or of LDK Solar or LDK Silicon under the Cayman Scheme to settle any such sum on trust.

36.	Timing of the distribution of Non-Cash Scheme Consideration

The Non-Cash Scheme Consideration will be distributed in accordance with the terms of the Schemes on the Issue Date.

37.	Fractional entitlements

37.1	The aggregate number of Shares to which a Qualifying Scheme Creditor is entitled under the Schemes shall be rounded down to the nearest whole number. Fractional entitlements to Shares which would have arisen, but for this clause, shall be disregarded.

37.2	Convertible Bonds are indebtedness and shall be issuable only in denominations of US$ 1,000 principal amount and any integral multiples of US$ 100 in accordance with the terms of the Convertible Bonds. Qualifying Scheme Creditors’ entitlement to Convertible Bonds will be rounded down to the nearest US$ 100 or, if less than US$ 1,000, to zero. All entitlements which would have arisen, but for this clause, shall be disregarded.

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PART E

CONDITIONS TO THE HONG KONG SCHEME

38.	Save as provided for in Clause 10 above, the provisions of the Hong Kong Scheme shall be effective on the date (such date, the “Effective Date”) on which each of the following conditions are satisfied or (in the case of paragraph (c) below) waived:

(a)	the sanction with or without modification (but subject to such modification not being inconsistent with the terms of the RSAs and being acceptable to LDK Solar) of the Cayman Scheme by the Grand Court;

(b)	LDK Solar having paid all duly invoiced fees of the Advisers;

(c)	the Chapter 15 Scheme Order being granted, which condition may be waived by LDK Solar (acting by the JPLs) with the prior written consent of the Senior Note Trustee (not to be unreasonably withheld) and the Majority Preferred Holders (not to be unreasonably withheld);

(d)	the execution and delivery, by the claimants and plaintiffs of the Munich Re Claim, of an agreement containing ordinary and customary compromise and settlement provisions in respect of the Munich Re Claim, such agreement to be effective upon execution (subject to court sanction) and conditional only upon the occurrence of the Effective Date;

(e)	each of LDK Solar, LDK Silicon, LDK Silicon Holding and each Senior Note Guarantor, Preferred Obligor and Mr Peng Xiaofeng having executed the Restructuring Documents to which they are expressed to be a party, save that the execution of the Peng Guarantee shall not be a condition to the Effective Date if it is waived by the Majority Preferred Holders;

(f)	each condition precedent in the Restructuring Documents having been satisfied or waived, other than the occurrence of the Effective Date or the effective date of the Cayman Scheme;

(g)	the High Court Orders being delivered to the Hong Kong Registrar of Companies for registration; and

(h)	the Grand Court Orders being delivered to the Cayman Islands Registrar of Companies for registration.

39.	If the Effective Date has not occurred by the Scheme Longstop Date the Hong Kong Scheme shall lapse and no provision of the Hong Kong Scheme shall have any force or effect.

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PART F

GENERAL SCHEME PROVISIONS

40.	Modifications of the rights attaching to the Convertible Bonds or Shares

Upon and after the Effective Date, nothing in this Hong Kong Scheme shall prevent the modification of any of the Convertible Bonds or Shares in accordance with their respective terms.

41.	Releases

41.1	Subject to Clause 16.3, each of the Scheme Creditors on behalf of itself and each of its predecessors, successors and assigns (collectively, the “Scheme Creditor Releasing Parties”) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally each of:

(a)	the Senior Note Guarantors, their Personnel and Affiliates;

(b)	the Preferred Obligors, their Personnel and Affiliates;

(c)	the Scheme Companies, their Personnel and Affiliates;

(d)	the Released Advisers, their Personnel and Affiliates; and

(e)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates;

and each of their predecessors, successors and assigns, and in their capacities as such from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (or in respect of Clause 41.1(e) only, Claims and/or Liabilities which are based on actions taken by the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates pursuant to the Scheme Steps, whether before or after the Effective Date), (including any and all Scheme Claims, including Claims and/or Liabilities arising in respect of guarantees of the Senior Notes (including the Senior Note Guarantees) against the Senior Note Guarantors and any and all Preferred Documents Claims against any Preferred Obligor) except for:

(i)	any and all claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct;

(ii)	any and all Excluded Claims;

(iii)	any and all Reserved Claims;

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(iv)	in the case of the Senior Note Scheme Creditors, any and all Claims or Liabilities they have in relation to the Senior Note Guarantors, their Affiliates (other than LDK Solar), the Personnel of the Senior Note Guarantors or the Personnel of their Affiliates (other than the Personnel of LDK Solar in their capacity as such) which do not relate to, arise in respect of, or are not in connection with the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(v)	in the case of the Preferred Obligation Scheme Creditors, any and all Claims or Liabilities they have in relation to the Preferred Obligors, their Affiliates (other than LDK Solar), the Personnel of the Preferred Obligors (other than the Personnel of LDK Solar in their capacity as such), or the Personnel of the Affiliates of the Preferred Obligors (other than the Personnel of LDK Solar in their capacity as such) which do not relate to, arise in respect of, or are not in connection with the Preferred Documents or Preferred Obligations;

(vi)	in the case of the Ordinary Scheme Creditors any and all Claims or Liabilities they have in relation to Group Companies other than LDK Solar, or the Personnel or Affiliates of such Group Companies (other than LDK Solar), which do not relate to, arise in respect of, or are not in connection with their Ordinary Claims or the subject matter thereof;

(vii)	any and all Claims against or Liabilities of any Onshore Operating Entities not being Preferred Obligors and not arising out of or relating to the Preferred Documents;

(viii)	the liability of any Released Adviser, their Personnel and Affiliates arising under a duty of care to its client;

(ix)	any Claims against or Liabilities of any Released Adviser, their Personnel and Affiliates that are unrelated to the RSAs, the Restructuring Transactions, the Schemes, the negotiation or preparation thereof, or to any related matter; and

(x)	in the case of the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary and their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, the CNs or the CN Indentures,

provided that the foregoing shall not prejudice or impair any right of any Scheme Creditor Releasing Party created under the Cayman Scheme or the Hong Kong Scheme.

41.2	Subject to Clause 16.3 each of the Scheme Companies, the Senior Note Guarantors and the Preferred Obligors on behalf of itself and each of its predecessors, successors and assigns (collectively, the “LDK Releasing Parties”) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally each of:

(a)	the Senior Note Scheme Creditors their Personnel and Affiliates;

(b)	the Preferred Obligation Scheme Creditors their Personnel and Affiliates;

(c)	the Senior Note Guarantors and their Personnel;

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(d)	the Preferred Obligors and their Personnel;

(e)	the Scheme Companies and their Personnel;

(f)	the Released Advisers, their Personnel and Affiliates; and

(g)	the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates;

and each of their predecessors, successors and assigns and in their capacities as such from any and all Claims and/or Liabilities arising prior to the Effective Date or that are or may be based in whole or in part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the Effective Date (or in respect of Clause 41.2(g) only, Claims and/or Liabilities which are based on actions taken by the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary, in such capacities, and their Personnel and Affiliates pursuant to the Scheme Steps, whether before or after the Effective Date), except for:

(i)	any and all claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct;

(ii)	any and all Excluded Claims;

(iii)	in the case of the Senior Note Guarantors and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(iv)	in the case of the Preferred Obligors and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents; and

(v)	in the case of the Scheme Companies and their Personnel, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents, Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(vi)	in the case of the Senior Note Scheme Creditors, their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, or the Senior Note Guarantees;

(vii)	in the case of the Preferred Obligation Scheme Creditors, their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Preferred Documents;

(viii)	any and all Reserved Claims;

(ix)	the liability of any Released Adviser, their Personnel and Affiliates arising under a duty of care to its client; and

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(x)	any Claims against or Liabilities of any Released Adviser, their Personnel and Affiliates that are unrelated to the RSAs, the Restructuring Transactions, the Schemes, the negotiation or preparation thereof, or to any related matter; and

(xi)	in the case of the Senior Note Trustee, the Registrar, the CN Trustee, the CN Registrar and the Common Depositary and their Personnel and Affiliates, any and all Claims or Liabilities which do not relate to or arise in respect of the Senior Notes, the Senior Note Indenture, the Senior Note Guarantees, the CNs or the CN Indentures,

provided that the foregoing shall not prejudice or impair any right of any LDK Releasing Party created under the Cayman Scheme or the Hong Kong Scheme.

41.3	Each of the Scheme Creditor Releasing Parties and the LDK Releasing Parties shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge unconditionally the JPLs (and any subsequently appointed joint provisional liquidator of LDK Solar) and all of their and their respective firms’ and companies’ current and former direct and indirect affiliates, equity holders, partners, members, managing members, officers, directors, employees, advisors, principals, attorneys, counsel, professional advisors, accountants, investment bankers, consultants, agents, and representatives (including their respective affiliates) from any Claims or Liabilities that arise, are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the date the JPLs vacate office, except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

41.4	Each of the Scheme Creditors hereby authorises each of the Scheme Companies on and from the Effective Date to enter into, execute and deliver as a deed on behalf of each Scheme Creditor and any person to whom the Scheme Creditor has transferred any Senior Notes after the Record Time, one or more Deeds of Release by which any and all Claims, Liabilities and causes of action referred to in Clause 41.1, 41.2 and 41.3 shall be waived and released fully and absolutely from the Effective Date.

41.5	Any Deed of Release to be executed pursuant to the authority conferred by Clause 41.4 shall be substantially in the relevant form attached at Schedule 4 subject to any modifications required or approved by the High Court and shall take effect in relation to such Claims and Liabilities as the High Court considers appropriate provided only that the effect of any such modification is not such as would cause the release of a claim or the imposition of any obligation that is not referred to in this Clause 41.

42.	Stay of Prohibited Proceedings

42.1	None of the Scheme Creditors shall commence a Prohibited Proceeding on or after the Effective Date.

42.2	A Scheme Creditor may commence an Allowed Proceeding against any of the Scheme Companies after the Effective Date provided that it has first given the applicable Scheme Company fourteen (14) days’ prior notice in writing of its intention to do so.

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43.	Future Liquidation

This Hong Kong Scheme shall be unaffected by any future liquidation of any of the Scheme Companies (including for the avoidance of doubt, the provisional liquidation of LDK Solar) and shall in those circumstances remain in force according to its terms.

44.	Non-Material Modifications to this Hong Kong Scheme

The Scheme Companies may at any hearing before the High Court to sanction this Hong Kong Scheme, consent on behalf of all Scheme Creditors to non-material modifications only of this Hong Kong Scheme or any additional non-material terms or conditions which the High Court may think fit to approve or impose, provided that such modifications, terms or conditions shall be consistent with the terms of the RSAs.

45.	No admission of liability

Save as expressly set out in this Hong Kong Scheme or in the Scheme Document, nothing in the Hong Kong Scheme or the Scheme Document or the circulation thereof to any person evidences or constitutes any admission by any of the Scheme Companies or the Scheme Supervisors that the person is a Qualifying Scheme Creditor or that a liability is owed to any person in respect of any Claim or right. The agreement by LDK Solar or the Scheme Supervisors of an Admitted Ordinary Claim is purely for the purposes of the Schemes and does not constitute any admission of liability for any other purpose.

46.	Notice

46.1	Any notice or other written communication to be given under or in relation to this Hong Kong Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand, or sent by courier, post, fax or email to:

(a)	in the case of LDK Solar, the JPLs or the Scheme Supervisors:

(i)	by courier or registered post to Eleanor Fisher and Tammy Fu, Joint Provisional Liquidators, LDK Solar Co Ltd., (in provisional liquidation) at Suite 776, 10 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-9006;

(ii)	by fax to +1 345 946 0082; and

(iii)	by email to ldkenquiries@zolfocooper.ky

(b)	in the case of LDK Silicon:

(i)	by courier or registered post to Jack Kun-Shen Lai at Unit 2301, 23/F, FWD Financial Centre, 308 Des Voeux Road Central, Hong Kong;

(ii)	by fax to +852 2291 6030; and

(iii)	by email to jack@ldksolar.com.

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(c)	in the case of LDK Silicon Holding:

(i)	by courier or registered post to Jack Kun-Shen Lai at Unit 2301, 23/F, FWD Financial Centre, 308 Des Voeux Road Central, Hong Kong;

(ii)	by fax to +852 2291 6030; and

(iii)	by email to jack@ldksolar.com.

(d)	in the case of a Scheme Creditor, its last known address according to the records of LDK Solar or, if a Senior Note Scheme Creditor, by corporate action notice through the Senior Clearing Systems; and

(e)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with this Hong Kong Scheme or the last known address according to LDK Solar or by fax to its last known fax number according to LDK Solar.

46.2	Any notice or other written communication to be given under this Hong Kong Scheme shall be deemed to have been served;

(a)	if delivered by hand or courier, on the first Business Day following delivery;

(b)	if sent by post, on the second Business Day after posting if the recipient is in the country of despatch, otherwise on the tenth Business Day after posting; and

(c)	if by fax or email, on the Business Day sent.

46.3	In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and placed in the post.

46.4	The accidental omission to send any notice, written communication or other document in accordance with this Clause 46 or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of this Hong Kong Scheme.

46.5	None of the Scheme Companies shall be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any Scheme Creditors which shall be posted at the risk of such Scheme Creditors.

47.	Governing Law and Jurisdiction

This Hong Kong Scheme and any non-contractual obligations arising out of or in connection with the Hong Kong Scheme shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region of the People’s Republic of China and the Scheme Companies and the Scheme Creditors hereby agree that the Hong Kong courts shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or is connected with the terms of this Hong Kong Scheme or its implementation or out of any action taken or omitted to be taken under this Hong Kong Scheme or in connection with the administration of this Hong Kong Scheme and for such purposes, the Scheme Companies and the Scheme Creditors irrevocably submit to the jurisdiction of the Hong Kong courts, provided, however, that nothing in this clause shall affect the validity of other provisions determining governing law and jurisdiction as between the Scheme Companies and any of the Scheme Creditors whether contained in any contract or for any other purpose.

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48.	Exercise of Discretion

Where under any provision of this Hong Kong Scheme, a matter is to be determined by any of the Scheme Companies, the JPLs, the Scheme Supervisors or the Information Agent, as the case may be, it shall be determined by them, in their discretion in such manner as they may consider fair and reasonable. If any difficulty shall arise in determining any such matter either generally or in any particular case or in ensuring the result described above, it shall be resolved by the Scheme Companies, the JPLs, the Scheme Supervisors or the Information Agent, as the case may be, in such manner as it shall consider to be fair and reasonable and their decision shall, insofar as permitted by law, be final and binding on all concerned.

49.	The Scheme Supervisors

49.1	Any Scheme Supervisor must be a Qualified Insolvency Practitioner (and duly qualified partners in a firm of accountants entitled to practice in Hong Kong) and be suitably experienced in the reasonable opinion of the remaining Scheme Supervisor (provided there is one and, if not, in the reasonable opinion of LDK Solar) to discharge the function of a Scheme Supervisor under the Hong Kong Scheme. Where more than one person has been appointed as a Scheme Supervisor, they may exercise and perform the powers, rights, duties and functions of the Scheme Supervisors under the Hong Kong Scheme jointly or severally.

49.2	A Scheme Supervisor shall not take office until he or his firm has entered into the Scheme Supervisors Agreement, which shall include provisions as to his remuneration and expenses, and has contracted to be bound by the terms of the Hong Kong Scheme to the extent that they apply to him as Scheme Supervisor. The Scheme Companies acknowledge and agree that the Scheme Supervisors are permitted to exercise all the powers given to them and rely upon all the provisions relevant to them under the Hong Kong Scheme.

49.3	The Scheme Supervisors shall initially be Eleanor Fisher and Tammy Fu, both partners of Zolfo Cooper (Cayman) Ltd. They have given and not withdrawn their consent to the Scheme Companies to act as Scheme Supervisors from the Effective Date and have contracted with the Scheme Companies pursuant to the Scheme Supervisors Agreement to be bound by the terms of the Hong Kong Scheme to the extent such terms apply to the Scheme Supervisors. LDK Solar shall have the power to appoint any successors.

49.4	In exercising their powers and carrying out their duties under the Hong Kong Scheme, the Scheme Supervisors shall act as agents of LDK Solar.

49.5	The JPLs and/or the Scheme Supervisors shall be authorised to act as representatives for LDK Solar on any Recognition Filing or any application for recognition and assistance in relation to the Hong Kong Scheme in any jurisdiction and under whatever law including Chapter 15 of the United States Bankruptcy Code and any other law derived from or similar to the UNCITRAL Model Law on Cross-Border Insolvency Proceedings.

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50.	Vacation of office

50.1	A Scheme Supervisor shall vacate office if they:

(a)	become bankrupt;

(b)	cease to be a Qualified Insolvency Practitioner;

(c)	are admitted to hospital because of mental disorder or are the subject of an order concerning their mental disorder made by a Court having jurisdiction in Hong Kong or elsewhere in such matters, such that they are, in the reasonable opinion of the remaining Scheme Supervisor (provided there is one and, if not, in the reasonable opinion of LDK Solar), unable to carry out their duties as Scheme Supervisor;

(d)	are convicted of an indictable offence or convicted of any offence by a court having jurisdiction in any other country where that offence, if committed in Hong Kong, would have been an indictable offence under Hong Kong law; or

(e)	resign their office by giving 60 days’ notice in writing to LDK Solar or such shorter period of notice as may be agreed by LDK Solar or resign their office with immediate effect by giving notice in writing to LDK Solar if they consider that they should for professional regulatory reasons or in the event of non-payment of their fees when due and such fees have been approved by LDK Solar, a meeting of the Scheme Creditors or pursuant to a final order of the High Court in each case pursuant to Clause 57.

51.	Role of the Scheme Supervisors

51.1	The Scheme Supervisors shall discharge the duties and responsibilities imposed upon them by the Hong Kong Scheme.

52.	Powers of the Scheme Supervisors

52.1	The Scheme Supervisors shall have all of the powers necessary or desirable to enable them to discharge their duties and responsibilities under the Hong Kong Scheme including, but not limited to, engaging Lucid to act as information agent for the period during which assets are held in the trust determined in Clause 35 above on behalf of LDK Solar on such terms as the Scheme Supervisors may in their discretion consider appropriate. The Scheme Supervisors cannot and shall not exercise any power that would result in their assuming control of any of the Scheme Companies’ affairs so as to supplant such Scheme Companies’ directors.

52.2	The Scheme Supervisors are authorised, and shall have the power, to manage the Scheme Supervisors’ accounts and make any payments and distributions which are necessary or incidental to the Scheme Supervisors’ performance of their functions under the Hong Kong Scheme including, but not limited to, payment and delivery of the Scheme Consideration.

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53.	Vacancy

If there are no Scheme Supervisors in office or only one Scheme Supervisor in office, LDK Solar shall forthwith fill the vacancy, provided that LDK Solar shall not be required to fill such vacancy if the Scheme Supervisors have resigned pursuant to Clause 50.1(e) on the grounds that there is no further work to be done by the Scheme Supervisors.

54.	Liability of Scheme Supervisors

54.1	Except to the extent required by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith by the Scheme Supervisors in accordance with and to implement the provisions of the Hong Kong Scheme or the exercise by the Scheme Supervisors in good faith of any power conferred upon them for the purposes of the Hong Kong Scheme if exercised in accordance with and to implement the provisions of the Hong Kong Scheme.

54.2	A Scheme Supervisor shall not be liable for any loss resulting from any act he does or omits to do, unless any such loss is attributable to his own wilful default, breach of trust, fraud or dishonesty.

55.	Indemnity

The Scheme Supervisors shall be entitled to an indemnity out of the property of the Scheme Companies against:

(a)	all Claims, Liabilities and Proceedings (including all legal and other costs and expenses which they incur in relation thereto) brought or made against them by LDK Solar or by any other person in respect of any act done or omitted to be done in relation to LDK Solar by them, save to the extent that they are found by a court of competent jurisdiction to have acted or omitted to act in a manner which was in wilful default, in breach of trust, fraudulent or dishonest in the course of performing their duties and functions under the Hong Kong Scheme; and

(b)	all costs, charges, expenses and liabilities properly incurred by each of them in the course of performing their duties and functions under the Hong Kong Scheme.

56.	Insurance

LDK Solar will, in consultation and as agreed with the Scheme Supervisors:

(a)	purchase and maintain for the Scheme Supervisors insurance from the date of their appointment against any liability for which LDK Solar would be obliged to indemnify them in accordance with Clause 55; and

(b)	subject to Clause 56(a), within seven Business Days of the first demand by the Scheme Supervisors, pay the costs incurred by a Scheme Supervisor in defending proceedings of the nature described in Clause 55(a), provided that such Scheme Supervisor gives LDK Solar an undertaking to reimburse it (with interest) at the conclusion of those Proceedings, where such Scheme Supervisor is not entitled to an indemnity under Clause 55.

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57.	Remuneration and expenses of Scheme Supervisors

The Scheme Supervisors shall be remunerated by LDK Solar in respect of their role in the Hong Kong Scheme and all acts reasonably incidental thereto and in accordance with the terms of the Scheme Supervisors Agreement. Such remuneration and expenses are to be approved by LDK Solar and such approval shall not be unreasonably withheld. If approval cannot be obtained from LDK Solar within a reasonable period, the Scheme Supervisors may convene a meeting of the Scheme Creditors to determine the level of the Scheme Supervisors’ remuneration and expenses. If approval cannot be obtained by way of an ordinary resolution at a meeting of the Scheme Creditors, the Scheme Supervisors shall be entitled to bring proceedings in the High Court seeking an order that their remuneration and expenses be paid in accordance with the terms of the Scheme Supervisors Agreement.

58.	JPLs

58.1	The JPLs act as agents for and on behalf of LDK Solar and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives, shall incur any personal liability whatsoever (in respect of any of the obligations undertaken by LDK Solar, or in respect of any failure on the part of the Scheme Companies to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to this Hong Kong Scheme, or howsoever otherwise).

58.2	The JPLs shall not incur any personal liability whatsoever under this Hong Kong Scheme nor in relation to any related matter or claim, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

58.3	The exclusions of liability set out in this Hong Kong Scheme shall arise and continue notwithstanding the termination of the agency of the JPLs or their discharge from office as joint provisional liquidators of LDK Solar before or after the Effective Date and shall operate as a waiver of any claims in tort as well as under contract.

58.4	Each of the JPLs’ firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers and representatives shall be entitled to rely on and enjoy the benefit of this Clause 58 as if they were party to this Hong Kong Scheme.

58.5	Any joint provisional liquidator of LDK Solar appointed after the date of this Hong Kong Scheme shall be entitled to rely on and enjoy the benefit of this Clause 58 as if they were a party hereto.

58.6	Nothing in this Hong Kong Scheme shall require the JPLs to take any action which would breach any applicable law or regulation.

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59.	Reliance for Section 3(a)(10) exemption

In sanctioning this Hong Kong Scheme, the High Court has been apprised of the fact that LDK Solar will rely on its ruling with respect to this Hong Kong Scheme for the Section 3(a)(10) exemption under the U.S. Securities Act of 1933 for the issuance of Shares, ADSs and Convertible Bonds in exchange for the Qualifying Scheme Claims as well as the Shares and/or ADSs issuable upon conversion thereof, subject to the sanction of the Hong Kong Scheme by the High Court.

60.	Centre of Main Interests

60.1	LDK Solar hereby covenants that, up and until the Effective Date, it shall not take any action which would:

(a)	cause its registered office to become situated outside of the Cayman Islands;

(b)	cause the place where it conducts the administration of its interests on a regular basis (and is therefore ascertainable by third parties), in which it holds meetings of its board of directors (or JPLs, as the case may be), in which it maintains its register of members and all other corporate records, to become situated outside of the Cayman Islands; or

(c)	cause it to have any place of operations where LDK Solar carries out a non-transitory economic activity with human means and assets or services outside of the Cayman Islands.

61.	The performance by any Group Company of any obligation under one Scheme shall operate to discharge any corresponding obligation under each other Scheme.

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SCHEDULE 1

FORM OF CN TRUSTEE INSTRUCTION

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SCHEDULE 2

FORM OF COMMON DEPOSITARY INSTRUCTION

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SCHEDULE 3

SUMMARY OF 2018 CONVERTIBLE BONDS1

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by LDK Solar or (b) if LDK Solar elects not to pay cash, by adding the interest instalment to the then outstanding principal amount (“PIK”). If LDK Solar elects to PIK an interest instalment on the next interest payment date, then: (i) it shall so notify the Trustee in writing 15 Business Days before the relevant interest payment date; (ii) the Trustee shall immediately give such notice to the holders of 2018 Convertible Bonds (“CB Holders”);. the CB Holders shall irrevocably notify LDK Solar in writing on or after the date of the Company’s notice under clause (i) but on or before the relevant interest payment date if they elect to convert an amount of principal equal to the interest instalment to Ordinary Shares or ADSs (“PIK Conversion”). In the event that a CB Holder elects to make a PIK Conversion, LDK Solar shall deliver, or cause to be delivered, to the CB Holders, Ordinary Shares or ADSs, as applicable on the basis of the conversion price as determined by the volume weighted average price (“VWAP”) for the 20-trading-day period immediately prior to the relevant interest payment date (“PIK Conversion Rate”) within five (5) Business Days following such interest payment date. “VWAP for the 20-trading-day period” means the average of the per-ADS volume-weighted average price of ADSs as displayed under the heading Bloomberg VWAP on Bloomberg page LDK.N (equity) AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for the Shares to the scheduled close of trading on such market on each VWAP trading day (calculated to reflect the then-existing ratio between ADSs and Shares), or if such volume-weighted average price is unavailable, the market value of one Share on such VWAP trading day as the Board of Directors of LDK Solar determines in good faith using a volume-weighted average method, during the 20-trading-day period immediately prior to the date of the PIK Conversion Notice. In the event a CB Holder disagrees with the calculation of the Board, that CB Holder shall have the right to request the calculation to be done by a third party independent financial institution.

Term: December 31, 2018 (the “Maturity Date”), unless converted, repurchased or accelerated earlier pursuant to the terms hereunder, including acceleration due to cross-default if holders of Preferred CBs exchanged by holders of the Preferred Obligations claim (as defined below) of LDK Silicon (as defined below) are not repaid at maturity on June 3, 2016 or such holders fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both.

Conversion: Conversion price of the CBs (except for a PIK Conversion) will be (i) US$20 principal amount of the CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before the earlier of March 31, 2015, (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Conversion Request Notice (as defined below) if converted on or after April 1, 2015 (“Conversion Rate”).

Any conversion, other than a PIK Conversion, occurring during the one-year period from April 1, 2015 to March 31, 2016 (both dates inclusive), shall be subject to the limit of (A) US$62.5 million of the aggregate principal amount of the Securities during such one-year period and (B) US$20 million of the aggregate principal amount of the Securities during any rolling quarter in such one-year period, each on a first-come-first-served basis.

[1]	Subject to the agreed terms of the Convertible Bonds

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CBs may be converted into Shares or ADSs at any time on or prior to the close of business of the Maturity Date upon giving LDK Solar a Conversion Notice as follows:

(a)	To elect to convert any CBs into Shares or ADSs, the relevant CB Holder shall give an irrevocable conversion notice in writing (a “Conversion Notice”) to LDK Solar, the Trustee and the Conversion Agent, specifying the aggregate amount of CBs to be converted ; and

(b)	LDK Solar shall, within five (5) Business Days immediately following receipt of the Conversion Notice, deliver, or cause to be delivered, to the CB Holder (i) Shares or ADSs (as applicable) on the basis of the applicable Conversion Rate as of the date of the Conversion Notice and (ii) a calculation of the VWAP for the 20-trading-day period by LDK Solar, if necessary.

LDK Solar shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs. For the avoidance of doubt, holders of CBs are not required to convert Shares into ADSs upon any CB conversion or PIK Conversion.

Form. The CBs will be issued in book-entry form through the facilities of Euroclear and/or Clearstream for the accounts of its participants.

Registration Rights. To the extent Form F-3 is available for LDK Solar to use pursuant to the U.S. securities laws, LDK Solar shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issued in satisfaction of the claim, each issuable as interest payments on the CBs or issuable upon conversion of the CBs, if an exemption from registration is not otherwise available, shall keep its registration statement on Form F-6 effective, and shall ensure a sufficient number of ADSs are available for issuable thereunder upon deposit of any of the foregoing Shares. Holders of CBs are also entitled to customary piggyback registration rights.

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorization and validity, no conflict or default, applicable law.

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, reasonable best efforts to maintain the listing of the Shares on the NYSE at all times, notice of delisting on the NYSE and no amendments to the terms of the Preferred CBs.

Negative Pledge. No debtor will, directly or indirectly, incur, assume, grant or suffer to exist any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (“Lien”) (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the CBs, or any proceeds therefrom, unless the same Lien is in existence on the date of the Senior Note RSA.

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Events of Default. Events of default (each an “EOD”) applicable to the debtors shall include the following: (a) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the Maturity Date, (b) failure to pay interest or any other amount when due with a 30-day grace period, (c) failure to convert upon exercise of CB Holder’s conversion rights, (d) failure to timely provide certain notices, (e) failure to comply with other terms in the CBs or the indenture, (f) (i) cross-default in payment of any indebtedness of any subsidiary of LDK Solar that was organised or incorporated under the laws of any jurisdiction outside Mainland China (“Offshore Subsidiaries”), (ii) acceleration of any other indebtedness, in either case, in the aggregate of over US$15 million, or (iii) the Company or any of its subsidiaries defaults in any payment in relation to any obligations under the Preferred Convertible Bond Indenture and such default constitutes an “Event of Default” (however described) under that document, (g) failure by the Company or any of its subsidiaries to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (h) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official to, or to the property of, LDK Solar or any subsidiary, and such case or proceedings are not withdrawn or dismissed within 45 days, except for such as contemplated in the Restructuring Transactions, (i) LDK Solar or any subsidiary (i) consents to the appointment of a custodian of it or for all or substantially all of its property or (ii) makes a general assignment of the benefit of its creditors, except for such as contemplated in the Restructuring Transactions, (j) a court order or decree under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Restructuring Transactions, is made in respect of LDK Solar or any subsidiary, (k) unenforceability or invalidity of any obligations of LDK Solar in connection with the CBs, and (l) cross-default if holders of Preferred Obligations fail to elect to either extend their Preferred CBs or receive Shares or ADSs in lieu thereof, or a combination of both, upon maturity on June 3, 2016; provided that (A) in respect of (e) above, an EOD occurs upon notice of the trustee of the CBs (the “CB Trustee”) or 25% holders of then outstanding CBs in writing and it is not cured within 30 days after such notice, (B) if an EOD (other than (h), (i) or (j) above) occurs, the CB Trustee or 25% holders of then outstanding CBs, by written notice to LDK Solar, may declare the CBs to be immediately due and payable in full, (C) if an EOD under (h), (i) or (j) occurs, the CBs are immediately due and payable in full without any declaration or other act on the part of the CB Trustee or any CB Holder, and (D) a majority in aggregate principal amount of then outstanding CBs may irrevocably instruct the CB Trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or decree, all existing EOD having been cured or waived and all amounts due under the CBs have been paid.

Deposit of Shares for Issuance of ADSs. Pursuant to the Deposit Agreement and the relevant U.S. securities laws, to the extent that no “restricted securities” (as defined in Rule 144) are involved, whenever ADSs are required to be issued under the Scheme, whether upon conversion into ADSs or upon payment in ADSs,

(a)	upon receipt of (A) the Conversion Notice or (B) an irrevocable notice in writing to receive any interest instalment payment in ADSs, LDK Solar will issue or cause to be issued an unlegended certificate evidencing the relevant Shares to the relevant CB Holder;

(b)	LDK Solar will provide or cause to be provided a copy of its Register of Members updated to evidence such issuance and registration in the name of the CB Holder above;

App 8 - 71

(c)	upon receipt of an irrevocable instruction in writing from the CB Holder, LDK Solar will (A) cancel or cause to be cancelled the unlegended certificate in the name of the CB Holder, (B) re-issue in its stead an unlegended certificate evidencing the same amount of Shares to the name of the ADS Depositary, and (C) deposit such unlegended certificate with the ADS custodian (as contemplated in the Deposit Agreement) for the ADS Depositary to issue the relevant ADSs to the CB Holder pursuant to the Deposit Agreement;

(d)	the Company shall provide or cause to be provided to the ADS Custodian (i) a copy of the Register of Members updated to evidence such re-issuance and registration in the name of the ADS Depositary and (ii) an officer’s certificate for the ADS Depositary in the typical form required by the ADS Depositary pursuant to the Deposit Agreement; and

(e)	the CB Holder will provide a letter of transmittal, in the form as required by the Deposit Agreement and available on the ADS Custodian’s website, relating to the issuance of the relevant ADSs.

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SCHEDULE 4

FORM OF DEEDS OF RELEASE

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SCHEDULE 5

FORM OF DEED OF UNDERTAKING

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SCHEDULE 6

FORM OF CLEARING SYSTEM INSTRUCTION

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SCHEDULE 7

FORM OF CN CLEARING INSTRUCTION

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SCHEDULE 8

SUMMARY OF PREFERRED CONVERTIBLE BONDS2

Interest Rate: 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by LDK Solar or (b) if LDK Solar elects not to pay cash, by PIK. If LDK Solar elects to PIK an interest instalment on the next interest payment date, then (i) it shall so notify the Trustee in writing 15 Business Days before the relevant interest payment date; and (ii) the Trustee shall immediately give such notice to the holders of Preferred Convertible Bonds (“Preferred CB Holders”). The Preferred CB Holders shall irrevocably notify LDK Solar in writing on or after the date of the Company’s notice under clause (i) but on or before the relevant interest payment date if they elect to convert an amount of principal equal to the interest instalment to Shares or ADSs (“PIK Conversion”). LDK Solar shall deliver to the Preferred CB Holders, Shares or ADSs, at the PIK Conversion Rate within five (5) Business Days following such interest payment date, on the basis of the conversion price as determined by the VWAP for the 20-trading-day period immediately prior to the relevant interest payment date. Issuance of ADSs by the ADS Depositary pursuant to this Scheme will require the cooperation of the relevant Preferred CB Holders as required under the Deposit Agreement relating to the ADR facility of LDK Solar, as further described below. In the event a Preferred CB Holder disagrees with the calculation of the Board, that Preferred CB Holder shall have the right to request the calculation to be done by a third party independent financial institution.

Term: June 3, 2016, which may be extended and/or paid with ADSs at VWAP for 20-trading-day period immediately prior to the due date, at the option of at least two thirds ( 2⁄3) in aggregate principal amount of the Preferred CBs (the “Majority Preferred CB Holders”).

Conversion: Conversion price of the Preferred CBs (except for a PIK Conversion) will be (i) US$20 principal amount of the Preferred CBs per ADS (subject to customary anti-dilution adjustments) if converted on or before March 31, 2015, and (ii) the VWAP for the 20-trading-day period immediately prior to the date of the Preferred Conversion Request Notice (as defined below) if converted on or after April 1, 2015 (the “Preferred Conversion Rate”).

Any conversion, other than a PIK Conversion, occurring during the one-year period from April 1, 2015 to March 31, 2016 (both dates inclusive) shall be subject to the limit of (A) US$62.5 million of the aggregate principal amount of the Preferred CBs during such one-year period and (B) US$20 million of the aggregate principal amount of the Preferred CBs during any rolling quarter in such one-year period, each on a first-come-first-served basis.

The Preferred CBs may be converted into Shares or ADSs at any time on or prior to the close of business of their maturity upon giving LDK Solar a Preferred Conversion Request Notice as follows:

(a) To elect to convert any Preferred CBs into Shares or ADSs, the relevant Preferred CB Holder shall give an irrevocable conversion request notice in writing (a “Preferred Conversion Request”) to LDK Solar, the Trustee and the Conversion Agent, specifying the aggregate amount of Preferred CBs to be converted; and

(b) LDK Solar shall, within five (5) Business Days immediately following receipt of the Preferred Conversion Request, deliver, or cause to be delivered, to the Preferred CB Holder (i) Shares or ADSs (as applicable) on the basis of the applicable Preferred Conversion Price as of the date of the Preferred Conversion Request and (ii) a calculation of the VWAP for the 20-trading-day period by LDK Solar, if necessary.

[2]	Subject to the agreed terms of the Preferred Convertible Bonds

App 8 - 77

LDK Solar shall not deliver a fractional ADS and shall pay cash in lieu of any such fractional ADS.

Holders of Preferred CBs shall be responsible for the payment of any fees to the ADS depositary bank in connection with the conversion from Shares to ADSs. For the avoidance of doubt, holders of Preferred CBs are not required to convert Shares into ADSs upon any Preferred CB conversion or election of interest payment.

Security: (i) a pledge by LDK Solar of all of its equity in LDK Silicon, (ii) a pledge by LDK Solar of 24% of its equity in Jiangxi LDK Solar Hi-Tech Co., Ltd., (iii) a guarantee by LDK Silicon, and (iv) a guarantee by Peng Xiaofeng;

Form. The Preferred CBs will be issued in book-entry form through the facilities of Euroclear and/or Clearstream for the accounts of its participants;

Registration Rights. To the extent Form F-3 is available for LDK Solar to use pursuant to the U.S. securities laws, LDK Solar shall file a shelf registration statement, pursuant to a customary registration rights agreement, for the resale of ADSs issuable as a result of the exchange of any Preferred Obligations claim or as interest payments on the Preferred CBs or issuable upon conversion of the Preferred CBs, if an exemption from registration is not otherwise available, with holders of Preferred CBs also entitled to customary piggyback registration rights;

Representations and Warranties. Customary representations and warranties relating to corporate existence and compliance, due authorisation and validity, no conflict or default, applicable law;

Covenants. Customary covenants, including but not limited to, sufficiency of share capital, reservation of Shares and ADSs for conversion, information rights, notice of events of default, compliance with SEC filing requirements, and notice of delisting on NYSE;

Negative Pledge. No debtor of the Preferred Obligations claim will, directly or indirectly, incur, assume, grant or suffer to exist any Lien (except for any Lien created in respect of the Preferred CBs, the Interim Financing and the Exit Financing) against or upon any of its properties or assets, whether owned on or acquired after the date of the issuance of the Preferred CBs, or any proceeds therefrom, unless the same Lien is created for the Preferred CBs on a pari passu basis or is in existence on the date of the Preferred RSA;

Event of Default. To include: (i) failure to pay principal or premium, if any, when the same becomes due and payable, whether on or before the maturity of the Preferred CBs, (ii) failure to pay interest or any other amount when due with a 30-day grace period, (iii) failure to convert upon exercise of Preferred CB Holder’s conversion rights, (iv) failure to timely provide certain notices, (v) failure to comply with other terms in the Preferred CBs or the indenture, (vi) cross-default in payment of any indebtedness of any subsidiary of LDK Solar that was organised or incorporated under the laws of any jurisdiction outside Mainland China (“Offshore Subsidiaries”), or acceleration of any other indebtedness, in the aggregate of over US$15 million, (vii) failure by the Company or any of its subsidiaries to discharge judgments for uninsured payment amounts exceeding US$15 million within 60 days, (viii) commencement of voluntary or involuntary case or other proceedings under any applicable bankruptcy, insolvency or other similar law, except for such as contemplated in the Restructuring Transactions, and (ix) unenforceability or invalidity of any obligations of the Preferred CBs; provided that (A) an event of default occurs upon notice of the trustee of the Preferred CBs or 25% holders of then outstanding Preferred CBs in writing and it is not cured within 60 days after such notice, (B) if an event of default (other than (viii) above) occurs, the trustee or 25% holders of then outstanding Preferred CBs, by written notice to LDK Solar, may declare the Preferred CBs to be immediately due and payable in full, (C) if an event of default under (viii) occurs and such case or proceedings are not withdrawn or dismissed within 45 days, the Preferred CBs are immediately due and payable in full without any declaration or other act on the part of the trustee or any Preferred CB Holder, and (D) a majority in aggregate principal amount of then outstanding CBs may irrevocably instruct the CB Trustee to rescind and cancel any such declaration of acceleration subject to non-conflict with any court order or laws.

App 8 - 78

Deposit of Shares for Issuance of ADSs. Pursuant to the Deposit Agreement and the relevant U.S. securities laws, to the extent that no “restricted securities” (as defined in Rule 144) are involved, whenever ADSs are required to be issued under the Scheme, whether upon conversion into ADSs or upon payment in ADSs,

(a)	upon receipt of (A) the Preferred Conversion Request or (B) an irrevocable notice in writing to receive any interest instalment payment in ADSs, LDK Solar will issue or cause to be issued an unlegended certificate evidencing the relevant Shares to the relevant Preferred CB Holder;

(b)	LDK Solar will provide or cause to be provided a copy of its Register of Members updated to evidence such issuance and registration in the name of the Preferred CB Holder above;

(c)	upon receipt of an irrevocable instruction in writing from the Preferred CB Holder, LDK Solar will (A) cancel or cause to be cancelled the unlegended certificate in the name of the Preferred CB Holder, (B) re-issue in its stead an unlegended certificate evidencing the same amount of Shares to the name of the ADS Depositary, and (C) deposit such unlegended certificate with the ADS custodian (as contemplated in the Deposit Agreement) for the ADS Depositary to issue the relevant ADSs to the Preferred CB Holder pursuant to the Deposit Agreement;

(d)	the Company shall provide or cause to be provided to the ADS Custodian (i) a copy of the Register of Members updated to evidence such re-issuance and registration in the name of the ADS Depositary and (ii) an officer’s certificate for the ADS Depositary in the typical form required by the ADS Depositary pursuant to the Deposit Agreement; and

(e)	the Preferred CB Holder will provide a letter of transmittal, in the form as required by the Deposit Agreement and available on the ADS Custodian’s website, relating to the issuance of the relevant ADSs.

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SCHEDULE 9

PROJECT GUARANTEE CLAIMS

Borrower	Lender	Guarantor	Amount owing as at March 2014	Purpose	Governing Law of the facilities
LDK Solar Europe	CDB Jiangxi	LDK Solar	€1,175,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	€1,000,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	€1,175,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	€895,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB 9,100,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB 7,700,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB 9,100,000	PV project financing	PRC
LDK Solar Europe	CDB Jiangxi	LDK Solar	RMB 6,400,000	PV project financing	PRC

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SCHEDULE 10

PROJECT LOAN CLAIMS

Borrower	Lender	Amount owing as at March 2014	Maturity Date	Purpose	Governing Law
LDK Solar	CDB Hong Kong	US$11,000,000	28 March 2016	Acquisition financing	Hong Kong
LDK Solar	CDB Jiangxi	RMB 32,600,000	17 April 2027	PV project financing	English law
LDK Solar	CDB Jiangxi	US$6,080,000	30 December 2026	PV project financing	English law
LDK Solar	CDB Jiangxi	US$6,520,000	13 March 2027	PV project financing	English law

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SCHEDULE 11

RESTRUCTURING DOCUMENTS

1.	2018 Convertible Bond Indenture;

2.	Preferred Convertible Bond Indenture;

3.	The Registration Rights Agreement to be dated as of the Effective Date between LDK Solar, the JPLs, the 2018 Convertible Bond Trustee, the Preferred Convertible Bond Trustee;

4.	The Peng Guarantee;

5.	The Subsidiary Guarantee;

6.	The Security Documents;

7.	Preferred Convertible Trustee Appointment to be entered into between the Preferred Obligation Scheme Creditors appointing a security trustee;

8.	Lock-Up Deed to be entered into between the recipients of the Scheme Shares and the Scheme Companies; and

9.	The Deeds of Release.

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SCHEDULE 12

FORM OF SENIOR CLEARING INSTRUCTION

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SCHEDULE 13

FORM OF SENIOR NOTE TRUSTEE INSTRUCTION

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APPENDIX 9

(NOTICE OF SENIOR NOTE MEETINGS)

(Omitted for this submission)

APPENDIX 10

(NOTICE OF PREFERRED MEETINGS)

(Omitted for this submission)

APPENDIX 11

(NOTICE OF ORDINARY MEETINGS)

(Omitted for this submission)

APPENDIX 12

(SENIOR SOLICITATION PACKET)

(Omitted for this submission)

APPENDIX 13

(PREFERRED SOLICITATION PACKET)

(Omitted for this submission)

APPENDIX 14

(ORDINARY SOLICITATION PACKET)

(Omitted for this submission)

APPENDIX 15

(CORPORATE STRUCTURE CHART)

Corporate Structure of the Group

Heng Rui Xin Energy (HK) Co., Limited C HK
LDK New Energy Holding Limited C BVI
Fulai Investment Limited C BVI
12.99%
24.7%
21.56%
LDK Solar Co., Ltd. C CI
100%
LDK Silicon & Chemical Technology Co., Ltd. C CI
LDK Silicon Holding Co., Ltd. C HK
LDK Solar USA, Inc. C CA, USA
39.41%
Solar Power, Inc. F CA, USA
North Palm Springs Investments, LLC D CA, USA
LDK Solar Tech USA, Inc. B CA, USA
LDK Solar Systems, Inc. C DE, USA
80%
10%
2.92%
Century SolarJewel SA C LU
40%
Terrasol SA C LU
LDK Solar International Co., Ltd. A HK
LDK Solar Europe Holding, S.A. C LU
LDK Germany Holding, Gmbh C GER
71%
Sunways AG F GER
Sunways Production, GmbH D GER
LDK Solar Investment Holding (HK) Co. Ltd. A HK
Solar Power Holding (Hong Kong) Co., Ltd. A HK
SALEL S.R.L. H ITA
MOIAC S.R.L. D ITA
AIRON SAT S.R.L. D ITA
ATIS S.R.L. D ITA
ADAMA S.R.L. D ITA
LDK Trading Service Germany, GmbH – in liquidation B GER
LDK Solar Spain SL – in liquidation B ESP
LDK Solar Italia S.r.l. – in liquidation B ITA
LDK Solar Tech, Europe, GmbH – in liquidation B GER
54.1%
LAEM S.R.L. D ITA
LD THIN S.R.L. D ITA
SPI Solar New Jersey, Inc. B NJ, USA
SPIC, Inc. B CA USA
Solar Green Technology S.p.A – in liquidation B ITA
SPI Manufacturing, Inc. B CA USA
YES! Solar, Inc. C CA USA
YES! Construction Services, Inc. B CA USA
Greece Renewable Energy Ventures 1, LLC B CA USA
SDL Solar Ltd. CYPRUS
Greece Renewable Energy Ventures 2, LLC B CA USA
SPI China (HK) Limited A HK
International Assembly Solutions, Limited A HK
LDK Solar Canada, Inc. B CAN
LDK PV Tech (Hong Kong) Co., Ltd. A HK
LDK Solar Tech (Japan) Co., Ltd. B JPN
LDK Solar Hi-Tech (Hong Kong) Co., Ltd. A HK
LDK Offshore Entities
LDK Onshore Entities
JiangXi LDK Solar Hi-Tech Co., Ltd. G
Jiangxi LDK International Trade Co. Ltd. E HK
SPI China - in liquidation E
SPI (Shanghai) Co., Ltd. G
Xinyu Xinwei New Energy Co., Ltd. E
Jiangxi Xin Wei Power Co. Ltd E
LDK Solar Hi-Tech (Xinyu) Co., Ltd. E
Jiangxi LDK PV Silicon Technology Co., Ltd. E
Jiangxi LDK Solar Poly Silicon Co., Ltd. E
LDK Solar Hi-Tech (Suzhou) Co., Ltd. E
73.5%
LDK Solar Hi-Tech (Nanchang) Co., Ltd. E
26.5%
33.5%
JiangXi Sinoma New Solar Materials Co., Ltd. E
70%
Shigatse LDK Solar Power Co., Ltd. E
LDK Solar Power Technology (Xinyu) Co., Ltd. E
30%
Hohhot LDK New Energy and Engineering Co., Ltd. E
90%
LDK Solar Power Technology (Hefei) Co., Ltd. E
Anhui LDK New Energy Co., Ltd. G
LDK Optronics Technology Co., Ltd. E
5%
Jiuquan Shunfeng LDK Solar Co., Ltd. E
Wuwei LDK New Energy Power Co., Ltd. E
Taojiang LDK PV Technology Co., Ltd. E
Hetian LDK PV Technology Co., Ltd. E
Ezhou LDK PV Agricultural Science & Technology Co., Ltd. E
Bachu LDK PV Technology Co., Ltd. E
Anqui Xin Wei Jin Manke PV Technology Co., Ltd. E
20%

203043068.ppt

Corporate Structure of the Group
Prepared on 2 September 2014. This chart does not reflect the outcome of the Second SPI Placement.
C Heng Rui Xin Energy (HK) Co., Limited HK 12.99%
C LDK New Energy Holding Limited BVI 24.7%
C Fulai Investment Limited BVI 21.56% LDK Solar Co., Ltd. C CI 100%
C LDK Silicon & Chemical Technology Co., Ltd. CI 100%
C LDK Silicon Holding Co., Ltd. HK 100%
C LDK Solar USA, Inc. CA, USA 39.41%
F Solar Power, Inc. CA, USA 100% 100% 80%
D North Palm Springs Investments, LLC CA, USA B LDK Solar Tech USA, Inc. CA, USA
C LDK Solar Systems, Inc. DE, USA 10% LU C Century SolarJewel SA 100%
C Terrasol SA LU 40% 100% LDK Solar A International Co., Ltd. HK 100%
C LDK Solar Europe Holding, S.A. LU 100%
C LDK Germany Holding, Gmbh GER 71%
F Sunways AG GER 100% Sunways D Production, GmbH GER 100%
A Solar Power Holding (Hong Kong) Co., Ltd. HK 10% 2.92% 100% 100% 100% 100% 100% 100% 100% LDK Solar Investment A Holding (HK) Co. Ltd. HK
H SALEL S.R.L. ITA
D MOIAC S.R.L. ITA
D AIRON SAT S.R.L. ITA
D ATIS S.R.L. ITA
D ADAMA S.R.L. ITA 100% LDK Trading Service B Germany, GmbH – in liquidation GER 100%
B LDK Solar Spain SL – in liquidation ESP 100% LDK Solar Italia B S.r.l. – in liquidation ITA 100%
B LDK Solar Tech, Europe, GmbH – in liquidation GER 54.1%
D LAEM S.R.L. ITA 100%
D LD THIN S.R.L. ITA 100% B SPI Solar New Jersey, Inc. NJ, USA 100%
B SPIC, Inc. CA USA 100%
B Solar Green Technology S.p.A – in liquidation ITA 100% B SPI Manufacturing, Inc. CA USA 100%
C YES! Solar, Inc. CA USA 100%
B Greece Renewable Energy Ventures 1, LLC CA USA 100%
B Greece Renewable Energy Ventures 2, LLC CA USA 100%
A SPI China (HK) Limited HK 100%
A International Assembly Solutions, Limited HK 100%
B YES! Construction Services, Inc. CA USA 100% SDL Solar Ltd. CYPRUS
A LDK Solar HI-Tech (Hong Kong) Co., Ltd. HK 100% 100%
B LDK Solar Canada, Inc. CAN A LDK PV Tech (Hong Kong) Co., Ltd. HK 100% 100%
B LDK Solar Tech (Japan) Co., Ltd. JPN LDK Offshore Entities LDK Onshore Entities 100%
G JiangXi LDK Solar Hi-Tech Co., Ltd. 100% Jiangxi LDK International E Trade Co. Ltd. HK 100%
E SPI China - in liquidation 100%
G SPI (Shanghai) Co., Ltd. 100%
E LDK Solar Hi-Tech (Xinyu) Co., Ltd. E LDK Solar Hi-Tech (Suzhou) Co., Ltd. 100% 73.5% E LDK Solar Hi-Tech (Nanchang) Co., Ltd. 33.5%
E JiangXi Sinoma New Solar Materials Co., Ltd. 100% LDK Solar Power Technology (Xinyu) Co., Ltd. E 10% 90%
E LDK Solar Power Technology (Hefei) Co., Ltd. 100%
G Anhui LDK New Energy Co., Ltd. 100% E LDK Optronics Technology Co., Ltd. 5%
E Jiuquan Shunfeng LDK Solar Co., Ltd. 100%
E Xinyu Xinwei New Energy Co., Ltd. 100%
E Jiangxi Xin Wei Power Co. Ltd 100% Jiangxi LDK PV E Silicon Technology Co., Ltd. 100% Jiangxi LDK E Solar Poly Silicon Co., Ltd. 26.5% 70%
E Shigatse LDK Solar Power Co., Ltd. 30% 80%
E Hohhot LDK New Energy and Engineering Co., Ltd.
E Wuwei LDK New Energy Power Co., Ltd. 100% 80% E Taojiang LDK PV Technology Co., Ltd. 20% 20%
E Hetian LDK PV Technology Co., Ltd. 80% 80% E Ezhou LDK PV Agricultural Science & Technology Co., Ltd. 20% 80%
E Bachu LDK PV Technology Co., Ltd. 20% 20% E Anqui Xin Wei Jin Manke PV Technology Co., Ltd. 80%
(1) LDK Solar Co., Ltd shareholding in LDK Silicon & Chemical Technology Co., Ltd is subject to the terms of the Subscription and Shareholders Agreement entered into with certain investors.
A Hong Kong holding companies B Off-shore operating companies C Other off-shore holding companies
D Off-shore PV projects E On-shore operating companies
F Investments in public companies G On-shore holding companies
H SPV 203043068.ppt

APPENDIX 16

(CURRENT FINANCING AND SECURITY STRUCTURE FOR THE LDK OFFSHORE ENTITIES)

CURRENT FINANCING AND SECURITY STRUCTURE FOR THE LDK OFFSHORE ENTITIES
This chart constitutes a summary only and should be read together with Part 9 (Overview of the Group) of this Explanatory Statement. Please note that this chart does not include details in respect of intercompany payables.
Prepared on 2 September 2014. This chart does not reflect the outcome of the Second SPI Placement.
KEY Please note that all capitalised terms not otherwise defined herein shall have the meaning ascribed to in Appendix 1 (Definitions and Interpretation) Explanatory statements S means Issuer of the Senior Notes G means Senior Note Guarantors P means Shares pledged in respect of the Preferred Pledge Agreement I means Issuer of the Preferred Shares under the Preferred Documents
O means Preferred Obligor C means Issuer of the CNs B mean Borrower under Restructured CN Loans L means Borrower in respect of Project Loan Claims (see paragraph 14.9(u) for further details) SP means SPI Share Pledge LR means LDK Receivables Pledge
LG means Jiangxi LDK Solar Guarantee NP means North Palm Springs Pledge NPA means Security over the assets of North Palm Springs in connection with the NPS1A Project and NPS4A Project GL means Guarantor in respect of a Project Guarantee Claim
PF means Borrower under other acquisition and project finance loans granted by various Onshore Banks to various members of the Group (but does not include the Project Loan Claims) PFA means Assets pledged by entity pursuant to other acquisition and project finance loans granted by various Onshore Banks to various members of the Group (but does not include the Project Loan Claims)
EPC means EPC Guarantee LDK Offshore Entities1 Heng Rui Xin Energy (HK) Co., Limited HK LDK New Energy Holding Limited BVI Fulai Investment Limited BVI 24.7% 12.99% S LR L EPC B LDK Solar Co., Ltd. O C GL CI 21.56% 100% I O LDK Silicon & Chemical Technology Co., Ltd. CI 100% O LDK Silicon Holding Co., Ltd. HK 100% NP SP G LDK Solar USA, Inc. CA, USA
39.41% Solar Power, Inc. CA, USA 2.92% 10% 100% 100% 80% NPA North Palm Springs Investments, LLC CA, USA G LDK Solar Tech USA, Inc. CA, USA LDK Solar Systems, Inc. DE, USA 10% Century SolarJewel SA LU 40% 100% Terrasol SA LU
100% G LDK Solar International Co., Ltd. HK 100% LDK Germany Holding, Gmbh GER 100% G PF LDK Solar Europe Holding, S.A. LU 71% PF Sunways AG GER 100% Sunways Production, GmbH GER 100% Solar Power Holding (Hong Kong) Co., Ltd. HK
100% SALEL S.R.L. 100% MOIAC S.R.L. ITA 100% AIRON SAT S.R.L. ITA 100% ATIS S.R.L. ITA 100% ADAMA S.R.L. ITA
100% LDK Solar Investment Holding (HK) Co. Ltd. HK 100% 100% G LDK Trading Service Germany, GmbH - in liquidation GER
100% G LDK Solar Spain SL - in liquidation ESP 100% G LDK Solar Italia S.r.l. - in liquidation ITA 100% LDK Solar Tech, Europe, GmbH - in liquidation GER 54.1% LAEM S.R.L. ITA 100% PFA LD THIN S.R.L. ITA 100% SPI Solar New Jersey, Inc. NI USA 100% 100% SPIC, Inc. CA USA 100% PF Solar Green Technology S.p.A – in liquidation ITA 100% SPI Manufacturing, Inc. CA USA 100% Yes! Solar, Inc. CA USA 100% Greece Renewable Energy Venture 1, LLC CA USA 100% Greece Renewable Energy Venture 2, LLC CA USA 100% SPI China (HK) Limited HK 100% 100% International Assembly Solutions, Limited HK
100% Yes! Construction Services, Inc. CA USA 100% SDL Solar Ltd. CYPRUS 100% LDK Solar Canada, Inc. CAN G LDK Solar HI-Tech (Hong Kong) Co., Ltd. HK 100% G LDK PV Tech (Hong Kong) Co., Ltd. HK 100% 100% LDK Solar Tech (Japan) Co., Ltd. JAP 100% P O JiangXi LDK Solar Hi-Tech Co., Ltd. LG 100% Jiangxi LDK International Trade Co. Ltd. HK 100% SPI China – in liquidation 100% SPI (Shanghai) Co., Ltd. LDK Onshore Entities 100% LDK Solar Hi-Tech (Xinyu) Co., Ltd. LDK Solar Hi-Tech (Suzhou) Co., Ltd. 73.5% LDK Solar Hi-Tech (Nanchang) Co., Ltd. 33.5% JiangXi Sinoma New Solar Materials Co., Ltd. 100% LDK Solar Power Technology (Xinyu) Co., Ltd. 10% 90% LDK Solar Power Technology (Hefei) Co., Ltd. 100% Anhui LDK New Energy Co., Ltd. 100% LDK Optronics Technology Co., Ltd. 5% Jiuquan Shunfeng LDK Solar Co., Ltd. 100% Xinyu Xinwei New Energy Co., Ltd. 100% Jiangxi Xin Wei Power Co. Ltd 100% O Jiangxi LDK PV Silicon Technology Co., Ltd. 100% O Jiangxi LDK Solar Poly Silicon Co., Ltd. 100% 26.5% 70% 30% 80% Shigatse LDK Solar Power Co., Ltd. Hohhot LDK New Energy Engineering Co., Ltd. Wuwei LDK New Energy Power Co., Ltd. 100% 80% Taojiang LDK PV Technology Co., Ltd. 20% 20% Hetian LDK PV Technology Co., Ltd. 80% 80% Ezhou LDK PV Agricultural Science & Technology Co., Ltd. 20% 80% Bachu LDK PV Technology Co., Ltd. 20% 20% Anqui Xin Wei Jin Manke PV Technology Co., Ltd. 80%
202418060v4.ppt
1 Details of the current onshore financing and security structure is not included in this chart. Please refer to paragraph 14.10 of this Explanatory Statement for further detail.

APPENDIX 17

(POST-RESTRUCTURING FINANCE AND SECURITY STRUCTURE FOR THE LDK OFFSHORE ENTITIES)

POST RESTRUCTURING FINANCING AND SECURITY STRUCTURE FOR THE LDK OFFSHORE ENTITIES This chart constitutes a summary only and should be read together with Part 9 (Overview of the Group) of this Explanatory Statement. Please note that chart does not include details in respect of intercompany payables. Prepared on 2 September 2014. This chart does not reflect the outcome of the Second SPI Placement. KEY Please note that all capitalised terms not otherwise defined herein shall have the meaning ascribed to in Appendix 1 (Definitions and Interpretation) Explanatory statements CB means issuer of the 2018 Convertible Bonds PCB means issuer of Preferred Convertible Bonds L means Borrower in respect of Project Loan Claims (see paragraph 14.9(u) for further details) PCP means the Preferred Convertible Pledge Agreement LSP means the LDK Silicon Pledge GLS means the Subsidiary Guarantee SP means SPI Share Pledge LR means LDK Receivables Pledge LG means LDK Jiangxi Guarantee NP means North Palm Springs Pledge GL means Guarantor in respect of Project Guarantee Claim means Borrower under other acquisition PF and project finance loans granted by various Onshore Banks to various members of the Group (but does not include Project Loan Claims) means Assets pledged by entity pursuant PFA to other acquisition and project finance loans granted by various Onshore Banks to various members of the Group (but does not include the Project Loan Claim) EPC means EPC Guarantee LDK Offshore Entities¹ Heng Rui Xin Energy (HK) Co., Limited HK 12.99% LDK New Energy Holding Limited BVI 24.7% CB LSP L EPC LDK Solar Co., Ltd. PCP GL PCB CI 21.56% Fulai Investment Limited BVI 100% GLS LDK Silicon & Chemical 100% Technology Co., Ltd. CI 100% LDK Silicon Holding Co., Ltd. HK 100% LR LDK Solar USA, Inc. CA, USA 39.41% SP Solar Power, Inc. CA, USA 2.92% 100% 100% 80% 10% NP North Palm Springs Investments, LLC CA, USA LDK Solar Tech USA, Inc. CA, USA LDK Solar Systems, Inc. DE, USA 10% Century SolarJewel SA LU 40% 100% Terrasol SA LU 100% LDK Solar International Co., Ltd. HK 100% LDK Solar Europe Holding, S.A. 100% LDK Germany Holding, Gmbh GER 71% L PF Sunways AG GER 100% LDK Solar Investment Holding (HK) Co. Ltd. HK 100% Sunways Production, GmbH GER 100% Solar Power Holding (Hong Kong) Co., Ltd. HK 100% SALEL S.R.L. ITA 100% MOIAC S.R.L. ITA 100% AIRON SAT S.R.L. ITA 100% ATIS S.R.L. ITA 100% ADAMA S.R.L. ITA 100% LDK Trading Service Germany, GmbH - in liquidation GER 100% LDK Solar Spain SL - in liquidation ESP 100% LDK Solar Italia S.r.l. - in liquidation ITA 100% LDK Solar Tech, Europe, GmbH - in liquidation GER 54.1% LAEM S.R.L. ITA 100% PFA LD THIN S.R.L. ITA 100% SPI Solar New Jersey, Inc. NI USA 100% SPIC, Inc. CA USA 100% PF Solar Green Technology S.p.A. - in liquidation ITA 100% SPI Manufacturing, Inc. CA USA 100% Yes! Solar, Inc. CA USA 100% Yes! Construction Services, Inc. CA USA 100% Greece Renewable Energy Venture 1, LLC CA USA 100% SDL Solar Ltd. CYPRUS 100% Greece Renewable Energy Venture 2, LLC CA USA 100% SPI China (HK) Limited HK 100% 100% International Assembly Solutions, Limited HK 100% LDK Solar Canada, Inc. CAN LDK Solar HI-Tech (Hong Kong) Co., Ltd. HK 100% LDK PV Tech (Hong Kong) Co., Ltd. HK 100% 100% LDK Solar Tech (Japan) Co., Ltd. JAP 100% JiangXi LDK Solar Hi-Tech Co., Ltd. LG 100% Jiangxi LDK International Trade Co. Ltd. HK 100% SPI (China) in liquidation 100% SPI (Shanghai) Co., Ltd. 100% Xinwei New Energy Co., Ltd. LDK Onshore Entities 100% LDK Solar Hi-Tech (Xinyu) Co., Ltd. LDK Solar Hi-Tech (Suzhou) Co., Ltd. 73.5% LDK Solar Hi-Tech (Nanchang) Co., Ltd. 33.5% JiangXi Sinoma New Solar Materials Co., Ltd. 100% LDK Solar Power Technology (Xinyu) Co., Ltd. 10% 90% LDK Solar Power Technology (Hefei) Co., Ltd. 100% Anhui LDK New Energy Co., Ltd. 100% LDK Optronics Technology Co., Ltd. 5% Jiuquan Shunfeng LDK Solar Co., Ltd. 100% Jiangxi Xin Wei Power Co. Ltd 100% Jiangxi LDK PV Silicon Technology Co., Ltd. 100% Jiangxi LDK Solar Poly Silicon Co., Ltd. 100% 26.5% 70% Shigatse LDK Solar Power Co., Ltd. 30% 80% Hohhot LDK New Energy Engineering Co., Ltd. Wuwei LDK New Energy Power Co., Ltd. 100% 80% Taojiang LDK PV Technology Co., Ltd. 20% 20% Hetian LDK PV Technology Co., Ltd. 80% 80% Ezhou LDK PV Agricultural Science & Technology Co., Ltd. 20% 80% Bachu LDK PV Technology Co., Ltd. 20% 20% Anqiu Xin Wei Jin Manke PV Technology Co., Ltd. 80% ¹ Details of the post restructuring onshore financing and security structure is not included in this chart. Please refer to paragraph 14.10 of this Explanatory Statement for further detail. 203235707.ppt

APPENDIX 18

(SUMMARY OF MATERIAL CONTRACTS)

	LDK Entity	Counter Party	Description	Date
1.	LDK Solar Co., Ltd.	Heng Rui Xin Energy Co., Ltd.	Share Purchase Agreement	October 19, 2012 (as amended from time to time)

2.	LDK Solar Co., Ltd.	Sumitomo Corporation	Termination of the long-term solar wafer supply agreement	On or about November 6, 2012

3.	LDK Solar Co., Ltd.	Wacker Chemie AG	Termination of the long-term solar wafer supply agreement	On or about November 13, 2012

4.	LDK Solar Co., Ltd	Sunways AG	Confirmation of Financial Support by LDK Group	November 21, 2012

5.	LDK Solar Co., Ltd	The Bank of New York Mellon (London Branch) The Bank of New York (Luxemburg)	Second Supplemental Indenture	December 24, 2012

6.	LDK Solar Co., Ltd.	Shanghai Qianjiang Group	Share Purchase Agreement	On or about January 2, 2013

7.	LDK Solar Co., Ltd.	Fulai Investments Limited	Share Purchase Agreement	January 21, 2013 (as amended from time to time)

8.	Anhui LDK New Energy Co., Ltd. LDK Solar High-Tech (Hefei) Co., Ltd.	Hefei High Tech Industrial Development Social Service Corporation, an affiliate of Heifei City government	Asset sales agreement	April 16, 2013

9.	LDK Solar Co., Ltd.	EA Solar Nakornsawan Co., Ltd	Wafer supply contract	April 17, 2013

10.	LDK Solar Co., Ltd.	41 different parties comprising CN Holders	Various Facility and Settlement Agreements	Entered into between April 19, 2014 and July 26, 2013

App 18 - 1

	LDK Entity	Counter Party	Description	Date
11.	LDK Solar Co., Ltd.	Realforce Power Co., Ltd	Wafer supply contract	May 16, 2013

12.	LDK Solar Co., Ltd.	Jefferies LLC	Engagement Agreement	On or around September 13, 2013

13.	LDK Solar Co., Ltd. Subsidiary Guarantors listed in Schedule 1 thereto	Holders of a majority of the aggregate principal amount of its US$-Settled 10% Senior Notes due 2014 listed in Schedule 2 thereto	Forbearance Arrangement (as extended from time to time)	September 26, 2013

14.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	11 commercial banks	Credit Facility Framework Agreement	November 11, 2013

15.	LDK Solar Hi-Tech (Nanchang) Co., Ltd.	Energy Absolute PCL	Module supply contract	7 July 2014

16.	Jiangxi LDK Solar Hi-Tech Co., LTD	Solartech Energy Corp	Wafer sales agreement	April 14, 2014

17.	Jiangxi LDK Solar Hi-Tech Co., LTD	Gintech Energy Corporation	Wafer sales agreement	April 29, 2014

18.	Jiangxi LDK Solar Hi-Tech Co., LTD	S&T Solar Co., Ltd	Please refer to the description of these contracts at paragraph 14.17(b)-(c) of Part 9 (Overview of the Group) of this Explanatory Statement	July 8, 2014

19.	Jiangxi LDK Solar Hi-Tech Co., LTD	I-Renew (HK) Co., Ltd	Please refer to the description of these contracts at paragraph 14.17(b)-(c) of Part 9 (Overview of the Group) of this Explanatory Statement	July 24, 2014

App 18 - 2

APPENDIX 19

(RELATED PARTY TRANSACTIONS CARRIED OUT BETWEEN 1 JANUARY 2013 TO 30 JUNE 2014)

No.	LDK Entity	Related Party	Relationship Between LDK Entity and Related Party	Date of Transaction	Amount	Description of Transaction

For Year ended 31 December 2013

1.	LDK Solar International Co., Ltd.	LDK New Energy Holding Ltd.	Shareholder of LDK Solar CO., Ltd.	28 June 2013	US$735,000	Payment to LDK New Energy to settle payables

2.	LDK Solar International Co., Ltd.	LDK New Energy Holding Ltd.	Shareholder of LDK Solar CO., Ltd.	28 June 2013	US$1,200,000	Payment to LDK New Energy to settle payables

3.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Jiangxi Liouxin Industry Co., Ltd.	Mr Peng’s family owned company	5 November 2013	RMB85,138,662	Real properties transferred by Jiangxi Liouxin Industry Co., Ltd. to the Group to settle receivables

4.	LDK Solar Hi-Tech (Nanchang) Co., Ltd.	Shunfeng Photovoltaic	Under common control with LDK shareholder, Fulai Investments Ltd.	Full year 2013	RMB 73,558,892 in aggregate	Agreements to sell modules to Shunfeng Photovoltaic

5.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Shunfeng Photovoltaic	Under common control with LDK shareholder, Fulai Investments Ltd.	Full year 2013	RMB 105,152,971 in aggregate	Agreements to sell wafers to Shunfeng Photovoltaic

6.	LDK Solar Hi-Tech (Nanchang) Co., Ltd.	Shunfeng Photovoltaic	Under common control with LDK shareholder, Fulai Investments Ltd.	Full year 2013	RMB 35,392,274 in aggregate	Agreements to purchase cells from Shunfeng Photovoltaic

App 19 - 1

No.	LDK Entity	Related Party	Relationship Between LDK Entity and Related Party	Date of Transaction	Amount	Description of Transaction

7.	LDK Solar Power Technology (Xinyu) Co., Ltd.	Shunfeng Photovoltaic	Under common control with LDK shareholder, Fulai Investments Ltd.	Full year 2013	RMB 138,060,821 in aggregate	Agreements to purchase modules from Shunfeng Photovoltaic

8.	Jiangxi LDK Solar Polysilicon Co., Ltd.	Jiangxi Sinoma	Associate of Jiangxi LDK Solar Hi-Tech Co., Ltd.	Full year 2013	RMB 119,350 in aggregate	Agreements to purchase ceramic heat insulation cover from Sinoma

9.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Jiangxi Sinoma	Associate of Jiangxi LDK Solar Hi-Tech Co., Ltd.	Full year 2013	RMB 37,864,777 in aggregate	Agreements to purchase crucibles from Sinoma

10.	Jiangxi LDK Solar Hi-Tech Co., Ltd./LDK Solar Hi-Tech (Nanchang) Co., Ltd./LDK Solar Hi-Tech (Xinyu) Co., Ltd.	Jiangxi Liouxin Industry	Mr Peng’s family owned company	Full year 2013	RMB 5,497,865 in aggregate	Agreements to purchase low value consumables from Liouxin

11.	LDK Solar Hi-Tech (Nanchang) Co., Ltd	Saiwen Industry (Suzhou)	Mr Peng’s family owned company	Full year 2013	RMB 235,248 in aggregate	Agreements to purchase auxiliary materials from Saiwen

For Six-Months ended 30 June 2014

12.	LDK Solar CO., Ltd.	LDK New Energy Holding Ltd.	Shareholder of LDK Solar CO., Ltd.	28 January 2014	US$2,000,000	Loan from LDK New Energy to LDK Solar pursuant to a Convertible Promissory Note

App 19 - 2

No.	LDK Entity	Related Party	Relationship Between LDK Entity and Related Party	Date of Transaction	Amount	Description of Transaction

13.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Shunfeng Photovoltaic	Under common control with LDK shareholder, Fulai Investments Ltd.	First half 2014	RMB 84,640,000 in aggregate	Agreements to sell wafers to Shunfeng Photovoltaic

14.	LDK Solar Hi-Tech (Nanchang) Co., Ltd	Shunfeng Photovoltaic	Under common control with LDK shareholder, Fulai Investments Ltd.	First half 2014	RMB 4,200,577 in aggregate	Agreements to purchase cells from Shunfeng Photovoltaic

15.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Jiangxi Sinoma	Associate of Jiangxi LDK Solar Hi-Tech Co., Ltd.	First half 2014	RMB 29,390,000 in aggregate	Agreements to purchase crucibles from Sinoma

16.	Jiangxi LDK Solar Hi-Tech Co., Ltd./LDK Solar Hi-Tech (Nanchang) Co., Ltd./LDK Solar Hi-Tech (Xinyu) Co., Ltd.	Jiangxi Liouxin Industry	Mr Peng’s family owned company	First half 2014	RMB 3,390,629 in aggregate	The LDK entity entered into various agreements for the purchase of low value consumables from Liouxin, for the first 6 months of 2014.

17.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	HRX	Shareholder of LDK Solar CO., Ltd.	First half 2014	RMB 32,080,000 in aggregate	Agreements to sell wafers to HRX

App 19 - 3

APPENDIX 20

(ACTUAL OR THREATENED LEGAL PROCEEDINGS AGAINST GROUP COMPANIES)

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
A. ONSHORE PROCEEDINGS RELATING TO GROUP COMPANIES (OTHER THAN RELATING TO SCHEMED COMPANIES)

1.	N/A	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Hemao Technology (Hong Kong) Co., Ltd.	The Plaintiff claims for the right to (i) terminate a Purchase Contact; (ii) a refund in respect of the remaining advance payment in the amount of US$3,500,000 and accrued interest thereon; (iii) to pay liquidated damages in the amount of US$350,000; and (iv) to pay the attorney’s fee and arbitration costs.	US$3,500,000

The tribunal awarded in favour of the Plaintiff in respect of all claims made.

The Defendant has since become bankrupt. The Plaintiff has sought judgment in Taiwan, in respect of the Defendant’s Taiwanese assets, as well as seeking a judgment that the Defendant’s legal representative committed fraud.

China International Economic and Trade Arbitration Commission (CIETAC); Shanghai Sub-commission

2.	N/A	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Hemao Technology (Hong Kong) Co., Ltd.	The Plaintiff claims that Hemao’s legal representative committed fraud, as well as for the enforcement of the award rendered by the CIETAC as described above.	N/A	The Court held on March 31, 2014 that the case shall be resolved in accordance with civil procedures. Following an appeal, it was decided that Suzhou Intermediate People’s Court shall re-examine the case.	Taiwan Hsinchu District Prosecutors Office

3.	16.10.2009	Jiangxi LDK Solar Hi-tech Co., Ltd	Mosel Viteic Inc.

The Plaintiff claims for the following:

(a)    Sums due for the delivery of wafer’s to the Defendant in the amount of US$2,836,255.50.

(b)    Prepayments made in respect of recycled Polysilicon, totalling US$1,512,409.80.

(c)    The loss suffered by the Plaintiff for the non-fulfilment of the contract, totalling about US$13,507,420.00.

(d)    Potential gains forfeited in respect of the contract, totalling US$96,994,357.66.

The Plaintiff made a counter claim against the Defendant seeking the return of the advance payment balance of US$28,611,780.00.

					US$143,462,222.96	A judgement has been issued, ordering the Plaintiff to make payment of US$12,000,000 to the Defendant. The Defendant has not take any action to enforce.	Hong Kong International Arbitration Centre

[1]	Please note that claims relating to LDK Onshore Entities in respect of amounts falling below the threshold of US$2,000,000 have not been included for the purposes of this Appendix.

App 20 - 1

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
4.	1.6.2010	Jiangxi LDK Solar Hi-Tech Co., Ltd	Helios Technology SPA	The Plaintiff claims for sums in respect of a down payment made under a wafer supply agreement, and a related take or pay clause.	US$30,743,659.50

The Arbitration Tribunal awarded the Plaintiff a sum of US$32,108,315.40, and the sum of €221,526.85 for legal fees incurred.

The Plaintiff filed an enforcement application with the Italian Court on or around November 2010. A final hearing in respect of this was held on or around January 2013.

The Defendant was subsequently declared bankrupt on 14 May 2013, as such execution proceedings have been suspended. The Plaintiff filed a request for the admission of liabilities, thereafter the judge granted the Plaintiff an unprivileged credit for the sum of US$29,410,785.65 on 30 October 2013.

It is currently impossible to foresee if or when, and to what extent such a credit will be paid.

							International Chamber of Commerce, International Court of Arbitration, and subsequently the Court of Padua, Italy, in respect of enforcement proceedings

5.	28.7.2010	CSI (Suzhou)	Jiangxi LDK Solar Hi-Tech Co., Ltd.	The Plaintiff claims for the termination of a Supply Agreement and the return of a deposit in the sum of RMB60,000,000. The Defendant has made a counterclaim for damages in the amount of RMB600,000,000.	RMB60,000,000	The Court ruled in favour of the Defendant awarding damages in the amount of RMB188,903,816.	CIETAC

App 20 - 2

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
6.	1.8.2010	Jiangxi LDK Solar Hi-tech Co., Ltd	Itarion Solar	The Plaintiff claims for a credit over the Defendant in the amount of US$160,000,000, for losses in respect of the alleged wrongful termination and non-performance of the contract.	US$160,000,000	The parties have agreed a Settlement Agreement, whereby the Defendant retains the amount of US$41,797,000, and pays to the Plaintiff a sum of €200,000, to be executed in September 2014. This is in respect of all disputes with the Plaintiff.	International Chamber of Commerce of Paris, International Court of Arbitration

7.	1.8.2010	Jiangxi LDK Solar Hi-tech Co., Ltd	Insolvency Administrator of Itarion Solar	The Plaintiff has issued proceedings requesting the recognition of a credit over the Defendant and the determination that such credit has been duly claimed and recognized under the law.	The claim was in respect of the recognition of a credit over the Defendant.	The parties have agreed a Settlement Agreement, whereby the Plaintiff retains the amount of US$41,797,000, and pays to the Defendant a sum of €200,000, to be executed in September 2014. This is in respect of all disputes with the Defendant.	Tribunal do Comércio de Vila Nova de Gaia, Portugal

8.	6.8.2010	Jiangxi LDK Solar Hi-tech Co., Ltd	Itarion Solar

The Plaintiff is a vendor for polysilicon, and a customer of the Defendant in respect of wafer products.

The Plaintiff entered into a long term contract with the Defendant, as well as making a prepayment covered by a bank guarantee provided by the Bank of China, in the amount of US$41,797,000. The current balance of the prepayment is approximately US$38,000,000.

The Plaintiff alleges that the Defendant wrongly called on the guarantee in breach contract.

					The claim was not in respect of an amount. The Plaintiff requested an injunction to the Higher People’s Court of the Jiangxi Province, in order to suspend payment under the bank guarantee.	The parties have agreed a Settlement Agreement, whereby the Plaintiff retains the amount of US$41,797,000, and pays to the Defendant a sum of €200,000, to be executed in September 2014. This is in respect of all disputes with the Defendant.	Supreme Court of China

App 20 - 3

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
9.	10.11.2010	SILCIO S.A.	Jiangxi LDK Solar Hi-Tech Co., Ltd	The Plaintiff demands a sum of US$3,877,200, paid to the Defendant as part of a down-payment under an agreement, and a declaration from the Arbitration Tribunal that such agreement was validly terminated.	US$3,877,200

The Arbitration Tribunal has terminated the ICC proceedings pursuant to the execution of a Settlement Agreement between the parties.

The parties agreed that the Plaintiff was not entitled to terminate the agreement, and as such, the Plaintiff has no claims for the repayment of the unamortized part of the down-payment which the Defendant is entitled to retain.

							International Chamber of Commerce International Court of Arbitration

10.	15.12.2011	Aote Technology (Suzhou) Co., Ltd.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	The Plaintiff claims for sums in the amount of RMB12,863,440 for construction costs; and deferred interest in the amount of RMB388,929, arising from a Construction Contract.	RMB12,863,440; and deferred interest in the amount of RMB388,929.	The Court awarded sums in the amount of RMB9,332,134, and RMB74,060.67, for legal expenses, to the Plaintiff. The Defendant has complied with this judgment.	Intermediate People’s Court of Xinyu

11.	13.6.2012	LDK Solar Hi-Tech (Suzhou) Co. Ltd.	Ningxia Yingxing Polycrytalline Cilicon Co., Ltd.	The Plaintiff claims for sums owed for a deposit in respect goods supplied in the amount of RMB24,978,000, as well as RMB3,854,000 in respect of compensation for financial loss.	RMB28,832,000	The Defendant has agreed to make payments in accordance with the agreed schedule. Thus far payments in the amount of RMB7,250,000 have been made, with RMB20,982,000 being overdue. As a result the Court has seized the Defendant’s relevant equipment and inventory.	High People’s Court of Ningxia Hui Autonomous Region

12.	25.6.2012	LDK Solar Power Technology (Xinyu) Engineering Co., Ltd.	(i) Zoucheng LDK Solar Power Biological Garden Development Co., Ltd.; (ii) Hou Xiaofeng; (iii) Liu Hongjian; and (iv) Zoucheng Guihe Accounting Firm

The Plaintiff claims for the payment of a sum in the amount of RMB66,118,880 in overdue payments.

The Defendant has made a counter claim in respect of the provision of photovoltaic power generation components, and for loss in the amount of RMB46,000,000.

					RMB66,118,880

The Court ordered the first Defendant to pay RMB66,118,800 to the Plaintiff, and the Plaintiff to make payments to the first Defendant in the amount of RMB1,390,000, as well as providing the first Defendant with functioning photovoltaic power generation components. The fourth Defendant will bear the Plaintiff’s legal costs.

The first Defendant lodged an appeal with the Highest People’s Court, which was heard on April 25, 2014; the outcome is pending.

							High People’s Court of Shandong Province

App 20 - 4

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
13.	15.8.2012	Shanghai Rural Commercial Bank Co., Ltd. Huangpu Sub-Branch	LDK Solar Hi-Tech (Suzhou) Co., Ltd.	The Plaintiff claims for sums in the amount of RMB106,708,867.54, and interest accrued, as well as legal costs incurred.	RMB106,708,867.54

Five Mediation Agreements have been entered into, whereby the Defendant agrees to make payments in accordance with the agreed schedule, in the aggregate amount of RMB106,708,866.

Thus far RMB61,837,970.06 remains outstanding. 1,000 components are currently under seizure, with an approximate value of RMB14,440,000.

							Shanghai Huangpu District People’s Court

14.	8.9.2012	Sixth Construction Co., Ltd. of China National Chemical Engineering Group Corporation	Jiangxi LDK Polysilicon	The Plaintiff claims for a sum in the amount of RMB42,860,662.22 in respect of construction costs.	RMB42,860,662.22	The Court ordered the Defendant to pay the Plaintiff a sum in the amount of RMB31,435,071.13.	Xinyu Arbitration Commission

15.	24.9.2012	Jiangxi LDK Solar Hi-tech Co., Ltd	EL– Ital Spa.	The Plaintiff claims for the recovery of debt and accrued interest.	€143,627.75, of which €2,155.00 constitutes legal costs.	The Plaintiff has accepted a 30% offer in respect of the amount claimed from the Defendant, and is currently awaiting payment of such sum.	Court of Avellino, Italy

16.	24.9.2012	Huangpu Branch of Shanghai Rural Commercial Bank	Jiangxi LDK Solar Hi-Tech Co., Ltd.	The Plaintiff claims for an advance payment in the amount of RMB35,604,000, plus overdue penalty interest, and 0.05% daily compound interest, as well as litigation costs and preservation costs, arsing from the alleged breach of a Financial Loan Contract.	RMB35,604,000, plus overdue penalty interest, and 0.05% daily compound interest, as well as litigation costs and preservation costs	The Court has made attempts to supervise the execution of the Financial Loan Contract on numerous occasions. The Court has now commenced seizing the related bank accounts [of the Defendant].	Huangpu District People’s Court

App 20 - 5

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
17.	24.9.2012	OMEC Technology Co., Ltd.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	The Plaintiff claims a sum in the amount of RMB61,873,553.57 plus overdue penalties totalling an amount of RMB2,604,670.36, as well as litigation costs, in connection with a Sale and Purchase Agreement.	RMB61,873,553.57 plus overdue penalties totalling an amount of RMB2,604,670.36, as well as litigation costs

The Court ordered that the Defendant make the relevant payment of RMB61,873,553.57, as well as sums in respect of interest and litigation costs, within ten days from the judgement date, being January 9, 2013, to the Plaintiff.

The Plaintiff has applied for the enforcement of such judgement. The Defendant has made a payment of RMB4,000,000 in the meantime. The case has been referred to the Intermediate People’s Court for execution.

							Jiangxi High People’s Court

18.	6.11.2012	Jiangxi LDK Solar Hi-Tech Co., Ltd.	Guangxi Yuchai Machinery Group Co., Ltd.	The Plaintiff claims a sum in the amount of RMB315,025,200, in connection with a Sale and Purchase Agreement.	RMB315,025,200	A first Court hearing was held on February 17, 2014. The Court is currently obtaining additional evidence, prior to the second Court hearing.	Guangxi High People’s Court

19.	1.12.2012	LDK Solar Hi-tech Co, Ltd	T-Squared, Inc.	The Plaintiff claims for the recovery of debt and accrued interest.	US$750,000.00	The Court required the Defendant to pay an amount of US$1,131,093.06 in final judgement. The Plaintiff is currently preparing the post-judgment procedure.	Western Court of Washington

App 20 - 6

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
20.	12.12.2012	Hewlett-Packard Leasing Co., Ltd.	Jiangxi LDK Solar Hi-Tech Co., Ltd.	The Plaintiff claims for: (i) the termination of a Lease Contract, (ii) rental sums in the amount of RMB7,193,698 and interest accrued, (iii) liquidated damages in the amount of RMB52,808.85, (iv) equipment rent in the amount of RMB11,492,122.50, and (v) arbitration costs.	Rental sums in the amount of RMB7,193,698 and interest accrued; liquidated damages in the amount of RMB52,808.85; equipment rent in the amount of RMB11,492,122.50, and arbitration costs.	The Court has ordered that the Plaintiff make payments to the Defendant in respect of: (i) the purchase price in the amount of RMB1,768,273.7, (ii) default penalty payments in the amount of RMB17,682.74, (iii) legal expenses in the amount of RMB16,456, and (iv) arbitration costs totalling RMB45,736.	CIETAC

21.	12.12.2012	Schneider Automation Engineering (Shanghai) Co., Ltd.	Jiangxi LDK Photovoltaic Silicon Technology Co., Ltd.	The Plaintiff claims for sums in the amount of (i) RMB22,596,785.25 in respect of sums owing under a Sale and Purchase Contract, (ii) RMB 647,010.97 in respect of interest accrued, and (iii) arbitration and legal fees.	RMB22,596,785.25 in respect of sums owing under a Sale and Purchase Contract, and RMB 647,010.97 in respect of interest accrued	The Court ordered the Defendant to make payments in the amount of RMB12,663,341.35 and interest accrued thereon, and lawyer’s/arbitration fees in the amount of RMB145,979.90, to the Plaintiff.	Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center)

22.	13.12.2012	Helios Technology SPA	Jiangxi LDK Solar Hi-Tech Co.,Ltd	The Plaintiff demands the termination of an agreement dated 13.12.2007, and the subsequent payment of a sum of US$7,886,000, paid to the Defendant as part of a down payment made under the agreement.	US$7,888,000.00	The bankruptcy of the Plaintiff, as referred to above, subsequently led to a declaration of the Court cancelling the proceeding, on 21 November 2013.	Court of Padua, Italy

23.	26.12.2012	China Merchants Bank Co., Ltd. Suzhou Wuzhong Sub-Branch	LDK Solar Hi-Tech (Suzhou) Co. Ltd.	The Plaintiff claims for sums in the amount of RMB73,109,388.64 (US$9,960,000)	RMB73,109,388.64 (US$9,960,000)

The Defendant has agreed to make payments in accordance with the agreed schedule, in the aggregate amount of RMB118,000,000; the remaining principle in the amount of RMB16,195,705.85; interest in the amount of RMB9,507,631.41 and additional legal expenses.

Thus far RMB61,205,895.40 remains outstanding. An Enforcement Notice was received for the second time on Dec. 31, 2013.

							Intermediate People’s Court of Suzhou

App 20 - 7

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
24.	12.6.2013	Jiangxi LDK Solar Hi-Tech Co., Ltd	CSI Suzhou; CSI Changshu	The Plaintiff claims for an amount of RMB25,000,000 being a deposit made under a Sale and Purchase Agreement, as well as litigation costs.	RMB25,000,000	Proceedings have been suspended.	Intermediate People’s Court of Xinyu

25.	18.6.2013	ABB (China) Limited	Jiangxi LDK Photovoltaic Silicon Technology Co., Ltd.	The Plaintiff claims for sums in the amount of (i) RMB 13,911,332.85 in respect of sums owing under a Sale and Purchase Contract, (ii) RMB 2,487,346.31 in respect of interest accrued, and (iii) arbitration and legal fees.	RMB 13,911,332.85 in respect of sums owing under a Sale and Purchase Contract, and RMB 2,487,346.31 in respect of interest accrued.	The Court ordered the Defendant to make payments in the amount of RMB13,911,332.85 in respect of equipment received under the Sale and Purchase Contract, RMB2,487,346.31 in respect of interest accrued, and lawyer’s/arbitration fees in the amount of RMB273,539.	Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center)

26.	12.6.2013	Jiangxi LDK Solar Hi-Tech Co., Ltd	CSI Suzhou	The Plaintiff claims for an amount of RMB35,000,000 being a deposit made under a Sale and Purchase Agreement, as well as litigation costs.	RMB35,000,000	Proceedings have been suspended.	Intermediate People’s Court of Xinyu

27.	24.9.2013	Dongfang Electric (Yixing) MAGI Group Co., Ltd.	Jiangxi LDK Solar Hi-Tech Co., Ltd	The Plaintiff claims for an amount of RMB56,100,000 being a deposit made under a Sale and Purchase Agreement, as well as litigation costs.	RMB56,100,000	The parties are currently contesting the jurisdiction of the Court.	Intermediate People’s Court of Wuxi

App 20 - 8

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
28.	21.2.2014	Helios Photo Voltaic Ltd (Moser Baer)	Jiangxi LDK Solar Hi-tech Co., Ltd	The Plaintiff claims for the payment of a sum of US$34,614,305.00 which represents an advance payment made under the contract, and accrued interest. Such a sum is currently being held by China Merchant Bank, the balance of which the Defendant wishes to unfreeze.	US$34,614,305.00	The Plaintiff filed the Notice of Arbitration on February 21,2014. The parties are currently in talks regarding the choice of Arbitrator and adoption of Arbitration Rules.	Arbitration before Hong Kong International Arbitration Centre

29.	7.5.2014	Tokyo Rope Mfg.Co., Ltd	Jiangxi LDK Solar Hi-tech Co., Ltd	The Plaintiff claims for the payment of the balance of the purchase price for a Wire Saw Machine, and sums in respect of damages.	US$24,000,000	The Plaintiff filed a Notice of Arbitration on 30 June 2014. The parties are currently in talks regarding the choice of Arbitrator and adoption of Arbitration Rules.	Arbitration before Hong Kong International Arbitration Centre

B. OFFSHORE PROCEEDINGS RELATING TO GROUP COMPANIES[2]

30.	N/A	Solar Green Technology S.r.l.	SPI, Inc.	SGT is a wholly owned subsidiary of SPI. This threatened claim concerns commitments made by SPI for €1,000,000.00 in order to fund the solvent liquidation of SGT. SPI is unwilling to honour this commitment. This claim may proceed if SGT is placed into bankruptcy.	€1,000,000.00	This is a threatened claim, and may proceed should the Plaintiff enter bankruptcy.	N/A

C. PROCEEDINGS RELATING TO SCHEMED COMPANIES

31.	26.3.2014	A former employee of the Company	LDK Solar Co., Ltd.	The Plaintiff, a former employee of the Defendant, alleges that the Defendant has breached an Employment Agreement dated 25.5.2011, and a Confidentiality and Non-Compete Agreement dated 9.9.2011. The Plaintiff also claims for the non-payment of an approved expense reimbursement. The Plaintiff subsequently lodged a proof of debt reflecting the above, with the JPLs of the Company.	US$902,898, and accrued interest on such amount (although this has not been calculated by reference to the Plaintiff’s proof of debt)	A proof of debt has been lodged with the JPLs of the Defendant	N/A

[2]	Please refer to paragraph [—] of this Explanatory Statement in respect of proceedings relating to Sunways.

App 20 - 9

No.	Date of the Claim	Plaintiff	Defendant	Subject of the Claim	Claim amount[1]	Status	Relevant Court (Litigation/ Arbitration)
32.	26.3.2014	A former employee of the Company	LDK Solar Co., Ltd.	The Plaintiff, a former employee of the Defendant, alleges that the Defendant has breached an Employment Agreement dated 29.10.2010, and a Confidentiality and Non-Compete Agreement dated 29.10.2010. The Plaintiff also claims for the non-payment of an approved expense reimbursement. The Plaintiff subsequently lodged a proof of debt reflecting the above, with the JPLs of the Company.	US$1,791,573 and accrued interest on such amount (although this has not been calculated by reference to the Plaintiff’s proof of debt)	A proof of debt has been lodged with the JPLs of the Defendant	N/A

App 20 - 10

APPENDIX 21

(OPTIONS GRANTED UNDER THE 2006 AND 2013 STOCK INCENTIVE PLAN)

1.	OVERVIEW

To date, LDK Solar has adopted two stock incentive plans: the 2006 Stock Incentive Plan adopted on 31 July 2006 and the 2013 Stock Incentive Plan adopted on 10 July 2013.

1.1	Purpose

The purpose of both Stock Incentive Plans is to attract and retain the best available personnel, to provide additional incentives to employees and non-executive directors in recognition and acknowledgement of their contributions made to LDK Solar and to promote the success of the Company.

1.2	Eligible participants

Under the Stock Incentive Plans, the Board may, at its discretion, offer to grant an option to subscribe for such number of the Company’s ordinary shares at an exercise price as the Board may determine to:

(a)	any full-time or part-time employees, executives or officers of the Company or any of the Company’s Subsidiaries; and

(b)	any directors, including non-executive directors and independent directors, of the Company or any of the Company’s Subsidiaries.

The 2006 Stock incentive Plan also allowed the following persons to be grantees of its stock options:

(a)	any advisers, consultants and agents to the Company or any of the Company’s Subsidiaries; and

(b)	such other persons who, in the sole opinion of Board, will contribute or have contributed to the Company’s development and operations.

App 21 - 1

1.3	Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted under the Stock Incentive Plans may not in the aggregate exceed 10% of the total number of ordinary shares issued and outstanding from time to time, including ordinary shares issued and outstanding upon the exercise of any awards under the Stock Incentive Plans, and ordinary shares issuable upon conversion of any preferred shares of the Company issued and outstanding from time to time.

As of 30 June 2014, the maximum number of ordinary shares in respect of which the Company may grant options under the Stock Incentive Plans was 20,148,054 ordinary shares.

1.4	Price of shares

The Board may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under the Stock Incentive Plans, provided that the subscription price for the 2006 Stock Incentive Plan may not be lower than US$4.43 per share. The determination by the Board of the subscription price will be guided by the fair market value of the ordinary shares, subject to any discount considered reasonable by the Board for any optionee and permitted under the relevant Stock Incentive Plan. If there exists a public market for the ordinary shares, including the ADSs, the fair market value of the ordinary shares will be the closing price for the last market trading day prior to the time of the determination on the stock exchange determined by the Board to be the primary market for the ordinary shares or ADSs. If there is no established market for the ordinary shares, the Board will determine the fair market value of the ordinary shares in good faith by reference to the placing price of the latest private placement of the ordinary shares and the development of the Company’s business operations since such latest private placement.

1.5	Performance criteria

The Stock Incentive Plans allow the Board or its designated administrator to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in the Company’s share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Board. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

2.	OUTSTANDING OPTIONS

The Company has granted options under both the 2006 Stock Incentive Plan and the 2013 Stock Incentive Plan. As of 30 June 2014, the number of ordinary shares in respect of which the Company had granted options under the Stock Incentive Plans was 9,124,780 ordinary shares, with options for 1,240,114 ordinary shares outstanding under the 2006 Stock Incentive Plan and options for 7,884,666 ordinary shares outstanding under the 2013 Stock Incentive Plan.

App 21 - 2

2.1	Outstanding options granted under the 2006 Stock Incentive Plan

The following table summarizes, as of 30 June 2014, the outstanding options granted under the 2006 Stock Incentive Plan to the Company’s employees. None of the directors and officers currently hold any options under this plan. The options outstanding under the 2006 Stock Incentive Plan have a five-year vesting period beginning on the date of their respective grants, with one-fifth of the options so granted to be vested at the elapse of each anniversary from the date of their respective grants.

Name	Ordinary shares underlying outstanding options	Exercise price (US$/share)	Date of grant	Date of expiration
Employees as a group (1)	18,900	13.12	November 13, 2008	November 12, 2018
Employees as a group (1)	30,000	13.06	January 15, 2009	January 14, 2019
Employees as a group (1)	836,520	6.77	April 7, 2010	April 6, 2020
Employees as a group (1)	4,400	7.35	August 9, 2010	August 8, 2020
Employees as a group (1)	7,400	12.33	November 4, 2010	November 3, 2020
Employees as a group (1)	6,300	12.03	April 7, 2011	April 6, 2021
Employees as a group (1)	31,600	5.03	February 2, 2012	February 1, 2022
Employees as a group (1)	304,994	5.97	February 7, 2012	February 6, 2022

Total	1,240,114

(1)	Each employee holds less than 1% of the Company’s total outstanding voting securities.

The numbers of shares underlying options granted, as described in the above table, are subject to reduction by the Board or the administrator on the basis of performance of each relevant optionee.

App 21 - 3

2.2	Outstanding options granted under the 2013 Stock Incentive Plan

The following table summarizes, as of 30 June 2014, the outstanding options granted under the 2013 Stock Incentive Plan to the Company’s directors, officers and employees. The options outstanding under the 2013 Stock Incentive Plan have a three-year vesting period beginning on the date of their respective grants, with one-sixth of the options so granted to be vested at the elapse of each six-month period from the date of their respective grants.

Name	Ordinary shares underlying outstanding options		Exercise price (US$/share)	Date of grant	Date of expiration
Xiaofeng Peng	1,000,000		1.50	September 2, 2013	September 1, 2023
Xingxue Tong		*	1.50	September 2, 2013	September 1, 2023
Ceng Wang		*	1.50	September 2, 2013	September 1, 2023
Shi-an Wu		*	1.50	September 2, 2013	September 1, 2023
Zhibin Liu		*	1.50	September 2, 2013	September 1, 2023
Xuezhi Liu		*	1.50	September 2, 2013	September 1, 2023
Maurice Ngai		*	1.50	September 2, 2013	September 1, 2023
Junwu Liang		*	1.50	September 2, 2013	September 1, 2023
Jack Lai		*	1.50	September 2, 2013	September 1, 2023
Yuepeng Wan		*	1.50	September 2, 2013	September 1, 2023
Other employees as a group(1)	3,744,666		1.50	September 2, 2013	September 1, 2023

Total	7,884,666

*	These directors and executive officers as a group, each beneficially owning less than 1% of the Company’s outstanding shares, together hold stock options exercisable for 3,140,000 shares.
(1)	Each employee holds less than 1% of the Company’s total outstanding voting securities.

The numbers of shares underlying options granted, as described in the above table, are subject to reduction by the Board or the administrator on the basis of performance of each optionee.

App 21 - 4

APPENDIX 22

(AMENDED INTERIM FUNDING AGREEMENT)

(Omitted for this submission)

APPENDIX 23

(HRX COMMITMENT)

(Omitted for this submission)

APPENDIX 24

(SPI COMMITMENT)

(Omitted for this submission)

APPENDIX 25

(LDK INTERNATIONAL LOAN AGREEMENT)

(Omitted for this submission)

APPENDIX 26

(LIST OF RESTRUCTURING DOCUMENTS)

(Omitted for this submission)

APPENDIX 27

([DRAFT] REGISTRATION RIGHTS AGREEMENT)

(Omitted for this submission)

APPENDIX 28

([DRAFT] 2018 CONVERTIBLE BOND INDENTURE)

(Omitted for this submission)

APPENDIX 29

([DRAFT] PREFERRED CONVERTIBLE BOND INDENTURE)

(Omitted for this submission)

APPENDIX 30A

(PREFERRED CONVERTIBLE PLEDGE AGREEMENT [TO FOLLOW])

APPENDIX 30B

(PREFERRED CONVERTIBLE PLEDGE TRUSTEE APPOINTMENT [TO FOLLOW])

APPENDIX 31

(LDK SILICON PLEDGE [TO FOLLOW])

APPENDIX 32

(SUBSIDIARY GUARANTEE [TO FOLLOW])

APPENDIX 33

(TRUST DISTRIBUTION DEED)

(Omitted for this submission)

APPENDIX 34

(LIST OF CN SETTLEMENT AGREEMENTS)

(Omitted for this submission)

APPENDIX 35

(SCHEME CONSIDERATION FOR SENIOR NOTE SCHEME CLAIMS)

(Omitted for this submission)

APPENDIX 36

(SCHEME CONSIDERATION FOR ORDINARY CLAIMS)

(Omitted for this submission)

APPENDIX 37

(SCHEME CONSIDERATION FOR PREFERRED OBLIGATION SCHEME CLAIMS)

(Omitted for this submission)

APPENDIX 38

(2012 AUDIT)

(Omitted for this submission)

APPENDIX 39

(LIQUIDATION ANALYSIS)

LDK Solar CO., Ltd.

Liquidation Analysis for Joint Provisional Liquidators

September 2014

Jefferies LLC Member SIPC

App 39 - 1

Disclaimer

This report is based on information made available to Jefferies LLC (“Jefferies”) by LDK Solar CO., Ltd., its subsidiaries and its advisors including Sidley Austin LLP, McMillan LLP, Campbells, Schultze & Braun GmbH, Uría Menéndez, NautaDutilh and Zolfo Cooper LLP as well as publicly available information. Jefferies has relied, without independent investigation or verification, on the accuracy, completeness and fair presentation of all such information. None of Jefferies, its affiliates or its or their respective employees, directors, officers, contractors, advisors, members, successors, representatives or agents makes any representation or warranty in respect of the accuracy, completeness or fair presentation of any information or any conclusion contained herein. Jefferies, its affiliates and its and their respective employees, directors, officers, contractors, advisors, members, successors, representatives and agents shall have no liability with respect to any information or matter contained herein.

Neither Jefferies nor any of its affiliates is an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. Any recipient of the information contained herein should seek advice from its own independent tax advisor, legal counsel and/or other advisor with respect to such matters.

Jefferies LLC / September 2014

App 39 - 2

Introduction

The joint provisional liquidators (“JPLs”) of LDK Solar CO., Ltd. in provisional liquidation (“LDK” or the “Company”) have requested Jefferies to provide the estimated percentage return which each class of creditors may, respectively, reasonably be expected to receive in an official liquidation (“Official Liquidation”) of LDK and each subsidiary company (collectively the “Group”) (the “Liquidation Analysis”) as an alternative to continued operation of the business under the Schemes.

This Liquidation Analysis is prepared based on financial information and assumptions provided by LDK’s management. Certain assumptions and schedules have been provided by the Company’s management to Zolfo Cooper LLP (“Zolfo”) and were discussed and agreed with Zolfo and Sidley Austin LLP (“Sidley”).

The Group is separated into on-shore and off-shore operations where on-shore operations are comprised of all entities incorporated in the People’s Republic of China (“PRC”) and off-shore operations are comprised of all entities incorporated in the Cayman Islands, Hong Kong and all other countries.

LDK is a holding company for the group. Any recovery for its creditors in an Official Liquidation would therefore depend largely on whether any value could be realized from its shares in its off-shore subsidiaries or intercompany receivables.

Official liquidation of LDK will most likely trigger local insolvency proceedings against the majority of its off-shore subsidiaries, due to guarantees provided to the RMB denominated senior notes due 2014, issued by LDK and guaranteed by certain of its subsidiaries (the “Senior Note”) and claims by the preferred obligations, issued by LDK Silicon & Chemical Technology Co., Ltd., a subsidiary of LDK, and in relation to which LDK is an obligor (“Preferred Obligation”).

LDK’s equity investments in the off-shore subsidiaries are not expected to generate any realizable proceeds due to the amount of creditor claims or guarantees against each subsidiary. LDK’s equity investment in the on-shore operations also is not expected to generate any realizable proceeds in an Official Liquidation as the amount of creditor claims and guarantees against the on-shore entities are expected to exceed the value of on-shore operations in an Official Liquidation.

Jefferies LLC / September 2014

App 39 - 3

Limitations

Estimating recoveries in a hypothetical Official Liquidation is an uncertain process due to the number of unknown variables and is necessarily speculative. Thus, this Liquidation Analysis relies upon the extensive use of estimates and assumptions that, although considered reasonable by LDK’s management, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Company and its management.

The estimate of allowed claims set forth in this Liquidation Analysis should not be relied upon for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of allowed claims under the Schemes. The actual amount of allowed claims of all creditors could be, and likely will be materially different from the amount of claims estimated in this Liquidation Analysis.

This Liquidation Analysis should be reviewed in conjunction with the accompanying notes herein.

NEITHER THE COMPANY NOR THEIR ADVISORS MAKE ANY REPRESENTATIONS OR WARRANTIES REGARDING THE ACCURACY OF THE ESTIMATES AND ASSUMPTIONS OR THE ABILITY TO ACHIEVE FORECASTED RESULTS. THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THIS LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE COMPANY WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION. IN THE EVENT THE SCHEMES ARE CONVERTED TO AN OFFICIAL LIQUIDATION, ACTUAL RESULTS MAY VARY MATERIALLY FROM THE ESTIMATES AND PROJECTIONS SET FORTH IN THIS LIQUIDATION ANALYSIS AND THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED HEREIN WOULD BE REALIZED.

NOTHING CONTAINED IN THIS LIQUIDATION ANALYSIS IS INTENDED TO BE OR CONSTITUTES A CONCESSION OR ADMISSION OF LIABILITY OR OTHERWISE OF THE COMPANY.

EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THIS LIQUIDATION ANALYSIS WAS PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT THE ANALYSES IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. THE COMPANY DOES NOT INTEND AND DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE, REVISE, OR REAFFIRM THIS LIQUIDATION ANALYSIS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THIS LIQUIDATION ANALYSIS IS PREPARED OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THIS LIQUIDATION ANALYSIS SHOULD NOT BE RELIED ON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

THIS LIQUIDATION ANALYSIS WAS DEVELOPED SOLELY AT THE REQUEST OF THE JPLS AND SHOULD NOT BE USED OR RELIED ON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF SECURITIES OF, OR CLAIMS OR INTERESTS IN, THE COMPANY OR ANY OF ITS AFFILIATES.

Jefferies LLC / September 2014

App 39 - 4

Background and Methodology Source Data

•	In order to complete the liquidation analysis, Jefferies utilized the following principal sources of data:

•	Management’s most recent internal balance sheets as of May 31, 2014 for all but three subsidiaries

•	Discussions with various members of the management team

•	Access to the virtual data room, which held legal and financial documentation relating to LDK

•	Previous letters of intent to purchase LDK’s photovoltaic (“PV”) projects

•	Estimated claims based on proof of debt submitted to the JPLs, management’s accounts and calculations based on executed restructuring support agreements

•	Current market conditions and valuations of LDK’s investments in public companies

•	Data used in our financial analysis is extracted from various sources at various different dates. As a result, the outcome should be considered as directional only

Jefferies LLC / September 2014

App 39 - 5

Background and Methodology (Continued) Entity Priority Model

•	Jefferies has undertaken a creditor waterfall analysis which provides an analysis of assets and liabilities on an entity-by-entity basis (the “Entity Priority Model” or “EPM”)

•	The EPM analyzes the flow of funds from asset realizations for each of the Group companies through to its distributions to creditors and shareholders in the case of a liquidation of the Group

•	In order to achieve this, the net proceeds of sales or other realizations of each entity’s assets and business were estimated based on management’s assumptions

•	Based on information and assumptions provided by management of LDK and its subsidiaries, Jefferies estimated the liabilities for each Group company (covering secured and unsecured liabilities and third party and intercompany creditors while taking into account relevant priorities) and then deducted, on an entity-by-entity basis, the relevant liabilities only to the extent that there were realizations available to discharge those liabilities

•	The EPM includes all contractual obligations to creditors and does not distinguish whether those obligations arose out of cash losses or contractual arrangements. As each entity has different creditors and stakeholders, it is necessary to include intercompany balances in the creditor waterfall analysis to show the realizations achieved by each separate entity from all sources, including intercompany balances

Jefferies LLC / September 2014

App 39 - 6

Background and Methodology (Continued) Treatment of Intercompany Balances

•	A key element within the EPM is how intercompany balances among Group companies are treated and the flow of funds within the Group arising from such intercompany balances

•	In order to correctly analyze intercompany balances, Jefferies made a number of assumptions based on input from Zolfo and Sidley, including the following:

•	Receivable and payable balances reconciled among entities based on the intercompany balances schedule provided by the Company’s management to Zolfo. In the absence of security, intercompany balances are treated as unsecured creditor claims and are only payable to the extent that individual entities have sufficient funds to meet claims. Where an entity is solvent, claims are paid in full. Where an entity is insolvent, claims are only paid based on estimated recoveries and dividends payable by the insolvent entity.

•	In certain jurisdictions intercompany balances are subordinated to other unsecured claims based on various local counsels’ legal advice and legal summary provided by Sidley

•	Funds flow among the Group simultaneously in order to allocate value correctly among entities. This would not occur in an actual liquidation scenario, where assets would be realized over an extended period of time and distributions made to creditors after assets are realized and creditor claims agreed.

•	Full gross receivable and payable balances without any contractual or insolvency set-off that may be applicable

•	Full realization of receivables from Solar Power, Inc. (“SPI”) to ensure that LDK’s equity value in SPI is preserved

Jefferies LLC / September 2014

App 39 - 7

General Assumptions

Estimate of Net Proceeds

•	The conversion of the provisional liquidation to an Official Liquidation would entail a forced insolvency proceeding for each Group company off-shore in its respective jurisdictions. In order to maximize the recovery for creditors of each entity, the appointed trustees / insolvency practitioners for each company in insolvency proceedings would conduct a sale of assets in one or more sales and/or liquidate the tangible assets, which, for purposes of this Liquidation Analysis, is assumed would take place over twelve months.

•	In order to estimate the net proceeds of an Official Liquidation, this Liquidation Analysis estimates the proceeds that would be realized from an expedited sale of the assets, including the sale of certain PV projects as going concerns and forced sale of shares in SPI

•	Without limitation, it is assumed that the following factors would adversely affect the net proceeds that would be realized from an Official Liquidation of the assets for each Group company in insolvency proceeding:

i.	Trustee / insolvency practitioners involvement in each jurisdiction;

ii.	Potentially negative perceptions involved in liquidation sales;

iii.	The potential impact on the business and its profitability, including, without limitation, loss of key employees and customers, and worse terms from vendors;

iv.	The limited universe of prospective buyers; and

v.	Dynamics within a highly competitive industry.

•	The Liquidation Analysis does not consider the discounting of values over time. The discounting of values would result in lower recoveries to constituents than presented in this Liquidation Analysis.

•	The estimated values of the assets, other than equity investment in subsidiaries and the value of the shares in SPI and values for PV projects, are based on an estimated percentage of recovery of the gross book value of the assets that the trustee might realize based on management’s assumptions. This Liquidation Analysis does not take into account any insurance proceeds that may be paid to any creditors.

•	This Liquidation Analysis assumes that there are no recoveries from the pursuit of any potential causes of action and does not include the estimated costs of pursuing those actions.

•	This Liquidation Analysis does not include estimates for tax consequences, both foreign and domestic, that may be triggered upon the liquidation and sale events of assets in the manner described. Such tax consequences may be material.

Jefferies LLC / September 2014

App 39 - 8

General Assumptions (Continued)

Estimate of Costs

•	Proceeds from an assumed liquidations would be reduced by administrative costs incurred during a liquidation period. These costs would include fees payable to the trustees and professional advisors to the trustees, salaries and severances, occupancy, costs of sale of assets, costs of office closures, and costs of the claims reconciliation and adjudication process.

Distribution of Net Proceeds

•	In each of the assumed liquidations, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other creditors. This analysis assumes the application of the rule of absolute priority as that term is used in liquidations in the United States pursuant to Chapter 7 of the Bankruptcy Code.

•	It is likely that the pool of general unsecured claims would be significantly larger in an Official Liquidation than in a successful restructuring. For example, in an Official Liquidation, claims could arise due to breach or rejection of obligations assumed by the debtors of LDK during their insolvency proceedings and the rejection of executory contracts or other obligations entered into by the debtors both pre and post insolvency petition. These claims would dilute any potential recoveries to existing general unsecured claims at each of the Group company. The management has not attempted to estimate the amount of such additional general unsecured claims in the context of an Official Liquidation, but it is assumed that the total amount of claims allowed in an Official Liquidation would be significantly higher than the total claims in the Schemes. Due to the fact that it is impossible to quantify such increase in claims in an Official Liquidation, these claims have not been accounted for in the Liquidation Analysis.

Jefferies LLC / September 2014

App 39 - 9

Liquidation Analysis

Jefferies LLC / September 2014

App 39 - 10

Liquidation Analysis
Estimated Recoveries from LDK Solar CO., Ltd. Investments (US$ Millions)

Summary of Estimated Recoveries from Equity Investments in Subsidiaries

LDK Solar CO., Ltd. Equity Investments in Subsidiaries	Operating Assets	Other Assets	Est. Asset Value	Liabilities	Net Balance

On-Shore
Jiangxi LDK Solar Hi-tech CO., Ltd (On-Shore) (1)	Wafer manufacturing	Ownership of all on-shore entites	$766.6	$3,272.7	$0.0

Off-Shore
LDK Solar International Company Limited	No		$33.6	$1,170.8	$0.0
LDK Silicon & Chemical Technology Co.,Ltd	No		0.0	413.5	0.0
SPI (2)	Public Company		36.2	NA	0.0
Sunways AG (3)	Public Company		TBD	TBD	TBD
LDK Solar USA, Inc. (4)	SPI and NPS	Ownership in SPI and NPS	30.6	336.2	0.0
LDK Solar Europe Holding, S.A.	SPI, LD Thin and LAEM	Ownership in SPI and PV projects	5.3	332.7	0.0
Silicon HoldingCo., Ltd.	No	Holding company for polysilicon plants	0.0	137.5	0.0
LDK Solar Hi-Tech (Hong Kong) Co., Ltd.	No		0.4	509.6	0.0
LDK Solar Tech USA, Inc.	No		0.1	284.7	0.0
LDK Trading Service Germany GmbH	No		0.5	285.1	0.0
LDK PV Tech (Hong Kong) Co., Ltd.	No		0.0	285.2	0.0
LDK Solar Canada, Inc.	No		0.4	1.8	0.0

Equity Investments in Subsidiaries (5)					$0.0

(1)	Estimated liquidation of LDK’s on-shore operations based on comparative transactions or companies and liabilities based on management’s financial projections update in August 2014 (“Updated Business Plan”).
(2)	Equity share holding in SPI is owned by LDK Solar USA, Inc. (“LDK USA”) and LDK Solar Europe Holding, S.A. (“LDK Europe”) SPI shares are pledged to certain financing facility with China Development Bank (“CDB”). Estimated liquidation value based on the average three methodologies including market sale of SPI shares, dribble out analysis and foreclosure by CDB. Estimated asset value includes US$25.2 million net proceeds to LDK estate and US$11 million CDB loan. No value from SPI will be distributed to LDK Solar CO., Ltd. as the value of SPI will be allocated to Senior Note and Munich Re due to their guarantees from LDK USA and LDK Europe.
(3)	Sunways AG is currently in a formal insolvency process in Konstanz, Germany.
(4)	100% ownership of North Palm Springs Investment, LLC (“NPS”).
(5)	Liquidation analysis assumes no recovery to off-shore entities from on-shore entities as on-shore lenders’ claim exceeds the value of on-shore assets in a liquidation scenario. LDK Solar CO., Ltd. receives no equity distribution from the liquidation of its off-shore subsidiaries based on the amount of claims at each entity. Negative investments represent accumulated losses incurred by individual subsidiaries.

Jefferies LLC / September 2014

App 39 - 11

Liquidation Analysis
Estimated Recoveries from LDK Solar CO., Ltd. (US$ Millions)

Estimated Recoveries for Creditors

	Balance as of	Recovery
LDK Solar CO., Ltd.	5/31/2014	(%)	($ )

Equity Investments in Subsidiaries	$382.8	0.0%	$0.0

Current Assets:
Cash	$0.0	100.0%	$0.0
Other Receivables:
Intercompany Receivables (1)	78.3	5.9%	4.6
Sunways AG (2)	6.2	0.0%	0.0
Best Solar Co. Ltd (2)	40.8	0.0%	0.0
Others	1.0	0.0%	0.0

Other Receivables (1) (2)	126.3	3.6%	4.6
Other Current Assets	0.6	0.0%	0.0

Total Current Assets	$126.9	3.6%	$4.6

Other	0.4	0.0%	0.0

Total Assets	$510.0	0.9%	$4.6

Less: Estimated Liquidation Cost (3)			(1.0)

Amount Available for Distribution to Creditors ($)			$3.6

Unsecured Claims:
Munich Re	$14.4	0.23%	$0.0
Ordinary Creditors (4)	47.1	0.23%	0.1
Preferred Obligations	377.5	0.23%	0.9
Deficiency Claims of Guarantees (5)	291.4	0.23%	0.7
Intercompany Creditors	810.1	0.23%	1.9

Total Unsecured Claims	$1,540.5		$3.6

Distribution for Creditors		0.23%	$3.6

(1)	Minimal recovery through intercompany claim against LDK’s subsidiaries. Primary recovery due to receivables from SPI.
(2)	Best Solar is in financial distress, no expected recoveries. Best Solar is incorporated in PRC, limiting the ability to force collections. Sunways AG is currently in a formal insolvency process in Konstanz, Germany.
(3)	Estimated per guidance from JPLs.
(4)	Sunways AG has submitted a claim of EUR€55 million (US$75 million), which is currently subject to discussions between the JPLs and Sunways’ Insolvency Administrator. Based on estimated claim for Sunways AG plus other Ordinary Creditor claims.
(5)	Includes claims for Senior Note and deficiency claim of various PV project financing loans.

Jefferies LLC / September 2014

App 39 - 12

Liquidation Analysis (US$ Millions)

Estimated Recoveries for Senior Note and Preferred Obligation

LDK Solar CO., Ltd. Estimated Recovery for Senior Note and Preferred Obligation	Est. Asset Value	Secured Liabilities	Senior Note Claims	Prefs Claims	Other Claim	Recovery ($)		Recovery (%)
						Senior Note	Prefs	Senior Note	Prefs

LDK Solar CO., Ltd.	$3.6	$0.0	$284.7	$377.5	$887.7	$0.7	$0.9	0.2%	0.2%
LDK Solar USA, Inc.	30.6	11.0	284.7	0.0	40.5	17.2	0.0	6.0%	NA
LDK Solar Tech USA, Inc.	0.1	0.0	284.7	0.0	0.0	0.1	0.0	0.0%	NA
LDK Solar International Company Limited	33.6	0.0	284.7	0.0	886.0	8.2	0.0	2.9%	NA
LDK Solar Hi-Tech (Hong Kong) Co., Ltd.	0.4	0.0	284.7	0.0	224.9	0.2	0.0	0.1%	NA
LDK PV Tech (Hong Kong) Co., Ltd.	0.0	0.0	284.7	0.0	0.5	0.0	0.0	0.0%	NA
LDK Solar Europe Holding, S.A.	5.3	0.0	284.7	0.0	48.0	4.6	0.0	1.6%	NA
LDK Solar Italia S.R.L.	0.1	0.0	284.7	0.0	0.7	0.1	0.0	0.0%	NA
LDK Trading Service Germany GmbH	0.5	0.0	284.7	0.0	0.3	0.5	0.0	0.2%	NA
LDK Solar Spain, S.L.	0.0	0.0	284.7	0.0	0.0	0.0	0.0	0.0%	NA
Silicon HoldingCo., Ltd.	0.0	0.0	0.0	137.5	0.0	0.0	0.0	NA	0.0%
LDK Silicon & Chemical Technology Co., Ltd	0.0	0.0	0.0	377.5	36.0	0.0	0.0	NA	0.0%

Estimated Recoveries						$31.5	$0.9	11.1%	0.2%

Estimated Recovery for Each Scheme Class in Liquidation

Scheme Class	Claim	Recovery ($)	Recovery (%)
Senior Note (1)	$284.7	$31.5	11.1%
Preferred Obligation (1)	377.5	0.9	0.2%
Ordinary Creditors (2)	47.1	0.1	0.2%

(1)	Estimated Senior Notes and Preferred Obligation claims as of February 21st, 2014.
(2)	Sunways AG has submitted a claim of EUR€55 million (US$75 million), which is currently subject to discussions between the JPLs and Sunways’ Insolvency Administrator. Based on estimated claim for Sunways AG plus other Ordinary Creditor claims.

Jefferies LLC / September 2014

App 39 - 13

APPENDIX 40 and APPENDIX 41

(UNAUDITED MANAGEMENT ACCOUNTS TO 31 DECEMBER 2013

and

UNAUDITED MANAGEMENT ACCOUNTS TO 30 JUNE 2014)

The following condensed consolidated financial information is based on the consolidated management accounts for the fiscal year ended 31 December 2013 and the six months ended 30 June 2014 for inclusion in this Explanatory Statement. Each reader should note the following risks and uncertainties relating to the financial information, and should exercise caution by not unduly relying on it.

•	It is made available for your reference only, and has not been audited, reviewed or otherwise read by any outside auditor.

•	It is aggregated on the basis of the management accounts currently available for a consolidated presentation of the financial position and results of operations of the Company and its subsidiaries.

•	As the date of this Explanatory Statement, we are still continuing in our assessment of the impact of the various significant judgments and estimates used in preparation of our consolidated management accounts.

•	The audited consolidated financial statements with footnotes for the year ended 31 December 2013 are currently scheduled to be available in October 2014 for inclusion into the Company’s annual report on Form 20-F for 2013 to be filed with the U.S. Securities and Exchange Commission, and there may be considerable differences between such audited financial information and the following condensed management account information for 2013 due to (i) various judgments the Company will have to make for the audited financial statements as more financial disclosure materials are collected and collated, (ii) reconciliation of the financial information of various consolidated companies across different jurisdictions, each under its own generally accepted accounting principles in the jurisdiction, and (iii) the auditing procedures which, as result of additional investigation and verification by the management in collaboration with the auditors may reveal additional or different information from the Group’s customers, suppliers, lenders and other stakeholders.

In the management discussion and analysis that follow the condensed management accounts for the fiscal year ended 31 December 2013 and the six months ended 30 June 2014, more disclosures have been provided to assist the reader in understanding additional factors and uncertainties that may have affected the relevant line items presented in the condensed financial information.

App 40 & 41 - 1

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in US$ thousands, except share data)

	December 31, 2012	December 31, 2013
Assets
Current assets
Cash and cash equivalents	98,283	31,064
Pledged bank deposits	167,185	113,635
Trade accounts and bills receivable, net	162,210	77,725
Inventories	270,812	131,555
Prepayments to suppliers, net	18,402	31,485
Other current assets	166,530	91,614
Assets classified as held for sale	511,541	0
Due from related parties	39,094	37,120
Deferred income tax assets, net	8,667	1,522

Total current assets	1,442,724	515,720
Property, plant and equipment, net	3,087,293	2,286,943
Deposits for purchases of property, plant and equipment and land use right	159,277	145,413
Land use rights	243,084	245,190
Prepayments to suppliers expected to be utilized beyond one year	7,978	0
Pledged bank deposits – non-current	17,845	3,866
Investments in associates and a jointly-controlled entity	10,996	7,578
Other non-current assets	34,488	61,030
Deferred income tax assets, net	20,529	5

Total assets	5,024,214	3,265,745

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,391,327	2,498,254
Bills payable	397,502	272,681
Trade accounts payable	308,960	228,176
Advance payments from customers, current installments	131,847	130,166
Accrued expenses and other payables	726,877	891,349
Liabilities directly associated with assets classified as held for sale	521,748	0
Due to related parties	19,116	29,829
Obligations under capital leases, current installments	41,698	34,055
Long-term PRC Notes, current portion	0	82,009
Convertible senior notes, less debt discount	23,779	0
RMB-denominated US$-settled senior notes, less debt discount	0	267,601
Redeemable MI payable	0	382,847
Other financial liabilities	24,827	29,541

Total current liabilities	4,587,681	4,846,508

Long-term borrowings, excluding current installments	30,000	18,280
Convertible senior notes, less debt discount	0	0
RMB-denominated US$-settled senior notes, less debt discount	259,513	0
Long-term PRC Notes	79,548	0
Obligations under capital leases, excluding current installments	41,730	45,905
Advance payments from customers – non-current	43,700	28,163
Other liabilities	158,874	150,149
Deferred income tax liability	2,638	10,198

Total liabilities	5,203,684	5,099,203

Redeemable Non-controlling Interests and Equity
Redeemable non-controlling interests	323,294	0

LDK Solar CO., Ltd. shareholders’ equity
Ordinary shares (US$ 0.10 par value; 499,580,000 shares authorized; 159,167,942 and 201,480,540 shares issued; 158,826,297 and 201,138,895 shares outstanding as of December 31, 2012 and 2013, respectively)	15,883	20,114
Additional paid-in capital	779,757	833,464
Statutory reserve	75,780	75,780
Accumulated other comprehensive income	212,715	221,201
Accumulated deficit	(1,568,481)	(2,951,115)

Total LDK Solar CO., Ltd. shareholders’ equity	(484,346)	(1,800,556)
Non-controlling interests	(18,418)	(32,902)

Total equity	(502,764)	(1,833,458)

Commitments and contingencies
Total liabilities, redeemable non-controlling interests and equity	5,024,214	3,265,745

App 40 & 41 - 2

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in US$ thousands, except per share data)

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Net sales
Wafers (includes contract cancellation revenue of US$ 27,826, US$ 92,233 and US$ 11,193 during the years ended 2011, 2012 and 2013 respectively)	1,059,085	344,846	331,023
Processing of PV products on behalf of others	27,589	1,092	0
Modules	720,863	276,195	153,703
Silicon and other materials	239,897	93,197	9,479
Construction contracts	52,917	73,499	42,629
Others	57,462	74,053	61,420

Total net sales	2,157,813	862,882	598,254

Cost of goods sold
Wafers	(983,163)	(463,551)	(350,647)
Processing of PV products on behalf of others	(21,654)	(1,129)	0
Modules	(885,884)	(353,389)	(187,691)
Silicon and other materials	(209,159)	(251,042)	(159,361)
Construction contracts	(47,152)	(66,173)	(45,398)
Others	(50,462)	(80,190)	(65,279)

Total cost of goods sold, including inventory write-downs of US$ 305,175, US$ 180,900 and US$ 57,179 and provisions for loss on firm purchase commitment of US$ 27,637, US$ 10,675 and US$ (4,015) during the years ended December 31, 2011, 2012 and 2013 respectively	(2,197,474)	(1,215,474)	(808,376)

Gross profit (loss)	(39,661)	(352,592)	(210,122)
Selling expenses	(43,192)	(45,008)	(18,739)
General and administrative expenses, including provisions (reversal of provisions) for doubtful recoveries of prepayments to suppliers and trade accounts receivable of US$ 174,315, US$ (1,210) and US$ 48,124 during the years ended 2011, 2012 and 2013 respectively	(330,883)	(183,908)	(177,937)
Research and development expenses	(46,510)	(17,781)	(17,468)
Loss for write-down of assets held for sale to fair value less cost to sell	0	(74,178)	0
Impairment loss for intangible assets	0	(25,255)	0
Impairment loss for property, plant and equipment	0	(109,027)	(648,265)

Income (loss) from operations	(460,246)	(807,749)	(1,072,531)
Other income (expenses):
Interest income	7,365	12,153	5,295
Interest expense and amortization of debt issuance costs and debt discount	(189,938)	(258,971)	(221,137)
Foreign currency exchange gain (loss), net	(2,040)	(6,403)	(20,644)
Government subsidy	33,698	4,242	2,825
Gain on restructuring of payables	0	10,510	0
Equity in income (loss) for associates and a jointly-controlled entity	(787)	(2,295)	(1,416)
Others, net	7,135	5,298	5,961

Earnings (loss) before income taxes	(604,813)	(1,043,215)	(1,301,647)
Income tax expense	(4,141)	(8,844)	(37,297)

Net income (loss)	(608,954)	(1,052,059)	(1,338,944)
(Earnings) loss attributable to non-controlling interests	(393)	39,125	15,990
(Earnings) loss attributable to redeemable non-controlling interests	(11,522)	41,963	11,071

Net income (loss) attributable to LDK Solar CO., Ltd. shareholders	(620,869)	(970,971)	(1,311,883)
Accretion to redemption value of redeemable non-controlling interests	(34,590)	(153,984)	(70,751)

Net income (loss) available to LDK Solar CO., Ltd. shareholders	(655,459)	(1,124,955)	(1,382,634)

Basic earnings (loss) per share	(4.90)	(8.62)	(8.81)

Diluted earnings (loss) per share	(4.90)	(8.62)	(8.81)

App 40 & 41 - 3

LDK Solar CO., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	6/30/2014	6/30/2013
Assets
Current assets
Cash and cash equivalents	50,335	85,142
Pledged bank deposits	151,339	202,952
Trade accounts and bills receivable, net	91,219	113,188
Inventories	163,583	211,751
Prepayments to suppliers, net	30,470	22,185
Other current assets	132,724	195,631

Total current assets	619,670	830,849
Property, plant and equipment, net	2,251,973	3,018,596
Deposits for purchases of property, plant and equipment and land use rights	133,784	157,160
Land use rights	240,734	244,615
Prepayments to suppliers expected to be utilized beyond one year, net	—	6,523
Pledged bank deposits – non-current	3,595	3,896
Investments in associates	7,713	8,005
Other non-current assets	45,915	108,715

Total assets	3,303,384	4,378,359

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,706,160	2,391,319
Trade accounts and bills payable	234,084	699,245
Advance payments from customers, current installments	126,423	138,703
Accrued expenses and other payables	839,995	860,945
Long-term PRC Notes, current portion	81,264	—
RMB-denominated US$-settled senior notes, less debt discount	265,169	264,028
Redeemable MI payable	382,847	—
Other financial liabilities	159,221	81,352

Total current liabilities	4,795,163	4,435,592

Long-term borrowings, excluding current installments	206,720	22,500
long-term PRC notes	—	80,923
Advance payments from customers – non-current	27,907	35,931
Other liabilities	198,903	215,153

Total liabilities	5,228,693	4,790,099

Redeemable non-controlling interests	—	382,847

Equity
Total LDK Solar CO., Ltd. shareholders’ equity	(1,929,828)	(770,033)
Non-controlling interests	4,519	(24,554)

Total equity	(1,925,309)	(794,587)

Total liabilities, redeemable non-controlling interests and equity	3,303,384	4,378,359

App 40 & 41 - 4

LDK Solar CO., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000)

	For the 6 Months Ended
	06/30/2014	06/30/2013

Net sales	297,303	219,051
Cost of goods sold	(354,591)	(332,311)

Gross loss	(57,288)	(113,260)
Selling expenses	(5,294)	(8,618)
General and administrative expenses	(21,635)	(59,711)
Research and development expenses	(10,575)	(6,692)
Total operating expenses	(37,504)	(75,021)

Loss from operations	(94,792)	(188,281)
Other income (expenses):
Interest income	1,760	2,938
Interest expense and amortization of debt issuance costs and debt discount	(91,445)	(116,738)
Foreign currency exchange gain (loss), net	4,459	(17,847)
Government subsidies	271	410
Others, net	27,661	13,988

Loss before income tax	(152,086)	(305,530)
Income tax benefit	485	6,117

Net loss	(151,601)	(299,413)
Loss attributable to non-controlling interests	592	6,217
Loss attributable to redeemable non-controlling interests	—	13,184

Net loss attributable to LDK Solar CO., Ltd. shareholders	(151,009)	(280,012)

Accretion to redemption value of redeemable non-controlling interests	—	(72,376)

Net loss available to LDK Solar CO., Ltd. shareholders	(151,009)	(352,388)

App 40 & 41 - 5

Management’s Discussion and Analysis of the Management Accounts for the Fiscal Year Ended 31 December 2013 and the Six Months Ended 30 June 2014

The following discussion and analysis contain forward-looking statements that involve inherent risks and uncertainties. The actual results and the timing of various events could differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have experienced expansion and contraction of our business operations as a result of the market conditions for our polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue to evaluate and manage each of our PV product value chain in light of the market changes, our revenue currently includes significant portions of sales of our solar wafers and modules.

The PV market is highly competitive and volatile. Currently, China’s major solar manufacturers, including us, substantially rely on both exports of solar products to the international markets and domestic demand. The reduced market demand for PV products over the years has resulted in substantial oversupply. As we and many of our competitors have engaged in aggressive expansion programs during the past several years, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Various consolidations are gathering speed in the PV industry in China and globally. Due to limited customer orders and depressed market prices with the on-going global economic slowdown, we have substantially reduced our production volumes and have temporarily suspended the operations of certain of our plants, while remaining ready to resume and increase our production of certain products when the market conditions permit.

You should refer to the Section 14 of this Explanatory Statement for a description of each of our segments, polysilicon, solar wafers, solar cells, solar modules, and solar farm projects.

Approach in the Preparation of Management Accounts

We prepare our consolidated management accounts principally in accordance with U.S. GAAP for our U.S. securities law reporting purposes, although our management accounts also consolidate items from subsidiaries before they are fully treated under the U.S. GAAP. The U.S. GAAP and the other GAAPs require us to make judgments, estimates and assumptions that affect:

•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

As the date hereof, the following significant judgments and estimates used in the preparation of our consolidated management accounts are not yet finalized: impairment of long-lived asset, realization of inventories and deferred tax assets, recoverability of trade accounts receivable, prepayments to suppliers and due from related party, the determination of fair values of financial instruments and share-based instruments, interest accrual for matured debts or obligations, Sunways insolvency, contingent liabilities for LDK Hefei’s disposal, and any other subsequent events.

App 40 & 41 - 6

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated management accounts, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated management accounts:

Principles of consolidation

The consolidated management accounts include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where our ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. We have no involvement with variable interest entities. We account for investments over which the Group has significant influence but not a controlling financial interest using the equity method of accounting.

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

•	plans to raise new funds, restructure our debt and reorganize our capital structure;

•	the timing and amount of cash flows from operating activities;

•	the marketability of assets to be disposed of and the timing and amount of related cash proceeds to be used to repay our indebtedness;

•	plans to reduce and delay our expenditures;

•	our ability to comply with the various debt covenants; and

•	the present and future regulatory, business, credit and competitive environment in which we operate.

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due.

App 40 & 41 - 7

We have had a working capital deficit and negative equity and incurred net loss over the past years due to the overall market decline and our financial performance. Due to the impending maturity of our Renminbi-denominated US$-settled 10% Senior Notes due 28 February 2014, with an aggregate principal amount of RMB 1,631,600,000, we decided to file the appointment of provisional liquidators in the Grand Court of Cayman Islands on 21 February 2014. Eleanor Fisher and Tammy Fu of Zolfo Cooper (Cayman) Limited were appointed as joint provisional liquidators of the Company on 27 February 2014. These factors raise substantial doubt as to our ability to continue as a going concern. However, our management believes the offshore restructuring coupled with our onshore discussions with our domestic lenders, if executed successfully, will provide sufficient liquidity to meet our obligations as they become due for a reasonable period of time. As a result, the consolidated management accounts have been prepared on a going concern basis. We cannot assure, however, that the our restructuring will be successfully implemented. Failure to successfully implement the restructuring may have a material adverse effect on our business, results of operations and financial position, and may materially adversely affect our ability to continue as a going concern.

You should understand that the consolidated management accounts do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern.

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and land use rights. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge of the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be within a range between 20 to 33 years, our plants and machinery to be 10 and 15 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For land use rights, we amortize them over their estimated useful lives of 49.5 to 50 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous operating or cash flow losses associated with the use of a long-lived asset or group of assets. We assess recoverability of assets by comparing the carrying amount of an asset or group of assets to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions including average selling prices, shipments and gross profit margin. If the carrying amount of an asset or asset group exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset or asset group based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset.

App 40 & 41 - 8

For the year ended 31 December 2013, we determined that the carrying value of certain production lines of our PV products was no longer recoverable after the discontinuation of use. As a result, we recorded a long-lived assets impairment loss of US$648.3 million in 2013. This impairment loss is still subject to review and verification by our auditors, KPMG. For the six months ended 30 June 2014, we have not made any determination as to the carrying value of our production assets or any other long-lived assets, and have not recorded any impairment loss in the consolidated management accounts.

Realization of inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. During the years ended 31 December 2011, 2012 and 2013, total inventory write-downs were US$305.2 million, US$180.9 million and US$56.0 million, respectively. A majority of our total inventory write-downs during 2011, 2012 and 2013 were to adjust the carrying value of certain inventories to market values to take into account the rapid market selling price decline for solar wafers and modules. Such write-downs negatively impacted our gross profit (loss) and income (loss) from operations. There have been no significant recoveries in inventories beyond amounts that were previously written down. Inventory write-downs for the year ended 31 December 2013 are still subject to review and verification by our auditors, KPMG, and we have not written down any of our inventories for the six months ended 30 June 2014.

Firm purchase commitments

Prior to late 2008, an industry-wide shortage of high purity polysilicon coupled with a growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several fixed price supply contracts under which the polysilicon feedstock would be supplied to us from 2009 to 2016. However, since 2009, the polysilicon price has decreased significantly as a result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV products. As a result, we recognized provisions for loss on firm purchase commitments of US$27.6 million, US$10.7 million and US$(4.0) million under these fixed price polysilicon supply contracts for the years ended 31 December 2011, 2012 and 2013, respectively. The provision was determined by applying the lower of cost or market, a methodology similar to that used with respect to inventory. Given the uncertainty of future polysilicon prices, this loss may or may not be recovered and further losses on the write-down of any outstanding purchase commitments may be recorded in future periods.

App 40 & 41 - 9

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our suppliers of raw materials and equipment from time to time in order to secure stable supply of polysilicon feedstock and production equipment. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock or equipment and repay our prepayments in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment, we made provision for doubtful recoveries totaling US$66.2 million, US$8.4 million and US$6.0 million, respectively, during the years ended 31 December 2011, 2012 and 2013 against the prepayments we made to certain suppliers. The provision for doubtful recoveries on prepayments to suppliers for the year ended 31 December 2013 remains subject to review and verification by our auditors, KPMG. We have not made any provision for doubtful recoveries on prepayments to suppliers for the six months ended 30 June 2014.

Sunways insolvency

Due to the illiquidity of Sunways AG, the management board of Sunways filed an application for preliminary insolvency proceedings on 21 March 2014. Control of the assets has been taken over by the insolvency administrator, and recoverability of the assets seems low. Therefore, a loss was recognized and a write-down of the full amount for Sunways AG assets of US$7.4 million was recorded for the year ended 31 December 2013.

Net Sales

We derive revenue primarily from the sale of our PV products, provision of related services including EPC services. We sell our wafers to cell and module producers, and we sell our modules to developers, distributors and system integrators. We provide processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. In addition, we sell polysilicon and silicon materials, which include ingots as well as silicon scraps. We also provide EPC services to solar farm projects in China, Europe and the U.S. The revenue from sale of wafers also includes the contract cancellation revenue from termination of certain wafer supply agreements.

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices.

For the years ended 31 December 2012 and 2013, we recorded net sales of US$862.9 million and US$598.3 million, respectively. This 30.7% year-over-year decline in fiscal year 2013 was mainly attributable to a decrease in average sales price and shipment volume for modules, and a decrease in sales of silicon and other materials as we suspended polysilicon production throughout the year of 2013. Wafer and module sales constituted the two largest components of our net sales, 40.0% and 32.0%, respectively, for the year ended 31 December 2012, and 55.3% and 25.7%, respectively, for the year ended 31 December 2013.

App 40 & 41 - 10

For the six months ended 30 June 2013 and 2014, we recorded net sales of US$219.1 million and US$297.3 million, respectively. This 35.7% growth was attributable to the increase in the shipment volume of wafer, and partially offset by the decrease in module shipment.

During the years ended 31 December 2011, 2012 and 2013, our net sales by product or service were as follows:

	Year Ended December 31,
	2011		2012		2013
Product / Service	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)

Wafers (including contract cancellation revenue)	1,059.1	49.1%	344.8	40.0%	331.0	55.3%
Processing of PV products on behalf of others	27.6	1.3%	1.1	0.1%	—	0.0%
Modules	720.9	33.4%	276.2	32.0%	153.7	25.7%
Silicon and other materials	239.9	11.1%	93.2	10.8%	9.5	1.6%
Construction contracts	52.9	2.5%	73.5	8.5%	42.6	7.1%
Others	57.5	2.7%	74.1	8.6%	61.4	10.3%

Total net sales	2,157.8	100.0%	862.9	100.0%	598.3	100.0%

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	feedstock for manufacturing polysilicon, including metallurgical-grade silicon feedstock and chemicals;

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps, recyclable polysilicon and various feedstock for polysilicon production (with the costs determined using the weighted average method);

•	materials for manufacturing wafers, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	materials for manufacturing cells and modules;

•	cells purchased from third parties;

•	materials for solar farm projects;

•	depreciation and amortization of property, plant, equipment and land use rights;

•	factory overhead, including maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	utilities, net of government subsidies;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	share-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories;

•	provisions for losses on firm purchase commitments; and

•	warranty expenses related to our solar module business.

App 40 & 41 - 11

For the years ended 31 December 2012 and 2013, our costs of goods sold totaled US$1,215.5 million, or 140.9% of net sales, and US$808.4 million, or 135.1% of net sales, respectively. This 33.5% year-over-year decline in cost of goods sold was attributable to a decrease in our shipment volume for modules, processing business and polysilicon and other materials, as well as a decrease in our processing cost and cost for purchases. The average cost of polysilicon used in wafer production decreased to US$17.0 per kilogram for the year ended 31 December 2013 as compared to US$27.9 per kilogram for the year ended 31 December 2012, primarily due to a reduction in cost of purchases. Our provisions for inventory write-downs for the year ended 31 December 2013 decreased by US$124.9 million to US$57.2 million as compared to US$180.9 million for the year ended 31 December 2012. Our provision for loss on a firm purchase commitment for the year ended 31 December 2013 decreased to US$(4.0) million as compared to US$10.7 million for the year ended 31 December 2012. We recorded inventory write-downs during the year ended 31 December 2013 primarily due to the market value of our products falling below our cost of inventories as a result of the significant drop in the average selling price of our products. It should be noted that our inventory write-downs for the year ended 31 December 2013 remain subject to review by our auditor, KPMG.

For the six months ended 30 June 2013 and 2014, our costs of goods sold totaled US$332.3 million, or 151.7% of net sales, and US$354.6 million, or 119.3% of net sales, respectively. This 6.7% year-over-year growth in cost of goods sold was attributable to the increase in our shipment volume for wafer, however we reduce the unit cost by decrease our processing cost and cost for purchases.

During the years ended 31 December 2011, 2012 and 2013, our cost of goods sold by product or service was as follows:

	Year Ended December 31,
	2011		2012		2013
Product / Service	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)

Wafers	983.2	44.7%	463.6	38.1%	350.6	43.4%
Processing of PV products on behalf of others	21.7	1.0%	1.1	0.1%	—	0.0%
Modules	885.9	40.3%	353.4	29.1%	187.7	23.2%
Silicon and other materials	209.2	9.5%	251.0	20.7%	159.4	19.7%
Construction contracts	47.2	2.1%	66.2	5.4%	45.4	5.6%
Others	50.5	2.3%	80.2	6.6%	65.3	8.1%

Total net sales	2,197.5	100.0%	1,215.5	100.0%	808.4	100.0%

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, R&D expenses, loss for write-down of assets held for sale to fair value less cost to sell, impairment loss for intangible assets and impairment loss for property, plant and equipment.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, including share-based compensation attributable to our sales personnel, transportation costs and marketing expenses.

App 40 & 41 - 12

For the years ended 31 December 2012 and 2013, we recorded selling expenses of US$45.0 million, or 5.2% of net sales, and US$18.7 million, or 3.1% of net sales, respectively. This 58.4% year-over-year decline in selling expenses was attributable to a reduction of our oversea subsidiary’s selling expenditure, including Sunways in insolvency proceedings with its operations suspended in the fourth quarter of 2013.

For the six months ended 30 June 2013 and 2014, we recorded selling expenses of US$8.6 million, or 3.9% of net sales, and US$5.3 million, or 1.8% of net sales, respectively. This 38.6% year-over-year decline in selling expenses was attributable to the continued reduction of our oversea subsidiary’s selling expenditure, including Sunways in insolvency proceedings with its operations suspended since the fourth quarter of 2013.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems.

For the years ended 31 December 2012 and 2013, we recorded general and administrative expenses of US$183.9 million, or 21.3% of net sales, and US$177.9 million, or 29.7% of net sales, respectively. This 3.2% year-over-year decline in general and administrative expenses was a net impact of the following factors: (i) we reduced general administrative expenditure for our daily operations, (ii) our polysilicon plants suspended their production throughout 2013, and (iii) Sunways suspended operations since the fourth quarter of 2013, (iv) an increase of US$59 million in 2013 in provision for doubtful recoveries of prepayment to suppliers, trade accounts receivables and due from other affiliates, and (v) an increase of US$7.4 million in 2013 in assets impairment for Sunways due to its insolvency.

For the six months ended 30 June 2013 and 2014, we recorded general and administrative expenses of US$59.7 million, or 27.3% of net sales, and US$21.6 million, or 7.3% of net sales, respectively. This 63.8% year-over-year decline in general and administrative expenses was attributable to the reduction of the general administrative expenditure for our daily operations, including Sunways suspending operations due to its insolvency.

Research and development expenses

R&D expenses primarily relate to raw materials used in our R&D activities, R&D personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. R&D expenses also include the share-based compensation attributable to our R&D personnel and costs incurred in connection with our joint R&D programs with certain universities in China.

For the years ended 31 December 2012 and 2013, we recorded R&D expenses of US$17.8 million, or 2.1% of net sales, and US$17.5 million, or 2.9% of net sales, respectively. We maintained a comparable level of R&D activities in line with the sales.

For the six months ended 30 June 2013 and 2014, we recorded R&D expenses of US$6.7 million, or 3.1% of net sales, and US$10.6 million, or 3.6% of net sales, respectively. This 58.0% year-over-year increase in R&D expenses was attributable to the increased R&D activities, especially for the new generation wafer products and high efficiency module products.

App 40 & 41 - 13

Impairment loss on fixed assets and intangible assets

For the year ended 31 December 2013, we determined that the carrying value of certain production lines of our PV products which was no longer recoverable after the discontinuation of use. As a result, we recorded an impairment loss of US$648.3 million in 2013. For the year ended 31 December 2012, we determined that the carrying value of certain production lines of our PV products and LED business was no longer recoverable after the discontinuation of use. As a result, we recorded an impairment loss of US$109.0 million in 2012.

For the year ended 31 December 2012, we determined that the carrying value of certain intangible assets related to trademark and customer relationships included in “other non-current assets” were no longer recoverable based on management’s assessment. As a result, we recorded an impairment loss of US$25,255 in 2012, which was included in “impairment loss for intangible assets” in the consolidated management accounts. For the year ended 31 December 2013, no such impairment for intangible assets was recorded.

Working Capital

We have had a working capital deficit over the past few years due to the overall market decline and our financial performance. The working capital deficit significantly limited our ability to compete in the market place and to generate additional cash flow. We have been working to secure additional working capital funding from our existing lender group in 2013. On 11 November 2013, we signed a framework agreement with a syndicate of 11 commercial banks in China for a credit facility in the aggregate principal amount of RMB 1.56 billion.

The use of proceeds of the credit facility is strictly limited to financing our onshore operations within Jiangxi Province, and may not be used to service any existing indebtedness, whether onshore or offshore. The facility will terminate on 10 November 2016, and each loan under the facility may not have a maturity date later than such termination date. Each drawdown under the facility will be made in the absolute discretion of the syndicate and will be subject to additional conditions (including early repayment) imposed by the syndicate on a draw-specific basis. The syndicate has designated a working group to monitor the use of the funds and controlled bank accounts arrangements have been implemented. The facility and any of its outstanding loans are guaranteed by our onshore subsidiaries, Jiangxi LDK PV Silicon Technology Co., Ltd., Jiangxi LDK Solar Polysilicon Co., Ltd., LDK Solar Hi-Tech (Xinyu) Co., Ltd. and LDK Solar Hi-Tech (Nanchang) Co., Ltd., and by Peng Xiaofeng and his wife. The first drawdown of RMB 200 million was approved and completed in November 2013.

Our short-term and long-term loans as of 31 December 2013 increased by US$95 million compared with that of 31 December 2012, mainly due to US$126 million of bills payable due and refinanced by short-term loans, the first drawdown from the syndicate facility and a term loan for the hydrochlorination project totaling approximately US$49 million, less loan repayments mainly by offshore subsidiaries including LDK Europe, SPI and Sunways.

Our short-term and long-term loans as of 30 June 2014 increased by US$396 million compared with that of 31 December 2013, mainly due to US$267 million of bills payable due and refinanced by short-term loans, the second drawdown from the syndicate facility and the progressive drawdown of a term loan for the hydrochlorination project totaling approximately US$75 million, as well as other items such as accrued interest payable and converted into short-term loans.

App 40 & 41 - 14

Capital Expenditure

We invested US$79.5 million and US$11.6 million in capital expenditures during the years ended 31 December 2012 and 2013, respectively, as well as US$54.7 million during the six months ended 30 June 2014 primarily to construct our Mahong polysilicon production plant and purchase of production equipment. We are not expecting any significant capital expenditure for the second half of 2014, although we may decide to incur additional capital expenditure to fund the future development of our business to the extent suitable opportunities arise.

Our Business Plan

Product Upgrade. We are looking into all of our business segments, including polysilicon, wafers, cells and modules to explore opportunities for their technological enhancement in light of the global PV competitive landscape. We are especially focused on the high-efficiency and high-quality aspects of our PV products in order to differentiate ourselves from our competitors. Specifically:

•	We are taking advantage of our leading R&D efforts in the development of M4 and higher efficiency silicon wafers on the basis of our current M3 silicon wafers;

•	We aim to expand our market share with our anti-PID solar cells and high-efficiency BBL modules; and

•	We are continuing our efforts in upgrading our high-purity polysilicon production after the completion of the hydrochlorination process, including develop potential ways to further improve our existing polysilicon production into semiconductor grade production.

Cost Reduction. We are continuing to enhance our cooperation and joint efforts with our business and strategic partners in an effort to reduce our production costs through technological innovation and production process improvement. We are also working actively with the local government for the approval of construction of a captive power plant for our operations, in order to reduce our electricity and other energy costs.

Funding. We will continue to maintain our good relationship with the onshore banks in order to be able to secure additional funding for our operations. We are also open to strategic investments from players in the PV industry in an effort to move our operations to the next level.

Debt Reduction. We have engaged onshore banks recently in discussions with a view to the reduction of our debt burden through mutually acceptable restructurings. We have also started discussions with other onshore creditors such as contractors, infrastructure providers to reduce our trade debt in a mutually acceptable way. We are keenly aware of the need to improve our balance sheet and grow our business.

Asset Disposal. We continue to look into our assets that remain dormant for the purpose of monetizing such dormant assets onshore. We are also intensifying our collection efforts for our trade receivables. We hope that these efforts will generate additional cash flows for our operations.

App 40 & 41 - 15

APPENDIX 42

(UNAUDITED QUARTERLY ACCOUNTS)

(Omitted for this submission)